

2024

ANNUAL REPORT

NOTICE OF 2025 ANNUAL MEETING AND PROXY STATEMENT

FIRST CITIZENS EXECUTIVE LEADERSHIP TEAM

Frank B. Holding, Jr.	Chairman and Chief Executive Officer
Hope H. Bryant	Vice Chairwoman
Peter M. Bristow	President
Craig L. Nix	Chief Financial Officer
Lorie K. Rupp	Chief Risk Officer
Jeffery L. Ward	Chief Strategy Officer
Gregory L. Smith	Chief Information and Operations Officer
West L. Ludwig	Chief Human Resources Officer
Matthew G.T. Martin	Chief Legal Officer
Don E. Preskenis	Chief Internal Audit Officer

BOARD OF DIRECTORS

Ellen R. Alemany	Retired; former Vice Chairwoman, First Citizens BancShares, Inc., and former Chairwoman and Chief Executive Officer, CIT Group, Inc.
John M. Alexander	Manager, McKnitt and Associates, LLC
Victor E. Bell III	Chairman and President, Marjan, Ltd.
Peter M. Bristow	President, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Hope H. Bryant	Vice Chairwoman, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Michael A. Carpenter	Retired; former Chief Executive Officer, Ally Financial, Inc.
H. Lee Durham, Jr.	Retired; former Partner, PricewaterhouseCoopers LLP
Dr. Eugene Flood, Jr.	Managing Partner, A Cappella Partners
Frank B. Holding, Jr.	Chairman and Chief Executive Officer, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Robert R. Hoppe	Retired; former Partner, PricewaterhouseCoopers LLP
David G. Leitch	Retired legal counsel; former Global General Counsel, Bank of America Corporation
Robert E. Mason IV	Chairman, Robert E. Mason and Associates, Inc.
Robert T. Newcomb	Retired; former Owner, Chief Executive Officer, and President, Newcomb and Company
R. Mattox Snow III	Partner and Chairman of the Governing Board, Forvis Mazars, LLP



A LETTER FROM THE CHAIRMAN

Frank B. Holding, Jr.

Dear Fellow Shareholders:

We are pleased to deliver another year of strong financial results supported by solid performance across all our operating segments. We would also like to immediately acknowledge the resolve of our clients, colleagues and communities in the face of some of the most devastating natural disasters we have seen. Our company continues to demonstrate its unwavering commitment to help our stakeholders build lasting financial security.

During 2024, we continued to secure our status as one of the premier banking and financial institutions in the nation, underscored by several distinguished recognitions including being named to the Fortune 500 list of the largest U.S.-based companies. We were highlighted by Forbes as one of the Most Trusted Companies in America for 2025, named on the 2024 and 2025 Forbes lists of America's Best Banks and recognized by Coalition Greenwich as a Best Bank in its 2025 awards for small business banking and middle-market banking.

In January of 2025, we appointed Matt Snow to our Board of Directors as we continue to focus on having the appropriate team in place to support our organization. A distinguished leader and executive with more than 30 years of accounting and audit services experience, Matt serves as chairman of the Governing Board of Forvis Mazars, a top 10 U.S. accounting firm, with retirement expected in May. We are excited to welcome Matt to our team, and he is already providing invaluable insights, helping us successfully navigate the landscape for large financial institutions.

Cultivating Culture

The strength of our company lies not only in our financial results but also in the exceptional talent of our colleagues. They are the cornerstone of our success, and their dedication, expertise and resilience have allowed us to navigate challenges and seize opportunities with confidence.

We recently refined our vision and culture pillars, and our relationship-based, client-centered approach remains as it has for more than a century. Our new vision statement – *"To build lasting financial security that grows with the greatest ambitions of our clients, colleagues and communities"* – reflects who we have been for more than 125 years and articulates what we can achieve by executing on our strategy and embracing our culture.

We have cultivated a collaborative culture built on a commitment to excellence, which will enable us to deliver even greater value to our clients by leveraging diverse expertise and fresh perspectives. Our culture is directly shaped by a set

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of shared values that help support the delivery of our strategy. These values include respecting and having empathy for one another, putting clients and customers first, collaborating as a team, embracing differences and being forward-thinking. We intend to leverage these values to drive focus in our actions and priorities, while unifying and anchoring us all as one team and one bank.

Commitment To Risk Management

We have been successful over the course of our history in part because of our long-term approach and our strong risk management culture. Throughout 2024, we continued to refine and mature our risk management processes to support the change in our size and complexity while ensuring our oversight model supports scalability as we grow.

These changes help ensure consistent application of risk management and oversight across the organization and enhance controls between our risk functions. As we look ahead, we will focus on scaling and developing our risk management capabilities to sustain future growth.

We enter 2025 from a position of strength and are optimistic about the opportunities ahead. We continue to put our clients first and remain steadfast in our relationship-based approach to build long-term value for our company and our shareholders.

Another Year Of Strong Financial Results

Excluding notable items, we generated net income available to common shareholders of $2.8 billion for 2024, representing a return on equity of 13.06% and a return on assets of 1.30%.*

Top-line revenue grew over 2023, due in part to the full year impact of the acquisition of Silicon Valley Bank (SVB) operations, as well as higher interest income from earning asset growth and continued support from our fee-income producing business lines, partially offset by higher funding costs and noninterest expense.

Loans grew by $6.9 billion, 5% over 2023, and we were pleased that growth was broad-based across all our segments. In the General Bank, our branch network led the way, growing our business and commercial loan portfolio, while



industry verticals such as technology media and telecommunications and healthcare generated most of the Commercial Bank growth. We also saw higher loans in SVB Commercial, driven by our Global Fund Banking business.

We achieved solid deposit growth in 2024, up 6% or by $9.4 billion over 2023. Like loans, all segments experienced growth, but the General Bank led the way. The SVB Commercial segment grew deposits in both the Global Fund Banking and Tech and Healthcare Banking businesses. We continued to grow deposits in our nationwide digital Direct Bank through new client acquisition.

While we saw some stress in a few loan portfolios, such as general office, investor dependent and equipment finance, our net charge-off ratio for the year was 0.39%, down 8 basis points from 2023. We remain focused on taking proactive steps to limit losses within these stressed portfolios and continue to be vigilant with our underwriting strategies and ongoing portfolio monitoring efforts across all our loan portfolios.

Noninterest expense growth was concentrated in areas such as technology and risk management as we invest in these capabilities and anticipate that this will continue into 2025. While we are making these investments, we remain focused on long-term value creation, which includes building an infrastructure that allows us to scale effectively and to operate smarter and more efficiently.

Our high-quality balance sheet continues to be a source of strength and stability thanks to our robust capital and liquidity positions. Our strong capital position enabled us to announce a $3.5 billion share repurchase plan in July. We began repurchasing shares shortly thereafter and, through the end of the year, had repurchased $1.7 billion of our Class A common stock, representing approximately 6% of the Class A common stock outstanding at June 30, 2024. Our risk appetite for liquidity remains low, and as of year-end, total liquid assets, which consist of cash on hand and high-quality liquid securities, totaled $59.3 billion and represented 38% of total deposits.

*These non-GAAP measures are reconciled to the most comparable GAAP measures in the Financial Supplement for Q4 2024 located in the Quarterly Results section of our website at https://ir.firstcitizens.com/financial-information/quarterly-results/default.aspx

Diversified Business Lines Remain Client-Focused To Deliver Value And High-Touch Service

General Bank Segment

The General Bank segment comprises our branch network, Wealth, business services, Community Association Banking and other specialty business lines. At the core of our General Bank, we strive to develop and maintain long-term client relationships by providing expertise, proactive partnerships and tailored solutions.

Our General Bank performed well in 2024, notching year-over-year improvement in noninterest income and exceptional loan and deposit growth. Contributions to our performance were broad-based across many of our business lines and in offices and branches coast to coast.

While the branch network led balance sheet growth in this segment, we also had solid performance in many of our specialty businesses including Community Association Banking and SBA lending. Our treasury management teams continued to expand our customer base by offering new products and services and contributed to deposit and noninterest income growth.

It was also an outstanding year for Wealth. We had double-digit growth in our assets under management, which totaled almost $56 billion at year end, all while integrating the legacy SVB and Boston Private platforms. We expect ongoing growth in this business as we expand teams in California, Florida and Massachusetts and continue to invest in our business advisory capabilities.



Another highlight of 2024 was seeing our culture and values in action. Our General Bank associates volunteered more than 10,000 hours in their communities and eagerly supported those impacted by recent natural disasters by delivering critical financial services, supplies and support to those affected.

Commercial Bank Segment

The Commercial Bank segment provides lending, leasing, capital markets, asset management, factoring and other financial and advisory services, primarily to small and middle-market companies in a wide range of industries. Our unique combination of financial expertise, industry knowledge and agility differentiates the Commercial Bank in the marketplace – empowering us to establish strong client relationships, prioritize long-term thinking and provide the financial solutions our clients require to meet their goals.

The Commercial Bank grew loans by 7% during 2024, led by our industry verticals including healthcare and technology media and telecommunications. Noninterest income performance was solid for this segment, led by year-over-year expansion in lending-related fees, including higher capital market fees.

We continue to focus on enhancing technology and consolidating platforms within our commercial business lines to improve collaboration across our Commercial Bank, General Bank and SVB Commercial segments. This will remain a focus area into next year as we work to refine our client-centric delivery of products and services and continue to connect our clients with the financial solutions they need to compete and thrive.

SVB Commercial Segment

The SVB Commercial segment offers products and services to commercial clients in key innovation markets, such as healthcare and technology, as well as to private equity and venture capital firms. With more than 40 years of



dedication to this sector, SVB Commercial has extensive experience banking investors and innovation companies. SVB's entire business – from our solutions and technology to credit policy and beyond – was purpose-built for high-growth companies and investors to be delivered at the speed they require. Our deep bench of experienced colleagues provides tailored solutions designed to help our clients succeed at every stage by providing business banking, liquidity management, global business solutions and fund banking.

As we approach two years following the SVB transaction, we remain pleased with the stability of the franchise and saw growth in total client funds within the SVB Commercial segment of more than 5%, driven by both expanded deposits and higher off-balance-sheet client funds. We also saw loan growth in the Global Fund Banking segment, partially offset by a decline in the Tech and Healthcare business as repayment levels outpaced

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new loan originations. These results are a testament to the model, strategy and team that is dedicated to investors and the innovation economy. We look forward to continuing to grow and expand this business in 2025.

Rail Segment

Our Rail business continued its outstanding performance in 2024, reaching 13 consecutive quarters of positive repricing trends and continuing its track record of solid utilization rates.

Rail's diverse fleet of railcars and locomotives now exceeds 125,000, and we are constantly assessing fleet composition to maintain high-quality assets that are attractive to clients. We expect to maintain our leadership position by adding to the fleet to meet client demand and by exploring new strategies to improve efficiencies.

Strategic Focus Areas For 2025

Combine deep sector expertise and high-touch service to meet clients' needs.

Our CIT Group, Inc. and SVB transactions provided us with a dedicated group of professionals with deep industry expertise and introduced us to new strategic markets with expanded products and services, allowing us to help our clients achieve their goals at every stage of their personal, business and entrepreneurial journeys.

In 2025, we will continue to expand these new capabilities throughout the organization, which will enhance our ability to provide seamless relationship management and a client-first focus across our lines of business.

Focus on talent acquisition and retention while building a leading culture.

We will continue to focus on developing our colleagues' skills and adding talent to support growth. Our ability to attract, retain and develop colleagues' capabilities for ongoing growth remains a priority.

Drive operational efficiency and simplify our environment.

The significant growth of our company over the past three years comes with a corresponding increase in technical and operating complexity. To position the company for long-term growth, we seek to simplify our operating environment and streamline our technology platforms to enable us to capitalize on future growth opportunities.

Optimize our balance sheet for future growth.

Managing our liquidity and capital positions to support continued profitable growth is another area of focus for 2025. Part of this work will focus on growing core deposits to support asset growth in our lines of business. We also intend to continue repurchases under our share repurchase program with the goal of optimizing our capital.

Finally, prudent risk management will remain a guiding principle across all our strategic efforts, and we will continue to invest in our capabilities in this space.

Thank You

I am pleased with our 2024 financial performance, which exceeded our expectations even in an uncertain economic environment. We are excited about the opportunities ahead of us in 2025, and our commitments to innovation, operational efficiency, client-centricity and long-term thinking will continue to guide us as we move into our next phase of growth. On behalf of the Board of Directors, I would like to express gratitude to our shareholders, clients and colleagues for your trust and support. Together, we will continue to build a resilient, forward-thinking institution that grows with the greatest ambitions of all stakeholders.

Sincerely,



Frank B. Holding, Jr.

Frank B. Holding, Jr.
March 11, 2025

NOTICE OF 2025 VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

The 2025 Annual Meeting of Stockholders of First Citizens BancShares, Inc. (the "Annual Meeting") will be held in a virtual format at the time and in the manner described below.

Date and Time:

Tuesday, April 29, 2025
9:00 a.m. Eastern Daylight Time

Place:

The Annual Meeting will be a virtual stockholder meeting at *www.virtualshareholdermeeting.com/FCNCA2025.*

To attend the Annual Meeting, go to the website above at the meeting time and enter your unique 16-digit "Control Number." Your Control Number appears on the portion of your proxy card or voting instruction form that you retain.

Help and technical support for accessing and participating in the virtual Annual Meeting will be available on the day of the meeting by calling 844-986-0822 (U.S.) or 303-562-9302 (International). You may begin to log into the meeting website at 8:45 a.m. EDT on the meeting date.

Matters to be Voted On:

Proposals Submitted by Board of Directors

1. Election of 11 directors for one-year terms.

2. Non-binding advisory resolution to approve compensation paid or provided to our named executive officers as disclosed in our Annual Meeting proxy statement (a "say-on-pay" resolution).

3. Proposal to ratify the appointment of KPMG LLP as our independent accountants for 2025.

> **Our Board of Directors unanimously recommends that you vote:**
> **"For" each of the nominees named in Proposal 1; and**
> **"For" Proposals 2 and 3.**

This notice and the enclosed proxy statement and proxy card are being first sent to our stockholders on or about March 18, 2025.

By the Order of the Board of Directors

Matthew G.T. Martin

Matthew G.T. Martin, Corporate Secretary



PROXY VOTING



INTERNET
Visit *www.proxyvote.com* and follow the instructions on your proxy card.



TELEPHONE
Call 1-800-690-6903 and follow the instructions on your proxy card.



MAIL
Sign, date, and mail your proxy card in the enclosed envelope.



DURING THE MEETING
Vote online during the meeting by following the instructions on the virtual meeting platform.

To vote, you will need your 16-digit Control Number included on your proxy card or broker voting instruction form.

Record Date:
The record date for the determination of stockholders entitled to vote at the Annual Meeting is March 3, 2025 (the "Record Date"). You are entitled to participate remotely in the Annual Meeting if you were a holder of record, or the beneficial owner in "street name," of shares of our Class A Common Stock or Class B Common Stock as of the close of business on the Record Date. Record holders may cast one vote for each share of our Class A Common Stock and 16 votes for each share of our Class B Common Stock they held on the Record Date.

PROXY STATEMENT TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE VIRTUAL STOCKHOLDER MEETING
TO BE HELD ON APRIL 29, 2025.

The notice of meeting, proxy statement, and annual report to security holders are available at: www.proxyvote.com.

Cautionary Note Regarding Forward-Looking Statements and Website References

Certain statements in this proxy statement, including statements in the section titled "2024 Business Highlights," and statements in the letter from Chairman and Chief Executive Officer Frank B. Holding, Jr., in our Annual Report to Security Holders, are "forward-looking statements" within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical or current facts, including statements regarding our plans, targets, commitments, strategies, and goals and the assumptions underlying those statements, are forward-looking. In some cases, forward-looking statements may be identified by the use of words like "believe," "could," "expect," "anticipate," "estimate," "plan," "intend," "may," "should," "would," "future," "consider," "project," "forecast," and similar expressions with references to the future. Forward-looking statements reflect our current expectations and good-faith evaluation of information available at the time the forward-looking statements were made and are inherently uncertain and subject to a number of risks and uncertainties, many of which are beyond our control, and they should not be relied upon as guarantees of future performance or results, nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved. You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks discussed in our most recent Annual Report on Form 10-K and subsequent Securities and Exchange Commission filings. Various factors, including future events, may cause our actual, results, performance, or achievement to differ materially from those expressed or implied by these forward-looking statements, and actual outcomes and results may differ materially. All forward-looking statements in this proxy statement and the letter from Mr. Holding are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

In connection with the solicitation of proxy appointments for the Annual Meeting, we have not authorized anyone to give you any information, or make any representation, that is not contained in this proxy statement. If anyone gives you any other information or makes any other representation, you should not rely on it as having been authorized by us.



Physical Address:
4300 Six Forks Road
Raleigh, North Carolina 27609

Principal Office Mailing Address:
Post Office Box 27131
Raleigh, North Carolina 27611-7131

PROXY STATEMENT

VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

This proxy statement is dated, and is being first sent to our stockholders on or about, March 18, 2025, by the Board of Directors of First Citizens BancShares, Inc. in connection with our solicitation of proxy appointments in the form of the enclosed proxy card for use at the 2025 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournments of the meeting.

PROXY SUMMARY

This summary highlights information about our company and information contained elsewhere in this proxy statement, but it does not contain all the information you should consider before you vote. You should carefully read this entire proxy statement and the detailed financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Annual Report"), which accompanies this proxy statement. Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

2025 Annual Meeting of Stockholders

Time and Date	Virtual Location	Record Date
Tuesday, April 29, 2025 9:00 a.m. EDT	www.virtualshareholdermeeting.com/FCNCA2025	March 3, 2025

If for any reason we are not able to convene the Annual Meeting, or if after being convened the meeting is interrupted and cannot be continued, including due to loss of internet connectivity or communications capabilities, power failure, or other technical difficulties, the meeting will be adjourned. If a verbal or written announcement of a later date and time for reconvening the meeting is made during the meeting or posted on the meeting website during the scheduled time for the meeting, the meeting will be reconvened on that date and at that time in a virtual meeting format at the same web address listed above, and no further notice of the date and time of the reconvened meeting will be required unless the adjournment is for more than 30 days or the Record Date is changed. The instructions described in this proxy statement for accessing, participating in, and voting at the original meeting will apply to any such reconvened meeting.

More detailed information about the Annual Meeting and instructions on how you can participate in and vote at the meeting are contained under the heading "FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING."

Voting Securities

Our voting securities are the outstanding shares of our Class A Common Stock ("Class A Common") and Class B Common Stock ("Class B Common"). On the Record Date, there were 12,527,433 and 1,005,185 outstanding shares of Class A Common and Class B Common, respectively. You may cast one vote for each share of Class A Common, and 16 votes for each share of Class B Common, that you held of record on the Record Date on each director to be elected and on each other matter voted on by stockholders at the Annual Meeting. Votes may not be cumulated in the election of directors.

Proposals and Voting Recommendations

At the Annual Meeting, our stockholders will vote on the following proposals submitted by our Board of Directors.

Proposal Number	Description	Votes Required for Approval	Board Recommendation	Page
1	Election of 11 directors	Plurality of votes cast in the election by holders of Class A Common and Class B Common represented at the meeting and voting together as one class	✔ VOTE **"FOR"** EACH NOMINEE	11
2	Advisory vote on executive compensation	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	✔ VOTE **"FOR"** PROPOSAL 2	82
3	Ratification of appointment of independent accountants	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	✔ VOTE **"FOR"** PROPOSAL 3	84

Stockholders also will vote on such other matters as may properly come before the meeting. However, our Board of Directors currently knows of no matters that may be voted on at the Annual Meeting other than the matters listed above.

Proxy Voting Methods

Record holders of our common stock may vote in the following ways. More detailed instructions for voting are contained in this proxy statement under the heading "FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING."

INTERNET	TELEPHONE	MAIL	DURING THE MEETING
Visit *www.proxyvote.com* and follow the instructions on your proxy card.	Call 1-800-690-6903 and follow the instructions on your proxy card.	Mark, sign, and date your proxy card and mail it in the enclosed envelope.	Vote online during the meeting by following the instructions on the virtual meeting platform.

Even if you plan to participate remotely in the virtual Annual Meeting, to ensure that your shares will be represented at the meeting, we encourage record holders of shares to vote their shares in advance online, by phone, or by mail, and beneficial holders of shares held in "street name" to give their voting instructions in advance to their banks, brokers, or other nominees.

Who We Are

Our Vision and Values. We aim to build lasting financial security that grows with the greatest ambitions of our clients, colleagues, and communities. As a result, we have established a unique legacy of strength, stability, and long-term thinking that has spanned generations.

Headquartered in Raleigh, N.C., First-Citizens Bank & Trust Company ("FCB") was founded as the Bank of Smithfield in North Carolina in 1898 and served primarily agricultural customers. More than 125 years later, we are a top-20 U.S. financial institution, a member of the Fortune 500, and have been recognized by Forbes as one of America's Best Banks in 2024 and 2025 and Most Trusted Companies in America in 2025.

Over the years, we have expanded our geographic footprint and client segments, widened the scope of our products and services to support them, enhanced our talent, and gained even greater sector-specific expertise. With more than $200 billion in assets and more than 500 branches and offices in 29 states nationwide, we provide financial services to a wide range of consumer and commercial clients. Our services include retail and mortgage banking, wealth management, and commercial banking delivering best-in-class lending, leasing, and other financial services for businesses and investors at every stage of their lifecycle. We also operate a nationwide digital bank (the "Direct Bank").

While the past few years have been a transformational period for us given the transactions with CIT and SVB, our relationship-based, client-centered approach remains as it has for more than a century. We put our clients first, embrace differences, respect and have empathy for one another, collaborate as a team, and are forward thinking. These values unite our associates and guide us as we provide a positive experience for our clients, colleagues, and communities, while building long-term value for our company and stockholders.

Human Resources Strategy. Our ability to attract, retain, and develop associates is critical to our success. We prioritize supporting our business by striving to ensure we have the right talent in the right jobs and with the right skills to fulfill our strategic objectives.

Our vision is realized by cultivating a foundation that includes both a strong business strategy and a unified culture. A relationship-based, client-centered, and long-term focused approach supports our strategic objectives and reinforces a culture that prioritizes shared values and behaviors. These unwavering commitments position us to support our clients, colleagues, and communities in pursuing their greatest ambitions. Our client-centric approach has always been the bedrock of who we are, building deep and lasting relationships that prioritize the client experience. Our long-term focus allows us to make strategic decisions and investments designed to build long-term value and stability for all stakeholders, while skillfully managing risk along the way.


OUR VISION
To build lasting financial security that grows with the greatest ambitions of our clients, colleagues and communities.
OUR CULTURE
RELATIONSHIP-BASED | CLIENT-CENTERED | LONG-TERM FOCUSED
VALUES
BEHAVIORS

Our human resources team works to identify and deploy the critical talent needed to support these strategic objectives and our unified culture. We make talent attraction and retention a priority by offering learning and development opportunities, internal career mobility, a comprehensive total rewards package, and a welcoming values-based culture.

We value diversity – in people, in the markets we serve, and in the products and services we offer. We seek individuals with varied backgrounds because we understand that our differences contribute to a diversity of thought that enhances associate and customer relationships and propels innovation in our products and services.

2025 Director Nominees

The 11 nominees for election as directors at the Annual Meeting are listed below. Further information regarding the nominees and their experience and qualifications is contained in this proxy statement under the heading "PROPOSAL 1: ELECTION OF DIRECTORS." Nominees' ages listed in the table are as of the date of this proxy statement.

Name and Age	Principal Occupation	Independent Director?	Committee Membership (C=Chair)	Board Tenure	2024 Board and Committee Meeting Attendance (1)
Ellen R. Alemany 69	Retired; our former Vice Chairwoman and former Chairwoman and Chief Executive Officer of CIT	—	Risk	3 Years	94%
Victor E. Bell III 68	Chairman and President, Marjan, Ltd.	✔	CNG (2) Risk	23 Years	100%
Peter M. Bristow 59	Our and FCB's President	—	None	11 Years	100%
Hope H. Bryant 62	Our and FCB's Vice Chairwoman	—	Executive Trust	19 Years	88%
Dr. Eugene Flood, Jr. 69	Managing Partner, A Cappella Partners	✔	Risk Trust	2 Years	81%
Frank B. Holding, Jr. 63	Our and FCB's Chairman and Chief Executive Officer	—	Executive (C)	32 Years	100%
Robert R. Hoppe 73	Retired; former partner, PricewaterhouseCoopers LLP	✔	Risk (C) Executive Risk Management Expert	11 Years	100%
David G. Leitch 64	Retired legal counsel; former Global General Counsel, Bank of America Corporation	✔	Audit CNG	1 Year	100%
Robert E. Mason IV 66	Chairman, Robert E. Mason and Associates, Inc.	✔	CNG Risk	18 Years	100%
Robert T. Newcomb 64	Retired; former Owner, Chief Executive Officer, and President, Newcomb and Company	✔ Lead Independent Director	CNG (C) Audit Executive	23 Years	95%
R. Mattox Snow III 61	Partner and Chairman of the Governing Board of Forvis Mazars, LLP	✔	Audit Trust	Since January 2, 2025	—

(1) Does not include meetings of working groups of directors.
(2) CNG refers to our Compensation, Nominations and Governance Committee.

Nominee Profile



Nominee Ages
64 Median Age
- ■ 50-59 Years (1 nominee)
- ■ 60-65 Years (5 nominees)
- ■ 66+ Years (5 nominees)

Board Refreshment
11 Years Median Tenure
- ■ 0-10 Years (4 nominees)
- ■ 11-20 Years (4 nominees)
- ■ 21-30 Years (2 nominees)
- ■ 31-40 Years (1 nominee)

Nominee Independence
64% Independent
- ■ Independent (7 nominees)
- ■ Non-Independent (4 nominees)

2024 Business Highlights

Financial Performance – For the year ended December 31, 2024, net income was $2.78 billion, a decrease of $8.69 billion from $11.47 billion for the prior year. Net income per diluted common share for the current year was $189.41, a decrease of $595.10 from $784.51 for the prior year. Our return on average assets was 1.26% during 2024 compared to 5.90% during 2023. Our return on average common equity was 12.68% and 66.88% for 2024 and 2023, respectively. The declines from the prior year were mostly driven by the SVB Acquisition gain of $9.81 billion that positively impacted noninterest income in 2023. Our 2024 results were positively impacted from the SVB Acquisition which included a full year of SVB related operations.

Net Interest Income Expansion – Net interest income totaled $7.14 billion, an increase of $431 million or 6% from 2023. The change from the prior year was due primarily to higher interest income on loans and investment securities, partially offset by higher deposit interest expense and lower loan accretion income.

Net Interest Margin Remained Resilient – Net interest margin was 3.54%, a decrease of 38 basis points compared to the prior year. The decline from the prior year was driven primarily by higher interest-bearing liabilities, a higher rate paid on interest-bearing deposits, and lower loan accretion income. These declines were partially offset by higher average balances and yields on loans and investment securities.

Solid Noninterest Income – Noninterest income for the year was $2.62 billion, a decrease of $9.46 billion from the prior year driven primarily by the SVB Acquisition gain of $9.81 billion that positively impacted 2023. Outside of this change, noninterest income improved over the prior year driven by the full year impact of SVB related operations, as well as solid performance across many of our fee income producing business lines.

Loan Growth – Total loans and leases at December 31, 2024, were $140.22 billion, an increase of $6.92 billion or 5% from 2023. The growth over the prior year was broad based across each of our operating segments. Loan growth in the General Bank segment was primarily related to business and commercial loans in our Branch Network while growth in the Commercial Bank segment was mainly concentrated in our industry verticals. The increase in our SVB Commercial segment was driven by growth in our Global Fund Banking business, partially offset by declines in the Tech & Healthcare Banking business.

Deposit Growth – Total deposits at December 31, 2024, were $155.23 billion, an increase of $9.38 billion or 6% from 2023. The General Bank segment increased $4.33 billion driven primarily by growth in the Branch Network, as well as Wealth and Community Association Banking channels. While the Commercial Bank segment was materially unchanged from the prior year, the SVB Commercial segment was up $1.91 billion driven by growth in both the Global Fund Banking and Tech & Healthcare Banking businesses. We also added $3.43 billion of deposits in our nationwide Direct Bank.

Asset Quality – Net charge-offs totaled 0.39% of average loans during 2024, down 8 basis points from 2023. The allowance for credit losses as a percentage of total loans was 1.20% at December 31, 2024, a decrease of 11 basis points from 1.31% at December 31, 2023.

Maintained Solid Capital While Executing on Our Share Repurchase Program – Our capital position remained strong throughout the year, and we reported a common equity Tier 1 ratio of 12.99% at December 31, 2024. We repurchased 814,641 shares of our Class A Common for $1.66 billion, representing 6.02% of the Class A Common outstanding at June 30, 2024, during the second half of the year under the share repurchase program announced in July of 2024.

Liquidity Remained Strong – We strive to maintain a strong liquidity position, and at December 31, 2024, we had $59.34 billion in liquid assets, or approximately 27% of total assets, consisting of cash and high-quality liquid securities.

2024 Executive Compensation Highlights

The table below describes the key objectives of our executive compensation program, the principal components of executive compensation, and actions by the CNG Committee and the Boards during 2024 to align with those objectives.

Compensation Objectives	How Our Compensation Program Supports Our Compensation Objectives
Reward sustained long-term performance and long-term service and loyalty.	• **Long-Term Incentive Plan Awards.** Approved the grant of new cash-based performance awards under FCB's Long-Term Incentive Plan (the "LTIP") for a three-year performance period (2024-2026) based on the same performance criteria as in prior years (growth in the tangible book value per share of our common stock plus cumulative dividends paid per share).
Balance business risk with sound financial policy and stockholders' interests and align the interests of executive officers with the long-term interests of stockholders by encouraging growth in the value of our company and our stockholders' investments.	• **Continued Focus on Performance-Based Compensation Relative to Total Compensation.** Continued to increase the percentages of the total compensation for our named executive officers ("NEOs") that is performance based and to focus on performance-based compensation as a substantial component of our NEOs' total compensation. • **LTIP Performance Goals.** Continued to base LTIP performance awards for executive officers primarily on the growth in tangible book value, which the CNG Committee believes is a key driver of long-term value. • **Merger Performance Plan.** Approved award opportunities under FCB's Merger Performance Plan ("MPP") to motivate and reward eligible associates, including executive officers, who have significant involvement in and responsibility for post-acquisition processes by offering them cash incentives dependent on realization of benefits to our company and stockholders of the CIT Merger and the SVB Acquisition. Performance objectives with respect to the CIT Merger included the optimization of merger cost savings and synergies, and performance objectives with respect to the SVB Acquisition included timely integration achievement. Performance objectives with respect to both transactions included risk management, individual performance, our overall results, and other related specific goals. The award opportunity for the CIT Merger is expected to be the final opportunity under the MPP with respect to that transaction. • **Incentive Compensation Risk Management Program.** Completed implementation of enhancements to the Incentive Compensation Risk Management Program to include ongoing risk-balancing processes and mechanisms to help identify and mitigate risks that might arise from incentive compensation arrangements. • **Clawback Policies.** Maintained policies and other mechanisms to clawback executive compensation in the event of material miscalculations, including those resulting from accounting restatements, or significant violations of our Code of Ethics that result in financial or reputational impact to us.
Attract, motivate, and retain talented executive officers, and provide compensation to executive officers that is competitive with comparable financial services companies.	• **Future Pay Competitiveness.** Continued to assess, with the assistance of its independent compensation consultant, the future competitiveness of our executives' compensation against comparably sized banking and financial services institutions with which we compete in order to provide competitive compensation programs that attract, retain, and motivate talented executives with strong track records of success, and to help assure a high performing and stable leadership team.

Key Corporate Governance Highlights

Board Composition and Independence	• **Independent Director Nominees.** Seven of 11 director nominees are independent. • **Annual Independence Determination.** The CNG Committee reviews the independence of outside directors each year in connection with the Boards' annual determination of director independence. • **Annual Election of Lead Independent Director.** Independent directors each year select a Lead Independent Director who has broad authority and responsibility over Board governance and operation. • **Key Committees Independent.** Independent directors comprise 100% of the membership of each of the Audit and CNG Committees, and 80% of the membership of the Risk Committee. • **Regular Executive Sessions.** Independent directors meet in executive session on a regular basis without members of management or non-independent directors present. • **Interaction With and Access to Senior Executives, Associates, and Advisors.** Independent directors and committees have significant interaction with senior executives and access to other associates and to our outside advisors. • **Ability to Hire Outside Experts and Consultants.** Independent directors and committees have the ability to hire separate outside experts and consultants, at our expense, and to conduct independent investigations.
Board Qualifications and Evaluations	• **Board Skills and Experience.** Board skills and experience are aligned with our overall strategy. • **Board Orientation and Continuing Education Program.** Our Board orientation and continuing education program supports ongoing director development. • **Board and Committee Self-Evaluation.** The CNG Committee coordinates annual Board and committee self-assessments encompassing duties and responsibilities, performance, Board and committee structure, culture, process, and execution.
Board Structure, Refreshment and Diversity	• **Annual Election of Directors.** Directors are elected annually for one-year terms. • **Retirement Policy.** No person is eligible to stand for election as a director at any stockholder meeting following the calendar year in which he or she reaches 75 years of age. The Board has the ability to waive the policy for compelling reasons. The Board approved no waivers from the retirement policy in connection with the Annual Meeting, resulting in the retirement of three directors upon the conclusion of their current terms of office at the Annual Meeting. • **Gender and Racial Diversity.** Gender and racial diversity are represented on our Board. • **Board Refreshment.** Four of our eight current non-management directors have served for three or fewer years. • **Diversity of Tenure.** Diversity of tenure provides balance of historical knowledge and new perspectives.

Board Policies and Practices

- **Chief Executive Officer Evaluations.** The CNG Committee conducts annual evaluations of our Chief Executive Officer's performance.

- **Stock Ownership.** Each director is encouraged to own an amount of our stock that is significant in light of his or her financial means.

- **No Hedging of our Common Stock.** Our Board hedging policy and our Insider Trading Policy prohibit our directors and executive officers, and certain of our other associates, respectively, from hedging any shares of our common stock.

- **No Pledging of our Common Stock.** Our Board pledging policy and our Insider Trading Policy generally prohibit any director or executive officer, and certain of our other associates, respectively, from pledging any shares of our common stock that he or she owns or controls, subject to "grandfathered" pledges and exceptions approved by the Audit Committee for pledge arrangements by a director or executive officer that the Committee concludes are not reasonably likely to pose a material risk to our company or the market for our common stock.

- **Service on other Company Boards.** Service on the boards of other companies is not restricted, but our Corporate Governance Guidelines state our expectation that such service will not interfere with our directors' abilities to devote the time and attention required to fulfill their duties and responsibilities to us and our stockholders.

- **Annual Review of Corporate Governance Guidelines.** The CNG Committee and our Board conduct an annual review of our Corporate Governance Guidelines to ensure alignment with best practices.

- **Independent Compensation Consultant.** The CNG Committee retains an independent compensation consultant (which provides no other services to us or FCB) to assist each year in the evaluation of our executive and director compensation programs and in the committee's executive and director compensation decisions and recommendations.

- **Insider Trading Policy.** Our Insider Trading Policy and Code of Ethics prohibit trading in our securities, or the securities of any other company with which we do business, by directors, executive officers, and associates while in possession or aware of material non-public information, and disclosing, communicating, other than in accordance with our policies, or otherwise misusing, material non-public information regarding our company or any other company with which we do business. The Policy also requires that our directors, executive officers and certain of our associates obtain preclearance before they trade in shares of our stock and prohibits them from trading shares of our stock at times when we have closed the trading window for our shares.

Board Oversight of Risk	• **Board's Role in Risk Management.** The Boards' role in risk oversight is an integral part of our overall Risk Management Framework, with the Boards administering their oversight functions primarily through committees. • **Risk Management Framework.** Our Risk Management Framework is approved by the Risk Committee, and our Risk Appetite Framework and Statement are managed by the Risk Committee and approved by the Boards. • **Human Capital Management.** The CNG Committee regularly reviews and oversees, with the human resources department, human capital management risks including strategies and initiatives on workforce planning, associate well-being, talent acquisition, retention, and engagement. The Risk Committee, through the Operational Risk and Compliance Risk Committees and the human resources department, receives reports as appropriate with respect to various human resources metrics, such as associate voluntary and involuntary turnover, hiring, succession, and associate demographics. • **Technology & Cyber Risk/Business Continuity.** The Risk Committee periodically reviews information security policies and technology risk management programs and practices that are designed to protect data, records, and proprietary information. The Committee also reviews reports on our business continuity and disaster recovery program that is designed to safeguard against disruptions from events such as cyberattacks, natural disasters, and man-made events. • **Compensation Risk Management.** The CNG Committee regularly reviews our compensation philosophy and practices to determine the overall risk profile of our compensation program, and it oversees an annual review of all compensation plans, including all incentive and variable pay plans, to help identify potential risks and provide continuing oversight and mitigation of risks. The Risk Committee also reviews risk related to compensation and generally holds at least one joint meeting with the CNG Committee on an annual basis.
Sustainability Practices	• **Sustainability.** Our commitment has always been to deliver for the long-term success of our clients and the communities we serve. We remain committed to integrating sustainable practices into our strategy and operations and promoting positive and lasting impacts and economic opportunity. Our short- and long-term strategy includes supporting our clients in the sustainability and energy space. Our transactions with CIT and SVB added expertise and capabilities to strengthen our product offerings in these areas. We have hundreds of clients across sectors such as: circular economy and resource conservation, electrified transport and alternative fuels, and energy systems and the vehicles of tomorrow. • **Strategy.** Our sustainability strategy is overseen by our Boards, Executive Leadership Team, and a group of leaders across the company representing our risk, finance, and legal departments, among others. • **Climate Compliance.** With oversight and guidance from our sustainability governance structure, we are designing a climate compliance program that we are incorporating into our sustainability strategy for the short-, medium-, and long-term.
Culture and Ethics	• **Pillars of our Culture.** Relationship-based, client-centric and long-term focuses are the pillars of our culture upon which we build our programs and deliver on our business strategy. • **Code of Ethics.** Our Boards have adopted a Code of Ethics that applies to all executive officers, directors, and associates, including our financial officers, as well as a code of ethics that applies to contingent workers engaged on a temporary basis through contractual agreements to provide services to FCB.

Culture and Ethics (continued)	• **Inclusion.** We prioritize creating connections, achieving our clients' goals, fostering a culture of belonging, and promoting educational and engagement opportunities to deepen relationships across the company. Given our relationship-based culture, we believe it is important that associates feel included and valued and that we provide access to resources and opportunities that support long-term business success for FCB and our associates.
	• **Onboarding.** How we welcome new associates into FCB lays the foundation for their future. We want everyone who joins us to feel welcomed, engaged, and connected to the organization and their team. We recognize that managers play a critical role in building relationships with our new associates and cultivating our client-centric culture, so we support them in these efforts.
	• **Associate Satisfaction.** We recognize that listening to our associates and their input is integral to providing long-term value for our clients, communities, and stakeholders. We build a strong culture by focusing on aligning business strategy with our values and fostering a work environment where our associates feel valued, respected, and empowered to be their best.
	• **Charitable Giving.** In our line of work, people come first. That's why we are proud to lend our support to causes that help people in need. As a company, we work with organizations in the communities we serve to help make our communities stronger. Our charitable giving is an important component of our business development efforts and positions us as a responsible corporate citizen, enabling our associates to engage with nonprofit partners.
	• **Volunteerism.** Associate volunteering is foundational to our commitment to engaging and supporting the communities where we live and work. We encourage our associates to invest their time and expertise through company-sponsored volunteer activities as well as on their own time. Our volunteer paid time off program offers associates the opportunity to support and contribute to organizations and causes important to them.

Proxy Statement Definitions

In this proxy statement, except where the context indicates otherwise:

- "you," "your," and similar terms refer to the stockholder receiving this proxy statement;

- "we," "us," "our," and similar terms refer to First Citizens BancShares, Inc., and, as the context may require, collectively to us and our subsidiaries, including First-Citizens Bank & Trust Company, our bank subsidiary;

- "FCB" refers to First-Citizens Bank & Trust Company;

- "associates" refers to our employees;

- "our Board" or "the Board" refers to our Board of Directors;

- "our Boards" or "the Boards" refers jointly to our Board of Directors and the Board of Directors of FCB;

- "FCB-SC" refers to the former First Citizens Bank and Trust Company, Inc., which, along with its parent holding company, First Citizens Bancorporation, Inc., we acquired in a merger transaction during 2014;

- "CIT" refers to CIT Group Inc. and, as the context may require, collectively to CIT and CIT Bank, N.A., OneWest Bank, and Mutual of Omaha Bank, CIT's former bank subsidiaries, which we acquired in a merger;

- "CIT Merger" refers to our merger with CIT effective on January 3, 2022;

- "SVB" refers to Silicon Valley Bank from which, through the Federal Deposit Insurance Corporation ("FDIC") as receiver for Silicon Valley Bridge Bank, N.A. ("SVBB"), FCB acquired certain assets and assumed certain liabilities;

- "SVB Acquisition" refers to FCB's acquisition of certain assets and assumption of certain liabilities from FDIC as receiver for SVBB effective on March 27, 2023;

- "SEC" refers to the Securities and Exchange Commission; and

- "Exchange Act" refers to the Securities Exchange Act of 1934, as amended.

PROPOSAL 1: ELECTION OF DIRECTORS

> *Our Board of Directors unanimously recommends that you vote "For" each of the nominees named below.*

General

Our Bylaws provide that:

- our Board will consist of not less than five nor more than 30 members, and our Board is authorized to set and change the actual number of our directors from time to time within those limits; and

- subject to any limitations on service prescribed by the Boards, our directors are elected each year at the annual meeting of stockholders for terms extending to the next Annual Meeting at which directors are elected, or until their deaths, resignations, retirements, removals, or disqualifications, or until their successors have been duly elected and qualified.

Our company and FCB each has a board of directors. Historically, the membership of FCB's Board has been the same as the membership of our Board, and we expect that to continue. Accordingly, we expect to appoint the nominees elected to our Board at the Annual Meeting to also serve as members of the Board of FCB for the year following the meeting.

Our Board currently consists of 14 directors, and the Board has set the number of our directors at 11 for the year following the Annual Meeting. As a result, at the Annual Meeting our stockholders will vote on and elect 11 directors. Following the recommendation of our CNG Committee, the Board has nominated 11 of our current directors named below for election as directors for new terms. The nominees include R. Mattox Snow III, who was first appointed by the Board as a director effective January 2, 2025. Pursuant to our director retirement policy, three of our current directors, John M. Alexander, Jr., Michael A. Carpenter and H. Lee Durham, Jr., will retire from the Boards upon the conclusion of their current terms of office at the Annual Meeting and have not been nominated for reelection. If before the Annual Meeting any nominee becomes unable or unwilling to serve as a director for any reason, including without limitation death, resignation, withdrawal, or removal, and if a substitute nominee is not named by our Board, the number of directors to be elected at the Annual Meeting will be reduced accordingly.

In recommending nominees for election as directors at the Annual Meeting, the Board's CNG Committee considered a number of factors, including the nominees' experience, qualifications, and skills described in their biographies and other information below and the other factors described under the caption "COMMITTEES OF OUR BOARD — Compensation, Nominations and Governance Committee." Additionally, with respect to nominees who were members of our Board during 2024, the Committee considered, among other factors, each director's preparedness for, engagement in, and contributions to meetings and deliberations of the Boards and committees on which they serve.

In the information below, the nominees' listed ages are as of the date of this proxy statement, and their biographical information, and information regarding their experience and qualifications, was provided by the nominees.

Summary of Director Nominee Skills

The chart below identifies skills that our director nominees named below indicate that they provide to our Board, developed either through past service on our Board or through other professional pursuits.

	Holding	Alemany	Bell	Bristow	Bryant	Flood	Hoppe	Leitch	Mason	Newcomb	Snow
Audit, Financial Reporting or Accounting	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Banking Sector Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
ESG (Environmental, Social, Governance)		✔			✔			✔	✔		✔
Executive Compensation and Benefits	✔	✔	✔	✔	✔	✔		✔	✔	✔	
Executive Leadership	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Government Affairs, Legal and Compliance		✔	✔				✔	✔	✔		
Human Capital Management	✔	✔	✔	✔	✔	✔	✔		✔	✔	
Public Company Board Service or Corporate Governance	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Risk Management	✔	✔	✔	✔	✔	✔	✔		✔	✔	✔
Strategic Planning	✔	✔	✔	✔	✔	✔	✔		✔	✔	✔
Technology, Cybersecurity and Information Security		✔				✔			✔		

Nominees

A listing of and information about each of the 11 nominees is set forth below.



Ellen R. Alemany

Age: 69

Director Since: 2022

Independent Director: No

Current Board Committee Service:
- Risk Committee

Other Current Public Company Directorships
- Dun & Bradstreet Holdings, Inc.

PRINCIPAL OCCUPATION

- Retired banking executive
- **First Citizens BancShares and FCB**
  - Special Advisor to our Chairman and Chief Executive Officer (January 2023 through December 2023)
  - Former Vice Chairwoman (January 2022 through December 2022)
  - Employed by FCB from January 2022 to January 2024
- **CIT Group Inc. and its subsidiary, CIT Bank, N.A.**
  - Chairwoman and Chief Executive Officer (2016-2022)
  - Director, CIT Group Inc. (2014-2022)
- **RBS Americas ("RBS")**
  - Head of management structure that oversees Royal Bank of Scotland's American business (2007-2013)
- **RBS Citizens Financial Group, Inc. (subsidiary of RBS)**
  - Chief Executive Officer and Chairwoman (2008-2013)
- **CitiGroup (1987-2007)**
  - Chief Executive Officer, Global Transaction Services (2006-2007)
  - Executive Vice President, Commercial Business Group (2003-2006)
  - President and Chief Executive Officer, CitiCapital (2001-2006)

KEY EXPERIENCE AND QUALIFICATIONS

- **Visible and active community leader:** Extensive community and public leadership experience, including as a former member of the Global Board of Advisors of Operation Hope.

- **Management and financial experience:** Over 45 years of management experience in banking and financial services, including chief executive experience with a large, multinational commercial bank, as well as global financial management and regulatory experience.

- **Corporate governance expertise:** Service on boards of directors and board committees of public companies and large nonprofits. Served on the Federal Reserve's Federal Advisory Council.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Vice Chairwoman, Center for Discovery
- Member, Board of Trustees for The Conference Board
- Former Director, Fidelity National Information Services, Inc.



Victor E. Bell III

Age: 68

Director Since: 2002

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee
- Risk Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Chairman and President, Marjan, Ltd. (real estate and other investments)

KEY EXPERIENCE AND QUALIFICATIONS
- **Management and financial experience:** More than 43 years managing, operating and growing a family-owned real estate and investment business.
- **Market expertise:** Familiarity with real estate, real estate-related investment, the medical community and area universities.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Chairman and President, North Carolina Museum of History Foundation
- Chairman and President, Ravenscroft School Foundation
- Vice Chairman, A. E. Finley Foundation
- Member, Board of Trustees, YMCA of the Triangle
- Chairman and President, White Memorial Presbyterian Church Foundation
- Past Trustee, North Carolina Retirement Systems division of the Department of State Treasurer
- Past Member, Board of Visitors, UNC Lineberger Comprehensive Cancer Center
- Past Member, Board of Visitors, Saint Mary's School



Peter M. Bristow
Our and FCB's President

Age: 59

Director Since: 2014

Independent Director: No

Current Board Committee Service:
- None

Other Current Public Company Directorships
- None

Family Relationship:
- Mr. Bristow is the brother-in-law of Mr. Holding and Mrs. Bryant

PRINCIPAL OCCUPATION
- **First Citizens BancShares and FCB**
  - ➢ President (since 2014)
  - ➢ Employed by FCB since 2014
- **First Citizens Bancorporation, Inc. and its subsidiary bank, First Citizens Bank and Trust Company, Inc.**
  - ➢ President and Chief Operating Officer (2001-2014)

KEY EXPERIENCE AND QUALIFICATIONS
- **Strong leader with extensive management and financial experience:** More than 32 years in the banking industry in retail, wealth management, commercial and small business banking lines.
- **Market and operations expertise:** Intimate knowledge of FCB's South Carolina and Georgia banking markets and operations including Information Technology, Commercial and Retail Credit, and Corporate Real Estate.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Director, North Carolina Community Foundation
- Director, North Carolina Museum of Art Foundation
- Former Member, Board of Trustees, Saint Mary's School



Hope H. Bryant
Our and FCB's Vice Chairwoman

Age: 62

Director Since: 2006

Independent Director: No

Current Board Committee Service:
- Executive Committee
- Trust Committee of FCB's Board

Other Current Public Company Directorships
- None

Family Relationship:
- Mrs. Bryant is the sister of Mr. Holding and the sister-in-law of Mr. Bristow

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - ➤ Vice Chairwoman (since 2011)
  - ➤ Executive Vice President (2002-2011)
  - ➤ Employed by FCB since 1986

KEY EXPERIENCE AND QUALIFICATIONS

- **Strong leader with extensive management and financial experience:** Over 35 years of experience with FCB, including managing expansion into new markets and as past President of our former subsidiary, IronStone Bank.

- **Visible and active community leader:** Extensive community and industry leadership experience, including past service on the board of directors of the North Carolina Bankers Association.

- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations and non-public community financial institutions.

- **Other financial institution experience:** Serves as a director of Southern BancShares (N.C.), Inc., and Fidelity BancShares (N.C.), Inc., and their respective bank subsidiaries.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member, Board of Trustees, YMCA of the Triangle
- Member, Ambassador's Committee, 2022 U.S. Women's Open
- Member, Board of Trustees and Chair of Finance Committee, Woodberry Forest School
- Past Member, Ravenscroft School Advisory Board
- Past Director, North Carolina Bankers Association



Dr. Eugene Flood, Jr.

Age: 69

Director Since: 2023

Independent Director: Yes

Current Board Committee Service:
- Risk Committee
- Trust Committee of FCB's Board

Other Current Public Company Directorships
- Janus Henderson Group plc

PRINCIPAL OCCUPATION

- Managing Partner, A Cappella Partners (family office focused on business, for profit and not-for-profit board activity, community services and philanthropic efforts) (since 2013)
- Senior Advisor, 33 Capital Management, LTD (investment adviser in family office) (since 2023)
- Managing Partner, Flood Mason Holdings (consulting and investment platform) (since 2023)
- Director, Chairman of Risk Committee and Member of Human Capital and Compensation Committee of Janus Henderson Group plc Board of Directors (since 2017)
- Director, Grubb Properties (real estate investment manager) (since 2022)
- Member, Advisory Board of C Street Advisory Group (since 2021)
- Managing Partner, Next Sector Capital (investment management) (2015-2022)
- President and Chief Executive Officer, Smith Breeden Associates (asset management firm) (2000-2010)
- **TIAA-CREF** (asset management and retirement planning firm)
  - ➤ Executive Vice President (2011-2012)
  - ➤ Trustee and Investment Committee Chair, CREF and TIAA-CREF Mutual Fund (2003-2010)
- Morgan Stanley (investment banking and financial services firm) (1987-1999)
- Assistant Professor of Finance, Stanford Business School (1982-1987)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive investment management and financial expertise:** Over 35 years of expertise in investment management, mutual fund, and investment adviser services within the global asset management industry. Dr. Flood's experience spans line, executive and board-level leadership roles in firms operating across institutional and retail markets worldwide, encompassing all major asset classes in both public and private sectors.

- **Risk and compliance oversight:** Over 35 years of extensive experience in risk management and technology in both sell-side and buy-side firms, including trading desks, market-making positions and portfolio management positions, and extensive interaction with risk management professionals around the world. Dr. Flood regularly attends risk management conferences and has spoken and written on the subject.

- **Corporate governance, financial, and audit:** Corporate governance experience and deep knowledge of financial and audit-related matters, gained through service on the boards of three companies with over $200 billion in assets, including publicly traded companies, as well as several other for-profit and non-profit organizations; included in Savoy magazine's 2024 list of Most Influential Corporate Directors.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Chair, Advisory Board, Institute for Global Health and Infectious Diseases, University of North Carolina at Chapel Hill
- Member, Board of Trustees, Research Corporation for Science Advancement
- Member, Investment Committee, Boston Children's Hospital
- Member, Advisory Council of the Milken Center for Advancing the American Dream
- Former Board Member, Financial Accounting Foundation, Financial Accounting Standards Board, and Governmental Accounting Standards Board
- Former Director, The Foundation of the Carolinas
- Former Member, Steering Board, Eshelman Institute



Frank B. Holding, Jr.
Our and FCB's Chairman and
Chief Executive Officer

Age: 63

Director Since: 1993

Independent Director: No

Current Board Committee Service:
- Executive Committee (Chairman)

Other Current Public Company Directorships
- flyExclusive, Inc.

Family Relationship:
- Mr. Holding is the brother of Mrs. Bryant and the brother-in-law of Mr. Bristow

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - ➤ Chairman (since 2009)
  - ➤ Chief Executive Officer (since 2008)
  - ➤ President (1994-2009)
  - ➤ Employed by FCB since 1983

KEY EXPERIENCE AND QUALIFICATIONS

- **Strong leader with extensive management and financial experience:** Over 40 years of experience with FCB. Has an intimate knowledge of our business and its culture, values, goals, and strategic operations.

- **Visible and active community leader:** Service on boards of directors and board committees of not-for-profit entities and foundations.

- **Corporate governance expertise:** Extensive public and business leadership experience including serving as a director and member of various committees of other public and non-public companies.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director, Mount Olive Pickle Company
- Trustee, Wake Forest University
- Past Member, Advisory Board, Duke Energy Corporation
- Past Member (former Chairman), Board of Trustees, Blue Cross and Blue Shield of North Carolina
- Past Director, Global Transpark Foundation
- Past Director (former Chairman), North Carolina Chamber Foundation
- Past Director (former Chairman), North Carolina Chamber of Commerce
- Past Vice Chairman and Director, Institute for Defense and Business



Robert R. Hoppe
Risk Management Expert

Age: 73

Director Since: 2014

Independent Director: Yes

Current Board Committee Service:
- Executive Committee
- Risk Committee (Chairman)

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Retired
- Former Certified Public Accountant and partner, PricewaterhouseCoopers LLP (1983-2007)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive financial and accounting experience:** 34 years in public accounting serving clients in the public, private, nonprofit and governmental sectors and industries, including manufacturing, healthcare, distribution, utilities and smaller financial service clients.

- **Corporate governance experience:** Prior service as director and vice chairman of the audit and risk committees for another financial institution. Active in civic and professional organizations throughout his career.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director (past Chairman), Salvation Army of Greater Charlotte
- Former director of First Citizens Bancorporation, Inc. and First Citizens Bank and Trust Company, Inc., Columbia, S.C.



David G. Leitch

Age: 64

Director Since: 2024

Independent Director: Yes

Current Board Committee Service:
- Audit Committee
- Compensation, Nominations and Governance Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Retired legal counsel
- **Bank of America (2016-2022)**
  - Vice Chair (2021-2022)
  - Global General Counsel (2016-2021)
- **Ford Motor Company**
  - Group Vice President and General Counsel (2005-2015)
- **Executive Office of the President, The White House**
  - Deputy Counsel to the President of the United States (2002-2005)
- **Federal Aviation Administration**
  - Chief Counsel (2001-2002)
- **Hogan and Hartson L.L.P. (now Hogan Lovells US LLP) (1987-1990 and 1993-2001)**
  - Partner (1994-2001)
  - Counsel (1993)
  - Associate (1987-1990)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive management and business experience.** Over 35 years of business experience, including six years at a large financial institution, overseeing the company's legal functions and relationships with regulatory and law enforcement authorities around the world.

- **Visible and active community leader.** Championed pro bono service by bank attorneys, including co-founding the Charlotte Triage project, which supports Legal Aid of North Carolina-Charlotte and the Charlotte Center for Legal Advocacy.

- **Corporate governance experience.** Extensive corporate governance experience, having served as chief legal advisor to boards of directors and senior management for over 17 years; as co-chair of Disclosure Committee for Ford Motor Company; and on various nonprofit and public company boards.

- **Regulatory and governmental experience.** Significant experience in regulatory and governmental roles, including as Chief Counsel at the Federal Aviation Administration and Deputy Counsel to the President of the United States.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member, American Law Institute
- Member, Association of General Counsel
- Member, Virginia State Bar
- Member, District of Columbia Bar
- Member, Michigan State Bar
- Member, Bar of U.S. Supreme court and various federal circuit and district courts
- Member, Fourth Circuit Judicial Conference
- Member, Executive Committee of United States Golf Association
- Former Director, Talmer Bank (now a part of Huntington Bank)



Robert E. Mason IV

Age: 66

Director Since: 2007

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee
- Risk Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Chairman and past Chief Executive Officer, Robert E. Mason and Associates, Inc. (industrial automation and engineering services)

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive management and business experience:** Over 37 years of experience in managing, operating, and growing a successful industrial automation and engineering services business with a national and international business perspective.
- **Corporate governance experience:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Board Member, Crosland Foundation
- Past Member, Board of Trustees, Episcopal High School, Alexandria, VA
- Former Member, Advisory Board of UNC Charlotte Lee College of Engineering



Robert T. Newcomb
Lead Independent Director

Age: 64

Director Since: 2002

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee (Chairman)
- Audit Committee
- Executive Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Retired
- Former President, Chief Executive Officer, and owner, Newcomb and Company (mechanical contractors) (1991-2023)

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive management and business experience:** Over 32 years of experience in managing, operating and growing a successful mechanical contracting company.
- **Corporate governance experience:** Service on boards of directors and board committees of not-for-profit entities.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Director, Raleigh Cemetery Association (Oakwood Cemetery)
- Member, Board of Trustees (former Annual Campaign Chair), YMCA of the Triangle



R. Mattox Snow III

Age: 61

Director Since: 2025

Independent Director: Yes

Current Board Committee Service:
- Audit Committee
- Trust Committee of FCB's Board

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Partner and Chairman of the Governing Board, Forvis Mazars, LLP (assurance, tax and consulting services) (expected retirement May 2025)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive management and business experience:** Over 30 years in the accounting and audit profession where he has most recently served as Chairman of the Governing Board of Forvis Mazars. Prior to that, he served as the Chief Executive Officer of Dixon Hughes Goodman, one of Forvis Mazars' predecessors. He has also served as an audit partner at an international accounting firm where he spent more than 20 years working with public companies in the financial services, manufacturing and restaurant industries, and was named an SEC partner.

- **Corporate governance experience:** Service on governing boards and committees of a private entity and nonprofits.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Vice Chairman of the Governing Board of Forvis Mazars Global, Ltd., a global network comprising Forvis Mazars and Forvis Mazars Group SC, with representative firm locations in over 100 countries
- Former Board Member and Chairman of the Audit and Finance Committee, American Institute of CPAs and former Chairman of its Major Firms Group
- Former Member, Board of Visitors, Wake Forest University School of Business
- Former Board Member and Chairman of Finance Committee, United Way of Central Carolinas

---

Our Board of Directors unanimously recommends that you vote "FOR" each of the 11 nominees named above.

The 11 nominees who receive the highest numbers of votes will be elected.

CORPORATE GOVERNANCE

Our Board has adopted Corporate Governance Guidelines that, together with our Bylaws, establish various processes related to the structure and leadership of our Board and the governance of our organization, including those processes described in the following sections. Our Corporate Governance Guidelines and our Bylaws are available on our website at *ir.firstcitizens.com/corporate-governance/governance-documents*.

Board Leadership Structure

As described under the heading "COMMITTEES OF OUR BOARDS," the Boards perform their oversight roles through various committees whose members are appointed by the Boards after consideration of the recommendations of our independent CNG Committee. Board committees may be established as separate committees of our or FCB's Board or as joint committees of the Boards. Each Board annually elects a Chairman whose duties are described in our and FCB's Bylaws. Under our Corporate Governance Guidelines, if the Chairman elected by our Board is not an independent director, then each year our CNG Committee will nominate, and our independent directors will select, a separate "Lead Independent Director."



CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FRANK B. HOLDING, JR.



LEAD INDEPENDENT DIRECTOR
ROBERT T. NEWCOMB

Chairman and Chief Executive Officer. Our Chief Executive Officer, Frank B. Holding, Jr., has served as Chairman of both Boards since 2009. Although our Bylaws contemplate that our Chairman will be considered an officer, under our Corporate Governance Guidelines our Board will exercise its judgment and discretion in the selection of its Chairman and may select any of its members as Chairman. The Board has no formal policy as to whether our Chief Executive Officer will or may serve as Chairman, and any other director, including an independent director, may be elected to serve as Chairman.

In practice, our Board has found that having a combined Chairman and Chief Executive Officer role allows for more productive board meetings. As Chairman, Mr. Holding is responsible for leading board meetings and meetings of stockholders, generally setting the agendas for board meetings (subject to the requests from our Lead Independent Director and other directors), and providing information to the other directors in advance of meetings and between meetings. The Boards believe Mr. Holding's direct involvement in our operations makes him best positioned to lead strategic planning sessions and determine the time allocated to each agenda item during meetings and in discussions of our short- and long-term objectives. As a result, our Board currently believes that maintaining a structure that combines the roles of Chairman and Chief Executive Officer is the appropriate leadership structure for our company.

Our independent directors meet regularly in executive session, giving them opportunities to discuss any concerns without the Chairman or other members of management being present, and, as described below under the heading "COMMITTEES OF OUR BOARDS," all matters pertaining to executive compensation, the selection of nominees for election as directors, the appointment of members of Board committees, the approval of transactions with related persons, and various other governance matters, are subject to the review and approval or recommendation of Board committees made up entirely of independent directors.

Our Corporate Governance Guidelines also provide that:

- all independent directors have full access to any member of management and to our and FCB's independent accountants and internal auditors for the purpose of discussing and understanding issues relating to our business;

- upon request, our management will arrange for our outside advisors to be made available for discussions with the Board, any Board committee, our independent directors as a group, or individual directors; and

- the Boards, each Board committee, and our independent directors as a group, have the authority to retain independent advisors from time to time, at our expense, who are separate from and unrelated to our regular advisors.

Our Board believes the provisions described above enhance the effectiveness of our independent directors and provide for a leadership structure that is appropriate for our company, without regard to whether our Chairman is an independent director.

Lead Independent Director. Robert T. Newcomb, who also currently serves as Chairman of our CNG Committee, has been designated by our independent directors, and currently serves, as our Lead Independent Director.

Because our Chief Executive Officer currently serves as Chairman of the Boards, and members of our management beneficially own large percentages of our voting stock, our Boards recognize the potential for management's influence over the Boards and the Boards' processes to diminish the effectiveness of our independent directors and the independent directors' ability to influence our policies and the Boards' decisions. Our Corporate Governance Guidelines provide that, if the Chairman elected by the Boards is not an independent director, then each year our CNG Committee will nominate, and our independent directors will select, from among the independent directors a separate Lead Independent Director who has the duties and authority listed in the table.

LEAD INDEPENDENT DIRECTOR DUTIES

- Convening and presiding at executive sessions and separate meetings of our independent directors, and serving as the liaison between the independent directors and our Chairman and management.

- Consulting with the Chairman regarding decisions reached, or suggestions made, at executive sessions and separate meetings of independent directors.

- Consulting with the Chairman regarding the schedule, agenda, and information for Board meetings.

- Consulting with the Chairman with respect to consultants who may report directly to the Boards.

- Consulting with the Chairman and management as to the quality, quantity, and timeliness of information provided to the Boards by management.

- Being available, as appropriate, for communications with our stockholders.

- Performing such other duties and exercising such other authority as is described elsewhere in the Corporate Governance Guidelines and as our Boards may from time to time determine.

Special meetings of the Boards or any committee of the Boards, or of the independent directors, will be called at the Lead Independent Director's request. Also, while our Chairman sets the agenda for each Board meeting and any director may propose agenda items, a matter will be placed on the agenda for any Board or committee meeting at the Lead Independent Director's request.

Director Independence

Our Corporate Governance Guidelines require that a majority of the members of our Board be independent and that each year our Board review transactions, relationships, and other arrangements involving our directors and determine which of the directors the Board considers to be independent. In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market ("Nasdaq").

Listed below are persons who served as directors during all or part of 2024, and nominees for election as directors at the Annual Meeting, whom our Board believes were during their terms of office, and/or will be if elected at the Annual Meeting, independent directors under Nasdaq's criteria.

John M. Alexander, Jr.	H. Lee Durham, Jr.	Robert E. Mason IV
Victor E. Bell III	Dr. Eugene Flood, Jr.	Robert T. Newcomb
Michael A. Carpenter	Robert R. Hoppe	R. Mattox Snow III
	David G. Leitch	

Determination of Independent Directors. The Board has directed our CNG Committee to assess each director's and nominee's independence each year and report its findings to the Board in connection with the Board's annual determinations. In addition, between those annual determinations, the Committee is directed to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director's ability to exercise independent judgment in carrying out his or her duties as a director.

In addition to specific Nasdaq independence criteria, in assessing each director's or nominee's independence, the CNG Committee and the Board consider whether they believe transactions that are disclosable in our proxy statements as

DIRECTOR INDEPENDENCE DETERMINATION

The CNG Committee:

- applies the independence criteria contained in listing requirements of Nasdaq;

- performs an annual assessment to determine each outside director's independence;

- continually monitors director independence on an ongoing basis; and

- informs the Board of any changes in factors or circumstances that may affect a director's ability to exercise independent judgment in carrying out his or her duties as a director.

"related person transactions," as well as any other transactions, relationships, arrangements, or other factors known to the Committee or the Board, could impair that director's or nominee's ability to exercise independent judgment in carrying out his or her duties as a director. In its determination that the individuals named above who served as directors during 2024, and/or who are nominees for election as directors at the Annual Meeting, were and will be independent, the Committee and the Board considered FCB's lending relationships with directors or nominees who are loan customers and whose loans are subject to laws and regulations pertaining to loans to directors of banks (including the requirement that those loans be approved by a majority of FCB's full Board), as well as other transactions and relationships between our company or FCB and those directors or their related interests described or referenced below under the heading "TRANSACTIONS WITH RELATED PERSONS."

Executive Sessions of Independent Directors. Our independent directors meet regularly in executive sessions, without the Chairman, other members of management, or non-independent directors, and such a meeting will be held at the request of any independent director.

Director Retirement Policy

The Boards have a director retirement policy under which a director is not eligible to stand for reelection to the Board at any stockholder meeting following the calendar year in which he or she reaches age 75. The Board has waived the retirement policy in certain instances for compelling reasons. In considering nominees for election at the Annual Meeting, the Board approved no waivers of the retirement policy.

Pursuant to the retirement policy, John M. Alexander, Jr. (age 75), who has served as a director since 1990, Michael A. Carpenter (age 77), who has served as a director since 2022, and H. Lee Durham, Jr. (age 76), who has served as a director and Chairman of our Audit Committee since 2003, have not been nominated for reelection and will retire from our and FCB's Boards upon the conclusion of their current terms of office at the Annual Meeting.

Service on Other Public Company Boards

Our Corporate Governance Guidelines do not restrict directors' abilities to serve on the boards of other companies. However, the Guidelines state our expectation that our directors' service as directors of other companies will not interfere with their ability to devote the time and attention required to fulfill their duties and responsibilities to us and our stockholders. As indicated in the table below, during the past five years certain of our current directors and nominees have served, and continue to serve, on the boards of other public companies.

Director	Service as Director of Another Public Company Within Past Five Years
Ellen R. Alemany (1)	Dun & Bradstreet Holdings, Inc. (since 2021) Fidelity National Information Services, Inc. (2014 to 2024)
Michael A. Carpenter (1)	Symbotic, Inc. (formerly SVF Investment Corp 3) (2021 to 2022) AutoWeb, Inc. (2012 to 2022)
Dr. Eugene Flood, Jr.	Janus Henderson Group plc (since 2017)
Frank B. Holding, Jr.	flyExclusive, Inc. (since 2023)

(1) Mrs. Alemany and Mr. Carpenter also served as directors of CIT until consummation of the CIT Merger effective January 3, 2022.

Boards' Role in Risk Management

Risk is inherent in any business. As a financial institution, we are subject to extensive regulation specific to the banking industry that requires us to assess and manage the risks we face, and, during their periodic examinations, our banking regulators assess our and the Boards' performance in that regard. Our Boards strive to ensure that risk management is a part of our business culture and that our policies and procedures for identifying, assessing, monitoring, and managing risk are part of the decision-making process. As is the case with other management functions, and with accountability and support from all company associates, our senior management has primary responsibility for day-to-day management of the risks we face. However, the Boards' role in risk oversight is an integral part of our overall Risk Management Framework. The Boards administer their risk oversight function primarily through committees, including the Audit, Risk, Trust, and CNG Committees, and the work of these committees enhances the Boards' ability to fulfill their risk oversight responsibility. Each committee's oversight responsibilities are described in the table below.

AUDIT COMMITTEE	RISK COMMITTEE	TRUST COMMITTEE	CNG COMMITTEE
• Independent accountants • Accounting and financial reporting • Internal controls • Financial management and disclosure • Allowance for credit losses • Internal audit function • Legal exposure • Review and approval of related person transactions • Code of Ethics • Hedging and Pledging Policy • Chief Internal Audit Officer evaluation and compensation	• Risk Management Framework and Risk Appetite Framework and Statement • Market risk • Credit risk • Asset risk • Liquidity risk • Capital adequacy and planning • Operational risk (including human capital, technology, and cyber risks) • Reputational risk • Compliance risk • Legal risk • Strategic risk • Chief Risk Officer evaluation	• Trust Department policies • Application of conduct and ethical standards to Trust Department • Oversight of administration of client accounts • Compliance related to records of Trust Department • Oversight of vendors, services, and products by Trust Department	• Executive and director compensation and incentives • Board and Chief Executive Officer succession planning • Board governance structure • Review and recommendation of changes to Corporate Governance Guidelines • Risk review of incentive compensation arrangements • Code of Ethics as applied to directors • Chief Executive Officer evaluation and Board and committee self-evaluations • Recommendations of nominees, committee members, and Lead Independent Director

The Risk Committee has approved our Risk Management Framework and manages our Risk Appetite Framework and Statement, which are approved by our Boards. The Risk Committee structure is designed to allow for information flow and escalation of risk-related issues. The Risk Committee monitors adherence to our Risk Management Framework and Risk Appetite Framework and Statement and provides a report on risk management to the Boards on at least a quarterly basis, and our Chief Risk Officer provides regular reports to the Risk Committee and the Boards. Management and independent risk functions make regular reports to the Risk Committee on key risk areas, such as capital, asset, liquidity, market, credit, compliance, strategic, and operational risks, including human capital, technology, and cyber risks. In addition, the Risk Committee may request reports or information from the Audit Committee, the Trust Committee, and the CNG Committee regarding matters relevant to the Risk Committee's oversight responsibility for our Risk Management Framework. Further information regarding the function and responsibilities of these committees is contained below under the heading "COMMITTEES OF OUR BOARDS."

We believe our regulatory environment and our committee structure result in our Boards being more active in risk management oversight than the boards of companies that are not regulated, or that are not regulated as extensively, as financial institutions. The involvement of our committees in the Boards' oversight function enhances our Boards' effectiveness and leadership structure by providing opportunities for outside directors to become more familiar with our and FCB's critical operations and more engaged in the Boards' activities with respect to risk management.

Attendance by Directors at Meetings

Board of Directors Meetings. Our Board met 14 times during 2024. Our Corporate Governance Guidelines provide that directors are expected to regularly attend meetings of the Boards and of the committees on which they serve (subject to circumstances that make their absence unavoidable), to review materials provided to them in advance of meetings, and to participate actively in discussions at meetings and in the work of the committees on which they serve. During 2024, all then-current directors attended at least 75% of the aggregate number of meetings held during their terms of office by our Board and any committees of the Boards on which they served. Eight of our then-current directors attended 100% of the aggregate of such meetings, not including meetings of working groups of directors.

Number of Board and Committee Meetings Held in 2024	
Board	14
Audit Committee	12
Risk Committee	18
Trust Committee	5
CNG Committee	10
Executive Committee	5

Annual Meetings. Attendance by our directors at Annual Meetings of our stockholders gives directors an opportunity to hear the concerns expressed in questions submitted by stockholders who participate in those meetings. In order to facilitate directors' attendance, we schedule our Annual Meetings on the same dates as regular meetings of the Boards. Our Board recognizes that our outside directors have their own business interests and are not our associates, and that it is not always possible for them to attend Annual Meetings. However, our Board believes that attendance by directors at our Annual Meetings is beneficial to us and to our stockholders, and our Corporate Governance Guidelines provide that our directors are strongly encouraged to attend each Annual Meeting. Twelve of our 13 then-current directors attended our last Annual Meeting, which was held virtually in May 2024.

Communications with Our Board

Our Board encourages our stockholders to communicate their concerns and other matters related to our business, and the Board has established a process described below by which you may send written communications to our Board, committees, or independent directors as a group, or to one or more individual directors, including our Lead Independent Director.

Mail your correspondence to:	**Email your correspondence to:**
Board of Directors First Citizens BancShares, Inc. Attention: Corporate Secretary Post Office Box 27131 (Mail Code FCC22) Raleigh, North Carolina 27611-7131	*fcbdirectors@firstcitizens.com*

You should indicate whether your communication is directed to the entire Board, to a particular committee of the Board or its chairperson, or to one or more individual directors. All communications will be reviewed by our Corporate Secretary and, with the exception of communications our Corporate Secretary considers to be unrelated to a director's duties and responsibilities or our business, forwarded to the intended recipients.

Code of Ethics

Our Boards have adopted a Code of Ethics that applies to all executive officers, directors, and associates, including our Chief Executive Officer, Chief Financial Officer, Treasurer, and other senior financial officers who have primary responsibility for our financial reporting and accounting functions. A copy of the Code is posted on FCB's website and may be found at *ir.firstcitizens.com/corporate-governance/governance-documents*. Our Boards have also adopted a code of ethics that applies to contingent workers engaged on a temporary basis through contractual agreements to provide services to FCB.

In addition to its other purposes listed in the table, the Code of Ethics includes provisions

OUR CODE OF ETHICS IS INTENDED TO PROMOTE:
• honest and ethical conduct;
• the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
• full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with or submit to the SEC and banking regulators and in other public communications we make;
• compliance with applicable governmental laws, rules, and regulations;
• prompt internal reporting of violations of the Code of Ethics; and
• accountability for adherence to the Code.

which prohibit all directors, executive officers and other associates from engaging in investment practices that violate securities laws or regulations, or our policies, or that otherwise are illegal, improper, or unethical. Those prohibited practices include purchasing or selling our securities, or the securities of any other company with which we do business, while in possession or aware of material non-public information, and disclosing, communicating, other than in accordance with our policies, or otherwise misusing material non-public information regarding our company or any other company with which we do business.

Officers, associates, customers, suppliers, stockholders, or others may submit confidential and anonymous reports regarding ethical or other concerns about our company, FCB, or any of our directors, executive officers, or other associates in any of the ways described below.

REPORTING ETHICAL CONCERNS	
ONLINE THROUGH FCB'S WEBSITE:	*www.firstcitizens.com/privacy-security/report-ethical-concerns*
ONLINE THROUGH A THIRD PARTY PROVIDER:	*secure.ethicspoint.com/domain/media/en/gui/14505/index.html*
BY TELEPHONE:	800-UREPORT (or 800-873-7678)

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of our Code of Ethics that covers our Chief Executive Officer, Chief Financial Officer, Treasurer, and other senior financial officers who have primary responsibility for our financial reporting and accounting functions by posting that information on our Internet website at *ir.firstcitizens.com/corporate-governance/governance-documents.*

Insider Trading Policy

Our Boards have adopted an Insider Trading Policy, which applies to our and FCB's directors, executive officers, and associates. In addition, as described above under the caption "Code of Ethics," we have adopted a Code of Ethics that applies to directors, executive officers and associates. The Insider Trading Policy and the Code of Ethics contain provisions that prohibit trading in our securities, or the securities of any other company with which we do business, while in possession or aware of material non-public information, and disclosing, communicating, other than in accordance with our policies, or otherwise misusing material non-public information regarding our company or any other company with which we do business. Additionally, the Insider Trading Policy requires that directors, executive officers, and designated associates ("restricted persons") pre-clear non-exempt transactions in our securities and not transact in our securities at times when we have closed the trading window in our securities. The Insider Trading Policy and the Code of Ethics are intended to promote compliance with insider trading laws, rules and regulations, and the listing standards of Nasdaq.

In addition, the Insider Trading Policy provides that our company will only engage in transactions in our securities in compliance with all applicable laws.

Our Vision and Values

We aim to build lasting financial security that grows with the greatest ambitions of our clients, colleagues, and communities. As a result, we have established a unique legacy of strength, stability, and long-term thinking that has spanned generations.

Headquartered in Raleigh, N.C., FCB was founded as the Bank of Smithfield in North Carolina in 1898 and served primarily agricultural customers. More than 125 years later, we are a top-20 U.S. financial institution, a member of the Fortune 500, and have been recognized by Forbes as one of America's Best Banks in 2024 and 2025 and Most Trusted Companies in America in 2025.

Over the years, we have expanded our geographic footprint and client segments, widened the scope of our products and services to support them, enhanced our talent, and gained even greater sector-specific expertise. With more than $200 billion in assets and more than 500 branches and offices in 29 states nationwide, we provide financial services to a wide range of consumer and commercial clients. Our services include retail and mortgage banking, wealth management, and commercial banking delivering best-in-class lending, leasing, and other financial services for businesses and investors at every stage of their lifecycle. We also operate a nationwide digital Direct Bank.

The SVB Acquisition in March 2023 and the CIT Merger in January 2022 greatly enhanced our scale, geography, products, services, expertise, and ability to serve customers and clients of all types and sizes. The SVB Acquisition marked a major milestone in our history. The transaction helped stabilize the U.S. financial system, provided new markets and capabilities for our franchise, and accelerated our transformation into a full-service institution with a national footprint. It also resulted in significant increases in total assets, total deposits, and loans and leases, as well as an expansion of our network of branches and private banking offices that enhanced our franchise in attractive West Coast and Northeast markets.

The SVB Acquisition came on the heels of the CIT Merger that added scale in commercial banking and railcar leasing, as well as a branch network in California and the Direct Bank. It united the complementary strengths of each bank's middle market, commercial, and private banking capabilities, and it took advantage of common platforms, vendor partners, and technologies. Importantly, from both the SVB Acquisition and the CIT Merger we gained a dedicated group of professional bankers, including those with deep experience in supporting the innovation economy.

While the past few years have been a transformational period for us given the transactions with CIT and SVB, our relationship-based, client-centered approach remains as it has for more than a century. We put our clients first, embrace differences, respect and have empathy for one another, collaborate as a team, and are forward thinking. These values unite our associates and guide us as we provide a positive experience for our clients, colleagues, and communities, while building long-term value for our company and stockholders.

Human Resources Strategy

Our ability to attract, retain, and develop associates is critical to our success. We prioritize supporting our business by striving to ensure we have the right talent in the right jobs and with the right skills to fulfill our strategic objectives.

Our vision is realized by cultivating a foundation that includes both a strong business strategy and a unified culture. A relationship-based, client-centered, and long-term focused approach supports our strategic objectives and reinforces a culture that prioritizes shared values and behaviors. These unwavering commitments position us to support our clients, colleagues, and communities in pursuing their greatest ambitions. Our client-centric approach has always been the bedrock of who we are, building deep and lasting relationships that prioritize the client experience. Our long-term focus allows us to make strategic decisions and investments designed to build long-term value and stability for all stakeholders, while skillfully managing risk along the way.

Our human resources team works to identify and deploy the critical talent needed to support these strategic objectives and our unified culture. We make talent attraction and retention a priority by offering learning and development opportunities, internal career mobility, a comprehensive total rewards package, and a welcoming values-based culture.



OUR VISION
To build lasting financial security that grows with the greatest ambitions of our clients, colleagues and communities.

OUR CULTURE
RELATIONSHIP-BASED | CLIENT-CENTERED | LONG-TERM FOCUSED

VALUES | **BEHAVIORS**

Benefits. A strong focus on our associates' well-being is part of our culture and integral to our total rewards philosophy. Recognizing that well-being is an individual journey, our competitive benefits program has been thoughtfully designed to provide associates with options to choose from in five well-being dimensions – physical, financial, emotional, social, and community. Supporting the health and well-being of our associates, we offer benefits that include, but are not limited to:

- medical plan options that include telehealth, dental and vision plan options, and wellness programs;

- a 401(k) plan, flexible spending accounts, life and accidental death and dismemberment insurance, short-term and long-term disability coverage, numerous voluntary coverages, and discount programs;

- paid time off and other time away such as holidays, parental leave, and volunteer leave; and

- an employee assistance program.

Learning and Development. We also offer a robust development program designed to enhance the skills, knowledge, and capabilities that support successful careers within our company. We provide associates tools, training, and support to build impactful relationships and foster an environment of continual growth and learning. Consistent with our approach to making development accessible and inclusive, everyone has access to on-demand lessons and live, interactive experiences tailored to deliver unique educational opportunities.

Inclusion. We value diversity – in people, in the markets we serve, and in the products and services we offer. We seek individuals with varied backgrounds because we understand that our differences contribute to a diversity of thought that enhances associate and customer relationships and propels innovation in our products and services. As a relationship-based culture, we believe it is important that associates feel included and valued and that we provide access to resources and opportunities that support long-term business success for us and our associates.

We also prioritize creating connections, achieving our clients' goals, fostering a culture of belonging, and promoting educational and engagement opportunities to deepen relationships across the company. To further these efforts, we support a variety of business resource groups that are open to all our associates regardless of race, gender, or nationality. These groups play a key role in creating an inclusive workplace culture, attracting and retaining the best available talent, enriching both associate and customer experiences, and achieving key business objectives.

Managing Human Resources Risk. Our human resources leadership focuses on building long-term human capital plans, while carefully managing risk, and our overall Risk Management Framework includes processes for the oversight and management of risks related to human resources. Our Operational Risk and Compliance Risk Committees (subcommittees of the Enterprise Risk Oversight Committee ("EROC"), which is comprised of management) monitor various human resources metrics, including, but not limited to, associate voluntary and involuntary turnover, hiring, succession, and associate demographics, and reports, trends, and action plans are provided to the EROC and the Boards' Risk Committee as appropriate. See "CORPORATE GOVERNANCE – Boards' Role in Risk Management" and "COMMITTEES OF OUR BOARDS – Risk Committee."

COMMITTEES OF OUR BOARDS

Board Committee Structure

The Boards have four standing committees that assist the Boards in oversight, governance, and risk management matters. Those committees include the Audit Committee, the Risk Committee, and the CNG Committee, which are joint committees of the Boards, and the Trust Committee, which is a separate committee of FCB's Board. Each committee operates under a written charter approved by the Boards that sets out the committee's composition, authority, duties, and responsibilities. Our Board has determined that all current members of the Audit and CNG Committees, four of the five current members of the Risk Committee, and three of the four current members of the Trust Committee, are independent directors as that term is defined by Nasdaq's listing standards. A copy of the current charter of each committee is posted on FCB's website and may be found at *ir.firstcitizens.com/corporate-governance/governance-documents.*



H. Lee Durham, Jr.
Audit Committee
Chairman



Robert R. Hoppe
Risk Committee
Chairman



Robert T. Newcomb
CNG Committee
Chairman



John M. Alexander, Jr.
Trust Committee
Chairman



Frank B. Holding, Jr.
Executive Committee
Chairman

The Boards also have an Executive Committee which includes the chairperson of our Audit Committee, the chairperson of our Risk Committee, and the chairperson of our CNG Committee (who also currently serves as the Board's Lead Independent Director), in addition to our Chairman, Frank B. Holding, Jr., and Vice Chairwoman, Hope H. Bryant. A majority of the current members are independent directors. Under North Carolina banking law, FCB's Board of Directors is required to have an executive committee that meets as often as required by the Board, but at least once during each month in which the full Board does not meet. The Executive Committee is a joint committee of the Boards and meets each month in which there is not a regularly scheduled meeting of the Boards and at other times as needs arise. Under our and FCB's Bylaws, the Executive Committee is authorized to exercise all of the powers of the Boards in the management of our affairs when the Boards are not in session, subject to certain statutory limitations and the ability of the full Boards to limit the Executive Committee's authority. The Executive Committee met five times during 2024.

Under their charters, each member of the Audit and CNG Committees must be an independent director, and members must satisfy requirements of Nasdaq's listing standards and other laws and regulations (including banking and securities laws and regulations) applicable to service on those committees. The chairperson of the Risk Committee must be an independent director. The Trust Committee must be comprised of not less than three members of FCB's Board, including at least one independent director, one of whom will be appointed as the Committee chairperson. In addition, the Trust Committee may include no more than one director who also serves as an officer of FCB (who may not be an officer who participates significantly in the administration of FCB's fiduciary responsibilities).

The Audit Committee, Risk Committee, CNG Committee, and Trust Committee each is required to meet at least quarterly, and each may meet more frequently as it and/or its chairperson considers necessary. Each committee also will meet when requested by the Chairman of the Boards or by our Lead Independent Director. In addition to their duties and responsibilities set forth in their respective charters, each committee is authorized to undertake such other duties and responsibilities within the scope of its primary functions as the committee or the Boards may from time to time deem necessary or appropriate. In discharging its duties, each committee may:

- at its discretion and without the prior approval of management or the Boards, retain or obtain the advice of separate, outside consultants or advisors (including legal counsel and other advisors), at our or FCB's expense, in accordance with procedures established from time to time by the committee, and oversee and approve all terms of the engagement of any such consultants or advisors, including their fees or other compensation;

- conduct investigations and request and consider information (from management or otherwise) as the committee considers necessary, relevant, or helpful in its deliberations and the formulation of its decisions or recommendations;

- seek any information from our or FCB's associates (who are directed to cooperate with each committee's requests), or from external parties, and consult to the extent it deems appropriate with the Chairman of the Boards, the Chief Executive Officer, the Lead Independent Director, other directors, and other officers and associates; and

- delegate any of its responsibilities to subcommittees or to individual members to the extent not inconsistent with other sections of its charter (including applicable independence requirements) or applicable laws or regulations.

Each committee member may rely on the advice, expertise, and integrity of persons (including our and FCB's officers and associates) and organizations that provide information to the committee, and the accuracy and completeness of the financial and other information provided to the committee, absent actual knowledge that such reliance is not reasonable or warranted. In the performance of each committee's responsibilities, each committee member (and the committee as a whole) is under a continuing duty to exercise independent judgment on an informed basis, in good faith, and in a manner each considers to be in our and FCB's best interests.

Audit Committee

H. Lee Durham, Jr. Chairman and Audit Committee Financial Expert Committee Meetings in 2024: 12	Other Committee Members (1): John M. Alexander, Jr., Michael A. Carpenter, David G. Leitch, Robert T. Newcomb, and R. Mattox Snow III _____ (1) Mr. Snow was appointed as a member of the Audit Committee effective January 2, 2025.

Our Audit Committee is a joint committee of the Boards. In addition to being independent directors under the SEC's rules and Nasdaq's listing standards, under the Committee's charter all members must be able to read and understand fundamental financial statements, and at least two members must have banking or related financial management expertise sufficient to comply with applicable regulations of the FDIC. At least one member must have past employment experience in finance or accounting, professional certification in accounting, or other comparable experience or background, that will fulfill Nasdaq's applicable financial sophistication requirements.

In addition to its other responsibilities, including those listed in the table, the Audit Committee annually reviews and approves our Regulation Fair Disclosure (FD) Policy, and it annually reviews and approves our accounting policies to determine that they are in accordance with accounting principles generally accepted in the United States. The Committee also is responsible for establishing procedures for the receipt, retention, and treatment of complaints from associates, customers, suppliers, stockholders, or others related to accounting and financial processes and reporting, internal controls, and auditing matters, including procedures for the confidential, anonymous submission by associates of concerns regarding those matters, and for evaluating any fraud, whether or not material, that involves management or other associates who have a significant role in our internal controls.

AUDIT COMMITTEE RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, the Audit Committee is responsible for:

- appointing, determining the compensation and terms of engagement of, and monitoring and overseeing the work, independence, and performance of, our independent accountants and any other accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services;

- pre-approving all audit and permitted non-audit services proposed to be provided by our independent accountants in accordance with approval policies and procedures adopted by the Committee from time to time;

- monitoring and overseeing the quality and integrity of our accounting and financial reporting process, and reviewing our annual audited and quarterly unaudited financial statements and quarterly earnings releases, and any significant accounting and financial reporting issues, with management and our independent accountants;

- monitoring our systems of internal controls regarding finance, accounting, and associated legal compliance, and reviewing and discussing any significant deficiencies or material weaknesses in the design or operation of internal controls that could adversely affect our ability to record, process, summarize, and report financial data;

- monitoring and overseeing the audit program, budget, and resources of our Internal Audit Department, and approving the hiring, performance, and compensation of our Chief Internal Audit Officer;

- annually reviewing our Code of Ethics, recommending to the Boards any changes to the Code that the Committee considers necessary or advisable, and overseeing management's processes and procedures for enforcement of the Code;

- fostering free and open communication among our independent accountants, management, Internal Audit Department, and the Boards; and

- monitoring our and FCB's compliance with laws, rules, regulations, or other governmental or regulatory requirements as they affect accounting and financial processes and reporting, internal controls, and auditing matters.

Under the Boards' written policies described below under the heading "TRANSACTIONS WITH RELATED PERSONS," the Committee is responsible on an ongoing basis for reviewing and approving certain transactions, arrangements, or relationships with us or FCB in which any of our related persons has a material interest. The Committee annually reviews and approves our Hedging and Pledging Policy described below under the captions "BENEFICIAL OWNERSHIP OF OUR COMMON STOCK – Hedging Policy" and "– Pledging Policy," and is responsible for reviewing any requests by an executive officer or director for an exception to our pledging policy and monitoring any outstanding pledges of our stock by any of them.

The Committee selects and appoints, and reviews various reports from, our independent accountants (including their annual report on our audited consolidated financial statements), financial reports we file under the Exchange Act, and reports of examinations by our regulatory agencies. Our Chief Internal Audit Officer reports directly to our Audit Committee and provides reporting, at least quarterly, to the Committee to facilitate its oversight of the internal audit function. At least quarterly, the Committee reviews reports on the work performed by FCB's Corporate Finance Department. Our Chief Compliance Officer reports to the Committee regarding transactions with our related persons, as well as all reports of internal suspicious activity, and reports of external suspicious activity above certain amounts, filed by FCB. The Disclosure Committee and the Allowance Committee (management committees comprised of members selected from our management) report directly to the Audit Committee and assist it in the performance of its duties.

Information regarding the process for and factors considered in the Audit Committee's selection of our independent accountants is contained under the heading "PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS."

Audit Committee Financial Expert. H. Lee Durham, Jr., the Committee Chairman and one of our independent directors, is a retired partner in the accounting firm of PricewaterhouseCoopers LLP. Upon his retirement from public accounting, he had 32 years of public accounting and audit experience, much of which involved financial institutions and other public companies. Our Board has designated Mr. Durham as the Committee's "Audit Committee Financial Expert," as that term is defined by the rules of the SEC.

Audit Committee Report

This report is furnished by the Audit Committee, the members of which, on the date of the filing of our 2024 Annual Report, are named below.

Our management is responsible for our financial reporting process, including our system of internal controls and disclosure controls and procedures, and for the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Our independent accountants are responsible for auditing those financial statements. The Audit Committee oversees and reviews those processes. In connection with the preparation and audit of our consolidated financial statements for 2024, the Committee has:

- reviewed and discussed our audited consolidated financial statements for 2024 with our management;

- discussed with our independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC;

- received the written disclosures and the letter from our independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence; and

- discussed with our independent accountant the independent accountant's independence.

Based on the above reviews and discussions, the Audit Committee recommended to our Board that our audited consolidated financial statements be included in our 2024 Annual Report.

The Audit Committee:

H. Lee Durham, Jr.	*John M. Alexander, Jr.*	*Michael A. Carpenter*	*David G. Leitch*
	Robert T. Newcomb		*R. Mattox Snow III*

Risk Committee

Robert R. Hoppe Chairman and Risk Management Expert Committee Meetings in 2024: 18	Other Committee Members: Ellen R. Alemany, Victor E. Bell III, Dr. Eugene Flood, Jr., and Robert E. Mason IV

Our Risk Committee is a joint committee of the Boards. Under the Federal Reserve Board's rules and the Risk Committee's charter, the Committee must be chaired by an independent director and must include at least one member having experience in identifying, assessing, and managing risk exposures of large, complex financial firms. Our Board has determined that Robert R. Hoppe, the Committee's Chairman, has that experience and has designated him as the Committee's Risk Management Expert. Mr. Hoppe is a retired partner in the accounting firm of PricewaterhouseCoopers LLP with 34 years of public accounting and audit experience. In addition to Mr. Hoppe, the Board has determined that two other members of the Committee, Ellen R. Alemany and Dr. Eugene Flood, Jr., also have experience that satisfies the requirements of the Federal Reserve Board's rule.

In addition to its other responsibilities, including those listed in the table, the Risk Committee was established to review, provide effective challenge, and manage our enterprise-wide Risk Management Framework and Risk Appetite Framework and Statement and to assist the Boards in fulfilling their responsibility to oversee our risk management practices. Our EROC, the voting members of which are selected from our management, and which is chaired by our Chief Risk Officer, is a management committee that reports directly to the Risk Committee. EROC's function is to oversee the operation of our Risk Management Framework and Risk Appetite Framework and Statement managed by the Risk Committee; work to ensure adequate implementation of processes to identify, assess, monitor, and manage risks within business units; and monitor performance relative to our risk appetite and tolerances approved by the Boards.

RISK COMMITTEE RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, the Risk Committee is directed to:

- monitor and advise the Boards regarding our and FCB's risk exposures, including, without limitation, capital adequacy (including capital planning), credit, market, liquidity, operational (including human capital and information technology), compliance, legal, strategic, asset, and reputational risks and the control processes with respect to those risks;

- evaluate, monitor, effectively challenge, and oversee the adequacy and effectiveness of our and FCB's risk management program and supporting framework (within which our management is responsible for defining and executing enterprise-wide risk management programs) which are intended to ensure appropriate identification, assessment, monitoring, and reporting of significant risks;

- review and assess our and FCB's strategy to validate that it is aligned with our risk appetite and financial objectives;

- monitor the work of and receive and challenge reports from management and our Enterprise Risk Oversight Committee to determine whether risks are being identified (including top and emerging risks) and managed within approved risk tolerances;

- review, approve and recommend for approval by our Boards, challenge, and monitor adherence to our and FCB's risk appetite and supporting risk tolerance levels;

- monitor the work of and receive and challenge reports from Credit Risk Review to determine whether credit risks are being identified and managed within approved risk tolerances;

- review reports of examination by and communications from regulatory agencies, and the results of internal and third-party testing, analyses, and reviews, related to our and FCB's risks, risk management, and any other matters within the scope of the Committee's oversight responsibilities, and monitor and review management's response to any noted issues; and

- review and approve our Board level risk management policies on an annual basis to confirm consistency and compliance with risk appetite.

Subcommittees of EROC are listed in the table, each of which may have its own councils that focus on specific matters within their areas of responsibility. The Risk Committee receives regular reports from business and independent risk functions regarding capital risk, market risk, asset risk, liquidity risk, credit risk, operational risk (including human capital, technology, and cyber risks), reputational risk, compliance risk, and strategic risk.

As discussed above under the caption "CORPORATE GOVERNANCE — Human Resources Strategy," the Risk Management Framework approved by the Risk Committee includes processes for the oversight and management of risks related to our human capital and the escalation of related risk issues to the Committee. Our Operational Risk Committee and Compliance Risk Committee, which are subcommittees of EROC, through our human resources department, monitor various human capital metrics, including associate voluntary and involuntary turnover, hiring, succession, demographics, and other metrics. Quarterly reports and trends are provided to EROC, which reports identified risk issues to the Risk Committee.

The Risk Committee also periodically reviews information security policies and technology risk management programs and practices that are designed to protect FCB's and its customers' and associates' data, records, and proprietary information. The Committee also reviews reports on our business continuity and disaster recovery program that is designed to help FCB safeguard associates, customers, products, and services from disruptions from events such as cyberattacks, natural disasters, and man-made events.

SUBCOMMITTEES OF EROC

Subcommittees of EROC include:

- the Financial Risk Committee,
- the Compliance Risk Committee,
- the Credit Risk Committee,
- the Operational Risk Committee,
- the Technology & Security Risk Committee,
- the Asset and Liability Committee,
- the Capital and Stress Testing Committee,
- the Regulatory Activities Oversight Committee, and
- the Technology Investment Committee.

Certain matters within the scope of the Risk Committee's oversight responsibilities also may fall within the scope of the oversight responsibilities of other committees of the Boards. To minimize the duplication of time and effort, the Risk Committee may defer to those other committees with respect to any such specific matters, but it may request reports or information from those other committees to determine whether those matters are being adequately addressed within our and FCB's Risk Management Framework. The Risk Committee also reviews risk related to compensation and generally holds at least one joint meeting with the CNG Committee on an annual basis. Additional information regarding the Risk Committee's processes is contained in the discussion under the caption "CORPORATE GOVERNANCE — Boards' Role in Risk Management."

Trust Committee

John M. Alexander, Jr. Chairman **Committee Meetings in 2024: 5**	**Other Committee Members (1):** **Hope H. Bryant, Dr. Eugene Flood, Jr., and R. Mattox Snow III** _____ (1) Mr. Snow was appointed as a member of the Trust Committee effective January 2, 2025.

In accordance with guidance from banking regulators that applies to banks with trust departments, FCB's Board of Directors has a separate Trust Committee. The Committee must be comprised of not less than three members of FCB's Board, including at least one independent director, who will be voting members and one of whom will be appointed as the Committee chairperson. The Committee may include no more than one director who also serves as an officer of FCB (who may not be an officer who participates significantly in the administration of FCB's fiduciary responsibilities).

In addition to its other responsibilities listed in the table, the Trust Committee's primary purpose is to assist FCB's Board in its oversight and supervision of FCB's administration and exercise of fiduciary responsibilities and other trust activities and in its oversight of risks associated with those activities. Management subcommittees of the Trust Committee include the Trust Risk Management Committee, Trust Investment Committee, and Trust Administrative Committee, the voting members of which are selected from our management and which report directly to the Committee and assist it in the performance of its duties.

TRUST COMMITTEE RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by FCB's Board, the Trust Committee is directed to:

- review and approve the Trust Department's policies;
- review and decide whether to approve and/or ratify exceptions to Trust Committee-approved policies;
- review and assess the adequacy of the Committee's charter at least annually and recommend any proposed changes to FCB's Board for consideration;
- review and approve any management committee charters at least annually and any recommended revisions;
- review and approve the regularly published fee schedules for Trust Department services;
- review and recommend for approval by FCB's Board, in accordance with applicable state statutes, the quarterly purchases and sales for discretionary accounts administered by the Trust Department;
- review and receive the minutes of the management committees;
- provide an appropriate level of effective challenge to the first and the second lines within the Trust Department;
- ensure the application of FCB's conduct and ethical standards to, and the ethical environment within, the Trust Department;
- oversee the administration of client accounts by the Trust Department to ensure that it is in conformance with the FDIC's Statement of Principles of Trust Department Management;
- oversee the organizational structure of the Trust Department, including establishment of divisions or groups within the Trust Department, and the names used by the Trust Department and its divisions or groups offering fiduciary services;
- oversee the investment and disposition of assets held by the Trust Department, and monitor financial performance of investments made and investment strategies and processes utilized;
- ensure records and recordkeeping practices of the Trust Department are in compliance with any applicable rules or regulations; and
- oversee the use of vendors, services, and products by the Trust Department including, but not limited to, accounting and information systems and clearing arrangements.

Compensation, Nominations and Governance Committee

Robert T. Newcomb Chairman and Lead Independent Director Committee Meetings in 2024: 10	Other Committee Members: Victor E. Bell III, H. Lee Durham, Jr., David G. Leitch, and Robert E. Mason IV

The CNG Committee is a joint committee of the Boards. In addition to being independent directors under Nasdaq's listing standards, under its charter members of the Committee must satisfy Nasdaq's heightened independence requirements for members of compensation committees.

As described in the following paragraphs, the Committee's duties and responsibilities are divided into three functions, including nominations, corporate governance, and compensation.

Nominations Function. In its role as the Boards' nominations committee, the CNG Committee makes recommendations to the Boards regarding the selection of nominees for election as directors at our Annual Meetings, candidates for appointment to fill vacancies on the Boards, and members and chairpersons of the various committees of the Boards. Each year the Committee also makes recommendations to the Boards regarding the election of our and FCB's Chairman, Chief Executive Officer, Vice Chairwoman and President and a recommendation to our independent directors regarding their selection of a Lead Independent Director.

In its Board succession planning, the Committee applies a process which includes: assessment of needs and vacancies; development of candidate criteria; assembly of a candidate pool; screening, recruiting, and interviewing candidates; selection and appointment or nomination of selected candidates; and orientation and integration of new directors. The Committee has also engaged, and may engage from time to time, a search firm to perform the function of providing assistance in identifying potential candidates for director. The Committee seeks to identify and recommend candidates who will best serve our and our stockholders' interests. In identifying potential candidates and recommending nominees, the Committee considers incumbent directors as well as candidates who may be suggested by our management, other directors, or stockholders. The procedure for stockholders to recommend candidates to the Committee is contained below under the heading "RECOMMENDATIONS OF NOMINEES."

QUALIFICATIONS OF DIRECTOR CANDIDATES

The CNG Committee seeks to recommend Board candidates:

- who have personal and professional integrity, sound judgment, and business acumen;
- who have the time, ability, and commitment to make a constructive and meaningful contribution to the Boards;
- who, with other directors, will effectively serve the long-term interests of our stockholders; and
- who satisfy applicable requirements of state and federal laws, rules, and regulations (including banking regulations) for service as our and FCB's directors.

EVALUATION OF DIRECTOR CANDIDATES

The CNG Committee considers the size and composition of the Boards in light of our current and future needs and recommends candidates based on its assessment of, among other things:

- business, professional, personal, and educational background, skills, experience, and expertise;
- community leadership;
- independence;
- potential contributions to the Boards that are unusual or unique;
- knowledge of our organization and our and FCB's respective operations;
- personal financial interest in our and FCB's long-term growth, stability, and success;
- the past and future contributions of our current directors, and the value of continuity and prior Board experience;
- the existence of one or more vacancies on the Boards;
- our need for directors possessing particular attributes, skills, experience, or expertise;
- the role of directors in FCB's business development activities;
- diversity of individuals who bring different attributes, experiences and perspectives to deliberations; and
- other factors that it or our Boards consider relevant, including any specific qualifications that may be adopted from time to time.

While the Committee and our Boards recognize the benefits derived from boards of directors composed of individuals who bring different attributes, experiences, and perspectives to the Boards' deliberations, and while diversity is a consideration in the selection of nominees, they have not adopted any written or mandatory diversity policy or criteria applicable to the director nominations process. Accordingly, in evaluating and selecting nominees, diversity is one of multiple factors considered by the Committee and the Boards.

Governance Function. In its role as the Boards' joint governance committee, the CNG Committee has a range of governance-related responsibilities.

In addition to its responsibilities listed in the table, and as provided in our Corporate Governance Guidelines and described above under the caption "CORPORATE GOVERNANCE — Director Independence," our Board has directed the Committee to annually assess each director's independence and report its findings in connection with the Board's annual determination of which of the directors the Board considers to be independent. Between those annual determinations, on an ongoing basis the Committee is directed to monitor the status of each director and inform the Board of changes or events that may affect a director's ability to exercise independent judgment.

> ## GOVERNANCE RELATED RESPONSIBILITIES
>
> In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, as the Boards' joint governance committee the CNG Committee is directed to:
>
> - evaluate and make recommendations to the Boards concerning our board and governance structure, the number, size, composition, and responsibilities of committees of the Boards, and committee membership rotation practices;
>
> - annually review our Corporate Governance Guidelines and recommend for our Board's approval any changes the Committee considers necessary or advisable;
>
> - establish the knowledge, skills, experience, qualifications, and performance criteria for directors and committees of the Boards in accordance with our strategic needs, our Corporate Governance Guidelines, applicable laws, regulations and standards, and other criteria or minimum qualifications as the Committee may recommend;
>
> - annually review our Code of Ethics as applied to directors, review directors' compliance with the Code, evaluate and make recommendations to the Boards concerning any request for a waiver from the Code, and oversee our management's processes and procedures for enforcement of the Code;
>
> - conduct annual evaluations of our Chief Executive Officer's performance, and coordinate and facilitate an annual self-evaluation by the Boards and their committees of their own performance, and report the results of the evaluations to the Boards;
>
> - with the Chairman of the Boards and our Corporate Secretary, develop an orientation program for new directors and continuing education opportunities for incumbent directors;
>
> - oversee our communications with stockholders in connection with our Annual Meetings and otherwise; and
>
> - make recommendations to the Boards as appropriate regarding succession planning for key Board positions, our Chief Executive Officer, and other key positions as the Boards may deem appropriate.

Compensation Function. In its role as the joint compensation committee of the Boards, the CNG Committee reviews and provides overall guidance to the Boards regarding our executive compensation and benefit programs.

After receiving the Committee's recommendations, the Boards make all final decisions regarding executive compensation matters, with the exception of payments and awards under the LTIP and MPP which are the sole responsibility of the Committee. The Committee also reviews and makes recommendations to the Boards regarding amounts of compensation paid or provided to our directors.

In its review and consideration of compensation matters, the Committee works closely with our Chief Human Resources Officer and his staff. In considering compensation to be paid to our executive officers named in the Summary Compensation Table under the heading "EXECUTIVE COMPENSATION" below, the Committee considers the results of its annual evaluation of our Chief Executive Officer's performance and, in the case of officers other than himself, information provided from time to time by our Chief Executive Officer about their performance and his recommendations as to their compensation.

The Committee may retain or obtain the services of outside consultants or other advisors at our or FCB's expense, and under its charter the Committee is directly responsible for the appointment, compensation, terms of engagement, and oversight of the work of its consultants and advisors. Since 2013, the Committee has retained the services of Pay Governance LLC ("Pay Governance"), a national executive compensation consulting firm. Pay Governance's engagement each year contemplates that it will prepare market and peer analyses comparing our executives'

COMPENSATION RELATED RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, as the Boards' joint compensation committee the CNG Committee is directed to:

- establish our overall compensation philosophy and practices and regularly review them to determine the overall risk profile of our compensation program;

- oversee an annual review of our and FCB's compensation plans, including all incentive and variable pay plans within specific divisions of FCB, to determine whether there are potential areas of risk that reasonably could be expected to have a material adverse effect on our business and financial results, and ensure continuing oversight and mitigation of risk within our and FCB's compensation practices;

- administer and approve all grants of award opportunities and payments of awards under FCB's LTIP and MPP;

- review and make recommendations to the Boards regarding all other executive compensation matters, including:

  ➤ amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect, our and FCB's Chief Executive Officer and other executive officers; and

  ➤ at the request of the Boards, amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect, other individually named officers or associates.

and directors' compensation rates to the market compensation paid by similar financial services organizations to their officers and directors in similar positions, advise the Committee regarding its responsibilities and developments in compensation rules and practices, consult with our management and the Committee regarding our annual and strategic plans and the formulation of their compensation recommendations, and assist the Committee in its consideration of new, and changes to existing, compensation plans and strategies. Pay Governance also assists in the review of the discussion of our executive compensation program included under the heading "COMPENSATION DISCUSSION AND ANALYSIS." Additional information about Pay Governance's work with the Committee is contained under that heading. While Pay Governance's advice is a resource considered by the Committee in its decision-making process, other than in a consulting and advisory capacity Pay Governance has no role in the Committee's compensation decisions or recommendations made to the Boards.

The following chart describes the process through which executive compensation decisions are made by the CNG Committee.



HOW WE PLAN COMPENSATION		
Our Chief Executive Officer	**Independent Executive Compensation Consulting Firm**	**CNG Committee**
• Chief Executive Officer provides information about individual officers' performance and his recommendations for their compensation. • Management consults with our executive compensation consulting firm regarding our annual and strategic plans and market conditions, our compensation philosophy, and the formulation of our consultant's compensation recommendations.	• Reports to the CNG Committee on trends in executive compensation practices, and prepares market and peer analyses comparing our executives' and directors' compensation to the market compensation paid by similar financial services organizations to their officers and directors in similar positions. • Advises the CNG Committee regarding its responsibilities and developments in compensation rules and practices. • Assists the CNG Committee in its decisions regarding new LTIP and MPP awards, the formulation of its executive compensation recommendations to the Boards, and its consideration of new and changes to existing compensation plans and strategies. • Assists in the review of the discussion of our executive compensation program included under the heading "COMPENSATION DISCUSSION AND ANALYSIS."	• Makes the final decisions concerning payments and awards under the LTIP and MPP and has the ability to clawback incentive compensation in the event of an accounting restatement, material inaccuracy of a performance metric or calculation, or significant violations of our Code of Ethics that result in financial or reputational impact to us. • In coordination with our Chief Human Resources Officer and his staff, reviews and makes recommendations to the Boards regarding amounts of salaries and other compensation paid or provided to our executive officers. • Considers the results of its annual evaluation of our Chief Executive Officer's performance in setting his compensation, along with the voting results from the most recent "say-on-pay" resolutions submitted to our stockholders. • Reviews and makes recommendations to the Boards regarding amounts of compensation paid or provided to our directors.

On January 23, 2024, representatives of Pay Governance met with the Committee to present its market and peer analyses and to discuss our executive and director compensation, market conditions and recent trends in executive compensation practices, our compensation philosophy, and various considerations that may affect the Committee's executive and director compensation decisions. Those representatives also met with our Chief Executive Officer to discuss the results of the market and peer analyses, our business strategies, and management's recommendations for 2024 base salary rates of executive officers and LTIP and MPP award grants. Following those meetings, the Committee formulated and approved its recommendations to our Boards for 2024 executive base salary rates and 2024 director compensation, approved new LTIP award grants for the 2024-2026 Performance Period and MPP award opportunities related to the CIT Merger and SVB Acquisition for 2024, and determined the amounts of payments to be made for LTIP awards previously granted for the just-ended 2021-2023 Performance Period and for MPP awards for 2023.

Pay Governance served as the Committee's independent consultant and, during 2024, did not provide other services for us or FCB. In accordance with Nasdaq's listing requirements, each year the Committee reviews various factors (including the factors described in rules of the SEC) that may pose a conflict of interest on the part of its consultants and advisors as well as their individual representatives who provide services to the Committee. No conflict of interest was identified in the most recent review regarding Pay Governance. The CNG Committee reviews its engagement of Pay Governance each year, and the Committee may engage different consultants at any time.

Effect of Risk Management on Compensation

The CNG Committee is accountable for oversight of our compensation philosophy and practices to determine the overall risk profile of our compensation program. As a part of that risk oversight process, the Committee oversees an annual review of all of our and FCB's compensation plans, including all incentive and variable pay plans within specific divisions of FCB, to identify any potential risks that reasonably could be expected to have a material adverse effect on our business and financial results, and to help ensure continuing oversight and mitigation of risk within our compensation practices. The Risk Committee also reviews risk related to compensation and may request reports or information from the CNG Committee regarding matters relevant to the Risk Committee's oversight responsibilities for our enterprise-wide Risk Management Framework. The Risk Committee generally holds at least one joint meeting with the CNG Committee on an annual basis.

Our Incentive Compensation Risk Management Program includes ongoing risk-balancing processes and mechanisms. Those processes include an annual assessment of risk management performance for the associates within the groups beneath our Executive Leadership Team whose activities may expose us to material amounts of risk, including a compilation of results by control function for each such associate. These assessments are then aggregated at the Executive Leadership Team level for consideration by our leadership as part of our risk management processes. The goal of the assessments is to allow for consideration of risk-adjusted compensation outcomes and mitigate excessive risk taking by those associates.

As part of our risk management of compensation, we maintain policies and other mechanisms to clawback executive compensation in the event of material miscalculations, including those resulting from accounting restatements, or significant violations of our Code of Ethics that result in financial or reputational impact to us. These include provisions of the LTIP and the MPP, as well as the LTIP award agreements, which provide that awards under the plans are subject to any clawback policies we implement. See "COMPENSATION DISCUSSION AND ANALYSIS — Incentive-Based Compensation Clawback Policies" for information on our clawback policies.

Our executive officers participate in FCB's LTIP and MPP, and certain business units and divisions within FCB have incentive, commission, and variable pay plans that have unique structures, goals, and reward levels in which other officers and associates participate. The Committee believes that, as currently administered, the LTIP and MPP are focused on performance goals that are aligned with our stockholders' long-term interests, that none of those other plans provide for award levels that are over-weighted to a specific business unit or service, and that all current plans are structured in ways that the Committee believes protect our organization.

Compensation Committee Report

This report has been furnished by the CNG Committee, the members of which are named below, in the Committee's capacity as the Boards' joint compensation committee. The Committee has:

- reviewed and discussed with management the Compensation Discussion and Analysis that is included in this proxy statement; and

- based on that review and discussion, recommended to our full Board that the Compensation Discussion and Analysis be included in our proxy statement and 2024 Annual Report.

The Compensation, Nominations and Governance Committee:

Robert T. Newcomb   *Victor E. Bell III*   *H. Lee Durham, Jr.*   *David G. Leitch*   *Robert E. Mason IV*

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the material components of our executive compensation program for the named executive officers in the Summary Compensation Table and other compensation tables under the heading "EXECUTIVE COMPENSATION." We refer to those named executive officers in this discussion as our "NEOs." This discussion also provides an overview of our compensation philosophy and objectives, and how and why our CNG Committee implements compensation processes and arrives at specific compensation decisions and recommendations for our NEOs.

Our 2024 NEOs are listed below, with their positions during 2024 (which they continue to hold), in the order in which they appear in the Summary Compensation Table.



Frank B. Holding, Jr.

Chairman and
Chief Executive Officer



Craig L. Nix

Chief Financial Officer



Hope H. Bryant

Vice Chairwoman



Peter M. Bristow

President



Lorie K. Rupp

Chief Risk Officer

TABLE OF CONTENTS

EXECUTIVE SUMMARY

Our Executive Compensation Philosophy and Objectives

The CNG Committee endeavors to align executive officers' compensation with our long-term business philosophy and achieve our objectives of:

● rewarding sustained long-term performance, service, and loyalty;

● balancing business risk with sound financial policy and stockholders' interests, and aligning the interests of our executive officers with the long-term interests of our stockholders by encouraging growth in the value of our company and our stockholders' investments;

● enabling us to attract, motivate, and retain qualified executive officers; and

● providing compensation to our executive officers that is competitive with comparable financial services companies.

Because the performance-based compensation of our executive officers is paid in cash and does not include equity-based compensation, we do not have stock ownership requirements or guidelines for executive officers. However, as discussed elsewhere in this proxy statement, our Board has adopted a policy that prohibits our executive officers from hedging, or pledging as collateral for any loan, any shares of our common stock they own, subject to exceptions for certain "grandfathered" pledges and certain pledges approved by our Audit Committee following a review of relevant factors. For purposes of the policy, a "hedge" means any financial instrument, derivative transaction, or trading strategy designed to hedge or offset any decrease in the market value of our stock, such as a covered call, collar, prepaid variable forward sale contract, equity swap, exchange fund, or similar transaction.

Executive Compensation Highlights

Our executive compensation program is administered by the CNG Committee, which is focused on performance-based components of executive compensation in order to promote performance that will increase stockholder value and improve the overall effectiveness of our compensation program. During 2024, the Committee again engaged Pay Governance to evaluate our executive compensation and assist the Committee in maintaining a program that is both fair and effective. The following paragraphs summarize the Committee's and our Boards' actions and decisions with respect to the compensation of our NEOs for 2024 and 2025.

2024 Compensation Actions and Decisions

● *Base Salaries* — In January 2024, the Committee recommended and the Boards approved merit-based increases in the base salary rates of our NEOs for 2024.

● *Continued Use of Growth in Tangible Book Value as the LTIP Performance Metric* — The Committee continued to use growth in the tangible book value of our common stock as the primary component of the performance measure for the determination of LTIP awards. Tangible book value per share is defined as an amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the aggregate number of outstanding shares of both classes of our common stock. The central objective of our strategic plan is to build the long-term value of our company and our stockholders' investments, and the Committee believes growth in tangible book value per share is a key driver of long-term value. As a result, the Committee believes the performance goals under our LTIP, from which our executives derive a substantial portion of their compensation, are consistent with our focus on long-term objectives and emphasis on financial stability and growth in stockholder value, which are factors that have contributed to our financial success over the years.

● *Long-Term Incentive Plan ("LTIP") New Awards and Payments:*

➢ In January 2024, the Committee approved the grant of cash-based LTIP performance awards to our NEOs for a three-year 2024-2026 Performance Period based on the same performance measure used in prior years — the growth rate of our tangible book value, plus dividends paid (the "TBV+D Growth Rate"), subject to certain adjustments. As with the grants made in 2022 and 2023, the Committee set Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30%, and 48%, respectively, with payment opportunities for performance at those levels to be based on 50%, 100%, and 150% of the Target Amounts of the awards.

➢ In January 2025, the Committee approved payment of the three-year cash performance awards previously granted under the LTIP for the 2022-2024 Performance Period, which are reported in this proxy statement as compensation for 2024.

- ***Merger Performance Plan ("MPP") New Awards and Payments:***

  ➢ In January 2024, the Committee approved two new MPP cash performance award opportunities for 2024 with respect to the CIT Merger and SVB Acquisition. The award opportunity for the CIT Merger is expected to be the final opportunity under the MPP with respect to that transaction. Depending on continued achievement of performance objectives, the award opportunities could become payable at Target levels with respect to the CIT Merger and payable at Threshold, Target and Maximum levels with respect to the SVB Acquisition. Performance objectives with respect to the CIT Merger included the optimization of merger cost savings and synergies, and performance objectives with respect to the SVB Acquisition included timely integration achievement. Performance Objectives with respect to both transactions included risk management, individual performance, our overall results, and other related specific goals.

  ➢ In January 2025, the Committee assessed achievement of performance objectives with respect to the 2024 MPP awards and approved payment to each of our NEOs of the CIT Merger MPP awards at the Target level and the SVB Acquisition MPP awards at the Maximum level, all of which are reported in this proxy statement as compensation for 2024.

- ***No Change in Control Arrangements or Stock-Based Compensation*** — We continue to have no employment or change of control agreements with any of our current NEOs and we have not provided them with any equity or stock-based compensation.

- ***Continued Focus on Performance-Based Compensation*** — By maintaining individual "Stretch" opportunity levels with respect to LTIP awards granted for the 2024-2026 Performance Period at 150% of the Target Amounts and approving award opportunities to NEOs under the MPP with performance objectives as described above, we continued to increase the percentages of our NEO's total compensation that is performance based and to focus on performance-based compensation as a substantial component of our NEOs' total compensation.

- ***Incentive Compensation Risk Management Program.*** We completed implementation of enhancements to the Incentive Compensation Risk Management Program to include ongoing risk-balancing processes and mechanisms to help identify and mitigate risks that might arise from incentive compensation arrangements.

2025 Compensation Actions and Decisions

- ***Base Salaries*** — In January 2025, the Committee recommended no increases in the base salaries of any of our NEOs for 2025.

- ***LTIP Awards*** — In January 2025, the Committee approved the grant of LTIP cash performance awards for a new, three-year 2025-2027 Performance Period based on the same TBV+D Growth Rate performance measure, Target Amounts and payment opportunities as compared to the 2024-2026 awards. The Committee set the same Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30% and 48%, respectively, and with payments for performance at those levels based on the same 50%, 100%, and 150% of the Target Amounts.

- ***MPP Awards*** — In January 2025, the Committee approved new performance award opportunities under the MPP for 2025 for NEOs with respect to the SVB Acquisition. For 2025 SVB award opportunities, performance objectives included timely integration achievement, risk management, individual performance, our overall results, and other related specific goals. Depending on continued achievement of performance objectives, the award opportunities could become payable at Threshold, Target and Maximum levels. No MPP award opportunities were approved for 2025 with respect to the CIT Merger.

Compensation Program Evolution

Our executive compensation program is designed to align NEO compensation with our long-term business philosophy and achieve the objectives noted above, and it has continued to focus on performance-based components of executive compensation in order to promote performance that will increase stockholder value and improve the overall effectiveness of our compensation program. The CNG Committee continues to assess, with the assistance of its independent compensation consultant, the future competitiveness of our NEO's compensation against the comparably sized banking and financial services institutions with which we compete in order to provide competitive compensation programs that attract, retain, and motivate talented executives with strong track records of success, and to help assure a high performing and stable leadership team. This has included adjustments to base salaries, expanded performance-based incentive opportunities under the LTIP for overlapping three-year performance periods, and annual awards under the MPP based upon performance objectives related to our mergers and acquisitions. As a result, performance-based compensation has continued to make up an increasingly substantial portion of our NEOs' total compensation, which aligns with our philosophy of emphasizing and rewarding sustained long-term performance.

The Process of Evaluating Executive Officer Compensation

Overview. Each January, the CNG Committee reviews total compensation paid or provided to our executive officers, considers changes in the executive officers' base salaries, and makes recommendations to the Boards regarding the salaries of our executive officers for the coming year. Each year the Committee also approves payments under existing awards granted under the LTIP and MPP for which the performance periods covered by the awards have ended and approves new award opportunities under each plan. After receiving the Committee's recommendations, the Boards approve all executive officer compensation, with the exception of payments and awards under the LTIP and the MPP which, under the terms of the plans, are the sole responsibility of the Committee.

The Committee evaluates the performance of our Chairman and Chief Executive Officer each year. Recent evaluations have included, in addition to our financial performance, an evaluation, through survey responses from our directors and Executive Leadership Team members, of his performance in various other areas, including leadership, talent and culture development, Board relations, regulatory compliance, risk management, and financial management, and the Board's assessment of the extent of achievement of our company's "Competitive Path" objectives set out for each year. The Committee and Boards consider the results of that performance evaluation in decisions each year regarding the amounts of our Chief Executive Officer's salary, incentive award levels, and other compensation matters, and, because the individual performance of all of our executive officers contribute to our financial performance and the achievement of corporate objectives, the results of that evaluation also are considered by the Committee and Boards in decisions regarding the compensation of our other NEOs.

Independent Compensation Consultant. In setting compensation paid to our NEOs for 2024, the CNG Committee again retained Pay Governance as its independent compensation consultant. As part of their services, Pay

> ## CNG COMMITTEE COMPENSATION REVIEW
>
> In reviewing our NEOs' compensation, the Committee considers:
> - the scope of each officer's responsibilities;
> - market analyses provided by the Committee's independent consultant comparing our NEOs' compensation to compensation paid to persons in each NEO's position in similar financial services organizations, and executive compensation data compiled by the independent consultant for a group of industry peer companies;
> - our overall financial and operating performance, including our three-year TBV+D Growth Rate in the determination of payments of LTIP awards and the achievement of performance objectives in the determination of payments of MPP awards, and, in decisions regarding the compensation of our NEOs in general, our internal "Financial True North" metrics which include net income, loan growth, deposit growth, noninterest income and expense, and net loan charge-offs;
> - achievement of internal company objectives set out in our "Competitive Path" which is formulated at the beginning of each year to establish goals for management for the year in various areas;
> - individual performance of our NEOs;
> - Board and Executive Leadership Team survey results regarding the Chief Executive Officer's performance;
> - internal equity of our NEOs' current compensation and their levels of compensation in comparison to other NEOs; and
> - voting results on the most recent say-on-pay resolutions submitted to our stockholders, as well as any feedback received by the Committee from stockholders outside the voting process.

Governance prepared market analyses for the Committee comparing our executives' then-current compensation rates to the market median compensation paid by similar financial services organizations to their officers in similar positions. The analyses focused on:

- base salaries;
- total cash compensation (which included base salaries and target annual incentive awards); and
- total direct compensation (which included total cash compensation and the expected value of long-term incentives).

Our executive positions were compared to similar positions in similarly sized organizations. For purposes of the market analyses, Pay Governance used Financial Services Executive Compensation Surveys from Willis Towers Watson and Aon/McLagan, which included pay data for all of the peer group companies listed below and, more broadly, from over 200 companies in the financial services industry.

To further assist the Committee in understanding our compensation marketplace, each year Pay Governance reviews publicly available proxy-reported data for a group of industry peer companies consisting of publicly traded financial institutions that primarily concentrate on retail and business banking operations headquartered in the United States. Our peer companies used in informing pay decisions for 2024 consisted of twelve publicly traded regional financial institutions that had assets between $70 billion and $560 billion.

The Committee generally compares the compensation of each NEO in relation to the 50th percentile of the peer group for similar positions. In addition, the Committee takes into account various factors such as our performance within the peer group, the unique characteristics of each individual's position, and any succession and retention considerations. Generally, differences or similarities in the levels of total direct compensation among the NEOs are driven primarily by the scope of their responsibilities, market data for similar positions, and considerations of internal equity within our Executive Leadership Team.

Consideration of Last Year's "Say-on-Pay" Vote. At each Annual Meeting, our stockholders vote on a non-binding advisory resolution (a "say-on-pay" resolution) to approve the compensation paid to our NEOs as described in the proxy statement for that meeting. At our 2024 Annual Meeting stockholders approved the proposal with over 98% of the votes entitled to be cast with respect to shares present in person or by proxy, and which were voted or abstained at the meeting, being cast for approval. In connection with its reviews and decision-making process and the setting of our NEOs' compensation for 2024 and 2025, the Committee took into account the voting results on those proposals at our preceding years' Annual Meetings. The Committee believes the voting results on our say-on-pay resolutions indicate that our stockholders understand and support our executive compensation philosophy and objectives. The Committee will continue to consider each year's say-on-pay voting results, as well as any feedback received from stockholders outside the voting process, in evaluating our executive compensation plans, policies, and practices and its decisions regarding executive compensation.

At our 2023 Annual Meeting, stockholders voted on a "say-on-frequency" proposal, expressing their preference whether future say-on-pay votes should be held every year, every two years, or every three years. Consistent with our Board's recommendation, stockholders approved the "every year" option. Accordingly, a say-on-pay resolution is being submitted for a vote of our stockholders at the Annual Meeting. Another say-on-frequency proposal is expected to be submitted for a vote of our stockholders at the 2029 Annual Meeting.

Tax and Accounting Considerations; Deductibility of Executive Compensation. In evaluating compensation program alternatives, the CNG Committee has considered the potential impact on our company of Section 162(m) of the Internal Revenue Code of 1986. Section 162(m) generally disallows a tax deduction to public corporations for compensation over $1.0 million paid for any fiscal year to their chief executive officers and certain other officers. The Committee believes it is important to maintain flexibility in designing compensation programs that it considers to be effective and in the best interests of our stockholders, even if that approach results in payments that are not deductible under Section 162(m).

Incentive Compensation Risk Management. Our Incentive Compensation Risk Management Program includes ongoing risk-balancing processes and mechanisms. Those processes include an annual assessment of risk management performance for the associates within the groups beneath our Executive Leadership Team whose activities may expose us to material amounts of risk, including a compilation of results by control function for each such associate. These assessments are then aggregated at the Executive Leadership Team level for consideration by our leadership as part of our risk management processes. The goal of the assessments is to allow for consideration of risk-adjusted compensation outcomes and mitigate excessive risk taking by those associates.

2024 PEER COMPANIES

Capital One Financial Corporation

Citizens Financial Group, Inc.

Comerica Incorporated

Fifth Third Bancorp

Huntington BancShares Incorporated

KeyCorp

M&T Bank Corporation

The PNC Financial Services Group, Inc.

Regions Financial Corporation

Truist Financial Corporation

Webster Financial Corporation

Zions Bancorporation, National Association

Executive Compensation Components

The components of compensation paid to or received by our executive officers for 2024 are summarized in the following table.

Compensation Component	Component Elements	Purpose	Component Risk Profile
Base Salary	• Cash compensation	Provides fixed annual compensation that is comparable with other similarly sized financial institutions and helps attract and retain our executive officers	Low
Long-Term Incentive Plan Awards	• Awards of performance-based cash compensation measured by the extent to which goals are met during award Performance Periods	Ties a substantial portion of NEO compensation to company performance and growth in the value of our stockholders' investments, promotes a closer identification of the interests of plan participants with company interests and the long-term interests of stockholders, stimulates efforts to enhance efficiency, profitability, and growth in value of our company and stockholders' investments, and enhances our ability to recruit and retain executive officers who are participants	Low
Merger Performance Plan Awards	• Awards of annual performance-based cash compensation tied to realization of intended benefits to our company and stockholders of our mergers and acquisition based on achievement of performance objectives	Provides a cash incentive for the realization of projected benefits to our company and our stockholders from mergers and acquisitions, which promotes a closer alignment of the interests of executive officers who are plan participants with company interests and the long-term interests of stockholders, and stimulates efforts to enhance efficiency, profitability, and growth in value of our company and stockholders' investments	Low
Retirement Benefits	• Defined benefit pension plans • Matching contributions to Section 401(k) defined contribution plan accounts, and additional profit-sharing contributions under one of the Section 401(k) plans	Provides competitive levels of retirement income for plan participants	Low
Nonqualified Deferred Compensation Plan	• Deferral of up to 80% of base salary and LTIP award payments under the plan • Earnings (or losses) on voluntary deferrals by plan participants based on deemed investments of participants' accounts in outside investment funds selected by participants from a menu of hypothetical investment options available under the plan	Provides an opportunity for plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of portions of their salaries and LTIP award payments	Low

Compensation Component	Component Elements	Purpose	Component Risk Profile
Nonqualified Separation from Service Agreements	• Cash following separation from service at or after agreed-upon ages • Death benefit	Retain and reward the long-term service and loyalty of certain key decision makers, and assure their continued loyalty following a separation from service	Low
Perquisites	• Installation, maintenance and monitoring of home security systems • Limited staff services for personal activities • Limited other personal benefits provided from time to time	Provide limited personal benefits to certain executive officers in furtherance of our risk management program, for the officers' convenience, and from time-to-time for other specific purposes	Low

Cash Compensation

With certain exceptions based on various considerations, including internal pay equity, increases in our NEOs' base salaries in recent years generally have been limited, while incentive compensation through performance-based awards under the LTIP and the MPP have become an increasingly substantial portion of our NEOs' total compensation. This aligns with our philosophy of emphasizing and rewarding sustained long-term performance.

Base Salaries. In making its recommendations regarding 2024 and 2025 base salaries for our NEOs, the Committee considered various factors, including our 2023 and 2024 financial and operating performance and the other factors described below.

Consideration of the base salary rates of our Chief Executive Officer, Frank B. Holding, Jr., for 2024 and 2025 took into account the Committee's evaluation of his performance during 2023 and 2024 (including consideration of our internal financial metrics and the extent of achievement of our corporate objectives), his 2023 and 2024 total compensation, the market and peer analyses as prepared by Pay Governance, the incentive opportunities provided to him under the LTIP and MPP, and the total compensation of our other NEOs. For 2024, the Committee recommended an increase of 3.0% in Mr. Holding's base salary rate, and for 2025, the Committee recommended no increase in his base salary rate.

In considering its recommendations for the 2024 and 2025 base salary rates of our other NEOs, the Committee took into account our internal financial metrics and the extent of achievement of our corporate objectives during 2023 and 2024, their 2023 and 2024 total compensation, the market and peer analyses prepared by Pay Governance, their incentive opportunities under the LTIP and MPP, our Chief Executive Officer's assessment of their performance, and, in the case of each NEO, the total compensation of our other NEOs and their total compensation as compared to similarly sized financial institutions. For 2024, the Committee recommended the following increases in base salary rates: 7.4% for Mr. Nix, 3.6% for Mrs. Bryant and Mr. Bristow, and 4.5% for Mrs. Rupp. For 2025, the Committee recommended no increases in the base salary rates of our other NEOs.

The following table shows the base salary rates of our Chief Executive Officer and our other four NEOs, and the percentage increases in their salaries, from 2022 through 2025.

	2022 Base Salary		2023 Base Salary		2024 Base Salary		2025 Base Salary	
	% Increase	Salary Rate	% Increase	Salary Rate	% Increase	Salary Rate	% Increase	Salary Rate
Frank B. Holding, Jr. Chairman and Chief Executive Officer	0.00%	$ 1,010,000	0.00%	$ 1,010,000	3.0%	$ 1,040,000	0.00%	$ 1,040,000
Craig L. Nix Chief Financial Officer	0.00%	675,000	0.00%	675,000	7.4%	725,000	0.00%	725,000
Hope H. Bryant Vice Chairwoman	0.00%	700,000	0.00%	700,000	3.6%	725,000	0.00%	725,000
Peter M. Bristow President	0.00%	700,000	0.00%	700,000	3.6%	725,000	0.00%	725,000
Lorie K. Rupp Chief Risk Officer	0.00%	550,000	0.00%	550,000	4.5%	575,000	0.00%	575,000

Long-Term Incentive Plan ("LTIP"). We reward long-term performance through cash award opportunities that may be earned based on the extent of attainment of performance goals under our LTIP. The LTIP is intended to reinforce the link between the interests of our participating officers and the interests of our company and our stockholders, and to motivate and reward executive officers for their contributions toward achieving our strategic plan's central objective of building the long-term value of our company and our stockholders' investments. Cash incentive awards may be granted by the Committee under the LTIP in amounts ("Target Amounts") which are expressed as percentages of officers' base salaries. The awards represent opportunities to receive cash payments based on the extent to which performance goals set by the Committee at "Threshold" (i.e., minimum), "Target," and "Stretch" (i.e., maximum) levels are met or exceeded during stated periods of time ("Performance Periods"). If performance over the Performance Period exceeds the Threshold level but not the Target level, or exceeds the Target level but not the Stretch level, the amount earned by each officer will be interpolated by the Committee. The maximum amount of an award that may be paid under the LTIP to any one participant in any one fiscal year is $10 million.

Since its inception, awards generally have been granted under the LTIP each year for overlapping three-year Performance Periods and with performance objectives based on cumulative growth in the tangible book value per share ("TBV") of our common stock plus cumulative dividends per share ("D") paid over the applicable Performance Periods (the "TBV+D Growth Rate"). Our TBV on each measurement date is the amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the aggregate number of outstanding shares of both classes of our common stock, subject to certain adjustments. The Committee believes growth in TBV is a key driver of long-term value. As a result, the Committee believes that using growth in TBV as the primary component of the performance goals for our LTIP is consistent with our focus on long-term objectives and our emphasis on financial stability and growth in stockholder value. The Committee believes those objectives are factors that have contributed to our financial success over the years.

The TBV+D Growth Rate is determined according to the following formula:

$$\frac{(\text{Ending TBV minus Beginning TBV}) \text{ plus } D}{\text{Beginning TBV}}$$

"Beginning TBV" and "Ending TBV" are measured at the beginning and end of the relevant Performance Period and are subject to adjustments the Committee has discretion to make in order to eliminate, or to spread over several years, the effect of strategic decisions made by the Board during a Performance Period, such as bargain purchase gains and other merger or acquisition-related items, and share repurchases and other items that may have an immediate impact on TBV but which are believed will be beneficial to stockholders in future years. For example, in determining the amounts of awards paid to NEOs during February 2024 and 2025 with respect to awards for the 2021-2023 and 2022-2024 Performance Periods, the Committee excluded the significant net positive effects on tangible book value of the CIT Merger in 2022 and the SVB Acquisition in 2023 from the calculation of TBV in order to remove the impact of these strategic transactions from the determination of LTIP payments for the Performance Periods covering these years. Had the Committee not made these adjustments, those transactions alone may have maximized awards under the LTIP, and the intended incentive aspect of the LTIP awards for these Performance Periods may not have been realized.

In January 2024, the Committee approved the grant to our NEOs and other selected officers of cash-based LTIP performance award opportunities for a new, three-year 2024-2026 Performance Period. Consistent with all previously granted awards, the awards may be earned based on our TBV+D Growth Rate during the Performance Period in comparison to goals established by the Committee. Percentages of our NEOs' base salaries used for the determination of the Target Amounts of their awards, and the Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30%, and 48%, respectively, included the same increased Target and Stretch goals as were approved for awards granted during 2022 and 2023. Those goals would result in participants earning 50%, 100%, and 150%, respectively, of the Target Amounts of their awards (the "Award Percentage"), which were the same as the Award Percentages for the awards granted in 2022 and 2023. The awards granted in 2022 and 2023 reflected an increase in the Award Percentage for performance at the Stretch level from 125% to 150% as compared to 2021. As a result, under the 2022-2024, 2023-2025 and 2024-2026 awards, payment of awards at 100% of the Target Amount would require achievement of a higher TBV+D Growth Rate (30% versus 24%) than for awards prior to 2022, and attainment of the increased Stretch performance goal (48% versus 36%) would result in payment of a higher percentage of the Target Amount than for awards prior to 2022 (150% versus 125%). LTIP awards granted to our NEOs during 2024 are listed in the Grants of Plan-Based Awards table.

In granting the 2024 awards, the Committee continued use of a form of award agreement that imposes non-solicitation and nondisclosure obligations on participants as conditions to the awards. The non-solicitation obligations cover the term of each participant's employment with FCB and a period of one year after termination of employment, while the nondisclosure obligations cover all times during and after each participant's employment with FCB. During the non-solicitation period, other than on behalf of FCB, each participant is generally prohibited from employing or soliciting for employment any associate of FCB who was supervised by or was personally known to the participant, or soliciting the business of any customer or prospective customer with whom the participant had material contact. Subject to customary limitations, the nondisclosure provisions require the participant to maintain the confidentiality of all of FCB's business information, trade secrets, and data and return all such materials in his or her possession to FCB upon termination of employment.

In January 2025, the Committee approved payments for the three-year awards granted in January 2022 for the 2022-2024 Performance Period that ended on December 31, 2024. After making adjustments to, among other things, eliminate the significant net positive effects on tangible book value of the CIT Merger during 2022 and the SVB Acquisition during 2023 (which alone may have maximized awards under the LTIP), and to continue spreading over three years the impacts of share repurchases and of intangible assets related to other acquisitions in prior years, which adjustments, in the aggregate, reduced the TBV+D Growth Rate, the Committee determined that our TBV+D Growth Rate, as so adjusted, for the 2022-2024 Performance Period exceeded the Stretch performance level of 48.0%, and it approved payments to LTIP participants, including our NEOs, at the maximum Award Percentage of 150% of the Target Amounts of the awards. Those payments made to our NEOs are included in the aggregate amounts on the 2024 line of the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 3 to that table.

A listing of the new awards granted to our NEOs during 2024, and additional information regarding the LTIP and the payments approved by the Committee for the 2022-2024 Performance Period, is provided in the discussion under the caption "EXECUTIVE COMPENSATION — Grants of Plan-Based Awards."

In setting the percentages of our NEOs' base salary rates as the Target Amounts of awards, the Committee attempts to provide our NEOs with aggregate amounts of salary and incentive opportunities each year that it considers appropriate based on the market and peer analyses of total direct compensation for officers of other companies in similar positions as our NEOs. Since the LTIP was adopted, the percentages of our NEOs' base salary rates that may be paid at Target levels of performance generally have increased, while, in general, there have been limited increases in our NEOs' base salaries. As a result, payments of performance-based LTIP awards have become an increasingly substantial portion of our NEOs' total compensation, which aligns with our philosophy of emphasizing and rewarding sustained long-term performance.

The following table lists percentages of base salary rates and dollar amounts that could be paid in future years to our NEOs at each performance level under all outstanding LTIP awards they currently hold, including those granted to them in January 2025 for the 2025-2027 Performance Period. All awards listed in the table are subject to the policies described below under the caption "Incentive-Based Compensation Clawback Policies."

| Name | Performance Period | Target Level Percentage of Base Pay | Potential Payment for Performance at: | | |
			Threshold Level (1)	Target Level (1)	Stretch/ Maximum Level (1)
Frank B. Holding, Jr.	2025-2027	575%	$ 2,990,000	$ 5,980,000	$ 8,970,000
	2024-2026	550%	2,860,000	5,720,000	8,580,000
	2023-2025	475%	2,398,750	4,797,500	7,196,250
Craig L. Nix	2025-2027	410%	$ 1,486,250	$ 2,972,500	$ 4,458,750
	2024-2026	400%	1,450,000	2,900,000	4,350,000
	2023-2025	325%	1,096,875	2,193,750	3,290,625
Hope H. Bryant	2025-2027	475%	$ 1,721,875	$ 3,443,750	$ 5,165,625
	2024-2026	460%	1,667,500	3,335,000	5,002,500
	2023-2025	400%	1,400,000	2,800,000	4,200,000
Peter M. Bristow	2025-2027	475%	$ 1,721,875	$ 3,443,750	$ 5,165,625
	2024-2026	460%	1,667,500	3,335,000	5,002,500
	2023-2025	400%	1,400,000	2,800,000	4,200,000
Lorie K. Rupp	2025-2027	250%	$ 718,750	$ 1,437,500	$ 2,156,250
	2024-2026	250%	718,750	1,437,500	2,156,250
	2023-2025	250%	687,500	1,375,000	2,062,500

(1) Performance goals were set for awards for the 2023-2025, 2024-2026, and 2025-2027 Performance Periods at Threshold, Target and Stretch TBV+D Growth Rate levels of 12%, 30%, and 48%, respectively.

Merger Performance Plan ("MPP"). Through the MPP, we motivate and reward associates who have significant involvement in and responsibility for post-acquisition processes by offering cash incentives that are dependent on the realization of benefits of mergers and acquisitions to our company and stockholders. Under the plan, eligible executives and other associates of FCB and its affiliates may be offered opportunities to earn awards payable in cash based upon attainment of performance objectives related to our mergers and acquisitions. The MPP helps reward and motivate associates based on merger and acquisition activity since the significant net positive effect on TBV from that activity may be eliminated from consideration in determining the realization of performance levels under the LTIP. The maximum amount that may be paid under the MPP to any one participant in any fiscal year may not exceed $5,000,000.

In January 2024, the Committee approved two performance award opportunities for our NEOs for 2024 in specified "Target" amounts. The awards could be earned based on the attainment of performance objectives related to the CIT Merger and the SVB Acquisition. The performance objectives for the CIT awards included optimization of merger cost savings and synergies, risk management, individual performance, our overall results, and other related specific goals, and were intended to be challenging, but achievable with strong results at the "Target" level. For the SVB awards, performance objectives included timely integration achievement, risk management, individual performance, our overall results, and other related specific goals, and were intended to be challenging, but achievable at the "Threshold" level, with increasing difficulty at the "Target" and "Maximum" levels.

MPP awards granted for 2024 are listed in the Grants of Plan-Based Awards table. Under the MPP, the Committee can reduce or eliminate the amount of any award by applying negative discretion, including an award that would otherwise be earned and payable under the terms of the plan.

In January 2025, the Committee assessed achievement of performance objectives with respect to the 2024 MPP awards and approved payment to each of our NEOs of the CIT Merger MPP awards at the Target level and the SVB Acquisition MPP awards at the Maximum level. The amounts of those payments made to our NEOs are included in the aggregate amounts listed on the 2024 line of the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 3 to that table.

Also in January 2025, the Committee approved new performance award opportunities under the MPP for 2025 for NEOs with respect to the SVB Acquisition. For 2025 SVB award opportunities, performance objectives included timely integration achievement, risk management, individual performance, our overall results, and other related specific goals. Depending on continued achievement of performance objectives, the award opportunities could become payable at Threshold, Target and Maximum levels with respect to the SVB Acquisition. Additional information regarding the MPP and awards approved under it is contained in the narrative discussion under the caption "EXECUTIVE COMPENSATION — Grants of Plan-Based Awards." No award opportunities were approved for 2025 with respect to the CIT Merger.

The following table lists the dollar amounts of MPP award opportunities that could be paid to our NEOs for 2025 at each performance level under the awards granted to them in January 2025 related to the SVB Acquisition.

Name	Identification of Award	Future MPP Award Opportunity Amounts		
		Threshold	Target	Maximum
Frank B. Holding, Jr.	SVB Award for 2025	$ 500,000	$ 1,000,000	$ 1,500,000
Craig L. Nix	SVB Award for 2025	333,333	666,667	1,000,000
Hope H. Bryant	SVB Award for 2025	333,333	666,667	1,000,000
Peter M. Bristow	SVB Award for 2025	333,333	666,667	1,000,000
Lorie K. Rupp	SVB Award for 2025	250,000	500,000	750,000

Bonuses. From time to time the Committee may consider and recommend, and the Boards may approve, payment of a discretionary cash bonus to one or more executive officers based on particular performance or achievement considerations or other factors related to the hiring and retention of motivated and talented executive officers. No discretionary bonuses were paid for 2024 to any of our NEOs.

Nonqualified Deferred Compensation Plans

We maintain an unfunded, nonqualified deferred compensation plan (the "FCB 2021 Plan") that permits plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of up to 80% of their base salaries and LTIP award payments. FCB credits participants' deferred amounts with deemed investment gains, and deducts deemed investment losses, based on hypothetical investment options selected by the participants from a menu of investment options which are used only for purposes of measuring the amounts to be added to or deducted from participants' accounts. Many of those hypothetical investment options are identical to the investment options offered to participants in FCB's Section 401(k) plans. However, certain investment funds that are available to Section 401(k) plan participants are not options hypothetically available to FCB 2021 Plan participants because those investment funds are only available for the investment of assets held in employer-sponsored retirement plans under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or because they are not available to plans that have smaller aggregate amounts of assets. In the case of those Section 401(k) plan investment options, a similar investment fund option is offered to participants in the FCB 2021 Plan that is equivalent to, but not more favorable than, the Section 401(k) plan option, with the exception of five investment funds available to Section 401(k) plan participants for which no comparable option is available to FCB 2021 Plan participants.

The FCB 2021 Plan does not provide for FCB to make any additional or discretionary contributions to participants' plan accounts. Mr. Nix, Mrs. Bryant, and Mr. Bristow were participants in and deferred compensation under the FCB 2021 Plan during 2024. Mr. Holding and Mrs. Rupp are eligible to participate in the plan but have not elected to defer any compensation and do not have account balances under the plan.

Also, prior to our merger with FCB-SC during 2014, FCB-SC maintained two unfunded, nonqualified deferred compensation plans (the "FCB-SC Plans") in which various officers of FCB-SC were participants. In connection with that merger, FCB agreed to assume, accrue interest on (at the fixed interest rates provided for in the FCB-SC Plans), and distribute plan participants' accounts in accordance with the terms of the plans as they existed when the merger was completed. Participants may not make any further deferrals under the FCB-SC Plans, and FCB does not make any additional or discretionary contributions to the accounts of participants in the FCB-SC Plans. Mr. Nix and Mr. Bristow each have accounts under both of the FCB-SC Plans, and a portion of the interest credited to each of their accounts for 2024 was considered to be "above market" under the SEC's disclosure rules and is included in their amounts listed under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table and described in Footnote 5 to that table.

Additional information about the above three plans, including amounts deferred during 2024 by Mr. Nix, Mrs. Bryant, and Mr. Bristow, deemed net investment gains credited to their accounts during 2024 under the FCB 2021 Plan, interest credited to Mr. Nix's and Mr. Bristow's FCB-SC Plan accounts for 2024, and their respective year-end account balances under all three plans, is contained in this proxy statement under the caption "EXECUTIVE COMPENSATION – Nonqualified Deferred Compensation."

Retirement Plans

We currently maintain the following qualified plans under which retirement benefits are provided to our NEOs and other associates:

- three defined benefit pension plans, including our plan and separate plans previously maintained by FCB-SC and CIT that FCB continues to maintain and administer to provide benefits to FCB-SC's and CIT's former officers and associates who are participants in those plans; and

- two Section 401(k) defined contribution plans, including a legacy plan originally effective July 1, 1984 (the "FCB Legacy 401(k) Plan") and a plan originally effective January 1, 2008 (the "FCB 401(k) Plan").

During 2007, changes were made to our and FCB-SC's retirement plan programs that were designed to reduce the volatility of our pension plan expense, while preserving the competitive retirement benefits we provide to our associates. The changes included the retention of pension and Section 401(k) plans as they existed at the time the changes were made (the "legacy plans"), and the addition of "enhanced" Section 401(k) plans. Associates of FCB and FCB-SC hired after the changes were made would participate only in the enhanced Section 401(k) plans and would not become participants in the pension plans. Eligible associates hired before the changes made one-time elections to:

- continue to participate in the pension and legacy Section 401(k) plans; or

- participate only in the enhanced Section 401(k) plans rather than the legacy Section 401(k) plans, in which case they would continue to be participants in the pension plans, but their pension plan benefit service would be frozen and no further benefits would accrue (although under FCB's pension plan participants receive credit for increases in compensation even if plan benefit service credit is frozen).

FCB's, FCB-SC's and CIT's pension plans continue to exist as separate plans. FCB-SC's legacy and enhanced Section 401(k) plans were merged into FCB's corresponding plans (the FCB Legacy 401(k) Plan and FCB 401(k) Plan, respectively) following that merger. CIT's Section 401(k) plan remained in effect as a separate plan for CIT's former employees during 2022, but it was merged into, and participants' accounts were transferred to, the FCB 401(k) Plan effective January 1, 2023.

At the time of the plan changes in 2007, Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow were pension plan participants and each elected to remain in the legacy plans. Mrs. Rupp was first employed by FCB after the above plan changes were implemented and does not participate in FCB's pension plan, but is a participant in the FCB 401(k) Plan.

Further information about the terms of the defined benefit pension plans in which NEOs participate (including the calculation of benefits under the plans), as well as our Section 401(k) plans (including the calculation of matching and profit-sharing contributions), is contained in this proxy statement under the caption "EXECUTIVE COMPENSATION – Retirement Benefits and Separation from Service Payments."

Nonqualified Separation from Service Agreements

FCB has nonqualified separation from service agreements with Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow and certain of our other executive officers that were entered into before our LTIP was approved in 2014. The agreements provide for payments for a period of 10 years following a separation from service that occurs no earlier than an agreed-upon age. No new agreements have been entered into since our LTIP was approved and awards under it were first granted, and no new agreements currently are contemplated. Mrs. Rupp does not have a separation from service agreement.

When originally approved, the agreements were intended to help us retain and reward the long-term service of key officers within our organization, and to assure their continued loyalty following a separation from service. Because payments will be made to the officers only if they continue in FCB's employment until their agreed-upon ages, the Committee believed the agreements were consistent with our objective of encouraging and rewarding long-term service and loyalty. The Committee also believed the additional long-term benefit provided to our NEOs under the agreements enhanced our compensation program by mitigating to some degree its lack at that time of any incentive compensation plan or any equity-based compensation. In return for payments, each officer is obligated to provide consultation services to, and not to compete against, FCB during the payment period. Further information about the terms of the agreements is contained in this proxy statement below under the caption "EXECUTIVE COMPENSATION – Retirement Benefits and Separation from Service Payments."

The amounts of payments provided for in the agreements are calculated as percentages, ranging from approximately 20% to approximately 45%, of the officers' base salary rates at the time their agreements were approved. In the past, from time to time the agreements have been amended to change the amounts and/or percentages used to calculate payment amounts in order to reflect increases in officers' base salaries, but there have been no adjustments to agreements with any of our current NEOs since 2011, and no further adjustments to those agreements currently are contemplated.

Personal Benefits

We do not provide an extensive array of perquisites or personal benefits to our executive officers beyond those benefits (including individual and family group insurance coverages) that are available generally on the same terms to all our associates. However, for the convenience of our NEOs, or under our risk management program, or for other specific purposes, from time to time certain of our NEOs do receive, or are deemed to have received, other benefits that are not directly related to the performance of their duties as executive officers or that otherwise confer a benefit that has a personal aspect. As part of its review of our NEOs' overall compensation each year, the Committee reviews all personal benefits being provided or proposed to be provided to executive officers, and it recommends to the Boards whether those benefits should be approved or continued. Benefits that certain of our NEOs received, or were deemed to have received, during 2024 included:

- installation of new security systems in Mr. Holding's, Mr. Nix's, and Mr. Bristow's residences, and maintenance and monitoring of systems in their and Mrs. Bryant's residences, under our risk management program; and

- services of staff personnel that we attribute to Mr. Holding's and Mr. Bristow's personal activities.

Our Boards maintain a policy under which FCB will, as deemed advisable, install, maintain, and monitor security systems in the homes of certain executive officers. The Boards believe the safety of our key executive officers is a business concern, and they approved the policy as part of our risk management program. Under the policy, each officer in whose home FCB installs a security system agrees to pay to FCB the depreciated book value of the system following retirement or other termination of employment. FCB periodically replaces or upgrades the security systems in residences as technology improves or the systems age. FCB's annual out-of-pocket expenditures associated with equipment purchases and installation (including replacement), maintenance, and monitoring associated with each officer's security system is treated as a personal benefit to that officer. During 2024, FCB installed new, updated security systems in the residences of Mr. Holding, Mr. Nix, and Mr. Bristow to replace outdated systems that had been in operation for a number of years, and it maintained and monitored existing systems in their and Mrs. Bryant's residences.

We monitor our NEOs' utilization of the services of administrative personnel. To the extent an associate may, from time to time, provide services that relate to an NEO's personal activities, we estimate the staff time devoted to those services and treat a portion of our compensation and benefits expense related to the associate as a personal benefit to that NEO.

FCB maintains three corporate apartments, including two apartments in a building owned by FCB in Columbia, South Carolina, and one apartment in New York, New York. All of the apartments are available for use by executives for business purposes, with the New York apartment being used during 2024 by our President, Peter Bristow, whose duties overseeing various aspects of our commercial business lines resulting from the CIT Merger and the SVB Acquisition require frequent trips to the New York area to meet with staff. The apartments are provided as lodging for FCB executives during business trips, and we monitor their use. If an apartment is used by an executive for personal purposes, we allocate to the executive, as a personal benefit, our aggregate incremental cost associated with each day of that personal use. There was no personal use of any of the apartments during 2024.

In the case of Mr. Holding, Mr. Nix, and Mr. Bristow, our incremental costs associated with personal benefits we provided to them during 2024 are included in their 2024 compensation listed in the Summary Compensation Table and are described in Footnote 6 to that table. In the case of Mrs. Bryant and Mrs. Rupp, we believe our incremental costs associated with personal benefits we provided during 2024 did not exceed an aggregate of $10,000 and, as a result, the costs of the benefits they received are not included in their 2024 compensation listed in the Summary Compensation Table. Our executive officers also are covered by a directors and officers liability insurance policy paid for by FCB, and we also provide each executive officer with group life, health, medical, and other insurance coverages for themselves and their spouses and families, as applicable, on the same terms, including cost, as those coverages are provided to all full-time associates. We do not consider those insurance coverages to be perquisites and the cost of that insurance is not included in the Summary Compensation Table or in our calculation of the incremental cost of benefits provided to our NEOs.

Incentive-Based Compensation Clawback Policies

The Committee maintains policies and other mechanisms to clawback executive compensation in the event of material miscalculations, including those resulting from accounting restatements, or certain violations of our Code of Ethics. These include our "Policy for the Recovery of Erroneously Awarded Compensation" (the "Nasdaq Recovery Policy"), our Incentive Compensation Policy, and provisions of the LTIP, MPP, and LTIP award agreements.

The Nasdaq Recovery Policy provides, in accordance with Nasdaq listing standards and subject to certain exceptions, that we will recover incentive-based compensation from our executive officers in the event of an "Accounting Restatement." For purposes of the Nasdaq Recovery Policy, an Accounting Restatement refers to a restatement of our financial statements that results from material noncompliance with any financial reporting requirement under the securities laws, including any restatement required to correct an error in previously issued financial statements that is material to those financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

The Nasdaq Recovery Policy applies to incentive-based compensation granted, earned, or vested, based wholly or in part on the attainment of a financial reporting measure based upon or derived from our financial statements (including, but not limited to, awards granted under the LTIP and MPP) during the three-year period that precedes an Accounting Restatement date as determined under the policy.

The Incentive Compensation Policy also grants the Committee discretion to require associates, including executive officers, to forfeit or repay performance-based compensation in the event of, in addition to an Accounting Restatement, a material inaccuracy of a performance metric or calculation used in determining performance-based compensation, or significant violations of our Code of Ethics that result in financial or reputational impact to us.

In addition, the LTIP, the MPP, as well as the LTIP award agreements provide that awards under the plans are subject to any clawback policies we implement, which include, but are not limited to, the Nasdaq Recovery Policy and the Incentive Compensation Policy. Each executive officer is also required to execute an acknowledgement confirming that he or she is subject to our Nasdaq Recovery Policy during and after their employment by us and will abide by its terms, including the obligation to repay, return, and/or forfeit any erroneously awarded compensation.

The foregoing descriptions of the Nasdaq Recovery Policy, Incentive Compensation Policy, LTIP, MPP and LTIP award agreements do not purport to be complete and are qualified in their entirety by reference to the full text of each, which, with the exception of the Incentive Compensation Policy, are filed as exhibits to our 2024 Annual Report.

EXECUTIVE OFFICERS

We consider our and FCB's officers who are listed below to be our current executive officers. Each current executive officer serves at the pleasure of the Boards until his or her removal, resignation, retirement, death or disqualification, or until his or her successor is duly elected and qualified. Ages listed in the table are as of the date of this proxy statement.

Name and Age	Positions with FCB and Us
Frank B. Holding, Jr. 63	FCB's and our Chairman since February 2009, and FCB's and our Chief Executive Officer since January 2008. Previously, Chief Executive Officer of our former subsidiary, IronStone Bank, from February 2009 to January 2011, and our and FCB's President from 1994 to February 2009. Employed by FCB since 1983. For additional information about Mr. Holding, see "PROPOSAL 1: ELECTION OF DIRECTORS."
Hope H. Bryant 62	FCB's and our Vice Chairwoman since January 2011. Previously, President of our former subsidiary, IronStone Bank, from 2006 until January 2011, and FCB's Executive Vice President from 2002 until January 2011. Employed by FCB since 1986. For additional information about Mrs. Bryant, see "PROPOSAL 1: ELECTION OF DIRECTORS."
Peter M. Bristow 59	FCB's and our President since November 2014. Previously, Executive Vice President and Chief Operating Officer of First Citizens Bancorporation, Inc. and President and Chief Operating Officer of First Citizens Bank and Trust Company, Inc., Columbia, S.C., from 2001 to 2014. Employed by FCB since 2014. For additional information about Mr. Bristow, see "PROPOSAL 1: ELECTION OF DIRECTORS."
Craig L. Nix 53	FCB's and our Chief Financial Officer since November 2014. Previously, Executive Vice President and Chief Financial Officer of First Citizens Bancorporation, Inc., and First Citizens Bank and Trust Company, Inc., Columbia, S.C., from 2001 to 2014. Employed by FCB since 2014.
Gregory L. Smith 60	FCB's and our Chief Information and Operations Officer since January 2024. Previously, Head of Transformation and Corporate Operations from 2022 to 2023, Head of North American Customer Operations from 2020 to 2022, Head of North American Contact Centers and ATM Channels from 2019 to 2020, and Head of Shared Services from 2014 to 2019, at TD Bank Financial Group, and served in various leadership positions at TD Bank, NA from 2010 to 2019. Employed by FCB since January 2024.
Lorie K. Rupp 60	FCB's and our Chief Risk Officer since March 2017. Previously, FCB's and our Chief Accounting Officer from 2013 to 2017; Consulting Director, KPMG, LLP, from 2011 to 2013; Senior Vice President of Accounting and Finance, Regions Financial Corporation, from 2008 to 2009; and Senior Vice President of Finance, Bank of America, from 1990 to 2008. Employed by FCB since 2013.
Jeffery L. Ward 64	FCB's and our Chief Strategy Officer since October 2014. Previously, Regional Executive Vice President of FCB from 2004 to 2014. Employed by FCB since 1992.
Andrew Giangrave 55	FCB's and our Chief Credit Officer, and Executive Vice President and Assistant Secretary of FCB, holding office as an officer since April 2022. Previously, CIT Bank, N.A.'s Senior Vice President from 2006 to 2022. Employed by FCB since January 2022 and, previously, by CIT since 2006.
West L. Ludwig 56	FCB's Executive Vice President, Chief Human Resources Officer, and Assistant Secretary, holding office as an officer since 2018. Previously, Senior Vice President, Human Resources for MZ, Inc. (internet gaming technology) from 2016 to 2018 and Executive Vice President, Human Resources for Fidelity Investments, Inc. (financial services) from 2008 to 2016. Employed by FCB since 2018.
Matthew G.T. Martin 45	FCB's and our Chief Legal Officer and Corporate Secretary, and Group Vice President and Assistant Secretary of FCB, holding office as an officer since June 2021. Previously, United States Attorney, Middle District of North Carolina, from 2018 to 2021; Associate General Counsel, Duke Energy Corp from 2013 to 2018; and Partner with the law firm of Smith Anderson, in Raleigh, N.C. until 2013. Employed by FCB since 2021.

EXECUTIVE COMPENSATION

Summary

The Summary Compensation Table below shows the cash and certain other compensation paid or provided by FCB to or deferred by our named executive officers listed in the table (our "NEOs") for 2024, 2023, and 2022. Our NEOs also serve as executive officers of FCB. They are compensated by FCB for their services as its officers, and they receive no separate salaries or other compensation from us. All of our NEOs below are employed on an "at will" basis and serve in their positions at the pleasure of our Board, and none of them has an employment agreement with us or FCB.

SUMMARY COMPENSATION TABLE

Name and Principal Position During 2024	Year	Salary (2)	Bonus	Stock Awards	Non-Equity Incentive Plan Compensation (2)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)(5)	All Other Compensation (6)	Total
Frank B. Holding, Jr. (1) Chairman and Chief Executive Officer	2024	$ 1,040,000	$ -0-	$ -0-	$ 9,706,250	$ 191,869	$ 68,209	$ 11,006,328
	2023	1,010,000	-0-	-0-	8,506,875	429,578	14,850	9,961,303
	2022	1,010,000	-0-	-0-	7,008,250	-0-	13,725	8,031,975
Craig L. Nix Chief Financial Officer	2024	725,000	-0-	-0-	4,763,125	27,596	37,539	5,553,260
	2023	675,000	-0-	-0-	4,214,688	197,416	14,850	5,101,954
	2022	675,000	-0-	-0-	3,216,563	21,003	13,725	3,926,291
Hope H. Bryant (1) Vice Chairwoman	2024	725,000	-0-	-0-	5,690,000	122,468	15,525	6,552,993
	2023	700,000	-0-	-0-	4,990,000	337,788	14,850	6,042,638
	2022	700,000	-0-	-0-	3,994,063	-0-	13,725	4,707,788
Peter M. Bristow (1) President	2024	725,000	-0-	-0-	5,690,000	112,799	42,320	6,570,119
	2023	700,000	-0-	-0-	5,190,000	322,227	14,850	6,227,077
	2022	700,000	-0-	-0-	3,994,063	40,847	13,725	4,748,635
Lorie K. Rupp Chief Risk Officer	2024	575,000	-0-	-0-	3,197,500	-0-	31,050	3,803,550
	2023	550,000	-0-	-0-	2,853,750	-0-	29,700	3,433,450
	2022	550,000	-0-	-0-	2,094,500	-0-	27,450	2,671,950

(1) Mr. Holding, Mrs. Bryant, and Mr. Bristow each served as a member of the Boards during each year, but they received no additional compensation for their services as directors.

(2) Salary and Non-Equity Incentive Plan Compensation amounts include the portions, if any, of each officer's base salary and non-equity incentive plan compensation paid by FCB that were deferred at each officer's election under our Section 401(k) plans and, in the case of Mr. Nix, Mrs. Bryant, and Mr. Bristow, under the FCB 2021 Plan, as described in the narrative discussion under the caption "Nonqualified Deferred Compensation."

(3) Reflects the aggregate of amounts paid to NEOs for each year with respect to (i) awards under FCB's LTIP, as described in the narrative discussion under the caption "Long-Term Incentive Plan ('LTIP')" and (ii) award opportunities under FCB's MPP, as described in the narrative discussion under the caption "Merger Performance Plan ('MPP')." The following table reflects amounts paid to each NEO under each plan for 2024.

Plan	Frank B. Holding, Jr.	Craig L. Nix	Hope H. Bryant	Peter M. Bristow	Lorie K. Rupp
LTIP	$ 7,196,250	$ 3,290,625	$ 4,200,000	$ 4,200,000	$ 2,062,500
MPP (CIT awards) (a)	1,010,000	472,500	490,000	490,000	385,000
MPP (SVB awards) (b)	1,500,000	1,000,000	1,000,000	1,000,000	750,000
Total	$ 9,706,250	$ 4,763,125	$ 5,690,000	$ 5,690,000	$ 3,197,500

    (a) Reflects payments made with respect to the MPP awards for 2024 described in the Grants of Plan Based Awards table below related to the CIT Merger. No further award opportunities are expected to be granted with respect to the CIT Merger.

    (b) Reflects payments made with respect to the MPP awards for 2024 described in the Grants of Plan Based Awards table below related to the SVB Acquisition.

(4) Amounts in this column consist of two components, including:

- "Change in Pension Value," which represents the net aggregate amount of the increase, if any, for each year in (i) for officers who are pension plan participants, the actuarial present value of those officers' accumulated benefits under defined benefit pension plans, and (ii) for officers who are parties to separation from service agreements with FCB, the present value of monthly payments that would be made under those agreements to the officers in the future for a period of 10 years following their separation from service at agreed-upon ages; and

- in the case of Mr. Nix and Mr. Bristow only, "Nonqualified Deferred Compensation Earnings," which, as described in Footnote 5 below, represent amounts of interest accrued on nonqualified deferred compensation that is considered to be "above market" under the SEC's disclosure rules.

"Change in Pension Value" amounts do not represent payments actually received by NEOs. As further described in the narrative discussion under the caption "Retirement Benefits and Separation from Service Payments," each year we determine present values of benefits and future payments under the pension plans and separation from service agreements as of December 31 in order to reflect the present value of our future obligations to the NEOs under the plans and those agreements in our consolidated financial statements. Future payments are projected based on the net effect of a number of assumptions, including assumptions regarding future events (including, in the case of the pension plans, mortality assumptions), and other factors, including additional service credit, changes in amounts of compensation covered by the plan, and plan amendments. We discount the projected future payments to present values using a rate of interest calculated by a third party based on a theoretical portfolio of high-quality corporate bonds that would be sufficient to provide for projected payments under the pension plans and agreements. Under financial and pension accounting principles, those assumptions and the discount rates change from time to time. In general, the present value of an officer's future payments increases as the officer grows older and the time before the commencement of those payments decreases. The present values also increase if the discount rate used in the calculation decreases from one year to the next, and they decrease if the discount rate increases. Changes in the other assumptions we use also can result in increases or decreases in present values, and the aggregate change in the present value of a participant's plan benefits for any year is an amount based on the net effect of the various assumptions and factors and changes in the discount rate. The discount rates used for calculating the present values for each year covered in the table below were: for 2024, 5.69% for the pension plans and 5.25% for the separation from service agreements; for 2023, 5.16% for the pension plans and 4.60% for the separation from service agreements; and for 2022, 5.57% for the pension plans and 4.73% for the separation from service agreements. For 2024, aggregate present values at December 31 increased as compared to the amounts at December 31, 2023, resulting primarily from increases in amounts of compensation covered by the plan and a one-year decrease in the time before commencement of payments, offset somewhat by an increase in the discount rates used in determining present values (as compared to the rate used for 2023). For 2023, aggregate present values at December 31 increased as compared to the amounts at December 31 of the prior year resulting primarily from the decrease in the discount rates used in determining present values (as compared to the rates used for 2022), as well as from increases in amounts of compensation covered by the plan and the one-year decrease in the time remaining before the commencement of payments. For 2022, the aggregate present values at December 31 decreased as compared to the amounts at December 31 of the prior year resulting primarily from an increase in the discount rates used in determining present values (as compared to the rates used for 2021), offset somewhat by increases in the amounts of compensation covered by the plan and the one-year decrease in the time remaining before the commencement of payments. As provided in the SEC's disclosure rules, the net decrease in aggregate present values for each NEO for 2022 is reflected as $-0- in the Summary Compensation Table. Present value amounts could increase or decrease in future years if discount rates decrease or increase or there are changes in other assumptions. The separate increases or decreases for 2024, 2023, and 2022 for each NEO who participates in a pension plan and the separation from service agreements are listed in the following table. Mrs. Rupp is not a participant in a pension plan and does not have a separation from service agreement.

	Frank B. Holding, Jr.	Craig L. Nix	Hope H. Bryant	Peter M. Bristow
2024				
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 123,682	$ 21,814	$ 108,925	$ 68,683
Increase (decrease) in present value of future monthly payments under separation from service agreements	68,187	(18,951)	13,543	(3,984)
Aggregate increase (decrease)	$ 191,869	$ 2,863	$ 122,468	$ 64,699
2023				
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 277,630	$ 142,071	$ 281,013	$ 222,847
Increase (decrease) in present value of future monthly payments under separation from service agreements	151,948	32,553	56,775	55,054
Aggregate increase (decrease)	$ 429,578	$ 174,624	$ 337,788	$ 277,901
2022				
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ (433,317)	$ (355,382)	$ (489,873)	$ (441,347)
Increase (decrease) in present value of future monthly payments under separation from service agreements	(340,295)	(152,171)	(152,438)	(187,793)
Aggregate increase (decrease)	$ (773,612)	$ (507,553)	$ (642,311)	$ (629,140)

(5) In addition to their "Change in Pension Value," the amounts listed in this column of the Summary Compensation Table for 2024, 2023, and 2022 for Mr. Nix and Mr. Bristow include "Nonqualified Deferred Compensation Earnings" which represent portions of the interest accrued by FCB to their accounts each year under nonqualified deferred compensation plans it assumed from FCB-SC in 2014 that is considered to be "above market" (for Mr. Nix, $24,733, $22,792, and $21,003, respectively, and for Mr. Bristow, $48,100, $44,326, and $40,847, respectively). Those "above market" amounts equal the portions of total interest FCB credited to each officer's accounts each year at the fixed interest rate provided for in the plans that exceed the amounts that would have been accrued at rates equal to 120% of the Internal Revenue Service's "applicable federal rates" for the months during which the actual fixed accrual rate was set. Interest credited to their accounts that is not considered to be "above market" is not included in the table. None of our other NEOs had any "Nonqualified Deferred Compensation Earnings" for any year in the table, and none are included in their amounts listed in this column. Additional information regarding our NEOs' participation in nonqualified deferred compensation plans during 2024 is contained in the narrative discussion under the caption "Nonqualified Deferred Compensation."

(6) The following table describes each officer's "Other Compensation" for 2024.

Description	Frank B. Holding, Jr.	Craig L. Nix	Hope H. Bryant	Peter M. Bristow	Lorie K. Rupp
FCB's matching contributions under Section 401(k) plans (a)	$15,525	$15,525	$15,525	$15,525	$20,700
FCB's additional profit-sharing contributions under FCB 401(k) Plan (a)	—	—	—	—	10,350
Estimates of FCB's aggregate incremental costs related to personal benefits (b)	52,684	22,014	—	26,795	—
Total Other Compensation	$68,209	$37,539	$15,525	$42,320	$31,050

(a) Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow participate in the FCB Legacy 401(k) Plan and, as a result, received FCB's matching contributions to their accounts during 2024 but did not receive additional profit-sharing contributions. Mrs. Rupp participates in the FCB 401(k) Plan and received a profit-sharing contribution to her account for 2024 in addition to FCB's matching contributions. The FCB Legacy 401(k) Plan and FCB 401(k) Plan are described below under the caption "Section 401(k) Plans."

(b) From time to time our executive officers, including our NEOs, receive or may be deemed to have received various personal benefits, or perquisites, from FCB. Those benefits received by Mr. Holding, Mr. Nix, and Mr. Bristow during 2024 included (i) FCB's out-of-pocket cost of installing, monitoring, and maintaining a security system in their residences ($47,684, $22,014, and $24,795, respectively), including the cost of installing new systems in their residences to replace systems that had been in operation for a number of years, and (ii) in the case of Mr. Holding and Mr. Bristow only, a portion of our compensation and benefits expense related to certain associates based on our estimate of their services related to the officers' personal matters ($5,000 and $2,000, respectively). The total amounts of their personal benefits for 2024 are included in the "All Other Compensation" column in the Summary Compensation Table. We believe FCB's aggregate incremental cost associated with personal benefits provided during 2024 to Mrs. Bryant and Mrs. Rupp did not exceed $10,000 and, for that reason, no amount for personal benefits is included for either of them in the table above or in the Summary Compensation Table. FCB also provides each of our executive officers with group life, health, medical, and other insurance coverages for themselves and their spouses and families on the same terms as those coverages are provided to all full-time employees. The cost of that insurance is not included in the table. Additional information regarding personal benefits is contained in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

Grants of Plan-Based Awards

During 2024, various plan-based award opportunities were approved for the NEOs listed in the Summary Compensation Table. Those awards are listed in the table below and are further described in the paragraphs following the table.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		
		Threshold	Target	Stretch/ Maximum
Frank B. Holding, Jr.	01/23/2024 (1)	$2,860,000	$5,720,000	$8,580,000
	01/23/2024 (2)	—	1,010,000	—
	01/23/2024 (3)	500,000	1,000,000	1,500,000
Craig L. Nix	01/23/2024 (1)	1,450,000	2,900,000	4,350,000
	01/23/2024 (2)	—	472,500	—
	01/23/2024 (3)	333,333	666,667	1,000,000
Hope H. Bryant	01/23/2024 (1)	1,667,500	3,335,000	5,002,500
	01/23/2024 (2)	—	490,000	—
	01/23/2024 (3)	333,333	666,667	1,000,000
Peter M. Bristow	01/23/2024 (1)	1,667,500	3,335,000	5,002,500
	01/23/2024 (2)	—	490,000	—
	01/23/2024 (3)	333,333	666,667	1,000,000
Lorie K. Rupp	01/23/2024 (1)	718,750	1,437,500	2,156,250
	01/23/2024 (2)	—	385,000	—
	01/23/2024 (3)	250,000	500,000	750,000

(1) Awards were granted on January 23, 2024, under FCB's LTIP for the 2024-2026 Performance Period. See "Long-Term Incentive Plan ('LTIP')" below. "Threshold," "Target," and "Stretch" amounts reflect the amounts of the LTIP awards that may be paid to each NEO at "Threshold" (i.e., minimum), "Target," and "Stretch" (i.e., maximum) levels of performance during the Performance Period in relation to goals set by the Committee for the awards. The amounts payable at the Target level of performance ("Target Amount") were based on percentages of the officers' 2024 base salary rates as follows: Mr. Holding – 550%; Mr. Nix – 400%; Mrs. Bryant – 460%; Mr. Bristow – 460%; and Mrs. Rupp – 250%. At the end of the Performance Period, payments may be made to the officers equal to 50%, 100%, and 150% of their Target Amounts for performance at the Threshold, Target, and Stretch levels, respectively. If performance over the Performance Period exceeds the Threshold level but not the Target level, or exceeds the Target level but not the Stretch level, the amount earned by each NEO will be interpolated by the Committee. Stretch amounts are the maximum amounts that may be paid for the 2024-2026 Performance Period.

(2) Award opportunities with respect to the CIT Merger were approved on January 23, 2024, for 2024 based on continued attainment of performance objectives related to that merger, including optimization of merger cost savings and synergies, risk management, individual performance, our overall results, and other related specific goals. See "Merger Performance Plan ('MPP')" below. The "Target" amounts of the NEOs' awards reflect the amounts that could be paid to them if performance objectives for the awards for 2024 were determined to have been satisfied at the end of the year. The awards for 2024 were paid at the Target level during February 2025 and are included in the aggregate amount listed for each NEO for 2024 in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. Those payments are separately listed in Footnote 3 to that table. No further award opportunities are expected to be granted with respect to the CIT Merger.

(3) Award opportunities with respect to the SVB Acquisition were approved on January 23, 2024, for 2024 based on continued attainment of performance objectives related to that transaction, including timely integration achievement, risk management, individual performance, our overall results, and other related specific goals. See "Merger Performance Plan ('MPP')" below. The "Threshold," "Target," and "Stretch" ("Maximum") amounts of the NEOs' awards reflect the amounts that could be paid to them for 2024 based on the degree to which performance objectives for the awards were determined to have been satisfied at the end of the year. The awards for 2024 were paid at the Maximum level during February 2025 and are included in the aggregate amount listed for each NEO for 2024 in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. Those payments are separately listed in Footnote 3 to that table.

Long-Term Incentive Plan ("LTIP"). Under FCB's LTIP, we reward long-term performance through cash award opportunities that may be earned based on the extent of attainment of performance goals. Eligible associates of FCB and its affiliates may be offered opportunities to earn awards stated as percentages of their base salary rates, and payable in cash. The LTIP is intended to reinforce the link between the interests of our participating associates and the interests of our company and our stockholders, and to motivate and reward participating associates for their contributions toward achieving our strategic plan's central objective of building the long-term value of our company and our stockholders' investments. Each year our CNG Committee considers the grant of new awards under the LTIP. Awards granted each year have provided for payments based on performance goals measured over stated periods of time ("Performance Periods"), which since inception generally have been specified as three calendar years that overlap as grants are made from year to year. As reflected in the table above, in January 2024, the Committee approved the grant of awards to our NEOs listed in the table for a new, three-year 2024-2026 Performance Period.

The LTIP is administered by the CNG Committee, which selects associates to whom awards will be granted. All salaried associates who are considered to be in the "Executive Career Level," as defined by FCB's Career Framework, are eligible to participate in the LTIP.

In general, when the Committee grants awards under the LTIP, it establishes the Performance Period during which performance will be measured, establishes one or more specific written performance objectives and specific goals for each participant and/or for each group of participants for that Performance Period, and assigns to each participant a target award (a "Target Amount") for the Performance Period. Performance Periods may be coincident with one or more of our fiscal years, or any portions thereof. Each participant may earn a percentage set by the Committee at the time of grant (the "Award Percentage," which may exceed or be less than 100%) of his or her Target Amount based on the extent of attainment of the performance goals established by the Committee for the relevant Performance Period. The maximum amount of awards that may be paid under the LTIP to any one participant in any one fiscal year is $10 million.

As conditions to their awards, participants must agree to non-solicitation and nondisclosure obligations. The non-solicitation obligations cover the term of each participant's employment and a period of one year after termination of employment, while the nondisclosure obligations cover all times during and after each participant's employment with FCB. During the non-solicitation period, other than on behalf of FCB, each participant will generally be prohibited from employing or soliciting for employment any associate of FCB who was supervised by or was personally known to the participant, or soliciting the business of any customer or prospective customer with whom the participant had material contact. Subject to customary limitations, the nondisclosure provisions will require the participant to maintain the confidentiality of all of FCB's business information, trade secrets, and data and return all such materials in his or her possession to FCB upon termination of employment.

Performance objectives under the LTIP may be based on individual, business unit/function, and/or corporate performance, or any combination thereof. If a participant's performance goals are based on a combination of performance criteria, the Committee may weight the importance of each type of performance that applies to the participant by assigning a percentage to it. The Committee also may apply other or non-objective performance criteria for participants to the extent permitted, or not prohibited, by applicable law and regulations. The targeted levels of performance with respect to performance objectives may be established at such levels and on such terms as the Committee in its discretion may determine, including but not limited to on an absolute basis, in relation to performance in a prior Performance Period, and/or relative to one or more peer group companies or indices, or any combination thereof, and performance objectives and results may be determined without regard to extraordinary items. The Committee may adjust awards as appropriate for partial achievement of goals or other factors and may interpret and make necessary and appropriate adjustments to performance goals and the manner in which goals are evaluated.

Performance objectives are required to be established by the Committee no more than 90 days after the commencement of the Performance Period to which the objectives relate and before 25% of the relevant Performance Period has elapsed. As soon as practicable after the end of a Performance Period, the Committee will determine whether performance goals for the period were met and, if so, at what level of achievement, under specific formulae established for the period. If performance goals are met, the Committee will determine the amount of each participant's Target Amount that has been earned and will be paid. The Committee has unilateral discretion to reduce or eliminate the amount of an award, including an award otherwise earned and payable under the LTIP.

The Committee has discretion to determine whether awards will be paid or forfeited in the event of a participant's termination of employment before the end of a Performance Period or prior to payment of the awards. If a participant dies, retires, becomes disabled, is assigned to a different position, is granted a leave of absence, or another similar event occurs, or if the participant's employment is otherwise terminated (except for cause) by us during a Performance Period, a pro rata share of the participant's award based on the period of actual participation may be paid to the participant, at the Committee's discretion, after the end of the Performance Period if and to the extent that it would have become earned and payable had the participant's employment status not changed.

FCB's Board may amend, discontinue, or terminate the LTIP in whole or in part at any time, subject to stockholder approval of any amendments if required by applicable laws, rules, or regulations and to participant consent if any such action may adversely affect any award earned and payable under the LTIP at that time. However, the Committee has unilateral authority to amend the LTIP and any award (without participant consent) to the extent necessary to comply with applicable laws, rules, or regulations, or changes to applicable laws, rules, or regulations, as well as to reduce or eliminate an award. The Committee also may adjust or modify the terms of awards, performance objectives, or performance calculations (i) in the event of a large, special, and non-recurring dividend or distribution, or a recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, forward or reverse split, stock dividend, liquidation, dissolution, or other similar corporate or strategic transactions, or in recognition of any other unusual or nonrecurring event or extraordinary item affecting us or our financial statements, or (ii) in response to changes in applicable laws and regulations, accounting principles, and tax rates, or changes in business conditions, or the Committee's assessment of our business strategy. In addition, the Committee's authority to grant awards and authorize payments under the LTIP does not restrict its authority, and the Board reserves the right, to grant compensation under other compensation plans or programs, grant discretionary bonuses, or otherwise pay compensation, to any officers and associates. As described under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Incentive-Based Compensation Clawback Policies," payments of awards under the LTIP are subject to our clawback policies.

Under the awards granted in January 2024 that are listed in the table above, a percentage of the Target Amount of each award could be earned at the end of its Performance Period based on the extent to which we have attained performance goals set for the awards. As has been the case with all previous awards, the performance goals for the awards were based on growth in the tangible book value per share ("TBV") of our common stock, plus cumulative dividends per share ("D") paid, over the 2024-2026 Performance Period that applies to the awards (the "TBV+D Growth Rate"). The Committee believes growth in TBV is a key driver of long-term value. As a result, the Committee believes that using growth in TBV as the primary component of the performance goals for our LTIP is consistent with our focus on long-term objectives and our emphasis on financial stability and growth in stockholder value. The Committee believes those objectives are factors that have contributed to our financial success over the years.

The Committee set the same Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30% and 48%, respectively, as had been set for awards beginning in 2022. Our tangible book value per share on each measurement date is the amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the total outstanding shares of both classes of our common stock. The TBV+D Growth Rate is determined according to the following formula: TBV at the end of the Performance Period, minus TBV at the beginning of the Performance Period, plus cumulative dividends paid on the stock during the Performance Period, divided by TBV at the beginning of the Performance Period, subject to adjustments the Committee has discretion to make in order to eliminate, or to spread over several years, the effect of strategic decisions made by the Board during a Performance Period, such as bargain purchase gains and other merger or acquisition related items, and share repurchases and other items that may have an immediate impact on TBV but which are believed will be beneficial to stockholders in future years. The Threshold, Target, and Stretch performance levels set by the Committee for the awards granted in 2024 would result in the same Award Percentages of 50%, 100%, and 150%, respectively, as had been set for awards beginning in 2022. In the Grants of Plan-Based Awards table above, the dollar amounts reflect the amounts that could be earned and paid at each performance level set by the Committee.

On December 31, 2024, the 2022-2024 Performance Period ended for awards granted during 2022, and during February 2025 payments were made to participants in the LTIP with respect to those three-year awards. The Threshold, Target, and Stretch performance levels set by the Committee during 2022 for those awards were TBV+D Growth Rates of 12.0%, 30.0%, and 48.0%, respectively. After making adjustments to, among other things, eliminate the significant net positive effects on tangible book value of the CIT Merger during 2022 and the SVB Acquisition during 2023 (which alone may have maximized awards under the LTIP), and to continue spreading over three years the impacts of share repurchases and of intangible assets related to other acquisitions in prior years, which adjustments, in the aggregate, reduced the TBV+D Growth Rate, the Committee determined that our TBV+D Growth Rate, as so adjusted, for the 2022-2024 Performance Period exceeded the Stretch performance level of 48.0%, and it approved payments to LTIP participants, including our NEOs, at the Maximum Award Percentage of 150% of the Target Amounts of the awards. The amounts of those payments made to our NEOs for 2024 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 3 to that table.

Information regarding all outstanding awards under the plan currently held by our NEOs is contained in the discussion under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Cash Compensation."

Merger Performance Plan ("MPP"). Through the MPP, we motivate and reward associates who have significant involvement in and responsibility for post-acquisition processes by offering cash incentives that are dependent on the realization of benefits of mergers and acquisitions to our company and stockholders. Under the plan, eligible executives and other associates of FCB and its affiliates may be offered opportunities to earn awards payable in cash based upon attainment of performance objectives related to our mergers and acquisitions. The MPP helps reward and motivate associates based on merger and acquisition activity since the significant net positive effect on TBV from that activity may be eliminated from consideration in determining the realization of performance levels under the LTIP.

The MPP is administered by the CNG Committee. The plan authorizes the Committee to select associates as participants for whom awards will be approved, set the amounts of the awards, performance objectives, and other terms and conditions of each award, and specify the period during which achievement of performance objectives will be measured. Executive career level and other associates who play a key role in merger and acquisition planning and integration processes are eligible to participate in the MPP. The CNG Committee, in its discretion, may delegate all or part of its authorities under the plan to one or more directors and/or officers; provided, however, that it may not delegate its responsibility to make awards to executive officers. The Committee is authorized to establish, suspend, or waive any rules for the administration, interpretation, and application of the MPP and make any determination, and take any other action, that it considers necessary or desirable for the administration of the plan.

Performance objectives under the MPP may be tied to one or more of the following: timely achievement of stabilization, integration, or optimization milestones, realization of merger or acquisition cost savings and synergies, risk management, individual performance, or other related specific objectives as assigned, which may include company performance. Where performance objectives are based on company and individual performance, the Committee may weight the importance of each type of performance that applies to the participant by assigning a percentage to it. Following the end of the period covered by each award, the Committee will determine the extent to which performance objectives for that period have been achieved and the amount, if any, of the participants' awards that will be paid. Amounts of awards, which may be set as single "Target" amounts, or tiered as "Threshold," "Target," and "Maximum" amounts, reflect the amounts that may be paid to participants based on the extent to which performance objectives set by the Committee are determined to have been satisfied at the end of the period covered by the awards. The Committee may reduce or eliminate the amount of an award by applying negative discretion, including to an award that would otherwise be earned and payable under the terms of the plan. Award payments are made in cash in a lump sum, less required withholdings, and payment to a participant will be conditioned on his or her continued active employment on the payment date, subject to certain exceptions specified in the plan. The maximum amount that may be paid under the MPP to any one participant in any fiscal year may not exceed $5,000,000. As described under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Incentive-Based Compensation Clawback Policies," payments of awards under the MPP are subject to our clawback policies.

In January 2024, the Committee approved MPP award opportunities for 2024 to each of our NEOs listed in the Grants of Plan-Based Awards table above, including awards with respect to the CIT Merger and the SVB Acquisition. The performance objectives for the CIT awards included optimization of merger cost savings and synergies, risk management, individual performance, our overall results, and other related specific goals, and were intended to be challenging, but achievable with strong results at the "Target" level. For the SVB awards, performance objectives included timely integration achievement, risk management, individual performance, our overall results, and other related specific goals, and were intended to be challenging, but achievable at the "Threshold" level, with increasing difficulty at the "Target" and "Maximum" levels. The table lists the amounts that could be earned and paid under each award based on attainment of performance objectives.

In January 2025, the Committee assessed achievement of performance objectives with respect to the 2024 MPP awards and approved payment to each of our NEOs of the CIT Merger MPP awards at the Target level and the SVB Acquisition MPP awards at the Maximum level. The amounts of those payments made to our NEOs for 2024 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 3 to that table. No further award opportunities are expected to be granted with respect to the CIT Merger.

Retirement Benefits and Separation from Service Payments

We currently have three separate qualified defined benefit pension plans (including our original plan and two separate plans previously maintained by FCB-SC and CIT covering their former officers and associates) under which benefits are provided to plan participants following their retirement, and two separate Section 401(k) defined contribution plans (the FCB Legacy 401(k) Plan and the FCB 401(k) Plan) under which plan participants may defer a pre-tax and/or post-tax portion of their compensation for retirement and receive employer matching contributions to their accounts equal to a portion of their voluntary deferrals and, in the case of participants in the FCB 401(k) Plan, additional profit-sharing contributions to their accounts.

In addition, FCB has separation from service agreements with certain executive officers which provide for payments to the officers or their beneficiaries for a period of 10 years following their separation from service at agreed-upon ages or their deaths.

The following table provides information about benefits under the pension plans and the separation from service agreements for each of our NEOs who participates in those plans. Mrs. Rupp does not participate in a pension plan and does not have a separation from service agreement.

PENSION BENEFITS
AND SEPARATION FROM SERVICE AGREEMENTS

Name	Plan Name (1)	Number of Years Credited Service (2)	Present Value of Accumulated Benefit (3)(4)	Payments During Last Fiscal Year
Frank B. Holding, Jr.	Pension plan	41	$ 1,932,513	$ -0-
	Separation from service agreement	N/A	2,769,907	-0-
Craig L. Nix	Pension plan	25	741,848	-0-
	Separation from service agreement	N/A	456,125	-0-
Hope H. Bryant	Pension plan	38	1,867,566	-0-
	Separation from service agreement	N/A	987,233	-0-
Peter M. Bristow	Pension plan	33	1,372,914	-0-
	Separation from service agreement	N/A	886,034	-0-

(1) Mr. Holding and Mrs. Bryant are participants in and entitled to benefits under FCB's pension plan, and they are parties to separation from service agreements with FCB. Mr. Nix and Mr. Bristow are participants in and entitled to benefits under the pension plan previously provided by FCB-SC which FCB continues to maintain and administer to provide benefits to the former officers and associates of FCB-SC who are participants in that plan, and they are parties to separation from service agreements that were assumed by FCB from FCB-SC.

(2) Years of credited service under the pension plans are as of December 31, 2024. Payments under the separation from service agreements are not determined on the basis of years of credited service.

(3) The amounts shown for the pension plans reflect the actuarial present value of each officer's accumulated benefit as of December 31, 2024. Those amounts were determined using the same interest rate and mortality rate assumptions as were used for purposes of calculating the present value of our liability for future pension plan benefits in our consolidated financial statements. We used a discount rate of 5.69%, and we assumed that each officer would remain an active associate until, and will retire at, normal retirement age under the plans (65), and that each officer will elect to receive benefits based on a single life annuity. No pre-retirement decrements were applied.

(4) The amounts shown for the separation from service agreements reflect the present values, as of December 31, 2024, of future payments to be made to the officers under their respective agreements. Those amounts were determined using the same assumptions as were used for purposes of calculating the present value of our liability for future payments under the agreements in our consolidated financial statements. We used a discount rate of 5.25% and the monthly payment amounts called for by each officer's agreement (as in effect on December 31, 2024) that would be made to him or her (or his or her beneficiary) in the future over the ten-year payment term that begins six months and one week following separation from service at the officer's agreed-upon age or his or her death. In calculating those amounts, we assumed that each officer will remain an active associate until, and the officer's payments will begin after, the age specified in his or her agreement. As described in the discussion of these agreements under the heading "COMPENSATION DISCUSSION AND ANALYSIS," amounts of payments generally were calculated as a percentage of the officers' base salaries at the time their agreements were approved. The monthly payment amounts provided for under the NEOs' agreements are as follows: Mr. Holding - $33,056; Mr. Nix - $9,240; Mrs. Bryant - $12,875; and Mr. Bristow - $13,451.

The pension plans, Section 401(k) plans and separation from service agreements are described below, and further information about them is provided in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

Pension Plans. FCB's qualified defined benefit pension plans include its original plan and the plan previously provided by FCB-SC for its associates which FCB continues to maintain and administer to provide pension benefits for FCB-SC's former officers and associates who are participants in that plan. FCB's plans also include the qualified pension plan previously provided by CIT which FCB continues to maintain to provide pension benefits to CIT's former officers and associates who are participants in that plan. None of our NEOs participate in the CIT pension plan, and Mrs. Rupp is not a participant in any of the pension plans.

The terms of FCB's and FCB-SC's plans are very similar. Each plan is a non-contributory final average pay plan. Monthly retirement benefits under the pension plans are computed as straight life annuities beginning at age 65 and are not subject to deductions for Social Security benefits or any other offset amounts. Normal retirement age under the plans is the later of age 65 or completion of five years of service. Under FCB's plan, early retirement is permitted for participants who have reached age 50 with at least 20 years of service, or age 55 with at least 15 years of service, while under FCB-SC's plan participants qualify for early retirement when they reach age 50 with at least 15 years of service, or age 55 with at least 10 years of service.

As described under the heading "COMPENSATION DISCUSSION AND ANALYSIS," participants in FCB's and FCB-SC's pension plans include only those eligible associates who were hired on or before specified dates during 2007 when FCB and FCB-SC restructured their respective pension plans and Section 401(k) plans. Participants in each of the pension plans on those dates could choose to continue to participate in their respective pension plan and "legacy" Section 401(k) plan, or they could choose to participate in an "enhanced" Section 401(k) plan. If they chose the enhanced Section 401(k) plan, they would continue to be participants in their pension plan, but their accrued pension plan benefit service was frozen and no further benefits would accrue (although under FCB's pension plan participants receive credit for increases in compensation even if plan benefit service credit is frozen).

Under both pension plans, a participant's benefit is based on his or her:

- "average monthly compensation," which is the participant's highest average monthly pensionable compensation for any five consecutive plan years of service within the last 10 completed years of service prior to retirement;

- in the case of participants who chose to continue in the pension plans and legacy Section 401(k) plans, years of "creditable service," which is the number of calendar years in which the participant completes 1,000 or more hours of service (and which, in the case of participants who elected to participate in the enhanced Section 401(k) plans, was frozen at the time of their election); and

- "covered compensation," which is the average of the participant's Social Security taxable wage base for each year during the 35-year period ending with the year in which the associate attains Social Security retirement age.

We do not grant extra years of service to participants under either pension plan for purposes of calculating benefits.

A participant's annual compensation covered by the plans includes base salary, overtime, any regular bonuses, and LTIP and MPP award payments. However, under the Internal Revenue Service's regulations, during 2024 the maximum amount of covered compensation that could be considered in determining a retiring participant's benefit was $345,000.

A participant's normal monthly benefit amount following retirement will be equal to:

- 1.2% of average monthly compensation multiplied by total plan years of creditable service, not to exceed 35 years if hired on or after January 1, 2005, or 40 years if hired before that date; plus

- 0.65% of average monthly compensation in excess of one-twelfth of covered compensation multiplied by total plan years of creditable service, not to exceed 35 years.

The maximum annual benefit that could be paid to a participant retiring under either plan during 2024 was $275,000. Participants may elect to receive retirement benefits in a joint and survivor annuity rather than a single life annuity. In those cases, the amount of the annual retirement benefit will be actuarially reduced. In cases of early retirement, a participant's annual retirement benefit is actuarially reduced by 5.0% for each year of the first 12 years, and 3.0% for each of the next three years, by which the starting date of the early retirement benefit precedes the participant's normal retirement date, unless the participant elects to defer receipt of benefits until he or she reaches age 65. In the case of participants whose employment continues after age 65, the annual retirement benefit calculated at normal retirement date, as well as the maximum permitted benefit amount, is actuarially increased to reflect the continuing accrual of benefits during their extended employment and the projected reduction in the number of their benefit payments.

On December 31, 2024, Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow were eligible for early retirement under the pension plans.

Nonqualified Separation from Service Agreements. Under the separation from service agreements between FCB and certain executive officers, including Mr. Holding and Mrs. Bryant, payments will be made to each officer for a period of 10 years following a separation from service that occurs no earlier than an agreed-upon age. Mr. Nix and Mr. Bristow are parties to substantially similar agreements which were originally entered into between them and FCB-SC and were assumed by FCB. Mrs. Rupp is not a party to a separation from service agreement.

The benefits provided under the agreements with Mr. Holding and Mrs. Bryant vest at age 65 (or an earlier agreed-upon age). Under the agreements with Mr. Nix and Mr. Bristow, payments will be made following a termination of employment no later than the month in which they reach age 65 or following such other termination as shall be agreed upon. However, no payments are made under any of the agreements until there is a separation from service. In return for payments under the agreements, each officer is obligated to provide consultation services to, and not to compete against, FCB during the payment period.

Payments under each agreement begin six months and one week following separation from service. If an officer dies prior to separation from service, or during the payment period following separation from service, the payments under his or her agreement will be made to the officer's designated beneficiary or estate. Except in the case of death, there are no automatic early vesting rights, and FCB may terminate an officer's agreement at any time prior to his or her separation from service. If an officer's agreement is terminated, or the officer's employment terminates before the age provided in his or her agreement, or another date agreed to by FCB, for any reason other than death, all rights under his or her agreement will be forfeited. However, based on facts and circumstances, our CNG Committee may recommend, and FCB's Board may approve, an immediate vesting of an officer's rights under his or her agreement. The agreements do not include any change in control or "golden parachute" provisions or provide for any non-cash benefits.

No new agreements have been entered into since 2014 when our LTIP was approved and awards under it were first granted, and no new agreements currently are contemplated. Amounts of payments provided for in the current agreements with Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow are described in the footnotes to the Pension Benefits and Separation from Service Agreements table above.

Section 401(k) Plans. As described in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS," both of our Section 401(k) plans are qualified defined contribution plans that provide vehicles for associates to voluntarily defer a pre-tax and/or post-tax portion of their compensation for retirement and receive an employer matching contribution on a portion of their voluntary deferrals and, under one of the plans, additional profit-sharing contributions to their accounts. Our associates are participants in one of the two Section 401(k) plans, depending on when they were first employed and, if they were first employed before we restructured our pension plans and Section 401(k) plans during 2007, depending on elections they made at that time. Associates first hired prior to the plan restructuring (and not rehired on or after January 1, 2015) who chose to continue to participate in their respective pension plan and "legacy" Section 401(k) plan are eligible to make deferrals and receive employer matching contributions under the FCB Legacy 401(k) Plan. Associates first hired prior to the plan restructuring who elected to participate in an "enhanced" Section 401(k) plan, and associates first hired after the plan restructuring or rehired on or after January 1, 2015 (including former CIT and SVB associates), may only participate in the FCB 401(k) Plan.

The maximum 2024 voluntary deferral under either plan was $23,000 for a participant under the age of 50, and $30,500 for a participant age 50 or older. Under the FCB Legacy 401(k) Plan, FCB matches participants' deferrals in an amount equal to 100% of the first 3%, and 50% of the next 3%, of the participant's compensation that he or she defers, up to and including a maximum matching contribution of 4.5% of the participant's eligible compensation, but not more than $15,525 for 2024. Under the FCB 401(k) Plan, FCB matches participants' deferrals in an amount equal to 100% of the first 6% of the participant's eligible compensation that he or she defers. In addition, following the close of each plan year, FCB may make a discretionary profit-sharing contribution under the FCB 401(k) Plan to each eligible participant's account, without regard to the amount of the participant's deferrals. FCB made a profit-sharing contribution for 2024 equal to 3% of each participant's eligible compensation. During 2024 the maximum matching contribution under the FCB 401(k) Plan was $20,700, and the maximum profit-sharing contribution was $10,350.

Each associate's voluntary deferrals, together with all employer contributions to his or her account, are invested in one or more investment vehicles selected by the associate from a menu of publicly traded mutual funds and other investment options made available to participants by FCB.

FCB's Section 401(k) plan contributions during 2024 for the accounts of our NEOs are included in the "All Other Compensation" column of the Summary Compensation Table and are listed for each officer in Footnote 6 to that table. Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow are participants in the FCB Legacy 401(k) Plan, so they did not receive the profit-sharing contributions that were made for 2024 to the accounts of participants in the FCB 401(k) Plan. Mrs. Rupp participates in the FCB 401(k) Plan and for 2024 received matching and profit-sharing contributions to her account.

Nonqualified Deferred Compensation

We maintain an unfunded, nonqualified deferred compensation plan, or the "FCB 2021 Plan." The purpose of the FCB 2021 Plan is to permit management and other highly compensated associates of FCB and its participating affiliates to save for retirement and other long-term financial goals on a tax-deferred basis by electing annually to defer receipt of up to 80% of their base salaries and LTIP award payments, in excess of amounts they could defer through their voluntary contributions to our Section 401(k) plans. The FCB 2021 Plan does not provide for FCB to make any additional or discretionary contributions to participants' plan accounts. Mr. Nix, Mrs. Bryant, and Mr. Bristow were participants in the FCB 2021 Plan during 2024. Mr. Holding and Mrs. Rupp are eligible to participate in the plan but have not elected to defer any compensation.

Also, prior to our merger with FCB-SC during 2014, FCB-SC maintained two unfunded, nonqualified deferred compensation plans, or the "FCB-SC Plans," in which various officers of FCB-SC were participants. In connection with that merger, FCB agreed to assume, accrue interest on (at the fixed interest rates provided for in the FCB-SC Plans), and distribute plan participants' accounts in accordance with the terms of the plans as they existed when the merger was completed. Participants may not make any further deferrals under the FCB-SC Plans, and FCB does not make any additional or discretionary contributions to the accounts of participants in the FCB-SC Plans. Mr. Nix and Mr. Bristow have accounts under both FCB-SC Plans.

The following table provides information regarding accounts under the FCB 2021 Plan and the two FCB-SC Plans of our NEOs who were participants in those plans during 2024.

NONQUALIFIED DEFERRED COMPENSATION

Name	Plan Name	Executive Contributions in Last Fiscal Year (2)	Our Contributions in Last Fiscal Year (3)	Aggregate Earnings/ (Loss) in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End (6)
Craig L. Nix	FCB 2021 Nonqualified Deferred Compensation Plan	$ 274,219	$ -0-	$ 85,258 (4)	$ -0-	$ 1,001,074
	FCB-SC Deferred Compensation Plan (1)	-0-	-0-	11,779 (5)	-0-	150,108
	FCB-SC 409A Deferred Compensation Plan (1)	-0-	-0-	64,166 (5)	-0-	817,705
Hope H. Bryant	FCB 2021 Nonqualified Deferred Compensation Plan	844,808	-0-	277,619 (4)	-0-	1,849,815
Peter M. Bristow	FCB 2021 Nonqualified Deferred Compensation Plan	875,000	-0-	139,211 (4)	-0-	1,874,343
	FCB-SC Deferred Compensation Plan (1)	-0-	-0-	48,841 (5)	-0-	622,406
	FCB-SC 409A Deferred Compensation Plan (1)	-0-	-0-	118,977 (5)	-0-	1,516,194

(1) The FCB-SC Deferred Compensation Plan was replaced by the FCB-SC 409A Deferred Compensation Plan in 2004.

(2) No additional deferrals may be made by Mr. Nix or Mr. Bristow under either FCB-SC Plan.

(3) No contributions are made by FCB to officers' accounts under the FCB 2021 Plan. Although each of the FCB-SC Plans permitted employer contributions, FCB-SC did not make contributions to Mr. Nix's and Mr. Bristow's plan accounts, and FCB has not made, and in the future will not make, any contributions to their accounts.

(4) The listed amounts of aggregate earnings under the FCB 2021 Plan reflect net amounts accrued by FCB to the named NEOs' respective accounts for 2024, as measured by the deemed net investment income that would have accrued to their accounts if their account balances had actually been invested during 2024 in the publicly traded mutual funds or other deemed investment options elected by the officers from among those available to participants under the plan. Many of those hypothetical investment options are identical to the investment options offered to participants in FCB's Section 401(k) plans. However, certain investment funds that are available to Section 401(k) plan participants are not options hypothetically available to FCB 2021 Plan participants because those investment funds are only available for the investment of assets held in employer-sponsored ERISA retirement plans, or because they are not available to plans that have smaller aggregate amounts of assets. In the case of those Section 401(k) plan investment options, a similar investment fund option is offered to participants in the FCB 2021 Plan that is equivalent to, but not more favorable than, the Section 401(k) plan option, with the exception of five investment funds available to Section 401(k) plan participants for which no comparable option is available to FCB 2021 Plan participants. Because the investment options available to FCB 2021 Plan participants are not more favorable than the options available to Section 401(k) plan participants, no deemed investment earnings credited by FCB to our NEOs' accounts for 2024 under the FCB 2021 Plan are considered to be "above market" or are included in the Summary Compensation Table as compensation received by them for that year.

(5) The listed amounts of aggregate earnings for Mr. Nix's and Mr. Bristow's accounts under the FCB-SC Plans reflect interest accrued by FCB for 2024 to their respective separate accounts under those plans. Of those amounts, an aggregate of $24,733 for Mr. Nix and $48,100 for Mr. Bristow is considered to be "above market" and is included in their respective amounts listed in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table as compensation received by them for 2024. Those "above-market" amounts reflect the portions of total interest FCB accrued to their accounts during 2024 that exceed the amounts that would have been accrued at a rate equal to 120% of the "applicable federal rates," as set by the Internal Revenue Service, in effect at the time the fixed rate at which interest actually is accrued on each account was set.

(6) The listed amounts reflect the aggregate balances credited to the officers' accounts under each plan at December 31, 2024.

  (a) Of the amount of executive contributions and aggregate earnings (or loss) credited to each officer's account under each plan in which he or she was a participant, the following amounts are reported in the Summary Compensation Table as compensation received by the officer for 2024: FCB 2021 Plan: Mr. Nix - $-0-, Mrs. Bryant - $144,808, and Mr. Bristow - $-0-; FCB-SC Deferred Compensation Plan: Mr. Nix - $3,627, and Mr. Bristow - $8,966; and FCB-SC 409A Deferred Compensation Plan: Mr. Nix - $21,106 and Mr. Bristow - $39,135.

  (b) Of the amounts of each officer's year-end account balance under each plan, the following aggregate amounts have been reported as compensation received by the officer in the Summary Compensation Tables contained in our proxy statements for years prior to 2024: FCB 2021 Plan: Mr. Nix - $894,695, Mrs. Bryant - $1,375,932, and Mr. Bristow - $1,703,858; FCB-SC Deferred Compensation Plan: Mr. Nix - $22,679, and Mr. Bristow - $56,107; and FCB-SC 409A Deferred Compensation Plan: Mr. Nix - $144,433, and Mr. Bristow - $260,275.

FCB 2021 Nonqualified Deferred Compensation Plan. Amounts deferred by each participant under the FCB 2021 Plan are credited to a book-entry account and represent an unfunded, unsecured obligation of FCB to the participant. Each participant's account is increased or decreased by FCB to reflect gains or losses the participant's account would have realized or incurred if it had been invested in one or more deemed investment options selected by the participant from a menu of publicly traded mutual funds or other investment vehicles determined from time to time by FCB. Participants may change their investment option elections at any time. The deemed investment options are used for measurement purposes only and amounts deferred by participants do not represent any actual investments made on their behalf. FCB's payment obligation to each participant at any time is equal to the amount of the participant's own elective deferrals to the FCB 2021 Plan, as adjusted for the hypothetical gains or losses on the participant's account based on the participant's deemed investment option elections.

Each participant is fully vested at all times in all amounts credited to his or her account under the FCB 2021 Plan. Distributions of a participant's FCB 2021 Plan account will be made following a "triggering event," which will be the participant's separation of service, death, disability, or certain limited unforeseeable emergencies. Distributions will generally be paid in a single lump sum unless the participant elects, upon commencing his or her participation in the plan, to receive distributions in annual installments over five, 10, or 15 years. Payments to participants under the FCB 2021 Plan will be made, or will commence, within 90 days following January 31 of the calendar year immediately following the year in which their triggering events occur. The FCB 2021 Plan is designed to comply with Section 409A of the Internal Revenue Code of 1986 ("Section 409A") and all distributions will be made in accordance with Section 409A. FCB may generally amend or terminate the FCB 2021 Plan at any time, provided that any such action complies with the requirements of Section 409A and will not reduce a participant's plan account balance.

A Rabbi Trust has been established by FCB for purposes of holding assets necessary to fund distributions payable under the FCB 2021 Plan. However, FCB 2021 Plan participants (and their beneficiaries) at all times have the same status as general, unsecured creditors of FCB.

FCB-SC Deferred Compensation Plans. The two FCB-SC Plans include FCB-SC's original Deferred Compensation Plan, which was frozen effective December 31, 2004, and a new 409A Deferred Compensation Plan that replaced the frozen plan. The terms of the FCB-SC Plans continue to govern the accounts of participants as they existed when FCB assumed the plans. Each of the FCB-SC Plans permitted participants to defer up to 10% of their "compensation" (as defined in the plans) each year. Deferred amounts were credited to unfunded accounts on FCB-SC's books, and interest was accrued on the accounts at a fixed or floating rate, as elected by the participants when they first became participants. Mr. Nix's and Mr. Bristow's accounts under both plans accrue interest at the 8.20% fixed contract rate that was provided for by each plan at the time they became participants.

Participants' FCB-SC Plan accounts will be paid out upon their retirement, and participants could elect to be paid in a lump sum or in an annuity of five, 10, 15, or 20 years. If a participant dies before or after payments commence, payments will be made to the participant's designated beneficiary in the manner elected by the participant, or if no election was made, in a lump-sum payment. If a participant terminates employment for reasons other than retirement, the participant's plan accounts will be paid in a lump sum. In the event of an unforeseen emergency, at a participant's request a distribution of all or part of the participant's accounts may be made at the discretion of the plan administrator, subject to applicable law. FCB-SC Plan participants (and their beneficiaries) at all times have the same status as general, unsecured creditors of FCB.

Potential Payments upon Termination of Employment

The only contracts, agreements, plans, or arrangements under which payments or other benefits will be made or provided to any of our NEOs in connection with a termination of their employment or a change in their responsibilities are:

- FCB's qualified pension plans and Section 401(k) plans;
- the FCB 2021 Plan and the two FCB-SC Plans;
- the separation from service agreements under which payments will be made following an officer's separation from service after a specified age or his or her earlier death while still employed;
- provisions of FCB's LTIP and MPP under which, if a participant dies, retires, becomes disabled, or if the participant's employment is terminated by FCB other than for cause, before a previously granted award becomes payable, a pro rata share of the award may be paid, at the Committee's discretion, after the end of the period covered by the award if and to the extent that the award would have become earned and payable had the participant's employment status not changed; and
- FCB's group insurance plans under which disability and death benefits are provided to all of our and FCB's eligible officers and associates.

Payments and benefits for our NEOs under the pension plans, Section 401(k) plans, separation from service agreements, LTIP and MPP, and nonqualified deferred compensation plans, are described in the discussions above. An associate's death benefit under FCB's group life insurance plan equals one times the associate's base annual earnings, up to a maximum benefit of $1,000,000.

There are no agreements with any of our NEOs under which payments would be made as a result of a change in control of our company or FCB or any other severance arrangements under which payments would be made to them upon a termination of their employment.

Pay Ratio

In accordance with the requirements of Schedule 14A of the Exchange Act, and Item 402(u) of the SEC's Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our associates (i.e., our employees) to the annual total compensation of our Chairman and Chief Executive Officer, Frank B. Holding, Jr. (our "CEO").

For 2024:

- the annual total compensation of our "median associate" was $111,023, and

- our CEO's annual total compensation, as reported in the "Total" column of the Summary Compensation Table included in this proxy statement, was $11,006,328.

Based on this information, for 2024 the ratio of the annual total compensation of our CEO to the annual total compensation of our median associate was 99:1. This "pay ratio" is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2024, we reviewed our associate population and compensation arrangements for our associates, and we do not believe there was any change during 2024 in our associate population or associate compensation arrangements that would significantly impact our pay ratio disclosure. As a result, for our 2024 median associate we used the 2023 median associate we initially selected on November 24, 2023. On that date, our associate population consisted of a total of 16,010 U.S. and non-U.S. associates, including permanent full-time and part-time associates and temporary and seasonal associates, but excluding our CEO and our contract workers. Of that total number, we had a total of 13 non-U.S. associates, including 11 located in Canada and two located in Mexico, all of whom we excluded for purposes of our analysis. From our remaining population of 15,997 associates, we identified our median associate using a consistently applied compensation measure described below, which is the same measure we used to identify our previous median associate.

- We compared the aggregate amounts of associates' 2023 compensation through November 24, 2023 (including salary, wages, overtime pay, commissions, bonuses, incentives, and certain other compensation), and our matching contributions to Section 401(k) plan accounts, together with the amounts of our most recent annual profit-sharing contributions (made in 2023 for 2022) to FCB 401(k) Plan accounts of associates, all as reflected in our payroll records. For associates included in the associate population who were hired or became our associates after January 1, 2023 (including former SVB employees), we considered them as having been employed at their salary or wage rates for the entire year prior to November 24, 2023. We did not make any cost-of-living adjustment in any associate's compensation. From the totals above we identified 13 associates whose 2023 totals were at or near the median total but who were participants in different plans under our retirement programs, and, for those who were pension plan participants, we obtained estimates of their respective changes in pension values (if any) based on the status of their participation in those plans.

- We then compiled the aggregate amounts of those 13 associates' 2023 compensation and, for each associate in the group who was a participant in one of our pension plans, we added, based on the pension plan in which he or she participated and his or her participation status under the plan, the average of the estimated changes (if positive) in the actuarial present values of accumulated pension plan benefits for 2023 for the associates in the group who participated in that plan to determine an estimate of his or her 2023 total compensation.

- We then compared those associates' 2023 compensation compiled as described above, and identified the initial median associate for 2023.

- Because the amounts of changes in the actuarial present values of accrued pension benefits can increase and decrease each year, thereby affecting the total compensation of our median associate, it was determined that, if the initial median associate identified as described above was a pension plan participant, we would review the associates above and below that associate and select one whose total compensation was substantially the same as that of the initial median associate, but who was not a pension plan participant. However, the initial median associate identified as described above was not a pension plan participant and, therefore, was selected as our median associate.

We determined the amount of our median associate's actual 2024 annual total compensation listed above in the same manner as we determined our CEO's annual total compensation disclosed in the "Total" column of our Summary Compensation Table included in this proxy statement, and we compared our CEO's annual total compensation to that of the median associate to determine our 2024 pay ratio.

Compensation Committee Interlocks and Insider Participation

Calvin B. Koonce, Jr., who is an immediate family member of our director and CNG Committee member Victor E. Bell III, is employed by FCB in a non-executive officer position as a Senior Appraisal Review Officer. Mr. Koonce's aggregate compensation for services during 2024 amounted to $167,543 (including salary, incentive and other compensation, and FCB's contributions to his FCB 401(k) Plan account, but excluding other normal benefits provided on the same terms to all associates). We believe the terms of Mr. Koonce's employment, including compensation, are commensurate with his experience, responsibilities, and performance in his position, that his incentive opportunities are the same as those provided to other associates in similar positions, and that his employee benefits are the same as those provided on the same terms to all other associates. Mr. Koonce's compensation is set each year through FCB's normal evaluation and merit increase process. Our Audit Committee reviewed and approved the terms of his employment relationship for 2024 and will continue to do so annually.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of the SEC's Regulation S-K, we are providing the following information about the relationship between our NEOs' compensation and certain measures of our financial performance. Further information about our pay-for-performance philosophy and how we align executive compensation with our performance is contained in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

PAY VERSUS PERFORMANCE

Year	Summary Compensation Table Total for PEO (1)	Compensation Actually Paid to PEO (2)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (3)	Average Compensation Actually Paid to Non-PEO Named Executive Officers (4)	Value of Initial Fixed $100 Investment Based On:		Net Income (7) (in millions)
					Total Shareholder Return (5)	Peer Group Total Shareholder Return (6)	
2024	$11,006,328	$10,859,081	$5,619,981	$5,608,215	$400	$133	$ 2,778
2023	9,961,303	9,565,064	5,201,280	5,033,984	268	97	11,466
2022	8,031,975	8,086,666	6,460,948	5,993,030	144	98	1,098
2021	5,629,478	5,623,548	2,868,125	2,889,582	157	124	547
2020	4,436,450	3,904,039	2,397,694	2,110,228	108	90	492

(1) For each year, reflects the total compensation amount reported for our Chief Executive Officer (our "PEO"), Frank B. Holding, Jr., in the "Total" column of our Summary Compensation Table that appears under the heading "EXECUTIVE COMPENSATION" in our proxy statement for that year.

(2) For each year, reflects the amount of "Compensation Actually Paid" to our Chief Executive Officer, Frank B. Holding, Jr., as computed in accordance with Item 402(v) of Regulation S-K. "Compensation Actually Paid" is calculated solely for purposes of required disclosures under Item 402(v) and does not reflect the actual amount of compensation earned by or paid to Mr. Holding for each year. In accordance with Item 402(v), the following adjustments were made to Mr. Holding's total compensation as presented in the Summary Compensation Table for each year to calculate "Compensation Actually Paid." No equity awards have been granted to Mr. Holding and, as a result, the table below reflects no equity award adjustments.

Year		Reported Summary Compensation Table Total for PEO	Reported Change in Actuarial Present Value of Pension Benefits (a)	Pension Benefit Adjustments (b)	Compensation Actually Paid to PEO
2024		$11,006,328	$(191,869)	$44,622	$10,859,081
2023		9,961,303	(429,578)	33,339	9,565,064
2022		8,031,975	-0-	54,691	8,086,666
2021		5,629,478	(60,063)	54,133	5,623,548
2020		4,436,450	(581,100)	48,690	3,904,039

(a) Reflects subtraction of the net aggregate change in the actuarial present value of Mr. Holding's accumulated benefits under all defined benefit and actuarial pension plans as reported for him in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for each year. For 2022, the amount of the net change was a negative amount and, in accordance with the SEC's disclosure rules, is shown as $-0-.

(b) Reflects addition of annual "service cost," which is the actuarially determined present value of Mr. Holding's benefit under FCB's defined benefit pension plan attributable to services he rendered during each year. There were no amendments to defined benefit or actuarial plans during 2024, 2023, 2022, 2021, or 2020 that resulted in service costs for prior years.

(3) For each year, reflects the average of the total compensation amounts reported for our other NEOs as a group (excluding Mr. Holding) in the "Total" column of the Summary Compensation Table in our proxy statement for that year. Our other NEOs included for purposes of calculating the average amount for each of 2024, 2023, 2022, 2021, and 2020 are: Craig L. Nix, Hope H. Bryant, and Peter M. Bristow. In addition, our other NEOs included Lorie K. Rupp for 2024, 2023, and 2021, Ellen R. Alemany for 2022, and Jeffery L. Ward for 2020. The average total compensation of our other NEOs for 2022 was higher than in 2024, 2023, 2021, and 2020 primarily as a result of the compensation paid to Mrs. Alemany for 2022, following the CIT Merger, under the terms of her employment agreement, and the Restricted Stock Units ("RSUs") deemed to have been granted to her during 2022 upon the conversion into RSUs covering our Class A Common of equity awards previously granted to her by CIT.

(4) For each year, reflects the average of the amounts of "Compensation Actually Paid" to the other NEOs as a group (excluding Mr. Holding), as computed in accordance with Item 402(v) of Regulation S-K. The names of each of the other NEOs included for purposes of calculating the average amount for each of 2024, 2023, 2022, 2021, and 2020 are: Craig L. Nix, Hope H. Bryant, and Peter M. Bristow. In addition, our other NEOs included Lorie K. Rupp for 2024, 2023, and 2021, Ellen R. Alemany for 2022, and Jeffery L. Ward for 2020. "Compensation Actually Paid" is calculated using the same methodology described in Footnote 2. The average "Compensation Actually Paid" to our other NEOs for 2022 was higher than in 2024, 2023, 2021 and 2020, primarily as a result of the compensation paid to Mrs. Alemany for 2022 as described in Footnote 3 above. In accordance with the requirements of Item 402(v), the following adjustments were made to average total compensation of the other NEOs as a group for each year to determine the "Compensation Actually Paid."

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards (a)	Average Equity Award Adjustments (b)	Average Reported Change in Actuarial Present Value of Pension Benefits (c)	Average Pension Benefit Adjustments (d)	Average Compensation Actually Paid to Non-PEO NEOs
2024	$5,619,981	$ -0-	$ -0-	$ (47,508)	$35,742	$5,608,215
2023	5,201,280	-0-	-0-	(197,578)	30,283	5,033,984
2022	6,460,948	(659,436)	148,923	-0-	42,596	5,993,030
2021	2,868,125	-0-	-0-	(21,516)	42,973	2,889,582
2020	2,397,694	-0-	-0-	(323,938)	36,472	2,110,228

(a) For 2022, reflects subtraction of the average for our other NEOs as a group (excluding Mr. Holding) of the fair value, computed in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, of equity awards granted during that year. The RSUs deemed to have been granted to Mrs. Alemany during 2022 upon conversion of an equity award previously granted to her by CIT is the only equity award that is deemed to have been granted to any of our NEOs during 2024, 2023, 2022, 2021, or 2020.

(b) Reflects the addition of a net average amount of equity award adjustments for 2022, which was the only year in which equity awards were outstanding. The amounts added in calculating the total average equity award adjustments for 2022 are listed in the following table. As described in footnotes to the table, Mrs. Alemany is the only NEO who held any equity awards during any year shown in the table. Amounts listed are averages for our four NEOs as a group, excluding Mr. Holding, based on equity awards held only by Mrs. Alemany.

Year	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in 2022 (A)	Average Change in Fair Value as of Vesting Date of Equity Awards Granted in Prior Year (B)	Average Change in Fair Value as of End of the Year in Outstanding Equity Awards Granted in Prior Year (C)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation (D)	Total Average Equity Award Adjustments
2022	$581,662	$(84,710)	$(348,030)	$-0-	$148,923

(A) Reflects the average for our NEOs as a group (excluding Mr. Holding) based on the fair value as of its vesting date of one equity award previously granted by CIT to Mrs. Alemany which was modified when it was converted into RSUs covering shares of our Class A Common upon consummation of the CIT Merger. As a result of the modification, that award is deemed to have been granted by us during 2022.

(B) Reflects subtraction of an average for our NEOs as a group (excluding Mr. Holding) based on the change (which was a decrease) in the fair value between consummation of the CIT Merger on January 3, 2022, and the partial vesting dates during 2022 of three equity awards previously granted by CIT to Mrs. Alemany which were converted into RSUs covering shares of our Class A Common upon consummation of the CIT Merger. The converted CIT equity awards were granted by CIT in prior years, and the RSUs into which they were converted are not considered to have been granted by us during 2022 because the terms of the awards were not modified.

(C) Reflects subtraction of an average for our NEOs as a group (excluding Mr. Holding) based on the change (which was a decrease) in the fair value between consummation of the CIT Merger on January 3, 2022, and December 31, 2022, of the unvested portion of four equity awards previously granted by CIT to Mrs. Alemany which were converted into RSUs covering shares of our Class A Common upon consummation of the merger. The converted CIT equity awards were granted by CIT in prior years and the RSUs into which they were converted are not considered to have been granted by us during 2022 because the terms of the awards were not modified.

(D) All dividends accrued on unvested shares covered by Mrs. Alemany's RSUs during 2022 were included in total compensation in the 2022 Summary Compensation Table. As a result, no separate adjustment for them is made in the determination of average "Compensation Actually Paid" to the other NEOs.

(c) Reflects subtraction of the average net aggregate change in the actuarial present value of the accumulated benefits of the other NEOs as a group (excluding Mr. Holding) under all defined benefit and actuarial pension plans as reported for them in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for each applicable year. For 2022, the average net amount of the change was a negative amount and, in accordance with the SEC's disclosure rules, is shown as $-0-.

(d) Reflects addition of the average annual "service cost," which is the average of the actuarially determined present values of the benefits of the other NEOs as a group (excluding Mr. Holding) under defined benefit plans attributable to services they rendered during each applicable year. There were no amendments to defined benefit or actuarial plans during 2024, 2023, 2022, 2021, or 2020 that resulted in service costs for prior years.

(5) "Total Shareholder Return" ("Company TSR") represents our cumulative total stockholder return during each measurement period and is calculated by dividing the sum of (i) the difference between the share price of our Class A Common at the end and the beginning of the measurement period, plus (ii) the cumulative amount of dividends paid on our Class A Common for the measurement period, assuming dividend reinvestment, by the share price of our Class A Common at the beginning of the measurement period. Each amount assumes that $100 was invested in our Class A Common on December 31, 2019, and dividends were reinvested for additional shares.

(6) "Peer Group Total Shareholder Return" ("Peer Group TSR") represents the cumulative total stockholder return during each measurement period for the KBW Nasdaq Bank Total Return Index, which includes banking stocks representing large U.S. national money centers, regional banks and thrift institutions. Each amount assumes that $100 was invested on December 31, 2019, and dividends were reinvested for additional shares.

(7) Reflects the dollar amount of net income reported in our audited consolidated financial statements for the applicable year.

Financial Performance Measures. As described in greater detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS," our executive compensation program reflects a pay-for-performance philosophy. We attempt to reward sustained long-term performance, align executive compensation with our strategic plan, and build the long-term value of our company and our stockholders' investments. As described further below, we use our TBV+D Growth Rate (a three-year financial performance measure) to link a significant portion of the compensation paid to our NEOs to company performance. However, guidance issued by the Staff of the SEC's Division of Corporation Finance states that companies may not designate a multi-year financial performance measure as their "Company-Selected Measure" in their "Pay Versus Performance" disclosures. For that reason, and because we did not use any one-year or other short-term financial measures to link "Compensation Actually Paid" to our NEOs for 2024 to company performance, we have not included a "Company-Selected Measure" in the Pay Versus Performance table above, nor have we included TBV+D Growth Rate or any other financial performance measure in a list of measures used to link 2024 compensation to company performance.

The central objective of our strategic plan is to build the long-term value of our company and our stockholders' investments. Our CNG Committee believes growth in tangible book value per share is a key driver of long-term value, and the performance objectives the Committee sets for awards granted each year under our LTIP, from which our NEOs derive a substantial portion of their annual compensation, are based on our TBV+D Growth Rate. Our TBV+D Growth Rate measures growth in the tangible book value, plus cumulative dividends paid, on our common stock over the preceding three years (subject to certain adjustments the Committee has discretion to make), and our TBV+D Growth Rate for 2022 through 2024 determined the payments for LTIP awards for the 2022-2024 plan Performance Period disclosed in the Summary Compensation Table above, which were a significant portion of NEO compensation for 2024. As a result, a substantial portion of compensation paid to our NEOs for 2024 was based on our TBV+D Growth Rate for 2022 through 2024 and, therefore, was linked to sustained company performance. The way we use and calculate the TBV+D Growth Rate (including adjustments made in the calculation) is described in more detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

Our "Financial True North" measures include our net income, loan and deposit growth, noninterest income and expense, and net originated loan charge-offs for each year. They are one-year measures and are considered by the CNG Committee generally, and collectively rather than as individual measures of company performance, in its annual performance evaluation of our Chief Executive Officer and in its consideration of our executive officers' compensation for the following year. However, those measures were not used to link "Compensation Actually Paid" for 2024 or any other year to company performance.

Analysis of the Information Presented in the Pay Versus Performance Table. As described in more detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS," our executive compensation program reflects a variable pay-for-performance philosophy. We generally seek to incentivize long-term performance and do not specifically align annual performance measures with "Compensation Actually Paid" (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

The following graph compares, for each of 2024, 2023, 2022, 2021, and 2020, the "Compensation Actually Paid" to our Chief Executive Officer, and the average "Compensation Actually Paid" to our other NEOs, for each of those years to the Company TSR and Peer Group TSR over those years. As illustrated by the graph, the amount of "Compensation Actually Paid" to Mr. Holding and the average amount of "Compensation Actually Paid" to our other NEOs as a group (excluding Mr. Holding) for each year are generally aligned with our Company TSR over the five years presented in the graph, and our Company TSR compares favorably to the Peer Group TSR over that period. However, both our Company TSR and the Peer Group TSR for 2022 were negatively affected by the general market decline in stock prices during 2022.

COMPENSATION ACTUALLY PAID (CAP) VS. COMPANY TSR AND PEER GROUP TSR



The following graph compares, for each of 2024, 2023, 2022, 2021, and 2020, the "Compensation Actually Paid" to our Chief Executive Officer, and the average "Compensation Actually Paid" to our other NEOs, for each of those years to our net income as reported in our audited financial statements for each year. While net income is one of the measures included in our "Financial True North" metrics, we do not use it alone as a performance measure in the overall executive compensation program. However, net income is a substantial component of annual increases in tangible book value and, accordingly, it is a factor in our TBV+D Growth Rate. Net income has increased during the four years covered by the graph, and it increased significantly for 2023 due primarily to the nonrecurring impact of the SVB Acquisition effective on March 27, 2023. For 2024, the year following recognition of the impact of the SVB Acquisition, net income returned to a more normal level but, at $2.8 billion, represented a significant increase over net income of $1.1 billion for 2022, the year before the SVB Acquisition. As illustrated by the graph, the amount of "Compensation Actually Paid" to Mr. Holding and the average amount of "Compensation Actually Paid" to our other NEOs as a group (excluding Mr. Holding) for each year are generally aligned with increases in our net income over the four years presented in the graph.

COMPENSATION ACTUALLY PAID (CAP) VS. NET INCOME



DIRECTOR COMPENSATION

2024 Compensation. The following table lists compensation paid to our non-associate directors during 2024 as compensation for their services as members of the Boards and committees of the Boards for their one-year terms of office following our 2024 Annual Meeting.

2024 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash (3)	All Other Compensation (2)(4)	Total
Ellen R. Alemany (2)	$ 365,650	$ 13,084,896	$ 13,450,546
John M. Alexander, Jr.	277,500	-0-	277,500
Victor E. Bell III	270,000	-0-	270,000
Michael A. Carpenter	290,000	-0-	290,000
H. Lee Durham, Jr.	357,500	-0-	357,500
Dr. Eugene Flood, Jr.	297,000	-0-	297,000
Robert R. Hoppe	330,000	-0-	330,000
David G. Leitch	375,328	-0-	375,328
Robert E. Mason IV	288,000	-0-	288,000
Robert T. Newcomb	385,000	-0-	385,000
R. Mattox Snow III	-0-	-0-	-0-

(1) Mr. Holding, Mrs. Bryant, and Mr. Bristow are not listed in the table. Each of them served as a director for 2024, but, as reflected in the Summary Compensation Table, each was compensated as an associate of FCB and received no additional compensation for services as a director. Mr. Snow was appointed as a director effective January 2, 2025, and did not serve or receive compensation as a director during 2024. Compensation will be paid for his services as a director during 2025 on the same basis as other outside directors, including a pro rata amount for his services between his appointment as a director and the date of the Annual Meeting.

(2) Mrs. Alemany was an associate of FCB for four days during 2024. Her compensation as an associate is listed in the "All Other Compensation" column and is described in the narrative discussion below. Her employment ended on January 4, 2024, and during 2024 she received compensation for her services as a director on the same basis as other outside directors, including fees for her one-year term of office following the 2024 Annual Meeting and payment of a pro rata portion of annual fees for her services between the termination of her employment and the date of the 2024 Annual Meeting.

(3) Amounts include the aggregate amounts of compensation paid (all of which was paid during 2024) to outside directors for services as directors, committee chairs, and in other Board positions for their one-year terms of office following our 2024 Annual Meeting. Mr. Leitch's total fees include, in addition to fees for his one-year term of office following the 2024 Annual Meeting, a prorated amount for his service during the time between his appointment as a director effective January 1, 2024, and the date of the 2024 Annual Meeting.

(4) From time to time our directors may receive or be deemed to have received personal benefits from FCB, including business travel and accident insurance coverage under the same policy that covers all of our and FCB's officers and associates. We believe FCB's aggregate incremental cost associated with personal benefits received during 2024 by each of our directors listed in the table did not exceed $10,000 and, for that reason, no amount for personal benefits is included for any of them in the "All Other Compensation" column in the table above. Our directors are also (i) covered by a directors and officers liability insurance policy provided by FCB, and (ii) reimbursed for their expenses in attending board and committee meetings and industry and professional development events related to their duties and for their memberships in the National Association of Corporate Directors. In addition, from time to time, non-profit or charitable organizations affiliated with one or more of our directors may be permitted to use FCB's facilities and resources for meetings of their boards or other managing bodies. We do not consider those to be perquisites.

Schedules of Directors' Fees. The following table describes our standard schedule of fees under which compensation was paid to non-associate directors for their services during their one-year terms of office following our 2024 Annual Meeting, and the schedule of fees approved by the Boards under which directors will be paid during their one-year terms of office following the Annual Meeting which is unchanged from the previous year.

	Amount	
Description (1)	2024	2025
Annual retainer paid to each director	$ 270,000	$ 270,000
Annual retainer paid to the chairperson of our CNG Committee	40,000	40,000
Annual retainer paid to the chairperson of our Risk Committee	40,000	40,000
Annual retainer paid to the chairperson of our Audit Committee	40,000	40,000
Annual retainer paid to the chairperson of FCB's Trust Committee	7,500	7,500
Annual retainer paid to our Audit Committee Financial Expert	27,500	27,500
Annual retainer paid to our Lead Independent Director	45,000	45,000
Retainer paid to participants in director working groups	(2)	(2)

(1) Neither fee schedule contemplates the payment of fees for attendance at meetings of the Boards or committees of the Boards. However, the Boards' approval of each fee schedule provides that, in the event of a substantial increase in the frequency of meetings, including the calling of special meetings, or the appointment of a special committee, the CNG Committee could recommend, for approval by the Boards, the payment of additional compensation in consideration for the additional time demands placed on directors.

(2) The Boards may, from time to time, appoint working groups of directors to focus on special projects or significant initiatives, including integration and optimization, transition to large bank risk management, technology and operations, or other oversight matters. Directors appointed to such a working group are paid a monthly retainer of $3,000 for service as a working group chairperson, $2,500 for service as a vice-chairperson (if any), and $2,000 for other working group participants.

The separate annual retainers paid to chairpersons of the various committees, to the Audit Committee Financial Expert, to the Lead Independent Director, and to participants in director working groups, are in recognition of the additional time, duties, and responsibilities required by those positions.

In maintaining the same retainer amounts in the 2025 fee schedule, the CNG Committee's recommendation to the Boards, and the Boards' approval, took into account our compensation philosophy, the Board composition and fees paid to directors of comparable financial institutions, advice from Pay Governance on boardroom pay practices, and the time commitment and scope of duties and responsibilities of our directors. Compensation paid to our directors is in the form of cash, and we have no plans under which stock options or grants or other equity awards are made to directors.

Ellen R. Alemany "Other Compensation." Concurrent with the execution of our merger agreement with CIT on October 15, 2020, we agreed to employ CIT's then current Chairwoman and Chief Executive Officer, Ellen R. Alemany, and we entered into a two-year employment agreement with her, effective upon consummation of the CIT Merger. Mrs. Alemany's agreement and the term of her employment began when the merger became effective on January 3, 2022. The term of her employment agreement, and her employment with FCB, ended on January 4, 2024.

The employment agreement provided for annual base salary of $1,000,000 and, in lieu of participation in our LTIP, a guaranteed annual bonus of $6,850,000 at the conclusion of each 12-month period during the term. Additionally, by virtue of having worked through the second anniversary of consummation of the merger, Mrs. Alemany became eligible to receive a retention bonus of $13 million which was paid in a lump sum during July 2024, conditioned upon her execution of a release of all claims. The retention bonus was paid in lieu of any amounts she would have been entitled to receive upon any qualifying termination of employment under the CIT Employee Severance Plan or any other severance arrangements with CIT or FCB.

During 2022 following the merger, Mrs. Alemany served as our and FCB's Vice Chairwoman, reporting to our Chairman and Chief Executive Officer, and served on the Boards, with duties related to the transition and integration of CIT's and FCB's businesses. Effective December 31, 2022, Mrs. Alemany ceased to serve as Vice Chairwoman and as an executive officer. During 2023, in addition to her role as a director, she was an employee of FCB and Special Advisor to our Chairman and Chief Executive Officer. Following the end of her employment on January 4, 2024, she continued to serve as a director and has been nominated for reelection at the Annual Meeting.

While employed by FCB, Mrs. Alemany was eligible for benefits from FCB on the same basis as other former employees of CIT, and vacation, holiday, and personal leave in accordance with FCB's plans and policies that apply to all of its associates. Additionally, consistent with the employment agreement, during 2022 and 2023 FCB provided Mrs. Alemany with first-class business air travel arrangements for her business-related travel.

Upon consummation of the CIT Merger, Mrs. Alemany held unvested stock awards previously granted by CIT covering an aggregate of 323,827 shares of CIT's common stock which, in the same manner as all other CIT stock awards held by CIT's other officers, were converted into RSUs covering an aggregate of 20,080 shares of our Class A Common and having the same terms as the converted CIT awards, with the exception of performance-based conditions that applied to one CIT stock award which, pursuant to the terms of the merger agreement, were considered to have been satisfied at the time of the merger. All RSUs would vest over time in accordance with the terms of the converted CIT awards. With the conclusion of her employment, the last of her unvested RSUs became vested and were settled during July 2024.

The following table describes Mrs. Alemany's compensation received as an employee of FCB for 2024.

Salary	Retention Bonus (1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (2)	Total
$ 53,846	$ 13,000,000	$ -0-	$ -0-	$ 31,050	$ 13,084,896

(1) Includes a retention bonus paid by FCB during July 2024 pursuant to the terms of Mrs. Alemany's employment agreement, as described in the narrative above the table, which was conditioned on her execution of a release of all claims.

(2) Includes $20,700 in matching contributions, and a $10,350 profit sharing contribution, made by FCB to Mrs. Alemany's FCB 401(k) Plan account for 2024.

TRANSACTIONS WITH RELATED PERSONS

Our Policy

The Boards have adopted a written Corporate Compliance Policy under which our Audit Committee, on an ongoing basis and in accordance with standards that support the policy, reviews and approves or ratifies certain transactions, arrangements, or relationships in which we or FCB, or any of our or FCB's subsidiaries, are a participant and in which any of our "related persons" has a material interest. Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our voting stock, and members of the immediate family of any of the foregoing. In its review, the policy provides that the Committee considers relevant factors, including, among other things, whether the transaction has been or will be agreed to or engaged in on an arm's-length basis and is or will be on terms that are fair and reasonable to us or FCB.

Except as described below, the policy covers transactions, arrangements, or relationships, or any series of transactions, arrangements, or relationships, including charitable contributions or gifts, in which we or FCB, or any of our or FCB's subsidiaries, are or will be a participant and in which the dollar amount involved exceeds or will exceed an aggregate of $120,000 (including all periodic installments in the case of any agreement which provides for periodic payments) and in which one of our related persons has or will have a direct or indirect material interest (in general, transactions that are required to be disclosed under rules of the SEC).

The policy does not require approval or ratification by the Committee with respect to loans made by FCB in the ordinary course of its business, made on substantially the same terms as those prevailing at the time for comparable loans with persons unrelated to us or FCB, that did not involve more than a normal risk of collectability or present other unfavorable features, and that are not disclosed as past due, nonaccrual or troubled debt restructurings in our consolidated financial statements. The policy also generally does not require approval or ratification by the Committee with respect to transactions, arrangements or relationships that are not required to be disclosed under rules of the SEC, including compensation paid to our executive officers or directors that meets certain other criteria set forth in those rules, as well as transactions involving services as a depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Related Person Transactions Since January 1, 2024

FCB has had, and expects to have in the future, banking transactions, including loans, in the ordinary course of its business with certain of its and our current directors, nominees for director, executive officers, principal stockholders, their affiliates, and our other related persons. All of our loans to related persons or in which they had a material interest since January 1, 2024 were made in the ordinary course of FCB's business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time the loans were made for comparable transactions with persons not related to us or FCB, and did not involve more than the normal risk of collectability or present other unfavorable features.

FCB engages in the transactions described below with The Fidelity Bank ("Fidelity") and Southern Bank and Trust Company ("Southern"). Hope H. Bryant, our Vice Chairwoman, and Olivia B. Holding serve as directors of Fidelity, Southern, and their respective parent companies, Southern BancShares (N.C.), Inc. and Fidelity BancShares (N.C.), Inc. Mrs. Bryant and Ms. Holding are siblings of our Chief Executive Officer, Frank B. Holding, Jr., and they, as well as Mr. Holding and their other siblings, Carson H. Brice and Claire H. Bristow, are each a principal stockholder listed under the caption "Principal Stockholders" below, as well as a principal stockholder of the parent companies of Southern and, with the exception of Mrs. Bryant, of Fidelity. In addition, certain of their immediate family members directly or indirectly hold an interest in those parent companies. As a result, we consider transactions with Fidelity and Southern to be covered by our Corporate Compliance Policy and related standards. Transactions since January 1, 2024 include:

- ***Wealth Services.*** FCB provides trustee, investment management and/or investment advisory services for the pension and Section 401(k) plans for Fidelity and Southern, as well as investment management services for an account of Fidelity (collectively, the "Wealth Services"). The Wealth Services are provided on a non-preferential basis. Amounts billed for the Wealth Services provided to Fidelity and Southern during 2024 totaled $236,082 and $478,060, respectively. The agreements for the Wealth Services do not provide for a minimum term and generally provide that they may be terminated upon 30 days' notice from either party.
- ***Southern Customer Credit Cards.*** FCB issues credit cards to Southern's customers through a white label credit card program under which extensions of credit are made by FCB to those customers. FCB sets the terms of the cards, including fees and interest rates. FCB pays Southern a program fee, comprised of a per card fee that is based on card type plus an amount that varies based on purchase volume and the number of active credit accounts. FCB paid Southern a total program fee of $223,955 for 2024. FCB may require Southern to pay the costs of certain card benefits under the program. FCB underwrites and makes

credit decisions with respect to the program, except that Southern may override credit decisions by FCB ("Override Accounts"). Override Accounts are fully collateralized by certain assets of Southern and FCB may set off any losses with respect to the Override Accounts against program fees up to $600,000 (the "Setoff Limit"). During 2024, the Audit Committee approved an increase in the Setoff Limit from $300,000 to its current level. There was no set off for 2024. FCB received an aggregate of $1,566,458 in interest, late charges, and transaction fees under the program for 2024. The program agreement generally provides for successive one-year terms unless terminated upon 180 days' notice from either party prior to the end of the current term or otherwise in accordance with the agreement. Upon termination or a decision by FCB to transfer substantially all of its credit card portfolio, Southern may elect to purchase the credit card accounts based on a then-current market valuation. In addition, upon termination, FCB may require Southern to purchase all Override Accounts at a price determined in good faith by the parties. Southern has proposed to purchase the credit card accounts from FCB and an agreement is being discussed, but no transaction terms have been agreed upon.

- ***Southern Purchasing Cards.*** FCB issues purchasing cards for the account of Southern. Under the purchasing card program, Southern, or its employees or other persons designated by Southern, are issued cards with an aggregate credit limit of up to $1 million (the "PCard Credit Limit") that may be used for business purposes. Southern is responsible for amounts borrowed under the program, which are fully collateralized by certain assets of Southern. The terms of the cards, including fees, are set by the agreement between FCB and Southern but are subject to change by FCB upon 60 days' notice if an external event materially changes costs or revenue. Under the agreement, and consistent with purchasing card programs FCB provides to other business customers, the outstanding balance of the cards is payable monthly and no interest is charged, but a late fee of 0.25% (up to $500 per card) is assessed for any overdue amount. FCB pays Southern a revenue share rebate if annual net purchase volume exceeds $1 million. If payable, the rebate is equal to the annual net purchase volume multiplied by a percentage that varies based on that volume, other than certain transactions that have no rebate or a reduced, fixed rebate percentage. There was no rebate for 2024. The highest aggregate month-end balance owed on the purchasing card accounts during 2024 was $134,314, the aggregate outstanding balance owed on the accounts on February 28, 2025 was $131,071, and FCB received an aggregate of $26,319 in transaction fees and late charges under the program for 2024. The program agreement provides for a term of three years ending in 2027, and then successive one-year terms thereafter unless terminated upon 60 days' notice from either party or otherwise in accordance with the agreement. During 2024, the Audit Committee approved a reduction in the PCard Credit Limit from $2 million to its current level.

FCB leases excess space in one of its branches to Twin States Farming, Inc. on a month-to-month basis. Mrs. Bryant and Ms. Holding are officers and directors of the lessee, and substantially all of the lessee's capital stock is owned by them and Mr. Holding, Mrs. Brice, and Mrs. Bristow. The monthly rental rate increases annually by 2.5% beginning on September 1 of each year, other than every fifth year when it is adjusted pursuant to a third-party assessment of fair market rental rate. As of September 1, 2024, monthly rental payments to FCB were $2,366, up from $1,806, following the scheduled third-party fair market assessment, and for 2024 totaled $23,908. Either FCB or the lessee may terminate the lease upon 30 days' notice. During 2024, the Audit Committee approved the adjusted monthly rate for the lease applicable for a new five-year period. We believe the terms of the lease are no less favorable to FCB than would have been available to FCB in a lease with an unrelated lessee.

In disposing of surplus and foreclosed properties it holds in its various banking markets across the country, FCB regularly lists properties for sale with a number of real estate brokerage firms. During 2024, through Lee & Associates, a national brokerage firm with an office in Raleigh, N.C., FCB had eight properties for sale (four of which were listed in 2024) located in North Carolina and Virginia for prices estimated to range between approximately $339,000 to $2.8 million, one of which has sold as of February 28, 2025. The agreed commission rate with Lee & Associates for these listings was 6% of the sales price. For the property that was sold, the sales price was approximately $1.2 million and FCB paid sales commissions of $74,220 to Lee & Associates. In addition, an engagement with Lee & Associates is contemplated for the potential purchase of a property located in North Carolina with a price that could reach or exceed $20.0 million. The expected commission rate for this engagement is 1% of the purchase price. This property has not been purchased as of February 28, 2025. The broker at Lee & Associates for each of the transactions was James Bailey, who is Mr. Holding's son-in-law. We believe the terms of FCB's transactions through Lee & Associates, including its brokerage agreements and commissions, are no less favorable to FCB than the terms of its transactions and agreements for the listing and sale or purchase of properties through, or that would have been available to FCB with, other unrelated brokers.

FCB leases real estate used as a branch banking office from a company controlled by Ely Perry, who is Mr. Holding's brother-in-law. The current term of the lease is effective until June 2028 at a monthly rate of $4,679. FCB made lease payments during 2024 totaling $56,144 plus variable costs of $2,815. Our Audit Committee has approved the lease. We believe the terms of the lease are no less favorable to FCB than would have been available to FCB in a lease with an unrelated lessor.

During 2024, we and FCB obtained professional services from Forvis Mazars, LLP ("Forvis Mazars"). R. Mattox Snow III, who has been our director since January 2, 2025, is a partner of Forvis Mazars and has served as Chairman of the Governing Board of Forvis Mazars since June 2022. Mr. Snow is expected to retire from Forvis Mazars and the related board positions in May 2025. Total fees paid to Forvis Mazars for services it provided to us or one or more of our subsidiaries during 2024 were $369,204. During 2025, Forvis Mazars has not provided, and will not provide, any services to us or our subsidiaries while Mr. Snow is our director and concurrently holds positions with Forvis Mazars.

We may, in the ordinary course of our business, engage in transactions with BlackRock, Inc. (together with its affiliates, "BlackRock") or The Vanguard Group ("Vanguard"), or their subsidiaries or affiliates, including selling their products to our clients or placing our clients' assets in their funds. BlackRock and Vanguard are each principal stockholders listed under the caption "Principal Stockholders" below. During 2024, we paid Blackrock approximately $4.4 million in fees for the use of, and services and consulting furnished in connection with, a risk and portfolio management system. We also receive service and revenue-sharing fees from BlackRock in connection with our clients' investments in certain BlackRock funds, which totaled approximately $17.4 million in 2024, and an agreement is proposed to share additional fee revenue. The Audit Committee has approved these transactions.

Certain immediate family members of our and FCB's directors and executive officers also are employed by FCB in non-executive officer positions. Information regarding the current employment of their immediate family members whose total compensation for services during 2024 exceeded, or whose compensation for services during 2025 may exceed, $120,000 is contained in the following table. Information regarding the current employment of an additional immediate family member is contained under the caption "EXECUTIVE COMPENSATION — Compensation Committee Interlocks and Insider Participation."

Name	Position	Relationship	2024 Compensation (1)
Perry H. Bailey	Director of Premier Client Solutions	Daughter of Frank B. Holding, Jr.	$ 295,428
Peter M. Bristow, Jr.	M&A Corporate Development Officer	Son of Peter M. Bristow and Claire H. Bristow	81,632
John Patrick Connell	Sales Manager	Son of Hope H. Bryant	184,717
H. Collier Connell	Manager Direct Business Solutions	Son of Hope H. Bryant	184,612
Lewis R. Holding II	Manager Business Banking Target	Son of Frank B. Holding, Jr.	202,093
Joseph L. Ward	Commercial Banker	Brother of our executive officer, Jeffery L. Ward	263,285
Caroline E. Ward	Manager Financial Analysis	Daughter of our executive officer, Jeffery L. Ward	160,062

(1) Amounts reflect aggregate compensation paid to each individual for services during 2024, including salary, incentive and other compensation, and FCB's contributions to their 401(k) Plan accounts, but excluding other normal benefits provided on the same terms to all associates.

We believe the terms of each family member's employment, including compensation, are commensurate with their experience, responsibilities, and performance in their positions, that their incentive opportunities are the same as those provided to other associates in similar positions, and that their employee benefits are the same as those provided on the same terms to all other associates. Each family member's compensation is set each year through FCB's normal evaluation and merit increase process. Our Audit Committee reviewed and approved the terms of FCB's employment relationship (including his or her 2024 compensation) with each individual named or referenced above and will continue to do so annually.

BENEFICIAL OWNERSHIP OF OUR EQUITY SECURITIES

Directors and Executive Officers

The following table describes the beneficial ownership of shares of our voting Class A Common and Class B Common, our nonvoting depositary shares ("Depositary Shares"), each representing a 1/40th interest in a share of our 5.375% Non-Cumulative Perpetual Preferred Stock, Series A, and our nonvoting 5.625% Non-Cumulative Perpetual Preferred Stock, Series C ("Series C Preferred"), on the Record Date, by our current directors, nominees for election as directors, and our NEOs whose compensation is disclosed in the Summary Compensation Table above, individually, and by all of our current directors and executive officers as a group. We are not aware that any of our directors or executive officers beneficially own any shares of our nonvoting Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B. For purposes of the table, we consider a director or executive officer to "beneficially own" shares held in his or her name, or in the name of any other person or entity, if the director or officer either directly, or indirectly through some agreement, arrangement, understanding, or relationship, has or shares the right to vote or dispose of the shares, or to direct the voting or disposition of the shares. As a result, the same shares may be "beneficially owned" by more than one person. As described in footnotes to the table, portions of the shares listed as beneficially owned by certain of the directors and executive officers in the table also are listed as beneficially owned by others named in the table. However, those shares are only counted once in the total numbers of shares beneficially owned by all directors and executive officers as a group.

| | Beneficial Ownership | | | | | | | | |
| | Class A Common | | Class B Common | | Depositary Shares | | Series C Preferred | | |
Name of Beneficial Owner (1)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage Of Class (3)	Percentage of Total Votes (3)
DIRECTORS									
Ellen R. Alemany	17,245 (4)	0.14%	-0-	—	-0-	—	30,000	0.38%	0.06%
John M. Alexander, Jr.	1,227 (5)	0.01%	68	0.01%	-0-	—	-0-	—	0.01%
Victor E. Bell III	6,900 (6)	0.06%	1,643 (6)	0.16%	-0-	—	-0-	—	0.12%
Peter M. Bristow	513,495 (7)	4.10%	111,439 (7)	11.09%	41,285 (7)	0.30%	-0-	—	8.03%
Hope H. Bryant	380,651 (8)	3.04%	58,741 (8)	5.84%	47,500 (8)	0.34%	-0-	—	4.62%
Michael A. Carpenter	2,215	0.02%	-0-	—	-0-	—	-0-	—	0.01%
H. Lee Durham, Jr.	700	0.01%	100	0.01%	3,000	0.02%	3,000 (9)	0.04%	0.01%
Dr. Eugene Flood, Jr.	20	*	-0-	—	-0-	—	-0-	—	*
Frank B. Holding, Jr.	604,916 (10)	4.83%	159,966 (10)	15.91%	35,500 (10)	0.26%	-0-	—	11.06%
Robert R. Hoppe	314	*	-0-	—	-0-	—	-0-	—	*
David G. Leitch	100	*	-0-	—	-0-	—	-0-	—	*
Robert E. Mason IV	350	*	200	0.02%	-0-	—	-0-	—	0.01%
Robert T. Newcomb	1,000	0.01%	-0-	—	6,000	0.04%	-0-	—	*
R. Mattox Snow III	100 (11)	*	-0-	—	-0-	—	-0-	—	*
OTHER NAMED EXECUTIVE OFFICERS									
Craig L. Nix	1,124 (12)	0.01%	-0-	—	-0-	—	9,265	0.12%	*
Lorie K. Rupp	-0-	—	-0-	—	-0-	—	-0-	—	—
ALL CURRENT DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (21 PERSONS)	1,490,163 (13)	11.90%	295,432 (13)	29.39%	103,385 (13)	0.75%	42,265 (13)	0.53%	21.73%

(1) Each individual's business address is 4300 Six Forks Road, Raleigh, NC 27609.

(2) Except as otherwise noted in the footnotes below, and to the best of our knowledge, individuals named and included in the group exercise sole voting (in the case of voting stock) and investment power with respect to all listed shares.

(3) "Percentage of Class" reflects each individual's and the group's listed shares as a percentage of the total number of outstanding shares of that class of stock on the Record Date. "Percentage of Total Votes" reflects the aggregate votes represented by each individual's and the group's listed shares of Class A Common and Class B Common as a percentage of the aggregate votes represented by all outstanding shares of our voting securities on that date. Depositary Shares and Series C Preferred Stock do not have voting rights and do not affect the percentages of total votes. An asterisk indicates less than .01%.

(4) Includes an aggregate of 8,909 shares of Class A Common as to which Mrs. Alemany may be considered to exercise shared voting and investment power, and 2,570 shares as to which Mrs. Alemany may be considered to exercise shared voting power only.

(5) Includes 200 shares of Class A Common as to which Mr. Alexander may be considered to exercise shared voting and investment power.

(6) Includes an aggregate of 6,483 shares of Class A Common and 1,643 shares of Class B Common held by various entities and as to which shares Mr. Bell may be considered to exercise shared voting and investment power.

(7) Mr. Bristow's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders." Information regarding pledges of shares beneficially owned by Mr. Bristow is contained below under the caption "Pledging Policy."

(8) Mrs. Bryant's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders." Information regarding pledges of shares beneficially owned by Mrs. Bryant is contained below under the caption "Pledging Policy."

(9) Mr. Durham may be considered to exercise shared investment power as to all listed shares of Series C Preferred.

(10) Mr. Holding's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders." Information regarding pledges of shares beneficially owned by Mr. Holding is contained below under the caption "Pledging Policy."

(11) Includes 100 shares of Class A Common as to which Mr. Snow may be considered to exercise shared voting and investment power.

(12) Includes 1,124 shares of Class A Common as to which Mr. Nix may be considered to exercise shared voting and investment power and 9,265 shares of Series C Preferred as to which he may be considered to exercise shared investment power.

(13) In the aggregate, individuals included in the group may be considered to exercise shared voting and investment power as to 579,036 shares of Class A Common and 117,868 shares of Class B Common, sole voting power only with respect to 7,498 shares of Class A Common and 333 Class B Common, shared voting power only with respect to 2,570 shares of Class A Common, and shared investment power only as to 82,385 Depositary Shares and 12,265 shares of Series C Preferred. As described in the table and footnotes below under the caption "Principal Stockholders," certain shares are included in the numbers of shares listed in the table above for each of Mrs. Bryant and Mr. Holding, but they are included only once in the total shares listed for the group.

Hedging Policy

Our Hedging and Pledging Policy prohibits our directors and executive officers from hedging any shares of our common stock. For purposes of the prohibition, a "hedge" means any financial instrument, derivative transaction or trading strategy designed to hedge or offset any decrease in the market value of our stock, such as a covered call, collar, prepaid variable forward sale contract, equity swap, exchange fund, or similar transaction. Similarly, our Insider Trading Policy prohibits other associates who we designate as "restricted persons" under the policy from hedging any shares of our stock.

Pledging Policy

General Prohibition on Pledging. Our Hedging and Pledging Policy generally prohibits any director or executive officer from pledging any shares of our common stock that he or she owns and controls. However, pledges that existed on the date the policy was originally adopted were "grandfathered" and those shares may continue to be pledged until they are finally released pursuant to those pledge arrangements (as those arrangements may be amended, extended or modified). However, the pledging policy provides that those grandfathered pledges be reviewed at least annually by our Audit Committee. Similarly, our Insider Trading Policy prohibits other associates who we designate as "restricted persons" under the policy from pledging any shares of our stock.

Criteria and Process for Granting Exceptions. The Hedging and Pledging Policy permits our Audit Committee to grant an exception to the pledging policy to a director or executive officer who desires to pledge shares of our common stock if the Committee determines to its satisfaction that the proposed pledge arrangement is not reasonably likely to pose a material risk to our company and the market for our common stock.

In making its determination on a request for an exception, the policy provides that the Committee shall consider factors that it considers relevant, which may include:

- historical information regarding existing and prior pledging arrangements;
- the number of pledged shares, including in relation to:
  - the total number of outstanding shares of our common stock;
  - the total number of shares held by the director or executive officer; and
  - the director's or executive officer's total assets;
- the market value, volatility, and trading volume of our common stock;
- the financial capacity of the borrower to repay the loan without resort to the pledged stock;
- the loan-to-value ratio in the proposed pledge arrangement;
- the nature of any other collateral in the proposed pledge arrangement;

- the material terms of the proposed pledge arrangement; and

- the procedural safeguards to foreclosure, such as notice periods and the ability to substitute collateral.

The policy requires a director or executive officer requesting an exception to submit the request in writing, with information addressing the factors listed above, and to supply any supporting documentation the Audit Committee requests. A request for an exception must be submitted with sufficient advance notice to enable the Committee to fully consider the request. No exceptions have been requested or approved by the Committee since the policy was first adopted.

No Pledging of Equity Compensation Shares. Our pledging policy prohibits the Audit Committee from approving an exception for a pledge of shares granted to a director or executive officer as compensation. In the past we have had no equity-based compensation plans under which directors or executive officers receive compensation in the form of shares of our common stock, but the prohibition would apply to any future grants. The policy also will apply to shares of our stock issued to Ellen R. Alemany, who currently serves as a director, upon the vesting of stock awards originally granted to her by CIT which we assumed and converted into RSUs covering shares of our Class A Common in connection with the CIT Merger.

Monitoring of Pledging Arrangements. The policy provides that the Audit Committee will review all outstanding pledging arrangements annually (or more frequently where circumstances warrant). As of the Record Date, the only outstanding pledging arrangements are the grandfathered pledges listed in the table below.

If the Audit Committee determines, based on any new facts or changed circumstances, that the continuation of any pledge arrangement established through an exception to the policy (which does not include the grandfathered pledges) is reasonably likely to pose a material risk to us and the market for our common stock, then the Committee or its designee and the director or executive officer will work cooperatively (i) to modify the arrangement or take other action to mitigate or eliminate the risk, or (ii) where mitigation is not reasonably possible, to terminate the arrangement as soon as reasonably practicable.

Grandfathered Pledges Pose No Material Risk. The Audit Committee has reviewed all grandfathered pledge arrangements that existed as of December 31, 2024. Based on its review and analysis, the Committee concluded that the pre-existing grandfathered pledge arrangements of certain members of the Holding family who are directors and executive officers — Frank B. Holding, Jr., Hope H. Bryant, and Peter M. Bristow — are not reasonably likely to pose a material risk to our company or the market for our common stock. Specifically, the Committee concluded that the risk of foreclosure and a resulting forced sale of common stock on the market that would result in a sudden and immediate decline in our stock price is remote based on, among other factors, the number of shares pledged, the trading volume in our Class A Common, the net worth of the pledgors, and the fact that the loan-to-stock value ratio in each of the grandfathered pledges was and remains very low.

Audit Committee's Rationale for the Policy. In formulating the policy and recommending it to the Board, the Audit Committee considered the ownership structure of our company, including the fact that members of the Holding family hold a significant portion of the outstanding voting power of our common stock. As described in this proxy statement under the headings "CORPORATE GOVERNANCE" and "COMMITTEES OF OUR BOARDS," we adhere to Nasdaq's governance requirements for non-controlled companies, including having a board consisting of a majority of independent directors, independent compensation and nominating committees, and approval of certain related person transactions by our Audit Committee, which consists solely of independent directors.

The Audit Committee believes that our pledging policy is reasonable for a company with our ownership structure and that pledges of our stock permitted under the policy will not pose a material risk to our company or our stockholders.

Existing Pledge Arrangements. The following table lists the numbers of shares of our common stock beneficially owned by Mr. Holding, Mrs. Bryant and Mr. Bristow that are subject to grandfathered pledge arrangements on the Record Date.

Name of Beneficial Owner	Number of Class A Common Pledged Shares	Number of Class B Common Pledged Shares
Frank B. Holding, Jr.	198,052	-0-
Hope H. Bryant	134,362	-0-
Peter M. Bristow	30,000	-0-

Principal Stockholders

The following table lists persons and entities who we believe owned, beneficially or of record, on the Record Date, 5% or more of our voting Class A Common or Class B Common, and those persons' and entities' beneficial ownership of our nonvoting Depositary Shares. Similar to the director and executive officer table above, we consider a person to "beneficially own" shares held in the person's name, or in the name of any other stockholder, if the person either directly, or indirectly through some agreement, arrangement, understanding, or relationship, has or shares the right to vote or dispose of the shares, or to direct the voting or disposition of the shares. As a result, the same shares may be "beneficially owned" by more than one person. As described in footnotes to the table, portions of the shares listed as beneficially owned by certain of the individuals in the table also are listed as beneficially owned by other individuals named in the table.

Name and Address of Beneficial Owner	Beneficial Ownership						Percentage of Total Votes (2)
	Class A Common		Class B Common		Depositary Shares		
	Number of Shares (1)	Percentage of Class (2)	Number of Shares (1)	Percentage of Class (2)	Number of Shares (1)	Percentage of Class (2)	
Carson H. Brice P.O. Box 1417 Smithfield, NC 27577	297,079 (3)	2.37%	108,574 (3)	10.80%	-0-	—	7.11%
Claire H. Bristow P. O. Box 1417 Smithfield, NC 27577	513,495 (4)	4.10%	111,439 (4)	11.09%	41,285 (4)	0.30%	8.03%
Peter M. Bristow 4300 Six Forks Road Raleigh, NC 27609	513,495 (5)	4.10%	111,439 (5)	11.09%	41,285 (5)	0.30%	8.03%
Hope H. Bryant 4300 Six Forks Road Raleigh, NC 27609	380,651 (6)	3.04%	58,741 (6)	5.84%	47,500 (6)	0.34%	4.62%
Frank B. Holding, Jr. 4300 Six Forks Road Raleigh, NC 27609	604,916 (7)	4.83%	159,966 (7)	15.91%	35,500 (7)	0.26%	11.06%
Olivia B. Holding P. O. Box 1352 Smithfield, NC 27577	918,098 (8)	7.33%	178,222 (8)	17.73%	57,500 (8)	0.42%	13.18%
Lewis R. Holding II 4300 Six Forks Road Raleigh, NC 27609	15,517 (9)	0.12%	59,905 (9)	5.96%	-0-	—	3.40%
BlackRock, Inc. 50 Hudson Yards New York, NY 10055	1,354,890 (10)	10.82%	—	—	—	—	4.48%
Harris Associates LP Harris Associates, Inc. 111 South Wacker Dr. Suite 400 Chicago, IL 60606	648,775 (11)	5.18%	—	—	—	—	—
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	1,017,655 (12)	8.12%	—	—	—	—	0.03%

(1) Reflects shares which, to the best of our knowledge, are beneficially owned by the named individuals and entities as of the Record Date, or, in the case of BlackRock, Inc., Harris Associates, LP and The Vanguard Group, the dates listed in their respective footnotes below. Except as otherwise noted in the footnotes below, each named individual and entity exercises sole voting (in the case of voting securities) and investment power with respect to all listed shares.

(2) "Percentage of Class" reflects each individual's or entity's listed shares as a percentage of the total number of outstanding shares of that class of stock on the Record Date. "Percentage of Total Votes" reflects the aggregate votes represented by each individual's or entity's listed shares of Class A Common and Class B Common with respect to which the individual or entity reports having sole or shared voting power, as a percentage of the aggregate votes represented by all outstanding shares of our voting securities on that date. Depositary Shares do not have voting rights and do not affect the percentages of total votes. An asterisk indicates less than .01%.

(3) Mrs. Brice may be considered to exercise shared voting and investment power with respect to 430 of the listed shares of Class A Common and 563 of the listed shares of Class B Common which are held by her spouse. She disclaims beneficial ownership of an aggregate of 298,462 shares of Class A Common and 13,331 shares of Class B Common held by a family member as trustee in irrevocable trusts for the benefit of her children; an aggregate of 41,191 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, of which she serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain corporations of which Mrs. Brice and/or her spouse are stockholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(4) Mrs. Bristow may be considered to exercise shared voting and investment power with respect to 132,701 of the listed shares of Class A Common and 66,462 of the listed shares of Class B Common, which are held by her spouse, Peter M. Bristow, individually, or by entities that he may be deemed to control; shared voting power only with respect to 6,004 of the listed shares of Class A Common and 78 of the listed shares of Class B Common held by trusts for unrelated persons; and shared investment power

with respect to 12,152 of the listed shares of Class A Common held as co-trustee of a trust. All listed shares also are listed as beneficially owned by her spouse. Mrs. Bristow disclaims beneficial ownership of 46,350 shares of Class A Common and 7,096 shares of Class B Common held by her adult children; 3,231 shares of Class A Common, 200 shares of Class B Common and 20,000 Depositary Shares held by a charitable foundation of which she serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mrs. Bristow and/or her spouse are stockholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(5) Mr. Bristow may be considered to exercise shared voting and investment power with respect to 374,790 of the listed shares of Class A Common and 44,899 of the listed shares of Class B Common held by or for his spouse, Claire H. Bristow; sole voting power only with respect to 6,004 shares of Class A Common and 78 of the listed shares of Class B Common held by trusts for unrelated persons; and shared investment power only with respect to 41,285 of the listed Depositary Shares held by or for his spouse. All listed shares also are listed as beneficially owned by his spouse. Mr. Bristow disclaims beneficial ownership of an aggregate of 46,350 shares of Class A Common and 7,096 shares of Class B Common held by his adult children; 3,231 shares of Class A Common, 200 shares of Class B Common and 20,000 Depositary Shares held by a charitable foundation of which his spouse serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mr. Bristow and/or his spouse are stockholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for him in the table.

(6) Mrs. Bryant may be considered to exercise shared voting and investment power with respect to 54,548 of the listed shares of Class A Common, 38,326 of the listed shares of Class B Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, or by corporations or other entities that she may be deemed to control, and sole voting power only with respect to 1,494 of the listed shares of Class A Common and 255 shares of Class B Common held by trusts for unrelated persons. The listed shares include an aggregate of 41,191 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Ms. O. Holding and Mr. F. Holding, Jr., and an aggregate of 13,357 shares of Class A Common and 1,555 shares of Class B Common held by two business entities which also are listed as beneficially owned by Ms. O. Holding. Mrs. Bryant disclaims beneficial ownership of an aggregate of 270,900 shares of Class A Common and 116,663 shares of Class B Common held by her adult children and by revocable trusts for the benefit of her children; an aggregate of 292,063 shares of Class A Common, 22,619 shares of Class B Common and 398,945 Depositary Shares held in the aggregate, by three corporations of which Mrs. Bryant is a stockholder and a director, but not an officer; and 174,469 shares of Class A Common and 4,480 shares of Class B Common held by a corporation of which Mrs. Bryant is a stockholder but does not serve as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(7) Mr. F. Holding may be considered to exercise shared voting and investment power with respect to 173,623 of the listed shares of Class A Common and 69,725 of the listed shares of Class B Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, or by corporations or other entities that he may be deemed to control. The listed shares include an aggregate of 41,191 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Mrs. Bryant and Ms. O. Holding. Mr. F. Holding, Jr., disclaims beneficial ownership of an aggregate of 34,302 shares of Class A Common and 112,119 shares of Class B Common held by his adult children and trustees of irrevocable trusts for the benefit of his adult children; an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mr. Holding and/or his spouse are stockholders but of which neither he nor his spouse serve as a director or officer, and 3,118 shares of Class A Common and 875 shares of Class B Common held by a charitable foundation of which he serves as a director. Those disclaimed shares are not included in the shares listed for him in the table.

(8) Ms. O. Holding may be considered to exercise shared voting and investment power with respect to 54,548 of the listed shares of Class A Common and 38,280 of the listed shares of Class B Common, shared investment power only with respect to 12,152 of the listed shares of Class A Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, by her as co-trustee, or by corporations or other entities that she may be deemed to control. The listed shares include 41,191 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Mr. F. Holding, Jr., and Mrs. Bryant; and an aggregate of 13,357 shares of Class A Common and 1,555 shares of Class B Common held by two business entities which also are listed as beneficially owned by Mrs. Bryant. Ms. Holding disclaims beneficial ownership of an aggregate of 466,532 shares of Class A Common, 27,099 shares of Class B Common and 398,945 Depositary Shares held by three corporations of which Ms. Holding is a stockholder and director. Those disclaimed shares are not included in the shares listed for her in the table.

(9) Mr. L. Holding may be considered to exercise shared voting and investment power with respect to 173 of the listed shares of Class A Common and 296 shares of Class B Common which are held by his spouse, and 13,704 shares of the listed shares of Class A Common held for him by a custodian. Mr. Holding disclaims beneficial ownership of an aggregate of 466,532 shares of Class A Common, 27,099 shares of Class B Common and 398,945 Depositary Shares held by three corporations of which Mr. Holding is a stockholder, but of which he does not serve as a director or officer.

(10) BlackRock, Inc. has filed an amended Schedule 13G with the SEC showing the number of shares of our Class A Common that it beneficially owned as of September 30, 2024. The Schedule 13G indicates that BlackRock, Inc. had sole power to vote or direct the vote of 1,282,429 shares, shared power to vote or direct the vote of -0- shares, sole power to dispose of or direct the disposition of 1,354,890 shares, and shared power to dispose of or direct the disposition of -0- shares, of the listed Class A Common. The Schedule 13G indicate that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the listed shares (none of whose interest in the shares exceeded 5% of the total outstanding shares), and that BlackRock, Inc. is a parent holding company or control person of a number of subsidiaries which acquired the listed shares.

(11) Harris Associates LP and its general partner, Harris Associates, Inc., have filed a joint amended Schedule 13G with the SEC showing the number of shares of our Class A Common that they beneficially owned as of December 31, 2024. The Schedule 13G indicates that they had sole power to vote or direct the vote of -0- shares, shared power to vote or direct the vote of -0- shares, sole power to dispose of or direct the disposition of 648,775 shares, and shared power to dispose of or direct the disposition of -0- shares of the listed Class A Common. The Schedule 13G indicated that Harris Associates LP has been granted the power to vote shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of its business, either by providing information or advice to the persons having such power, or by exercising the power to vote, and that by reason of advisory or other relationships with the person who owns the shares, Harris Associates LP may be deemed to be the beneficial owner of the shares.

(12) The Vanguard Group has filed an amended Schedule 13G with the SEC showing the number of shares of our Class A Common that it beneficially owned as of December 29, 2023. The Schedule 13Gs indicates that The Vanguard Group had sole power to vote or direct the vote of -0- shares, shared power to vote or direct the vote of 7,800 shares, sole power to dispose of or direct the disposition of 992,678 shares, and shared power to dispose of or direct the disposition of 24,977 shares, of the listed Class A Common. The Schedule 13Gs indicated that it was filed in The Vanguard Group's its capacity as an investment adviser and that its clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

> *Our Board of Directors unanimously recommends that you vote "FOR" Proposal 2.*

In accordance with the requirements of Schedule 14A of the Exchange Act, and rules adopted by the SEC, at least once every three years we are required to give our stockholders an opportunity to vote, on a non-binding advisory basis, on a resolution (a "say-on-pay" resolution) to approve the compensation of our NEOs as disclosed in our Annual Meeting proxy statements. Our Board has submitted a proposal for our stockholders to approve a say-on-pay resolution at each of our Annual Meetings since 2011, and our stockholders have approved those proposals, in each case with over 95% (and over 98% in the case of the 2024 proposal) of the votes entitled to be cast on each proposal with respect to shares present in person or represented by proxy, and which were voted or abstained at each meeting, being cast for approval.

Another proposal to approve a say-on-pay resolution will be submitted for voting by our stockholders at the Annual Meeting as follows:

"**RESOLVED**, that the stockholders of First Citizens BancShares, Inc. ("BancShares") hereby approve, on a non-binding advisory basis, the compensation paid or provided to BancShares' named executive officers, as that compensation has been disclosed in BancShares' proxy statement for the 2025 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including BancShares' Compensation Discussion and Analysis, compensation tables, and the narrative discussion contained in the proxy statement."

The vote on the resolution is not intended to address any specific element of executive compensation. Rather, the vote will relate generally to the compensation described in this proxy statement that was paid or provided for 2024 to our NEOs listed in the Summary Compensation Table under the heading "EXECUTIVE COMPENSATION." Under Section 14A of the Exchange Act and the SEC's related rules, the vote will be advisory in nature and will not be binding on our Boards or our CNG Committee, and it will not overrule or affect any previous action or decision by the Boards or Committee or any compensation previously paid or awarded. Neither will it obligate the Boards or Committee to any particular course of future action, nor create or imply any additional duty on the part of the Boards or Committee. However, our Boards and the Committee value the opinion of our stockholders and, in making future decisions on the compensation of our NEOs, will consider the voting results on the resolution and evaluate whether any actions are necessary to address any stockholder concerns.

Our executive compensation philosophy and components are described in more detail in this proxy statement under the headings "COMPENSATION DISCUSSION AND ANALYSIS" and "EXECUTIVE COMPENSATION." As discussed in those sections, our Boards and CNG Committee attempt to align our executive officers' compensation with our long-term business philosophy and to achieve our objectives of:

- rewarding sustained long-term performance and long-term loyalty;

- balancing business risk with sound financial policy and stockholders' interests, and aligning the interests of our executive officers with the long-term interests of our stockholders by encouraging growth in the value of our company and our stockholders' investments;

- enabling us to attract, motivate, and retain qualified executive officers; and

- providing compensation to our executive officers that is competitive with comparable financial services companies.

Consistent with that philosophy, our 2024 executive compensation program was primarily composed of the following elements:

- competitive base salaries;

- performance-based LTIP awards payable in cash which may be earned based on the extent of growth in the tangible book value per share of our common stock plus cumulative dividends paid on the stock during stated three-year Performance Periods;

- performance-based MPP awards payable in cash which could be earned based on the successful completion of performance objectives, including integration and conversion milestones, cost savings and synergies, and risk management, as well as individual performance, relating to mergers and acquisitions;

- retirement benefits in the form of defined benefit pension plans (for officers hired on or before specified dates), matching contributions to FCB's Section 401(k) Plan defined contribution plan accounts, and additional profit-sharing contributions to FCB 401(k) Plan accounts of executives who are not pension plan participants or who previously made elections regarding their Section 401(k) Plan participation that resulted in their person plan benefit accruals being frozen;

- individual nonqualified separation from service agreements with certain of our executive officers;

- nonqualified deferred compensation plans, and the deemed investment returns accrued to the accounts of participants in the FCB 2021 Plan and interest accrued to the accounts of participants in the FCB-SC Plans; and

- limited personal benefits (or "perquisites") for certain of our executive officers.

We do not have employment agreements with any of our current NEOs, nor have we provided them with any equity-based compensation (such as stock options or stock awards) nor entered into any arrangements with them under which compensation would be paid to them, or the vesting of any of their benefits would be accelerated, as a result of a change in control of our company or FCB.

We believe the Committee's and the Boards' focus on performance-based compensation, including the substantial portion of our executive officers' compensation that is composed of variable incentive compensation, have enhanced our pay and performance alignment. We are committed to maintaining a strong executive compensation governance framework with continuing monitoring, oversight, and mitigation of compensation risks, and a compensation program that is fair and effective for both our executives and our stockholders alike and aligned with the central objective of our strategic plan, which is to build the long-term value of our company and our stockholders' investments.

> *Our Board of Directors believes that our executive compensation policies and practices are aligned with our stockholders' long-term interests, and it unanimously recommends that you vote "FOR" Proposal 2.*
>
> *To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares of our Class A Common and Class B Common present in person or represented by proxy at the Annual Meeting, and voting together as one class, must be cast in favor of the proposal.*

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

> *Our Board of Directors unanimously recommends that you vote "FOR" Proposal 3.*

Appointment of Independent Accountants

Our Audit Committee has engaged our current independent accountants, KPMG LLP, to serve as our independent accountants and to audit our consolidated financial statements for 2025.

The Audit Committee continuously reviews our independent accountants' performance and independence. In connection with the Committee's selection of our independent accountants for 2025, the Committee considered and discussed, among other factors:

- the increased size and complexity of our business following the CIT Merger during 2022 and the SVB Acquisition during 2023 and the impact of those transactions on our financial statements and internal control over financial reporting;

- KPMG LLP's expertise in the banking industry, and the Committee's perception of KPMG LLP's capabilities in handling issues related to financial institutions and, more specifically, to larger financial institutions with complex businesses;

- the knowledge and experience of KPMG LLP's lead audit partner and other key members proposed to be assigned to our audit service team;

- recent reports of the Public Company Accounting Oversight Board's inspections of KPMG LLP;

- the Committee's perception of, and KPMG LLP's statements regarding, its independence; and

- KPMG LLP's proposed fees.

In connection with its selection of KPMG LLP as our independent accountants, the Audit Committee received the written disclosures and letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding that firm's communications with the Committee concerning its independence. Based on its evaluation, the Audit Committee believes that KPMG LLP is independent and that it is in our and our stockholders' best interests to appoint KPMG LLP as our independent accountants for 2025.

In order to maintain their independence with respect to their audit clients, the SEC's rules require the partners of public accounting firms who are assigned as "lead audit partners" for audits of public companies to be subject to a mandatory rotation policy. As a result, a partner in our accounting firm may not serve as lead audit partner for the firm's audit of our financial statements for more than five consecutive years. Our Audit Committee does not approve or disapprove the accounting firm's assignment of a particular partner as lead audit partner, or its assignment of other members of the firm to its audit team, for audits of our financial statements. However, in connection with the Audit Committee's selection of our independent accountants each year, the Committee meets with the proposed lead audit partner, considers the partner's experience and performance on previous audits and any experience of the Committee with the partner, and seeks and considers the views of our executive management. The Committee then communicates its views regarding that partner to management of the accounting firm.

Our Audit Committee first engaged KPMG LLP as our independent accountants to audit our consolidated financial statements for 2021.

The Audit Committee's charter gives it the responsibility and authority to select and appoint our independent accountants each year and to approve their fees and the terms of the engagement under which they provide services to us. Our stockholders are not required by our Bylaws or the law to ratify the Committee's selection. However, we will submit a proposal for stockholders to ratify the appointment of KPMG LLP at the Annual Meeting to allow stockholders to be heard in that selection process. The outcome of voting on the proposal will not be binding on the Committee. If our stockholders do not ratify the Committee's selection, the Committee will reconsider its decision, but it could choose to reaffirm its appointment of KPMG LLP. If our stockholders ratify the Committee's selection, the Committee could, in its discretion, appoint different independent accountants during the year if it determines that such a change would be in our best interests.

Representatives of KPMG LLP are expected to participate remotely in our virtual Annual Meeting and be available to respond to appropriate questions, and they will have an opportunity to make a statement if they desire to do so.

Services and Fees during 2024 and 2023

Our Audit Committee pre-approves all audit services and other services provided by our accountants. While the entire Audit Committee generally participates in the pre-approval of services, the Committee delegates authority to its Chairman to approve requests for non-audit services. Any such approval by the Chairman is communicated to the full Committee at its next regularly scheduled meeting. All audit and non-audit services provided by KPMG LLP during 2024 were approved under the above procedure.

As our independent accountants for 2024 and 2023, KPMG LLP provided us with various audit and other services for which we and FCB were billed or expect to be billed for fees as described below. Our Audit Committee has considered whether the provision of non-audit services by KPMG LLP during 2024 was compatible with maintaining its independence, and it believes that the provision of non-audit services by KPMG LLP during 2024 did not affect its independence.

The following table lists the aggregate amounts of fees paid to KPMG LLP for audit services for 2024 and 2023 and for other services they provided during 2024 and 2023.

Type of Fees and Description of Services	2024	2023
Audit Fees, including fees for professional services rendered for the annual integrated audit of our consolidated financial statements for the fiscal year (including services relating to the audit of internal control over financial reporting), reviews of the financial statements included in our Quarterly Reports on Form 10-Q, and, for 2024 only, audits of subsidiary financial statements and services in connection with securities registration	$10,870,429	$6,411,565
Audit-Related Fees, including fees for services reasonably related to performance of the audit of the annual consolidated financial statements for the fiscal year, other than Audit Fees, such as compliance exams, agreed upon procedures attestations, other attestation services, and service organization reports on internal controls	555,000	501,000
Tax Fees, including fees for tax compliance, tax advice, and foreign tax return preparation services	140,357	409,056
All Other Fees, consisting of a subscription fee for access to an online accounting research tool	3,560	3,560

Our Board of Directors unanimously recommends that you vote "FOR" Proposal 3.

To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares of our Class A Common and Class B Common present in person or represented by proxy at the Annual Meeting, and voting together as one class, must be cast in favor of the proposal.

FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING

The following are some questions that you, as a stockholder, may have regarding the Annual Meeting, and brief answers to those questions. We urge you to carefully read the entire proxy statement because the information in these questions and answers does not provide all of the information that will be important to you with respect to the Annual Meeting and proposals to be voted on at the meeting.

Q. Where will the Annual Meeting be held?

A: We are holding the Annual Meeting in a virtual format in order to provide convenient access to the meeting for all our stockholders. There will be no physical meeting location for stockholders to attend. The only way to attend the Annual Meeting will be via the Internet.

The virtual meeting platform is designed such that record holders of our voting shares, as well as beneficial holders of voting shares that are held for them in "street name" by a broker, bank, or other nominee, will have the ability to participate in, and ask questions and vote at, the virtual Annual Meeting similar to an in-person meeting.

Q: How can I participate in the virtual Annual Meeting?

A: To participate in the Annual Meeting remotely, go to *www.virtualshareholdermeeting.com/FCNCA2025* at the meeting time on April 29, 2025, and enter your unique 16-digit "Control Number" which is printed on the proxy card you received with your copy of our proxy statement or, if you are the beneficial owner of shares held in street name, on the voting instruction form you received from your bank, broker, or other nominee that is the record holder of your shares. The Control Number appears on the portion of your proxy card or voting instruction form that you retain.

Record holders of our voting shares who participate in the Annual Meeting remotely will be considered to be present, and shares they hold of record to be represented, "in person" at the meeting. During the Annual Meeting, you may listen to the proceedings, submit written questions, and vote your shares held of record. If your shares are held in street name, you also may listen to the proceedings and submit written questions and, during the meeting, you may submit your voting instructions to your broker or nominee by following the instructions available on the meeting website.

The Annual Meeting will begin at 9:00 a.m. EDT on the meeting date. However, you may begin to log in to the meeting website at 8:45 a.m. and we encourage you to do that. The virtual meeting platform will be supported across most Internet browsers and devices (including desktop and laptop computers, tablets, and smart phones) running updated versions of applicable software and plugins.

Q: What can I do if I no longer have my Control Number?

A: If you are a record holder of shares and wish to participate in the Annual Meeting but you no longer have your Control Number, you may obtain your Control Number by calling Broadridge Corporate Issuer Solutions at 855-449-0981 for assistance. If you are a beneficial holder of shares held in street name and no longer have the Control Number printed on your voting instruction form, you should call your bank, broker, or other nominee.

Q: Will there be help available if I have trouble logging in to the Annual Meeting website?

A: Yes. If you have trouble accessing the meeting website while trying to login or during the meeting, help and technical support will be available on the day of the meeting by calling 844-986-0822 (U.S.) or 303-562-9302 (International).

Q: Will I be able to ask questions during the virtual Annual Meeting?

A: Yes. You may submit written questions during the meeting by following the directions on the meeting website and typing your question in the applicable box. We will try to answer all questions, subject to time constraints. If we receive substantially similar questions, we may group them together and provide a single response to avoid repetition. Also, we reserve the right to edit inappropriate language and to exclude questions that, among other things, (i) relate to material non-public or other confidential information, a stockholder's personal matters, or pending or threatened litigation, (ii) that are not pertinent to the meeting, the proposals being voted on, or our business, or (iii) that do not comply with the meeting rules of conduct or otherwise are inappropriate.

Q: How can I vote at the Annual Meeting?

A: *Record Holders.* You are a record holder if your shares of our common stock are registered in your name on our stock records (either in certificated or uncertificated book entry form). You can vote your shares in one of the following ways.

Voting Methods	Record Holder
In Person During the Meeting	You can participate in the virtual Annual Meeting remotely and, using the 16-Digit Control Number printed on your proxy card, follow the instructions on the meeting website to vote your shares during the meeting.
By Proxy	Before the meeting, you can appoint three of our directors (Hope H. Bryant, Frank B. Holding, Jr., and Robert T. Newcomb) or any substitutes appointed by them, individually and as a group, to act as your "Proxies" to vote your shares for you at the meeting in either of the following ways.
	In Writing. Mark your voting instructions on the proxy card enclosed with this proxy statement, sign and date it, and return it in the enclosed pre-addressed envelope.
	By Internet. Before 11:59 p.m. EDT on April 28, 2025 (the day before the Annual Meeting), log on to the Internet voting website *www.proxyvote.com.* Have your enclosed proxy card in hand when you access the website. When you are prompted for your "Control Number," enter the 16-digit number that is printed in the box on your proxy card, and then follow the instructions you will be given to instruct the Proxies on how to vote your shares.
	By Telephone. Before 11:59 p.m. EDT on April 28, 2025 (the day before the Annual Meeting), call 1-800-690-6903. Have your enclosed proxy card in hand when you call. When you are prompted for your "Control Number," enter the 16-digit number that is printed in the box on your proxy card, and then follow the instructions you will be given to instruct the Proxies on how to vote your shares.

If you are the record holder of shares of both Class A Common and Class B Common, or if you hold shares of record in different forms of your name, then you should have received two or more proxy cards, each containing a unique 16-digit Control Number for the shares represented by that proxy card. If you wish to appoint the Proxies to vote all your shares, you will need to mark, sign, date, and return **all** proxy cards you received or appoint the Proxies by telephone or Internet separately for shares represented by each card. Or, if you received more than one proxy card and you want to participate in the Annual Meeting remotely and vote your shares on the meeting website, you will need to log into the meeting website and vote shares represented by each card separately using the Control Number on each proxy card.

If you appoint the Proxies by telephone or Internet, you need not sign and return a proxy card. You will be appointing the Proxies to vote your shares on the same terms and with the same authority as if you marked, signed, and returned a proxy card. Whether you return a proxy card or appoint the Proxies by telephone or Internet, the authority you will be giving the Proxies is described below and in the proxy card enclosed with this proxy statement. Even if you plan to participate in the virtual Annual Meeting, we ask that you mark your proxy card to indicate how your shares should be voted, sign and date it, and return it in the enclosed envelope, or follow the instructions above for appointing the Proxies and giving your voting instructions by telephone or Internet. Doing that will ensure that your shares will be represented and voted at the meeting.

Street Name Holders. You are a "street name" holder if your shares are held for you in an account at a brokerage firm, bank, custodian, or other similar nominee and are registered on our stock records in the name of a "nominee." Only the record holders of shares of our common stock or their appointed proxies may vote those shares, and your brokerage firm, bank, or other similar nominee is considered the record holder of shares it holds for you and must vote them for you, or appoint the proxies to vote them for you, at the Annual Meeting. As a result, for your shares to be voted, you will need to give instructions to your brokerage firm, bank, custodian, or other nominee on how you want it to vote the shares it holds for you. You can do that in one of the following ways.

Voting Methods	Street Name Holder
Mail	Follow the directions contained in the voting instruction form your broker or nominee sends you with this proxy statement and give it instructions as to how it should vote your shares by marking and returning to it the voting instruction form.
Internet	Follow the directions contained in the voting instruction form your broker or nominee sends you with this proxy statement and give it instructions by Internet as to how it should vote your shares.
Telephone	Follow the directions contained in the voting instruction form your broker or nominee sends you with this proxy statement and give it instructions by telephone as to how it should vote your shares.
During the Meeting	You can participate in the Annual Meeting and, using the 16-digit Control Number printed on the voting instruction form you received from your broker or nominee with this proxy statement, follow the instructions on the meeting website to give your voting instructions.

If you hold shares in more than one brokerage or nominee account, each of your brokers or nominees will have sent you a separate voting instruction form, each containing a unique 16-digit Control Number for shares held in your account that it holds. If you wish to give your brokers or nominees voting instructions before the meeting for all shares they hold for you, you should mark *all* voting instruction forms you received and return them to your brokers or nominees. Or, if you hold shares in more than one brokerage or nominee account and you want to participate in the Annual Meeting remotely and give your voting instructions on the meeting website, you will need to log into the meeting website and give your voting instructions for shares covered by each voting instruction form you received separately using the Control Number on each voting instruction form.

Rules of the New York Stock Exchange (which also are applicable to Nasdaq-listed companies) generally permit brokers, banks, and other securities intermediaries that are subject to those rules to use their discretion to vote shares they hold for their customers on "routine" matters when no voting instructions are received from the beneficial owners of the shares. However, those rules prohibit brokers, banks, and other securities intermediaries from voting their customers' shares on matters designated by the rules as "non-routine" unless the beneficial owners of the shares provide voting instructions. As a result, if your shares are held by a broker, bank, or other financial intermediary and you do not provide it with your voting instructions, it may still vote your shares at the Annual Meeting at its discretion on Proposal 3 to ratify the appointment of our independent accountants (which is considered a "routine" matter). However, your broker, bank, or other financial intermediary may not vote your shares at the Annual Meeting in the election of our directors or on Proposal 2 (which are considered "non-routine" matters) unless you provide it with your voting instructions. To ensure that your shares held by a broker, bank, or other financial intermediary are represented at the Annual Meeting and voted as you desire on all matters, it is important that you instruct it as to how it should vote your shares.

Q: Who can help answer my questions about submitting my proxy or voting instructions?

A: If you are a record holder of your shares and have any questions about how to submit your proxy, you may contact Broadridge Corporate Issuer Solutions at 855-449-0981. If your shares are held for you by a broker, bank, custodian, or other nominee and you have questions about submitting your voting instructions, you should contact your broker, bank, custodian, or nominee.

Q: Who is soliciting proxies, and who is paying solicitation expenses?

A: Our Board is asking you to appoint the Proxies to vote your shares at the Annual Meeting. In addition to solicitation by mail, our and FCB's directors, officers, and associates may solicit proxy appointments, personally or by telephone, electronic mail, or other methods of communication, but they will not receive any additional compensation from us for doing so.

We will pay all costs of our solicitation of proxy appointments for the Annual Meeting, including costs of preparing and mailing this proxy statement and expenses associated with the telephone and Internet voting facilities. We are requesting banks, brokers, custodians, and other nominees and fiduciaries to forward copies of our proxy solicitation materials to the beneficial holders of the shares they hold and request the beneficial holders' voting instructions, and we will reimburse them for their expenses in doing so.

Q: What authority will the Proxies have, and how will they vote at the Annual Meeting?

A: ● If you sign a proxy card and return it so that we receive it before the Annual Meeting, or you appoint the Proxies by telephone or Internet, you will be appointing the Proxies to vote your shares for you, and they will vote, or abstain from voting, according to the instructions you give them.

● If you sign and return a proxy card or appoint the Proxies by telephone or Internet, but you do not give voting instructions on a matter to be voted on, then the Proxies will be authorized to vote your shares **"FOR"** the election of each of the nominees for director named in Proposal 1, and **"FOR"** each of Proposals 2 and 3.

● If before the Annual Meeting any nominee named in Proposal 1 becomes unable or unwilling to serve as a director for any reason, including without limitation death, resignation, withdrawal of his or her nomination, or removal, your proxy card or telephone or Internet voting instructions will give the Proxies discretion to vote your shares for a substitute nominee named by our Board. If no substitute nominee is named by our Board, then the number of directors to be elected at the Annual Meeting will be reduced accordingly.

● We are not aware of any other business that will be brought before the Annual Meeting other than the election of directors and the proposals described in this proxy statement. However, if any other matter is properly presented for action by our stockholders, your proxy card or telephone or Internet voting instructions will authorize the Proxies to vote your shares according to their best judgment. The Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the meeting, including motions to adjourn the meeting.

● If you are the record holder of your shares and you do not return a proxy card or appoint the Proxies by telephone or Internet, the Proxies will not have authority to vote for you and your shares will not be represented or voted at the Annual Meeting unless you participate in the meeting remotely and vote your shares on the meeting website or validly appoint another person to vote your shares for you. Similarly, if your shares are held for you in street name by a broker or other financial intermediary (such as a bank or custodian) and you do not provide it with your voting instructions, it may use its discretion to vote your shares at the Annual Meeting on Proposal 3, but it may not vote your shares on "non-routine" matters (including the election of our directors and Proposal 2) unless you give it voting instructions by marking and returning to it the voting instruction form you received (or following its instructions to give your voting instructions by Internet or telephone), or by participating in the meeting remotely and giving your voting instructions on the meeting website.

Q: **How can I change or revoke my voting instructions after I appoint the Proxies by proxy card, telephone, or Internet or after I give voting instructions to my broker or nominee?**

A: *Record Holders.* If you are the record holder of your shares and you sign and return a proxy card or appoint the Proxies by telephone or Internet, and you later wish to change the voting instructions or revoke the authority you gave the Proxies, you can do so by taking the appropriate action described below.

To change the voting instructions you gave the Proxies, whether by returning a proxy card or appointing the Proxies by telephone or Internet, you can:

- before the Annual Meeting, sign a new proxy card, dated after the date of your original proxy card or after you appointed the Proxies by telephone or Internet, which contains your new voting instructions, and submit it to our proxy tabulator, Broadridge Corporate Issuer Solutions, Inc., at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, so that your new proxy card is received by our proxy tabulator before the voting takes place at the meeting;

- before 11:59 p.m. EDT on April 28, 2025 (the day before the Annual Meeting), call 1-800-690-6903 (the same number used to appoint the Proxies by telephone), or go to the same voting website *(www.proxyvote.com)* used to appoint the Proxies by Internet, enter your 16-digit Control Number (printed in the box on the enclosed proxy card), and then give your new voting instructions; or

- participate in the Annual Meeting remotely and give your new voting instructions on the meeting website.

Whether you return a proxy card, or appoint the Proxies by telephone or Internet, the Proxies will follow the last voting instructions received from you before the voting takes place at the Annual Meeting.

To revoke your proxy card or your appointment of the Proxies by telephone or Internet, you can:

- give Broadridge Corporate Issuer Solutions, Inc. a written notice at its address listed above, which must be received before the voting takes place at the Annual Meeting, that you want to revoke your proxy card or telephone or Internet appointment; or

- participate in the Annual Meeting remotely and vote your shares on the meeting website. Simply participating in the Annual Meeting will not revoke your proxy card or telephone or Internet appointment unless you also vote your shares during the meeting on the meeting website.

Street Name Holders. If your shares are held in street name and you want to change voting instructions you have given to your broker or other nominee, you may participate remotely in the Annual Meeting and give your new voting instructions on the meeting website during the meeting. Otherwise, you must contact your broker or nominee prior to the Annual Meeting and follow its directions to change or revoke your voting instructions.

Q: **How can I obtain another proxy card or voting instruction form?**

A: If you have lost your proxy card or after returning it you want to change your voting instructions, you may obtain another proxy card by calling Broadridge Corporate Issuer Solutions, Inc. at 855-449-0981. To receive another copy of the voting instruction form you received from your broker or other nominee, you must call that broker or nominee.

Q: **What is required in order to have a quorum for the Annual Meeting?**

A: A quorum must be present for business to be conducted at the Annual Meeting. The following table describes the quorum requirements for each proposal.

Proposal	Quorum Requirement
Proposals 1, 2, and 3.	Majority of the votes entitled to be cast by holders of outstanding shares of Class A Common and Class B Common as a group

Shares represented by proxy at the Annual Meeting or held by record holders who participate in the meeting remotely will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you are a record holder and you return a valid proxy card, appoint the Proxies by telephone or Internet, or participate in the meeting remotely, your shares will be counted as present for purposes of determining whether there is a quorum, even if you abstain or instruct the Proxies to abstain from voting on one or more matters voted on. Broker "non-votes" also will be counted as present in determining whether there is a quorum. Broker non-votes will occur if your shares are held by a broker and are voted by the broker on one or more "routine" matters at the meeting on which the broker has discretionary voting authority, but are not voted by the broker on a "non-routine" matter because the broker does not have discretionary voting authority with respect to that particular matter and you have not given the broker voting instructions on that matter. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

Q: Could the Annual Meeting be adjourned?

A: If a quorum is not present at the Annual Meeting, or for other reasons, the meeting may be adjourned to a different date, time, or place. If an announcement is made during the meeting of the date, time, and place for the adjourned meeting, no further notice of the adjourned meeting will be given unless the adjournment is for more than 30 days or the Record Date is changed.

In the unlikely event that, for any reason, we are not able to convene the Annual Meeting, or if, after being convened, the meeting is interrupted and cannot be continued, including due to loss of internet connectivity or communications capabilities, power failure, or other technical difficulties, the meeting will be adjourned. If a verbal or written announcement of a later date and time for reconvening the meeting is made during the meeting or on the meeting website during the scheduled time for the meeting, the meeting will be reconvened on that date and at that time in a virtual meeting format at the same web address listed above *(www.virtualshareholdermeeting.com/FCNCA2025)*. If such a notice is given, no further notice of the date and time of the reconvened meeting will be required unless the adjournment is for more than 30 days or the Record Date is changed.

The instructions described above for accessing, participating in, and voting at the original meeting will apply to any reconvened meeting.

Q: What vote is required to elect directors and on Proposals 2 and 3?

A:

Proposals for your vote	Voting Options	Votes Required	Effect of Abstentions	Effect of broker non-votes
Proposal 1: Election of Directors	• Vote for all nominees by voting "For All" • Withhold your vote for all nominees by voting "Withhold All" • Vote for all of the nominees except for certain nominees by voting "For All Except" and then indicating the nominee(s) for whom you want your vote withheld • You may not vote cumulatively for directors	Plurality of votes cast in the election by holders of Class A Common and Class B Common represented at the meeting and voting together as one class	Will have no effect	Will have no effect
Proposal 2: Advisory Vote on Executive Compensation	Vote For, Against, or Abstain	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	Will count as a vote against Proposal 2	Will have no effect
Proposal 3: Ratification of Appointment of Independent Accountants	Vote For, Against, or Abstain	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	Will count as a vote against Proposal 3	Will have no effect

Q: How can I find out the results of the voting at the Annual Meeting?

A: We will announce the preliminary results of the voting during the Annual Meeting, and we will file a Current Report on Form 8-K with the SEC after the conclusion of the Annual Meeting to announce the final voting results. FCB's Internet website *(ir.firstcitizens.com/financial-information/sec-filings)* contains a link to the SEC's website *(www.sec.gov)* where you may review and print copies of that report.

RECOMMENDATIONS OF NOMINEES

As described above under the caption "COMMITTEES OF OUR BOARDS — Compensation, Nominations and Governance Committee," in identifying potential Board nominees the CNG Committee considers incumbent directors as well as candidates who may be suggested by our management, other directors, or stockholders. Stockholders who wish to recommend candidates to the Committee should send their recommendations in writing to:

> Compensation, Nominations and Governance Committee
> First Citizens BancShares, Inc.
> Attention: Corporate Secretary
> Post Office Box 27131 (Mail Code FCC22)
> Raleigh, North Carolina 27611-7131

Each recommendation should be accompanied by:

- the full name, address, and telephone number of the person making the recommendation, an affirmation that the person making the recommendation is a stockholder of record (or, if the person is a beneficial owner of shares of our stock but not a record holder, a statement from the record holder of the shares verifying the number of shares beneficially owned by the person making the recommendation), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of our next annual meeting of stockholders;

- the full name, address, and telephone number of the candidate being recommended, and information regarding the candidate's beneficial ownership of shares of our voting securities and any business or personal relationship between the candidate and the person making the recommendation;

- a statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide information that the Committee may request in connection with its evaluation of candidates;

- a description of the candidate's current principal occupation, business or professional experience, previous employment history, educational background, and any particular skills, experience, or areas of expertise;

- a description of any potential contributions to the Board that the candidate might make that are unusual or unique;

- a description of the candidate's current positions and experience as a community leader;

- a description of the candidate's current positions or experience during the previous 10 years as the director of any public corporation;

- information regarding any business or personal relationships between the candidate and any of our or our subsidiaries' customers, suppliers, vendors, competitors, directors or officers, affiliated companies, or other persons with any special interest regarding our company, or any of our affiliated companies, and any transactions between the candidate and our company or any of our affiliated companies;

- any information in addition to the above regarding the candidate that would be required to be included in our proxy statement pursuant to the SEC's Regulation 14A (including without limitation information regarding legal proceedings in which the candidate has been involved within the past 10 years); and

- an explanation of the value or benefit that the person making the recommendation believes that the candidate would provide us as a director.

Candidates recommended by stockholders as nominees must qualify to serve as directors of our company and FCB under applicable state and federal banking laws and regulations, including without limitation the requirements of Section 19 of the Federal Deposit Insurance Act, and must comply with any ownership requirements with respect to ownership by directors of shares of our voting securities. Currently, our directors are encouraged to own an amount of our stock that is significant in light of their financial means. Recommendations by stockholders of candidates for consideration by the Committee in its selection of nominees for our 2026 Annual Meeting must be received by the Committee no later than November 18, 2025. Recommendations submitted by stockholders other than in accordance with these procedures will not be considered by the Committee. The Committee will evaluate candidates recommended by stockholders in a manner similar to its evaluation of other candidates.

PROPOSALS FOR 2026 ANNUAL MEETING

Any proposal of a stockholder, other than a nomination for election as a director, that is intended to be presented for action at our 2026 Annual Meeting and included in the proxy statement and proxy card that we will distribute in connection with that meeting must be received by our Corporate Secretary in writing at our address listed below no later than November 18, 2025, to be considered timely received for inclusion in those proxy materials. In order to be included in our proxy materials for a particular meeting, the proposal and the stockholder submitting it must satisfy and comply with certain eligibility and procedural requirements contained in rules of the SEC.

Under our Bylaws, written notice of a stockholder proposal (other than a nomination) intended to be presented from the floor at our 2026 Annual Meeting but which is not intended to be included in our proxy statement and proxy card, or of a stockholder's intent to nominate a person from the floor for election as a director at our 2026 Annual Meeting, must be received by our Corporate Secretary at our address listed below no earlier than December 18, 2025, and no later than February 1, 2026, in order for that proposal or nomination to be brought before that Annual Meeting. The same notice requirements apply in the case of a stockholder proposal other than a nomination in order for that proposal to be considered timely received for purposes of the Proxies' discretionary authority to vote on other matters presented for action by stockholders at our 2026 Annual Meeting. However, if, effective after the February 1, 2026 deadline for notice of a proposed nomination, our Board increases the number of our directors to be elected at our 2026 Annual Meeting, and if there is no public announcement naming the nominee to fill the vacancy at least 100 days prior to the first anniversary of the Annual Meeting, then a stockholder's written notice of a nomination to fill the vacancy will be treated as timely if it is received by us not later than the close of business on the tenth day following the day on which such a public announcement actually is made. To be effective, notices of stockholder proposals or nominations are required to strictly comply with the requirements of Article II, Section 11 of our Bylaws, which specify the procedures, information, and statements that must be included in any stockholder director nomination. Stockholder proposals or nominations not made as provided in our Bylaws will not be considered at Annual Meetings. A copy of our most recent Bylaws has been filed with the SEC as an exhibit to our 2024 Annual Report and they also are available on our website at *ir.firstcitizens.com/corporate-governance/governance-documents*.

If required by the SEC's Rule 14a-19, any person who intends to conduct a solicitation of proxies in support of a nominee for election as a director at our 2026 Annual Meeting, other than a nominee proposed by our Board, must provide written notice to us, at our address listed below, in accordance with and containing the information required by the above rule. Except as otherwise provided in the rule, any such notice must be postmarked or transmitted electronically no later than February 28, 2026.

The notices described above should be mailed to:

First Citizens BancShares, Inc.
Attention: Corporate Secretary
Post Office Box 27131 (Mail Code FCC22)
Raleigh, North Carolina 27611-7131

ANNUAL REPORT ON FORM 10-K

We are subject to the reporting requirements of the Exchange Act, and we file periodic reports and other information, including proxy statements, annual reports, quarterly reports, and current reports, with the SEC. FCB's Internet website *(ir.firstcitizens.com/financial-information/sec-filings)* contains a link to the SEC's website *(www.sec.gov)* where you may review and print copies of information that we file electronically.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC, accompanies this proxy statement, and a copy is posted with this proxy statement at *www.proxyvote.com*. **An additional copy will be provided without charge to any stockholder upon written request directed to our Corporate Secretary, Matthew G.T. Martin, at the address listed above for notices.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2024

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number: 001-16715

First Citizens BancShares, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**56-1528994**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification Number)**
4300 Six Forks Road Raleigh North Carolina	**27609**
(Address of principle executive offices)	**(Zip code)**

(919) 716-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, Par Value $1	FCNCA	Nasdaq Global Select Market
Depositary Shares, Each Representing a 1/40th Interest in a Share of 5.375% Non-Cumulative Perpetual Preferred Stock, Series A	FCNCP	Nasdaq Global Select Market
5.625% Non-Cumulative Perpetual Preferred Stock, Series C	FCNCO	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Class B Common Stock, Par Value $1

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and 'emerging growth company' in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was $17,290,620,797.

On February 14, 2025, there were 12,572,063 outstanding shares of the Registrant's Class A Common Stock and 1,005,185 outstanding shares of the Registrant's Class B Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

CONTENTS

*Information required by Item 10 is incorporated herein by reference to the information that appears under the headings or captions 'Proposal 1: Election of Directors,' 'Corporate Governance—Service on Other Public Company Boards,' '—Code of Ethics' and '—Insider Trading Policy;' 'Committees of our Boards—Audit Committee;' and 'Executive Officers' from the Registrant's Proxy Statement for the 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") to be filed with the SEC within 120 days of the end of the Registrant's fiscal year covered by this Annual Report on Form 10-K.

** Information required by Item 11 is incorporated herein by reference to the information that appears under the headings or captions 'Committees of our Boards—Compensation Committee Report;' '—Compensation Committee Interlocks and Insider Participation;' and '—Effect of Risk Management on Compensation;' 'Compensation Discussion and Analysis;' 'Executive Compensation;' and 'Director Compensation' of the 2025 Proxy Statement.

*** Information required by Item 12 is incorporated herein by reference to the information that appears under the captions 'Beneficial Ownership of Our Equity Securities—Directors and Executive Officers,' '—Pledging Policy—Existing Pledge Arrangements,' and '—Principal Stockholders' of the 2025 Proxy Statement. As of December 31, 2024, the Registrant did not have any compensation plans under which equity securities of the Registrant are authorized for issuance to employees or directors to report in the Equity Compensation Plan Information table pursuant to Item 201(d) of Regulation S-K.

**** Information required by Item 13 is incorporated herein by reference to the information that appears under the headings or captions 'Corporate Governance—Director Independence' and 'Transactions with Related Persons' of the 2025 Proxy Statement.

GLOSSARY OF ABBREVIATIONS AND ACRONYMS

The following is a list of select abbreviations and acronyms used throughout this document. You may find it helpful to refer back to this table.

Acronym	Definition	Acronym	Definition
AI	Artificial Intelligence	LOCOM	Lower of the Cost or Fair Value
ALLL	Allowance for Loan and Lease Losses	MD&A	Management's Discussion and Analysis
AOCI	Accumulated Other Comprehensive Income	MSRs	Mortgage Servicing Rights
ASC	Accounting Standards Codification	NII	Net Interest Income
ASU	Accounting Standards Update	NII Sensitivity	Net Interest Income Sensitivity
BHC	Bank Holding Company	NIM	Net Interest Margin
bps	Basis point(s); 1 bp = 0.01%	NPR	Notice of Proposed Rulemaking
CODM	Chief Operating Decision Maker	OREO	Other Real Estate Owned
CRA	Community Reinvestment Act	PAA	Purchase Accounting Accretion or Amortization
CRE	Commercial Real Estate	PAM	Proportional Amortization Method
DPA	Deferred Purchase Agreement	PCA	Prompt Corrective Action
DTAs	Deferred Tax Assets	PCD	Purchased Credit Deteriorated
DTLs	Deferred Tax Liabilities	PD	Probability of Obligor Default
ETR	Effective Income Tax Rate	PPNR	Pre-provision net revenue
EVE Sensitivity	Economic Value of Equity Sensitivity	ROU	Right of Use
FASB	Financial Accounting Standards Board	RWA	Risk-weighted assets
FCB	First-Citizens Bank & Trust Company	SBA	Small Business Administration
FDIC	Federal Deposit Insurance Corporation	SEC	Securities and Exchange Commission
Federal Reserve	Board of Governors of the Federal Reserve System	SOFR	Secured Overnight Financing Rate
FHLB	Federal Home Loan Bank	SRP	Share Repurchase Program
FOMC	Federal Open Market Committee	SVB	Silicon Valley Bank
FRB	Federal Reserve Bank	SVBB	Silicon Valley Bridge Bank, N.A.
GAAP	United States Generally Accepted Accounting Principles	TMT	Technology Media and Telecommunications
HQLS	High-Quality Liquid Securities	UPB	Unpaid Principal Balance
ISDA	International Swaps and Derivatives Association	UTB	Unrecognized Tax Benefit
LGD	Loss Given Default	VIE	Variable Interest Entity

PART I—FINANCIAL INFORMATION

Item 1. Business

General

First Citizens BancShares, Inc. (the "Parent Company" and when including all of its subsidiaries on a consolidated basis, "BancShares," "we," "us," or "our") was incorporated under the laws of Delaware on August 7, 1986, to become the holding company of First-Citizens Bank & Trust Company ("FCB"), its banking subsidiary. FCB opened in 1898 as the Bank of Smithfield in Smithfield, North Carolina, and later changed its name to First-Citizens Bank & Trust Company.

BancShares has expanded through de novo branching and acquisitions and as of December 31, 2024, operates a network of more than 500 branches and offices nationwide, predominantly located in the Southeast, Mid-Atlantic, Midwest, and Western United States, providing a broad range of financial services to individuals, businesses and professionals. At December 31, 2024, BancShares had total consolidated assets of $223.72 billion.

Throughout its history, the operations of BancShares have been significantly influenced by descendants of Robert P. Holding, who came to control FCB during the 1920s. Robert P. Holding's children and grandchildren have served as members of the Board of Directors (the "Board") of BancShares and of the Board of Directors of FCB (collectively with the Board of BancShares, the "Boards"), as chief executive officers and in other executive management positions and, since BancShares' formation in 1986, have remained stockholders owning a large percentage of its common stock.

The Chairman of the Boards and Chief Executive Officer, Frank B. Holding, Jr., is the grandson of Robert P. Holding. Hope Holding Bryant, Vice Chairwoman of the Boards, is Robert P. Holding's granddaughter. Peter M. Bristow, President and member of the Boards, is the brother-in-law of Frank B. Holding, Jr. and Hope Holding Bryant.

BancShares provides financial services for a wide range of consumer and commercial clients. This includes retail and mortgage banking, wealth management, small and middle market banking, factoring and leasing. BancShares provides commercial factoring, receivables management and secured financing services to businesses (generally manufacturers or importers of goods) that operate in various industries, including apparel, textile, furniture, home furnishings and consumer electronics. BancShares also provides deposit, cash management and lending to homeowner associations and property management companies. BancShares also owns a fleet of railcars and locomotives that are leased to railroads and shippers. Refer to the Segments section below for more information on markets we serve and products and services we offer.

BancShares delivers banking products and services to its customers through an extensive branch network and additionally operates a nationwide digital banking platform that delivers deposit products to consumers (the "Direct Bank"). Services offered at most branches include accepting deposits, cashing checks and providing for consumer and commercial cash needs. Consumer and business customers may also conduct banking transactions through various digital channels.

In addition to our banking operations, we provide various investment products and services through FCB's wholly owned subsidiaries, including First Citizens Investor Services, Inc. ("FCIS") and First Citizens Asset Management, Inc. ("FCAM"), and a non-bank subsidiary First Citizens Capital Securities, LLC ("FCCS"). As a registered broker-dealer, FCIS provides a full range of investment products, including annuities, brokerage services and third-party mutual funds. As registered investment advisers, FCIS and FCAM provide investment management services and advice. FCCS is a broker-dealer that also provides underwriting and private placement services. We also have other wholly owned subsidiaries, including SVB Wealth LLC, SVB Asset Management, and First Citizens Institutional Asset Management, LLC, which are active investment advisers.

Information regarding our business activities and operations is found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Business Combinations

In addition to organically growing our business, BancShares has historically pursued growth through strategic mergers and acquisitions to enhance organizational value, strengthen its presence in existing markets, as well as expand its footprint in new markets.

On March 27, 2023 (the "SVBB Acquisition Date"), FCB acquired substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities of Silicon Valley Bridge Bank, N.A. ("SVBB") from the Federal Deposit Insurance Corporation (the "FDIC") pursuant to the terms of a purchase and assumption agreement (the "SVBB Purchase Agreement") by and among FCB, the FDIC, and the FDIC, as receiver of SVBB (the "SVBB Acquisition"). SVBB was established following the closure of the former Silicon Valley Bank. BancShares maintains the Silicon Valley Bank brand as Silicon Valley Bank, a division of FCB.

On January 3, 2022, BancShares completed its merger (the "CIT Merger") with CIT Group Inc. ("CIT") and its subsidiary CIT Bank, N.A., a national banking association. BancShares maintains the CIT brand as CIT Group, a division of FCB.

For further discussion, refer to the "Business Combinations" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data, Note 2—Business Combinations.

Segments

As of December 31, 2023, our reportable segments included the General Bank, the Commercial Bank, Silicon Valley Bank ("SVB"), and Rail segments. All other financial information is included in the "Corporate" section of segment disclosures.

Effective January 1, 2024, we made the following changes to our segment reporting:
- the private banking and wealth management components of the SVB segment were integrated into the General Bank segment which already included other wealth management activities;
- the SVB segment was renamed SVB Commercial as its customers primarily include commercial clients in key innovation markets, as well as private equity and venture capital clients; and
- the Direct Bank (a nationwide digital banking platform that delivers deposit products to consumers) previously allocated to the General Bank segment was transitioned to Corporate which already included borrowings and brokered deposits.

Segment disclosures and related information for all fiscal periods included in this Annual Report on Form 10-K were retrospectively revised to conform with the above described changes to our reportable segments.

SEGMENT	MARKETS AND SERVICES
General Bank	• Delivers services to individuals and businesses through an extensive branch network and various digital channels, and offers a full suite of deposit products, loans (primarily business/commercial loans and residential mortgages), and various fee-based services. • Provides private banking and a range of personal financial solutions for consumers, including private equity and venture capital professionals and executive leaders of the innovation companies they support, and premium wine clients. • Provides a variety of wealth management products and services to individuals and institutional clients, including brokerage, investment advisory, and trust services. • Provides deposit, cash management and lending to homeowner associations and property management companies.
Commercial Bank	• Provides lending, leasing, capital markets and other financial and advisory services, primarily to small and middle-market companies across a variety of industries. • Provides asset-based lending, factoring, receivables management and secured financing services.
SVB Commercial	• Provides products and services to commercial clients in key innovation markets, such as healthcare and technology industries, as well as private equity and venture capital firms. • Offers a full suite of deposit products and positive pay services through online and mobile banking platforms, as well as at branch locations. Provides solutions to the financial needs of commercial clients through credit treasury management, foreign exchange, trade finance and other services including capital call lines of credit.
Rail	• Provides equipment leasing and secured financing to railroads and shippers.
Corporate [1]	• Earning assets primarily include investment securities and interest-earning deposits at banks. • Corporate includes Direct Bank, a nationwide digital bank. • Corporate includes interest income on investment securities and interest-earning deposits at banks; interest expense for borrowings, Direct Bank deposits, and brokered deposits; funds transfer pricing allocations; gains or losses on sales of investment securities; fair value adjustments on marketable equity securities; income from bank-owned life insurance; portions of personnel cost; and acquisition-related expenses. Corporate also includes certain items related to accounting for business combinations, such as gains on acquisitions, day 2 provisions for credit losses, discount accretion income for certain acquired loans, and the offsetting impacts of noninterest expense allocated to the segments.

[1] *All other financial information not included in the segments is reported in "Corporate."*

Reportable segments are discussed further in the "Results by Segments" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data, Note 22 —Segment Information.

Competition
The financial services industry is highly competitive and continues to evolve as a result of changes in regulation, technology, product delivery systems, the accelerating pace of consolidation among financial service providers, and the general market and economic climate. BancShares competes with national, regional and local financial services providers. In recent years, the ability of non-bank financial entities to provide services previously limited to commercial banks has intensified competition. Non-bank financial service providers are not subject to the same significant regulatory restrictions as traditional commercial banks and, as such, can often operate with greater flexibility and lower cost structures. More than ever, customers have the ability to select from a variety of traditional and nontraditional alternatives. Competition is based on a number of factors including, among others, customer service, quality and range of products and services offered, price, reputation, interest rates on loans and deposits and customer convenience. Our non-bank services compete with other insurance companies, investment firms and brokerage firms.

FCB's largest notable concentration of deposits by market share as of June 30, 2024 were in North Carolina (including our Direct Bank deposits) and South Carolina at 11.3% and 9.3%, respectively, which makes FCB the third largest bank in North Carolina and the fourth largest bank in South Carolina based on deposit market share according to the FDIC Deposit Market Share Report. The two banks larger than FCB based on deposits in both North Carolina and South Carolina were Bank of America and Truist Bank. The additional bank larger than FCB based on deposits in South Carolina was Wells Fargo. These banks collectively held 64.5% and 40.9% of North Carolina and South Carolina deposits, respectively.

As of December 31, 2024, FCB had more than 500 total domestic branches and offices, which included 214 in North Carolina, 120 in South Carolina and 83 in California. During January 2025, one of our leased branches in California was destroyed by wildfire as further discussed in the "Recent Events" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Geographic Locations
As of December 31, 2024, BancShares operated branches in Arizona, California, Colorado, Florida, Georgia, Hawaii, Kansas, Maryland, Massachusetts, Missouri, Nebraska, New Mexico, Nevada, North Carolina, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Virginia, Washington, West Virginia, and Wisconsin.

Refer to the Concentration Risk section in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for information on our commercial and consumer loan concentrations by state.

Human Capital
As of December 31, 2024, BancShares employed approximately 17,191 full-time staff and approximately 284 part-time staff for a total of 17,475 employees.

Our ability to attract, retain, and develop associates is critical to our success. We prioritize supporting our business by striving to ensure we have the right talent in the right jobs and with the right skills to fulfill our strategic objectives. Our vision is realized by cultivating a foundation that includes both a strong business strategy and a unified culture. A relationship-based, client-centered, and long-term focused approach supports our strategic objectives and reinforces a culture that prioritizes shared values and behaviors. These unwavering commitments position us to support our clients, colleagues, and communities in pursuing their greatest ambitions. Our client-centric approach has always been the bedrock of who we are, building deep and lasting relationships that prioritize the client experience. Our long-term focus allows us to make strategic decisions and investments designed to build long-term value and stability for all stakeholders, while skillfully managing risk along the way.

Our human resources team works to identify and deploy the critical talent needed to support these strategic objectives and our unified culture. We make talent attraction and retention a priority by offering learning and development opportunities, internal career mobility, a comprehensive total rewards package, and a welcoming values-based culture.

Fostering our culture is a strategic initiative, especially following the merger and acquisition activity over the past few years. During 2024, we reinforced our commitment to cultivating a unified culture by delivering initiatives that connected associates across the globe. To align and communicate our culture, we formalized and delivered compelling values, visuals and branding, creating a cohesive cultural identity. We delivered collaborative workshops to form connection and alignment across the organization and launched engaging new hire welcome sessions to instill our values from day one. In addition, we established our new workforce in India. These cultural efforts built a strong foundation to create a more connected, unified workforce as we move forward as one team in 2025.

In addition, our human resources team monitors and evaluates various metrics, specifically around attraction, retention, and development of talent. Our annual voluntary turnover, minus acquisition headcount, is typically lower than commonly used industry benchmarks. Aside from the expected effects from acquisition activity, voluntary turnover remained below the financial services industry benchmark through December 2024. We believe this reflects our strong corporate culture, competitive compensation and benefits structure, and commitment to career development.

Inclusion
We value diversity in people, in the markets we serve, and in the products and services we offer. We seek individuals with varied backgrounds because we understand that our differences contribute to a diversity of thought that enhances associate and customer relationships and propels innovation in our products and services. As a relationship-based culture, we believe it is important that associates feel included and valued and that we provide access to resources and opportunities that support long-term business success for BancShares and our associates.

At BancShares, we also prioritize creating connections, achieving our clients' goals, fostering a culture of belonging, and promoting educational and engagement opportunities to deepen relationships across the company. To further these efforts, we support a variety of business resource groups that are open to all our associates regardless of race, gender, or nationality. These groups play a key role in creating an inclusive workplace culture, striving to attract and retain the best available talent, enriching both associate and customer experiences, and achieving key business objectives.

Benefits
At BancShares, a strong focus on our associates' well-being is part of our culture and integral to our total rewards philosophy. Recognizing that well-being is an individual journey, our competitive benefits program has been thoughtfully designed to provide associates with options to choose from in five well-being dimensions – physical, financial, emotional, social, and community. Supporting the health and well-being of our associates, BancShares offers benefits that include, but are not limited to:
- medical plan options that include telehealth, dental and vision plan options, and wellness programs;
- a 401(k) plan, flexible spending accounts, life and accidental death and dismemberment insurance, short-term and long-term disability coverage, numerous voluntary coverages, and discount programs;
- paid time off and other time away such as holidays, parental leave, and volunteer leave; and
- an employee assistance program.

Regulatory Considerations
BancShares is subject to laws and regulation that govern its operations and impact the products and services it may offer, the risks that it may take, the corporate and financial actions it may take, and the information it must publicly disclose. In connection with those laws and regulations, BancShares is subject to regulation, supervision and periodic examination by supervisory authorities, including the FDIC, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Reserve Bank (the "FRB"), and the Consumer Financial Protection Bureau ("CFPB"). FCB, as a North Carolina state-charted bank that is not a member of the Federal Reserve System, is also subject to the laws and regulations of North Carolina and supervision by the North Carolina Office of the Commissioner of Banks, as well as other state laws and state regulators in the states in which FCB operates. BancShares, as a publicly traded company, is also subject to disclosure and reporting requirements under Securities and Exchange Commission ("SEC") rules and Nasdaq Stock Market ("Nasdaq") continued listing standards, as well as rules pertaining to governance and corporate actions. Certain of BancShares' subsidiaries are also subject to additional supervision and regulation, as discussed below, and FCB is also subject to laws and regulations applicable to banks that govern trust and other fiduciary activities.

Banking laws, regulations, and policies are continually under review by the U.S. Congress, state legislatures, and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters, and similar written guidance applicable to BancShares.

Regulations applicable to banking organizations generally serve to protect depositors and other customers, the Depositors Insurance Fund ("DIF"), the broader economy, and the stability of the U.S. financial system. Certain other laws and regulations, including those administered by the CFPB, are focused on consumer financial protection. In addition, disclosure and reporting requirements under SEC rules and regulations primarily aim to protect investors and securities markets. BancShares expects that its business will remain subject to extensive regulation and supervision.

Examinations by banking regulators consider compliance with applicable laws and regulations and evaluate against certain enhanced prudential standards, as discussed below. Following examinations, banking organizations may receive supervisory findings or ultimately be assigned supervisory ratings. Examination reports and supervisory ratings, as well as mandatory or discretionary actions by regulators under the applicable supervisory framework, could significantly impact a banking organization's operations or result in substantial monetary penalties. Nonmonetary requirements may be imposed if there is a failure to comply with applicable laws or regulations, operations are conducted in an unsafe or unsound manner, represent an unfair, deceptive, abusive act or practice, or do not meet supervisory expectations.

There are numerous rules governing the supervision and regulation of BancShares. The following discussion is a high-level summary of the laws and regulations that apply to BancShares, but the summary is not intended to be exhaustive or describe all of the laws, regulations and policies that apply to BancShares.

Enhanced Prudential Standards
BancShares is subject to certain enhanced prudential standards as a bank holding company ("BHC") with more than $100 billion in consolidated assets under the Bank Holding Company Act of 1956, as amended (the "BHCA") and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended (the "Dodd-Frank Act"), and the implementing regulations promulgated thereunder. Under the Dodd-Frank Act, certain enhanced prudential standards are mandatory for banking organizations with $250 billion or more in total consolidated assets, as well as nonbank financial companies that are deemed to be systemically important by the Federal Reserve. Pursuant to the Economic Growth, Regulatory Relief, and Consumer Protection Act, the Federal Reserve is authorized to apply any enhanced prudential standards to a banking organization with $100 billion or more in total consolidated assets on a tailored basis based on identified risk-based factors. The Federal Reserve, along with the FDIC and the Office of the Comptroller of the Currency (the "OCC"), adopted tailoring rules ("Tailoring Rules") for the applicability of enhanced prudential standards to banking organizations with $100 billion in total consolidated assets, which apply to the holding company and their subsidiary depository institutions. The Parent Company and FCB are currently subject to certain enhanced prudential standards as further described below.

Tailoring Rules. Under the Tailoring Rules, the Federal Reserve groups banking organizations into four categories based on total consolidated assets, off-balance sheet exposure, nonbank assets, weighted short-term wholesale funding, and cross-jurisdictional activities. Category I banking organizations, which are the U.S. Globally Systemically Important Banks ("GSIBs"), are subject to the most stringent enhanced prudential requirements, and Category IV banking organizations (i.e., between $100 billion and $250 billion in total consolidated assets, and less than $75 billion in nonbank assets, off-balance sheet exposure, cross-jurisdictional activities, and weighted short-term wholesale funding) are subject to the least stringent requirements. Category II banking organizations have $700 billion or more in total consolidated assets, or $100 billion or more in total consolidated assets and $75 billion or more in cross-jurisdictional activities, and do not meet the criteria for Category I banking organizations. Category III banking organizations have $250 billion or more in total consolidated assets, or $100 billion or more in total consolidated assets and $75 billion or more in weighted short-term wholesale funding, nonbank assets, or off-balance sheet exposure, and do not meet the criteria for Category I or II banking organizations. BancShares first became subject to the enhanced prudential standards under the Tailoring Rules as a Category IV banking organization in 2022, subject to the applicable transition provisions. The enhanced prudential standards that apply to BancShares include, but are not limited to, enhanced enterprise risk management and liquidity management requirements, supervisory stress testing and capital plan submission requirements, and enhanced governance standards. Further, BancShares is required to maintain a compliance system that is commensurate with its asset size, risk profile, complexity, and activities. As BancShares continues to grow, it may cross additional risk-based asset thresholds, subjecting it to additional regulatory requirements and enhanced scrutiny.

Basel III. The federal banking agencies have established a framework for enhanced capital and liquidity requirements for banking organizations with $100 billion or more in total assets that implements portions of the Basel III accords, developed by the Basel Committee on Banking Supervision (as implemented in the U.S., "Basel III"). Under Basel III, banking organizations with $100 billion or more in total consolidated assets that are Category III or IV banking organizations may follow a standardized approach to calculating risk-weighted assets ("RWA") and risk-based capital requirements, while Category I and II banking organizations are required to use an internal ratings-based approach to calculate RWA and risk-based capital consistent with an advanced approaches framework ("Advanced Approaches"). Category I, II and III banking organizations are also required under Advanced Approaches to comply with enhanced risk-based capital requirements on a tailored basis (e.g., a countercyclical capital buffer if activated and a supplementary leverage ratio requirement). In addition, Category I and II banking organizations, consistent with Advanced Approaches, must include accumulated other comprehensive income ("AOCI") in capital for purposes of calculating regulatory capital requirements, but Category III and IV banking organizations are able to opt-out of this requirement. As noted above, Category III banking organizations may follow a standardized approach to calculating RWA.

Capital Planning and Stress Testing. As a Category IV banking organization, BancShares is required to submit an annual capital plan to the Federal Reserve and is subject to biennial supervisory stress testing by the Federal Reserve under its Comprehensive Capital Analysis and Review ("CCAR") process in accordance with the applicable transition provisions. The Federal Reserve requires a banking organization to resubmit its capital plan if there is a material change in the banking organization's risk profile, financial condition or corporate structure since its most recent capital plan submission, or the Federal Reserve otherwise notifies the banking organization that a resubmission is required. The mandatory elements of a capital plan include (i) an assessment of the expected uses and sources of capital over the planning horizon, (ii) a description of the banking organization's process for assessing capital adequacy, (iii) the banking organization's capital policy, and (iv) a discussion of any expected changes to the banking organization's business plan that are likely to have a material impact on capital adequacy. The Federal Reserve calculates a banking organization's stress capital buffer ("SCB") requirement as part of the CCAR process, as further discussed below. The Federal Reserve evaluates capital planning and stress testing with a focus on whether those processes are supported by strong risk management and control frameworks. Significant deficiencies in a banking organization's capital planning and stress testing processes may result in supervisory directives that require the banking organization to address the identified deficiencies and potentially limit the organization's capital distributions. BancShares submitted a capital plan in 2024 in accordance with the regulatory requirements. As a banking organization with less than $250 billion in total consolidated assets, BancShares is not subject to the company-run stress testing requirements under the Dodd-Frank Act.

Capital Requirements. The Parent Company and FCB are subject to regulatory capital requirements under Basel III for the Tier 1 leverage ratio and ratios of qualifying capital to RWA (the "Risk-Based Capital Ratios" and, together with the Tier 1 leverage ratio, the "Regulatory Capital Ratios"). The total risk-based capital, Tier 1 risk-based capital, and common equity Tier 1 risk-based capital ("CET1") ratios are the Risk-Based Capital Ratios. CET1 capital is generally common stock, additional paid in capital, and retained earnings less applicable capital deductions.

As a Category IV banking organization, the Parent Company is also subject to the SCB requirements for the Risk-Based Capital Ratios, subject to the applicable transition provisions. The SCB is calculated by the Federal Reserve for each large banking organization and reflects losses under the severely adverse scenario in the supervisory stress tests. The SCB is calculated as the greater of (i) the difference between the organization's starting and minimum projected Risk-Based Capital Ratios under the severely adverse scenario in the supervisory stress test, plus the sum of the dollar amount of the firm's planned common stock dividends for each of the fourth through seventh quarters of the planning horizon as a percentage of RWA, or (ii) 2.5%, which is equal to the minimum capital conservation buffer under Basel III. The Parent Company will participate in the 2026 supervisory stress test which will determine the SCB applicable to the Parent Company. Additionally, federal banking agencies have developed prompt corrective action ("PCA") thresholds (described below) for Regulatory Capital Ratios to determine whether an institution is well capitalized. Failure of a banking organization to meet regulatory capital guidelines may subject it to a variety of enforcement remedies, including constraints on capital distributions and discretionary executive compensation, restrictions on its operations and activities, termination of deposit insurance by the FDIC and, under certain conditions, the appointment of a conservator or receiver.

As of December 31, 2024, the Regulatory Capital Ratios of the Parent Company and FCB exceeded the applicable Basel III requirements and the PCA well capitalized thresholds as further addressed under "Capital" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. The following table includes the Basel III requirements and PCA well capitalized thresholds for the Regulatory Capital Ratios.

	Basel III Minimum	Basel III Buffer	Basel III Total Requirement	PCA Well Capitalized Threshold
Regulatory Capital Ratios				
Total risk-based capital	8.00 %	2.50 %	10.50 %	10.00 %
Tier 1 risk-based capital	6.00	2.50	8.50	8.00
Common equity Tier 1	4.50	2.50	7.00	6.50
Tier 1 leverage	4.00	—	4.00	5.00

Resolution Planning. Consistent with its status as a Category IV banking organization, subject to the applicable transition provisions, BancShares is not required to submit a resolution plan under the Dodd-Frank Act and the implementing regulations of the Federal Reserve and FDIC (a "Living Will"). A Living Will must describe the banking organization's strategy for the rapid and orderly resolution of the parent company and nonbank entities within the banking organization under the U.S. Bankruptcy Code in a manner that substantially mitigates the risk that the failure would have serious adverse effects on financial stability in the United States.

FCB is required to submit a full resolution plan ("Resolution Plan") to the FDIC under the Covered Insured Depository Institution rule ("CIDI Rule"). The CIDI Rule generally applies to FDIC-insured depository institutions ("IDIs") with consolidated assets of $50 billion or more (with tailored requirements for IDIs with less than $100 billion in total consolidated assets). Resolution Plans submitted under the CIDI Rule generally require a more detailed discussion of the strategy for resolving the IDI than Living Wills (i.e., resolution plans required under the Dodd-Frank Act). The CIDI Rule requires that the Resolution Plans enable the FDIC as receiver to resolve the IDI in the event of its insolvency in a manner that ensures that depositors receive access to their insured deposits in a timely manner, maximizes the net present value return from the sale or disposition of a failed bank's assets, and minimizes the amount of any loss realized by the creditors in the resolution. Following an amendment to the CIDI rule effective October 1, 2024, Resolution Plans are evaluated under a new credibility standard. FCB is required to, among other things, submit a full Resolution Plan every three years and provide interim targeted information between full submissions. BancShares' first submission under the new regulatory reporting requirements will be due July 1, 2025.

Risk Management. As a Category IV banking organization, subject to the applicable transition provisions, BancShares is required to maintain an enterprise-wide risk management system, governance program, and compliance system commensurate with its size, risks, activities, and complexity. This includes prescribed standards for the implementation of risk governance frameworks addressing credit risk, interest rate risk, liquidity risk, price risk, operational risk, compliance risk, strategic risk, and reputation risks, as well as third-party risk management controls and practices. As part of its risk management regulatory framework, the federal banking agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Additional topics include cybersecurity, climate financial-risk management, and compensation, as discussed further below. In general, the guidelines are principle-based and set forth regulatory expectations for, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. There are a number of obligations and restrictions imposed on banking organizations by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and to the DIF in the event of failure of a depository institution. BancShares continues to enhance its risk management and compliance program post-SVBB Acquisition to meet regulatory expectations.

Category III Requirements. BancShares would become a Category III banking organization under the Tailoring Rules, and would be subject to more stringent enhanced prudential standards, if it had consolidated assets of $250 billion or more, or $100 billion or more in total consolidated assets and $75 billion or more in weighted short-term wholesale funding, nonbank assets, or off-balance sheet exposure, based on a four-quarter trailing average. Enhanced prudential standards and risk-based capital requirements for Category III banking organizations include, but are not limited to, the Living Wills requirement, annual (rather than biennial) supervisory capital stress testing, biennial company-run stress testing (if consolidated assets were $250 billion or more), Liquidity Coverage Ratio ("LCR") and Net Stable Funding Ratio ("NSFR") requirements, and, under Advanced Approaches, enhanced risk-based capital requirements (e.g., a countercyclical capital buffer if activated and a supplementary leverage ratio requirement, among others). The Category III requirements apply at the holding company level as well to the subsidiary depository institution, to the extent applicable. The LCR requirement is designed to ensure that banking organizations have sufficient high-quality liquid assets to survive a significant liquidity stress event lasting for 30 calendar days, and the NSFR requirement complements the LCR and ensures that a banking organization maintains a stable funding profile in relation to the composition of their assets and off-balance sheet activities over a one-year time horizon. The NSFR requirement ensures that a banking organization maintains minimum amounts of stable funding to support its assets, commitments, and derivatives exposures over a one-year time horizon. As a Category III banking organization, BancShares would be subject to a full LCR requirement and full NSFR requirement, unless it has less than $75 billion in average weighted short-term wholesale funding, in which case it would subject to a reduced LCR requirement and NSFR requirement at 85% of the full requirements. As a Category IV banking organization, subject to the applicable transition provisions, BancShares would be subject to modified LCR and NSFR requirements if it has $50 billion or more, but less than $75 billion, in average weighted short-term wholesale funding.

Proposed Rule for Basel III Endgame. In 2023, the federal banking agencies proposed a rule to implement the final components of the Basel III accords (the "Basel III Endgame"), which would apply additional capital requirements addressing credit risk, operational risk, and market risk for banking organizations with $100 billion or more in total consolidated assets. In general, the rules implementing Basel III Endgame as originally proposed would, among other things, require covered banking organizations to calculate total RWA for its Regulatory Capital Ratios under both an expanded risk-based approach and a standardized approach, use the lower of each as its binding Regulatory Capital Ratio for regulatory purposes (including capital planning, stress testing, and buffer frameworks), and require Category IV banking organizations to comply with the same enhanced risk-based capital requirements that apply to Category III banking organizations (e.g., a countercyclical capital buffer if activated and a supplementary leverage ratio requirement, among others). The proposal also would require Category III and Category IV banking organizations to follow the same requirements as Category I and Category II banking organizations in terms of mandatory inclusion of AOCI in capital for purposes of calculating regulatory capital requirements, as well as capital deductions and rules for minority interests.

In September of 2024, Federal Reserve Board Governor and Vice-Chair for Supervision, Michael Barr, announced his recommendation for a re-proposal of the rule that would not apply the Basel III Endgame changes to banking organizations with total consolidated assets between $100 billion and $250 billion, except as to mandatory inclusion of AOCI in capital for purposes of calculating regulatory capital requirements. Barr announced his resignation as Vice-Chair for Supervision, and the prospects for a final rule or re-proposal are uncertain at this time. We continue to evaluate the proposal, assess its potential impact and monitor for a re-proposal.

Proposed Long-Term Debt & Clean Holding Company Requirements. The federal banking agencies have proposed a rule that would require BancShares, as a banking organization with over $100 billion in total consolidated assets, to adhere to certain long-term debt and additional clean holding company requirements. In 2023, the federal banking agencies released the proposed rule which would require BancShares to (1) issue and maintain outstanding a minimum amount of long-term debt that would be available to absorb losses in the event of failure, (2) comply with "clean holding company" requirements for these holding companies (e.g., prohibition on engaging in certain activities at the holding company that could complicate its resolution) and (3) apply a stringent capital treatment to its holdings of long-term debt issued by other large banking organizations to discourage cross-holdings of long-term debt by other banking organizations. The minimum amount of eligible long-term debt required to be maintained would be equal to the greater of (i) 6% of the total RWA of the banking organization, (ii) 3.5% of average total consolidated assets of the banking organization, and, (iii) if it were subject to the supplementary leverage ratio, 2.5% of the leverage exposure under the supplementary leverage ratio for the banking organization. Debt instruments issued to satisfy the minimum long-term debt requirement would be required to meet certain criteria to ensure that the debt instruments can readily absorb losses in resolution. Compliance with the new requirements would be required through a phased-in approach over a three-year period, during which banking organizations would need to meet 25% of their long-term requirements by one year after effectiveness of the rule, 50% after two years, and 100% after three years. Additionally, if necessary for FCB to satisfy the minimum long-term debt requirements as a subsidiary of a covered company, the Parent Company would be required to purchase eligible internal debt securities from FCB in the amount necessary to satisfy such requirement. The proposal would allow banking organizations to receive credit for existing outstanding long-term debt that meets certain criteria. We continue to evaluate the proposal and assess its potential impact, and we expect we would need to issue additional long-term debt to satisfy these requirements.

Limitations on Dividends and Other Payments

The Parent Company and FCB are subject to limitations on dividends and other payments. A principal source of the Parent Company's liquidity is dividends from FCB. Failure to meet any enhanced prudential standards discussed above, or other mandatory or discretionary action by regulators, could impact the Parent Company or FCB's ability to declare dividends or make other payments or capital distributions, including equity repurchases. Federal and state banking agencies also have the authority to prohibit BancShares from engaging in an unsafe or unsound practice in conducting its business, which may limit or preclude capital distributions, depending on financial condition. In addition, the Parent Company's ability to make capital distributions, including paying dividends and repurchasing shares, is subject to the Federal Reserve's restrictions on capital distributions under the Basel III capital rules. Furthermore, under the Federal Deposit Insurance Act (the "FDI Act"), IDIs, such as FCB, are prohibited from making capital distributions, including the payment of dividends, if, after making such distributions, the institution would become undercapitalized. Additionally, banking organizations that are not considered well capitalized under the Basel III capital rules could be subject to restrictions on dividends, equity repurchases and compensation based on the amount of the shortfall. State law also prescribes certain limitations on payment of dividends.

Limitations on Mergers & Acquisitions

BancShares is subject to laws that may require regulatory approval for, or that otherwise impose limitations on, mergers, acquisitions or similar transactions. Failure to meet any enhanced prudential standards discussed above, or other mandatory or discretionary action by regulators, could impact the Parent Company or FCB's ability to complete or place limitations on the consummation of mergers, acquisitions or similar transactions. For example, under the BHCA, a BHC must obtain approval from the Federal Reserve prior to directly or indirectly acquiring ownership or control of 5% of the voting shares or substantially all of the assets of another depository institution holding company or IDI, or prior to merging or consolidating with another depository institution holding company. In addition, federal market share limitations impose conditions that an acquiring BHC, after and as a result of the acquisition, control no more than 10% of the total amount of deposits of IDIs in the U.S. and no more than 30%, subject to variation by state law, of such deposits in applicable states. Federal Reserve rules also prohibit a financial holding company ("FHC"), which we have elected to be, from combining with another company if the resulting company's liabilities would exceed 10% of the aggregate consolidated liabilities of all financial companies nationally.

The BHCA and other federal laws enumerate the factors the Federal Reserve must consider when reviewing the merger of BHCs, the acquisition of banks, or the acquisition of voting securities of a bank or BHC. These factors include the competitive effects of the proposal in the relevant geographic markets; the financial and managerial resources and future prospects of the companies and banks involved in the transaction; the effect of the transaction on the financial stability of the United States; the organizations' compliance with anti-money laundering ("AML") laws and regulations; the convenience and needs of the communities to be served; and the records of performance under the Community Reinvestment Act ("CRA") of the IDIs involved in the transaction.

In addition, under the FDI Act as amended by the Bank Merger Act ("BMA"), any IDI must also obtain approval of the FDIC before any merger, acquisition or certain similar transactions with another institution if the resulting institution will be a state chartered bank that is not a member of the Federal Reserve System. The FDIC maintains a policy statement outlining the agency's approach to evaluating bank merger and acquisition proposals under the BMA. The policy statement was last updated on September 17, 2024 to, among other things, clarify the FDIC's approach to evaluating the statutory factors under the BMA, and specifically provide clarity regarding what features of merger transactions may be consistent with favorable findings on the statutory factors under BMA. The policy statement was adopted under former FDIC Chair, Martin Gruenberg. Acting Chair of the FDIC, Travis Hill, recently announced several priorities for the agency, including replacing the 2024 current statement of policy with the goal of improving the merger approval process. Until further action by the FDIC, the 2024 current statement of policy remains in effect, and it is unclear when a replacement policy statement would be adopted and how it will differ from the current policy statement.

The Department of Justice ("DOJ") is responsible for evaluating mergers and acquisitions under the federal antitrust laws, and the Federal Trade Commission ("FTC") is responsible for evaluating nonbank acquisitions by a banking organization under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"). On September 17, 2024, the DOJ announced its withdrawal from the 1995 Bank Merger Guidelines and stated that the 2023 Merger Guidelines adopted by the DOJ and FTC in 2023, along with a new Banking Addendum, would be followed. Under the BHCA and BMA, mergers and acquisitions by BancShares are subject to a waiting period of 30-days unless the U.S. Attorney General consents to a shorter waiting period or the waiting period is otherwise waived by the approving banking agency due to an emergency that requires expeditious action or the proposal involves a probable bank failure. Transactions subject to review under the HSR Act are also subject to a 30-day waiting period, but the waiting period is only 15 days for transactions that are for cash tender offers or certain bankruptcy sales.

Holding Company Status
The Parent Company, as a BHC, is subject to laws that restrict the activities in which it is permitted to participate and impose requirements for support of FCB.

Activities. The Parent Company is generally limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. However, in addition to being a BHC, the Parent Company elected to be an FHC under the Gramm-Leach-Bliley Act of 1999 (the "GLBA"). BHCs that qualify and elect to be FHCs and continue to meet the eligibility requirements as an FHC (discussed below), though still limited in their activities, may more broadly engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve in consultation with the Secretary of the U.S. Treasury) or (ii) complementary to such financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve). Such activities may include, among other things, securities underwriting or merchant banking.

The eligibility requirements for an FHC include that the FHC and each of its subsidiary IDIs remain "well capitalized" and "well managed," and any subsidiary IDI must have received a rating under the CRA of at least "satisfactory" in its most recent examination. An IDI and its holding company are considered to be well capitalized if they each satisfy the requirements for this status under applicable bank capital requirements. An FHC with $100 billion or more in total consolidated assets is considered well managed if it receives a rating of "Broadly Meets Expectations" or "Conditionally Meets Expectations" for each of the component ratings under the Federal Reserve's Large Financial Institution ("LFI") rating system. Under the LFI rating system, the Federal Reserve assigns ratings based on three supervisory components: (i) capital planning and positions, (ii) liquidity risk management and positions, and (iii) governance and controls. If an FHC ceases to meet all of these requirements, the Federal Reserve may impose limitations or conditions on the conduct of its activities, as well as its ability to make certain acquisitions. If the failure to meet these standards persists, an FHC may be required to divest its IDI subsidiaries or cease all activities other than those activities that may be conducted by BHCs that are not FHCs. Furthermore, if an IDI subsidiary of an FHC has not maintained a satisfactory CRA rating, the FHC would not be able to commence any new financial activities or acquire a company that engages in such activities, though it may still be permitted to continue its existing activities.

The Volcker Rule. The Volcker Rule generally prohibits "banking entities" from engaging in proprietary trading or owning, investing in, or sponsoring "covered funds" which is defined to include hedge funds and private equity funds, subject to certain exemptions. The Volcker Rule applies to the Parent Company, FCB, and their subsidiaries and affiliates that fit the definition of a "banking entity" under the implementing regulations. In connection with the SVBB Acquisition, BancShares acquired interests in a portfolio of private funds, which are held and managed in accordance with the Volcker Rule. BancShares has developed and implemented a Volcker Rule compliance program commensurate with the size, scope, and complexity of its activities and its business structure.

Source of Strength. Under the Dodd-Frank Act, BHCs are required to act as a source of financial strength to their subsidiary banks. Pursuant to this requirement, the Parent Company is expected to commit resources to support FCB, including at times when the Parent Company may not be in a financial position to provide such resources. Any indebtedness resulting from capital loans made by a BHC to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a BHC's bankruptcy, any commitment by the BHC to a federal banking agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Community Reinvestment Act
The CRA requires the federal banking agencies to encourage financial institutions to help meet the credit needs of the local communities, including low- and moderate-income ("LMI") neighborhoods. As discussed above, if FCB receives a CRA rating of less than "satisfactory" from the FDIC, its activities as an FHC may be limited. Performance under the CRA is also considered when federal banking agencies analyze applications for mergers and acquisitions, as well as branch openings.

In 2023, the federal banking agencies jointly issued a final rule to strengthen and modernize the existing CRA regulations. The effective date of the rule was April 1, 2024, with compliance of the majority of its provisions required by January 1, 2026 and the compliance with data reporting requirements required by January 1, 2027. Under the final rule, the agencies will evaluate a bank's CRA performance based upon the varied activities that it conducts and the communities in which it operates, and CRA evaluations and data collection requirements will be tailored based on bank size and type. The final rule was preliminarily enjoined on March 29, 2024, following legal challenge. We continue to monitor the case and for any appeal by the agencies.
In connection with the objectives of the CRA, FCB is currently implementing a community benefits plan that was developed in collaboration with representatives of national, state, and local community reinvestment organizations. Under the community benefit plan, FCB committed to invest $16 billion over a five-year period beginning in 2021 in the communities served by FCB, including $3.2 billion in home purchase, home improvement and mortgage refinance loans focused on LMI and minority borrowers in majority-minority geographies, $5.9 billion in small business lending, and $6.9 billion in community development lending and investments. The plan also provides for $50 million in CRA grants.

In addition, FCB is currently implementing an addendum to SVB's prior community benefits plan. The addendum was agreed to by FCB in November 2023 in connection with the SVBB Acquisition and was developed through working with national, statewide, and local community reinvestment organizations to extend support to Northern California and Eastern Massachusetts. Under the addendum, FCB committed to a $6.5 billion community benefit target with the following components: $2.25 billion in small business lending, $3.6 billion in CRA development lending and investing, and $650 million in residential mortgages to LMI borrowers and in selected LMI census tracts. Additionally, FCB committed to $35 million in CRA grants, with $10 million of that sum dedicated to an affordable home mortgage subsidy program.

FDIC Insurance
FCB is required to pay the FDIC premiums for deposit insurance according to base deposit insurance assessment rate schedules, which remain elevated following a uniform increase of 2 basis points ("bps") by the FDIC that began in the first quarterly assessment period of 2023. The FDIC increased the base deposit insurance assessments rates following growth in insured deposits during the first and second quarters of 2020 that caused the DIF reserve ratio to decline below the statutory minimum of 1.35%. The increased assessment rate schedules are expected to remain in effect until the reserve ratio meets or exceeds 2%, absent further action by the FDIC.

In addition, FCB is subject to special assessments to recover the loss to the DIF associated with the bank failures in spring of 2023. The assessment base for an IDI is equal to the institution's estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits. The FDIC began collecting the special assessment at an annual rate of 13.4 bps beginning with the first quarterly assessment period of 2024, and the agency is expected to continue to collect special assessments for an anticipated total of eight quarterly assessment periods. We accrued a FDIC insurance special assessment charge of $64 million in 2023. During 2024, the FDIC revised its loss estimate, indicating higher losses than originally estimated to the DIF, and therefore we accrued an additional charge of approximately $11 million, that is expected to be paid in two quarterly periods after the initial assessment payments.

Requirements for Brokered Deposits and Deposit Brokers; Limited Exception for Reciprocal Deposits

FCB may be limited in its ability to accept deposits made to it with the assistance of a third-party deposit broker if it is not well capitalized. Section 29 of the FDI Act and the FDIC's implementing regulations limit the ability of an IDI to accept brokered deposits unless the institution is well capitalized, or the IDI is adequately capitalized and obtains a waiver from the FDIC. IDIs that are less than well capitalized generally cannot accept brokered deposits, and are subject to restrictions on the interest rates paid on deposits. IDIs that are well capitalized or adequately capitalized and meet certain other criteria are able to exempt from treatment as "brokered" deposits up to $5 billion or 20% of the institution's total liabilities in reciprocal deposits (defined generally as deposits received by a depository institution through a deposit placement network with the same maturity and in the same aggregate amount as deposits placed by the depository institution in other network institutions).

Transactions with Insiders and Affiliates

Pursuant to the Federal Reserve Act, Regulation W and Regulation O, the authority of FCB to engage in transactions with or make loans to insiders or "affiliates" is limited. Among other things, loan transactions with an affiliate generally must be collateralized and certain transactions between FCB and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to FCB, as those prevailing for comparable nonaffiliated transactions. Additionally, FCB is subject to individual and aggregate lending limits with respect to "extensions of credit" to Insiders. Further, FCB generally may not purchase securities issued or underwritten by affiliates. FCB receives management fees from its subsidiaries and the Parent Company for expenses incurred for performing various functions on their behalf. These fees are charged to each company based upon the estimated cost for usage of services by that company. All intercompany transactions are eliminated from the consolidated financial statements.

Crypto-Asset Related Activities

Under applicable guidance from the Federal Reserve and FDIC, banking organizations must give notice and obtain supervisory feedback prior to engaging in any crypto-related activities. In addition, prior to engaging in any such activities, the banking organization is expected to ensure that the activities are legally permissible under relevant state and federal laws and ensure that the banking organization has adequate systems, risk management, and controls to ensure that the activities are conducted in a safe and sound manner consistent with applicable laws, including consumer protection laws. As a result of the change in the presidential administration and anticipated corresponding changes in the leadership of the federal banking agencies, it is uncertain whether the agencies will continue to adhere to this supervisory framework. BancShares does not engage in any crypto-related activities but continues to monitor the regulatory landscape.

Anti-Money Laundering & Economic Sanctions

FCB and one of its subsidiaries, FC International, Inc. ("FC International"), are subject to the Bank Secrecy Act of 1970 ("BSA") and subsequent laws and regulations, including USA PATRIOT Act of 2001 (the "Patriot Act"), that require financial institutions to take steps to prevent the use of their systems to facilitate the flow of illegal or illicit money or terrorist funds, including AML compliance programs, and to report certain activity to the government. The BSA, which is administered by the U.S. Financial Crimes Enforcement Network, also requires covered financial institutions to provide AML training to employees, designate an AML compliance officer and annually audit the AML program to assess its effectiveness, and imposes compliance and due diligence obligations, including standards for verifying customer identification at account opening and maintaining expanded records, as well as beneficial ownership requirements. The United States has also imposed economic sanctions on transactions with certain designated foreign countries, nationals and others, which are enforced by the U.S. Treasury's Office of Foreign Asset Control ("OFAC"). Failure of a financial institution to maintain and implement adequate compliance programs for the foregoing, or to comply with all the relevant laws and regulations, could have serious legal and reputational consequences, including material fines and sanctions. FCB has implemented a program designed to facilitate compliance with the full extent of the applicable BSA, OFAC and Patriot Act related laws, regulations and related sanctions.

Consumer Laws and Regulations

FCB is subject to certain laws and regulations designed to protect consumers in transactions with banks. These laws include the Truth in Lending Act ("TILA"), the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, Real Estate Settlement Procedures Act, Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Fair Housing Act and the Servicemembers Civil Relief Act, many of which are enforced by the CFPB. Under TILA in particular, residential mortgage lenders are required to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms, based on certain prescribed evaluation alternatives. The foregoing laws and related regulations mandate certain disclosures and regulate the manner in which financial institutions transact business with certain customers.

A number of regulatory authorities may enforce consumer laws and regulations. The CFPB is BancShares' primary federal regulator for the regulation, supervision, and enforcement of the federal consumer protection laws. The CFPB is generally authorized to prevent any institution under its authority from engaging in an unfair, deceptive, or abusive act or practice in connection with consumer financial products and service, and to take supervisory and enforcement action against financial services companies under the agency's jurisdiction that fail to comply with federal consumer financial laws. Enforcement actions may include imposition of substantial monetary penalties and nonmonetary requirements. In recent years, the CFPB has been focused on enforcement actions and rulemakings aimed at eliminating or restricting a number of fees assessed by financial institutions such as overdraft and non-sufficient funds ("NSF") fees as well as other transaction- and account management-related fees deemed by the CFPB to be "junk fees." In response to this and other legislative and regulatory scrutiny, in January 2022, we announced an elimination of NSF fees and a decrease in overdraft fees. On December 12, 2024, the CFPB adopted its final overdraft rule, which requires institutions with more than $10 billion in assets to (i) cap their overdraft fee at $5, (ii) cap their fee at an amount that covers costs and losses, or (iii) treat overdraft lending the same as other loans and comply with the standard legal and regulatory requirements that govern other consumer loans, like credit cards, with account disclosures, periodic statements, and autopay options. The compliance date for the rule is October 1, 2025. On December 16, 2024, several trade groups filed a lawsuit in federal court against the CFPB challenging the statutory authority of the agency to adopt the rule. On February 8, 2025, the acting director of the CFPB issued a notice to staff to cease all supervision and examination activity. We continue to monitor the impacts of the change in political environment on the CFPB as a result of the Trump administration and makeup of Congress, the status of the lawsuit, and prepare for compliance with the rule.

FCB, as a state-chartered bank, is also subject to state consumer protection laws in the states in which it operates, and the Dodd-Frank Act enhanced the ability of state attorneys general to enforce federal consumer protection laws.

Privacy, Data Protection, and Cybersecurity

BancShares is subject to a number of federal, state, local and foreign laws and regulations relating to consumer privacy and data protection. These laws include certain portions of the GLBA, the federal banking agencies' Computer-Security Incident Notification rule (the "36 Hour Rule"), the SEC's item for cybersecurity incidents Current Report on Form 8-K ("Cybersecurity Form 8-K Item"), the California Consumer Privacy Act of 2018 (the "CCPA"), and the New York Department of Financial Services' ("NYDFS") 2017 cybersecurity regulation (the "NY Cybersecurity Regulation").

These laws govern the collection, sharing, use, disclosure and protection of personal information, the intent of which is to increase transparency related to how personal information is processed, choices individuals have to control how their information is used and to protect the privacy of such information. The GLBA and its implementing regulations and guidance limit the ability of financial institutions to disclose certain non-public information about consumers to nonaffiliated third parties, and further require financial institutions to notify consumers of their privacy policies and practices, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third-party in some cases, implement appropriate safeguards to their customers' nonpublic, personal information, and, in some instances, notify regulators and/or customers in the event of a data breach under applicable laws. The 36 Hour Rule requires that banking organizations notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a computer-security incident that rises to the level of a notification incident under the rule, and that bank service providers notify any affected bank to which, or on behalf of which, the service provider provides services as soon as possible after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours. The Cybersecurity Form 8-K Item generally requires that public companies disclose a material cybersecurity incident on a Current Report on Form 8-K within four days of management's determination that the incident is material. The CCPA provides for enhanced individual privacy rights and imposes increased obligations on companies handling personal information, and the NY Cybersecurity Regulation requires financial institutions regulated by NYDFS to, among other things, implement certain cybersecurity controls and make reports to NYDFS upon the occurrence of certain cybersecurity events.

In addition, on October 22, 2024, the CFPB adopted its final rule for Personal Financial Data Rights, commonly known as the "Open Banking" rule, designed to facilitate the transfer of customer information at the direction of the customer to other financial institutions. This rule requires financial institutions to make consumers' data available upon their request and without charge to other authorized financial institutions or other third parties in a secure and reliable manner and defines obligations for those third parties accessing consumers' data, including privacy protections.

In addition to the foregoing, federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines and related regulatory materials increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services. Under SEC rules, companies also must provide enhanced disclosures in their Annual Reports on Form 10-K with respect to cybersecurity risk assessment and management, strategy and governance, including disclosures regarding management's role in overseeing the public company's cybersecurity risk management and compliance program. Refer to Item 1C. Cybersecurity for additional information.

The U.S. Congress, federal and state regulators, as well as regulators outside the United States, have implemented or are considering implementing data protection laws or regulations, which could create new individual privacy rights and impose increased obligations on companies handling personal information, impacting our data security- and privacy-related internal controls and risk profile. For example, in Europe and in the United Kingdom, both the EU General Data Protection Regulation and the UK General Data Protection Regulation impose extensive obligations on companies that process personal data of individuals in Europe, with the potential for significant fines for non-compliance (up to 4% of total annual worldwide revenue). Some of its requirements include prompt notice of data breaches, in certain circumstances, to affected individuals and supervisory authorities.

Climate

BancShares is subject to a number of laws relating to climate, among those being the federal banking agencies' Principles for Climate-Related Financial Risk Management for LFIs (the "CRFR Banking Principles") and California's Climate Corporate Data Accountability Act (the "California CCDAA") and Climate-Related Financial Risk Act (the "California CFRA"). The CRFR Banking Principles provide a high-level framework for the safe and sound management of exposures to climate-related financial risks, including physical and transition risks associated with climate change, and cover governance; policies, procedures, and limits; strategic planning; risk management; data, risk measurement, and reporting; and scenario analysis. The California CCDAA requires annual public disclosure of scope 1, 2, and 3 greenhouse gas emissions, with scope 1 and 2 reporting required in 2026 and scope 3 in 2027, and the California CRFRA requires biennial public disclosure of climate-related financial risks, with the first disclosure required by January 1, 2026. New York is considering a law similar to the California CRFRA.

Compensation

Our compensation practices are subject to oversight by the federal banking agencies, Nasdaq, and, with respect to some of our subsidiaries, by other financial regulatory agencies. The federal banking agencies have issued joint guidance on executive compensation designed to ensure that the incentive compensation policies of banking organizations take into account risk factors and are consistent with the safety and soundness of the organization. The guidance also provides that supervisory findings with respect to incentive compensation will be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or other corporate decisions. The guidance further provides that the agencies may pursue enforcement actions against a banking organization if its incentive compensation and related risk management, control or governance processes pose a risk to the organization's safe and sound practices. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness, and the organization is not taking prompt and effective measures to correct the deficiencies. Pursuant to SEC rules and the listing standards of the Nasdaq mandated by the Dodd-Frank Act, Nasdaq listed companies are required to (i) adopt and implement a compliant incentive compensation clawback policy; (ii) file the clawback policy as an exhibit to their annual reports; and (iii) provide certain disclosures relating to any compensation recovery triggered by the clawback policy. Our clawback policy is filed as Exhibit 97 to this Annual Report on Form 10-K. In addition, the Dodd-Frank Act requires the federal banking agencies and the SEC to issue regulations requiring covered financial institutions to prohibit incentive compensation arrangements that encourage inappropriate risks by providing compensation that is excessive or that could lead to material financial loss to the institution. On May 6, 2024, the FDIC, the OCC and the Federal Housing Finance Agency issued a notice of proposed rulemaking ("NPR") to address incentive-based compensation arrangements. The proposed rule includes general qualitative requirements aimed at making incentive-compensation arrangements more sensitive to risk that are applicable to all covered financial institutions, as well as additional requirements for financial institutions with total consolidated assets of $50 billion or more. The prospects and timing for the adoption of the proposed rule remain uncertain because both the Federal Reserve and the SEC have not joined the proposal.

Artificial Intelligence

We are subject to regulation of our business and operations, including risk management, with respect to artificial intelligence ("AI"). In 2023, the Biden Administration issued an Executive Order on Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence ("Executive Order 14110") that required certain federal agencies, including the CFPB, to address potential discrimination in the housing and consumer financial markets relating to the use by financial institutions of AI technologies. On June 24, 2024, the CFPB along with the federal banking agencies, the National Credit Union Administration, and the Federal Housing Finance Agency, adopted a final rule on Quality Control Standards for Automated Valuation Models to address the use of algorithms and AI in estimating home values. The final rule implements quality control standards mandated by the Dodd-Frank Act for the use of automated valuation models by mortgage originators and secondary market issuers in determining the collateral worth of a mortgage secured by a consumer's principal dwelling.

In addition, on March 27, 2024, the U.S. Treasury released a report that cautioned financial institutions like us to be aware of the special vulnerabilities of AI-based tools and the novel capacities that AI grants to threat actors seeking to carry out targeted cyberattacks against financial institutions. On September 23, 2024, the DOJ updated its guidance to federal prosecutors in conducting an investigation of a corporation related to the evaluation of corporate compliance programs, including an expectation that companies will have conducted a risk assessment regarding the use of new technologies like AI and taken appropriate steps to mitigate related risk. On January 20, 2025, President Trump revoked Executive Order 14110, and on January 23, 2025, President Trump issued an Executive Order on Removing Barriers to American Leadership in Artificial Intelligence, and mandating the review of policies, directives, regulations, orders and other actions taken pursuant to the revoked Executive Order 14110.

States are actively regulating the use of AI technologies, including initiatives from the California Privacy Protection Agency and the NYDFS. We continue to monitor and evaluate proposals related to AI regulation and assess their potential impact.

Other Regulated Subsidiaries

BancShares' broker-dealer and registered investment adviser subsidiaries are regulated by the SEC and, with respect to broker-dealers, by the Financial Industry Regulatory Authority ("FINRA"). The broker-dealer and investment adviser subsidiaries also are subject to additional regulation by states and local jurisdictions. The SEC and FINRA have active enforcement functions that oversee broker-dealers and investment advisers and can bring actions that result in fines, restitution, a limitation on permitted activities, disqualification to continue to conduct certain activities and an inability to rely on certain favorable exemptions. Certain types of infractions and violations also can affect the ability to issue new securities expeditiously. In addition, certain changes in the activities of a broker-dealer require approval from FINRA, and FINRA takes into account a variety of considerations in acting upon applications for such approval, including internal controls, capital levels, management experience and quality, prior enforcement and disciplinary history, and supervisory concerns.

BancShares' insurance activities are subject to licensing and regulation by state insurance regulatory agencies. Insurance regulatory authorities generally have broad administrative powers with respect to, among other things: licensing companies and agents to transact business; establishing statutory capital and reserve requirements and the solvency standards that must be met and maintained; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments. Our Vermont insurance captive subsidiary is required to file reports, generally including detailed annual financial statements, with the insurance regulatory authority, and its operations and accounts are subject to periodic examination by such authorities.

BancShares' equipment financing and leasing operations are subject to laws, rules, and regulations administered by authorities in jurisdictions where business is conducted. In the United States, equipment financing and leasing operations are subject to rules and regulations relating to health, safety, operations, maintenance, and mechanical standards promulgated by federal and state agencies and industry organizations.

In connection with its Rail segment, BancShares' maintains a wholly owned subsidiary, FC International, which is a corporation chartered by the Federal Reserve pursuant to Section 25A of the Federal Reserve Act ("Edge Act"). Edge Act corporations are banking organizations that are authorized to engage in international banking and foreign financial transactions, and the U.S. activities of such corporations are generally limited to those that are incidental to their foreign operations. FC International holds equity interests in foreign companies that support our Rail segment. FC International is subject to supervision and regulation by the Federal Reserve, including examination, reporting, capital, and the BSA and AML requirements pursuant to the Edge Act and the Federal Reserve's Regulation K.

Impact of Presidential and Congressional Elections on Recent Rulemaking
Control of the White House and the U.S. Congress shifted to the Republican Party in January 2025 as a result of the recent presidential and congressional elections. President Trump and many Republican members of Congress have advocated for a significant reduction of financial services regulation, potentially including amendments to the Dodd-Frank Act and other federal banking laws, and structural changes to regulatory agencies. Consequently, Congress and/or the relevant federal agencies may seek to roll back or modify some or much of the rulemaking and regulatory guidance issued under the Biden administration, particularly the actions taken in the past year. Notably, the CFPB announced the appointment of a new acting director as of February 7, 2025, and instructed employees to "cease all supervision and examination activity" as of February 8, 2025. Further, a change in the leadership of the FDIC and OCC is expected under the Trump administration; however, the timing and impact of any future changes in leadership on the regulatory, enforcement, and supervisory priorities of each agency is uncertain at this time. We will continue to closely monitor developments and changes to the regulatory agencies.

Available Information

We make available on our investor relations website (ir.firstcitizens.com) BancShares' Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, free of charge, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Interested parties may also directly access the SEC's website (www.sec.gov), which contains reports, proxy and information statements and other information electronically filed by BancShares. Except as specifically incorporated by reference into this Annual Report on Form 10-K, information on those websites is not part of this report.

Item 1A. Risk Factors.

Risk Factor Summary

We are subject to a number of risks and uncertainties that could have a material impact on our business, financial condition and results of operations and cash flows. As a financial services organization, certain elements of risk are inherent in our transactions and operations and are present in the business decisions we make. We encounter risks as part of the normal course of our business, and our success is dependent on our ability to identify, understand and manage the risks presented by our business activities. We categorize risks in this Item 1A. Risk Factors into the following areas, and the principal risks and uncertainties that management believes make an investment in us speculative or risky are summarized within their respective areas:

- **Strategic Risks:** The risk to our current and projected financial condition arising from adverse business decisions, poor implementation, or lack of responsiveness to changes in the industry and operating environment.
  - *We may be adversely affected by risks associated with previous or potential future acquisitions, and any future acquisition may be subject to increased regulatory scrutiny.*
  - *We encounter significant competition that may reduce our market share and profitability and our financial performance depends upon our ability to attract and retain customers for our products and services, which may be adversely impacted by weakened consumer or business confidence and by any inability on our part to predict and satisfy customers' needs and demands.*

- **Operational Risks:** The risks of loss resulting from inadequate or failed processes, staffing and systems or from external events.
  - *We face significant operational risks in our businesses and may fail to maintain appropriate operational infrastructure and oversight.*
  - *A cyberattack, information or security breach, or a technology outage of ours or of a third-party could adversely affect our ability to conduct our business, manage our exposure to risk, result in the disclosure or misuse of confidential customer or employee data or proprietary information, and increase our costs to maintain and update our operational and security systems and infrastructure. Such an event could adversely impact our results of operations, liquidity and financial condition, as well as cause us legal or reputational harm.*
  - *We depend on the effectiveness and integrity of employees, and the systems and controls for which they are responsible, to manage operational risks.*

- **Credit Risks:** The risks that a borrower, obligor, or counterparty will fail to perform on an obligation.
  - *If we fail to effectively manage credit risk, our business and financial condition will suffer.*
  - *Our allowance for credit losses may prove to be insufficient to absorb losses in our credit portfolios.*
  - *Our concentration of loans and leases in certain industries increases the risk of losses and could impair our earnings if these industries experience economic difficulties.*

- **Market Risks:** The risks to our financial condition resulting from adverse movements in domestic and international macroeconomic and political conditions, as well as economic output levels, interest and inflation rates, employment levels, prices of commodities, consumer confidence levels, and changes in consumer spending, international trade policy, and fiscal and monetary policy.
  - *Failure to effectively manage our interest rate sensitivity within our defined risk appetite could adversely affect our earnings.*
  - *Unfavorable economic conditions, as considered through a range of metrics, have and could continue to adversely affect our business.*

- **Liquidity Risks:** The risks that we will be unable to meet our obligations as they come due because of an inability to (i) liquidate assets or obtain adequate funding, or (ii) unwind or offset specific exposures without significantly lowering market prices because of inadequate market depth or market disruptions, or that we will not meet the liquidity management requirements applicable to us as a Category IV banking organization, subject to the applicable transition periods.
  - *If our current level of balance sheet liquidity were to experience significant pressure, it could affect our ability to pay withdrawals by depositors, repay the Purchase Money Note (defined below) and fund our operations.*
  - *We are subject to enhanced liquidity risk management requirements as a Category IV banking organization, and failure to meet these requirements could result in regulatory and compliance risks, and possible restrictions on our activities.*

- **Capital Adequacy Risks:** The risks that our capital levels become inadequate to preserve our safety and soundness, support our ongoing business operations and strategies and provide us with support against unexpected or sudden changes in the business/economic environment, or that we will not meet the capital adequacy requirements applicable to us as a Category IV banking organization, subject to the applicable transition periods.
  - *Our ability to grow is contingent upon access to capital, which may not be readily available to us.*
  - *If we fail to meet regulatory guidelines, including enhanced capital adequacy, liquidity, stress testing, and capital planning requirements, or are subject to certain other legal limitations, our financial condition and ability to pay dividends or make other payments could be adversely affected.*
  - *Increases to our level of indebtedness could adversely affect our ability to raise additional capital and to meet our obligations.*

- **Compliance Risks:** The risks of loss or reputational harm to us resulting from regulatory sanctions, fines, penalties or losses due to our failure to comply with laws, rules, regulations or other supervisory requirements applicable to us.
  - *We operate in a highly regulated industry, and the laws and regulations that govern our operations, taxes, corporate governance, executive compensation and financial accounting and reporting, including changes in them or our failure to comply with them, may adversely affect us.*
  - *Information security and data privacy are areas of heightened legislative and regulatory focus.*

- **Asset Risks:** The risks that the value of our long-lived assets will be lower than expected, resulting in reduced income over the remaining life of the asset or a lower sale value.
  - *We may not be able to realize our entire investment in the equipment that we lease to our customers.*
  - *Accounting for acquired assets may result in earnings volatility.*

- **Financial Reporting Risks:** The risks that our financial information is reported incorrectly or incompletely, including through the improper application of accounting standards or other errors or omissions.
  - *Accounting standards may change and increase our operating costs or otherwise adversely affect our results.*
  - *Our accounting policies and processes are critical to the reporting of our financial condition and results of operations. They require management to make estimates about matters that are uncertain, and such estimates may be materially different from actual results.*

The risks and uncertainties that management believes are material to an investment in us are described below. Additional risks and uncertainties that are not currently known to management or that management does not currently deem material could also have a material adverse impact on our financial condition, the results of our operations or our business. If such risks and uncertainties were to materialize or the likelihoods of the risks were to increase, we could be adversely affected, and the market price of our securities could significantly decline. The below risk factors should be read in conjunction with the information under "Regulatory Considerations" in Item 1. Business, as well as Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and the audited consolidated financial statements and Notes to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

Strategic Risks

We may be adversely affected by risks associated with previous and future acquisitions, and any future acquisitions may be subject to increased regulatory scrutiny.

We plan to continue to grow our business organically. However, we have pursued and expect to continue to pursue acquisition opportunities that we believe support our business strategies and may enhance our profitability. We must generally satisfy a number of material conditions prior to consummating any acquisition including, in many cases, federal and state regulatory approval or requirements, and we may be subject to potentially increased regulatory requirements in the future. Further, changes in policies focused on bank acquisitions may interfere or impede future acquisition opportunities. The FDIC and DOJ recently revised their bank merger review standards. These agency actions have significantly modified the existing regulatory framework for bank merger transactions such that future proposed bank merger transactions by us may be subject to heightened regulatory scrutiny. Refer to Item 1. Business—Regulatory Considerations—Limitations on Mergers & Acquisitions for additional discussion on these developments. Early indications suggest that the Trump administration will encourage the agencies to return to a less restrictive approach to bank merger reviews, including possible rescission or modification of the recent pronouncements described above. Any enhanced regulatory scrutiny of bank mergers and acquisitions and revision of the framework for merger application review may adversely affect the marketplace for such transactions, could result in any future acquisitions being delayed, impeded or restricted in certain respects and result in new rules that possibly limit the size of financial institutions we may be able to acquire in the future and alter the terms for such transactions.

We may fail to complete strategic and competitively significant business opportunities as a result of our inability to obtain required regulatory approvals in a timely manner or at all, or the approval for such opportunity could include conditions imposing additional costs or limitations that reduce the anticipated related benefits.

In addition, we may fail to realize the anticipated benefits of our previous acquisitions and fully integrating our prior acquisitions may be more difficult, costly or time-consuming than expected. Acquisitions of financial institutions, assets of financial institutions or other operating entities involve operational risks and uncertainties, including but not limited to:

- difficulties, inefficiencies, or cost overruns associated with the integration of operations, personnel, technologies, services, and products of acquired companies with ours;
- inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits;
- potential disruption to our business; and
- the possible loss of key executive officers, employees and customers.

In addition, acquired companies or assets may have unknown or contingent liabilities, exposure to unexpected asset quality problems that require write downs or write-offs, additional regulatory requirements or difficulty retaining key employees and customers. Due to these and other issues relating to acquisitions, we may not be able to realize projected cost savings, synergies or other benefits associated with any prior or future acquisition. Failure to efficiently integrate any acquired entities or assets into our existing operations could significantly increase our operating costs and consequently have material adverse effects on our financial condition and results of operations.

In the past, we have acquired, and may in the future continue to acquire, certain assets and assume certain liabilities of failed banks in FDIC-assisted transactions. FDIC-assisted transactions, such as the SVBB Acquisition, present unique risks because of the limited due diligence, expedited timelines, minimal negotiation of terms required by the FDIC and the limited availability of audited financial statements of the assets acquired and liabilities assumed. To mitigate certain of those risks, including credit risks of acquired loans, FDIC-assisted transactions typically provide for FDIC assistance, including potential loss-sharing. For example, in connection with the SVBB Acquisition, FCB entered into a commercial shared loss agreement with the FDIC. Although loss sharing agreements reduce the credit risks of, and capital required for, FDIC-assisted transactions, these transactions often require additional resources and time to service acquired problem loans, costs related to integration of personnel and operating systems, and the establishment of processes and internal controls to service acquired assets in accordance with applicable FDIC standards. If the covered loans are not managed in accordance with the commercial shared loss agreement, the FDIC has the right to refuse or delay payment for loan losses. Losses we experience on the assets acquired in the SVBB Acquisition that are not covered under the commercial shared loss agreement could have an adverse effect on our business, financial condition, results of operations and prospects.

The SVBB Acquisition, like the CIT Merger, increased the breadth and complexity of our business with the addition of new business lines in which we had not previously engaged and expanded our geographic scope to new areas. Further, legacy Silicon Valley Bank loans were concentrated within certain industries, including technology, life science and healthcare, and with private equity and venture capital clients. Our future success depends, in part, upon the continued ability to manage this expanded business while strengthening our reputation among the venture capital and private equity communities, and other participants in the industries that legacy Silicon Valley Bank served, which poses challenges for management, including challenges related to the management and monitoring of new and expanded operations and associated increased costs and complexity.

We encounter significant competition that may reduce our market share and profitability and our financial performance depends upon our ability to attract and retain customers for our products and services, which may be adversely impacted by weakened consumer or business confidence and by any inability on our part to predict and satisfy customers' needs and demands.

Our profitability depends on our ability to compete successfully. We operate in a highly competitive industry, and we expect competition to intensify. We compete with other banks and specialized financial services providers in our market areas for customers, sources of revenue, capital, services, qualified employees and other essential business resources. Our primary competitors include local, regional and national banks; credit unions; commercial finance companies; leasing companies; various wealth management providers; private equity firms; hedge funds; independent and captive insurance agencies; mortgage companies; and other non-bank providers of financial services. Some of our larger competitors, including certain banks with a significant presence in our market areas, have the capacity to offer products and services we do not offer, which may enable them to be more aggressive than us in competing for loans and deposits. Some of our non-bank competitors operate in less stringent regulatory environments, and certain competitors are not subject to federal or state income taxes. The fierce competitive pressures that we face adversely affect pricing and other terms for many of our products and services, and we could lose business to competitors or be forced to price products and services on less advantageous terms to retain or attract clients, either of which would adversely affect our profitability.

We also compete with banks and other financial services companies for deposits. If competitors raise the rates they pay on deposits, our funding costs may increase, either because we raise rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. In addition, checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return trade-off. Our bank customers could take their money out of FCB and put it in alternative investments, causing us to lose a lower-cost source of funding.

Additionally, technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods without involving banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or virtual accounts. Consumers can also complete transactions, such as paying bills or transferring funds directly without the assistance of banks. Transactions utilizing digital assets, including cryptocurrencies, stablecoins and other similar assets, have increased substantially. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers. Accordingly, digital asset service providers, which, at present, are not subject to as extensive regulation as banking organizations and other financial institutions, have become active competitors for our customers' banking business and may have greater flexibility in competing for business. A recent Executive Order issued by President Trump states that the policy of the Administration will be to support the responsible growth of digital assets, blockchain technology and related technologies across the U.S. economy. The Executive Order includes a prohibition on the creation of a central bank digital currency and states a policy of promoting the development of dollar denominated stablecoins. Further, new leadership of the SEC and FDIC has indicated that each agency will pursue initiatives to promote innovation and technology adoption by institutions under their supervision, including by establishing a more transparent supervisory framework for digital assets and digital asset-related activities.

The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Further, the CFPB's Open Banking rule is designed to facilitate the transfer of customer information at the direction of the customer to other financial institutions as further detailed in Item 1. Business—Regulatory Considerations—Privacy, Data Protection, and Cybersecurity, which could lead to greater competition for products and services among banks and nonbanks. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Our financial performance is subject to risks associated with the loss of customer confidence and demand. A fragile, weakening or changing economy, or ambiguity surrounding the economic future, may lessen the demand for our products and services. Our performance may also be negatively impacted if we fail to attract and retain customers because we are not able to successfully anticipate, develop and market products and services that satisfy market demands. Such events could impact our performance through fewer loans, reduced fee income and fewer deposits, each of which could result in reduced net income.

Certain provisions in our Certificate of Incorporation, Bylaws and certain statutes and regulations may make it more difficult for a third party to change our management or acquire control of us, even if stockholders might consider the change in management or change in control to be in their best interests.

We are a BHC incorporated in the state of Delaware. Certain anti-takeover provisions under Delaware law and certain provisions contained in our Amended and Restated Certificate of Incorporation (our "Certificate of Incorporation) and Amended and Restated Bylaws (our "Bylaws") could delay or prevent the removal of our directors and other management. The provisions could also delay or make more difficult a tender offer, merger or proxy contest that a stockholder might consider to be in their best interests. For example, our Certificate of Incorporation and Bylaws:

- allow the Board to issue and set the terms of preferred shares without further stockholder approval, subject to the terms of any class or series of preferred shares;
- limit who can call a special meeting of stockholders to the Board, the Chairman of the Board, the Chief Executive Officer, the President, or the Secretary;
- establish advance notice requirements for nominations for election to the Board and proposals of other business to be considered at annual meetings of stockholders; and
- authorize the issuance of two classes of common stock, one of which, Class B common stock, par value $1 per share ("Class B common stock"), is entitled to cast 16 votes per share. As of December 31, 2024, approximately 60% of the outstanding shares of Class B common stock and approximately 20% of the outstanding Class A common stock may be deemed to be beneficially owned or controlled by the Holding family members expected to be identified in the 2025 Proxy Statement as principal stockholders of ours.

These provisions, as well as certain statutes and regulations as discussed in Item 1. Business—Regulatory Considerations—Limitations on Mergers & Acquisitions or otherwise, may discourage bids for our common stock at a premium over market price, adversely affecting the price that could be received by our stockholders for our common stock and render the removal of our board of directors and management more difficult. Additionally, the fact that the Holding family members expected to be identified in the 2025 Proxy Statement as principal stockholders of ours as of December 31, 2024 may be deemed to beneficially own or control shares representing over 40% of the voting power of our common stock and, together with other Holding family members and entities related to them, may be deemed to beneficially own or control shares in excess of 50% of our voting power of our common stock, may discourage potential takeover attempts and bids for our common stock at a premium over market price.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or, if such court lacks jurisdiction, the federal district court of the District of Delaware, will be the sole and exclusive forum for substantially all disputes between us and our stockholders. This could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees or stockholders.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or, if such court lacks jurisdiction, the federal district court of the District of Delaware, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees or stockholder to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Our choice of forum provisions do not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, our choice of forum provisions do not provide that they will relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, nor do they provide that our stockholders will be deemed to have waived our compliance with these laws, rules and regulations.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees or agents, which may discourage lawsuits against us and our directors, officers and other employees or agents.

There is some uncertainty as to whether a court would enforce our exclusive forum provisions. If a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

The Parent Company relies on dividends from FCB for returning capital to stockholders, paying dividends on its common and preferred stock and servicing its debt obligations, and FCB's ability to pay the Parent Company dividends may be restricted.

The Parent Company is a separate legal entity from FCB, but the Parent Company derives most of its revenue and cash flow from dividends paid by FCB. These dividends are the primary source from which the Parent Company returns capital to stockholders, whether through the payment of dividends on its common and preferred stock or the repurchase of shares pursuant to a share repurchase program ("SRP"). In addition, these dividends are the primary source for paying interest and principal on its debt obligations. State and federal laws impose restrictions on the dividends that FCB may pay to the Parent Company. Refer to Item 1. Business—Regulatory Considerations—Limitations on Dividends and Other Payments for additional information. Among other things, we are required to submit an annual capital plan to the Federal Reserve that includes any planned dividends or equity repurchases over a set planning horizon. The Federal Reserve could prohibit or limit the Parent Company's payment of dividends, redemptions, or stock repurchases if it determines that payment of the dividend or such equity repurchase would constitute an unsafe or unsound practice. In the event FCB is unable to pay dividends to us for an extended period of time, the Parent Company may not be able to service its debt obligations or pay dividends on its common or preferred stock, and the inability to receive dividends from FCB could consequently have a material adverse effect on our business, financial condition and results of operations.

New technologies, and our ability to efficiently and effectively implement, market and deliver new products and services to our customers present competitive risks.

The financial services industry is continually undergoing rapid technological change with frequent introduction of new technology-related products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The rapid growth of new digital technologies related to the digitization of banking services and capabilities, including through internet services, smart phones and other mobile devices, requires us to continuously evaluate our product and service offerings to ensure they remain competitive. These trends were accelerated by more employees that work-from-home, which has increased demand for mobile banking solutions. Our success depends in part on our ability to adapt and deliver our products and services in a manner responsive to evolving industry standards and consumer preferences. New technologies by banks and non-bank service providers may create risks if our products and services are no longer competitive with then-current standards, and could negatively affect our ability to attract or maintain a loyal customer base. In addition, our utilization of new technologies may also create risks that our customers may not be ready for or may not adopt such technologies. We may not be able to effectively implement new technology-related products and services that allow us to remain competitive or be successful in marketing these products and services to our customers. These risks may affect our ability to grow and retain customers and could reduce our revenue streams from certain products and services, while increasing expenses associated with developing more competitive solutions, which could adversely affect our results of operations and financial condition.

We are subject to reputational risks that could harm our business and prospects. If we were subject to reputational harm, it could have a material adverse impact on our business, financial condition and results of operations.

Maintaining our reputation is important to our business and our brand. We are subject to reputational risks that could harm our business and prospects and arise from numerous sources, including those discussed further in this Annual Report on Form 10-K. Sources of reputational risks have included and may in the future include, among others, cyberattacks, legal claims and regulatory action, fraudulent activities aimed at us or parties with whom we do business, inaccurate or incomplete data, insufficient operational infrastructure or oversight, employee misconduct, non-compliance with applicable law or regulatory policies by us or parties with whom we do business, any inability to provide reliable financial reports or maintain effective internal controls, failure of our environmental, social and governance ("ESG") practices to meet investor or stakeholder expectations, or public perceptions of our business practices, including our deposit pricing and acquisition activity.

Our reputation may also be damaged by adverse publicity or negative information regarding us, whether or not true, that may be published or broadcast by the media or posted on social media, non-mainstream news services or other parts of the internet. This risk can be magnified by the speed and pervasiveness with which information is disseminated through those channels. Because we conduct most of our businesses under the "First Citizens" brand, negative public opinion about one business could affect our other businesses.

Reputational harm may lead to, among other things, a decline in our deposit balances and an increased risk that we become subject to litigation and regulatory action. Such reputational harm could have a material adverse impact on our business, financial condition and results of operations.

Operational Risks

We face significant operational risks in our businesses and may fail to maintain appropriate operational infrastructure and oversight.

Safely conducting and growing our business requires that we create and maintain an appropriate operational and organizational control infrastructure. Operational risk can arise in numerous ways, including, but not limited to, employee fraud, customer fraud, control lapses in bank operations and information technology, and pace of change brought about by organizational growth. Our dependence on our employees and internal and third-party automated systems and vendors to record and process transactions may further increase the risk that technical failures or system-tampering will result in losses that are difficult to detect. Our internal controls that are intended to safeguard and maintain our operational and organizational infrastructure and information, as well as oversee and monitor control effectiveness, have inherent limitations and may not be successful. We have been, and may in the future be, subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control. In addition, our railcars are used to transport a variety of products including, but not limited to, cement, energy products, chemicals and coal. An accidental derailment of these railcars could result in personal injury and property damage, which could be significant, as well as potential environmental remediation and restoration obligations and penalties. Failure to maintain appropriate operational infrastructure and oversight or to safely operate our business can lead to loss of service to customers, reputational harm, legal actions and noncompliance with various laws and regulations, all of which could have a material adverse impact on our business, financial condition and results of operations.

A cyberattack, information or security breach, or a technology outage of ours or of a third-party could adversely affect our ability to conduct our business, manage our exposure to risk, result in the disclosure or misuse of confidential customer or employee data or proprietary information, and increase our costs to maintain and update our operational and security systems and infrastructure. Such an event could adversely impact our results of operations, liquidity and financial condition, as well as cause us legal or reputational harm.

Our businesses are highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact or on whom we rely. Our businesses rely on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks, which may provide a point of entry for adverse effects on our own network environment.

We, as well as our customers, regulators, third-party service providers, and other third parties with whom we do business, have been subject to, and are likely to continue to be the target of, cyberattacks. These cyberattacks include computer viruses, malicious or destructive code, ransomware, phishing attacks, denial of service or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary or personal data. As cyber threats continue to evolve, we have been and will continue to be required to expend significant resources to continuously enhance our protective measures and may be required to expend significant resources to investigate and remediate any information security vulnerabilities or incidents. We could continue to experience cyberattacks, and we acknowledge that we cannot implement guaranteed preventive measures against all security threats. Additionally, a security breach may be difficult to detect, even after it occurs, which may compound the issue related to such breach.

Continued geopolitical and geographical turmoil, including the ongoing conflicts in Ukraine and the Middle East, as well as increasing tensions in the South China Sea, has heightened the risk of cyberattacks and has created new risks for cybersecurity. For example, the U.S. government has warned that sanctions imposed against Russia by the United States in response to its conflict with Ukraine could motivate Russia to engage in malicious cyber activities against the United States. In addition, the U.S. government has warned that Iran may pose an increased cyber threat to U.S. critical infrastructure, such as the financial services sector, as the conflicts in the Middle East continue. If such cyberattacks occur, it could result in severe costs and disruptions to governmental entities and companies and their operations. The impact of the conflict and retaliatory measures is continually evolving and cannot be predicted with certainty. FCB has a higher risk of being impacted by geopolitical events due to FCB's expanded geographic footprint and increased prominence. Our Enterprise Cyber Security Office ("ECSO") continues in its efforts to closely monitor changes in the threat landscape.

Cybersecurity risks for large banking institutions, such as FCB, have significantly increased in recent years in part because of the proliferation of new technologies, including generative AI, the use of the internet and mobile banking to conduct financial transactions, and the increased sophistication of criminal activities. In March 2024, the U.S. Treasury cautioned financial institutions with respect to AI vulnerabilities and threat-actor capabilities, and in September 2024, the DOJ updated guidance to prosecutors in their investigations of corporations, including an expectation of corporations having conducted risk assessments regarding use of new technologies like AI. Refer to Item 1. Business—Regulatory Considerations—Artificial Intelligence for additional information. Cyberattacks involving LFIs, including distributed denial of service attacks designed to disrupt external customer-facing services, nation state cyberattacks and ransomware attacks designed to deny organizations access to key internal resources or systems or other critical data, as well as targeted social engineering and phishing email and text message attacks designed to allow unauthorized persons to obtain access to an institution's information systems and data or that of its customers, are becoming more common and increasingly sophisticated. In particular, there has been an observed increase in the number of distributed denial of service attacks against the financial sector in recent years, which increase is believed to be partially attributable to politically motivated attacks as well as financial demands coupled with extortion. These risks are expected to continue and further intensify in the future. Even the most advanced control environment may be vulnerable to compromise given the possibility of employee error, failures to follow security procedures or malfeasance. Additionally, the increase of supply chain attacks, including potential attacks on third parties with access to our data or those providing critical services to us, remain an operational risk. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our layers of defense or to investigate and remediate any information security vulnerabilities. Furthermore, past and future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies.

We also face indirect technology, cybersecurity and operational risks relating to customers and other third parties with whom we do business or upon whom we rely to facilitate or enable our business activities, including financial counterparties; financial intermediaries such as clearing agents, exchanges and clearing houses; vendors and other external dependencies; regulators; and providers of critical infrastructure such as internet access and electrical power. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, an event that materially degrades, or disrupts systems of one or more financial entities could have a material impact on counterparties or other market participants, including us. This consolidation interconnectivity and complexity increases the risk of operational failure, for both individual and industry-wide bases, as disparate systems need to be integrated, often on an accelerated basis. Any third-party technology failure, cyberattack or other information or security breach, termination or constraint could, among other things, adversely affect our ability to effect transactions, service our customers, manage our exposure to risk or expand our businesses.

Cyberattacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyberattack on our systems has been successful, correct or not, may damage our reputation with customers and third parties. A successful penetration or circumvention of system security could cause us negative consequences, including loss of customers and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and that of our customers, or damage to our customers' and third parties' computers or systems. In addition, such penetration or circumvention could result in a violation of applicable data privacy and protection laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs and additional compliance costs. The consequences and results of any such penetration or circumvention could adversely impact our results of operations, liquidity and financial condition.

Although to date we are not aware of any material losses or other material consequences relating to technology failure, cyberattacks or other information or security breaches, whether directed at us or third parties, we may suffer such losses or other consequences in the future. Additionally, insurance coverage may not be available for such losses or, where available, such losses may exceed insurance limits.

We depend on the effectiveness and integrity of employees, and the systems and controls for which they are responsible, to manage operational risks.

We rely on our employees to design, manage and operate our systems and controls to assure that we properly enter into, record and manage processes, transactions and other relationships with customers, suppliers and other parties with whom we do business. In some cases, we may rely on employees of third parties to perform these tasks. We also depend on employees and the systems and controls for which they are responsible to assure that we identify and mitigate the risks that are inherent in our business, relationships and activities, including compliance, risk management and fraud prevention.

As a result of our necessary reliance on employees, whether ours or those of third parties, to perform these tasks and manage resulting risks, we are subject to human vulnerabilities. These may range from innocent human error to misconduct or malfeasance, potentially leading to operational breakdowns or other failures. Our controls and procedures may not be adequate to prevent problems resulting from human involvement in our business, including risks of employee misconduct or malfeasance as well as risk associated with the design, operation and monitoring of systems and controls, whether manual or automated. We may also fail to adequately maintain a culture of risk management among our employees. These concerns are increased when we introduce new products or services, acquire or invest in a business or implement new technologies, or change systems, processes or procedures (including in connection with strategic efforts to streamline the information technology operating environment and improve data infrastructure), as we may fail to adequately identify or manage operational risks resulting from such changes. These concerns may be further exacerbated by employee turnover and labor shortages. In addition, while we use automation in design of manual systems and controls to help reduce some risks, we continue to rely on many manual systems and controls. Use of automation also may present its own risks, including potential outages or other problems, and does not eliminate the need for effective design, operation and remediation by employees.

Any of the foregoing may lead to customer remediation costs, regulatory fines or penalties, litigation or enforcement actions or limitations on our business activities, as well as reputational harm and an erosion in customer confidence, any of which could impact our financial and competitive position.

We are subject to litigation and other legal liability risks, and our expenses related to such risks may adversely affect our results.

We are subject to litigation and other legal liability risks in the ordinary course of our business. Claims and legal actions, including supervisory actions by our regulators, that have been or may be initiated against us (including against entities that we acquire) or that involve matters for which we have indemnification obligations or other retained liabilities from time to time could involve large monetary sums and significant defense costs. During the last credit crisis, we saw the number of cases and our expenses related to those cases increase and we expect to see the same in future credit crises. The outcomes of such cases are always uncertain until finally adjudicated or resolved.

In the course of our business, we may foreclose on and take title to real estate that contains or was used in the manufacture or processing of hazardous materials or that is subject to other environmental risks. In addition, we may lease equipment to our customers that is used to mine, develop, and process hazardous materials, and our railcars may be used to transport hazardous materials. As a result, we could be subject to environmental liabilities or claims for negligence, property damage or personal injury with respect to these properties or equipment. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, accidents or other hazardous risks, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site or equipment involved in a hazardous incident, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination, property damage, personal injury or other hazardous risks emanating from the property or related to the equipment.

We establish reserves for legal claims when payments associated with the claims become probable and our liability can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual amount paid in resolution of a legal claim may be substantially higher than any amounts reserved for the matter. The ultimate resolution of a legal proceeding, depending on the remedy sought and any relief granted, could materially adversely affect our results of operations and financial condition.

Substantial legal claims or significant regulatory action against us or that involve matters for which we have indemnification obligations or other retained liabilities could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. We may be exposed to substantial uninsured legal liabilities and regulatory actions which could adversely affect our results of operations and financial condition. For additional information, refer to the Notes to the Consolidated Financial Statements contained in Item 8. Financial Statements and Supplementary Data, Note 23—Commitments and Contingencies.

We depend on qualified personnel for our success and may not be able to retain or attract such personnel.

As a human capital-intensive business, our success largely depends on our ability to attract, develop, and retain highly skilled and qualified executive officers and management, financial, compliance, technical, operations, risk management, sales, and support employees. Attracting and retaining key talent is of heightened importance due to the significant expansion of the size, geographic reach and operational scope of our business that occurred in connection with the CIT Merger and SVBB Acquisition.

We face significant competition in the recruitment of qualified executive officers and employees. We may also be limited by other factors in our ability to retain executive officers and employees, which may result in, among other things, departures following or in connection with our mergers and acquisition activity. Losses of, or changes in, our current executive officers or other key personnel and their expertise and services, or substantial increases in the costs of employee compensation or benefits, may disrupt our business and could adversely affect our financial condition and results of operations.

We have developed an executive officer succession plan intended to develop leadership and avoid significant disruptions in our business. However, implementation could be incomplete or ineffective. In order to be successful in developing and retaining current executive officers and other key personnel we recognize that it is important to execute on our talent management and succession planning process to maintain personnel to support current operations, as well as retain talent to continue to execute growth, expansion and acquisition strategies.

If we were unsuccessful in retaining our current executive officers or other key personnel or hiring additional key personnel to assist in executing our growth, expansion and acquisition strategies, those strategies could fail or be less successful than they would otherwise be.

Our compensation practices are subject to review and oversight by the Federal Reserve, the FDIC and other regulators. The federal banking agencies have issued joint guidance on executive compensation designed to help ensure that a banking organization's incentive compensation policies do not encourage imprudent risk taking and are consistent with the safety and soundness of the organization. We have also adopted a clawback policy applicable to certain incentive compensation received by our executive officers as required by SEC rules and Nasdaq listing standards. In addition, the Dodd-Frank Act required those agencies, along with the SEC, to adopt rules to require reporting of incentive compensation and to prohibit certain compensation arrangements, which rules have not been finalized to date. Refer to Item 1. Business—Regulatory Considerations—Compensation for additional information. If, because of complying with existing or future rules, we are unable to attract and retain qualified employees, or do so at rates necessary to maintain our competitive position, or if the compensation costs required to attract and retain employees become more significant, our performance, including our competitive position, could be materially adversely affected.

We are exposed to losses related to fraud.

As technology continues to evolve, criminals are using increasingly more sophisticated techniques to commit fraud, hide fraudulent activity, and proliferate effective techniques through social media. Fraudulent activity that we have been and are likely to continue to be exposed to can come in many forms, including debit card/credit card fraud, check fraud, wire fraud, electronic scanning devices attached to automated teller machines, use of AI to facilitate the perpetration of social engineering and impersonation schemes and identity theft, peer-to-peer payment fraud, social engineering, digital fraud, malware, and phishing, smishing, or vishing attacks to obtain personal information and fraudulent impersonation of our customers through the use of falsified documents, fake identification, or stolen credentials. We expect that combating fraudulent activities as they evolve will require continued ongoing investments and attention in the future as significant fraud could cause us direct losses for which insurance coverage may not be available, or where available, that exceed insurance limits, result in potential legal actions as a result of operational deficiency or noncompliance with regulatory standards, or impair our customer relationships, among other potential consequences, adversely impacting our reputation or results of operation.

Our business and financial performance could be impacted by natural or man-made disasters, global pandemics, acts of war or terrorist activities, climate change or other adverse external events.

Natural or man-made disasters (including, but not limited to, earthquakes, hurricanes, tornadoes, floods, tsunamis, fires, pollution, and explosions), global pandemics, acts of war, terrorist activities, climate change or other adverse external events, as well as government actions or other restrictions in connection with such events, could hurt our financial performance (i) directly through damage to our facilities or other impacts to our ability to conduct business in the ordinary course, and (ii) indirectly through such damage or impacts to our customers, suppliers or other counterparties. In particular, a significant amount of our business is concentrated in North Carolina, South Carolina, California, Texas, New York, Massachusetts and Florida, including areas where our facilities and retail and commercial customers have been and, in the future, could be impacted by hurricanes and flooding, earthquakes, wildfires, and rising sea levels. We also do business in Georgia, Virginia, Nebraska, Arizona, New Jersey, Hawaii, Nevada, as well as in Canada and other international locations our clients are domiciled, all of which also include areas significantly exposed to the foregoing risks. We could also suffer adverse results to the extent that disasters, wars, terrorist activities, riots or civil unrest affect the broader markets or economy or our operations specifically. Our ability to minimize the consequences of such events is in significant measure reliant on the quality of our disaster recovery planning and our ability, if any, to forecast the events, and such quality and ability may be inadequate.

There has been increasing regulatory, political and social attention to the issue of climate change and related environmental sustainability matters. Federal and state legislators and regulatory agencies have issued, proposed, and continue to advance numerous legislative and regulatory initiatives seeking to mitigate the negative effects of climate change. Refer to Item 1. Business—Regulatory Considerations—Climate for additional information. We would expect to experience increased compliance costs and other compliance-related risks associated with complying with all such laws and regulations, and guidance applicable to our operations. Moreover, this could result in increased management time and attention to ensure we are compliant with the regulations and expectations. Such climate change-related measures may also result in the imposition of taxes and fees, the required purchase of emission credits or the implementation of significant operational changes, each of which may require us to expend significant capital and incur compliance, operating, maintenance and remediation costs. Additionally, many of our suppliers and business partners may be subject to similar requirements, which may augment or create additional risks.

As a banking organization, the physical effects of climate change may present certain unique risks to us, our customers, collateral, or third parties on which we rely. For example, an increase in the frequency or magnitude of natural disasters, shifts in local climates and other disruptions related to climate change may adversely affect the value of real properties securing our loans, which could diminish the value of our loan portfolio. Such events have in the past and may in the future cause reductions in regional and local economic activity that have had and in the future may have an adverse effect on our customers. Consumers and businesses in communities that we serve may change their behavior and preferences because of these issues and new climate change laws and regulations aimed at mitigating climate change. The impact on our customers will likely vary depending on their geographic location, specific attributes, including their reliance on or role in carbon intensive activities and therefore, we could experience a drop in demand for our products and services, particularly in certain sectors. We may also be subject to adverse action and scrutiny from our regulators or other third parties, such as environmental advocacy organizations or state governments, in relation to how our business relates to, has addressed or failed to address, or disclosed climate change-related risks. Each of these outcomes, in addition to other risks posed by climate change, could have a material adverse effect on our financial condition and results of operations and may require that additional expenses and resources be incurred as we evolve our strategy and internal policies with respect to these matters.

We rely on third-party vendors to provide key components of our business infrastructure, and our vendors may be responsible for or contribute to failures that adversely affect our operations.

Third party vendors provide key components of our business infrastructure, including certain data processing and information services. Their services could be difficult to quickly replace in the event of failure or other interruption in service. Failures of certain vendors to provide services could adversely affect our ability to deliver products and services to our customers leading to non-compliance with regulatory requirements. Third party vendors also present information security risks to us, both directly and indirectly through our customers. While we monitor significant vendor risks, including the financial stability of critical vendors, our monitoring may be inadequate and incomplete. The failure of a critical third-party vendor to provide key components of our business infrastructure could substantially disrupt our business and cause us to incur significant expense while harming our relationships with our customers.

The quality of our data could deteriorate and cause financial or reputational harm to FCB.

Our data governance program is reliant on the execution of procedures, process controls and system functionality, and errors may occur. Incomplete, inconsistent, or inaccurate data could lead to non-compliance with regulatory requirements and result in fines. Additionally, adverse impacts on customers could result in reputational harm and customer attrition. Inaccurate or incomplete data presents the risk that business decisions relying on such data will prove inefficient, ineffective or harmful to us. Additionally, information we provide to our investors and regulators may be negatively impacted by inaccurate or incomplete data, which could have a wide range of adverse consequences such as legal liability and reputational harm.

Deposit insurance premiums levied against banks, including FCB, may increase if the number of bank failures increase or the cost of resolving failed banks increases.

The FDIC maintains the DIF to protect insured depositors in the event of bank failures. The DIF is funded by insurance premiums assessed on IDIs including FCB. Future insurance premiums paid by banks, including FCB, will depend on FDIC rules, which are subject to change, the level of the DIF and the magnitude and cost of future bank failures. For example, the FDIC began collecting a special assessment to recover the loss to the DIF associated with the bank failures in spring of 2023, beginning with the first quarterly assessment period of 2024. Refer to Item 1. Business—Regulatory Considerations—FDIC Insurance for additional information on insurance premiums, as well as payment of the special assessment. We may be required to pay significantly higher insurance premiums if market developments change such that the DIF balance is reduced or the FDIC changes its rules to require higher premiums.

Changes being proposed and implemented by the Trump administration are expected to fundamentally alter the size and scope of the federal government through reduction of the federal work force and the potential reduction, change in direction or possible elimination of, various government agencies and programs.

The Trump administration is proposing and seeking to implement significant changes to the size and scope of the federal government. These changes may include reductions to government funding of various programs and agencies, alteration of the payment systems it uses, changes in policy direction, reduction and possible elimination of various federal agencies and bureaus and reduction of the overall federal government workforce. These changes, if implemented and taken as a whole, appear unprecedented and may have impacts on the economy as a whole or different regions or segments of the economy or asset classes which are difficult to predict at this time. Accordingly, it is possible that such comprehensive changes may be materially adverse to our customers, business, financial condition and results of operation.

Credit Risks

If we fail to effectively manage credit risk, our business and financial condition will suffer.

Effectively managing credit risks is essential for the operation of our business. There are credit risks inherent in making any loan, including risks of repayment, risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions, risks in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. Our loan approval procedures and our credit risk monitoring may be or become inadequate to appropriately manage the inherent credit risks associated with lending. Our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or other conditions affecting customers and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business, consolidated results of operations and financial condition because it may lead to loans that we make not being paid back in part or in full on a timely basis or at all.

Our allowance for credit losses may prove to be insufficient to absorb losses in our credit portfolios.

We maintain an allowance for loan and lease losses ("ALLL") that is designed to cover expected credit losses on loans and leases that borrowers may not repay in their entirety. A reserve is also maintained in other liabilities to cover expected losses for off-balance sheet credit exposures. The ALLL may not be sufficient to cover actual credit losses, and future provisions for credit losses could materially and adversely affect our operating results. Accounting measurements related to asset impairment and the ALLL require significant estimates that are subject to uncertainty and revisions due to new information and changing circumstances. The significant uncertainties surrounding our borrowers' abilities to conduct their businesses successfully through changing economic environments, competitive challenges and other factors complicate our estimates of the risk and amount of loss on any loan. Due to the degree of uncertainty and the susceptibility to change, the actual losses may vary substantially from current estimates. We also expect fluctuations in the ALLL due to economic changes nationally as well as locally within the states in which we conduct business. In addition, the reserve related to off-balance sheet credit exposures may not be sufficient to cover actual losses, and future provisions for such losses could also materially and adversely affect our operating results and are also subject to significant uncertainties and fluctuations.

As an integral part of their examination process, our banking regulators periodically review the ALLL and may require us to increase it by recognizing additional provisions for credit losses charged to expense or to decrease the allowance by recognizing loan charge-offs, net of recoveries. Any such required additional credit loss provisions or loan charge-offs could have a material adverse effect on our financial condition and results of operations.

Our concentration of loans and leases in certain industries increases the risk of losses and could impair our earnings if these industries experience economic difficulties.

Our loans and leases include concentrations in certain industries in healthcare, such as medical and dental industries, as well as the Rail segment. A significant portion of the loans are concentrated within certain industries, including technology, life science and healthcare, and with private equity and venture capital clients, areas in which we did not have significant exposure prior to the SVBB Acquisition. Although we believe our combined loan portfolio is diversified, borrowers in certain industries may have a heightened vulnerability to negative economic conditions. For example, statutory or regulatory changes relevant to the medical and dental industries, or economic conditions in the market generally, could negatively impact these borrowers' businesses and their ability to repay their loans with us. Additionally, smaller practices such as those in the dental industry generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, and generally have a heightened vulnerability to negative economic conditions. Repayment of loans in the innovation banking portfolios for early-stage and mid-stage privately held companies, may depend upon receipt by those borrowers of additional financing from venture capitalists or others, or, in some cases, a successful sale to a third-party, public offering or other form of liquidity event. In addition, decreases in the amount of equity capital available to early-stage and mid-stage companies, including through a decrease in merger and acquisition activity, could adversely impact the ability of borrowers to repay our loans in these industries. If such events occur, our levels of nonperforming assets and charge-offs may increase, and we may be required to increase our ALLL through additional provisions on our income statement, which would reduce reported net income and could have an adverse effect on our business, financial condition, results of operations and prospects.

Due to our substantial concentration in our Rail segment, if there is a significant downturn in shipping by railcar, it could have a material adverse effect on our business and results of operations. In addition, volatility in the price of, and demand for, oil and gas may have negative effects on not only our loan exposures in the exploration and production section, but may also lead to a decreased demand for our railcars.

Deteriorating credit quality and our reliance on junior liens may adversely impact our business and our results of operations.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans and other obligations in accordance with the terms of the relevant agreements, and that any collateral securing the payment of their loans and obligations may be insufficient to assure full repayment. Credit losses are inherent in the business of making loans and entering into other financial arrangements. Factors that influence our credit losses include overall economic conditions affecting businesses and consumers, generally, but also residential and commercial real estate ("CRE") valuations. For example, real property collateral values may be impacted by economic conditions in the real estate market and may result in losses on loans that, while adequately collateralized at the time of origination, become inadequately collateralized over time. CRE loans may involve a higher risk of default compared to our other types of loans as a result of several factors, including, but not limited to, prevailing economic conditions and volatility in real estate markets, occupancy, rental collections, interest rates, and collateral value. Recent trends including the growth of e-commerce, and work-from-home arrangements, as well as high interest rate levels over the past two years, have had an adverse impact on the CRE sector, including retail stores, hotels and office buildings, creating greater risk exposure for our CRE loan portfolio. In addition, our reliance on junior liens is concentrated in our consumer revolving mortgage loan portfolio. Approximately three-quarters of the consumer revolving mortgage portfolio is secured by junior lien positions, and lower real estate values for collateral underlying these loans may cause the outstanding balance of the senior lien to exceed the value of the collateral, resulting in a junior lien loan becoming effectively unsecured. Inadequate collateral values, rising interest rates and unfavorable economic conditions could result in greater delinquencies, write-downs or charge-offs in future periods, which could have a material adverse impact on our results of operations and capital adequacy.

The financial system is highly interrelated, and financial or systemic shocks or the failure of even a single financial institution or other participant in the financial system could expose us to credit risk through potential counterparty default and adversely impact our financial condition and results of operations.

The soundness and stability of many financial institutions may be closely interrelated as a result of credit, trading, clearing, counterparty and other relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. For example, the failures of several high-profile banking institutions in early 2023 caused significant market volatility, regulatory uncertainty, and decreased confidence in the U.S. banking system. In response to these bank failures, the U.S. government has proposed a variety of measures and new regulations designed to strengthen capital levels, liquidity standards, and risk management practices and otherwise restore confidence in financial institutions. Any reforms, if adopted, could have a significant impact on banks and BHCs, including us. In addition, we have credit exposure to numerous financial services providers, including banks, securities brokers and dealers and other financial services providers. Because of the closely interrelated dependencies between us and other financial institutions in a rapidly changing environment, our financial institutions portfolio management practices may not be able to offset the residual credit risk from a counterparty default, and may result in credit losses that may adversely impact our financial condition and results of operations.

Changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition, and results of operations.

The Trump administration has signaled the potential imposition of tariffs and retaliatory tariffs against U.S. trading partners. During his campaign, President Trump indicated that he would seek to impose a 25% tariff against all goods imported from Canada and Mexico, a 60% tariff on goods from China and a blank tariff of 10% to 20% on other imports to the U.S. On February 1, 2025, President Trump issued an Executive Order imposing tariffs on imports from Canada, Mexico, and China in response to a declared national emergency to address the "extraordinary threat posed by illegal aliens and drugs." The newly imposed tariffs have resulted in immediate threats of retaliatory tariffs against U.S. goods and negotiations which have delayed the tariffs on Canada and Mexico for 30 days, and may result in other negotiated agreements with one or more of the countries affected. These and other potential tariffs and trade restrictions may cause the prices of our customers' products to increase, which could reduce demand for such products, or reduce our customers' margins, and adversely impact their revenues, financial results, and ability to service debt. This, in turn, could adversely affect our financial condition and results of operations. At this time, it remains unclear what the U.S. government or foreign governments will or will not do with respect to additional tariffs that may be imposed or international trade agreements and policies.

Market Risks

Failure to effectively manage our interest rate sensitivity within our defined risk appetite could adversely affect our earnings.

Our results of operations and cash flows are highly dependent upon net interest income ("NII"). Interest rates are highly sensitive to many factors that are beyond our control, including general economic and market conditions and policies of various governmental and regulatory agencies, particularly the actions of the Federal Reserve's Federal Open Market Committee ("FOMC"). Changes in monetary policy, including changes in interest rates, could influence interest income, interest expense, and the fair value of our financial assets and liabilities. If changes in interest rates on our interest-earning assets are not equal to the changes in interest rates on our interest-bearing liabilities, our NII and, therefore, our net income, could be adversely impacted.

The FOMC reduced its target for the federal funds rate three times in 2024, although it kept the target the same at its meeting in January 2025. If indicators show signs that inflation is stabilizing in the future, the FOMC may continue to reduce interest rates further over the next 12 months. Any future change in monetary policy by the Federal Reserve resulting in lower interest rates may negatively impact our performance and financial condition due to the composition of our interest rate sensitive assets and liabilities. Our portfolio is generally in a net asset-sensitive position whereby our assets reprice faster than our liabilities, which is generally concentrated at the short end of the yield curve. While our interest expense may decline, the impact on our interest-rate sensitive assets may be greater, resulting in a potential decrease to our NII.

As interest rates rise, our interest expense will increase and our net interest margin ("NIM") may decrease, negatively impacting our performance and our financial condition. To the extent banks and other financial services providers compete for interest-bearing deposit accounts through higher interest rates, our deposit base could be reduced if we are unwilling to pay those higher rates. If we decide to compete with those higher interest rates, our cost of funds could increase and our NIM could be reduced, dependent on the timing and sensitivities of our interest-earning assets and interest-bearing liabilities. Additionally, higher interest rates may impact our ability to originate new loans. Increases in interest rates could adversely affect the ability of our borrowers to meet higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and net charge-offs.

We cannot control or predict with certainty changes in interest rates. The forecasts of future NII by our interest rate risk monitoring system are estimates and may be inaccurate. Actual interest rate movements may differ from our forecasts, and unexpected actions by the FOMC may have a direct impact on market interest rates. Over the past year, the Federal Reserve has steadily reduced the target range for the federal funds rate, reaching a range of 4.25% to 4.50% as of December 18, 2024. The Federal Reserve did not further change interest rates at its January 2025 meeting. Although the Chairman of the Federal Reserve has indicated that the target funds rate will most likely decline in small periodic increments and more recently stated that the Federal Reserve does not need to hurry to lower rates further, it remains uncertain whether the FOMC will continue to reduce the federal funds rate, the extent and frequency of any such reductions, whether the FOMC will leave the rate at its current level for a lengthy period of time or whether FOMC will increase the targeted federal funds rate should inflation return to elevated levels.

The higher interest rate environment of recent periods, and our offerings of higher rates to attract or maintain deposits, has increased the cost of deposits, and may continue to do so, dependent on the FOMC actions. In addition, the high interest rate environment has increased costs on our other funding sources, and may continue to do so, in the event we may need to issue debt.

Unfavorable economic conditions, as considered through a range of metrics, have and could continue to adversely affect our business.

Our business is subject to periodic fluctuations based on international, national, regional and local economic conditions. These fluctuations are not predictable, cannot be controlled and have had and may continue to have or further have a material adverse impact on our operations and financial condition. Our banking operations are primarily located within several states but are locally oriented and community-based. Our retail and commercial banking activities are primarily concentrated within the same geographic footprint. The markets in which we have the greatest presence are North Carolina, South Carolina, California, Texas, New York, Massachusetts and Florida. We also do business in Canada, primarily related to our rail portfolio. Worsening economic conditions within our markets, particularly within those with our greatest presence, could have a material adverse effect on our financial condition, results of operations and cash flows. Accordingly, we expect to continue to be dependent upon local business conditions, rail industry conditions and conditions in the local residential and CRE markets we serve. Unfavorable changes in unemployment, real estate values, inflation, interest rates, foreign currency exchange rate fluctuations and other factors could weaken the economies of the communities we serve and otherwise adversely affect our business. Thus far, this includes unrealized losses on investment securities, but could create additional adverse impacts to provision for credit losses and declines in demand for our products and services.

We conduct limited business operations in certain foreign jurisdictions, and we engage in certain cross border lending and leasing transactions. An economic recession or downturn or business disruption associated with the political or economic environments in the international markets in which we operate could similarly adversely affect us.

U.S. debt ceiling and budget deficit concerns have and could continue to adversely affect our business.

The level of United States debt and global economic conditions can have a destabilizing effect on financial markets. For example, a U.S. government debt default, threatened default, or downgrade of the sovereign credit ratings of the United States by credit rating agencies, could have an adverse impact on the financial markets, interest rates and economic conditions in the United States and worldwide. The U.S. debt ceiling and budget deficit concerns in recent years have increased the possibility of U.S. government shutdowns, forced federal spending reductions, debt defaults, credit-rating downgrades and an economic slowdown or recession in the United States. Political tensions may make it difficult for the U.S. Congress to agree on any further increases to or suspension of the debt ceiling in a timely manner or at all, which may lead to a default by the U.S. government or downgrades of its credit ratings. Many of the investment securities held in FCB's portfolio are issued by the U.S. government and government agencies and sponsored entities, which are generally viewed as among the most conservative investment options. While the likelihood may be remote, a government default or threat of default would impact the price and liquidity of U.S. government securities. A debt default or further downgrade to the U.S. government's sovereign credit rating or its perceived creditworthiness could also adversely affect the ability of the U.S. government to support the financial stability of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, commonly known as Fannie Mae and Freddie Mac, respectively, as well as the Federal Home Loan Banks ("FHLBs"). Since banks are sensitive to the risk of downturns, the stock prices of all banks typically decline, sometimes substantially, if the market believes that a downturn has become more likely or is imminent. This effect can and often does occur indiscriminately, initially without much regard to different risk postures of different banks. Weakness in any of our market areas could have an adverse impact on our earnings, and consequently, our financial condition and capital adequacy.

The performance of equity securities and corporate bonds in our investment securities portfolio could be adversely impacted by the soundness and fluctuations in the market values of other financial institutions.

Our investment securities portfolio contains certain equity securities and corporate bonds of other financial institutions. As a result, a portion of our investment securities portfolio is subject to fluctuation due to changes in the financial stability and market value of other financial institutions, as well as interest rate sensitivity to economic and market conditions. Such fluctuations could reduce the value of our investment securities portfolio and consequently have an adverse effect on our results of operations.

The value of our goodwill may decline in the future.

Our goodwill could become impaired in the future. We test goodwill for impairment at least annually, comparing the estimated fair value of a reporting unit with its net book value. We would also test goodwill for impairment when certain events occur, such as a significant decline in our expected future cash flows, a significant adverse change in the business climate or a sustained decline in the price of our common stock. These tests may result in a write-off of goodwill deemed to be impaired, which could have a significant impact on our financial results.

The market price of our common stock may be volatile.

Although publicly traded, our common stock, particularly our Class B common stock, has less liquidity and public float than many other large, publicly traded financial services companies. Lower liquidity increases the price volatility of our common stock and could make it difficult for our stockholders to sell or buy our common stock at specific prices.

Excluding the impact of liquidity, the market price of our common stock has previously fluctuated and may continue to fluctuate widely in response to other factors, including expectations of financial and operating results, actual operating results, actions of institutional stockholders, speculation in the press or the investment community, market perception of acquisitions, including the CIT Merger and the SVBB Acquisition, rating agency upgrades or downgrades, the anticipated or actual incurrence of additional debt, stock prices of other companies that are similar to us, general market expectations related to the financial services industry, status of an SRP, and the potential impact of government actions affecting the financial services industry. Refer to Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for additional information with respect to variation in total returns in our Class A common stock in recent years and the volume of our Class A common stock repurchases under our SRP.

Liquidity Risks

If our current level of balance sheet liquidity were to experience significant pressure, it could affect our ability to pay withdrawals by depositors, repay the Purchase Money Note and fund our operations.

Our deposit base represents our primary source of core funding and balance sheet liquidity. These deposits are subject to fluctuation due to certain factors outside our control, such as increasing competitive pressures for retail or corporate customer deposits, changes in interest rates and returns on other investment classes, or a loss of confidence by customers in us or in the banking sector generally which could result in a significant outflow of deposits within a short period of time, which may have a material adverse effect on our liquidity position. In addition, the speed in which information is able to be shared electronically, such as through social media or online news sources, provides an environment for accelerated changes in liquidity. Also, in connection with the SVBB Acquisition, FCB issued a five-year note of approximately $35 billion payable to the FDIC (the "Purchase Money Note") due March 2028, which was subsequently amended and restated to adjust the principal amount to approximately $36.07 billion. While scheduled principal payments are not required under the Purchase Money Note until maturity, FCB may voluntarily prepay principal without premium or penalty. We will continue to monitor the interest rate environment and assess whether any voluntary prepayments are prudent considering the fixed rate of 3.50% on the Purchase Money Note. Potential sources that could fund voluntary prepayments of the Purchase Money Note or the amount due at maturity include excess liquidity (primarily comprised of interest-earning deposits at banks and proceeds from maturities and paydowns of investment securities), FHLB advances, deposit growth, and issuance of unsecured debt or other borrowings. At the time of voluntary prepayment or maturity, the interest rates for the potential interest-bearing sources of repayment could be higher than the 3.50% rate on the Purchase Money Note.

In circumstances where our ability to generate needed liquidity is impaired, we may need to access other sources of funding such as borrowings from the FHLBs and the Federal Reserve, federal funds purchased lines, and brokered deposits, or other sources of liquidity including capital markets. While we maintain access to these non-core funding sources, these sources may be dependent on the availability of collateral as well as the counterparty's willingness and ability to lend. In addition, our ability to access the capital markets may be impacted by unforeseen market forces or interruptions or a lack of market or customer confidence in us or in the banking sector generally. Inability to access sources of liquidity may affect our ability to pay withdrawals by depositors and fund our operations.

We are subject to enhanced liquidity risk management requirements as a Category IV banking organization, and failure to meet these requirements could result in regulatory and compliance risks, and possible restrictions on our activities.

As a Category IV banking organization, subject to the applicable transition provisions, we are subject to enhanced liquidity risk management requirements that applies to banking organizations with $100 billion or more in total consolidated assets, including reporting, liquidity stress testing, and tailored liquidity risk management requirements. We are also subject to resolution and contingency planning at the bank-level under the CIDI Rule, as well enhanced enterprise risk management requirements. Refer to Item 1. Business—Regulatory Considerations—Enhanced Prudential Standards for additional information. As we grow, were we to meet or exceed the asset thresholds for a Category III banking organization, we would become subject to additional liquidity requirements including the LCR and NSFR requirements. However, we would become subject to modified LCR and NSFR requirements as a Category IV banking organization if it has $50 billion or more, but less than $75 billion, in average weighted short-term wholesale funding under the current Tailoring Rules. Refer to Item 1. Business—Regulatory Considerations—Enhanced Prudential Standards—Category III Requirements. Failure to develop and maintain adequate systems and controls designed to comply with all requirements applicable to us under current regulations or as otherwise imposed by our regulators may lead to regulatory and compliance risks, including adverse regulatory action (including possible restrictions on our activities), along with inadequate liquidity.

Capital Adequacy Risks

Our ability to grow is contingent upon access to capital, which may not be readily available to us.

Our primary capital sources have been retained earnings and debt issued through both private and public markets. Rating agencies regularly evaluate our creditworthiness and assign credit ratings to us and FCB. The ratings of the agencies are based on a number of factors, some of which are outside our control. In addition to factors specific to our financial strength and performance, the rating agencies also consider conditions generally affecting the financial services industry. We may not be able to maintain our current credit ratings. Rating reductions could adversely affect our access to funding sources and increase the cost of obtaining funding.

Based on existing capital levels, we and FCB are well capitalized under current leverage and risk-based capital standards. Our ability to grow is contingent on our ability to generate or otherwise access sufficient capital to remain well capitalized under current and future capital adequacy guidelines.

If we fail to meet regulatory guidelines, including enhanced capital adequacy, liquidity, stress testing, and capital planning requirements, or are subject to certain other legal limitations, our financial condition and ability to pay dividends or make other payments could be adversely affected.

We are subject to enhanced capital adequacy, liquidity, stress testing, and capital planning requirements as a banking organization with over $100 billion in total consolidated assets. Regulators have implemented and may, from time to time, implement changes to these regulatory capital adequacy and liquidity requirements. The Parent Company and FCB are subject to bank capital rules under the Basel III framework, in addition to other capital adequacy requirements, liquidity requirements, and capital planning and stress testing requirements. The federal banking agencies have proposed enhanced capital requirements for banking organizations with $100 billion or more in total consolidated assets in connection with the finalization of the implementation of Basel III Endgame. However, the timing on the adoption of a final rule to implement Basel III Endgame is unknown, and the federal regulators have indicated that there will be a re-proposal that could include further tailoring to apply less stringent requirements to banking organizations with total consolidated assets between $100 billion and $250 billion. Failure to meet these requirements or any requirements we may become subject to in the future, or the applicability of certain other legal limitations, could adversely affect our financial condition and ability to declare dividends or make other payments or capital distributions, including equity repurchases. Refer to Item 1. Business—Regulatory Considerations—Enhanced Prudential Standards and —Regulatory Considerations—Limitations on Dividends and Other Payments for additional information.

Increases to our level of indebtedness could adversely affect our ability to raise additional capital and to meet our obligations.

In connection with the SVBB Acquisition, FCB issued the Purchase Money Note and FCB also entered into an Advance Facility Agreement, dated as of March 27, 2023 and effective as of November 20, 2023 (the "Advance Facility Agreement") with the FDIC. In 2023, the federal banking agencies released an NPR, which would require large banks with total consolidated assets of $100 billion or more to maintain a minimum amount of long-term debt that can be used, in the instance of a bank's failure, to absorb losses and increase options to resolve the failed bank. Our existing debt, together with any future incurrence of additional indebtedness, including under the Advance Facility Agreement, the Purchase Money Note, agreements with the FRB, debt issuance indentures or otherwise, could have consequences that are materially adverse to our business, financial condition or results of operations. For example, it could: (i) limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; (ii) restrict us from making strategic acquisitions or cause us to make non-strategic divestitures; (iii) restrict us from paying dividends to our stockholders; (iv) increase our vulnerability to general economic and industry conditions; or (v) require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness and dividends on the preferred stock, thereby reducing our ability to use cash flows to fund our operations, capital expenditures and future business opportunities.

Compliance Risks

We operate in a highly regulated industry, and the laws and regulations that impact our operations, taxes, corporate governance, executive compensation and financial accounting and reporting, including changes in them or our failure to comply with them, may adversely affect us.

We operate in a highly regulated industry and are subject to many laws, rules, and regulations at both the federal and state levels. These broad-based laws, rules, and regulations impact the products and services we may offer and how we may offer them, the ways we may operate and the risks that we may take, the corporate and financial actions that may be taken, and the information we must publicly disclose. Some examples include enhanced prudential standards, public disclosure and reporting requirements, limitations on dividends and other payments, limitations on mergers and acquisitions, restrictions on our activities as an FHC and requirements for support of FCB, CRA requirements, payment of FDIC insurance premiums, AML and OFAC regulations, various consumer laws and regulations, and privacy, data protection and cybersecurity regulations, as well as laws that apply to our subsidiaries, including laws applicable to broker dealers, investment advisers, insurers and certain specialty businesses. Refer to Item 1. Business—Regulatory Considerations for additional information. These laws and others impact, among other things, our operations, taxes, corporate governance, executive compensation and financial accounting and reporting.

Compliance with the extensive laws and regulations applicable to BHCs and banks can be difficult and costly. In addition, changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect us in substantial and unpredictable ways, including increased compliance costs that may limit our ability to pursue business opportunities and result in a material adverse impact on our financial condition and results of operations. Such changes could subject us to additional compliance and other costs, limit the types of financial services and products we may offer or business opportunities we may pursue, increase the ability of nonbanks to offer competing financial services and products, among other things, any of which may result in a material adverse impact on our financial condition and results of operations. Failure to comply with laws, regulations, or policies could result in adverse regulatory action (including potential limitations on our future acquisitions or activities, or requirements to forfeit assets), civil money penalties, or reputation damage. In addition to the other limitations described herein, the ability of our bank and its subsidiaries to guarantee our debt may be restricted and certain regulatory requirements may be imposed that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital under United States Generally Accepted Accounting Principles ("GAAP").

Information security and data privacy are areas of heightened legislative and regulatory focus.

Data privacy and security risks have become the subject of increasing legislative and regulatory focus in recent years. The federal banking agencies have proposed regulations that would enhance cyber risk management standards, which apply to a wide range of LFIs and their third-party service providers, including us and FCB, and would focus on cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience, and situational awareness. Virtually all states have also proposed or adopted information security legislation and regulations, which require, among other things, notification to affected individuals and/or attorneys general, in the event of a data breach.

We collect, process, maintain, and store personal information of customers, prospects and employees. We employ data security and technology solutions to support adherence to our data protection obligations and risk mitigation efforts. The collection, sharing, use, disclosure, and protection of these types of information are governed by federal and state law. An increasing number of states have actual or proposed privacy and information security regulations, the intent of which is to increase transparency related to how personal information is processed, choices individuals have to control how their information is used and to protect the privacy of such information. The U.S. Congress and federal regulators have also implemented or are considering implementing similar laws or regulations which could create new individual privacy rights and impose increased obligations on companies handling personal data. Refer to Item 1. Business—Regulatory Considerations—Privacy, Data Protection, and Cybersecurity for additional information.

We continue to monitor developments and changes to applicable privacy and information security regulations and adapt our current practices to changing requirements. Failure to meet regulatory requirements may subject us to fines, litigation, or regulatory enforcement actions. We acknowledge that changes to our business practices, policies, or systems, unplanned or otherwise, may also adversely impact our operating results.

We face heightened compliance risks related to certain specialty commercial business lines.

Our Rail segment is subject to various laws, rules and regulations administered by authorities in various jurisdictions. In the United States, our equipment financing and leasing operations, including for our portfolio of railcars, maritime lending and other equipment financing and leasing, are subject to rules and regulations relating to safety, operations, maintenance and mechanical standards promulgated by various federal and state agencies and industry organizations, including the U.S. Department of Transportation, the Federal Railroad Administration, the Association of American Railroads, the Maritime Administration, the U.S. Coast Guard, and the U.S. Environmental Protection Agency. We are also subject to regulation by governmental agencies in foreign countries in which we do business. Our business operations and our equipment financing and leasing portfolios may be adversely impacted by rules and regulations promulgated by governmental and industry agencies, which could require substantial modification, maintenance, or refurbishment of our railcars, ships or other equipment, or could potentially make such equipment inoperable or obsolete. Failure to comply with these laws, rules and regulations could result in sanctions by regulatory agencies (including potential limitations on our future acquisitions or operations, or requirements to forfeit assets), civil money penalties, or reputation damage. Additionally, we may incur significant expenses in our efforts to comply with these laws, rules and regulations.

We are subject to enhanced prudential standards and will be subject to further requirements as we grow, and the federal banking agencies are considering further requirements.

Because we have over $100 billion in total consolidated assets, we are subject to certain enhanced prudential standards as a Category IV banking organization, subject to the applicable transition provisions. We will be subject to further requirements as we grow if we meet or exceed certain other thresholds for asset size and other risk-based factors, including those under the federal banking agencies' Tailoring Rules for banking organizations with $250 billion or more in total consolidated assets. Refer to Item 1. Business—Regulatory Considerations—Enhanced Prudential Standards.

Along with our growth, expectations are heightened to maintain strong risk management. We expect to incur significant expense in continuing to develop systems and controls designed to comply with all such requirements applicable to us. If we fail to develop and maintain at a reasonable cost the systems and processes necessary to comply with the standards and requirements imposed by these rules, it could have a material adverse effect on our business, financial condition or results of operations.

We are subject to certain laws and regulations designed to protect consumers in transactions with banks, many of which are enforced by the CFPB through rulemaking and enforcement of the prohibitions against unfair, deceptive and abusive business practices and compliance with such laws and regulations may impact our business operations and profitability.

We are subject to consumer financial protection laws and regulations, and the CFPB is the federal agency responsible for rulemaking under and enforcement of such laws, as well as supervision of financial institutions with $10 billion or more in total consolidated assets. Refer to Item 1. Business—Regulatory Considerations—Consumer Laws and Regulations for additional information. The CFPB is generally authorized to prevent any institution under its authority from engaging in an unfair, deceptive, or abusive act or practice in connection with consumer financial products and services, and to take supervisory and enforcement action against banks and other financial services companies under the agency's jurisdiction that fail to comply with federal consumer financial protection laws. Enforcement actions may include imposition of substantial monetary penalties and nonmonetary requirements. The limitations and restrictions that may be placed upon us by the CFPB with respect to our consumer product offerings and services, including as a result of interpretations developed through CFPB enforcement precedent, may produce significant, material effects on our profitability.

A number of regulatory authorities may enforce consumer financial protection laws and regulations. In addition to the CFPB, the Dodd-Frank Act recognizes that states may adopt consumer protection laws stricter than those adopted at the federal level, and in certain circumstances allows state attorneys general to enforce compliance with federal consumer financial protection laws and regulations. Additionally, the FDIC has backup enforcement authority over a holding company of an insured depositary institution if the conduct or threatened conduct of such holding company poses a risk to the DIF, if the holding company is generally not in sound condition, or if it poses a foreseeable and material risk to the DIF.

We may be adversely affected by changes in United States and foreign tax laws and other tax laws and regulations.

Corporate tax rates affect our profitability and capital levels. We are subject to the income tax laws of the United States, its states and their municipalities and to those of the foreign jurisdictions in which we do business. These tax laws are complex and may be subject to different interpretations. We must make judgments and interpretations about the application of these tax laws when determining our provision for income taxes, our deferred tax assets and liabilities and our valuation allowance. Changes to the tax laws, administrative rulings or court decisions could increase our provision for income taxes and reduce our net income. The United States corporate tax code may be reformed by the U.S. Congress and additional guidance may be issued by the U.S. Treasury. Further changes in tax laws and regulations, and income tax rates in particular, could have an adverse impact on our financial condition and results of operations. These changes could also affect our Regulatory Capital Ratios as calculated in accordance with the Basel III standards as implemented.

We are subject to ESG risks such as climate risk, hiring practices, diversity, racial and social justice issues, including in relation to our counterparties, which may adversely affect our reputation and ability to retain employees and customers.

We are subject to a variety of risks arising from ESG matters. ESG matters include, but are not limited to, climate risk, hiring practices, the diversity of our work force, and racial and social justice issues involving our personnel, customers and third parties with whom we otherwise do business. ESG, and particularly Diversity, Equity, and Inclusion ("DEI"), initiatives have become increasingly polarized issues, with strong opponents and proponents. If our ESG practices do not meet (or are viewed as not meeting) investor or other industry stakeholder expectations and standards, which continue to evolve, our reputation and employee and customer retention may be negatively impacted.

We may be exposed to negative publicity based on the identity and activities of those to whom we lend and with which we otherwise do business and the public's view of the approach and performance of our customers and business partners with respect to ESG matters. Moreover, management may incur additional costs and will likely have to dedicate an increased amount of time and attention to ESG matters to monitor the rapidly changing regulatory landscape and to comply with the regulations and expectations. For example, President Trump has issued multiple Executive Orders revoking many of the Executive Orders issued by his predecessors, including an Executive Order mandating the withdrawal of the United States from the Paris Agreement, and other climate-focused international agreements and commitments. In addition, some states have introduced or passed bills to restrict, regulate, or prohibit DEI initiatives. Our failure to comply with any applicable rules or regulations with respect to ESG practices could lead to penalties and adversely impact our access to capital and employee retention and could also impact third parties on which we rely, which could have an adverse effect on our business, financial condition, or results of operations.

Fee revenues from overdraft and NSF programs have been and may continue to be subject to increased supervisory scrutiny.

Revenues derived from transaction fees associated with overdraft and NSF programs are included in noninterest income. In recent years, the CFPB has been focused on enforcement and rulemaking aimed at eliminating or restricting a number of fees assessed by financial institutions such as overdraft and NSF fees as well as other transaction- and account management-related fees deemed by the CFPB to be "junk fees." Refer to Item 1. Business—Regulatory Considerations—Consumer Laws and Regulations for additional information. In response to this and other legislative and regulatory scrutiny, in January 2022, we announced an elimination of NSF fees on consumer accounts and a decrease in overdraft fees. On December 12, 2024, the CFPB adopted its final overdraft rule, effective October 1, 2025, that provides for an overdraft fee cap or imposes legal and compliance requirements applicable for other loans. Refer to Item 1. Business—Regulatory Considerations—Consumer Laws and Regulations for additional information. Despite our ongoing compliance efforts, we may become subject to regulatory enforcement actions with respect to our programs and practices related to overdraft fees. In addition, as supervisory expectations and industry practices regarding overdraft protection programs change, our continued offering of overdraft protection may result in negative public opinion and increased reputation risk.

Continued competitive pressures from our peers, as well as any adoption by our regulators of new rules or supervisory guidance such as recent rules adopted by the CFPB or more aggressive examination and enforcement policies in respect of banks' overdraft fee practices, could cause us to further modify our program and practices in ways that may have a negative impact on our revenue and earnings, which, in turn, could have an adverse effect on our financial condition and results of operations. In addition, as supervisory expectations and industry practices regarding overdraft fee programs change, our continued charging of overdraft fees may result in negative public opinion and increased reputation risk.

Asset Risks

We may not be able to realize our entire investment in the equipment that we lease to our customers.

Our portfolio includes leased equipment, including, but not limited to, railcars and locomotives, technology and office equipment and medical equipment. The realization of equipment values (residual values) during the life and at the end of the term of a lease is an important element in the profitability of our leasing business. At the inception of each lease, we record a residual value for the leased equipment based on our estimate of the future value of the equipment at the end of the lease term or end of the equipment's estimated useful life. If the market value of leased equipment decreases at a rate greater than we projected, whether due to rapid technological or economic obsolescence, unusual wear and tear on the equipment, excessive use of the equipment, recession or other adverse economic conditions impacting supply and demand, it could adversely affect the current values or the residual values of such equipment.

Accounting for acquired assets may result in earnings volatility.

Fair value discounts that are recorded at the time an asset is acquired are accreted into interest income based on GAAP. The rate at which those discounts are accreted is unpredictable and the result of various factors including prepayments and estimated credit losses. Post-acquisition credit deterioration results in the recognition of provision expense, adversely affecting our financial condition and results of operations.

Financial Reporting Risks

Accounting standards may change and increase our operating costs or otherwise adversely affect our results.

The Financial Accounting Standards Board ("FASB") and the SEC periodically modify the standards governing the preparation of our financial statements. The nature of these changes is not predictable and has impacted and could further impact how we record transactions in our financial statements, which has led to and could lead to material changes in assets, liabilities, stockholders' equity, revenues, expenses and net income. Implementation of new accounting rules or standards could additionally require us to implement technology changes which could impact ongoing earnings.

Our accounting policies and processes are critical to the reporting of our financial condition and results of operations. They require management to make estimates about matters that are uncertain, and such estimates may be materially different from actual results.

Accounting policies and processes are fundamental to how we record and report our financial condition and results of operations. Management must exercise judgment in selecting and applying many of these accounting policies and processes so they comply with GAAP. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in us reporting materially different results than would have been reported under a different alternative.

Management has identified certain accounting policies as being critical because they require management to make difficult, subjective or complex conclusions about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. Because of the uncertainty surrounding management's judgments and the estimates pertaining to these matters, we may be required to adjust accounting policies or restate prior period financial statements. Refer to "Critical Accounting Estimates" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our business is highly quantitative and requires widespread use of financial models for day-to-day operations; these models may produce inaccurate predictions that significantly vary from actual results, and we may rely on these inaccurate predictions in making decisions that ultimately adversely affect our business.

We rely on qualitative and quantitative models to measure risks and to estimate certain financial values. Such models may be used in many processes including, but not limited to, the pricing of various products and services, classifications and grading of loans, setting interest rates on loans and deposits, quantifying interest rate and other market risks, forecasting losses, measuring capital adequacy and calculating economic and regulatory capital levels. Models may also be used to estimate the value of financial instruments and balance sheet items. Inaccurate or erroneous models present the risk that business decisions relying on the models will prove inefficient, ineffective or harmful to us. Additionally, information we provide to our investors and regulators may be negatively impacted by inaccurately designed or implemented models. For further information on risk monitoring, refer to the "Risk Management" section included in Item 7A. Quantitative and Qualitative Disclosure about Market Risk.

We may fail to maintain an effective system of internal control over financial reporting, which could hinder our ability to prevent fraud and provide reliable financial reports to key stakeholders.

We must have effective internal controls over financial reporting in order to provide reliable financial reports, to effectively prevent fraud and to operate successfully as a public company. If we are unable to provide reliable financial reports or prevent fraud, our reputation and operating results will be harmed and we may violate regulatory requirements or otherwise become subject to legal liability. We may discover material weaknesses or significant deficiencies requiring remediation, which would require additional expense and diversion of management attention, among other consequences. A "material weakness" is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

Any failure to maintain effective internal controls or to implement any necessary improvement of our internal controls in a timely manner could, among other things, result in losses from fraud or error, harm our reputation or cause investors to lose confidence in our reported financial information, each of which could have a material adverse effect on our results of operations and financial condition and the market value of our common stock.

The SVBB Acquisition has been accounted for under the purchase method of accounting and is based upon a valuation that involves significant estimates.

As required by GAAP, the SVBB Acquisition was accounted for under the purchase method of accounting and is based upon a valuation that involves significant estimates that are subject to change. The opening balances of acquired assets and assumed liabilities in connection with the SVBB Acquisition were recorded at estimated fair value based on information at the time of the SVBB Acquisition and other future events that are highly subjective in nature. In developing these fair value estimates, management was required to make significant estimates involving, among other things, the assigned risk ratings to loans based on credit quality, appraisals and estimated collateral values, estimated expected cash flows and appropriate liquidity and discount rates. The loans purchased in connection with the SVBB Acquisition have credit profiles that differ from most banking companies. For example, many of the legacy Silicon Valley Bank loans acquired were made to early-stage, privately held companies with modest or negative cash flows and/or no established record of profitable operations. In addition, a significant portion of the loans were comprised of larger loans equal to or greater than $20 million, and collateral for many of the legacy Silicon Valley Bank loans in the technology, life science and healthcare industries include intellectual property and other intangible assets, which are difficult to value and not readily salable in the case of default. Furthermore, the receivables covered under the commercial shared loss agreement with the FDIC involve significant estimates that involve uncertainty. In addition, the core deposit intangibles were valued using the after-tax cost savings method under the income approach. This method estimates the fair value by discounting to present value the favorable funding spread attributable to the core deposit balances over their estimated average remaining lives. The valuation considered a dynamic approach to interest rates and alternative cost of funds. The favorable funding spread is calculated as the difference in the alternative cost of funds and the net deposit cost.

The tax treatment of FDIC-assisted acquisitions is complex and subject to interpretations that may result in future adjustments of deferred taxes recorded in the SVBB Acquisition upon review by the taxing authorities.

Item 1C. Cybersecurity

Risk Management and Strategy

BancShares maintains robust processes for assessing, identifying, and managing material risks from cybersecurity threats that are integrated with our overall risk management program. As part of its cybersecurity risk management framework, BancShares leverages a Three Lines of Defense model (the "Three Lines Model") to promote clarity of roles and responsibilities in managing risk. Under the Three Lines Model, the ECSO, led by our Chief Information Security Officer (the "CISO"), acts as a first line of defense and has primary responsibility for identifying, assessing, monitoring, and managing material risks from cybersecurity threats. Our CISO reports to our Chief Information and Operations Officer ("CIOO"), who reports directly to our Chief Executive Officer. Within ECSO, the Cyber Security Operation Center identifies, assesses, monitors, and manages potential cybersecurity events in coordination with the Enterprise Incident Management ("EIM") team, escalating analysis and response to incidents and events in accordance with established procedures and the Enterprise Severity Matrix. In addition, BancShares maintains a third-party risk management team tasked with identifying, evaluating, and managing risk posed by all third-party engagements, including from cybersecurity threats.

The second-line independent risk management, including compliance, enterprise risk management, and operational risk management, works with the first line ECSO to evaluate, assess, and manage material risks using an established Risk Appetite Framework. The Risk Appetite Framework requires the cybersecurity organization to document the current risk landscape and the activities undertaken to mitigate risk that exceeds enterprise risk tolerance. The third-line in the Three Lines Model is our internal audit team, which assesses the effectiveness of related controls.

BancShares maintains processes for reporting and escalation from each line of defense through management to senior leadership, to management-level committees, and to committees of the Board and the Board, as appropriate. Reporting includes top and emerging risks, and other operational risk metrics.

BancShares follows a defense-in-depth and layered-control framework to protect the organization against cybersecurity threats and attacks. ECSO remains committed to maintaining and improving preventative and detective controls and enhancing our defenses in response to the evolving threat landscape. This mission is supported by policy, standards, and procedures which align to industry frameworks, including the National Institute of Standards and Technology Cybersecurity Framework, and are executed through the firm's preventive and detective controls.

BancShares has implemented a threat awareness program that includes cross-organizational information sharing capabilities for threat intelligence and membership and engagement with intelligence communities, including but not limited to, the Financial Services Information Sharing and Analysis Center, the Financial Services Sector Coordinating Council, the Federal Bureau of Investigation, and the U.S. Department of Homeland Security. BancShares also utilizes external experts and third-party assessors to maximize its risk intelligence coverage and to enhance risk detection and remediation. BancShares engages internal auditors, external assessors, and consultants to benchmark, scale, manage, and identify cybersecurity threats. Consultants also assess BancShares' cybersecurity systems and complete vulnerability testing.

The BancShares information security program continues to operate under heightened awareness due to industry threats and recent acquisitions. For more information regarding the risks we face from cybersecurity threats, refer to Item 1A. Risk Factors. Thus far, there have been no cybersecurity incidents that we have determined to have materially affected or to be reasonably likely to materially affect us, including with respect to our business, results of operations, or financial condition. The focus continues to be on monitoring the threat landscape and integration of entities.

Governance
The Board retains supervisory oversight responsibility for the organization and its activities, including enterprise risk management and cybersecurity risks. The Board conducts oversight of management through board committees, presentations from senior leadership, and routine Board-directed reporting to ensure management continues to operate and conduct business in alignment with Risk Appetite Statements.

Oversight of cybersecurity and the ECSO organization is the responsibility of the Risk Committee. The Risk Committee oversees cybersecurity and other risks through reporting from management, including the Enterprise Risk Oversight Committee ("EROC"), as well as additional management-level subcommittees beneath the Risk Committee including the Technology & Security Risk Committee ("TSRC") and the Operational Risk Committee ("ORC" and, together with the EROC and TSRC, the "Management Committees"). Management Committees, which include as members the CISO and other cybersecurity leadership, have clear lines of communication with the Board and its committees. The Management Committees are designed with a purpose-driven scope and decision-making authority and are required to provide the Board with regular reporting of management's business activities and the potential risk associated with those activities. Management Committees are informed by EIM following the incident management process as per internal policies and standards.

The Board may from time to time create informal working groups to enable deeper and more detailed discussions related to our technology needs and investments and inform the Board on cybersecurity risks, among other topics.

In addition, the Audit Committee of the Board monitors internal audit's coverage of cybersecurity governance, risks, and related controls, including any identified deficiencies, that could adversely affect the ability to record, process, summarize, and report financial data. The Risk Committee coordinates with the Audit Committee for review of information security matters, as needed.

The CISO is responsible for assessing and managing material cyber risks. The CISO's expertise with assessing and managing material cyber risks is based on more than 20 years of cybersecurity experience with prior roles as a CISO and Global Head of Operations. The CISO is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity by the ECSO through regular reporting and escalations, as required. The CIOO, the CISO, and others, report information about material risks from cybersecurity threats to the Board or a committee or subcommittee of the Board, as described below.
The Risk Committee receives information on cybersecurity risk, including risk appetite utilization, breaches and emerging risks, and the control environment, directly or indirectly, from various sources, including the CIOO, CISO, and each of the Management Committees. Additionally, the Risk Committee reviews BancShares' information security policy and program with a focus on whether they are appropriate to protect data, records, and proprietary information of BancShares as well as that of its customers and employees.

Item 2. Properties

We are headquartered in a nine-story building with approximately 163,000 square feet that is located in Raleigh, North Carolina, which is owned by FCB. In addition, FCB owns and occupies two separate facilities in Raleigh as well as a facility in Columbia, South Carolina, which serve as data and operations centers. The addition of SVBB in 2023 and CIT in 2022 primarily increased leased space, as both occupied office space and a branch network. As of December 31, 2024, FCB operated more than 500 branches and offices throughout the United States. FCB owns many of our branch buildings and leases other facilities from third parties. We believe that these properties are in good condition, are well maintained, and are suitable and adequate for our business needs.

Additional information relating to leased office space is set forth in Note 6—Leases and additional information relating to premises and equipment is set forth in Note 7—Premises and Equipment of the Notes to Consolidated Financial Statements contained in Item 8. Financial Statements and Supplementary Data.

Item 3. Legal Proceedings.

The Parent Company and certain of its subsidiaries are named as defendants in various legal actions arising from our normal business activities in which damages in various amounts were claimed. Although the amount of any ultimate liability with respect to those matters cannot be determined, in the opinion of management, no legal actions currently exist that would be material to BancShares' consolidated financial statements. Additional information relating to legal proceedings is set forth in Note 23—Commitments and Contingencies of the Notes to Consolidated Financial Statements contained in Item 8. Financial Statements and Supplementary Data.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Parent Company has two classes of common stock—Class A and Class B common stock. Shares of Class A common stock have one vote per share, while shares of Class B common stock have 16 votes per share. The Class A common stock is listed on the Nasdaq Global Select Market under the symbol FCNCA. The Class B common stock is traded on the over-the-counter market and quoted on the OTC Pink Market under the symbol FCNCB. As of February 14, 2025, there were 906 and 128 holders of record with respect to the Class A common stock and Class B common stock, respectively. The market volume for Class B common stock is extremely limited. On many days there is no trading and, to the extent there is trading, it is generally low volume. Over-the-counter market quotations for BancShares Class B common stock represent inter-dealer prices without retail markup, markdown or commissions, and may not represent actual transaction prices.

The average monthly trading volume for the Class A common stock was 1,881,852 shares during the fourth quarter of 2024 and 1,832,633 shares for the year ended December 31, 2024. The Class B common stock monthly trading volume averaged 2,296 shares during the fourth quarter of 2024 and 2,411 shares for the year ended December 31, 2024.

On July 25, 2024, BancShares announced that the Board authorized an SRP, which allows BancShares to repurchase shares of its Class A common stock in an aggregate amount up to $3.50 billion through December 31, 2025.

Under the authorized SRP, shares of BancShares' Class A common stock may be purchased from time to time on the open market or in privately negotiated transactions, including through a Rule 10b5-1 plan, but the Board's action does not obligate BancShares to repurchase any minimum or particular number of shares, and repurchases may be suspended or discontinued at any time (subject to the terms of any Rule 10b5-1 plan in effect) without prior notice.

During the fourth quarter of 2024, we repurchased 461,583 shares of our Class A common stock for $963 million and paid a dividend of $1.95 per share on our Class A and Class B common stock. Shares repurchased during the fourth quarter of 2024 represented 3.50% of Class A common shares and 3.26% of total Class A and Class B common shares outstanding at September 30, 2024. From inception of the SRP through December 31, 2024, we have repurchased 814,641 shares of our Class A common stock for $1.66 billion, representing 6.02% of Class A common shares and 5.61% of total Class A and Class B common shares outstanding as of June 30, 2024. The total capacity remaining under the SRP was $1.84 billion as of December 31, 2024. Subsequent to December 31, 2024, BancShares purchased an additional 140,373 shares of Class A common stock through February 14, 2025.

The following table summarizes our monthly Class A common stock repurchase activity during the fourth quarter of 2024.

Issuer Repurchases of Class A Common Stock

dollars in millions, except per share data

	Total Number of Class A Shares Purchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet be Purchased Under Plan
Repurchases from October 1 - 31, 2024	189,709	$ 1,974.90	189,709	$ 2,425
Repurchases from November 1 - 30, 2024	129,796	2,191.22	129,796	2,141
Repurchases from December 1 - 31, 2024	142,078	2,139.11	142,078	1,837
Total	461,583	$ 2,086.30	461,583	$ 1,837

The graph and table below compare the cumulative total shareholder return ("CTSR") of our Class A common stock to selected industry and broad-market indices. The broad-market index comparison is to the Nasdaq US Benchmark Total Return Index and the industry index comparison is to the KBW Nasdaq Bank Total Return Index, which includes banking stocks representing large U.S. national money centers, regional banks and thrift institutions. Each trend line assumes $100 was invested on December 31, 2019, and dividends were reinvested for additional shares.

The performance graph represents past performance and should not be considered to be an indication of future performance.



	2019	**2020**	**2021**	**2022**	**2023**	**2024**
FCNCA	$ 100	$ 108	$ 157	$ 144	$ 268	$ 400
Nasdaq US Benchmark Total Return Index	100	121	153	123	155	193
KBW Nasdaq Bank Total Return Index	100	90	124	98	97	133

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's discussion and analysis ("MD&A") of earnings and related financial data is presented to assist in understanding BancShares' financial condition and results of operations. Unless otherwise noted, the terms "we," "us," "our," and "BancShares" in this MD&A refer to our consolidated financial condition and results of operations.

This MD&A is expected to provide our investors with a view of our financial condition and results of operations from our management's perspective. This MD&A should be read in conjunction with the audited consolidated financial statements and Notes to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data. Throughout this MD&A, references to a specific "Note" refer to the Notes to Consolidated Financial Statements contained in Item 8. Financial Statements and Supplementary Data.

Intercompany accounts and transactions have been eliminated. Although certain amounts for prior years have been reclassified to conform with financial statement presentations for 2024, the reclassifications had no effect on stockholders' equity or net income as previously reported. Refer to Note 1—Significant Accounting Policies and Basis of Presentation.

Management uses certain financial measures that are not presented in accordance with GAAP in its analysis of the financial condition and results of operations of BancShares. Refer to the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation of these financial measures to the most directly comparable financial measures in accordance with GAAP.

Comparisons of the financial data as of and for the years ended December 31, 2023 and 2022 are contained in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of BancShares' Annual Report on Form 10-K as of and for the year ended December 31, 2023 filed with the SEC on February 23, 2024 and included in a Current Report on Form 8-K filed on August 14, 2024 to reflect segment reporting changes summarized in Note 1—Significant Accounting Policies and Basis of Presentation and available through our investor relations website ir.firstcitizens.com or the SEC's EDGAR database.

EXECUTIVE OVERVIEW

Key Strategic Objectives

BancShares defines strategic priorities to further our vision and align goals to enhance productivity while focusing on risk management throughout the organization. Our strategic priorities center around the themes summarized below.

- *Client Focus*
  - Expand and grow our capabilities and products while harnessing the scale of the enterprise and maintaining a client-first focus.

- *Talent and Culture*
  - Attract, retain and develop associates who align with our long-term direction and culture while scaling for continued growth.

- *Operational Efficiency*
  - Enhance processes and systems to reduce organizational complexity and maximize productivity.
  - Continue to streamline systems to simplify our information technology operating environment and improve our data infrastructure.

- *Balance Sheet Optimization*
  - Manage our balance sheet prudently to optimize our funding and liquidity profile while driving core deposit growth and enhancing returns.

Recent Events

Share Repurchase Program

On July 25, 2024, BancShares announced that the Board authorized an SRP, which allows BancShares to repurchase shares of its Class A common stock in an aggregate amount up to $3.50 billion through 2025. During 2024, we repurchased approximately $1.66 billion of our Class A common stock. Refer to Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for additional information regarding repurchase activity.

Under the authorized SRP, shares of BancShares' Class A common stock may be purchased from time to time on the open market or in privately negotiated transactions, including through a Rule 10b5-1 plan, but the Board's action does not obligate BancShares to repurchase any minimum or particular number of shares, and repurchases may be suspended or discontinued at any time (subject to the terms of any Rule 10b5-1 plan in effect) without prior notice.

Hurricanes Helene and Milton

On September 26, 2024, Hurricane Helene ("Helene") made landfall in the Big Bend area of the Florida Gulf Coast as a Category 4 hurricane. Helene's most significant impacts were across the Southern Appalachians, where widespread and severe flooding occurred. On October 9, 2024, Hurricane Milton ("Milton") made landfall in the central west coast of Florida and caused extensive damage and flooding across the Florida peninsula. The operations of our branches and offices were not significantly affected. At December 31, 2024, our estimated loan loss reserve related to Helene was $20 million and there was no estimated loan loss reserve for Milton. We will continue to assess the impacts of Helene and Milton as further information becomes available.

Southern California Wildfires

In January 2025, several wildfires broke out in Southern California, causing widespread damage to the affected areas. One of our leased bank branches in Southern California was destroyed. We expect the financial impact of the destroyed branch to be immaterial. The Southern California wildfires did not significantly impact our operations.

Segment Updates

We made changes to our segment reporting during the first quarter of 2024 as further discussed in Note 1—Significant Accounting Policies and Basis of Presentation. Segment disclosures for 2023 and 2022 periods included in this Annual Report on Form 10-K were recast to reflect the segment reporting changes. BancShares' segments include the General Bank, the Commercial Bank, SVB Commercial, and Rail. All other financial information not included in the segments is reported in the "Corporate" section of the segment disclosures. Refer to Note 22—Segment Information for the segment descriptions and the section entitled "Results by Segment" in this MD&A.

Updates to Loan Classes

We updated our loan classes during the first quarter of 2024 as further discussed in Note 1—Significant Accounting Policies and Basis of Presentation. Loan and lease and ALLL disclosures for 2023 and 2022 periods included in this Annual Report on Form 10-K were recast to reflect the changes in loan classes.

Recent Economic, Industry and Regulatory Developments

During its September 2024 meeting, the FOMC reduced the benchmark federal funds rate to a range between 4.75% - 5.00%. In its statement, the FOMC said it gained greater confidence that inflation is moving sustainably toward 2 percent, and therefore lowered the target range for the federal funds rate by 0.50%. The FOMC followed this with further 0.25% reductions at its November and December 2024 meetings to reduce the benchmark federal funds rate to a range between 4.25% - 4.50%, but cautioned further reductions in 2025 may be fewer than initially expected due to continued inflation pressures. As such, the FOMC maintained the range for the benchmark federal funds rate at its January 2025 meeting.

During 2023, the FDIC finalized an NPR covering an industry-wide special assessment to recover losses associated with protecting uninsured depositors following the closures of Silicon Valley Bank, Signature Bank, and First Republic Bank. We accrued a FDIC insurance special assessment charge of $64 million in 2023 and an additional expense of approximately $11 million in 2024.

Also in 2023, the federal banking agencies issued an NPR related to enhanced capital and another for long-term debt requirements for banking organizations with $100 billion or more in total consolidated assets. We are in the process of evaluating the proposals and the potential impacts. However, if the long-term debt requirement NPR is finalized as proposed, we expect we would need to issue additional long-term debt to satisfy the requirements.

These NPRs are discussed above in Item 1. Business in the section entitled "Regulatory Considerations."

Financial Performance Summary

The following tables in this MD&A include financial data as of and for the year ended December 31, 2024 ("Current Year"), December 31, 2023 ("Prior Year") and December 31, 2022. The operations acquired in the SVBB Acquisition (the "Acquired SVBB Operations") were included in our results of operations for all of the Current Year, but only from the SVBB Acquisition Date through December 31, 2023 (the "Partial Prior Year"). Certain Current Year comparisons to the Prior Year in this MD&A highlight the impact of including the Acquired SVBB Operations for the entire Current Year and only the Partial Prior Year (the "Timing of the SVBB Acquisition").

We primarily focus the discussion of our financial position by comparing balances as of December 31, 2024 to December 31, 2023, but the tables also provide December 31, 2022 balances.

The following table summarizes BancShares' results:

Table 1
Selected Financial Data

dollars in millions, except share data

	Year Ended December 31,		
	2024	2023	2022
Results of Operations:			
Interest income	$ 12,353	$ 10,391	$ 3,413
Interest expense	5,210	3,679	467
Net interest income	7,143	6,712	2,946
Provision for credit losses	431	1,375	645
Net interest income after provision for credit losses	6,712	5,337	2,301
Noninterest income	2,615	12,075	2,136
Noninterest expense	5,735	5,335	3,075
Income before income taxes	3,592	12,077	1,362
Income tax expense	815	611	264
Net income	2,777	11,466	1,098
Preferred stock dividends	61	59	50
Net income available to common stockholders	$ 2,716	$ 11,407	$ 1,048
Per Common Share Information:			
Weighted average common shares outstanding (diluted)	14,342,655	14,539,613	15,549,944
Diluted earnings per common share	$ 189.41	$ 784.51	$ 67.40
Key Performance Metrics:			
Return on average assets	1.26 %	5.90 %	1.01 %
Net interest margin [1]	3.54	3.92	3.16
Net interest margin, excluding purchase accounting accretion [1][3]	3.30	3.50	3.05
Select Average Balances:			
Investment securities	$ 37,029	$ 23,112	$ 19,166
Total loans and leases [2]	137,546	119,234	67,787
Operating lease equipment, net	9,003	8,495	7,982
Total assets	219,800	194,281	108,915
Total deposits	151,004	130,590	89,916
Total stockholders' equity	22,297	17,937	10,276
Select Ending Balances:			
Investment securities	$ 44,090	$ 29,999	$ 19,369
Total loans and leases	140,221	133,302	70,781
Operating lease equipment, net	9,323	8,746	8,156
Total assets	223,720	213,758	109,298
Total deposits	155,229	145,854	89,408
Total stockholders' equity	22,228	21,255	9,662
Loan to deposit ratio	90.33 %	91.39 %	79.17 %
Noninterest-bearing deposits to total deposits	24.89	27.29	27.87
Capital Ratios:			
Total risk-based capital	15.04 %	15.75 %	13.18 %
Tier 1 risk-based capital	13.53	13.94	11.06
Common equity Tier 1	12.99	13.36	10.08
Tier 1 leverage	9.90	9.83	8.99
Asset Quality:			
Ratio of nonaccrual loans to total loans	0.84 %	0.73 %	0.89 %
Allowance for loan and lease losses to loans ratio	1.20	1.31	1.30
Net charge off ratio	0.39	0.47	0.12

[1] *Calculated net of average credit balances and deposits of factoring clients.*
[2] *Average loan balances include loans held for sale and nonaccrual loans.*
[3] *Net interest margin ("NIM"), excluding purchase accounting accretion or amortization ("PAA"), is a non-GAAP financial measure. Refer to the "NII, NIM, and Interest and Fees on Loans, Excluding PAA" item in the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation from the most comparable GAAP measure to the non-GAAP measure.*

Financial highlights are summarized below. Further details are discussed in the "Results of Operations" section of this MD&A.

Income Statement Highlights

- *Net income* for the Current Year was $2.78 billion, a decrease of $8.69 billion or 76% from $11.47 billion for the Prior Year. Net income available to common stockholders for the Current Year was $2.72 billion, a decrease of $8.69 billion from $11.41 billion for the Prior Year. Earnings per diluted common share for the Current Year was $189.41, a decrease from $784.51 for the Prior Year. The decreases were largely due to the gain on acquisition of $9.81 billion in the Prior Year, partially offset by the Timing of the SVBB Acquisition and a lower provision for credit losses.

- The Current Year included the following select items:
  - ◦ Acquisition-related expenses of $210 million, and
  - ◦ Additional FDIC insurance special assessment of $11 million.

- The Prior Year included the following select items:
  - ◦ Gain on acquisition of $9.81 billion for the SVBB Acquisition,
  - ◦ Day 2 Provision for Credit Losses of $716 million for the SVBB Acquisition,
  - ◦ Acquisition-related expenses of $470 million, and
  - ◦ FDIC insurance special assessment of $64 million.

- *Return on average assets* for the Current Year was 1.26% compared to 5.90% for the Prior Year, which benefited from the gain on acquisition.

- *NII* for the Current Year was $7.14 billion, an increase of $431 million or 6% from $6.71 billion for the Prior Year. While the increase was largely due to the Timing of the SVBB Acquisition, other contributing factors included organic loan growth, purchases of investment securities, and higher yields on interest-earning assets, partially offset by higher interest expense due to higher average balances and rates for interest-bearing deposits, and lower loan PAA.

- *NIM* for the Current Year was 3.54%, a decrease of 38 bps from 3.92% for the Prior Year. The decline was due to a higher average balance of interest-bearing deposits and the Purchase Money Note, a higher average rate paid on deposits, and lower PAA, partially offset by higher average balances and yields on loans and investment securities. NIM, excluding PAA, was 3.30% for the Current Year compared to 3.50% for the Prior Year. Refer to the "NII, NIM, and Interest and Fees on Loans, Excluding PAA" discussion in the "Non-GAAP Financial Measurements" section of this MD&A for further discussion.

- *Noninterest income* for the Current Year was $2.62 billion, a decrease of $9.46 billion from $12.08 billion for the Prior Year. The decrease was mostly due to the gain on acquisition of $9.81 billion in the Prior Year, partially offset by increases in rental income on operating lease equipment, realized gain on sales of investment securities, and the impact of the Timing of the SVBB Acquisition.

- *Noninterest expense* for the Current Year was $5.74 billion, an increase of $400 million or 8% from $5.34 billion for the Prior Year, mainly due to the Timing of the SVBB Acquisition, but also reflecting net staff additions and continued investments in technology, partially offset by lower acquisition-related expenses.

- *Provision for credit losses* for the Current Year was $431 million, a decrease of $944 million from $1.38 billion for the Prior Year. The decrease was mostly related to the provision for non-purchased credit deteriorated ("Non-PCD") loans and leases and the unfunded commitments acquired in the SVBB Acquisition (collectively, the "Day 2 Provision for Credit Losses") of $716 million in the Prior Year, along with the ALLL decrease in the Current Year versus an increase in the Prior Year as summarized below in the Balance Sheet Highlights.

Balance Sheet Highlights

- *Loans and leases* at December 31, 2024 were $140.22 billion, an increase of $6.92 billion or 5% from $133.30 billion at December 31, 2023, due to loan growth in each of our segments. Loan growth in the General Bank segment was primarily related to business and commercial loans in our Branch Network. Loan growth in the Commercial Bank segment was mainly in the technology media and telecommunications ("TMT") and the healthcare industry verticals. Loan growth in the SVB Commercial segment was concentrated in the global fund banking portfolio.

- *ALLL* at December 31, 2024 was $1.68 billion, representing a decrease of $71 million from $1.75 billion at December 31, 2023, mainly due to changes in loan mix, improvements in the macroeconomic forecast, and decreases in specific reserves for individually evaluated loans. The mix shift was mostly within SVB loans and reflected increases in the global fund banking portfolio, which has a lower loss rate relative to the rest of our portfolios, and decreases in the investor dependent portfolios, which have higher loss rates. These decreases were partially offset by increases related to loan growth and a $20 million loan loss reserve for Helene.

- *Investment securities* at December 31, 2024 were $44.09 billion, an increase of $14.09 billion or 47% from $30.00 billion at December 31, 2023, primarily due to purchases of short-duration U.S. agency mortgage-backed and U.S. Treasury investment securities, partially offset by payments and maturities.

- *Deposits* at December 31, 2024 were $155.23 billion, an increase of $9.38 billion or 6% from $145.85 billion at December 31, 2023, reflecting deposit growth in our Branch Network in the General Bank segment, the Direct Bank in Corporate, and the SVB Commercial segment.

- *Borrowings* at December 31, 2024 were $37.05 billion, a decrease of $603 million from $37.65 billion at December 31, 2023, mostly due to redemptions of our senior unsecured borrowings and subordinated debentures.

- At December 31, 2024, BancShares remained well capitalized with a total risk-based capital ratio of 15.04%, a Tier 1 risk-based capital ratio of 13.53%, a CET1 ratio of 12.99% and a Tier 1 leverage ratio of 9.90%.

Funding, Liquidity and Capital Overview

Deposit Composition and Trends

We fund our business primarily through deposits. Deposits represented approximately 81% of total funding at December 31, 2024. The following table summarizes the composition, average size and uninsured percentages of our deposits:

Table 2
Select Deposit Data

	Deposits as of December 31, 2024		
	Ending Balance (in millions)	Average Size (in thousands)	Uninsured %
General Bank segment	$ 73,062	$ 36	34 %
Commercial Bank segment	3,283	281	86
SVB Commercial segment	36,637	519	71
Corporate and Rail segment[1]	42,247	58	13
Total	$ 155,229	54	38

[1] The average size is reflective of the Direct Bank deposits and excludes brokered deposits and rail.

The General Bank segment mainly includes deposits from our Branch Network, which deploys a relationship-based approach to deposit gathering. The Commercial Bank segment includes deposits of commercial customers, and the SVB Commercial segment includes deposits related to its commercial customer base. Deposits in Corporate mainly included $41.09 billion in our Direct Bank, with the remaining primarily comprised of brokered deposits.

As displayed in the table above, the average size of deposits varies across our business segments. The uninsured percentage is the percentage of uninsured deposits to total deposits at period end for the respective segments and Corporate. Total uninsured deposits were approximately $59.51 billion or 38% of total deposits at December 31, 2024 and $54.15 billion or 37% at December 31, 2023.

Table 3
Deposit Trends

dollars in millions

	Deposit Balance		
	December 31, 2024	**December 31, 2023**	**December 31, 2022**
General Bank segment	$ 73,062	$ 68,729	$ 67,894
Commercial Bank segment	3,283	3,228	3,219
SVB Commercial segment	36,637	34,730	—
Corporate and Rail segment	42,247	39,167	18,295
Total deposits	$ 155,229	$ 145,854	$ 89,408

From December 31, 2023 to December 31, 2024, General Bank segment and Corporate deposits increased, primarily due to deposit growth in our Branch Network and Direct Bank, respectively. SVB Commercial segment deposits increased from December 31, 2023 to December 31, 2024, mainly due to growth in money market deposits and interest-bearing checking, partially offset by declines in noninterest-bearing checking. Refer to the Deposits section later in this MD&A for additional information on deposits.

Liquidity Position

We strive to maintain a strong liquidity position and our risk appetite for liquidity is low. At December 31, 2024, we had $59.34 billion in high-quality liquid assets consisting of $20.55 billion in cash and interest-earning deposits at banks (primarily held at the FRB) and $38.79 billion in high-quality liquid securities ("HQLS"). Additionally, we have unused borrowing capacity with the FHLB and FRB of $16.42 billion and $5.48 billion, respectively.

In connection with the SVBB Acquisition, FCB and the FDIC, as lender and as collateral agent, entered into the Advance Facility Agreement providing total advances available through March 27, 2025 of up to $70 billion, subject to limits subsequently described in this MD&A as referenced below. The immediate available capacity of the Advance Facility Agreement was $5.29 billion at December 31, 2024. The draw period under the Advance Facility Agreement ends March 27, 2025, thus we will no longer have access to advance funds under the agreement after this date. However, we are actively working to increase our borrowing capacity under agreements with the FRB through expansion of the eligible loan population to targeted loans historically not pledged to the FRB. Refer to the "Liquidity Risk" section of this MD&A for further discussion.

In connection with the SVBB Acquisition, FCB issued a five-year Purchase Money Note with carrying value of $35.82 billion at December 31, 2024. While scheduled principal payments are not required under the Purchase Money Note until maturity, FCB may voluntarily prepay principal without premium or penalty. We will continue to monitor the interest rate environment and assess whether any voluntary prepayments are prudent considering the fixed rate of 3.50% on the Purchase Money Note. Potential sources that could fund voluntary prepayments of the Purchase Money Note or the amount due at maturity include excess liquidity (primarily comprised of interest-earning deposits at banks and proceeds from maturities and paydowns of investment securities), FHLB advances, deposit growth, and issuance of unsecured debt or other borrowings. At the time of voluntary prepayment or maturity, the interest rates for the potential interest-bearing sources of repayment could be higher than the 3.50% rate on the Purchase Money Note.

Investment Securities Duration

At December 31, 2024, our investment securities portfolio primarily consisted of debt securities available for sale and held to maturity as summarized below. We manage debt security market risk by monitoring the average duration of our investment securities portfolio. The duration of our investment securities was approximately 2.8 years at December 31, 2024. The investment securities available for sale portfolio had an average duration of 2.4 years and the held to maturity portfolio had an average duration of 4.4 years. Refer to the "Interest-earning Assets—Investment Securities" section of this MD&A and Note 3 —Investment Securities for further information.

Table 4
Investment Securities

dollars in millions

	December 31, 2024			
	Composition[1]	Amortized Cost	Fair Value	Fair Value to Amortized Cost
Total investment securities available for sale	79.3 %	$ 34,512	$ 33,750	97.8 %
Total investment securities held to maturity	20.5	10,239	8,702	85.0
Investment in marketable equity securities	0.2	79	101	127.8
Total investment securities	100 %	$ 44,830	$ 42,553	

[1] *Calculated as a percentage of the total fair value of investment securities.*

Capital Position

All regulatory capital ratios for BancShares and FCB significantly exceed the PCA well capitalized thresholds and Basel III requirements as further discussed in the "Capital" section of this MD&A.

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

NII is affected by changes in interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Interest income and expense and the respective yields and rates include amortization of premiums, accretion of discounts, and impacts from hedging activities.

The following tables present the average balances of interest-earning assets and interest-bearing liabilities, yields on interest-earning assets, rates on interest-bearing liabilities, and changes in NII due to changes in volume and yields or rates. Changes in NII due to changes in (i) volume (average balances of interest-earning assets and interest-bearing liabilities) and (ii) yields or rates are based on the following:

- The change in NII due to volume is calculated as the change in average balance multiplied by the yield or rate from the prior period.

- The change in NII due to yield or rate is calculated as the change in yield or rate multiplied by the average balance from the prior period.

- The change in NII due to changes in both volume and yield or rate (i.e., portfolio mix) is calculated as the change in rate multiplied by the change in volume. This component is allocated between the changes due to volume and yield or rate based on the ratio each component bears to the absolute dollar amounts of their total.

- Tax equivalent NII was not materially different from NII, therefore we present NII in our analysis.

Table 5
Average Balances and Yields/Rates

dollars in millions

| | Year Ended | | | | | | Change in NII Due to: | | |
| | December 31, 2024 | | | December 31, 2023 | | | | | |
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Volume[1]	Yield / Rate[1]	Total Change
Loans and leases [1][2]	$ 136,026	$ 9,528	7.00 %	$ 117,708	$ 8,187	6.95 %	$ 1,278	$ 63	$ 1,341
Investment securities	37,029	1,334	3.60	23,112	640	2.77	462	232	694
Securities purchased under agreements to resell	247	13	5.18	161	8	5.20	5	—	5
Interest-earning deposits at banks	28,276	1,478	5.23	29,790	1,556	5.22	(79)	1	(78)
Total interest-earning assets [2]	$ 201,578	$ 12,353	6.12 %	$ 170,771	$ 10,391	6.08 %	$ 1,666	$ 296	$ 1,962
Operating lease equipment, net	$ 9,003			$ 8,495					
Cash and due from banks	753			879					
Allowance for loan and lease losses	(1,748)			(1,495)					
All other noninterest-earning assets	10,214			15,631					
Total assets	$ 219,800			$ 194,281					
Interest-bearing deposits									
Checking with interest	$ 24,199	$ 526	2.17 %	$ 22,296	$ 402	1.80 %	$ 36	$ 88	$ 124
Money market	33,107	1,031	3.11	27,583	618	2.24	140	273	413
Savings	38,997	1,663	4.26	26,104	963	3.69	532	168	700
Time deposits	15,202	644	4.23	14,947	514	3.44	10	120	130
Total interest-bearing deposits	111,505	3,864	3.47	90,930	2,497	2.75	718	649	1,367
Borrowings:									
Securities sold under customer repurchase agreements	392	2	0.51	455	2	0.35	—	—	—
Short-term FHLB borrowings	—	—	—	108	5	4.79	(6)	1	(5)
Short-term borrowings	392	2	0.51	563	7	1.20	(6)	1	(5)
Federal Home Loan Bank borrowings	—	—	—	2,307	120	5.22	(74)	(46)	(120)
Senior unsecured borrowings	292	8	2.63	608	14	2.21	(8)	2	(6)
Subordinated debt	889	29	3.18	1,043	39	3.65	(5)	(5)	(10)
Other borrowings	35,826	1,307	3.65	27,322	1,002	3.67	310	(5)	305
Long-term borrowings	37,007	1,344	3.63	31,280	1,175	3.75	223	(54)	169
Total borrowings	37,399	1,346	3.60	31,843	1,182	3.71	217	(53)	164
Total interest-bearing liabilities	$ 148,904	$ 5,210	3.50 %	$ 122,773	$ 3,679	3.00 %	$ 935	$ 596	$ 1,531
Noninterest-bearing deposits	$ 39,499			$ 39,660					
Credit balances of factoring clients	1,192			1,166					
Other noninterest-bearing liabilities	7,908			12,745					
Stockholders' equity	22,297			17,937					
Total liabilities and stockholders' equity	$ 219,800			$ 194,281					
Interest rate spread [2]			2.62 %			3.08 %			
Net interest income and net interest margin [2]		$ 7,143	3.54 %		$ 6,712	3.92 %			

[1] Loans and leases include nonaccrual loans and loans held for sale. Interest income on loans and leases includes accretion income and loan fees.
[2] The balance and rate presented are calculated net of average credit balances and deposits of factoring clients.

NII and NIM - 2024 compared to 2023

- NII for the Current Year was $7.14 billion, an increase of $431 million or 6% from $6.71 billion for the Prior Year. While the increase was largely due to the Timing of the SVBB Acquisition, other contributing factors included organic loan growth, purchases of investment securities, and higher yields on interest-earning assets, partially offset by higher interest expense due to higher average balances and rates for interest-bearing deposits, and lower loan PAA. Compared to the Partial Prior Year, NII in the comparable period during the Current Year declined by $536 million as higher interest expense on interest-bearing deposits (driven by both higher rates and average balances), and a decline in loan PAA, more than offset higher interest income (driven by loan and investment portfolio growth and a higher yield on interest-earning assets).

  ◦ NII, excluding PAA, was $6.66 billion for the Current Year and $5.97 billion for the Prior Year, an increase of $690 million. Refer to the "NII, NIM, and Interest and Fees on Loans, Excluding PAA" discussion in the "Non-GAAP Financial Measurements" section of this MD&A for further discussion.

- Interest income on loans and leases for the Current Year was $9.53 billion, an increase of $1.34 billion or 16% from $8.19 billion for the Prior Year. The increase was primarily due to the Timing of the SVBB Acquisition, but also reflected organic loan growth and higher loan yields, partially offset by lower loan PAA. Loan PAA was $505 million for the Current Year and $733 million for the Prior Year, a decrease of $228 million. Interest income on loans, excluding PAA, was $9.02 billion for the Current Year and $7.45 billion for the Prior Year, an increase of $1.57 billion. Refer to the "NII, NIM, and Interest and Fees on Loans, Excluding PAA" discussion in the "Non-GAAP Financial Measurements" section of this MD&A for further discussion.

- Interest income on investment securities for the Current Year was $1.35 billion, an increase of $699 million or 108% from $648 million for the Prior Year. The increase was due to purchases of short duration agency mortgage-backed and U.S. Treasury investment securities available for sale, and to a lesser extent, a higher yield on the purchased investment securities.

- Interest income on interest-earning deposits at banks for the Current Year was $1.48 billion, a decrease of $78 million or 5% from $1.56 billion for the Prior Year. The decrease was mainly the result of a lower average balance due to outflows that funded the purchases of investment securities discussed above, partially offset by a higher average balance due to the Timing of the SVBB Acquisition.

- Interest expense on interest-bearing deposits for the Current Year was $3.86 billion, an increase of $1.37 billion or 55% from $2.50 billion for the Prior Year. The increase was due to a higher average balance due in part to the Timing of the SVBB Acquisition, as well as organic growth in interest-bearing deposits, and higher rates paid on average interest-bearing deposits.

- Interest expense on borrowings for the Current Year was $1.35 billion, an increase of $164 million or 14% from $1.18 billion for the Prior Year, mainly the result of a higher average balance of the Purchase Money Note due to the Timing of the SVBB Acquisition.

- Average interest-earning assets for the Current Year were $201.58 billion, an increase of $30.81 billion or 18% from $170.77 billion for the Prior Year, mostly due to the Timing of the SVBB Acquisition, but also reflecting organic loan growth discussed in the "Loans" section of this MD&A and purchases of investment securities, partially offset by lower interest-earning deposits at banks.

  ◦ The yield on average interest-earning assets was 6.12% in the Current Year, an increase of 4 bps from the Prior Year.

- Average interest-bearing liabilities for the Current Year were $148.90 billion, an increase of $26.13 billion or 21% from $122.77 billion for the Prior Year, mostly due to the Timing of the SVBB Acquisition, but also reflecting organic interest-bearing deposit growth discussed in the "Deposits" section of this MD&A.

  ◦ The rate paid on average interest-bearing liabilities was 3.50%, an increase of 50 bps from the Prior Year, primarily due to a higher rate paid on average interest-bearing deposits, partially offset by the impact of repaying FHLB borrowings in the Prior Year.

- NIM for the Current Year was 3.54%, a decrease of 38 bps from 3.92% for the Prior Year. The decline was due to a higher average balance of interest-bearing deposits and the Purchase Money Note, a higher average rate paid on interest-bearing deposits, and lower PAA, partially offset by higher average balances and yields on loans and investment securities. NIM, excluding PAA, was 3.30% for the Current Year compared to 3.50% for the Prior Year. Refer to the "NII, NIM, and Interest and Fees on Loans, Excluding PAA" discussion in the "Non-GAAP Financial Measurements" section of this MD&A for further discussion.

Table 6
Average Balances and Yields/Rates

dollars in millions

| | Year Ended | | | | | | Change in NII Due to: | | |
| | December 31, 2023 | | | December 31, 2022 | | | | | |
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Volume[1]	Yield / Rate[1]	Total Change
Loans and leases [1][2]	$ 117,708	$ 8,187	6.95 %	$ 66,303	$ 2,953	4.45 %	$ 3,035	$ 2,199	$ 5,234
Investment securities	23,112	640	2.77	19,166	354	1.85	84	202	286
Securities purchased under agreements to resell	161	8	5.20	—	—	—	8	—	8
Interest-earning deposits at banks	29,790	1,556	5.22	7,726	106	1.38	733	717	1,450
Total interest-earning assets [2]	$ 170,771	$ 10,391	6.08 %	$ 93,195	$ 3,413	3.66 %	$ 3,860	$ 3,118	$ 6,978
Operating lease equipment, net	$ 8,495			$ 7,982					
Cash and due from banks	879			512					
Allowance for loan and lease losses	(1,495)			(875)					
All other noninterest-earning assets	15,631			8,101					
Total assets	$ 194,281			$ 108,915					
Interest-bearing deposits									
Checking with interest	$ 22,296	$ 402	1.80 %	$ 16,323	$ 29	0.18 %	$ 14	$ 359	$ 373
Money market	27,583	618	2.24	23,963	125	0.52	22	471	493
Savings	26,104	963	3.69	14,378	117	0.81	158	688	846
Time deposits	14,947	514	3.44	8,934	64	0.72	68	382	450
Total interest-bearing deposits	90,930	2,497	2.75	63,598	335	0.53	262	1,900	2,162
Borrowings:									
Securities sold under customer repurchase agreements	455	2	0.35	590	1	0.19	—	1	1
Short-term FHLB borrowings	108	5	4.79	824	28	3.35	(32)	9	(23)
Short-term borrowings	563	7	1.20	1,414	29	2.03	(32)	10	(22)
Federal Home Loan Bank borrowings	2,307	120	5.22	1,414	43	3.01	35	42	77
Senior unsecured borrowings	608	14	2.21	1,348	25	1.89	(15)	4	(11)
Subordinated debt	1,043	39	3.65	1,056	33	3.15	—	6	6
Other borrowings	27,322	1,002	3.67	64	2	3.22	1,000	—	1,000
Long-term borrowings	31,280	1,175	3.75	3,882	103	2.66	1,020	52	1,072
Total borrowings	31,843	1,182	3.71	5,296	132	2.49	988	62	1,050
Total interest-bearing liabilities	$ 122,773	$ 3,679	3.00 %	$ 68,894	$ 467	0.68 %	$ 1,250	$ 1,962	$ 3,212
Noninterest-bearing deposits	$ 39,660			$ 26,318					
Credit balances of factoring clients	1,166			1,153					
Other noninterest-bearing liabilities	12,745			2,274					
Stockholders' equity	17,937			10,276					
Total liabilities and stockholders' equity	$ 194,281			$ 108,915					
Interest rate spread [2]			3.08 %			2.98 %			
Net interest income and net yield on interest-earning assets [2]		$ 6,712	3.92 %		$ 2,946	3.16 %			

[1] Loans and leases include nonaccrual loans and loans held for sale. Interest income on loans and leases includes accretion income and loan fees.
[2] The balance and rate presented are calculated net of average credit balances and deposits of factoring clients.

The following table includes the average interest-earning assets by category:

Table 7
Average Interest-earning Asset Mix

| | % of Average Interest-earning Assets | | |
| | Year Ended December 31, | | |
	2024	2023	2022
Loans and leases	68 %	69 %	71 %
Investment securities	18	14	21
Interest-earning deposits at banks	14	17	8
Total interest-earning assets	100 %	100 %	100 %

The following table shows the average interest-bearing liability mix:

Table 8
Average Interest-bearing Liability Mix

| | % of Average Interest-bearing Liabilities | | |
| | Year Ended December 31, | | |
	2024	2023	2022
Total interest-bearing deposits	75 %	74 %	92 %
Securities sold under customer repurchase agreements	—	—	1
Other short-term borrowings	—	—	1
Long-term borrowings	25	26	6
Total interest-bearing liabilities	100 %	100 %	100 %

Provision for Credit Losses

The provision for credit losses for the Current Year was $431 million, a decrease of $944 million or 69% from $1.38 billion for the Prior Year. The decrease was primarily related to the Day 2 Provision for Credit Losses of $716 million in the Prior Year. The decrease in the provision for credit losses was also due to the ALLL decrease in the Current Year, mainly due to changes in loan mix, improvements in the macroeconomic forecast, and decreases in specific reserves for individually evaluated loans. The mix shift was mostly within SVB loans and reflected increases in the global fund banking portfolio, which has a lower loss rate relative to the rest of our portfolios, and decreases in the investor dependent portfolios, which have higher loss rates. These decreases were partially offset by increases related to loan growth and a $20 million loan loss reserve for Helene.

The ALLL and net charge-offs are further discussed in the "Risk Management—Credit Risk—Allowance for Loan and Lease Losses" and "—Credit Metrics" in this MD&A and in Note 5—Allowance for Loan and Lease Losses.

Table 9
Provision for Credit Losses

| *dollars in millions* | Year Ended December 31, | | | | | |
	2024		2023		2022	
Day 2 Provision for Loan and Lease Losses	$	—	$	462		454
Provision for loan and lease losses		469		703		97
Total provision for loan and lease losses		469		1,165		551
Day 2 Provision for Off-Balance Sheet Credit Exposure		—		254		59
(Benefit) provision for off-balance sheet credit exposure		(38)		(44)		35
Total (benefit) provision for off-balance sheet credit exposure		(38)		210		94
Provision for credit losses	$	431	$	1,375	$	645

Noninterest Income

Noninterest income is an essential part of our total revenue. The primary sources of noninterest income consist of rental income on operating lease equipment, lending-related fees, deposit fees and service charges, client investment fees, wealth management services, international fees, factoring commissions, cardholder and merchant services, and insurance commissions. Descriptions of noninterest income are included in the revenue recognition section in Note 1—Significant Accounting Policies and Basis of Presentation.

Table 10
Noninterest Income

dollars in millions	Year Ended December 31,		
	2024	**2023**	**2022**
Rental income on operating lease equipment	$ 1,048	$ 971	$ 864
Other noninterest income:			
Lending-related fees	257	218	103
Deposit fees and service charges	230	200	142
Client investment fees	213	157	—
Wealth management services	211	188	142
International fees	119	91	8
Factoring commissions	75	82	104
Cardholder services, net	163	139	102
Merchant services, net	49	48	35
Insurance commissions	55	54	47
Realized gain (loss) on sale of investment securities, net	6	(26)	—
Fair value adjustment on marketable equity securities, net	13	(11)	(3)
Gain on sale of leasing equipment, net	30	20	15
Gain on acquisition	—	9,808	431
(Loss) gain on extinguishment of debt	(2)	—	7
Other noninterest income	148	136	139
Total other noninterest income	1,567	11,104	1,272
Total noninterest income	$ 2,615	$ 12,075	$ 2,136

Rental Income on Operating Lease Equipment

Rental income on operating lease equipment was $1.05 billion for the Current Year, an increase of $77 million or 8% from $971 million for the Prior Year. The Current Year benefited from growth in rail operating lease equipment, as well as strong re-pricing and utilization rates in the rail portfolio. Rental income is generated primarily in the Rail segment and, to a lesser extent, in the Commercial Bank segment. Revenue is generally dictated by the size of the portfolio, utilization of the railcars, re-pricing of equipment renewed upon lease maturities, and pricing on new leases. Re-pricing refers to the rental rate in the renewed equipment contract compared to the prior contract. Refer to the Rail segment discussion in the "Results by Segment" section of this MD&A for further details.

Total Other Noninterest Income

Total other noninterest income for the Current Year was $1.57 billion, a decrease of $9.54 billion from $11.10 billion for the Prior Year. The decrease was mostly due to the gain on acquisition of $9.81 billion in the Prior Year, offset by the items discussed below.

- Client investment fees increased $56 million, mainly due to the Timing of the SVBB Acquisition, as well as growth in off-balance sheet client fund balances and expanded transaction-based services.
- Lending-related fees increased $39 million, mostly due to the Timing of the SVBB Acquisition, but also reflecting organic loan growth as discussed in the Loans section later in this MD&A. Additionally, capital market fees increased $17 million, due to higher syndication volume in the Current Year.
- Deposit fees and service charges increased $30 million, primarily due to the Timing of the SVBB Acquisition, but also impacted by deposit growth in the Branch Network and Direct Bank.
- International fees increased $28 million, mainly due to the Timing of the SVBB Acquisition, but also reflecting higher commissions we earned on customer foreign currency transactions.
- Cardholder services, net increased $24 million due to the Timing of the SVBB Acquisition and higher transaction volumes in the Current Year.
- The $24 million increase in fair value adjustment on marketable equity securities reflects higher market prices of the underlying securities.

- Wealth management services increased $23 million due to higher assets under management.

- Factoring commissions decreased $7 million, mainly due to lower factoring volume and surcharges.

- Realized gain on sales of investment securities improved $32 million compared to the Prior Year. We sold investment securities and realized a $6 million gain in the Current Year, whereas the Prior Year included a net loss of $26 million associated with the sale of a single corporate bond of a distressed financial institution and our strategic decision to sell the municipal bonds acquired in the SVBB Acquisition.

- Other noninterest income increased $12 million, primarily related to higher gains on loan sales.

Noninterest Expense

Noninterest expense includes depreciation on operating lease equipment, maintenance and other operating lease expenses, and operating expenses.

Table 11
Noninterest Expense

dollars in millions

	Year Ended December 31,					
	2024		**2023**		**2022**	
Depreciation on operating lease equipment	$	394	$	371	$	345
Maintenance and other operating lease expenses		219		222		189
Operating expenses:						
Personnel cost		3,078		2,636		1,408
Net occupancy expense		242		244		191
Equipment expense		504		422		216
Professional fees		121		71		45
Third-party processing fees		230		205		103
FDIC insurance expense		138		158		31
Marketing expense		76		102		53
Acquisition-related expenses		210		470		231
Intangible asset amortization		63		57		23
Other noninterest expense		460		377		240
Total operating expenses		5,122		4,742		2,541
Total noninterest expense	$	5,735	$	5,335	$	3,075

Depreciation on Operating Lease Equipment
Depreciation expense on operating lease equipment is primarily related to rail equipment and small and large ticket equipment we own and lease to others. The increase in depreciation expense for the Current Year compared to the Prior Year was primarily due to the higher operating lease equipment balance. Operating lease activity is in the Rail and Commercial Bank segments. The useful life of rail equipment is generally longer in duration, 40-50 years, whereas small and large ticket equipment is generally 3-10 years. Refer to the Commercial Bank and Rail segments discussion in the section entitled "Results by Segment" of this MD&A for further details.

Maintenance and Other Operating Lease Expenses
The Rail segment leases railcars, primarily pursuant to full-service lease contracts under which we, as lessor, are responsible for railcar maintenance and repair. Maintenance and other operating lease expenses for the Current Year were $219 million, a decrease of $3 million or 2% from $222 million for the Prior Year. Maintenance and other operating lease expenses relate to equipment ownership and leasing costs associated with the railcar portfolio and tend to be variable due to timing and the number of railcars coming on or off lease as well as asset condition. Refer to the Rail segment discussion in the section entitled "Results by Segment" of this MD&A for further details.

Operating Expenses

Operating expenses for the Current Year were $5.12 billion, an increase of $380 million or 8% compared to $4.74 billion in the Prior Year.

• The $442 million increase in personnel cost was mostly due to the Timing of the SVBB Acquisition, but also reflected net staff additions, as well as higher incentive compensation and benefit costs.

• The $82 million increase in equipment expense was mainly due to the Timing of the SVBB Acquisition, but also reflected continued investments in technology, including software.

• The $50 million increase in professional fees included consulting costs for continued enhancements to our large financial institution regulatory compliance capabilities.

• The $25 million increase in third-party processing fees was due in part to higher transaction volume and expanded services.

• The $26 million decrease in marketing expense was primarily due to reduced marketing campaigns for Direct Bank deposits.

• The $20 million decrease in FDIC insurance expense was largely due to a special assessment of approximately $64 million in the Prior Year compared to $11 million in the Current Year, partially offset by increases as a result of deposit growth.

• The $83 million increase in other noninterest expense was spread across multiple categories, with notable increases in state-related non-income tax, employee training, regulatory agency expense, and charitable contributions, including our support relief efforts for Helene and Milton.

Acquisition-related expenses decreased $260 million from the Prior Year. The following table presents the major components of acquisition-related expenses:

Table 12
Acquisition-related expenses

dollars in millions	Year Ended December 31,					
	2024		**2023**		**2022**	
Personnel cost	$	78	$	275	$	167
Professional fees		109		92		36
Asset impairment		9		67		9
Other acquisition-related expense		14		36		19
Total acquisition-related expense	$	210	$	470	$	231

Personnel cost primarily includes severance and retention costs for employees associated with business combinations. These amounts are recognized over the requisite service period, if any.

Professional fees mainly include consulting, legal and accounting costs associated with business combinations and the related integration, optimization, and business process reengineering, including enhancements to technology. These amounts are expensed as incurred.

Income Taxes

Table 13
Income Tax Data

dollars in millions	Year Ended December 31,					
	2024		**2023**		**2022**	
Income before income taxes	$	3,592	$	12,077	$	1,362
Income tax expense	$	815	$	611	$	264
Effective income tax rate		22.7 %		5.1 %		19.4 %

The effective income tax rate ("ETR") was 22.7% for the Current Year compared to 5.1% for the Prior Year. The higher Current Year ETR compared to the Prior Year was mostly due to the non-taxable nature of the gain on the SVBB Acquisition in the Prior Year.

The ETR is impacted by a number of factors, including the relative mix of domestic and international earnings, effects of changes in enacted tax laws, adjustments to valuation allowances, and discrete items. The ETR in future periods may vary from the Current Year ETR due to changes in these factors.

BancShares monitors and evaluates the potential impact of current events on the estimates used to establish income tax expense and income tax liabilities. On a periodic basis, we evaluate our income tax positions based on current tax law and positions taken by various tax auditors within the jurisdictions where BancShares is required to file income tax returns, as well as potential or pending audits or assessments by tax auditors. Refer to Note 20—Income Taxes for additional information.

RESULTS BY SEGMENT

We made changes to our segment reporting during the first quarter of 2024 as further discussed in Note 1—Significant Accounting Policies and Basis of Presentation. Segment disclosures for 2023 and 2022 periods included in this Form 10-K were recast to reflect the segment reporting changes.

BancShares' segments include the General Bank, the Commercial Bank, SVB Commercial, and Rail. All other financial information not included in the segments is reported in the Corporate section of the segment disclosures. Certain noninterest expenses are directly incurred by a segment, while others are not. Noninterest expenses not directly incurred by a segment are included in Corporate unless allocated to a segment ("Allocated Expenses"). Under our segment expense allocation methodology, Allocated Expenses increase noninterest expense of the applicable segment(s), with an offsetting decrease to Corporate noninterest expense. "All other noninterest expense" in the segment reporting tables below are presented net of Allocated Expenses, resulting in a reduction to expense (or "Contra Expense") for Corporate. Refer to Note 22—Segment Information for descriptions of segment products and services.

General Bank

Table 14
General Bank: Financial Data

dollars in millions	As of and for the Year Ended December 31,					
Earnings Summary		**2024**		**2023**		**2022**
Net interest income	$	2,980	$	2,580	$	1,830
Noninterest income		612		526		483
Total revenue		3,592		3,106		2,313
Personnel cost		787		725		549
All other noninterest expense		1,244		1,114		909
Total noninterest expense		2,031		1,839		1,458
Provision for credit losses		153		77		11
Income before income taxes		1,408		1,190		844
Income tax expense		362		319		214
Net income	$	1,046	$	871	$	630
Pre-provision net revenue ("PPNR") [1]	$	1,561	$	1,267	$	855
Select Period End Balances						
Loans and leases	$	66,768	$	62,832	$	43,212
Deposits		73,062		68,729		67,894

[1] *PPNR is a non-GAAP measure. Refer to the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation from the most comparable GAAP measure to the non-GAAP measure.*

General Bank segment net income for the Current Year increased $175 million compared to the Prior Year. PPNR increased $294 million from the Prior Year. The increases in net income and PPNR were partially due to the Timing of the SVBB Acquisition.

The $400 million increase in NII reflected loan growth discussed below and improved yields, partially offset by higher deposit costs resulting from deposit growth and higher average deposit costs. Noninterest income increased $86 million, benefiting in areas such as higher wealth management services and cardholder services. Personnel cost and all other noninterest expense increased $62 million and $130 million in the Current Year, respectively, mainly due the Timing of the SVBB Acquisition.

The $76 million increase in provision for credit losses in the Current Year was mainly due to reserve increase for loan growth and the $20 million loan loss reserve for Helene.

The $3.94 billion increase in loans and leases compared to the Prior Year was mainly due to growth in commercial and business loans in our Branch Network. Consumer mortgage loans were up modestly as we continue to originate and sell rather than hold for investment.

Deposits in the General Bank segment primarily include deposits from the Branch Network, as well as Wealth and Community Association Banking channels. The $4.33 billion increase in deposits compared to the Prior Year was primarily in money market deposits in the Branch Network.

Commercial Bank

Table 15
Commercial Bank: Financial Data

dollars in millions		As of and for the Year Ended December 31,				
Earnings Summary		**2024**		**2023**		**2022**
Net interest income	$	1,100	$	1,015	$	884
Rental income on operating lease equipment		227		231		212
Less: depreciation on operating lease equipment		185		180		169
Net rental income on operating lease equipment [1]		42		51		43
All other noninterest income		315		329		306
Total noninterest income [2]		542		560		518
Noninterest income, net of depreciation [1]		357		380		349
Total revenue		1,457		1,395		1,233
Personnel cost		233		194		171
All other noninterest expense		493		450		405
Total noninterest expense [2]		911		824		745
Noninterest expense, net of depreciation [1]		726		644		576
Provision for credit losses		144		517		121
Income before income taxes		587		234		536
Income tax expense		147		69		128
Net income	$	440	$	165	$	408
PPNR [1]	$	731	$	751	$	657
Select Period End Balances						
Loans and leases	$	33,197	$	30,936	$	27,491
Operating lease equipment, net		750		780		723
Deposits		3,283		3,228		3,219

[1] Net rental income on operating lease equipment, noninterest income, net of depreciation, noninterest expense, net of depreciation, and PPNR are non-GAAP measures. Refer to the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation from the most comparable GAAP measure to the non-GAAP measure.
[2] Total noninterest income and total noninterest expense include depreciation on operating lease equipment.

Commercial Bank segment net income for the Current Year increased $275 million compared to the Prior Year, mainly due to the $373 million decrease in provision for credit losses. The higher provision for credit losses in the Prior Year was mainly due to loan growth and a reserve increase, partially resulting from then unfavorable trends in certain macroeconomic variables.

PPNR decreased $20 million from the Prior Year. Segment NII increased $85 million compared to the Prior Year, primarily due to higher interest income on loans reflective of growth and higher yields, partially offset by higher interest expense on deposits. The $14 million decline in other noninterest income was mostly due to lower factoring commissions and fair value changes in customer derivative positions, partially offset by higher lending-related fees, including capital market fees. The $39 million increase in personnel cost was mainly due to higher incentive compensation. The $43 million increase in all other noninterest expense included items such as higher FDIC insurance expense and impairment on software and related projects.

The $2.26 billion increase in loans and leases compared to the Prior Year reflects loan growth in a number of industry verticals, primarily TMT and healthcare.

Deposits in the Commercial Bank segment increased by $55 million from the Prior Year, as higher noninterest-bearing checking offset declines in interest-bearing deposits.

SVB Commercial

Table 16
SVB Commercial: Financial Data

dollars in millions	As of and for the Year Ended December 31,			
Earnings Summary		**2024**		**2023**
Net interest income	$	2,274	$	1,647
Noninterest income		565		430
Total revenue		2,839		2,077
Personnel cost		530		401
All other noninterest expense		1,023		883
Total noninterest expense		1,553		1,284
Provision for credit losses		134		65
Income before income taxes		1,152		728
Income tax expense		295		184
Net income	$	857	$	544
PPNR [1]	$	1,286	$	793
Select Period End Balances				
Loans and leases	$	40,194	$	39,511
Deposits		36,637		34,730

[1] *PPNR is a non-GAAP measure. Refer to the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation from the most comparable GAAP measure to the non-GAAP measure.*

SVB Commercial segment net income for the Current Year increased $313 million compared to the Prior Year. PPNR increased $493 million from the Prior Year. The increases in net income and PPNR were mainly due to the Timing of the SVBB Acquisition.

NII increased $627 million due to higher interest income on loans due to growth and higher yields, partially offset by higher interest expense on deposits due to higher rates and balances, along with a shift to interest-bearing deposits from noninterest-bearing deposits.

The provision for credit losses increased $69 million, which included higher specific reserves in the investor dependent portfolios.

The increase of $683 million in loans was attributed to the global fund banking portfolio, partially offset by declines in investor dependent loans as payments exceeded new originations.

Deposits increased $1.91 billion from the Prior Year, mainly due to growth in money market deposits and interest-bearing checking, partially offset by declines in noninterest-bearing deposits.

Rail

Table 17
Rail: Financial Data

dollars in millions	As of and for the Year Ended December 31,					
Earnings Summary	**2024**		**2023**		**2022**	
Net interest expense	$	(186)	$	(143)	$	(80)
Rental income on operating lease equipment		821		740		652
Less: depreciation on operating lease equipment		209		191		176
Less: maintenance and other operating lease expenses		219		222		189
Net rental income on operating lease equipment [(1)]		393		327		287
All other noninterest income		15		5		4
Total noninterest income [(2)]		836		745		656
Noninterest income, net of depreciation and maintenance [(1)]		408		332		291
Total revenue		222		189		211
Personnel cost		25		22		20
All other noninterest expense		50		45		42
Total noninterest expense [(2)]		503		480		427
Noninterest expense, net of depreciation and maintenance [(1)]		75		67		62
Provision for credit losses		—		—		—
Income before income taxes		147		122		149
Income tax expense		36		32		37
Net income	$	111	$	90	$	112
PPNR [(1)]	$	147	$	122	$	149
Select Period End Balances						
Loans and leases	$	62	$	23	$	78
Operating lease equipment, net		8,573		7,966		7,433
Deposits		18		13		15

[(1)] Net rental income on operating lease equipment, noninterest income, net of depreciation and maintenance, noninterest expense, net of depreciation and maintenance, and PPNR are non-GAAP measures. Refer to the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation from the most comparable GAAP measure to the non-GAAP measure.

[(2)] Total noninterest income and total noninterest expense include depreciation and maintenance on operating lease equipment.

Rail segment net income, rental income on operating leases and net rental income on operating lease equipment are utilized to measure the profitability of our Rail segment. Net rental income on operating lease equipment is calculated as rental income on operating lease equipment reduced by depreciation, maintenance and other operating lease expenses. Railcar depreciation is recognized on a straight-line basis over the estimated useful life of the asset. Maintenance and other operating lease expenses relate to equipment ownership and leasing costs associated with the portfolio and tend to be variable due to timing and number of railcars coming on or off lease and the asset condition. Due to the nature of our portfolio, which is essentially all operating lease equipment, certain financial measures commonly used by banks, such as NII, are not as meaningful for this segment. NII is not used because it includes the impact of debt costs funding our operating lease assets but excludes the associated net rental income.

Rail segment net income for the Current Year compared to the Prior Year increased $21 million. PPNR increased $25 million from the Prior Year. The increases were mostly due to higher rental income on operating leases. Net rental income on operating leases for the Current Year compared to the Prior Year increased $66 million, largely attributable to growth of our railcar fleet, along with strong re-pricing. Noninterest income primarily reflects net gains on sale of leasing equipment. Refer to the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation from the most comparable GAAP measure to the non-GAAP measure.

Our fleet is diverse and the average re-pricing of equipment upon lease maturities was 128% of the average prior or expiring lease rate during the fourth quarter of 2024. Our fleet remains effectively fully utilized. Railcar utilization, including commitments to lease, was 97.6% at December 31, 2024 and 98.7% at December 31, 2023.

Portfolio

Rail segment customers include all of the U.S. and Canadian Class I railroads (i.e., railroads with annual revenues of approximately $500 million and greater) and other railroads, as well as manufacturers and commodity shippers. Our total operating lease fleet at December 31, 2024 consisted of approximately 126,000 railcars and locomotives.

The following tables reflect the proportion of railcars by type based on units and net investment, and rail operating lease equipment by obligor industry:

Table 18
Operating Lease Railcar Portfolio by Type (units and net investment)

| | December 31, 2024 | | December 31, 2023 | | December 31, 2022 | |
| | Total Owned Fleet - % Total Units | Total Owned Fleet - % Total Net Investment | Total Owned Fleet - % Total Units | Total Owned Fleet - % Total Net Investment | Total Owned Fleet - % Total Units | Total Owned Fleet - % Total Net Investment |
Railcar Type						
Covered hoppers	45 %	42 %	45 %	42 %	43 %	41 %
Tank cars	27	38	27	38	29	40
Mill/ coil gondolas	8	6	8	7	8	6
Coal	7	1	7	1	8	1
Boxcars	6	6	6	6	6	6
Other	7	7	7	6	6	6
Total	100 %	100 %	100 %	100 %	100 %	100 %

Table 19
Rail Operating Lease Equipment by Obligor Industry

dollars in millions	December 31, 2024		December 31, 2023		December 31, 2022	
Manufacturing	$ 3,467	40 %	$ 3,281	41 %	$ 3,016	41 %
Rail	2,003	23	1,889	24	1,981	27
Wholesale	1,505	18	1,217	15	1,101	15
Oil and gas extraction / services	583	7	573	7	552	7
Energy and utilities	239	3	230	3	242	3
Other	776	9	776	10	541	7
Total	$ 8,573	100 %	$ 7,966	100 %	$ 7,433	100 %

Corporate

Table 20
Corporate: Financial Data

| dollars in millions | As of and for the Year Ended December 31, | | |
Earnings Summary	2024	2023	2022
Net interest income	$ 975	$ 1,613	$ 312
Noninterest income	60	9,814	479
Total revenue	1,035	11,427	791
Personnel cost	1,503	1,294	668
Acquisition-related expenses	210	470	231
All other noninterest expense	(976)	(856)	(454)
Total noninterest expense	737	908	445
Provision for credit losses	—	716	513
Income before income taxes	298	9,803	(167)
Income tax expense (benefit)	(25)	7	(115)
Net income	$ 323	$ 9,796	$ (52)
PPNR [1]	$ 298	$ 10,519	$ 346
Select Period End Balances			
Deposits	42,229	39,154	18,280

[1] PPNR is a non-GAAP measure. Refer to the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation from the most comparable GAAP measure to the non-GAAP measure.

Corporate net income for the Current Year decreased $9.47 billion compared to the Prior Year. PPNR decreased $10.22 billion from the Prior Year. The decreases were mainly due to the SVBB Acquisition impacts in the Prior Year, such as the gain on acquisition of $9.81 billion.

NII decreased $638 million, mainly due to higher deposit interest expense as a result of Direct Bank deposit growth and higher rates, higher borrowing costs for the Purchase Money Note due to the Timing of the SVBB Acquisition, and a decline in loan PAA, partially offset by the increase in interest income on investment securities resulting from continued purchases and higher yields.

Prior Year noninterest income included the previously discussed gain on acquisition and a loss on sales of investment securities of $26 million, while the Current Year benefited from positive fair value adjustments on marketable equity securities and gains on sales of investment securities.

Personnel cost increased due to inclusion of the Timing of the SVBB Acquisition, along with net staff additions and higher incentive compensation. Acquisition-related expenses are further discussed in the "Noninterest Expense" section of this MD&A. All other noninterest expense is presented net of Allocated Expenses, resulting in a Contra Expense for Corporate as further discussed above and in Note 22—Segment Information.

The Prior Year included Day 2 Provision for Credit Losses of $716 million.

The income tax rates for the Current Year were impacted by a change in our estimated state tax rates and other items discussed in the "Income Taxes" section of this MD&A, while the Prior Year was impacted by the gain on acquisition.

Corporate deposits mainly consist of Direct Bank deposits of $41.09 billion, with the remaining primarily brokered deposits. The $3.08 billion increase from the Prior Year was primarily due to higher growth in savings deposits, partially offset by lower time deposits.

2025 Segment Reporting Updates

We updated our segment reporting during the first quarter of 2025 (the "2025 Segment Reporting Updates") as we integrated certain legacy SVBB components into the Commercial Bank segment. We also updated our segment expense allocation methodology. The 2025 Segment Reporting Updates did not result in the addition or removal of any of our existing segments at December 31, 2024 and the global fund banking and investor dependent loan portfolios, as well as a substantial portion of the innovation commercial and industrial ("innovation C&I") and cash flow dependent loan portfolios, remain in the SVB Commercial segment. The 2025 Segment Reporting Updates are not reflected in the segment reporting tables above because the updates occurred after December 31, 2024. The changes will be reflected in our Form 10-Q for the quarter ending March 31, 2025, including any prior periods included therein.

BALANCE SHEET ANALYSIS

Interest-earning Assets

Interest-earning assets include interest-earning deposits at banks, securities purchased under agreements to resell, investment securities, loans held for sale, and loans and leases, all of which reflect varying interest rates based on the risk level and repricing characteristics of the underlying asset. Higher-risk investments typically carry a higher interest rate, but expose us to higher levels of market and/or credit risk. We strive to maintain a high level of interest-earning assets relative to total assets while keeping non-earning assets at a minimum.

Interest-earning Deposits at Banks

Interest-earning deposits at banks are primarily comprised of interest-bearing deposits with the FRB. Interest-earning deposits at banks as of December 31, 2024 totaled $21.36 billion, a decrease of $12.25 billion or 36% from $33.61 billion at December 31, 2023. The decrease from December 31, 2023 is related to continued liquidity and funding management as we grew customer deposits and purchased investment securities.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell at December 31, 2024 totaled $158 million, a decrease of $315 million from $473 million at December 31, 2023.

Investment Securities

The primary objective of the investment portfolio is to generate incremental income by deploying excess funds into securities that have minimal liquidity risk and low to moderate interest rate risk and credit risk. Other objectives include acting as a stable source of liquidity, serving as a tool for asset and liability management and maintaining an interest rate risk profile compatible with our objectives. Additionally, purchases of equities and corporate bonds in other financial institutions have been made under a long-term earnings optimization strategy. Changes in the total balance of our investment securities portfolio result from trends in balance sheet funding and market performance. Generally, when inflows arising from deposit and treasury services products exceed loan and lease demand, we invest excess funds into the securities portfolio or into interest-earning deposits at banks. Conversely, when loan demand exceeds growth in deposits and short-term borrowings, we allow interest-earning deposits at banks to decline and use proceeds from maturing securities and prepayments to fund loan growth. Refer to Note 3—Investment Securities and the "Funding, Liquidity and Capital Overview" in the "Executive Overview" section of this MD&A for additional disclosures regarding investment securities.

The carrying value of investment securities at December 31, 2024 totaled $44.09 billion, an increase of $14.09 billion or 47% from $30.00 billion at December 31, 2023. The increase from December 31, 2023 reflected purchases that totaled $23.29 billion, which were primarily U.S agency residential mortgage-backed and short-duration U.S. Treasury investment securities, partially offset by maturities, sales, and payments of $9.52 billion. The change also included non-cash items, such as amortization, accretion, and fair value changes for investment securities available for sale and marketable equity securities.

Our portfolio of investment securities available for sale consists of mortgage-backed securities issued by government agencies and government sponsored entities, U.S. Treasury securities, corporate bonds, and municipal bonds. Investment securities available for sale are reported at fair value and unrealized gains and losses are included as a component of AOCI, net of deferred taxes. As of December 31, 2024, investment securities available for sale had a net pretax unrealized loss of $762 million, compared to a net pretax unrealized loss of $752 million as of December 31, 2023, primarily reflecting changes in interest rates and maturities. The fair value of investment securities is impacted by interest rates, credit spreads, market volatility and liquidity conditions. The fair value of the investment securities portfolio generally increases when interest rates decrease or when credit spreads tighten. Given the consistently strong credit rating of the U.S. Treasury, and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, no allowance for credit loss was required as of December 31, 2024. For corporate bonds, we analyzed the changes in interest rates relative to when the investment securities were purchased or acquired, and considered other factors including changes in credit ratings, delinquencies, and other macroeconomic factors. We determined no allowance for credit loss was required as of December 31, 2024.

Our portfolio of investment securities held to maturity consists of similar mortgage-backed securities, U.S. Treasury securities and government agency securities described above, as well as securities issued by the Supranational Entities & Multilateral Development Banks and FDIC guaranteed certificates of deposit with other financial institutions. Given the consistently strong credit rating of the U.S. Treasury and the Supranational Entities & Multilateral Development Banks, and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, we determined that no allowance for credit loss was required for investment securities held to maturity at December 31, 2024.

The following table presents the investment securities portfolio, segregated by major category:

Table 21
Investment Securities

dollars in millions	December 31, 2024			December 31, 2023			December 31, 2022		
	Composition[1]	Amortized Cost	Fair Value	Composition[1]	Amortized Cost	Fair Value	Composition[1]	Amortized Cost	Fair Value
Investment securities available for sale:									
U.S. Treasury	32.7 %	$ 13,897	$ 13,903	36.8 %	$ 10,554	$ 10,508	10.6 %	$ 2,035	$ 1,898
Government agency	0.2	79	77	0.4	120	117	0.9	164	162
Residential mortgage-backed securities	36.7	16,161	15,620	23.4	7,154	6,686	26.8	5,424	4,795
Commercial mortgage-backed securities	8.6	3,869	3,666	7.5	2,319	2,131	9.0	1,774	1,604
Corporate bonds	1.1	489	467	1.7	529	482	3.0	570	536
Municipal bonds	—	17	17	—	12	12	—	—	—
Total investment securities available for sale	79.3 %	$ 34,512	$ 33,750	69.8 %	$ 20,688	$ 19,936	50.3 %	$ 9,967	$ 8,995
Investment in marketable equity securities	0.2 %	$ 79	$ 101	0.3 %	$ 75	$ 84	0.5 %	$ 75	$ 95
Investment securities held to maturity:									
U.S. Treasury	1.1 %	$ 483	$ 452	1.5 %	$ 479	$ 439	2.4 %	$ 474	$ 424
Government agency	3.2	1,489	1,374	4.9	1,506	1,363	7.6	1,548	1,362
Residential mortgage-backed securities	9.1	4,558	3,878	12.5	4,205	3,561	21.7	4,605	3,882
Commercial mortgage-backed securities	6.5	3,407	2,729	10.1	3,489	2,875	16.1	3,355	2,871
Supranational securities	0.6	300	267	0.9	298	263	1.4	295	254
Other	—	2	2	—	2	2	—	2	2
Total investment securities held to maturity	20.5 %	$ 10,239	$ 8,702	29.9 %	$ 9,979	$ 8,503	49.2 %	$ 10,279	$ 8,795
Total investment securities	100.0 %	$ 44,830	$ 42,553	100.0 %	$ 30,742	$ 28,523	100.0 %	$ 20,321	$ 17,885

[1] *Calculated as a percentage of the total fair value of investment securities.*

The following table presents the weighted average yields for investment securities available for sale and held to maturity at December 31, 2024, segregated by major category with ranges of contractual maturities. The weighted average yield on the portfolio was calculated using security-level annualized yields based on book yield to maturity and takes into account amortization of premiums and accretion of discounts, but does not include the effects of hedging. The total weighted average yields for investment securities available for sale and held to maturity are based on the underlying weighted average amortized cost.

Table 22
Weighted Average Yield on Investment Securities

	December 31, 2024				
	Within One Year	One to Five Years	Five to 10 Years	After 10 Years	Total
Investment securities available for sale:					
U.S. Treasury	4.13 %	4.35 %	— %	— %	4.27 %
Government agency	—	4.58	4.67	—	4.63
Residential mortgage-backed securities [1]	—	4.08	4.71	3.95	4.10
Commercial mortgage-backed securities [1]	4.54	4.69	6.19	3.07	4.15
Corporate bonds	6.40	7.67	5.39	6.13	6.00
Municipal bonds	—	—	—	7.20	7.20
Total investment securities available for sale	4.16 %	4.45 %	4.82 %	3.86 %	4.21 %
Investment securities held to maturity:					
U.S. Treasury	1.19 %	1.42 %	1.57 %	— %	1.38 %
Government agency	1.24	1.51	1.88	—	1.54
Residential mortgage-backed securities [1]	—	—	2.62	2.43	2.43
Commercial mortgage-backed securities [1]	—	2.45	1.82	2.56	2.56
Supranational securities	1.23	1.50	1.68	—	1.56
Other	3.86	—	—	—	3.86
Total investment securities held to maturity	1.24 %	1.49 %	1.79 %	2.49 %	2.27 %

[1] Residential mortgage-backed and commercial mortgage-backed securities, which are not due at a single maturity date, have been included in maturity groupings based on the contractual maturity at December 31, 2024. The expected life will differ from contractual maturities because borrowers have the right to prepay the underlying loans.

Assets Held for Sale

Certain residential mortgage loans and commercial loans are originated with the intent to be sold to investors or lenders, respectively, and are recorded in assets held for sale at fair value. In addition, BancShares may change its strategy for certain loans initially held for investment and decide to sell them in the secondary market. At that time, portfolio loans are transferred to loans held for sale at the lower of cost or fair value ("LOCOM"). When we decide to sell operating lease equipment, it is transferred to assets held for sale at LOCOM.

Assets held for sale at December 31, 2024 were $85 million, an increase of $9 million or 12% from $76 million at December 31, 2023.

Table 23
Assets Held for Sale

dollars in millions	December 31, 2024		December 31, 2023		December 31, 2022	
Loans and leases:						
Commercial	$	27	$	26	$	48
Consumer		55		38		4
SVB		—		9		—
Loans and leases		82		73		52
Operating lease equipment		3		3		8
Total assets held for sale	$	85	$	76	$	60

Loans and Leases

We updated our loan classes during the first quarter of 2024 as further discussed in Note 1—Significant Accounting Policies and Basis of Presentation. Loan and lease and ALLL disclosures for 2023 and 2022 periods included in this Annual Report on Form 10-K were recast to reflect the changes in loan classes.

Loans and leases held for investment at December 31, 2024 were $140.22 billion, an increase of $6.92 billion or 5% from $133.30 billion at December 31, 2023. The increase from December 31, 2023 reflects growth in commercial, consumer, and SVB loans. The increase of $5.57 billion in commercial loans was spread across various industry verticals such as TMT and healthcare, due to strong loan originations. Growth in our real estate portfolio was mainly in multi-family, partially offset by a decline in general office. The consumer loan growth of $669 million was mostly in residential mortgages, reflecting increased origination activity, partially offset by loan sales which were higher in the Current Year. Within SVB loan classes, the $683 million growth was attributed to the global fund banking portfolio, partially offset by declines in investor dependent loans as loan payments exceeded new originations.

Refer to the Note 4—Loans and Leases for further information.

The following table presents loans and leases by loan segment and loan class, and the respective proportion to total loans:

Table 24
Loans and Leases

dollars in millions	December 31, 2024		December 31, 2023		December 31, 2022	
	Balance	% to Total Loans	Balance	% to Total Loans	Balance	% to Total Loans
Commercial:						
Commercial construction	$ 5,109	4 %	$ 3,918	3 %	$ 2,804	4 %
Owner occupied commercial mortgage	16,842	12	15,471	12	14,473	20
Non-owner occupied commercial mortgage	16,194	12	14,995	11	9,902	14
Commercial and industrial	31,640	22	29,794	22	24,105	34
Leases	2,014	1	2,054	2	2,171	3
Total commercial	$ 71,799	51 %	$ 66,232	50 %	$ 53,455	75 %
Consumer:						
Residential mortgage	$ 23,152	16 %	$ 22,776	17 %	$ 13,309	19 %
Revolving mortgage	2,567	2	2,165	2	1,951	3
Consumer auto	1,523	1	1,442	1	1,414	2
Consumer other	986	1	1,176	1	652	1
Total consumer	$ 28,228	20 %	$ 27,559	21 %	$ 17,326	25 %
SVB:						
Global fund banking	$ 27,904	20 %	$ 25,553	19 %	$ —	— %
Investor dependent - early stage	997	1	1,403	1	—	—
Investor dependent - growth stage	2,196	2	2,897	2	—	—
Innovation C&I and cash flow dependent	9,097	6	9,658	7	—	—
Total SVB	$ 40,194	29 %	$ 39,511	29 %	$ —	— %
Total loans and leases	$ 140,221	100 %	$ 133,302	100 %	$ 70,781	100 %
Allowance for loan and lease losses	(1,676)		(1,747)		(922)	
Net loans and leases	$ 138,545		$ 131,555		$ 69,859	

The unamortized discount related to acquired loans was $1.60 billion at December 31, 2024, a decrease of $438 million from $2.04 billion at December 31, 2023. The decrease from December 31, 2023 reflects accretion of $505 million, including $81 million for unfunded commitments.

Operating Lease Equipment, Net

As detailed in the following table, our operating lease portfolio mostly relates to the Rail segment, with the remainder included in the Commercial Bank segment. Refer to the "Results by Segment" section of this MD&A for further details on the operating lease equipment portfolio in Rail.

Table 25
Operating Lease Equipment

dollars in millions	December 31, 2024	December 31, 2023	December 31, 2022
Railcars and locomotives	$ 8,573	$ 7,966	$ 7,433
Other equipment	750	780	723
Total [1]	$ 9,323	$ 8,746	$ 8,156

[1] *Includes off-lease rail equipment of $219 million at December 31, 2024, $253 million at December 31, 2023 and $457 million at December 31, 2022.*

Interest-bearing Liabilities

Interest-bearing liabilities include interest-bearing deposits, securities sold under agreements to repurchase, and borrowings. Interest-bearing liabilities at December 31, 2024 totaled $153.65 billion, an increase of $9.94 billion or 7% from $143.71 billion at December 31, 2023, mainly due to deposit growth as further discussed below.

Deposits

Total deposits at December 31, 2024 were $155.23 billion, an increase of $9.38 billion or 6% from $145.85 billion at December 31, 2023. The increase from December 31, 2023 was mainly attributable to:
- growth in money market and time deposit accounts in the Branch Network,
- higher savings deposits, partially offset by lower time deposits in the Direct Bank, and
- growth in money market deposits in the SVB Commercial segment.

The following table summarizes the types of deposits:

Table 26
Deposits

dollars in millions	December 31, 2024	December 31, 2023	December 31, 2022
Noninterest-bearing demand	$ 38,633	$ 39,799	$ 24,922
Checking with interest	25,343	23,754	16,202
Money market	35,722	30,625	21,047
Savings	42,278	35,244	16,827
Time	13,253	16,432	10,410
Interest-bearing deposits	116,596	106,055	64,486
Total deposits	$ 155,229	$ 145,854	$ 89,408
Noninterest-bearing deposits to total deposits	24.9 %	27.3 %	27.9 %

We strive to maintain a strong liquidity position, and therefore, deposit retention remains a key business objective. We believe traditional bank deposit products remain an attractive option for many customers. As economic conditions change, we recognize that our liquidity position could be adversely affected if bank deposits are withdrawn. Our ability to fund future loan growth is significantly dependent on our success in retaining existing deposits and generating new deposits at a reasonable cost.

Deposit Concentrations
BancShares operates a network of branches and offices, predominantly located in the Southeast, Mid-Atlantic, Midwest and Western United States, providing a broad range of financial services to individuals, businesses and professionals. Based on branch location, our top state deposit concentrations as of December 31, 2024 were in North Carolina, California, and South Carolina, which represented approximately 26.1%, 8.5%, and 7.8%, respectively, of total deposits.

The Direct Bank had $41.09 billion or 26.5% of our total deposits as of December 31, 2024. The Direct Bank deposits mainly consist of savings deposit accounts.

SVB Commercial segment deposits as of December 31, 2024 were $36.64 billion or 23.6% of total deposits and are primarily concentrated in online banking. Deposits in the SVB Commercial segment include large dollar accounts with private equity and venture capital clients, primarily in the technology, life science and healthcare industries. Deposit accounts in the SVB Commercial segment with balances in excess of $50 million totaled approximately $5.01 billion as of December 31, 2024.

Brokered deposits, included in time deposits in the preceding table, are a source of deposit funding but remain an immaterial amount of total deposits at less than 1% as of December 31, 2024 and 2023.

Uninsured Deposits
The amount of uninsured deposits is estimated consistent with the methodologies and assumptions utilized in providing information to the FDIC and Federal Reserve. We estimate total uninsured deposits were $59.51 billion, which represented approximately 38.3% of total deposits at December 31, 2024, compared to $54.15 billion or 37.1% of total deposits at December 31, 2023.

Refer to the "Funding, Liquidity and Capital Overview" and "Results by Segment" sections of this MD&A for further discussion of deposit composition, uninsured deposits, and recent deposit trends.

The following table provides the expected maturity of time deposits with balances in excess of $250,000 as of December 31, 2024:

Table 27
Maturities of Time Deposits In Excess of $250,000

dollars in millions		December 31, 2024
Time deposits maturing in:		
Three months or less	$	831
Over three months through six months		603
Over six months through 12 months		214
More than 12 months		41
Total	$	1,689

Borrowings

Total borrowings at December 31, 2024 were $37.05 billion, a decrease of $603 million from $37.65 billion at December 31, 2023. The decrease from December 31, 2023 related to the redemptions of our senior unsecured borrowings, Capital Trust debentures, and subordinated debt, along with declines in securities sold under agreements to repurchase and the Purchase Money Note. We redeemed the 2.969% fixed-to-floating rate senior unsecured notes due in September 2025 in September 2024 prior to incurring a higher cost upon conversion to a floating rate. We redeemed the 4.125% fixed-to-fixed rate subordinated notes due in November 2029 in November 2024 prior to incurring a higher cost upon rate reset. Additionally, the carrying amount of the Purchase Money Note decreased $30 million during the Current Year due to a net settlement with the FDIC of $80 million, partially offset by PAA of $50 million.

The following table presents borrowings, net of the respective unamortized purchase accounting adjustments and issuance costs:

Table 28
Borrowings

dollars in millions	December 31, 2024		December 31, 2023		December 31, 2022	
Securities sold under agreements to repurchase	$	367	$	485	$	436
Federal Home Loan Bank borrowings						
Floating rate notes due through September 2025		—		—		4,250
Federal Deposit Insurance Corporation						
3.500% fixed rate note due March 2028[1]		35,816		35,846		—
Senior Unsecured Borrowings						
3.929% fixed-to-floating rate notes due June 2024		—		—		505
2.969% fixed-to-floating rate notes due September 2025[2]		—		318		320
6.000% fixed rate notes due April 2036		58		59		59
Subordinated debt						
6.125% fixed rate notes due March 2028		445		460		469
4.125% fixed-to-fixed rate notes due November 2029[3]		—		101		102
3.375% fixed-to-floating rate notes due March 2030		350		349		348
Macon Capital Trust I - floating rate debentures due March 2034		—		—		14
SCB Capital Trust I - floating rate debentures due April 2034[4]		—		10		10
FCB/SC Capital Trust II - floating rate debentures due June 2034[4]		—		18		18
FCB/NC Capital Trust III - floating rate debentures due June 2036		—		—		88
Other borrowings		15		8		26
Total borrowings	$	37,051	$	37,654	$	6,645

[1] *Issued in connection with the SVBB Acquisition and secured by collateral. Refer to Note 2—Business Combinations and Note 4—Loans and Leases. The unamortized discount related to this borrowing was $176 million and $226 million at December 31, 2024 and 2023, respectively.*
[2] *Included a callable feature one year prior to maturity and the debt was redeemed in September 2024.*
[3] *Included an optional redemption feature five years prior to maturity which was exercised in November 2024.*
[4] *The borrowings were called during the first quarter of 2024, resulting in a $2 million loss on extinguishment of debt for the year ended December 31, 2024.*

We continually monitor our capital needs and market conditions in an effort to diversify our borrowing base when appropriate. Additionally, we continue to monitor the status of the NPR issued by the federal banking agencies discussing, among other items, the proposed requirement to maintain a certain level of long-term debt that would be available to absorb losses in the event of failure as further discussed in the "Regulatory Considerations" section in Item 1. Business.

Refer to the "Liquidity Risk" section of this MD&A and Note 12—Borrowings for further information regarding liquidity and borrowings.

RISK MANAGEMENT

Risk is inherent in any business. BancShares has defined a moderate risk appetite and a balanced approach to risk taking with a philosophy that does not preclude higher risk business activities commensurate with acceptable returns while meeting regulatory objectives. Through the comprehensive Risk Management Framework and Risk Appetite Framework and Statement, senior management has primary responsibility for day-to-day management of the risks we face with accountability of and support from all associates. Senior management applies various strategies to reduce the risks to which BancShares may be exposed, with effective challenge and oversight by management committees. Our Board strives to ensure that risk management is a part of our business culture and that our policies and procedures for identifying, assessing, monitoring, and managing risk are part of the decision-making process. The Board's role in risk oversight is an integral part of our overall Risk Management Framework and Risk Appetite Framework. The Board administers its risk oversight function primarily through its Risk Committee.

The Risk Committee structure is designed to allow for information flow, effective challenge and timely escalation of risk-related issues. The Risk Committee is directed to monitor and advise the full Board regarding risk exposures, including credit, market, capital, liquidity, operational, compliance, asset, strategic, and reputational risks; review, approve and monitor adherence to the Risk Appetite Statement and supporting risk tolerance levels via a series of established metrics; and evaluate, monitor and oversee the adequacy and effectiveness of the Risk Management Framework and Risk Appetite Framework and Statement. The Risk Committee also reviews reports of examination by and communications from regulatory agencies, the results of internal and third-party testing and qualitative and quantitative assessments related to risk management, and any other matters within the scope of the Risk Committee's oversight responsibilities. The Risk Committee monitors management's response to certain risk-related regulatory and audit issues. In addition, the Risk Committee may coordinate with the Audit Committee and the Compensation, Nominations and Governance Committee for the review of financial statements and related risks, compensation risk management and other areas of joint responsibility.

In combination with other risk management and monitoring practices, enterprise-wide stress testing activities are conducted within a defined framework. Stress tests are performed for various risks to ensure the financial institution can support continued operations during stressed periods.

BancShares monitors and stress tests its capital and liquidity consistent with the safety and soundness expectations of the federal regulators. Refer to the "Regulatory Considerations" section of Item 1. Business included in this Annual Report on Form 10-K for further discussion.

BancShares has been assessing the emerging impacts of the international tensions that could impact the economy and exacerbate headwinds of elevated market volatility, global supply chain disruptions, and recessionary pressures as well as operational risks such as those associated with potential cyberattacks for FCB and third parties upon whom it relies. Assessments have not identified material impacts to date, but those assessments will remain ongoing as the conditions continue to exist. BancShares is also assessing the potential risk of an economic slowdown or recession that could create increased credit and market risk having downstream impacts on earnings, capital, and/or liquidity. While economic data continues to be mixed, baseline economic forecasts reflect a decline in CRE property values due to current interest rate levels that impacted the ALLL forecasts. Key indicators will continue to be monitored and impacts assessed as part of our ongoing risk management framework.

Credit Risk

Credit risk is the risk of not collecting payments pursuant to the contractual terms of loans, leases and certain investment securities. Loans and leases we originate are underwritten in accordance with our credit policies and procedures and are subject to periodic ongoing reviews. Acquired loans, regardless of whether PCD or Non-PCD, are recorded at fair value as of the acquisition date and are subject to periodic reviews to identify any further credit deterioration. Our independent credit review function conducts risk reviews and analyses of both originated and acquired loans to ensure compliance with credit policies and to monitor asset quality trends and borrower financial strength. These reviews include portfolio analysis by geographic location, industry, collateral type, and product. We strive to identify potential problem loans as early as possible, to record charge-offs as appropriate and to maintain an appropriate ALLL that accounts for expected losses over the life of the loan and lease portfolios.

Commercial Lending and Leasing
BancShares employs a credit ratings system where each commercial loan is assigned a probability of obligor default ("PD"), loss given default ("LGD"), and/or overall credit rating using scorecards developed to rate each type of transaction incorporating assessments of both quantitative and qualitative factors. When commercial loans and leases are graded during underwriting, or when updated periodically thereafter, a model is run to generate a preliminary risk rating. These models incorporate both internal and external historical default and loss data, as well as other borrower and loan characteristics, to assign a risk rating. The preliminary risk rating assigned by the model can be adjusted as a result of borrower specific facts and circumstances that, in management's judgment, warrant a modification of the modeled risk rating to arrive at the final approved risk ratings.

Consumer Lending
Consumer lending begins with an evaluation of a consumer borrower's credit profile against published standards. Credit decisions are made after analyzing quantitative and qualitative factors to assess the borrower's ability to repay the loan, and secondary sources of repayment, such as collateral value.

Consumer products use traditional and measurable standards to document and assess the creditworthiness of a loan applicant. Credit standards follow industry standard documentation requirements. Performance is largely evaluated based on an acceptable pay history along with a quarterly assessment which incorporates current market conditions. Loans may also be monitored during quarterly reviews of the borrower's refreshed credit score. When warranted, an additional review of the loan-to-value of the underlying collateral may be conducted.

Allowance for Loan and Lease Losses
We updated our loan classes during the first quarter of 2024 as further discussed in Note 1—Significant Accounting Policies and Basis of Presentation. Loan and lease and ALLL disclosures for 2023 and 2022 periods included in this Form 10-K were recast to reflect the changes in loan classes.

Our ALLL estimate as of December 31, 2024 included extensive reviews of the changes in credit risk associated with the uncertainties around macroeconomic forecasts. These loss estimates consider industry risk and the actual net losses incurred during prior periods of economic stress as well as recent credit trends.

The ALLL at December 31, 2024 was $1.68 billion, representing a decrease of $71 million from $1.75 billion at December 31, 2023. The ALLL as a percentage of total loans and leases at December 31, 2024 was 1.20%, compared to 1.31% at December 31, 2023. The decrease in the ALLL at December 31, 2024 compared to December 31, 2023 was mainly due to changes in loan mix, improvements in the macroeconomic forecast, and decreases in specific reserves for individually evaluated loans. The mix shift was mostly within SVB loans and reflected increases in the global fund banking portfolio, which has a lower loss rate relative to the rest of our portfolios, and decreases in the investor dependent portfolios, which have higher loss rates. These decreases were partially offset by increases related to loan growth and a $20 million loan loss reserve for Helene. Refer to the "Recent Events" section of the Executive Overview in this MD&A.

Our ALLL methodology is discussed further in the section entitled "Critical Accounting Estimates" of this MD&A and Note 1—Significant Accounting Policies and Basis of Presentation.

Table 29
ALLL for Loans and Leases

dollars in millions

| | Year Ended December 31, 2024 | | | |
	Commercial	Consumer	SVB	Total
Balance at beginning of period	$ 1,126	$ 166	$ 455	$ 1,747
Total provision for loan and lease losses	298	8	163	469
Charge-offs	(407)	(30)	(220)	(657)
Recoveries	46	14	57	117
Balance at end of period	$ 1,063	$ 158	$ 455	$ 1,676
Net charge-off ratio				0.39 %
Net charge-offs	$ 361	$ 16	$ 163	$ 540
Average loans				$ 137,456
Percent of loans in each category to total loans	51 %	20 %	29 %	100 %

| | Year Ended December 31, 2023 | | | |
	Commercial	Consumer	SVB	Total
Balance at beginning of period	$ 789	$ 133	$ —	$ 922
Initial PCD ALLL	14	3	203	220
Day 2 Provision for Loan and Lease Losses	39	43	380	462
Provision for loan and lease losses	651	2	50	703
Total provision for loan and lease losses	690	45	430	1,165
Charge-offs	(414)	(28)	(196)	(638)
Recoveries	47	13	18	78
Balance at end of period	$ 1,126	$ 166	$ 455	$ 1,747
Net charge-off ratio				0.47 %
Net charge-offs	$ 367	$ 15	$ 178	$ 560
Average loans				$ 119,176
Percent of loans in each category to total loans	50 %	21 %	29 %	100 %

| | Year Ended December 31, 2022 | | | |
	Commercial	Consumer	SVB	Total
Balance at beginning of period	$ 80	$ 98	$ —	$ 178
Initial PCD ALLL	258	14	—	272
Day 2 Provision for Loan and Lease Losses	432	22	—	454
Provision (benefit) for loan and lease losses	101	(4)	—	97
Total provision for loan and lease losses	533	18	—	551
Charge-offs	(126)	(20)	—	(146)
Recoveries	44	23	—	67
Balance at end of period	$ 789	$ 133	$ —	$ 922
Net charge-off ratio				0.12 %
Net charge-offs (recoveries)	$ 82	$ (3)	$ —	$ 79
Average loans				$ 67,730
Percent of loans in each category to total loans	76 %	24 %	— %	100 %

Net charge-offs during the Current Year were $540 million, a decrease of $20 million from $560 million during the Prior Year. Lower net charge-offs in SVB Commercial were primarily related to decreases in investor dependent - growth stage and innovation C&I and cash flow dependent portfolios partially offset by increases in investor dependent - early stage portfolio. The lower net charge-offs within the commercial loans were primarily related to decreases in commercial and industrial portfolio partially offset by increases in owner occupied and non-owner occupied commercial mortgage portfolios.

The following table provides trends in the ALLL ratios:

Table 30
ALLL Ratios

dollars in millions		December 31, 2024		December 31, 2023		December 31, 2022
ALLL	$	1,676	$	1,747	$	922
Total loans and leases	$	140,221	$	133,302	$	70,781
ALLL to total loans and leases		1.20 %		1.31 %		1.30 %
Commercial loans and leases:						
ALLL - commercial	$	1,063	$	1,126	$	789
Commercial loans and leases	$	71,799	$	66,232	$	53,455
Commercial ALLL to commercial loans and leases		1.48 %		1.70 %		1.48 %
Consumer loans:						
ALLL - consumer	$	158	$	166	$	133
Consumer loans	$	28,228	$	27,559	$	17,326
Consumer ALLL to consumer loans		0.56 %		0.60 %		0.77 %
SVB loans:						
ALLL - SVB	$	455	$	455	$	—
SVB loans	$	40,194	$	39,511	$	—
SVB ALLL to SVB loans		1.13 %		1.15 %		— %

A reserve for off-balance sheet credit exposure is established for unfunded commitments and is included in other liabilities, presented in Note 14—Other Liabilities. BancShares estimates the expected funding amounts and applies its PD and LGD models to those expected funding amounts to estimate the reserve.

The reserve for off-balance sheet credit exposure was $278 million at December 31, 2024, a decrease of $38 million compared to $316 million at December 31, 2023. The decrease from December 31, 2023 primarily reflects declines in the volumes of SVB Commercial segment unfunded commitments. Refer to Note 23—Commitments and Contingencies for information relating to off-balance sheet commitments.

The following table presents the ALLL by loan class:

Table 31
ALLL by Loan Class

dollars in millions	December 31, 2024			December 31, 2023			December 31, 2022		
	ALLL		ALLL as a Percentage of Loans	ALLL		ALLL as a Percentage of Loans	ALLL		ALLL as a Percentage of Loans
Commercial									
Commercial construction	$	53	1.03 %	$	44	1.12 %	$	40	1.43 %
Owner occupied commercial mortgage		51	0.30		47	0.31		61	0.42
Non-owner occupied commercial mortgage		340	2.10		335	2.24		181	1.83
Commercial and industrial		583	1.84		656	2.20		476	1.98
Leases		36	1.80		44	2.12		31	1.41
Total commercial		1,063	1.48		1,126	1.70		789	1.48
Consumer									
Residential mortgage		85	0.37		94	0.41		74	0.55
Revolving mortgage		21	0.83		16	0.75		13	0.67
Consumer auto		5	0.35		5	0.34		5	0.37
Consumer other		47	4.75		51	4.31		41	6.32
Total consumer		158	0.56		166	0.60		133	0.77
SVB									
Global fund banking		75	0.27		69	0.27		—	—
Investor dependent - early stage		87	8.71		96	6.84		—	—
Investor dependent - growth stage		108	4.91		127	4.40		—	—
Innovation C&I and cash flow dependent		185	2.03		163	1.69		—	—
Total SVB		455	1.13		455	1.15		—	—
Total ALLL	$	1,676	1.20 %	$	1,747	1.31 %	$	922	1.30 %

Credit Metrics

Nonperforming Assets

Nonperforming assets include nonaccrual loans and leases, other real estate owned ("OREO") and repossessed assets. Accounting for nonperforming assets is discussed in Note 1—Significant Accounting Policies and Basis of Presentation.

The following table presents total nonperforming assets:

Table 32
Non-Performing Assets

dollars in millions	December 31, 2024	December 31, 2023	December 31, 2022
Nonaccrual loans:			
Commercial loans	$ 812	$ 698	$ 529
Consumer loans	181	154	98
SVB loans	191	117	—
Total nonaccrual loans	1,184	969	627
Other real estate owned and repossessed assets	64	62	47
Total nonperforming assets	$ 1,248	$ 1,031	$ 674
ALLL to total loans and leases	1.20 %	1.31 %	1.30 %
Ratio of total nonperforming assets to total loans, leases, other real estate owned and repossessed assets	0.89	0.77	0.95
Ratio of nonaccrual loans and leases to total loans and leases	0.84	0.73	0.89
Ratio of ALLL to nonaccrual loans and leases	141.58	180.15	146.88

Nonaccrual loans and leases at December 31, 2024 were $1.18 billion, an increase of $215 million from $969 million at December 31, 2023. The increase from December 31, 2023 was primarily due to non-owner occupied commercial mortgages, commercial and industrial loans, and innovation C&I and cash flow dependent loans. Refer to the "CRE Portfolio" discussion below for further information and Note 4—Loans and Leases for tabular presentation of nonaccrual loans by loan class.

OREO and repossessed assets at December 31, 2024 and December 31, 2023 were $64 million and $62 million, respectively. Nonperforming assets as a percentage of total loans, leases, OREO and repossessed assets at December 31, 2024 and December 31, 2023 were 0.89% and 0.77%, respectively.

Past Due Accounts

Accruing loans 30 days or more past due were 0.54% and 0.71% of total loans at December 31, 2024 and December 31, 2023, respectively. Delinquency status by loan class is presented in Note 4—Loans and Leases.

CRE Portfolio

Our CRE portfolio is diversified across various property types. The following table provides an overview of the property type exposures within our CRE portfolio:

Table 33
Commercial Real Estate Portfolio [1]

dollars in millions	December 31, 2024		December 31, 2023	
	Balance	% to Total Loans and Leases	Balance	% to Total Loans and Leases
Multi-Family	$ 5,713	4.07 %	$ 4,356	3.27 %
Medical Office	3,707	2.65	3,494	2.62
Industrial/Warehouse	3,604	2.57	2,888	2.07
General Office	2,476	1.77	2,927	2.20
Retail	1,995	1.42	1,828	1.37
Hotel/Motel	876	0.62	792	0.59
Other	4,546	3.24	4,967	3.73
Total	$ 22,917	16.34 %	$ 21,252	15.94 %

[1] The definition of CRE in this table is aligned with the Federal Reserve and FDIC guidance on CRE and includes the following: construction loans, loans where the primary repayment is from third party rental income, and loans not secured by real estate but for the purpose of real estate. This table excludes the owner occupied commercial mortgage loan class.

Evolving macroeconomic and social conditions (including the shift to more hybrid work arrangements) may result in changes for general office demand moving forward. Select metrics specific to our general office loan portfolio are as follows:

Table 34
Select General Office Loan Metrics

dollars in millions	December 31, 2024	December 31, 2023
% of total loans and leases	1.77 %	2.20 %
% of CRE loans	10.81 %	13.77 %
Average loan balance	$ 2	$ 2
Net charge-offs (YTD annualized %)	3.95 %	3.56 %
Delinquencies as a % of general office loans	10.92 %	13.56 %
Non-performing loans as a % of general office loans	12.10 %	11.38 %
ALLL ratio	4.59 %	4.77 %

Concentration Risk

We strive to minimize the risks associated with large concentrations within specific geographic areas, collateral types or industries. Despite our focus on diversification, several characteristics of our loan portfolio subject us to risk, such as our concentrations of real estate secured loans, revolving mortgage loans and healthcare-related loans. Additionally, SVB portfolio loans are concentrated in loans with large balances and loans in certain industries and customer groups, including private equity and venture capital.

Loan concentration data regarding our commercial, consumer, and SVB loan portfolios is summarized below.

Commercial Loan Concentrations

Geographic Concentrations
The following table summarizes state concentrations of 5.0% or greater of our loans. Data is based on obligor location.

Table 35
Commercial Loans and Leases - Geography

dollars in millions	December 31, 2024		December 31, 2023		December 31, 2022	
State						
California	$ 15,119	21.1 %	$ 13,824	20.9 %	$ 9,226	17.3 %
North Carolina	10,709	14.9	9,831	14.8	8,699	16.3
Texas	4,487	6.3	4,453	6.7	3,624	6.8
Florida	4,314	6.0	3,831	5.8	3,273	6.1
South Carolina	3,733	5.2	3,287	5.0	3,142	5.9
All other states	31,695	44.1	29,281	44.2	24,243	45.4
Total U.S.	$ 70,057	97.6 %	$ 64,507	97.4 %	$ 52,207	97.8 %
Total International	1,742	2.4	1,725	2.6	1,248	2.2
Total	$ 71,799	100.0 %	$ 66,232	100.0 %	$ 53,455	100.0 %

Industry Concentrations

The following table represents loans by industry of obligor:

Table 36
Commercial Loans and Leases - Industry

dollars in millions	December 31, 2024		December 31, 2023		December 31, 2022	
Real Estate	$ 17,898	24.9 %	$ 16,610	25.1 %	$ 11,684	21.9 %
Healthcare	10,247	14.3	9,259	14.0	8,146	15.2
Business Services	8,173	11.4	7,055	10.7	5,518	10.3
Manufacturing	5,966	8.3	5,845	8.8	4,387	8.2
Transportation, Communication, Gas, Utilities	5,928	8.3	5,814	8.8	5,002	9.4
Service Industries	4,124	5.7	3,498	5.3	4,213	7.9
Retail	3,740	5.2	3,560	5.4	3,462	6.5
Wholesale	3,252	4.5	3,553	5.3	2,605	4.9
Finance and Insurance	3,051	4.3	3,454	5.2	2,604	4.9
Other	9,420	13.1	7,584	11.4	5,834	10.8
Total	$ 71,799	100.0 %	$ 66,232	100.0 %	$ 53,455	100.0 %

We have historically carried a concentration of real estate secured loans, but actively mitigate exposure through underwriting policies, which primarily rely on borrower cash flow rather than underlying collateral values. When we do rely on underlying real property values, we favor financing secured by owner-occupied real property. At December 31, 2024, commercial loans secured by real estate were $38.15 billion, or 53% of commercial loans and leases, compared to $34.38 billion, or 52% at December 31, 2023.

Loans and leases to borrowers in medical, dental or other healthcare fields were $10.25 billion as of December 31, 2024, which represents 14.3% of commercial loans and leases, compared to $9.26 billion or 14.0% of commercial loans and leases at December 31, 2023. We actively mitigate credit risk exposure of this industry concentration through our underwriting policies that emphasize reliance on adequate borrower cash flow, rather than underlying collateral value and our preference for financing secured by owner-occupied real property.

Consumer Loan Concentrations

Loan concentrations may exist when multiple borrowers could be similarly impacted by economic or other conditions. The following table summarizes state concentrations greater than 5.0% based on customer address:

Table 37
Consumer Loans - Geography

dollars in millions	December 31, 2024		December 31, 2023		December 31, 2022	
State						
California	$ 8,655	30.7 %	$ 8,787	31.9 %	$ 4,014	23.2 %
North Carolina	6,923	24.5	6,370	23.1	5,702	32.9
South Carolina	3,607	12.8	3,326	12.1	3,001	17.3
Massachusetts	1,692	6.0	1,726	6.2	—	—
Other states	7,351	26.0	7,350	26.7	4,609	26.6
Total	$ 28,228	100.0 %	$ 27,559	100.0 %	$ 17,326	100.0 %

Among consumer real estate secured loans, our revolving mortgage loans ("Home Equity Lines of Credit" or "HELOCs") present a heightened risk due to long commitment periods during which the financial position of individual borrowers or collateral values may deteriorate significantly. In addition, a large percentage of our HELOCs are secured by junior liens. Substantial declines in collateral values could cause junior lien positions to become effectively unsecured. HELOCs secured by real estate were $2.57 billion, or 9% of total consumer loans, at December 31, 2024, compared to $2.17 billion, or 8%, at December 31, 2023.

Except for loans acquired through mergers and acquisitions, we have not purchased HELOCs, nor have we originated these loans to customers outside of our market areas. Originated HELOCs were underwritten by us based on our standard lending criteria. The HELOC portfolio consists of variable rate lines of credit which allow customer draws during a specified period of the line of credit, with a portion switching to an amortizing term following the draw period. Approximately 74.4% of the revolving mortgage portfolio relates to properties in North Carolina and South Carolina. Approximately 27.3% of the loan balances outstanding are secured by senior collateral positions while the remaining 72.7% are secured by junior liens.

When HELOCs transition from interest-only to requiring principal and interest payments, some borrowers may not be able to afford the higher monthly payments. We have not experienced a significant increase in defaults as a result of these increased payments. In the normal course of business, we will work with each borrower as they approach the revolving period maturity date to discuss options for refinance or repayment.

SVB Loans

SVB loan concentrations may exist when there are borrowers engaged in similar activities or types of loans extended to a diverse group of borrowers that could cause those borrowers or portfolios to be similarly impacted by economic or other conditions.

The SVB portfolio includes global fund banking and innovation banking loans.

Global Fund Banking

The global fund banking loan portfolio includes loans to clients in the private equity and venture capital community. Global fund banking represented 69% of SVB loans and 20% of total loans at December 31, 2024, compared to 65% and 19%, respectively, at December 31, 2023. The vast majority of this portfolio consists of capital call lines of credit, the repayment of which is dependent on the payment of capital calls by the underlying limited partner investors in the funds managed by these firms. These facilities are generally governed by financial covenants oriented towards ensuring that the funds' remaining callable capital is sufficient to repay the loan, and larger commitments (typically provided to larger private equity funds) are typically secured by an assignment of the general partner's right to call capital from the fund's limited partner investors.

Innovation Banking

Innovation banking primarily includes loans to technology, life science and healthcare industry clients in the various stages of their life cycles. The loans are classified as investor dependent - early stage, investor dependent - growth stage, and innovation C&I and cash flow dependent for reporting purposes.

Investor Dependent - Early Stage loans represented 3% of SVB loans and 1% of total loans at December 31, 2024, compared to 4% and 1%, respectively, at December 31, 2023. These include loans to pre-revenue, development-stage companies and companies that are in the early phases of commercialization, with revenues of up to $5 million. Repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture capital firms or other investors, or in some cases, a successful sale to a third-party or an initial public offering.

Investor Dependent - Growth Stage loans represented 5% of SVB loans and 2% of total loans at December 31, 2024, compared to 7% and 2%, respectively, at December 31, 2023. These include loans to growth-stage enterprises. Companies with revenues between $5 million and $15 million, or pre-revenue clinical-stage biotechnology companies, are considered to be mid-stage, and companies with revenues in excess of $15 million are considered to be later-stage.

Innovation C&I and Cash Flow Dependent loans represented 23% of SVB loans and 6% of total loans at December 31, 2024, compared to 24% and 7%, respectively, at December 31, 2023. This portfolio is comprised of two types of loans, innovation C&I and cash flow dependent. Innovation C&I includes loans in innovation sectors such as technology, life science and healthcare industries. These loans are dependent on either the borrower's cash flows or balance sheet for repayment. Cash flow dependent loans are typically used to assist a select group of private equity sponsors with the acquisition of businesses, and repayment is generally dependent upon the cash flows of the combined entities.

The following table provides a summary of SVB loans by size and class. The breakout below is based on total client balances (individually or in the aggregate) as of December 31, 2024:

Table 38
SVB Loans by Size and Class

dollars in millions	Less Than $5 Million		$5 to < $10 Million		$10 to < $20 Million		$20 to < $30 Million		> $30 Million		Total SVB Loans	
Global fund banking	$	896	$	1,308	$	2,470	$	2,353	$	20,877	$	27,904
Investor dependent - early stage		727		180		90		—		—		997
Investor dependent - growth stage		536		559		662		124		315		2,196
Innovation C&I and cash flow dependent		221		310		753		1,315		6,498		9,097
Total	$	2,380	$	2,357	$	3,975	$	3,792	$	27,690	$	40,194

SVB Loans - State Concentrations

The following table summarizes state concentrations greater than 5.0% within the SVB loans portfolio at December 31, 2024, based on borrower location:

Table 39
SVB Loans - Geography

dollars in millions		December 31, 2024		December 31, 2023	
State					
California	$	9,372	23.3 %	$ 9,458	23.9 %
Massachusetts		7,180	17.9	5,213	13.2
New York		4,691	11.7	7,338	18.6
Texas		4,061	10.1	3,645	9.2
Connecticut		3,972	9.9	3,246	8.2
All other states		10,125	25.1	8,987	22.8
Total U.S.		39,401	98.0	37,887	95.9
Total International		793	2.0	1,624	4.1
Total	$	40,194	100.0 %	$ 39,511	100.0 %

Counterparty Risk

We enter into interest rate and foreign exchange derivatives as part of our overall risk management practices and also on behalf of our clients. We establish risk metrics and evaluate and manage the counterparty risk associated with these derivative instruments in accordance with the comprehensive Risk Management Framework and Risk Appetite Framework and Statement.

Counterparty credit exposure or counterparty risk is a primary risk of derivative instruments, relating to the ability of a counterparty to perform its financial obligations under the derivative contract. We seek to control credit risk of derivative agreements through counterparty credit approvals, pre-established exposure limits and monitoring procedures, which are integrated with our cash and issuer related credit processes.

Derivative agreements for BancShares' risk management purposes and for the hedging of client transactions are primarily executed with investment grade financial institutions, with others cleared through certain central party clearing houses. Credit exposure is mitigated via the exchange of collateral between the counterparties covering mark-to-market valuations. Client related derivative transactions, which are primarily related to lending activities, are incorporated into our loan underwriting and reporting processes.

Asset Risk

Asset risk is a form of price risk that is a primary risk of our leasing businesses. This relates to the risk of earning capital arising from changes in the value of owned leasing equipment. Asset risk in our leasing business is evaluated and managed in the divisions and overseen by risk management processes. In our asset-based lending business, we also use residual value guarantees to mitigate or partially mitigate exposure to end of lease residual value exposure on certain of our finance leases. Our business process consists of: (1) setting residual values at transaction inception, (2) systematic periodic residual value reviews, and (3) monitoring levels of residual realizations. Residual realizations, by business and product, are reviewed as part of the quarterly financial and asset quality review. Reviews for impairment are performed at least annually.

In combination with other risk management and monitoring practices, asset risk is monitored through reviews of the equipment markets, including utilization rates and traffic flows; the evaluation of supply and demand dynamics; the impact of new technologies; and changes in regulatory requirements on different types of equipment. At a high level, demand for equipment is correlated with Gross Domestic Product growth trends for the markets the equipment serves, as well as the more immediate conditions of those markets. Cyclicality in the economy and shifts in trade flows due to specific events represent risks to the earnings that can be realized by these businesses. In the Rail segment, BancShares seeks to mitigate these risks by maintaining a relatively young fleet of assets, which can bolster attractive lease and utilization rates.

Market Risk

Interest rate risk management

BancShares is exposed to the risk that changes in market conditions may affect interest rates and negatively impact earnings. The risk arises from the nature of BancShares' business activities, the composition of BancShares' balance sheet, and changes in the level or shape of the yield curve. BancShares manages this inherent risk strategically based on prescribed guidelines and approved limits.

Interest rate risk can arise from many of BancShares' business activities, such as lending, leasing, investing, deposit taking, derivatives, and funding activities. We evaluate and monitor interest rate risk primarily through two metrics.

- *Net Interest Income Sensitivity* ("NII Sensitivity") measures the net impact of hypothetical changes in interest rates on forecasted NII; and
- *Economic Value of Equity* ("EVE") *Sensitivity* ("EVE Sensitivity") measures the net impact of these hypothetical changes on the value of equity by assessing the economic value of assets, liabilities and off-balance sheet instruments.

BancShares uses a holistic process to measure and monitor both short term and long term risks, which includes, but is not limited to, gradual and immediate parallel rate shocks, changes in the shape of the yield curve, and changes in the relationship of various yield curves. NII Sensitivity generally focuses on shorter term earnings risk, while EVE Sensitivity assesses the longer-term risk of the existing balance sheet.

Our exposure to NII Sensitivity is guided by the Risk Appetite Framework and Statement and a range of risk metrics and BancShares may utilize tools across the balance sheet to adjust its interest rate risk exposures, including through business line actions and actions within the investment, funding and derivative portfolios.

The composition of our interest rate sensitive assets and liabilities generally results in a net asset-sensitive position for NII Sensitivity, whereby our assets will reprice faster than our liabilities. A component of our interest rate risk management strategy is the use of derivative instruments to manage fluctuations in earnings caused by changes in market interest rates. Interest rate swaps are the primary type of derivative instrument that we use as part of our interest rate risk management strategy. These derivatives hedge interest income variability of floating rate loans indexed to Secured Overnight Financing Rate ("SOFR"), as well as fair value changes of fixed rate time deposits and long-term debt indexed to SOFR. Refer to Note 13—Derivative Financial Instruments for further information on our derivative portfolio.

Our funding sources consist primarily of deposits, and we also support our funding needs through wholesale funding sources (including unsecured and secured borrowings).

The deposit rates we offer are influenced by market conditions and competitive factors. Market rates are the key factors of deposit costs, and we continue to optimize deposit costs by improving our deposit mix. Changes in interest rates, expected funding needs, as well as actions by competitors, can affect our deposit taking activities and deposit pricing. We believe our targeted non-maturity deposit customer retention is strong and we remain focused on optimizing our mix of deposits. We regularly assess the effect of deposit rate changes on our balances and seek to achieve optimal alignment between assets and liabilities.

The following table summarizes the results of 12-month NII Sensitivity simulations produced by our asset/liability management system. These simulations assume static balance sheet replacement with like products and implied forward market rates, and also incorporate additional internal models and assumptions, including rate dependent prepayment for certain loans and securities and repricing of interest-bearing non-maturity deposits. The below simulations assume an immediate 100 and 200 bps parallel increase and decrease from current interest rates.

Table 40
Net Interest Income Sensitivity Simulation Analysis

	Estimated (Decrease) Increase in NII		
Change in interest rate (bps)	**December 31, 2024**	**December 31, 2023**	**December 31, 2022**
-200	(10.6) %	(20.1) %	(9.0) %
-100	(6.1)	(10.0)	(4.0)
+100	6.9	9.8	3.4
+200	11.1	19.4	6.7

NII Sensitivity metrics at December 31, 2024, compared to December 31, 2023, were primarily affected by cash deployment into investment securities, and execution of interest rate hedges, as well as other balance sheet compositional changes and refinements to models, primarily related to deposit beta assumptions.

As of December 31, 2024, BancShares continues to have an asset sensitive interest rate risk profile and the potential exposure to forecasted earnings was largely due to the composition of the balance sheet (primarily due to floating rate commercial loans and cash), as well as estimates of modest future deposit betas. Approximately 64% of our loans have floating contractual reference rates, indexed primarily to SOFR and the U.S. prime rate. Deposit betas are currently modeled to have a portfolio average of approximately 35%-45% over the twelve-month forecast horizon, including 50%-60% for interest-bearing non-maturity deposits. Deposit beta is the portion of a change in the federal funds rate that is passed on to the deposit rate. Actual deposit betas may be different than modeled, depending on various factors, including liquidity requirements, deposit mix and competitive pressures. Impacts to NII Sensitivity may change due to actual results differing from modeled expectations.

As noted above, EVE Sensitivity supplements NII simulations as it estimates risk exposures beyond a twelve-month horizon. EVE Sensitivity measures the change in the EVE due to changes in assets, liabilities, and off-balance sheet instruments in response to a change in interest rates. EVE Sensitivity was calculated by estimating the change in the net present value of assets, liabilities, and off-balance sheet items under various rate movements, including utilizing a dynamic rate level dependent modeling approach for our deposit attrition assumption. In addition to interest rate changes, other key assumptions used in our EVE Sensitivity simulations include asset prepayments, as well as balance attrition and pricing of non-maturity deposits.

The below simulations assume an immediate 100 and 200 bps parallel increase and decrease from current interest rates and the estimated impact on our EVE profile based on our current modeling approach:

Table 41
Economic Value of Equity Modeling Analysis

	Estimated Increase (Decrease) in EVE		
Change in interest rate (bps)	December 31, 2024	September 30, 2024	June 30, 2024
-200	5.4 %	4.2 %	5.2 %
-100	3.1	3.2	2.7
+100	(3.2)	(3.2)	(2.5)
+200	(7.0)	(5.2)	(4.6)

In addition to the above reported sensitivities, a wide variety of potential interest rate scenarios are simulated within our asset/liability management system. Scenarios that impact balance sheet composition or the sensitivity to key assumptions are also evaluated.

We use results of our various interest rate risk analyses to formulate and implement asset and liability management strategies, in coordination with the Asset and Liability Committee, to achieve the desired risk profile, while managing our objectives for market risk and other strategic objectives. Specifically, we may manage our interest rate risk position through certain pricing strategies and product design for loans and deposits, our investment portfolio, funding portfolio, or by using derivatives to mitigate earnings volatility.

The above sensitivities provide an estimate of our interest rate sensitivity; however, they do not account for potential changes in credit quality, size, mix, or changes in the competition for business in the industries we serve. They also do not account for other business developments and other actions. Accordingly, we can give no assurance that actual results would not differ materially from the estimated outcomes of our simulations.

Loan Maturity and Loan Interest Rate Sensitivity

The following table provides loan maturity distribution information:

Table 42
Loan Maturity Distribution

dollars in millions

	At December 31, 2024, Maturing				
	Within One Year	One to Five Years	Five to 15 Years	After 15 Years	Total
Commercial					
Commercial construction	$ 1,589	$ 2,736	$ 759	$ 25	$ 5,109
Owner occupied commercial mortgage	2,037	7,615	6,768	422	16,842
Non-owner occupied commercial mortgage	3,745	9,478	2,185	786	16,194
Commercial and industrial	9,932	17,136	3,492	1,080	31,640
Leases	651	1,272	91	—	2,014
Total commercial	17,954	38,237	13,295	2,313	71,799
Consumer					
Residential mortgage	949	2,834	7,543	11,826	23,152
Revolving mortgage	73	193	929	1,372	2,567
Consumer auto	340	1,044	139	—	1,523
Consumer other	229	619	129	9	986
Total consumer	1,591	4,690	8,740	13,207	28,228
SVB					
Global fund banking	25,781	1,971	152	—	27,904
Investor dependent - early stage	117	880	—	—	997
Investor dependent - growth stage	203	1,993	—	—	2,196
Innovation and cash flow dependent	1,533	7,236	328	—	9,097
Total SVB	27,634	12,080	480	—	40,194
Total loans and leases	$ 47,179	$ 55,007	$ 22,515	$ 15,520	$ 140,221

As noted above, approximately 64% of our total loans have floating contractual reference rates, indexed primarily to SOFR and the U.S. prime rate. The following table provides information regarding the sensitivity to changes in interest rates of loans and leases maturing one year or after, as of December 31, 2024:

Table 43
Loan Interest Rate Sensitivity

dollars in millions

	Loans Maturing One Year or After with	
	Fixed Interest Rates	Variable Interest Rates
Commercial		
Commercial construction	$ 1,369	$ 2,151
Owner occupied commercial mortgage	13,163	1,642
Non-owner occupied commercial mortgage	6,296	6,153
Commercial and industrial	10,107	11,601
Leases	1,352	11
Total commercial	32,287	21,558
Consumer		
Residential mortgage	8,851	13,352
Revolving mortgage	30	2,464
Consumer auto	1,183	—
Consumer other	292	465
Total consumer	10,356	16,281
SVB		
Global fund banking	2	2,121
Investor dependent - early stage	18	862
Investor dependent - growth stage	4	1,989
Innovation and cash flow dependent	—	7,564
Total SVB	24	12,536
Total loans and leases	$ 42,667	$ 50,375

Liquidity Risk

Our liquidity risk management and monitoring process is designed to ensure the availability of adequate cash and collateral resources and funding capacity to meet our obligations. Our overall liquidity management strategy is intended to ensure appropriate liquidity to meet expected and contingent funding needs under both normal and stressed environments. Consistent with this strategy, we maintain sufficient amounts of available cash and HQLS. Additional sources of liquidity include committed credit facilities, repurchase agreements, brokered certificates of deposit issuances, unsecured debt issuances, and cash collections generated by portfolio asset sales to third parties.

We utilize measurement tools to assess and monitor the level and adequacy of our liquidity position, liquidity conditions and trends. We measure and forecast liquidity and liquidity risks under different hypothetical scenarios and across different horizons. We use a liquidity stress testing framework to better understand the range of potential risks and their impacts to which BancShares is exposed. Stress test results inform our business strategy, risk appetite, levels of liquid assets, and contingency funding plans. Also included among our liquidity measurement tools are key risk indicators that assist in identifying potential liquidity risk and stress events.

BancShares maintains a framework to establish liquidity risk tolerances, monitoring, and breach escalation protocol to alert management of potential funding and liquidity risks and to initiate mitigating actions as appropriate. Further, BancShares maintains a contingent funding plan, which details protocols and potential actions to be taken under liquidity stress conditions.

Liquidity includes available cash and HQLS. At December 31, 2024 we had $59.34 billion of high-quality liquid assets (26.5% of total assets) and $27.29 billion of contingent liquidity sources available. During the first quarter of 2025 we expect to see a change in current capacity. The draw period under the Advance Facility Agreement ends March 27, 2025, thus we will no longer have access to advance funds under the agreement after this date. However, we are actively working to increase our borrowing capacity under agreements with the FRB through expansion of the eligible loan population to targeted loans historically not pledged to the FRB.

Table 44
Liquidity

dollars in millions		December 31, 2024
Available cash	$	20,545
High-quality liquid securities [1]		38,794
High-quality liquid assets	$	59,339

Credit Facilities:		Current Capacity [2]
FDIC facility [3]	$	5,291
FHLB facility [4]		16,423
FRB facility		5,475
Line of credit		100
Total contingent sources	$	27,289
Total liquid assets and contingent sources	$	86,628
Total uninsured deposits	$	59,510
Coverage ratio of total liquid assets and contingent sources to uninsured deposits		146 %

[1] Consists of readily-marketable, unpledged securities, as well as securities pledged but not drawn against at the FHLB and available for sale, and generally is comprised of U.S. Treasury and U.S. Agency investment securities held outright or via reverse repurchase agreements.
[2] Current capacity is based on the amount of collateral pledged and available for use at December 31, 2024.
[3] Advance Facility Agreement with the FDIC obtained in connection with SVBB Acquisition and has a maximum capacity of $70 billion, subject to additional collateral pledge requirements with total advances available through March 27, 2025. See below for additional details and limits on use.
[4] Refer to the following table for additional details.

We fund our operations through deposits and borrowings. Our primary source of liquidity is derived from our various deposit channels, including our Branch Network and Direct Bank. Total deposits at December 31, 2024 were $155.23 billion, an increase of $9.38 billion or 6% from $145.85 billion at December 31, 2023.

We use borrowings to diversify the funding of our business operations. In addition to the Purchase Money Note and FHLB advances, borrowings also include senior unsecured notes, securities sold under customer repurchase agreements, and subordinated notes. Total borrowings at December 31, 2024 were $37.05 billion, a decrease of $603 million from $37.65 billion at December 31, 2023. We continually monitor our capital needs and market conditions in an effort to diversify our borrowing base when appropriate.

FHLB Capacity

A source of available funds is advances from the FHLB of Atlanta. We may pledge assets for secured borrowing transactions, which include borrowings from the FHLB and/or FRB, or for other purposes as required or permitted by law. The debt issued in conjunction with these transactions is collateralized by certain discrete receivables, securities, loans, leases and/or underlying equipment. Certain related cash balances are restricted.

Table 45
FHLB Balances

dollars in millions	December 31, 2024		December 31, 2023		December 31, 2022	
Total borrowing capacity	$	17,873	$	15,072	$	14,918
Less:						
Advances		—		—		4,250
Letters of credit [1]		1,450		1,450		1,450
Available capacity	$	16,423	$	13,622	$	9,218
Pledged Non-PCD loans	$	30,421	$	25,370	$	23,491

[1] *Letters of credit were established with the FHLB to collateralize public funds.*

FRB Capacity

Under borrowing arrangements with the FRB, FCB has access to $5.48 billion on a secured basis. There were no outstanding borrowings with the FRB Discount Window at December 31, 2024 and December 31, 2023.

FDIC Credit Facility

FCB and the FDIC entered into the Advance Facility Agreement, dated as of March 27, 2023, and effective as of November 20, 2023, providing total advances available through March 27, 2025 of up to $70 billion (subject to the limits described below) solely to provide liquidity to offset deposit withdrawal or runoff of former SVBB deposit accounts and to fund the unfunded commercial lending commitments acquired in the SVBB Acquisition. Borrowings outstanding under the Advance Facility Agreement are limited to an amount equal to the value of loans and other collateral obtained from SVBB plus the value of any other unencumbered collateral agreed by the parties to serve as additional collateral, reduced by the amount of principal and accrued interest outstanding under the Purchase Money Note and the accrued interest on the Advance Facility Agreement. Interest on any outstanding principal amount accrues at a variable rate equal to the three-month weighted average of the Daily Simple SOFR plus 25 bps (but in no event less than 0.00%). The facility had a current capacity of $5.29 billion and was not utilized as of December 31, 2024.

Refer to Note 2—Business Combinations for further discussion.

Contractual Obligations and Commitments

The following table includes significant contractual obligations and commitments as of December 31, 2024, representing required and potential cash outflows, including impacts from purchase accounting adjustments and deferred fees. Refer to Note 23—Commitments and Contingencies for additional information regarding commitments. Financing commitments, letters of credit and deferred purchase commitments are presented at contractual amounts and do not necessarily reflect future cash outflows, as many are expected to expire unused or partially used.

Table 46
Contractual Obligations and Commitments

dollars in millions	Payments Due by Period				
	Less than 1 year	1-3 years	4-5 years	Thereafter	Total
Contractual obligations:					
Time deposits [1]	$ 12,724	$ 484	$ 45	$ —	$ 13,253
Short-term borrowings	367	—	—	—	367
Long-term borrowings [1][2]	(36)	(78)	36,381	417	36,684
Total contractual obligations	$ 13,055	$ 406	$ 36,426	$ 417	$ 50,304
Commitments:					
Financing commitments	$ 29,752	$ 15,278	$ 1,711	$ 6,509	$ 53,250
Letters of credit	1,669	598	18	6	2,291
Deferred purchase agreements	1,802	—	—	—	1,802
Purchase and funding commitments	178	—	—	—	178
Affordable housing partnerships [1]	558	579	30	47	1,214
Total commitments	$ 33,959	$ 16,455	$ 1,759	$ 6,562	$ 58,735

[1] *Time deposits and long-term borrowings are presented net of purchase accounting adjustments of $1 million and $125 million, respectively. On-balance sheet commitments for affordable housing partnerships are included in other liabilities and presented net of a purchase accounting adjustment of $33 million.*
[2] *Balances in parenthesis represent the estimated amortization of the purchase accounting adjustment and deferred costs in excess of any principal balance.*

Long-term Borrowings
As displayed in Table 46, we do not have any significant long-term debt obligations due until the Purchase Money Note matures in March of 2028. While scheduled principal payments are not required under the Purchase Money Note until maturity, FCB may voluntarily prepay principal without premium or penalty. We will continue to monitor the interest rate environment and assess whether any voluntary prepayments are prudent considering the fixed rate of 3.50% on the Purchase Money Note. Potential sources that could fund voluntary prepayments of the Purchase Money Note or the amount due at maturity include excess liquidity (primarily comprised of interest-earning deposits at banks and proceeds from maturities and paydowns of investment securities), FHLB advances, deposit growth, and issuance of unsecured debt or other borrowings. At the time of voluntary prepayment or maturity, the interest rates for the potential interest-bearing sources of repayment could be higher than the 3.50% rate on the Purchase Money Note.

Refer to the respective “Deposits” and “Borrowings” discussions in the “Interest-bearing Liabilities” section of this MD&A for further details. The Purchase Money Note is discussed further in Note 2—Business Combinations.

CRA Investment Commitment
BancShares has a community benefit plan, and has agreed to an addendum to SVB’s prior community benefits plan, which were developed in collaboration with representatives of community reinvestment organizations. Refer to the further discussion on CRA, including details on investment commitments, in the subsection “Community Reinvestment Act” in Item 1. Business —Regulatory Considerations.

CAPITAL

Capital requirements applicable to BancShares are discussed in “Regulatory Considerations” section in Item 1. Business of this Annual Report on Form 10-K, including a discussion of an NPR issued by the federal banking agencies regarding enhanced capital requirements.

BancShares’ total consolidated assets are between $100 billion and $250 billion, and, as such, BancShares is required to comply with certain enhanced prudential standards applicable to Category IV banking organizations, subject to the applicable transition periods. However, the NPR released by federal banking agencies could alter the capital framework by implementing new long-term debt requirements for banks with total consolidated assets of $100 billion or more. We are continuing to monitor these proposed rules. For further discussion, refer to the section entitled “Regulatory Considerations—Enhanced Prudential Standards —Proposed Long-Term Debt & Clean Holding Company Requirements” in Item 1. Business.

BancShares maintains a comprehensive capital adequacy process. BancShares establishes internal capital risk limits and warning thresholds, which utilize Risk-Based and Leverage-Based Capital calculations, internal and external early warning indicators, its capital planning process, and stress testing to evaluate BancShares' capital adequacy for multiple types of risk in both normal and stressed environments. The capital management framework requires contingency plans be defined and may be employed at management’s discretion.

Common and Preferred Stock Dividends

During the first three quarters of 2024, we paid quarterly dividends of $1.64 on the Class A common stock and Class B common stock. In the fourth quarter of 2024, the quarterly dividend on the Class A common stock and Class B common stock was increased to $1.95 per common share. In January 2025, our Board declared a quarterly dividend on the Class A common stock and Class B common stock of $1.95 per common share. The dividends are payable on March 17, 2025 to stockholders of record as of February 28, 2025.

During 2024, we paid quarterly dividends on our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock as disclosed in Note 16—Stockholders' Equity. In January 2025, our Board declared dividends on our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock in accordance with their terms. The dividends are payable on March 17, 2025.

Capital Composition and Ratios

As discussed earlier in this MD&A, the Board authorized a Class A common SRP in July 2024. During 2024 we repurchased 814,641 shares. Refer to the "Recent Events" section above for more information and Item 5. Market for Registrants Common Equity for additional information related to our monthly repurchase activity.

The following table details the change in outstanding Class A common stock through December 31, 2024. Refer to Note 16—Stockholders' Equity for additional information.

Table 47
Changes in Shares of Class A Common Stock Outstanding

	Year Ended December 31, 2024
Class A common stock shares outstanding at beginning of period	13,514,933
Shares repurchased under authorized repurchase plan	(814,641)
Restricted stock units vested, net of shares held to cover taxes	12,144
Class A common stock shares outstanding at end of period	12,712,436

We also had 1,005,185 Class B common stock outstanding at December 31, 2024 and December 31, 2023.

We are committed to effectively managing our capital to protect our depositors, creditors and stockholders. We continually monitor the capital levels and ratios for BancShares and FCB to ensure they exceed the minimum requirements imposed by regulatory authorities and to ensure they are appropriate given growth projections, risk profile and potential changes in the regulatory or external environment. Failure to meet certain capital requirements may result in actions by regulatory agencies that could have a material impact on our operations or consolidated financial statements.

In accordance with GAAP, the unrealized gains and losses on certain assets and liabilities, net of deferred taxes, are included in accumulated other comprehensive loss within stockholders' equity. These amounts are excluded from the calculation of our regulatory capital ratios under current regulatory guidelines.

Table 48
Analysis of Capital Adequacy

dollars in millions	Basel III Requirements	PCA Well Capitalized Thresholds	December 31, 2024		December 31, 2023		December 31, 2022	
			Amount	Ratio	Amount	Ratio	Amount	Ratio
BancShares								
Risk-based capital ratios								
Total risk-based capital	10.50 %	10.00 %	$ 24,610	15.04 %	$ 23,891	15.75 %	$ 11,799	13.18 %
Tier 1 risk-based capital	8.50	8.00	22,137	13.53	21,150	13.94	9,902	11.06
Common equity Tier 1	7.00	6.50	21,256	12.99	20,270	13.36	9,021	10.08
Tier 1 leverage ratio	4.00	5.00	22,137	9.90	21,150	9.83	9,902	8.99
FCB								
Risk-based capital ratios								
Total risk-based capital	10.50 %	10.00 %	$ 23,975	14.66 %	$ 23,600	15.56 %	$ 11,627	12.99 %
Tier 1 risk-based capital	8.50	8.00	21,852	13.37	21,227	13.99	10,186	11.38
Common equity Tier 1	7.00	6.50	21,852	13.37	21,227	13.99	10,186	11.38
Tier 1 leverage ratio	4.00	5.00	21,852	9.78	21,227	9.88	10,186	9.25

As of December 31, 2024, BancShares and FCB had risk-based capital ratio conservation buffers of 7.04% and 6.66%, respectively, which are in excess of the Basel III conservation buffer of 2.50%. As of December 31, 2023, BancShares and FCB risk-based capital ratio conservation buffers were 7.75% and 7.56%, respectively. The capital ratio conservation buffers represent the excess of the regulatory capital ratios as of December 31, 2024 and December 31, 2023 over the Basel III minimum for the ratio that is the binding constraint. Additional Tier 1 capital for BancShares includes perpetual preferred stock.

Additional Tier 2 capital for BancShares and FCB primarily consists of qualifying ALLL and qualifying subordinated debt.

CRITICAL ACCOUNTING ESTIMATES

The accounting and reporting policies of BancShares are in accordance with GAAP and are described in Note 1—Significant Accounting Policies and Basis of Presentation.

The preparation of financial statements in conformity with GAAP requires us to exercise judgment in determining many of the estimates and assumptions utilized to arrive at the carrying value of assets and liabilities and amounts reported for revenues and expenses. Our financial position and results of operations could be materially affected by changes to these estimates and assumptions.

We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements. The accounting estimate related to the determination of the ALLL is considered to be a critical accounting estimate because considerable judgment and estimation is applied by management.

ALLL
The ALLL represents management's best estimate of credit losses expected over the life of the loan or lease, adjusted for expected contractual payments and the impact of prepayment expectations. Estimates for loan and lease losses are determined by analyzing quantitative and qualitative components present as of the evaluation date.

The ALLL is calculated based on a variety of considerations, including, but not limited to actual net loss history of the various loan and lease pools, delinquency trends, changes in forecasted economic conditions, loan growth, estimated loan life, and changes in portfolio credit quality. Loans and leases are segregated into pools with similar risk characteristics and each have a model that is utilized to estimate the ALLL.

The ALLL models utilize economic variables, including unemployment, gross domestic product, home price index, CRE index, corporate profits, and credit spreads. These economic variables are based on macroeconomic scenario forecasts with a forecast horizon that covers the lives of the loan portfolios.

Model outputs may be adjusted through a qualitative assessment to reflect trends that may not be adequately reflected within the models, which could include economic conditions, uncertainty in macroeconomic forecasts, credit quality, risk to specific industry concentrations, and any significant policy and underwriting changes. These qualitative adjustments are also used to accommodate for the imprecision of certain assumptions and uncertainties inherent in the model calculations.

While management utilizes its best judgment and information available, the ultimate adequacy of our ALLL is dependent upon a variety of factors beyond our control which are inherently difficult to predict, the most significant being the macroeconomic scenario forecasts that determine the economic variables utilized in the ALLL models. Due to the inherent uncertainty in the macroeconomic forecasts, BancShares utilizes baseline, upside, and downside macroeconomic scenarios and weights the scenarios based on review of variable forecasts for each scenario and comparison to expectations. At December 31, 2024, ALLL estimates in these scenarios ranged from approximately $1.39 billion, when weighing the upside scenario 100%, to approximately $2.12 billion when weighting the downside scenario 100%. BancShares management determined that an ALLL of $1.68 billion was appropriate as of December 31, 2024.

Current economic conditions and forecasts can change which could affect the anticipated amount of estimated credit losses and therefore the appropriateness of the ALLL. It is difficult to estimate how potential changes in any one economic factor or input might affect the overall ALLL because a wide variety of factors and inputs are considered in estimating the ALLL and changes in those factors and inputs considered may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

Accounting policies related to the ALLL are discussed in Note 1—Significant Accounting Policies and Basis of Presentation. For more information regarding the ALLL, refer to the "Credit Risk — Allowance for Loan and Lease Losses" section of this MD&A and Note 5—Allowance for Loan and Lease Losses.

RECENT ACCOUNTING PRONOUNCEMENTS

The following Accounting Standards Updates ("ASUs") were issued by FASB but are not yet effective for BancShares:

Standard	Summary of Guidance	Effect on BancShares' Financial Statements
ASU No. 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures Issued December 2023	This ASU enhances income tax disclosure requirements primarily by requiring disclosure of specific categories in the rate reconciliation table and disaggregation of income taxes paid by jurisdiction.	Effective for BancShares beginning with our financial statements for the year ending December 31, 2025. Early adoption is permitted, and this ASU allows for adoption on a prospective basis, with a retrospective option permitted to prior periods presented. We did not elect early adoption. We are continuing to evaluate the impact this ASU will have on our income tax footnote disclosures in our 2025 Annual Report on Form 10-K.
ASU No. 2024-03 - Income Statement -Reporting Comprehensive Income - Expense Disaggregation Disclosures Issued November 2024	This ASU enhances expense disclosures primarily by requiring footnote disaggregation of specified expenses in a tabular format. The ASU does not change the requirements for the presentation of expenses on the face of the income statement.	Effective for BancShares beginning with our financial statements for the year ending December 31, 2027. Early adoption is permitted and the guidance can be applied prospectively or retrospectively. We are currently evaluating the impact of this ASU on our footnote disclosures.

NON-GAAP FINANCIAL MEASUREMENTS

BancShares provides certain non-GAAP information in reporting its financial results to give investors additional data to evaluate its operations. A non-GAAP financial measure is a numerical measure of a company's historical or future financial performance or financial position that may either exclude or include amounts or is adjusted in some way to the effect of including or excluding amounts, as compared to the most directly comparable measure calculated and presented in accordance with GAAP financial statements. BancShares' management believes that non-GAAP financial measures, when reviewed in conjunction with GAAP financial information, can provide transparency about, or an alternate means of assessing, its operating results and financial position to its investors, analysts and management. These non-GAAP measures should be considered in addition to, and not superior to or a substitute for, GAAP measures presented in BancShares' consolidated financial statements and other publicly filed reports. In addition, our non-GAAP measures may be different from or inconsistent with non-GAAP financial measures used by other institutions.

Whenever we refer to a non-GAAP financial measure we will generally define and present the most directly comparable financial measure calculated and presented in accordance with GAAP, along with a reconciliation between the GAAP financial measure and the non-GAAP financial measure. We describe each of these measures below and explain why we believe the measure to be useful.

PPNR

PPNR is a non-GAAP measure of profit or loss calculated as net income plus the provision for credit losses and income tax expense (benefit). PPNR is a measure of segment profit or loss that is meaningful because it enables management and external users of financial statements to assess income before income taxes excluding the provision for credit losses, which can be more volatile when economic conditions are more dynamic.

The following table provides a reconciliation of net income, the comparable GAAP measure, to PPNR:

Table 49
PPNR

dollars in millions	Year Ended December 31, 2024					
	General Bank	Commercial Bank	SVB Commercial	Rail	Corporate	Total BancShares
Net income (GAAP)	$ 1,046	$ 440	$ 857	$ 111	$ 323	$ 2,777
Plus: provision for credit losses	153	144	134	—	—	431
Plus: income tax expense (benefit)	362	147	295	36	(25)	815
PPNR (non-GAAP)	$ 1,561	$ 731	$ 1,286	$ 147	$ 298	$ 4,023

	Year Ended December 31, 2023					
	General Bank	Commercial Bank	SVB Commercial	Rail	Corporate	Total BancShares
Net income (GAAP)	$ 871	$ 165	$ 544	$ 90	$ 9,796	$ 11,466
Plus: provision for credit losses	77	517	65	—	716	1,375
Plus: income tax expense	319	69	184	32	7	611
PPNR (non-GAAP)	$ 1,267	$ 751	$ 793	$ 122	$ 10,519	$ 13,452

	Year Ended December 31, 2022					
	General Bank	Commercial Bank	SVB Commercial	Rail	Corporate	Total BancShares
Net income (loss) (GAAP)	$ 630	$ 408	$ —	$ 112	$ (52)	$ 1,098
Plus: provision for credit losses	11	121	—	—	513	645
Plus: income tax expense (benefit)	214	128	—	37	(115)	264
PPNR (non-GAAP)	$ 855	$ 657	$ —	$ 149	$ 346	$ 2,007

Net Rental Income on Operating Lease Equipment for Commercial Bank and Rail Segments

Net rental income on operating lease equipment is a non-GAAP measure calculated as rental income on operating lease equipment less depreciation on operating lease equipment, as well as maintenance and other operating lease expenses, if any. Presentation of net rental income for the Commercial Bank and Rail segments also results in the noninterest income and noninterest expense subtotals being presented net of depreciation and maintenance. These measures are meaningful because they enable management to monitor the performance and profitability of operating leases after deducting direct expenses.

The following tables reconcile the most comparable GAAP measures to the non-GAAP measures for the Commercial Bank and Rail segments.

Table 50
Commercial Bank Segment

dollars in millions		Year Ended December 31,		
		2024	2023	2022
Rental income on operating leases (GAAP)		$ 227	$ 231	$ 212
Less: depreciation on operating lease equipment	a	185	180	169
Net rental income on operating lease equipment (non-GAAP)		$ 42	$ 51	$ 43
Total noninterest income (GAAP)	b	$ 542	$ 560	$ 518
Noninterest income, net of depreciation (non-GAAP)	b-a	357	380	349
Total noninterest expense (GAAP)	c	911	824	745
Noninterest expense, net of depreciation (non-GAAP)	c-a	726	644	576

Table 51
Rail Segment

dollars in millions		Year Ended December 31,					
		2024		**2023**		**2022**	
Rental income on operating leases (GAAP)		$	821	$	740	$	652
Less: depreciation on operating lease equipment	a		209		191		176
Less: maintenance and other operating lease expenses	b		219		222		189
Net rental income on operating lease equipment (non-GAAP)		$	393	$	327	$	287
Total noninterest income (GAAP)	c	$	836	$	745	$	656
Noninterest income, net of depreciation and maintenance (non-GAAP)	c-a-b		408		332		291
Total noninterest expense (GAAP)	d		503		480		427
Noninterest expense, net of depreciation and maintenance (non-GAAP)	d-a-b		75		67		62

NII, NIM, and Interest and Fees on Loans, Excluding PAA

NII and NIM, excluding PAA, and interest and fees on loans, excluding loan PAA are meaningful metrics as they allow management to analyze NII, NIM and loan interest income trends more directly related to the rates of the underlying interest-earning assets and interest-bearing liabilities. Loan PAA is primarily related to the loan discount in the SVBB Acquisition. Other PAA is primarily related to the discount on the Purchase Money Note and the premium on deposits assumed in the CIT Merger.

The following table reconciles NII to NII, excluding PAA, NIM to NIM, excluding PAA, and interest and fees on loans to interest and fees on loans, excluding PAA:

Table 52
NII, NIM, and Interest and Fees on Loans, Excluding PAA

dollars in millions		Year Ended December 31,					
		2024		**2023**		**2022**	
NII (GAAP)	a	$	7,143	$	6,712	$	2,946
Loan PAA	b		505		733		27
Other PAA	c		(24)		7		74
PAA	d = (b+c)		481		740		101
NII, excluding PAA (non-GAAP)	e = (a-d)	$	6,662	$	5,972	$	2,845
Average interest-earning assets	f	$	201,578	$	170,771	$	93,195
NIM (GAAP)	a/f		3.54 %		3.92 %		3.16 %
NIM, excluding PAA (non-GAAP)	e/f		3.30		3.50		3.05
Interest and fees on loans (GAAP)		$	9,528	$	8,187	$	2,953
Less: loan PAA	b		505		733		27
Interest and fees on loans, excluding loan PAA (non-GAAP)		$	9,023	$	7,454	$	2,926

Forward-Looking Statements

Statements in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans, asset quality, future performance, and other strategic goals of BancShares. Words such as "anticipates," "believes," "estimates," "expects," "predicts," "forecasts," "intends," "plans," "projects," "targets," "designed," "could," "may," "should," "will," "potential," "continue," "aims," "strives" or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BancShares' current expectations and assumptions regarding BancShares' business, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect BancShares' future financial results and performance and could cause actual results, performance or achievements of BancShares to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, general competitive, economic (including the imposition of tariffs on trading partners), political (including the new makeup of the U.S. Congress and Trump administration), geopolitical (including conflicts in Ukraine and the Middle East), natural disasters and market conditions, including changes in competitive pressures among financial institutions and the impacts related to or resulting from previous bank failures, the risks and impacts of future bank failures and other volatility in the banking industry, public perceptions of our business practices, including our deposit pricing and acquisition activity, the financial success or changing conditions or strategies of BancShares' vendors or customers, including changes in demand for deposits, loans and other financial services, fluctuations in interest rates, changes in the quality or composition of BancShares' loan or investment portfolio, actions of government regulators, including the recent interest rate cuts and any changes by the Federal Reserve, changes to estimates of future costs and benefits of actions taken by BancShares, BancShares' ability to maintain adequate sources of funding and liquidity, the potential impact of decisions by the Federal Reserve on BancShares' capital plans, adverse developments with respect to U.S. or global economic conditions, including significant turbulence in the capital or financial markets, the impact of any sustained or elevated inflationary environment, the impact of any cyberattack, information or security breach, the impact of implementation and compliance with current or proposed laws, regulations and regulatory interpretations, including potential increased regulatory requirements, limitations, and costs, such as FDIC special assessments, increases to FDIC deposit insurance premiums and the proposed interagency rule on regulatory capital, along with the risk that such laws, regulations and regulatory interpretations may change, the availability of capital and personnel, and the risks associated with BancShares' previous acquisition transactions, including the SVBB Acquisition and CIT Merger, or any future transactions.

BancShares' SRP allows BancShares to repurchase shares of its Class A common stock through 2025. BancShares is not obligated under the SRP to repurchase any minimum or particular number of shares, and repurchases may be suspended or discontinued at any time (subject to the terms of any Rule 10b5-1 plan in effect) without prior notice. The authorization to repurchase Class A common stock will be utilized at management's discretion. The actual timing and amount of Class A common stock that may be repurchased will depend on a number of factors, including the terms of any Rule 10-b5-1 plan then in effect, price, general business and market conditions, regulatory requirements, and alternative investment opportunities or capital needs.

Except to the extent required by applicable laws or regulations, BancShares disclaims any obligation to update forward-looking statements or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the potential economic loss resulting from changes in market prices and interest rates. This risk can either result in diminished current fair values of financial instruments or reduced NII in future periods. Changes in fair value that result from movement in market rates cannot be predicted with any degree of certainty. Therefore, the impact that future changes in market rates will have on the fair values of financial instruments is uncertain.

Market risk information is set forth in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations within the "Risk Management" section and in Item 8. Financial Statements and Supplementary Data within Note 1 —Significant Accounting Policies and Basis of Presentation, Note 13—Derivative Financial Instruments and Note 15—Fair Value.



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
First Citizens BancShares, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of First Citizens BancShares, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for loans and lease losses and reserve for off-balance sheet credit exposures evaluated on a collective basis

As discussed in Notes 1 and 5 to the consolidated financial statements, as of December 31, 2024, the Company had an allowance for loan and lease losses (ALLL) of $1.68 billion, a portion of which includes the quantitative component for the Company's loans evaluated on a collective basis (the quantitative ALLL) and the qualitative component for Silicon Valley Bank loans (the SVB qualitative ALLL). The Company also had a reserve for off-balance sheet credit exposures (AULL) of $278 million, a portion of which includes the reserve for off-balance sheet credit exposures for Silicon Valley Bank loans (SVB AULL) as of December 31, 2024. The quantitative ALLL, the SVB qualitative ALLL and the SVB AULL are together referred to as the collective ACL. Loans and leases are segregated into pools with similar risk characteristics, where models are utilized to estimate the quantitative ALLL. The quantitative ALLL models estimate the probability of default (PD) and loss given default (LGD) for individual loans and leases within each risk pool based on historical loss experience, borrower characteristics, collateral type, forecasts of future economic conditions, expected future recoveries, and other factors. The loan and lease level undiscounted quantitative ALLL is calculated by applying the modeled PD and LGD to forecasted loan and lease balances which are adjusted for contractual payments, prior defaults, and prepayments. These models utilize economic variables which are based on macroeconomic scenario forecasts which cover the lives of the loan portfolios. The macroeconomic forecasts utilize weighted baseline, upside and downside scenarios. Quantitative ALLL model outputs may be adjusted through a qualitative assessment to reflect trends not captured within the models, which could include economic conditions, credit quality, concentrations, and significant policy and underwriting changes. Unfunded commitments are assessed to determine both the probability of funding as well as the expectation of future losses. The Company estimates the expected funding amounts and applies the quantitative ALLL PD and LGD models to those expected funding amounts to estimate the AULL.

We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the models used to estimate the PD and LGD, the selection of the economic scenarios, and the weighting of each economic scenario. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ACL including controls related to the:

- development and approval of the collective ACL methodology
- continued use and appropriateness of changes to the PD and LGD models, including the significant assumptions used in the PD and LGD models
- selection of the economic scenarios and the weighting of each economic scenario
- performance monitoring of the PD and LGD models
- development of the SVB qualitative adjustment, including the significant assumptions used in the measurement of the SVB qualitative adjustment and
- analysis of the collective ACL results, trends, and ratios.

We evaluated the Company's process to develop the collective ACL by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the collective ACL methodology for compliance with U.S. generally accepted accounting principles
- evaluating judgments made by the Company relative to the assessment and performance testing of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices
- assessing the conceptual soundness of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use
- evaluating the selection of the economic scenarios and the weighting applied to each economic scenario by comparing them to the Company's business environment and relevant industry practices and



- evaluating the methodology used to develop the qualitative adjustments and the effect of those adjustments on the SVB qualitative ALLL compared with relevant credit risk factors and consistency with credit trends associated with the Company's portfolio

We also assessed the sufficiency of the audit evidence obtained related to the collective ACL by evaluating the:

- cumulative results of the audit procedures
- qualitative aspects of the Company's accounting practices and
- potential bias in the accounting estimate.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

Raleigh, North Carolina
February 21, 2025



KPMG LLP
4242 Six Forks Road
Suite 850
Raleigh, NC 27609

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
First Citizens BancShares, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited First Citizens BancShares, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 21, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.



Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Raleigh, North Carolina
February 21, 2025

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Balance Sheets

dollars in millions, except share data	December 31, 2024	December 31, 2023
Assets		
Cash and due from banks	$ 814	$ 908
Interest-earning deposits at banks	21,364	33,609
Securities purchased under agreements to resell	158	473
Investment in marketable equity securities (cost of $79 at December 31, 2024 and $75 at December 31, 2023)	101	84
Investment securities available for sale (cost of $34,512 at December 31, 2024 and $20,688 at December 31, 2023), net of allowance for credit losses	33,750	19,936
Investment securities held to maturity (fair value of $8,702 at December 31, 2024 and $8,503 at December 31, 2023)	10,239	9,979
Assets held for sale	85	76
Loans and leases	140,221	133,302
Allowance for loan and lease losses	(1,676)	(1,747)
Loans and leases, net of allowance for loan and lease losses	138,545	131,555
Operating lease equipment, net	9,323	8,746
Premises and equipment, net	2,006	1,877
Goodwill	346	346
Other intangible assets, net	249	312
Other assets	6,740	5,857
Total assets	$ 223,720	$ 213,758
Liabilities		
Deposits:		
Noninterest-bearing	$ 38,633	$ 39,799
Interest-bearing	116,596	106,055
Total deposits	155,229	145,854
Credit balances of factoring clients	1,016	1,089
Borrowings:		
Short-term borrowings	367	485
Long-term borrowings	36,684	37,169
Total borrowings	37,051	37,654
Other liabilities	8,196	7,906
Total liabilities	201,492	192,503
Stockholders' equity		
Preferred stock - $0.01 par value (20,000,000 shares authorized at December 31, 2024 and December 31, 2023)	881	881
Common stock:		
Class A - $1 par value (32,000,000 shares authorized at December 31, 2024 and December 31, 2023; 12,712,436 and 13,514,933 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively)	13	14
Class B - $1 par value (2,000,000 shares authorized and 1,005,185 shares issued and outstanding at December 31, 2024 and December 31, 2023)	1	1
Additional paid in capital	2,417	4,108
Retained earnings	19,361	16,742
Accumulated other comprehensive loss	(445)	(491)
Total stockholders' equity	22,228	21,255
Total liabilities and stockholders' equity	$ 223,720	$ 213,758

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Income

		Year Ended December 31,				
dollars in millions, except share and per share data		**2024**		**2023**		**2022**
Interest income						
Interest and fees on loans	$	9,528	$	8,187	$	2,953
Interest on investment securities		1,347		648		354
Interest on deposits at banks		1,478		1,556		106
Total interest income		12,353		10,391		3,413
Interest expense						
Deposits		3,864		2,497		335
Borrowings		1,346		1,182		132
Total interest expense		5,210		3,679		467
Net interest income		7,143		6,712		2,946
Provision for credit losses		431		1,375		645
Net interest income after provision for credit losses		6,712		5,337		2,301
Noninterest income						
Rental income on operating lease equipment		1,048		971		864
Lending-related fees		257		218		103
Deposit fees and service charges		230		200		142
Client investment fees		213		157		—
Wealth management services		211		188		142
International fees		119		91		8
Factoring commissions		75		82		104
Cardholder services, net		163		139		102
Merchant services, net		49		48		35
Insurance commissions		55		54		47
Realized gain (loss) on sale of investment securities, net		6		(26)		—
Fair value adjustment on marketable equity securities, net		13		(11)		(3)
Gain on sale of leasing equipment, net		30		20		15
Gain on acquisition		—		9,808		431
(Loss) gain on extinguishment of debt		(2)		—		7
Other noninterest income		148		136		139
Total noninterest income		2,615		12,075		2,136
Noninterest expense						
Depreciation on operating lease equipment		394		371		345
Maintenance and other operating lease expenses		219		222		189
Personnel cost		3,078		2,636		1,408
Net occupancy expense		242		244		191
Equipment expense		504		422		216
Professional fees		121		71		45
Third-party processing fees		230		205		103
FDIC insurance expense		138		158		31
Marketing expense		76		102		53
Acquisition-related expenses		210		470		231
Intangible asset amortization		63		57		23
Other noninterest expense		460		377		240
Total noninterest expense		5,735		5,335		3,075
Income before income taxes		3,592		12,077		1,362
Income tax expense		815		611		264
Net income	$	2,777	$	11,466	$	1,098
Preferred stock dividends		61		59		50
Net income available to common stockholders	$	2,716	$	11,407	$	1,048
Earnings per common share						
Basic	$	189.42	$	785.14	$	67.47
Diluted	$	189.41	$	784.51	$	67.40
Weighted average common shares outstanding						
Basic		14,341,872		14,527,902		15,531,924
Diluted		14,342,655		14,539,613		15,549,944

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

	Year Ended December 31,					
dollars in millions	2024		2023		2022	
Net income	$	2,777	$	11,466	$	1,098
Other comprehensive income (loss), net of tax						
Net unrealized (loss) gain on securities available for sale		(7)		162		(730)
Net change in unrealized loss on securities available for sale transferred to securities held to maturity		1		1		1
Net change in defined benefit pension items		44		81		(16)
Net unrealized gain on cash flow hedge derivatives		8		—		—
Other comprehensive income (loss), net of tax	$	46	$	244	$	(745)
Total comprehensive income	$	2,823	$	11,710	$	353

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

dollars in millions, except per share data	Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2021	$ 340	$ 9	$ 1	$ —	$ 4,378	$ 10	$ 4,738
Net income	—	—	—	—	1,098	—	1,098
Other comprehensive loss, net of tax	—	—	—	—	—	(745)	(745)
Issued in CIT Merger:							
Common stock	—	6	—	5,273	—	—	5,279
Series B preferred stock	334	—	—	—	—	—	334
Series C preferred stock	207	—	—	—	—	—	207
Stock based compensation	—	—	—	75	—	—	75
Repurchased 1,500,000 shares of Class A common stock	—	(1)	—	(1,239)	—	—	(1,240)
Cash dividends declared ($2.16 per common share):							
Class A common stock	—	—	—	—	(32)	—	(32)
Class B common stock	—	—	—	—	(2)	—	(2)
Preferred stock dividends declared							
Series A	—	—	—	—	(19)	—	(19)
Series B	—	—	—	—	(20)	—	(20)
Series C	—	—	—	—	(11)	—	(11)
Balance at December 31, 2022	$ 881	$ 14	$ 1	$ 4,109	$ 5,392	$ (735)	$ 9,662
Net income	—	—	—	—	11,466	—	11,466
Other comprehensive income, net of tax	—	—	—	—	—	244	244
Stock based compensation	—	—	—	(1)	—	—	(1)
Cash dividends declared ($3.89 per common share):							
Class A common stock	—	—	—	—	(53)	—	(53)
Class B common stock	—	—	—	—	(4)	—	(4)
Preferred stock dividends declared							
Series A	—	—	—	—	(18)	—	(18)
Series B	—	—	—	—	(30)	—	(30)
Series C	—	—	—	—	(11)	—	(11)
Balance at December 31, 2023	$ 881	$ 14	$ 1	$ 4,108	$ 16,742	$ (491)	$ 21,255
Net income	—	—	—	—	2,777	—	2,777
Other comprehensive income, net of tax	—	—	—	—	—	46	46
Stock based compensation	—	—	—	(12)	—	—	(12)
Repurchased 814,641 shares of Class A common stock	—	(1)	—	(1,679)	—	—	(1,680)
Cash dividends declared ($6.87 per common share):							
Class A common stock	—	—	—	—	(91)	—	(91)
Class B common stock	—	—	—	—	(6)	—	(6)
Preferred stock dividends declared:							
Series A	—	—	—	—	(19)	—	(19)
Series B	—	—	—	—	(31)	—	(31)
Series C	—	—	—	—	(11)	—	(11)
Balance at December 31, 2024	$ 881	$ 13	$ 1	$ 2,417	$ 19,361	$ (445)	$ 22,228

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

dollars in millions	Year Ended December 31,		
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 2,777	$ 11,466	$ 1,098
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for credit losses	431	1,375	645
Deferred tax expense (benefit)	6	(165)	206
Depreciation, amortization, and accretion, net	130	(57)	533
Stock based compensation expense	—	5	19
Realized (gain) loss on sale of investment securities, net	(6)	26	—
Fair value adjustment on marketable equity securities, net	(13)	11	3
(Gain) loss on sale of loans, net	(7)	2	(22)
Gain on sale of operating lease equipment, net	(30)	(20)	(15)
Loss on sale of premises and equipment, net	—	—	5
Gain on other real estate owned, net	(7)	(4)	(14)
Gain on acquisition	—	(9,808)	(431)
Loss (gain) on extinguishment of debt	2	—	(7)
Origination of loans held for sale	(1,078)	(740)	(499)
Proceeds from sale of loans held for sale	1,289	693	562
Impairment of premises and equipment and other assets	22	70	—
Net change in other assets	(495)	206	484
Net change in other liabilities	(34)	(379)	260
Other operating activities	1	(21)	(36)
Net cash provided by operating activities	2,988	2,660	2,791
CASH FLOWS FROM INVESTING ACTIVITIES			
Net decrease in interest-earning deposits at banks	12,245	5,416	6,965
Purchases of marketable equity securities	(6)	—	—
Proceeds from sales of investments in marketable equity securities	15	—	—
Purchases of investment securities available for sale	(22,490)	(12,839)	(1,985)
Proceeds from maturities of investment securities available for sale	7,445	2,084	1,237
Proceeds from sales of investment securities available for sale	1,493	495	2
Purchases of investment securities held to maturity	(792)	(213)	(755)
Proceeds from maturities of investment securities held to maturity	562	545	835
Net decrease (increase) in securities purchased under agreements to resell	315	(473)	—
Net (increase) decrease in loans	(7,484)	6,057	(5,344)
Proceeds from sales of loans	354	317	245
Net (decrease) increase in credit balances of factoring clients	(73)	94	(538)
Purchases of operating lease equipment	(1,106)	(1,023)	(771)
Proceeds from sales of operating lease equipment	250	243	95
Purchases of premises and equipment	(429)	(405)	(155)
Proceeds from sales of premises and equipment	—	—	13
Proceeds from sales of other real estate owned	19	19	48
Cash acquired, net of cash paid as consideration for acquisition	—	810	134
Proceeds from surrender of bank-owned life insurance policies	—	1,094	157
Other investing activities	(473)	208	(108)
Net cash (used in) provided by investing activities	(10,155)	2,429	75
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (decrease) increase in time deposits	(3,169)	5,634	568
Net increase (decrease) in demand and other interest-bearing deposits	12,630	(5,369)	(2,259)
Net (decrease) increase in securities sold under customer repurchase agreements	(118)	39	(153)
Repayment of short-term borrowings	—	(2,250)	(1,355)
Proceeds from issuance of short-term borrowings	—	500	3,105
Repayment of long-term borrowings	(450)	(13,120)	(5,099)
Proceeds from issuance of long-term borrowings	—	9,991	3,854
Repurchase of Class A common stock	(1,648)	—	(1,240)
Cash dividends paid	(158)	(117)	(83)
Other financing activities	(14)	(7)	(24)
Net cash provided by (used in) financing activities	7,073	(4,699)	(2,686)
Change in cash and due from banks	(94)	390	180
Cash and due from banks at beginning of period	908	518	338
Cash and due from banks at end of period	$ 814	$ 908	$ 518

dollars in millions		**Year Ended December 31,**				
		2024		**2023**		**2022**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION						
Cash paid during the period for:						
Interest	$	5,079	$	3,686	$	525
Income taxes		763		514		(551)
Significant non-cash investing and financing activities:						
Net settlement with FDIC for Purchase Money Note		80		—		—
Dividends declared but not paid		—		—		1
Transfer of assets from held for investment to held for sale		606		336		188
Commitments extended during the period on affordable housing investment credits		710		224		110
Issuance of common stock as consideration for CIT Merger		—		—		5,279
Stock based compensation as consideration for CIT Merger		—		—		81
Issuance of preferred stock as consideration for CIT Merger		—		—		541
Purchase Money Note as consideration for SVBB Acquisition		—		35,808		—

See accompanying Notes to the Consolidated Financial Statements.

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Nature of Operations

First Citizens BancShares, Inc. (the "Parent Company" and, when including all of its subsidiaries on a consolidated basis, "we," "us," "our," "BancShares") is a financial holding company organized under the laws of Delaware that conducts operations through its banking subsidiary, First-Citizens Bank & Trust Company ("FCB"), which is headquartered in Raleigh, North Carolina. BancShares and its subsidiaries operate a network of branches and offices, predominantly located in the Southeast, Mid-Atlantic, Midwest and Western United States. BancShares provides various types of commercial and consumer banking services, including lending, leasing, and wealth management services. Deposit services include checking, savings, money market, and time deposit accounts.

Business Combinations

BancShares accounts for business combinations using the acquisition method of accounting. Under this method, acquired assets and assumed liabilities are included with the acquirer's accounts at their estimated fair value as of the date of acquisition, with any excess of purchase price over the fair values of the net assets acquired and any finite-lived intangible assets established in connection with the business combination recognized as goodwill. To the extent the fair value of identifiable net assets acquired exceeds the purchase price, a gain on acquisition is recognized. Acquisition-related costs are recognized as period expenses as incurred.

On March 27, 2023 (the "SVBB Acquisition Date"), FCB acquired substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities of Silicon Valley Bridge Bank, N.A. ("SVBB") from the Federal Deposit Insurance Corporation (the "FDIC") pursuant to the terms of a purchase and assumption agreement (the "SVBB Purchase Agreement") by and among FCB, the FDIC, and the FDIC, as receiver of SVBB (the "SVBB Acquisition").

On January 3, 2022 (the "CIT Merger Date"), BancShares completed its merger (the "CIT Merger") with CIT Group Inc. ("CIT"), pursuant to an Agreement and Plan of Merger, dated as of October 15, 2020, as amended by Amendment No. 1, dated as of September 30, 2021 (as amended, the "CIT Merger Agreement").

Refer to Note 2—Business Combinations for additional information.

BASIS OF PRESENTATION

Principles of Consolidation and Basis of Presentation

The accounting and reporting policies of BancShares are in accordance with United States generally accepted accounting principles ("GAAP") and general practices within the banking industry.

The consolidated financial statements of BancShares include the accounts of BancShares and its subsidiaries, certain partnership interests and variable interest entities ("VIEs") where BancShares is the primary beneficiary, if applicable. All significant intercompany accounts and transactions are eliminated upon consolidation. Assets held in agency or fiduciary capacity are not included in the consolidated financial statements.

VIEs are legal entities that either do not have sufficient equity to finance their activities without the support from other parties or whose equity investors lack a controlling financial interest. BancShares has investments in certain partnerships and limited liability entities that have been evaluated and determined to be VIEs. Consolidation of a VIE is appropriate if a reporting entity holds a controlling financial interest in the VIE and is the primary beneficiary. BancShares is not the primary beneficiary and does not hold a controlling interest in the VIEs as we do not have the power to direct the activities that most significantly impact the VIEs' economic performance. As such, assets and liabilities of these entities are not consolidated into the financial statements of BancShares. The recorded investment in these entities is reported within other assets.

Refer to Note 9—Variable Interest Entities and Note 10—Other Assets for additional information.

Reclassifications

Financial Statements

In certain instances, amounts reported in the 2023 and 2022 consolidated financial statements have been reclassified to conform to the current financial statement presentation. Such reclassifications had no effect on previously reported stockholders' equity or net income.

2024 Changes to the Composition of Reportable Segments

As of December 31, 2023, our reportable segments included the General Bank, the Commercial Bank, Silicon Valley Bank ("SVB"), and Rail. All other financial information not included in the segments is reported in the Corporate section of the segment disclosures.

Effective January 1, 2024, we made the following changes to our segment reporting:
- the private banking and wealth management components of the SVB segment were integrated into the General Bank segment, which already included other wealth management activities;
- the SVB segment was renamed SVB Commercial as its customers primarily include commercial clients in key innovation markets, as well as private equity and venture capital clients; and
- the Direct Bank (a nationwide digital banking platform that delivers deposit products to consumers) previously allocated to the General Bank segment was transitioned to Corporate, which already included borrowings and brokered deposits.

Segment disclosures for 2023 and 2022 in Note 22—Segment Information conform with the above described changes to our reportable segments.

Refer to Note 22—Segment Information for additional information.

2024 Changes to Loan Classes

At December 31, 2023, our disclosures for loans and leases and the allowance for loan and lease losses ("ALLL") were aggregated into Commercial, Consumer, and SVB portfolios, each of which consisted of several loan classes. The SVB portfolio consisted of the following loan classes: global fund banking, investor dependent - early stage, investor dependent - growth stage, innovation commercial and industrial ("innovation C&I") and cash flow dependent, private bank, commercial real estate ("CRE"), and "other."

During the first quarter of 2024, the private bank, CRE, and "other" loan classes described below, which were reported in the SVB portfolio at December 31, 2023 in the 2023 Annual Report on Form 10-K, were recast to the applicable loan classes within the Commercial and Consumer portfolios.
- The private bank loan class included loans to clients who are primarily private equity or venture capital professionals and executives in the innovation companies, as well as high net worth clients. This loan class included mortgages, home equity lines of credit, restricted and private stock loans, personal capital call lines of credit, lines of credit against liquid assets, and other secured and unsecured lending products. In addition, this class included owner occupied commercial mortgages and real estate secured loans.
- The CRE loan class consisted generally of acquisition financing loans for commercial properties including office buildings, retail properties, apartment buildings and industrial/warehouse space.
- The "other" loan class included smaller acquired portfolios, such as commercial and industrial, premium wine, and other acquired portfolios.

Certain loans secured by other nonfarm, nonresidential properties, which were reported in the owner occupied commercial mortgage loan class at December 31, 2023, were recast to the non-owner occupied commercial mortgage loan class during the first quarter of 2024.

Loan and lease and ALLL disclosures for 2023 included in this Annual Report on Form 10-K were recast to reflect the changes in loan classes summarized above. Our loan classes as of December 31, 2024 are further described in the "Loans and Leases" discussion of this Note 1—Significant Accounting Policies and Basis of Presentation.

Refer to Note 4—Loans and Leases and Note 5—Allowance for Loan and Lease Losses for additional information.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions impact the amounts reported in the consolidated financial statements and accompanying notes and the disclosures provided, and actual results could differ from those estimates. The significant estimate related to the determination of the ALLL is considered a critical accounting estimate.

SIGNIFICANT ACCOUNTING POLICIES

Interest-Earning Deposits at Banks

Interest-earning deposits at banks are primarily comprised of interest-bearing deposits with the Federal Reserve Bank ("FRB") and other banks. Interest-earning deposits at banks have maturities of three months or less. The carrying value of interest-earning deposits at banks approximates its fair value due to its short-term nature.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are accounted for as collateralized financing transactions as the terms of such purchase agreements do not qualify for sale accounting and are therefore recorded at the amount of cash advanced. The securities purchased under agreements to resell were primarily collateralized by U.S. Treasury and U.S. agency mortgage-backed securities. Accrued interest receivables are recorded in other assets. Interest earned is recorded in interest income.

Investments

Debt Securities

BancShares classifies debt securities as held to maturity or available for sale. Debt securities are classified as held to maturity when BancShares has the intent and ability to hold the securities to maturity. Held to maturity securities are reported at amortized cost. Debt securities classified as available for sale are reported at estimated fair value, with unrealized gains and losses, net of income taxes, reported in Accumulated Other Comprehensive Income ("AOCI"). Amortization of premiums and accretion of discounts for debt securities are recorded in interest income. Realized gains and losses from the sale of debt securities are included in noninterest income. BancShares performs pre-purchase due diligence and evaluates the credit risk of available for sale and held to maturity debt securities purchased directly into BancShares' portfolio or via acquisition. If securities have evidence of more than insignificant credit deterioration since issuance, they are designated as purchased credit deteriorated ("PCD").

For available for sale debt securities, management performs a quarterly analysis of the investment portfolio to evaluate securities currently in an unrealized loss position for potential credit-related impairment. If BancShares intends to sell a security, or does not have the intent and ability to hold a security before recovering the amortized cost, the entirety of the unrealized loss is immediately recorded in earnings to the extent that it exceeds the associated allowance for credit losses previously established. For the remaining securities, an analysis is performed to determine if any portion of the unrealized loss recorded relates to credit impairment. If credit-related impairment exists, the amount is recorded through the allowance for credit losses and related provision. This review includes indicators such as changes in credit rating, delinquency, bankruptcy, or other significant events impacting the issuer.

Debt securities are also classified as past due when the payment of principal and interest based upon contractual terms is 30 days delinquent or greater. Management reviews all debt securities with delinquent interest and immediately charges off any accrued interest determined to be uncollectible.

Refer to Note 3—Investment Securities for additional information.

Equity Securities

Investments in equity securities having readily determinable fair values are stated at fair value. Realized and unrealized gains and losses on these securities are included in noninterest income. Dividends on marketable equity securities are included in interest on investment securities.

Nonmarketable equity securities that do not meet the criteria to be accounted for under the equity method and that do not have readily determinable fair values are measured at cost under the measurement alternative with adjustments for impairment and observable price changes if applicable. Dividends from these investments are included in noninterest income. Refer to Note 10—Other Assets for amounts of nonmarketable equity securities at December 31, 2024 and 2023.

BancShares evaluates its nonmarketable equity securities for impairment and recoverability of the recorded investment based on analysis of the facts and circumstances of each investment, including asset quality of the issuer, dividend payment history and recent redemption experience. Any impairment is recorded in noninterest income.

Other Securities

Membership in the Federal Home Loan Bank ("FHLB") network requires ownership of FHLB restricted stock. This stock is restricted as it may only be sold to the FHLB and all sales must be at par. Accordingly, the FHLB restricted stock is carried at cost, less any applicable impairment charges and is recorded within other assets. Additionally, BancShares holds shares of Visa Inc. ("Visa") Class B common stock. Refer to Note 3—Investment Securities and Note 10—Other Assets for additional information.

Affordable Housing Tax Credit and Unconsolidated Investments

Unconsolidated VIEs include limited partnership interests and joint ventures where BancShares' involvement is limited to an investor interest and BancShares does not have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance or obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Affordable Housing Tax Credit Investments

BancShares has investments in qualified affordable housing projects primarily for the purposes of fulfilling Community Reinvestment Act ("CRA") requirements and obtaining tax credits. These investments are accounted for using the proportional amortization method ("PAM") if certain conditions are met. Under PAM, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received, and the net investment performance is recognized in the income statement as a component of income tax expense. All of our investments in qualified affordable housing projects are accounted for under PAM.

Equity Method Investments

Under the equity method, we record our proportionate share of the profits or losses of the investment entity as an adjustment to the carrying value of the investment and as a component of other noninterest income. Dividends and distributions from these investments are recorded as reductions to the carrying value of the investments.

Affordable housing tax credit investments and equity method investments are evaluated for impairment, with any impairment recorded in noninterest income. The recorded impairment is the excess of the investment carrying value over the fair value.

Refer to Note 9—Variable Interest Entities and Note 10—Other Assets for additional information.

Assets Held for Sale

Assets held for sale ("AHFS") primarily consists of commercial loans carried at the lower of the cost or fair value ("LOCOM") and residential mortgage loans carried at fair value, as BancShares elected to apply the fair value option for mortgage loans originated with the intent to sell. AHFS also includes operating lease equipment held for sale, which is carried at LOCOM.

Loans and Leases

Originated loans for which management has the intent and ability to hold for the foreseeable future are classified as held for investment and carried at the principal amount outstanding net of any unearned income, charge-offs and unamortized fees and costs. Nonrefundable fees collected and certain direct costs incurred related to loan originations are deferred and recorded as an adjustment to loans outstanding. The net amount of the nonrefundable fees and costs is amortized to interest income over the contractual lives as an adjustment to yield using methods that approximate a constant yield, as applicable, or the straight-line method for revolving lines of credit.

BancShares extends credit to commercial customers through a variety of financing arrangements including term loans, revolving credit facilities, finance leases and operating leases. BancShares also extends credit through consumer loans, including residential mortgages and auto loans. Our loan classes as of December 31, 2024 are described below.

Commercial Loans and Leases

Commercial Construction – Commercial construction consists of loans to finance land for commercial development of real property and construction of multifamily apartments or other commercial properties. These loans are highly dependent on the supply and demand for CRE as well as the demand for newly constructed residential homes and lots acquired for development. Deterioration in demand could result in decreased collateral values, which could make repayments of outstanding loans difficult.

Owner Occupied Commercial Mortgage – Owner occupied commercial mortgage consists of loans to purchase or refinance owner occupied nonresidential properties. This includes office buildings, other commercial facilities, and farmland. Commercial mortgages secured by owner occupied properties are primarily dependent on the ability of borrowers to achieve business results consistent with those projected at loan origination. While these loans are collateralized by real property in an effort to mitigate risk, it is possible the liquidation of collateral will not fully satisfy the obligation.

Non-owner Occupied Commercial Mortgage – Non-owner occupied commercial mortgage consists of loans to purchase or refinance investment nonresidential properties. This includes office buildings and other facilities rented or leased to unrelated parties, as well as farmland and multifamily properties. The primary risk associated with income producing commercial mortgage loans is the ability of the income-producing property that collateralizes the loan to produce adequate cash flow to service the debt. While these loans are collateralized by real property in an effort to mitigate risk, it is possible the liquidation of collateral will not fully satisfy the obligation.

Commercial and Industrial – Commercial and industrial ("C&I") loans consist of loans or lines of credit to finance accounts receivable, inventory or other general business needs, and business credit cards. The primary risk associated with C&I loans is the ability of borrowers to achieve business results consistent with those projected at origination. Failure to achieve these projections presents risk that the borrower will be unable to service the debt consistent with the contractual terms of the loan.

We provide factoring, receivable management, and secured financing to businesses (our clients, who are generally manufacturers or importers of goods) that operate in several industries, including apparel, textile, furniture, home furnishings and consumer electronics. Factoring entails the assumption of credit risk with respect to trade accounts receivable arising from the sale of goods by our clients to their customers (generally retailers) that have been factored (i.e., sold or assigned to the factor). The most prevalent risk in factoring transactions is customer credit risk, which relates to the financial inability of a customer to pay undisputed factored trade accounts receivable. Factoring receivables are primarily included in the C&I loan class.

Leases – Leases consists of finance lease arrangements for technology and office equipment and large and small industrial, medical, and transportation equipment.

Consumer Loans
Residential Mortgage – Consumer mortgage consists of loans to purchase, construct, or refinance the borrower's primary dwelling, secondary residence or vacation home and are often secured by 1-4 family residential properties or undeveloped or partially developed land in anticipation of completing construction of a 1-4 family residential property. Significant and rapid declines in real estate values can result in borrowers having debt levels in excess of the current market value of the collateral. Delays in construction and development projects can cause cost overruns exceeding the borrower's financial ability to complete the project. Such cost overruns can result in foreclosure of partially completed and unmarketable collateral.

Revolving Mortgage – Revolving mortgage consists of home equity lines of credit and other lines of credit or loans secured by first or second liens on the borrower's primary residence. These loans are secured by both senior and junior liens on the residential real estate and are particularly susceptible to declining collateral values. This risk is elevated for loans secured by junior liens as a substantial decline in value could render the junior lien position effectively unsecured.

Consumer Auto – Consumer auto loans consist of installment loans to finance purchases of vehicles. These loans include direct auto loans originated in bank branches, as well as indirect auto loans originated through agreements with auto dealerships. The value of the underlying collateral within this class is at risk of potential rapid depreciation, which could result in unpaid balances in excess of the collateral, if any.

Consumer Other – Other consumer loans consist of loans to finance unsecured home improvements, student loans, and revolving lines of credit that can be secured or unsecured, including personal credit cards. The value of the underlying collateral within this class is at risk of potential rapid depreciation, which could result in unpaid balances in excess of the collateral.

SVB Loans
Global Fund Banking – Global fund banking is the largest class of SVB loans and consists of capital call lines of credit, the repayment of which is dependent on the payment of capital calls by the underlying limited partner investors in funds managed by certain private equity and venture capital firms.

Investor Dependent – The investor dependent class includes loans made primarily to technology, life science and healthcare companies. These borrowers typically have modest or negative cash flows and rarely have an established record of profitable operations. Repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture capital firms or other investors, or in some cases, a successful sale to a third-party or an initial public offering. The investor dependent loans are disaggregated into two classes:

- *Early Stage* – These include loans to pre-revenue, development-stage companies and companies that are in the early phases of commercialization, with revenues of up to $5 million.
- *Growth Stage* – These include loans to growth stage enterprises. Companies with revenues between $5 million and $15 million, or pre-revenue clinical-stage biotechnology companies, are considered to be mid-stage, and companies with revenues in excess of $15 million are considered to be later-stage.

Cash Flow Dependent and Innovation C&I – Cash flow dependent and innovation C&I loans are made primarily to technology, life science, and healthcare companies that are not investor dependent. Repayment of these loans is not dependent on additional equity financing, a successful sale or an initial public offering.

- *Cash Flow Dependent* – Cash flow dependent loans are typically used to assist a select group of private equity sponsors with the acquisition of businesses, are larger in size and repayment is generally dependent upon the cash flows of the combined entities. Acquired companies are typically established, later-stage businesses of scale, and characterized by reasonable levels of leverage with loan structures that include meaningful financial covenants. The sponsor's equity contribution is often 50 percent or more of the acquisition price.
- *Innovation C&I* – These include loans in innovation sectors such as technology, life science and healthcare industries. Innovation C&I loans are dependent on either the borrower's cash flows or balance sheet for repayment. Cash flow dependent loans require the borrower to maintain cash flow from operations that is sufficient to service all debt. Borrowers must demonstrate normalized cash flow in excess of all fixed charges associated with operating the business. Balance sheet dependent loans include asset-backed loans and are structured to require constant current asset coverage (e.g., cash, cash equivalents, accounts receivable and, to a much lesser extent, inventory) in an amount that exceeds the outstanding debt. The repayment of these arrangements is dependent on the financial condition, and payment ability, of third parties with whom our clients do business.

Acquired Loans and Leases
BancShares' accounting methods for acquired loans and leases depends on whether or not the loans reflect more than insignificant credit deterioration since origination at the date of acquisition.

Non-Purchased Credit Deteriorated Loans and Leases
Non-Purchased Credit Deteriorated ("Non-PCD") loans and leases do not reflect more than insignificant credit deterioration since origination at the date of acquisition. These loans are recorded at fair value and an increase to the ALLL is recorded with a corresponding increase to the provision for credit losses at the date of acquisition. The difference between fair value and the unpaid principal balance ("UPB") at the acquisition date is amortized or accreted to interest income over the contractual life of the loan using the effective interest method.

Purchased Credit Deteriorated Loans and Leases
Purchased loans and leases that reflect a more than insignificant credit deterioration since origination at the date of acquisition are classified as PCD loans and leases. PCD loans and leases are recorded at acquisition date amortized cost, which is the purchase price or fair value in a business combination, plus BancShares' initial ALLL, which results in a gross up of the loan balance (the "PCD Gross-Up"). The initial ALLL for PCD loans and leases (the "Initial PCD ALLL") is established through the PCD Gross-Up and there is no corresponding increase to the provision for credit losses. The difference between the UPB and the acquisition date amortized cost resulting from the PCD Gross-Up is amortized or accreted to interest income over the contractual life of the loan using the effective interest method. Refer to Note 5—Allowance for Loan and Lease Losses for additional information.

Past Due and Non-Accrual Loans and Leases
Loans and leases are classified as past due when the payment of principal and interest based upon contractual terms is 30 days or greater delinquent. Loans and leases are generally placed on nonaccrual when principal or interest becomes 90 days past due or when it is probable the principal or interest is not fully collectible. When loans are placed on nonaccrual, previously uncollected accrued interest is reversed from interest income and the ongoing accrual of interest is discontinued. All payments received thereafter are applied as a reduction of the outstanding balance until the account is collected, charged-off or returned to accrual status. Loans and leases are generally removed from nonaccrual status when they become current for a sustained period of time and there is no longer concern as to the collectability of principal and interest.

Loan Charge-Offs and Recoveries

Loan charge-offs are recorded after considering such factors as the borrower's financial condition, the value of underlying collateral, guarantees, and the status of collection activities. Loan balances considered uncollectible are charged-off against the ALLL and deducted from the carrying value of the related loans. Consumer loans are subject to mandatory charge-off at specified delinquency dates in accordance with regulatory guidelines. The value of the underlying collateral for consumer loans is considered when determining the charge-off amount if repossession is reasonably assured and in process. Refer to Note 4—Loans and Leases for additional information. Realized recoveries of amounts previously charged-off are credited to the ALLL.

Allowance for Loan and Lease Losses

The ALLL represents management's best estimate of credit losses expected over the life of the loan or lease, adjusted for expected contractual payments and the impact of prepayment expectations. Estimates for loan and lease losses are determined by analyzing quantitative and qualitative components present as of the evaluation date using the current expected credit loss ("CECL") methodology in accordance with the Financial Accounting Standards Board's ("FASB") *Accounting Standard Codification ("ASC") 326 Financial Instruments - Credit Losses*. Adjustments to the ALLL are recorded with a corresponding entry to the provision or benefit for credit losses.

The ALLL is calculated based on a variety of considerations, including, but not limited to actual net loss history of the various loan and lease pools, delinquency trends, changes in forecasted economic conditions, loan growth, estimated loan life, and changes in portfolio credit quality. Loans and leases are segregated into pools with similar risk characteristics and each have a model that is utilized to estimate the ALLL. These ALLL models estimate the probability of obligor default ("PD") and loss given default ("LGD") for individual loans and leases within each risk pool based on historical loss experience, borrower characteristics, collateral type, forecasts of future economic conditions, expected future recoveries and other factors. The loan and lease level undiscounted ALLL is calculated by applying the modeled PD and LGD to monthly forecasted loan and lease balances which are adjusted for contractual payments, prior defaults, and prepayments. Prepayment assumptions were developed through a review of BancShares' historical prepayment activity and considered forecasts of future economic conditions. Forecasted LGDs are adjusted for expected recoveries.

Model outputs may be adjusted through a qualitative assessment to reflect trends that may not be adequately reflected within the models, which could include economic conditions, uncertainty in macroeconomic forecasts, credit quality, risk to specific industry concentrations, and any significant policy and underwriting changes. These qualitative adjustments are also used to accommodate for the imprecision of certain assumptions and uncertainties inherent in the model calculations.

The ALLL models utilize economic variables, including unemployment, gross domestic product, home price index, CRE index, corporate profits, and credit spreads. These economic variables are based on macroeconomic scenario forecasts with a forecast horizon that covers the lives of the loan portfolios. Due to the inherent uncertainty in the macroeconomic forecasts, BancShares utilizes baseline, upside, and downside macroeconomic scenarios and weights the scenarios based on review of variable forecasts for each scenario and comparison to expectations.

When loans do not share risk characteristics similar to others in the pool, the ALLL is evaluated on an individual basis. Given that BancShares' CECL models are loan level models, the number of loans individually evaluated is not significant and consists primarily of loans greater than $500 thousand. A specific ALLL is established (or charge-off recorded) for the shortfall, if any, between the present value of future cash flows (or fair value of the collateral, less estimated costs to sell) and the amortized cost of the loan.

Risk pools for estimating the ALLL, along with loans evaluated on an individual basis, are aggregated into commercial, consumer and SVB loan portfolios for reporting purposes in Note 5—Allowance for Loan and Lease Losses.

Accrued Interest Receivable

BancShares' accounting policies and credit monitoring provide that uncollectible accrued interest is reversed or written off against interest income in a timely manner. Therefore, BancShares elected to not measure an ALLL for accrued interest receivable. Accrued interest receivable is recorded in other assets and is excluded from the amortized cost basis of loans, investment securities available for sale, and investment securities held to maturity.

Unfunded Commitments

A reserve for off-balance sheet exposures is established for unfunded commitments such as unfunded balances for existing lines of credit, deferred purchase agreements ("DPAs"), commitments to extend future credit, as well as both standby and commercial letters of credit, when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable (i.e. commitment cannot be canceled at any time). These unfunded commitments are assessed to determine both the probability of funding as well as the expectation of future losses. BancShares estimates the expected funding amounts and applies its PD and LGD models to those expected funding amounts to estimate the reserve for off-balance sheet exposures. We do not recognize an ALLL for commitments that are unconditionally cancellable at our discretion.

Refer to Note 5—Allowance for Loan and Lease Losses for the provision for off-balance sheet credit exposure and Note 14—Other Liabilities for ending balances for the reserve for off-balance sheet credit exposure.

Leases

Lessor Arrangements

Operating lease equipment is carried at cost less accumulated depreciation. Operating lease equipment is depreciated to its estimated residual value using the straight-line method over the lease term or estimated useful life of the asset. Rail equipment has estimated useful lives of 40-50 years and the useful lives of other equipment are generally 3-10 years.

When AHFS accounting criteria are met for operating lease equipment, the equipment is marked to LOCOM and classified as AHFS and depreciation is no longer recognized. Equipment received at the end of the lease that will be sold is marked to LOCOM, with the adjustment recorded in other noninterest income. Initial direct costs are amortized over the lease term.

Sales-type and direct financing leases are carried at the aggregate of lease payments receivable and estimated residual value of the leased property, if applicable, less unearned income. Interest income is recognized over the term of the leases to achieve a constant periodic rate of return on the outstanding investment. Our finance lease activity primarily relates to leasing of new equipment with the equipment purchase price equal to fair value and therefore there is no selling profit or loss at lease commencement.

Lease components are separated from non-lease components that transfer a good or service to the customer, and the non-lease components in our lease contracts are accounted for in accordance with ASC 310 *Receivables*. BancShares utilizes the operating lease practical expedient for its Rail portfolio leases to not separate non-lease components of railcar maintenance services from associated lease components, and as a result rental income includes the maintenance non-lease component. This practical expedient is available when both of the following are met: (i) the timing and pattern of transfer of the non-lease components and associated lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

We manage and evaluate residual risk by performing periodic reviews of estimated residual values and monitoring levels of residual realizations. A change in estimated operating lease residual values would result in a change in future depreciation expense. A change in estimated finance lease residual values during the lease term impacts the ALLL as the lessor considers both the lease receivable and the unguaranteed residual asset when determining the finance lease ALLL.

Impairment of Operating Lease Equipment

A review for impairment of our operating lease equipment is performed at least annually or when events or changes in circumstances indicate that the carrying amount of these long-lived assets may not be recoverable. Impairment of long-lived assets is determined by comparing the carrying amount to future undiscounted net cash flows expected to be generated. If a long-lived asset is impaired, the impairment is the amount by which the carrying amount exceeds the fair value of the long-lived asset. Depreciation expense is adjusted when the projected fair value is below the projected book value at the end of the depreciable life.

Lessee Arrangements

BancShares leases certain branch locations, administrative offices, and equipment. Operating lease right of use ("ROU") assets are included in other assets and the associated lease obligations are included in other liabilities. Finance leases are included in premises and equipment and other borrowings. Refer to Note 12—Borrowings for additional information. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets; BancShares instead recognizes lease expense for these leases on a straight-line basis over the lease term.

ROU assets represent BancShares' right to use an underlying asset for the lease term and lease liabilities represent BancShares' corresponding obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets also include initial direct costs and pre-paid lease payments made less any lease incentives received. As most of BancShares' leases do not provide an implicit rate, BancShares uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is determined using secured rates for new FHLB advances under similar terms as the lease at inception.

Most leases include one or more options to renew. The exercise of lease renewal options is at BancShares' sole discretion. When it is reasonably certain BancShares will exercise its option to renew or extend the lease term, the option is included in calculating the value of the ROU asset and lease liability. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Goodwill and Other Intangible Assets
Goodwill is defined above in the "Business Combinations" section. BancShares' evaluates goodwill for impairment annually as of July 31, or more frequently if events occur or circumstances change that may trigger a decline in the value of the reporting unit or otherwise indicate that a potential impairment exists.

BancShares applied the acquisition method of accounting for the SVBB Acquisition and CIT Merger and the fair values of the net assets acquired and core deposit intangibles exceeded the purchase price for each transaction. Consequently, there was a gain on acquisition (and no goodwill) related to the SVBB Acquisition and the CIT Merger.

Other finite-lived intangible assets, such as core deposit intangibles, are initially recorded at fair value and are amortized over their average estimated useful lives. Intangible assets are evaluated for impairment when events or changes in circumstances indicate a potential impairment exists.

Refer to further discussion in Note 2—Business Combinations and Note 8—Goodwill and Core Deposit Intangibles.

Other Real Estate Owned
Other Real Estate Owned ("OREO") includes foreclosed real estate property and closed branch properties. Foreclosed real estate property in OREO is initially recorded at the asset's estimated fair value less costs to sell. Any excess in the recorded investment in the loan over the estimated fair value less costs to sell is charged-off against the ALLL at the time of foreclosure. If the estimated value of the OREO exceeds the recorded investment of the loan, the difference is recorded as a gain within other income.

OREO is subsequently carried at LOCOM less estimated selling costs and is evaluated at least annually. The periodic evaluations are generally based on the appraised value of the property and may include additional adjustments based upon management's review of the valuation estimate and specific knowledge of the property. Routine maintenance costs, income and expenses related to the operation of the foreclosed asset, subsequent declines in market value and net gains or losses on disposal are included in collection and foreclosure-related expense.

Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation expense is generally computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and finance lease ROU assets are amortized on a straight-line basis over the lesser of the lease terms or the estimated useful lives of the assets. BancShares reviews premises and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and when an impairment loss is recognized the adjusted carrying amount will be its new cost basis to depreciate over the remaining useful life of the asset.

Derivative Assets and Liabilities
BancShares manages economic risk and exposure to interest rate and foreign currency risk through derivative transactions in over-the-counter markets with other financial institutions. BancShares also offers derivative products to its customers in order for them to manage their interest rate and currency risks. BancShares does not enter into derivative financial instruments for speculative purposes.

Derivatives utilized by BancShares may include swaps, forward settlement contracts, options contracts, and risk participations. A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. Forward settlement contracts are agreements to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined future date, and rate or price. An option contract is an agreement that gives the buyer the right, but not the obligation, to buy or sell an underlying asset from or to another party at a predetermined price or rate over a specific period of time. A risk participation is a financial guarantee, in exchange for a fee, that gives the buyer the right to be made whole in the event of a predefined default event.

At inception, BancShares documents all relationships between hedging instruments and hedged items, including effectiveness as well as the risk management objectives and strategies for undertaking various hedges. Upon executing a derivative contract, BancShares designates the derivative as either a qualifying hedge or nonqualifying hedge (defined below). The designation may change based upon management's reassessment of circumstances. BancShares assesses hedge effectiveness at inception and on an ongoing basis.

In order to manage its interest rate exposure, BancShares enters into fair value hedges of certain fixed rate debt and deposits. BancShares recognizes the changes in the fair values of the hedging instrument and hedged item in interest expense for borrowings and deposits in the Consolidated Statements of Income.

BancShares also utilizes floating-rate loan portfolio cash flow hedges. The changes in fair value of the hedging instrument in a cash flow hedge are reported in AOCI and subsequently reclassified to earnings during the periods in which the hedged cash flows affect earnings. The recognized gains and losses on loan portfolio cash flow hedges are reported in "interest and fees on loans" on the Consolidated Statements of Income when reclassified from AOCI to earnings.

If an accounting hedge ("qualifying hedge") subsequently ceases to qualify as an effective hedge or the forecasted cash flows are no longer probable of occurring in a cash flow hedge within the specified period, hedge accounting will be discontinued. Any amounts in AOCI related to a discontinued cash flow hedge will be reclassified to earnings over the same periods in which the hedged cash flows affect earnings. However, if it becomes probable that the forecasted cash flows will not occur within the specified period, any related amounts in AOCI will be reclassified to earnings immediately.

Derivatives not designated as hedging instruments ("nonqualifying hedges") are presented in the Consolidated Balance Sheets in other assets or other liabilities, with resulting gains or losses and periodic interest settlements and other changes in fair value reported in other noninterest income.

BancShares provides interest rate derivative contracts to support the business requirements of its customers. The derivative contracts include interest rate swap agreements and interest rate cap and floor agreements wherein BancShares acts as a seller of these derivative contracts to its customers. The carrying amount of these customer derivatives is net of the credit valuation allowance for counterparty credit risk. To mitigate the market risk associated with these customer derivatives, BancShares enters into back-to-back positions with other financial institutions.

BancShares has both bought and sold credit protection in the form of participations in interest rate swaps (risk participations). These risk participations were entered into in the ordinary course of business to facilitate customer credit needs. Swap participations where BancShares has sold credit protection have maturities ranging between 2025 and 2048 and may require BancShares to make payment to the counterparty if the customer fails to make payment on any amounts due to the counterparty upon early termination of the swap transaction.

BancShares uses foreign currency forward contracts, interest rate swaps, and options to hedge interest rate and foreign currency risks arising from its asset and liability mix. These are treated as economic hedges, which are nonqualifying hedges.

All derivative instruments are recorded at their respective fair value. BancShares reports all derivatives on a gross basis in the Consolidated Balance Sheets and does not offset derivative assets and liabilities and cash collateral under master netting agreements except for swap contracts cleared by the Chicago Mercantile Exchange and LCH Clearnet. These swap contracts are accounted as "settled-to-market" and cash variation margin paid or received is characterized as settlement of the derivative exposure. Variation margin balances are offset against the corresponding derivative asset and liability balances on the balance sheet.

Fair value is based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation. Valuations of derivative assets and liabilities reflect the value of the instrument including BancShares' and the counterparty's credit risk.

BancShares is exposed to credit risk to the extent that the counterparty fails to perform under the terms of a derivative agreement. Losses related to credit risk would be reflected in other noninterest income. BancShares manages this credit risk by requiring that all derivative transactions entered into as hedges be conducted with counterparties rated investment grade at the initial transaction by nationally recognized rating agencies, and by setting limits on the exposure with any individual counterparty. In addition, pursuant to the terms of the Credit Support Annexes between BancShares and its counterparties, BancShares may be required to post collateral or may be entitled to receive collateral in the form of cash or highly liquid securities depending on the valuation of the derivative instruments as measured on a daily basis. Refer to Note 13—Derivative Financial Instruments for additional information.

Foreign Exchange Contracts
FCB has foreign exchange forwards and swaps contracts with clients involved in foreign activities, either as the purchaser or seller, depending upon the clients' needs. These are structured as back-to-back contracts to mitigate the risk of fluctuations in currency rates. The foreign exchange forward contracts are with correspondent banks to economically reduce our foreign exchange exposure related to certain foreign currency denominated instruments.

Equity Warrant Assets
In connection with negotiating credit facilities and certain other services, FCB may obtain rights that include an option to purchase a position in a client company's stock in the form of an equity warrant. The equity warrant assets are primarily in private, venture-backed companies in the technology, life science and healthcare industries and are generally categorized as Level 3 on the fair value hierarchy due to lack of direct observable pricing and a general lack of liquidity due to the private nature of the associated underlying company.

Mortgage Servicing Rights
Mortgage servicing rights ("MSRs") represent the right to provide servicing under various loan servicing contracts when servicing is retained in connection with a loan sale or acquired in a business combination. MSRs are initially recorded at fair value and subsequently carried at LOCOM. MSRs are amortized in proportion to, and over the period of, the future net servicing income of the underlying loan. At each reporting period, MSRs are evaluated for impairment based upon the fair value of the rights as compared to the carrying value. Therefore, MSRs are carried at fair value only when fair value is less than the amortized cost.

Securities Sold Under Customer Repurchase Agreements
BancShares enters into sales of securities under agreements to repurchase which are treated as financings, with the obligation to repurchase securities sold reflected as short-term borrowings. Refer to Note 12—Borrowings for additional information.

Fair Values

Fair Value Hierarchy
BancShares measures the fair value of its financial assets and liabilities in accordance with ASC 820 *Fair Value Measurement*, which defines fair value, establishes a consistent framework for measuring fair value, and requires disclosures about fair value measurements. BancShares categorizes its financial instruments based on the significance of inputs to the valuation techniques according to the following three-tier fair value hierarchy:
- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities include equity securities that are traded in an active exchange market.
- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include certain commercial loans, debt and equity securities with quoted prices that are traded less frequently than exchange-traded instruments or using a third-party pricing service, borrowings, time deposits, deposits with no stated maturity, securities sold under customer repurchase agreements and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments such as collateral dependent commercial and consumer loans, as well as loans held for sale, certain available for sale corporate securities and derivative contracts, such as equity warrants, whose values are determined using valuation models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Refer to Note 15—Fair Value for additional information.

Per Share Data

Earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of Class A common stock, par value $1 ("Class A common stock"), and Class B common stock, par value $1 ("Class B common stock"), outstanding during each period. Diluted earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding increased by the weighted-average potential impact of dilutive shares. BancShares' potential dilutive instruments include unvested restricted stock units ("RSUs"). The dilutive effect is computed using the treasury stock method, which assumes the conversion of these instruments. However, in periods when there is a net loss, these shares would not be included in the diluted earnings per common share computation as the result would have an anti-dilutive effect. Refer to Note 19—Earnings Per Common Share for additional information.

Income Taxes

Income taxes are accounted for using the asset and liability approach as prescribed in ASC 740, *Income Taxes*. Under this method, a deferred tax asset ("DTA") or deferred tax liability ("DTL") is determined based on the currently enacted tax rates applicable to the period in which the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in BancShares' income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period which includes the enactment date. BancShares has adopted the portfolio approach for purposes of releasing residual tax effects within AOCI.

BancShares has unrecognized tax benefits ("UTBs") related to the uncertain portion of tax positions BancShares has taken or expects to take. The potential impact of current events on the estimates used to establish income tax expenses and income tax liabilities is continually monitored and evaluated. Income tax positions based on current tax law, positions taken by various tax auditors within the jurisdictions where income tax returns are filed, as well as potential or pending audits or assessments by such tax auditors are evaluated on a periodic basis. BancShares files a consolidated federal income tax return and various combined and separate company state tax returns.

As a result of the Inflation Reduction Act of 2022, effective for years beginning after December 31, 2022, BancShares is subject to a Corporate Alternative Minimum Tax ("CAMT"). BancShares treats CAMT that may be applicable to tax years beginning after December 31, 2022 as a period cost.

Refer to Note 20—Income Taxes for additional disclosures.

Bank-Owned Life Insurance

Banks can purchase life insurance ("BOLI") policies on the lives of certain officers and employees and are the owner and beneficiary of the policies. These policies, known as BOLI, offset the cost of providing employee benefits. BancShares records BOLI at each policy's respective cash surrender value ("CSV"), with changes in the CSV recorded as noninterest income in the Consolidated Statements of Income.

Defined Benefit Pension Plans and Other Postretirement Benefits

BancShares has both funded and unfunded noncontributory defined benefit pension and postretirement plans covering certain employees. The calculation of the obligations and related expenses under the plans require the use of actuarial valuation methods and assumptions. Actuarial assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used. All assumptions are reviewed annually for appropriateness. The discount rate assumption used to measure the plan obligations is based on a yield curve developed from high-quality corporate bonds across a full maturity spectrum. The projected cash flows of the pension plans are discounted based on this yield curve, and a single discount rate is calculated to achieve the same present value. The assumed rate of future compensation increases is based on actual experience and future salary expectations. BancShares also estimates a long-term rate of return on pension plan assets used to estimate the future value of plan assets. In developing the long-term rate of return, BancShares considers such factors as the actual return earned on plan assets, historical returns on the various asset classes in the plans and projections of future returns on various asset classes. The postretirement plans acquired in the CIT Merger were terminated during 2022. Refer to Note 21—Employee Benefit Plans for disclosures related to the plans.

Stock-Based Compensation

All previously issued stock-based compensation awards vested during 2024 and there are no unvested RSUs as of December 31, 2024. The fair value of the RSUs issued in the CIT Merger was determined based on the closing share price of the Parent Company's Class A common stock on the CIT Merger Date. The fair value of the RSUs was (i) included in the purchase price consideration for the portion related to employee services provided prior to completion of the CIT Merger and (ii) recognized in expenses for the portion related to employee services to be provided after completion of the CIT Merger.

Expenses related to stock-based compensation were included in acquisition-related expenses in the Consolidated Statements of Income. Stock-based compensation is briefly discussed further in Note 2—Business Combinations and Note 21—Employee Benefit Plans.

Common Stock Repurchases
Repurchased common stock is immediately retired upon repurchase, resulting in a reduction to common stock at par value. The excess cost of repurchased common stock over the par amount is recorded as a reduction to additional paid in capital. Direct costs, including excise taxes, are included in the cost of the repurchased shares.

Revenue Recognition
Interest income on held for investment loans is recognized using the effective interest method or on a basis approximating a level rate of return over the life of the asset. Interest income includes components of accretion of the fair value discount on loans and lease receivables recorded in connection with purchase accounting adjustments, which are accreted using the effective interest method as a yield adjustment over the remaining contractual term of the loan and recorded in interest income. If the loan is subsequently classified as held for sale, accretion (amortization) of the discount (premium) will cease. Interest income on loans held for investment and held for sale is included in interest and fees on loans in the Consolidated Statements of Income.

Interest on investment securities and interest on interest-earning deposits at banks is recognized in interest income on an accrual basis. Amortization of premiums and accretion of discounts for investment securities are included in interest on investment securities. Dividends received from marketable equity securities are recognized within interest on investment securities.

BancShares generally acts in a principal capacity, on its own behalf, in its contracts with customers. In these transactions, BancShares recognizes revenues and the related costs to generate those revenues on a gross basis. In certain, circumstances, BancShares acts in an agent capacity, on behalf of the customers with other entities, and recognizes revenues and the related costs to provide BancShares' services on a net basis. BancShares acts as an agent when providing certain cardholder and merchant, insurance, investment management, and brokerage services.

Descriptions of our noninterest revenue-generating activities are summarized below:

Rental income on operating lease equipment – Rental income is recognized on a straight-line basis over the lease term for lease contract fixed payments and is included in noninterest income. Rental income also includes variable lease income which is recognized as earned. The accrual of rental income on operating leases is suspended when the collection of substantially all rental payments is no longer probable and rental income for such leases is recognized when cash payments are received. In the period we conclude that collection of rental payments is no longer probable, accrued but uncollected rental revenue is reversed against rental income.

Lending-related fees – These include, but are not limited to, fees on lines and letters of credit, capital market-related fees and commercial loan service fees. The performance obligation is fulfilled and revenue is recognized at the point in time the requested service is provided to the customer.

Deposit fees and service charges – These deposit account-related fees and service charges include monthly account maintenance and transaction-based service fees, such as overdraft fees, stop payment fees and charges for issuing cashier's checks and money orders. Other fees include, but are not limited to, internet banking fees, wire transfer fees, and safe deposit fees. For account maintenance services, revenue is recognized at the end of the statement period when BancShares' performance obligation has been satisfied. Other revenues from transaction-based services are recognized at a point in time when the performance obligation has been completed.

Client investment fees – These are earned from discretionary investment management and related transaction-based services. For discretionary investment management services, revenue is recognized monthly based on the clients' assets under management. Transaction-based fees are earned when transactions are executed. Amounts paid to third-party providers are not reflected in the transaction price because FCB is an agent for such services.

Wealth management services – These primarily represent sales commissions on various product offerings, transaction fees and trust and asset management fees. The performance obligation for wealth management services is the provision of services to place annuity products issued by the counterparty to investors and the provision of services to manage the client's assets, including brokerage custodial and other management services. Revenue from wealth management services is recognized over the period in which services are performed, and is based on a percentage of the value of the assets under management/administration.

International fees – These primarily include foreign exchange fees. Foreign exchange fees represent the difference between foreign currency's purchase and sale price in spot contracts. These fees are recognized when contracts are executed with our clients. Fees related to other foreign exchange contracts are recognized outside the scope of ASC 606, *Revenue from Contracts with Customers*, because they are considered derivatives.

Factoring commissions – These are earned in the Commercial Bank segment and generally correlate with factoring volumes, principally in the retail sectors. Factoring commissions are charged as a percentage of the invoice amount of the receivables assigned to BancShares. The volume of factoring activity and the commission rates charged impact factoring commission income earned. Factoring commissions are deferred and recognized as income over time based on the underlying terms of the assigned receivables. Refer to Commercial Loans and Leases section for additional commentary on factoring.

Cardholder and Merchant Services – These represent interchange fees from customer debit and credit card transactions earned when a cardholder engages in a transaction with a merchant as well as fees charged to merchants for providing them the ability to accept and process the debit and credit card transaction. Revenue is recognized when the performance obligation has been satisfied, which is upon completion of the card transaction. As BancShares is acting as an agent for the customer and transaction processor, costs associated with cardholder and merchant services transactions are netted against the fee income.

Insurance commissions – These include revenue from insurance on equipment leased to customers, which is recognized over the policy period. We also earn commissions on the issuance of insurance products and services. The commission performance obligation is generally satisfied upon the issuance of the insurance policy and revenue is recognized when the commission payment is remitted by the insurance carrier or policy holder depending on whether the billing is performed by BancShares or the carrier.

Realized gain (loss) on sale of investment securities, net – This reflects the net gain or loss realized from sales based on the difference between sales price and amortized cost.

Fair value adjustments on marketable equity securities, net – This reflects changes in market prices of underlying portfolio investments.

Gain on sale of leasing equipment, net – These are recognized upon completion of sale (sale closing) and transfer of title. The gain is determined based on sales price less book carrying value (net of accumulated depreciation).

Other noninterest income – This consists of several forms of recurring revenue, such as FHLB dividends and BOLI income. For the remaining transactions, revenue is recognized when, or as, the performance obligation is satisfied. Other items include derivative gains and losses, gain on sales of other assets including OREO, fixed assets and loans, and non-marketable securities.

Newly Adopted Accounting Standards
As of January 1, 2024, BancShares adopted the following Accounting Standards Updates ("ASUs") issued by FASB:

ASU No. 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, Issued November 2023

This ASU requires disclosure of the title and position of the chief operating decision maker ("CODM") and the significant segment expenses that are regularly provided to the CODM. Our CODM is the Chief Executive Officer. We qualitatively and quantitatively assessed the segment expense items that are regularly provided to the CODM and identified significant segment expenses.

Net income is the primary measure of segment profit or loss and is determined in accordance with the measurement principles most consistent with GAAP, which is required for BancShares' Consolidated Statements of Income. The CODM periodically reviews comparisons to forecasts and recent prior periods for segment net income to evaluate segment financial performance and determine where to deploy capital, liquidity, and human resources and develop strategies for loan and deposit volumes, fee-based products and services, and expense management.

Refer to Note 22—Segment Information for the segment reporting tables, which include significant segment expenses and the measure of segment profit or loss the CODM uses to assess the financial performance and decide how to allocate resources to each segment, as well as a qualitative description of the components of all other noninterest expense.

ASU 2023-02 – Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method, Issued March 2023

The amendments in this ASU allow entities to elect to account for qualifying tax equity investments using PAM, regardless of the program giving rise to the related income tax credits. PAM accounting had been available only for qualifying investments in qualified affordable housing projects. This ASU also requires disclosure of the nature of the investor's tax equity investments and the effect of income tax credits and other income tax benefits from tax equity investments on the investor's balance sheet and income statement. These required disclosures are included in Note 9—Variable Interest Entities. Adoption of this ASU did not have a material impact on our consolidated financial statements or disclosures.

ASU 2022-03 – Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, Issued June 2022

The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. This ASU also requires specific disclosures for equity securities subject to contractual sale restrictions. Adoption of this ASU did not have a material impact on our consolidated financial statements or disclosures.

NOTE 2 — BUSINESS COMBINATIONS

Silicon Valley Bridge Bank Acquisition
FCB completed the SVBB Acquisition on the SVBB Acquisition Date and acquired substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities of SVBB in an FDIC-assisted transaction.

BancShares determined that the SVBB Acquisition constitutes a business combination as defined by ASC Topic 805, *Business Combinations*. Accordingly, the assets acquired and liabilities assumed are presented at their estimated fair values based on valuations as of March 27, 2023. The determination of estimated fair values required management to make certain estimates about discount rates, future expected cash flows, market conditions at the time of the SVBB Acquisition and other future events that are highly subjective in nature.

Management has finalized its fair value estimates for the acquired assets and assumed liabilities. The final fair value estimates included adjustments for information relating to events or circumstances existing at the SVBB Acquisition Date that impacted the preliminary fair value estimates within the allowable one-year period following the SVBB Acquisition Date ("Measurement Period Adjustments"). BancShares recorded Measurement Period Adjustments during 2023 and none during the year ended December 31, 2024.

Pursuant to the terms of the SVBB Purchase Agreement, FCB acquired assets with a total fair value of approximately $107.54 billion as of the SVBB Acquisition Date, primarily including $68.47 billion of loans, net of the initial ALLL for PCD loans, and $35.31 billion of cash and interest-earning deposits at banks. FCB also assumed liabilities with a total fair value of approximately $61.42 billion, primarily including $56.01 billion of customer deposits. The deposits were acquired without a premium and the assets were acquired at a discount of approximately $16.45 billion pursuant to the terms of the SVBB Purchase Agreement. Further details regarding the fair values of the acquired assets and assumed liabilities are provided in the "Fair Value Purchase Price Allocation" table below.

In connection with the SVBB Purchase Agreement, FCB also entered into a commercial shared loss agreement with the FDIC (the "Shared-Loss Agreement"). The Shared-Loss Agreement covered an estimated $60 billion of commercial loans (collectively, the "Covered Assets") at the time of acquisition. The FDIC will reimburse FCB for 0% of losses of up to $5 billion with respect to Covered Assets and 50% of losses in excess of $5 billion with respect to Covered Assets ("FDIC Loss Sharing") and FCB will reimburse the FDIC for 50% of recoveries related to such Covered Assets ("FCB reimbursement"). The Shared-Loss Agreement provides for FDIC Loss Sharing for five years and FCB reimbursement for eight years. The Shared-Loss Agreement extends to loans funded within one year of the SVBB Acquisition Date that were unfunded commitments to loans at the SVBB Acquisition Date. If certain conditions are met pursuant to the Shared-Loss Agreement, FCB has agreed to pay to the FDIC, 45 days after March 31, 2031 (or, if earlier, the time of disposition of all acquired assets pursuant to the Shared-Loss Agreement), a true-up amount up to $1.5 billion calculated using a formula set forth in the Shared-Loss Agreement. As noted below, estimates indicated there is no material value to attribute to the loss indemnification asset or true-up liability.

In connection with the SVBB Acquisition, FCB issued a five-year $35 billion note payable to the FDIC (the "Original Purchase Money Note"), and entered into binding terms and conditions for an up to $70 billion line of credit provided by the FDIC for related risks and liquidity purposes (the "Initial Liquidity Commitment"). At such time, FCB and the FDIC agreed to negotiate additional terms and documents augmenting and superseding the Original Purchase Money Note and Initial Liquidity Commitment, and on November 20, 2023, FCB and the FDIC entered into new financing agreements for those purposes. On November 20, 2023, the Original Purchase Money Note was amended and restated, dated as of March 27, 2023 and maturing March 27, 2028 (the "Purchase Money Note"), adjusting the principal amount to approximately $36.07 billion. FCB and the FDIC, as lender and as collateral agent, also entered into an Advance Facility Agreement, dated as of March 27, 2023, and effective as of November 20, 2023 (the "Advance Facility Agreement"), providing total advances available through March 27, 2025 of up to $70 billion (subject to the limits described below) solely to provide liquidity to offset deposit withdrawal or runoff of former SVBB deposit accounts and to fund the unfunded commercial lending commitments acquired in the SVBB Acquisition. Borrowings outstanding under the Advance Facility Agreement are limited to an amount equal to the value of loans and other collateral obtained from SVBB plus the value of any other unencumbered collateral agreed by the parties to serve as additional collateral, reduced by the amount of principal and accrued interest outstanding under the Purchase Money Note and the accrued interest on the Advance Facility Agreement. Interest on any outstanding principal amount accrues at a variable rate equal to the three-month weighted average of the Daily Simple Secured Overnight Financing Rate ("SOFR") plus 25 basis points (but in no event less than 0.00%). Obligations of FCB under the Advance Facility Agreement are subordinated to its obligations under the Purchase Money Note. Refer to the "Pledged Assets" section in Note 4—Loans and Leases for additional information.

Purchase Price Consideration for the SVBB Acquisition

As consideration for the SVBB Acquisition, FCB issued the Purchase Money Note with a principal amount of $36.07 billion (fair value of $35.81 billion). FCB pledged specified assets as collateral security for the Purchase Money Note and the Advance Facility Agreement, including loans purchased from the FDIC as receiver to SVBB, the related loan documents and collections, accounts established for collections and disbursements, any items credited thereto, such additional collateral (if any) as the parties may agree to in the future, and proceeds thereof. The interest rate on the Purchase Money Note accrues at a rate of 3.50% per annum. There are no scheduled principal payments under the Purchase Money Note. FCB may voluntarily prepay principal under the Purchase Money Note without premium or penalty, twice per month. The principal amount of the Purchase Money Note is based on the carrying value of net assets acquired less the asset discount of $16.45 billion pursuant to the terms of the SVBB Purchase Agreement.

In addition, as part of the consideration for the SVBB Acquisition, BancShares issued a Cash Settled Value Appreciation Instrument to the FDIC (the "Value Appreciation Instrument") in which FCB agreed to make a cash payment to the FDIC equal to the product of (i) 5 million and (ii) the excess amount by which the average volume weighted price of one share of Class A common stock, over the two Nasdaq trading days immediately prior to the date on which the Value Appreciation Instrument is exercised exceeds $582.55; provided that the settlement amount does not exceed $500 million. The FDIC exercised its right under the Value Appreciation Instrument on March 28, 2023 and a $500 million payment was made on April 4, 2023.

The following table provides the final purchase price allocation, including Measurement Period Adjustments, to the identifiable assets acquired and liabilities assumed at their estimated fair values as of the SVBB Acquisition Date.

Fair Value Purchase Price Allocation

dollars in millions

		Fair Value Purchase Price Allocation as of March 27, 2023
Purchase price consideration		
Purchase Money Note [1]	$	35,808
Value Appreciation Instrument		500
Purchase price consideration	$	36,308
Assets		
Cash and due from banks	$	1,310
Interest-earning deposits at banks		34,001
Investment securities available for sale		385
Loans and leases, net of the initial PCD ALLL		68,468
Affordable housing tax credit and other unconsolidated investments		1,273
Premises and equipment		308
Core deposit intangibles		230
Other assets		1,564
Total assets acquired	$	107,539
Liabilities		
Deposits	$	56,014
Borrowings		10
Deferred tax liabilities		3,364
Other liabilities		2,035
Total liabilities assumed	$	61,423
Fair value of net assets acquired		46,116
Gain on acquisition, after income taxes [2]	$	9,808
Gain on acquisition, before income taxes [2]	$	13,172

[1] The principal amount of the Purchase Money Note is the carrying value of net assets acquired of approximately $52.52 billion less the asset discount of $16.45 billion pursuant to the SVBB Purchase Agreement. The $35.81 billion above is net of a fair value discount of approximately $264 million.

[2] The difference between the gain on acquisition before and after taxes reflects the deferred tax liabilities of $3.36 billion recorded in the SVBB Acquisition.

The gain on acquisition of $9.81 billion, net of income taxes of $3.36 billion, was recorded in noninterest income during the year ended December 31, 2023, and represents the excess of the fair value of net assets acquired over the purchase price.

The following is a description of the methods used to determine the estimated fair values of the Purchase Money Note and significant assets acquired and liabilities assumed, as presented above.

Purchase Money Note
The fair value of the Purchase Money Note was estimated based on the income approach, which includes: (i) projecting cash flows over a certain discrete projection period and (ii) discounting those projected cash flows to present value at a rate of return that considers the relative risk of the cash flows and the time value of money.

Cash and interest-earning deposits at banks
For financial instruments with a short-term or no stated maturity, prevailing market rates and limited credit risk, carrying amounts approximated fair value.

Investment securities
Fair values for securities were based on quoted market prices, where available. If quoted market prices were not available, fair value estimates were based on observable inputs including quoted market prices for similar instruments, quoted market prices that were not in an active market or other inputs that were observable in the market. In the absence of observable inputs, fair value was estimated based on pricing models and/or discounted cash flow methodologies.

Loans

Fair values for loans were based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, remaining term of loan, credit quality ratings or scores, amortization status and current discount rate. Loans with similar risk characteristics were pooled together and treated in aggregate when applying various valuation techniques. The discount rates used for loans were based on an evaluation of current market rates for new originations of comparable loans and required rates of return for market participants to purchase similar assets, including adjustments for liquidity and credit quality when necessary.

BancShares' accounting methods for acquired Non-PCD and PCD loans and leases are discussed in Note 1—Significant Accounting Policies and Basis of Presentation. The following table presents the UPB and fair value of the loans and leases acquired by BancShares in the SVBB Acquisition as of the SVBB Acquisition Date. The fair value of Non-PCD loans and leases was $66.42 billion, compared to the UPB of $68.72 billion, resulting in a discount of $2.30 billion that is accreted into income over the contractual life of the applicable loan using the effective interest method.

Loans and Leases Acquired

dollars in millions	Loans and Leases	
	UPB	Fair Value
Non-PCD loans and leases	$ 68,719	$ 66,422
PCD loans and leases	2,568	2,046
Total loans and leases, before PCD gross-up	$ 71,287	$ 68,468

The following table summarizes PCD loans and leases that BancShares acquired in the SVBB Acquisition.

PCD Loans and Leases

dollars in millions	Total PCD Loans from SVBB Acquisition
UPB	$ 2,568
Fair value	2,046
Total fair value discount	522
Less: discount for loans with $0 fair value at SVBB Acquisition Date	26
Less: PCD gross-up	220
Non-credit discount [1]	$ 276

[1] The non-credit discount of $276 million is accreted into income over the contractual life of the applicable loan using the effective interest method.

Affordable housing tax credit investments

The fair values of the affordable housing tax credit investments were determined based on discounted cash flows. The cash flow projections considered tax credits and net cash flows from operating losses and tax depreciation. The discount rate was determined using observable market data points for similar investments.

Premises and equipment

Fair values for furniture and fixtures, computer software and other equipment were determined using the cost approach.

Core deposit intangible

The following table presents the core deposit intangible recorded related to the valuation of core deposits:

Core Deposit Intangible

dollars in millions	Fair Value	Estimated Useful Life at SVBB Acquisition Date	Amortization Method
Core deposit intangible	$ 230	8 years	Effective yield

Certain core deposits were acquired as part of the SVBB Acquisition, which provide an additional source of funds for BancShares. The core deposit intangible represents the costs saved by BancShares by acquiring the core deposits rather than sourcing the funds elsewhere. This intangible was valued using the after tax cost savings method under the income approach. This method estimated the fair value by discounting to present value the favorable funding spread attributable to the core deposit balances over their estimated average remaining life. The valuation considered a dynamic approach to interest rates and alternative cost of funds. The favorable funding spread was calculated as the difference in the alternative cost of funds and the net deposit cost. Refer to further detail in Note 8—Goodwill and Core Deposit Intangibles.

Other assets
The following table details other assets acquired:

Other Assets

dollars in millions		Fair Value
Accrued interest receivable	$	431
Federal Home Loan Bank stock and Federal Reserve Bank stock		320
Fair value of derivative financial instruments		458
Other		355
Total other assets	$	1,564

The fair values of the derivative assets in the table above and derivative liabilities in the table below were valued using prices of financial instruments with similar characteristics and observable inputs. The fair values of accrued interest receivable and the remaining other assets were determined to approximate book value.

Deposits
Acquired deposits were essentially all transactional deposits. Thus, we determined carrying amounts approximated fair value.

Deferred tax liability
The SVBB Acquisition was an asset acquisition for tax purposes and therefore was considered a taxable transaction. The deferred tax liability of $3.36 billion for the SVBB Acquisition was calculated by applying FCB's deferred tax rate to the book and tax basis differences on the SVBB Acquisition Date for acquired assets and assumed liabilities. Deferred taxes were not recorded for the affordable housing tax credit investments in accordance with the PAM.

The tax treatment of FDIC-assisted acquisitions is complex and subject to interpretations that may result in future adjustments of deferred taxes.

Other liabilities
The following table details other liabilities assumed:

dollars in millions		Fair Value
Commitments to fund tax credit investments	$	715
Fair value of derivative financial instruments		497
Reserve for off-balance sheet credit exposures		253
Accrued interest payable		109
Other		461
Total other liabilities	$	2,035

The fair value of the liability representing our commitment for future capital contributions to the affordable housing tax credit investments was determined based on discounted cash flows. Projected cash flows for future capital contributions were discounted at a rate that represented FCB's cost of debt.

Shared-Loss Agreement intangibles
Estimates indicated there was no material value to attribute to the loss indemnification asset or true-up liability. This was primarily based on evaluation of historical loss experience and the credit quality of the portfolio.

Pro Forma Information - SVBB Acquisition

SVBB was only in operation from March 10 to March 27, 2023 and does not have historical financial information on which we could base pro forma information. Additionally, we did not acquire all assets or assume all liabilities of SVBB and an essential part of the SVBB Acquisition is the federal assistance governed by the SVBB Purchase Agreement and Shared-Loss Agreement, which is not reflected in the previous operations of SVBB. Therefore, it is impracticable to provide unaudited pro forma information on revenues and earnings for the SVBB Acquisition in accordance with ASC 805-10-50-2.

Net interest income, noninterest income and net income of $1.95 billion, $478 million and $530 million, respectively, attributable to the SVBB Acquisition were included in BancShares' Consolidated Statement of Income for the year ended December 31, 2023.

CIT Group Inc.

BancShares completed the CIT Merger on the CIT Merger Date. Pursuant to the CIT Merger Agreement, each share of CIT common stock, par value $0.01 per share ("CIT Common Stock"), issued and outstanding, except for certain shares of CIT Common Stock owned by CIT or BancShares, was converted into the right to receive 0.062 shares of Class A common stock, plus cash in lieu of fractional shares of Class A common stock. The Parent Company issued approximately 6.1 million shares of Class A common stock in connection with the consummation of the CIT Merger.

The CIT Merger has been accounted for as a business combination under the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values as of the CIT Merger Date. BancShares recorded a gain on acquisition of $431 million in noninterest income in 2022, representing the excess of the fair value of net assets acquired over the purchase price. The gain on acquisition was not taxable.

NOTE 3 — INVESTMENT SECURITIES

The following tables include the amortized cost and fair value of investment securities at December 31, 2024 and 2023:

Amortized Cost and Fair Value - Investment Securities

dollars in millions

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale				
U.S. Treasury	$ 13,897	$ 33	$ (27)	$ 13,903
Government agency	79	—	(2)	77
Residential mortgage-backed securities	16,161	41	(582)	15,620
Commercial mortgage-backed securities	3,869	7	(210)	3,666
Corporate bonds	489	—	(22)	467
Municipal bonds	17	—	—	17
Total investment securities available for sale	$ 34,512	$ 81	$ (843)	$ 33,750
Investment in marketable equity securities	$ 79	$ 27	$ (5)	$ 101
Investment securities held to maturity				
U.S. Treasury	$ 483	$ —	$ (31)	$ 452
Government agency	1,489	—	(115)	1,374
Residential mortgage-backed securities	4,558	2	(682)	3,878
Commercial mortgage-backed securities	3,407	—	(678)	2,729
Supranational securities	300	—	(33)	267
Other	2	—	—	2
Total investment securities held to maturity	$ 10,239	$ 2	$ (1,539)	$ 8,702
Total investment securities	$ 44,830	$ 110	$ (2,387)	$ 42,553

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale				
U.S. Treasury	$ 10,554	$ 34	$ (80)	$ 10,508
Government agency	120	—	(3)	117
Residential mortgage-backed securities	7,154	72	(540)	6,686
Commercial mortgage-backed securities	2,319	9	(197)	2,131
Corporate bonds	529	—	(47)	482
Municipal bonds	12	—	—	12
Total investment securities available for sale	$ 20,688	$ 115	$ (867)	$ 19,936
Investment in marketable equity securities	$ 75	$ 17	$ (8)	$ 84
Investment securities held to maturity				
U.S. Treasury	$ 479	$ —	$ (40)	$ 439
Government agency	1,506	—	(143)	1,363
Residential mortgage-backed securities	4,205	—	(644)	3,561
Commercial mortgage-backed securities	3,489	—	(614)	2,875
Supranational securities	298	—	(35)	263
Other	2	—	—	2
Total investment securities held to maturity	$ 9,979	$ —	$ (1,476)	$ 8,503
Total investment securities	$ 30,742	$ 132	$ (2,351)	$ 28,523

U.S. Treasury investments include Treasury bills and Notes issued by the U.S. Treasury. Investments in government agency securities represent securities issued by the Small Business Administration ("SBA"), FHLB and other U.S. agencies. Investments in residential and commercial mortgage-backed securities represent securities issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation. Investments in corporate bonds represent positions in debt securities of other financial institutions. Municipal bonds are revenue bonds. Investments in marketable equity securities represent positions in common stock of publicly traded financial institutions. Investments in supranational securities represent securities issued by the Supranational Entities & Multilateral Development Banks. Other held to maturity investments include certificates of deposit with other financial institutions.

BancShares initially held approximately 354,000 shares of Visa, Inc. ("Visa") Class B common stock ("Visa Class B common stock"). Effective January 24, 2024, all outstanding shares of Visa Class B common stock were redenominated as Visa Class B-1 common stock ("Visa Class B-1 common stock") pursuant to Visa's eighth amended and restated certificate of incorporation. BancShares currently holds approximately 354,000 shares of Visa Class B-1 common stock. Until the resolution of certain litigation, at which time the Visa Class B-1 common stock will convert to publicly traded Visa Class A common stock, or the potential exchange of Visa Class B-1 common stock for other marketable classes of Visa common stock, these shares are only transferable to other stockholders of Visa Class B-1 common stock or certain new denominations of Visa's former Class B common stock. As a result, there is limited transfer activity in private transactions between buyers and sellers. Given this limited trading activity and the continuing uncertainty regarding the likelihood, ultimate timing and eventual exchange of Visa Class B-1 common stock for shares of Visa Class A common stock or other marketable classes of Visa common stock, these shares are not considered to have a readily determinable fair value and have no carrying value. BancShares continues to monitor the trading activity in Visa Class B-1 common stock, the status of the resolution of certain litigation matters at Visa, and other potential exchange alternatives that would trigger the conversion of the Visa Class B-1 common stock into Visa Class A common stock or other marketable classes of Visa common stock.

Accrued interest receivable for available for sale and held to maturity debt securities was excluded from the estimate for credit losses. At December 31, 2024, accrued interest receivable for available for sale and held to maturity debt securities was $177 million and $20 million, respectively. At December 31, 2023, accrued interest receivable for available for sale and held to maturity debt securities was $87 million and $18 million, respectively. During the year ended December 31, 2024 and 2023, there was no accrued interest that was deemed uncollectible and written off against interest income.

A security is considered past due once it is 30 days contractually past due under the terms of the agreement. There were no securities past due as of December 31, 2024 or 2023.

The following table provides the amortized cost and fair value by contractual maturity. Expected maturities will differ from contractual maturities on certain securities because borrowers and issuers may have the right to call or prepay obligations with or without prepayment penalties. Residential and commercial mortgage-backed and government agency securities are stated separately as they are not due at a single maturity date.

Maturities - Debt Securities

dollars in millions	December 31, 2024		December 31, 2023	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Investment securities available for sale				
Non-amortizing securities maturing in:				
One year or less	$ 5,090	$ 5,086	$ 5,674	$ 5,658
After one through five years	8,945	8,949	4,996	4,959
After five through 10 years	346	330	408	369
After 10 years	22	22	17	16
Government agency	79	77	120	117
Residential mortgage-backed securities	16,161	15,620	7,154	6,686
Commercial mortgage-backed securities	3,869	3,666	2,319	2,131
Total investment securities available for sale	$ 34,512	$ 33,750	$ 20,688	$ 19,936
Investment securities held to maturity				
Non-amortizing securities maturing in:				
One year or less	$ 429	$ 419	$ 27	$ 26
After one through five years	1,299	1,208	1,636	1,508
After five through 10 years	546	468	622	533
Residential mortgage-backed securities	4,558	3,878	4,205	3,561
Commercial mortgage-backed securities	3,407	2,729	3,489	2,875
Total investment securities held to maturity	$ 10,239	$ 8,702	$ 9,979	$ 8,503

The following table presents interest and dividend income on investment securities:

Interest and Dividends on Investment Securities

dollars in millions	Year Ended December 31,		
	2024	**2023**	**2022**
Interest income - taxable investment securities	$ 1,344	$ 642	$ 352
Interest income - nontaxable investment securities	1	4	—
Dividend income - marketable equity securities	2	2	2
Interest on investment securities	$ 1,347	$ 648	$ 354

Fair value adjustment on marketable equity securities and realized gains and losses on sales of investment securities, net are presented on the Consolidated Statements of Income. The realized gain on sale of marketable equity securities was $6 million, for the year ended December 31, 2024, and none in the years ended December 31, 2023 and 2022. The following table presents the gross realized losses on the sales of investment securities available for sale.

Realized Gains and Losses on Debt Securities Available For Sale

dollars in millions	Year Ended December 31,		
	2024	**2023**	**2022**
Gross realized gains on sales of investment securities available for sale	$ 1	$ —	$ —
Gross realized losses on sales of investment securities available for sale	(1)	(26)	—
Net realized losses on sales of investment securities available for sale	$ —	$ (26)	$ —

The following table provides information regarding investment securities available for sale with unrealized losses:

Gross Unrealized Losses on Debt Securities Available For Sale

dollars in millions	December 31, 2024					
	Less than 12 months		12 months or more		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Investment securities available for sale						
U.S. Treasury	$ 3,791	$ (12)	$ 981	$ (15)	$ 4,772	$ (27)
Government agency	—	—	77	(2)	77	(2)
Residential mortgage-backed securities	7,470	(61)	3,575	(521)	11,045	(582)
Commercial mortgage-backed securities	1,183	(8)	1,342	(202)	2,525	(210)
Corporate bonds	16	—	438	(22)	454	(22)
Total	$ 12,460	$ (81)	$ 6,413	$ (762)	$ 18,873	$ (843)

	December 31, 2023					
	Less than 12 months		12 months or more		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Investment securities available for sale						
U.S. Treasury	$ 955	$ —	$ 1,919	$ (80)	$ 2,874	$ (80)
Government agency	23	—	94	(3)	117	(3)
Residential mortgage-backed securities	293	(3)	4,073	(537)	4,366	(540)
Commercial mortgage-backed securities	157	(1)	1,386	(196)	1,543	(197)
Corporate bonds	89	(9)	393	(38)	482	(47)
Total	$ 1,517	$ (13)	$ 7,865	$ (854)	$ 9,382	$ (867)

As of December 31, 2024, there were 486 investment securities available for sale with continuous unrealized losses for more than 12 months, of which 420 were government sponsored enterprise-issued mortgage-backed securities, government agency securities, or U.S. treasury securities and the remaining 66 were corporate bonds. BancShares has the ability and intent to retain these securities for a period of time sufficient to recover all unrealized losses. Given the consistently strong credit rating of the U.S. Treasury, and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, as of December 31, 2024, no allowance for credit loss was required. For corporate bonds, we analyzed the changes in interest rates relative to when the investment securities were purchased or acquired, and considered other factors including changes in credit ratings, delinquencies, and other macroeconomic factors. As a result of this analysis, we determined that no allowance for credit loss was required for investment securities available for sale as of December 31, 2024.

BancShares' portfolio of held to maturity debt securities consists of mortgage-backed securities issued by government agencies and government sponsored entities, U.S. Treasury notes, unsecured bonds issued by government agencies and government sponsored entities, and securities issued by the Supranational Entities & Multilateral Development Banks. Given the consistently strong credit rating of the U.S. Treasury, the Supranational Entities & Multilateral Development Banks and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, no allowance for credit loss was required for debt securities held to maturity as of December 31, 2024.

There were no debt securities on nonaccrual status as of December 31, 2024 or December 31, 2023.

Investment securities having an aggregate carrying value of $3.94 billion at December 31, 2024, and $3.77 billion at December 31, 2023, were pledged as collateral to secure public funds on deposit and certain short-term borrowings, and for other purposes as required by law.

Certain investments held by BancShares are reported in other assets, including FHLB stock and nonmarketable securities without readily determinable fair values that are recorded at cost, and investments in qualified affordable housing projects, all of which are accounted for under the PAM. Refer to Note 10—Other Assets for the respective balances.

NOTE 4 — LOANS AND LEASES

Unless otherwise noted, loans held for sale are not included in the following tables. Leases in the following tables include finance leases, but exclude operating lease equipment.

Loans by Class

dollars in millions	December 31, 2024		December 31, 2023	
Commercial				
Commercial construction	$	5,109	$	3,918
Owner occupied commercial mortgage		16,842		15,471
Non-owner occupied commercial mortgage		16,194		14,995
Commercial and industrial		31,640		29,794
Leases		2,014		2,054
Total commercial		71,799		66,232
Consumer				
Residential mortgage		23,152		22,776
Revolving mortgage		2,567		2,165
Consumer auto		1,523		1,442
Consumer other		986		1,176
Total consumer		28,228		27,559
SVB				
Global fund banking		27,904		25,553
Investor dependent - early stage		997		1,403
Investor dependent - growth stage		2,196		2,897
Innovation C&I and cash flow dependent		9,097		9,658
Total SVB		40,194		39,511
Total loans and leases	$	140,221	$	133,302

Refer to Note 1—Significant Accounting Policies and Basis of Presentation for discussion of the changes in loan classes.

At December 31, 2024 and December 31, 2023, accrued interest receivable on loans included in other assets was $603 million and $625 million, respectively, and was excluded from the estimate of credit losses.

The discount on acquired loans is accreted to interest income over the contractual life of the loan using the effective interest method. Discount accretion income, which primarily related to the SVBB Acquisition, was $505 million for the year ended December 31, 2024, including $81 million for unfunded commitments. Discount accretion income, which primarily related to the SVBB Acquisition, was $733 million for the year ended December 31, 2023, including $128 million for unfunded commitments.

The following table presents selected components of the amortized cost of loans, including the unamortized discount on acquired loans.

Components of Amortized Cost

dollars in millions	December 31, 2024		December 31, 2023	
Deferred fees, including unamortized costs and unearned fees on non-PCD loans	$	(91)	$	(72)
Net unamortized discount on acquired loans				
Non-PCD	$	1,504	$	1,860
PCD		94		176
Total net unamortized discount	$	1,598	$	2,036

The aging and nonaccrual status of the outstanding loans and leases by class at December 31, 2024 and December 31, 2023 are provided in the tables below. Loans and leases less than 30 days past due are considered current, as various grace periods allow borrowers to make payments within a stated period after the due date and remain in compliance with the respective agreement.

Loans and Leases - Delinquency and Nonaccrual Status [1][2]

dollars in millions

	December 31, 2024							
	Accruing Loans							
	30-59 Days Past Due	**60-89 Days Past Due**	**90 Days or Greater**	**Total Past Due**	**Current**	**Total Accruing**	**Nonaccrual Loans**	**Total**
Commercial								
Commercial construction	$ 21	$ 1	$ 1	$ 23	$ 5,077	$ 5,100	$ 9	$ 5,109
Owner occupied commercial mortgage	30	9	2	41	16,739	16,780	62	16,842
Non-owner occupied commercial mortgage	43	27	78	148	15,621	15,769	425	16,194
Commercial and industrial	118	39	16	173	31,182	31,355	285	31,640
Leases	33	11	2	46	1,937	1,983	31	2,014
Total commercial	245	87	99	431	70,556	70,987	812	71,799
Consumer								
Residential mortgage	172	27	7	206	22,798	23,004	148	23,152
Revolving mortgage	20	4	—	24	2,519	2,543	24	2,567
Consumer auto	12	3	—	15	1,500	1,515	8	1,523
Consumer other	5	3	3	11	974	985	1	986
Total consumer	209	37	10	256	27,791	28,047	181	28,228
SVB								
Global fund banking	—	—	—	—	27,904	27,904	—	27,904
Investor dependent - early stage	8	1	—	9	947	956	41	997
Investor dependent - growth stage	2	—	—	2	2,148	2,150	46	2,196
Innovation C&I and cash flow dependent	52	1	—	53	8,940	8,993	104	9,097
Total SVB	62	2	—	64	39,939	40,003	191	40,194
Total loans and leases	$ 516	$ 126	$ 109	$ 751	$ 138,286	$ 139,037	$ 1,184	$ 140,221

	December 31, 2023							
	Accruing Loans							
	30-59 Days Past Due	**60-89 Days Past Due**	**90 Days or Greater**	**Total Past Due**	**Current**	**Total Accruing**	**Nonaccrual Loans**	**Total**
Commercial								
Commercial construction	$ 43	$ 8	$ 1	$ 52	$ 3,864	$ 3,916	$ 2	$ 3,918
Owner occupied commercial mortgage	19	2	8	29	15,382	15,411	60	15,471
Non-owner occupied commercial mortgage	97	160	39	296	14,288	14,584	411	14,995
Commercial and industrial	152	41	59	252	29,348	29,600	194	29,794
Leases	51	13	7	71	1,952	2,023	31	2,054
Total commercial	362	224	114	700	64,834	65,534	698	66,232
Consumer								
Residential mortgage	125	25	4	154	22,495	22,649	127	22,776
Revolving mortgage	13	2	—	15	2,129	2,144	21	2,165
Consumer auto	9	2	—	11	1,426	1,437	5	1,442
Consumer other	8	3	3	14	1,161	1,175	1	1,176
Total consumer	155	32	7	194	27,211	27,405	154	27,559
SVB								
Global fund banking	—	—	—	—	25,553	25,553	—	25,553
Investor dependent - early stage	8	9	2	19	1,347	1,366	37	1,403
Investor dependent - growth stage	—	1	—	1	2,859	2,860	37	2,897
Innovation C&I and cash flow dependent	27	3	—	30	9,585	9,615	43	9,658
Total SVB	35	13	2	50	39,344	39,394	117	39,511
Total loans and leases	$ 552	$ 269	$ 123	$ 944	$ 131,389	$ 132,333	$ 969	$ 133,302

[1] Accrued interest that was reversed when the loan went to nonaccrual status was $14 million for the twelve months ended December 31, 2024 and $10 million for the year ended December 31, 2023.

[2] Nonaccrual loans for which there was no related ALLL totaled $303 million at December 31, 2024 and $138 million at December 31, 2023.

OREO and repossessed assets were $64 million as of December 31, 2024 and $62 million as of December 31, 2023.

Credit Quality Indicators

Loans and leases are monitored for credit quality on a recurring basis. Commercial loans and leases and consumer loans have different credit quality indicators as a result of the unique characteristics of the loan classes being evaluated. The credit quality indicators for commercial loans and leases are developed through a review of individual borrowers on an ongoing basis. Commercial loans are evaluated periodically with more frequent evaluations done on criticized loans. The indicators as of the date presented are based on the most recent assessment performed and are defined below:

Pass – A pass rated asset is not adversely classified because it does not display any of the characteristics for adverse classification.

Special mention – A special mention asset has potential weaknesses which deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets are not adversely classified and do not warrant adverse classification.

Substandard – A substandard asset is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – An asset classified as doubtful has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions and values.

Loss – Assets classified as loss are considered uncollectible and of such little value it is inappropriate to be carried as an asset. This classification is not necessarily equivalent to any potential for recovery or salvage value, but rather it is not appropriate to defer a full charge-off even though partial recovery may be affected in the future.

Ungraded – Ungraded loans represent loans not included in the individual credit grading process due to their relatively small balances or borrower type. The majority of ungraded loans at December 31, 2024 and December 31, 2023, relate to business credit cards. Business credit card loans are subject to automatic charge-off when they become 120 days past due in the same manner as unsecured consumer lines of credit.

The credit quality indicator for consumer loans is based on delinquency status of the borrower as of the date presented. As the borrower becomes more delinquent, the likelihood of loss increases. An exemption is applied to government guaranteed loans as the principal repayments are insured by the Federal Housing Administration and U.S. Department of Veterans Affairs and thus remain on accrual status regardless of delinquency status.

The following tables summarize the commercial and SVB loans disaggregated by year of origination and by risk rating. The consumer loan delinquency status by year of origination is also presented below. The tables reflect the amortized cost of the loans and include PCD loans.

Commercial Loans - Risk Classifications by Class

					December 31, 2024				
Risk Classification:			**Term Loans by Origination Year**					**Revolving Converted to Term Loans**	
dollars in millions	**2024**	**2023**	**2022**	**2021**	**2020**	**2019 & Prior**	**Revolving**		**Total**
Commercial construction									
Pass	$ 1,095	$ 1,854	$ 1,276	$ 287	$ 152	$ 52	$ 148	$ —	$ 4,864
Special Mention	—	80	35	—	7	24	—	—	146
Substandard	—	8	47	20	7	17	—	—	99
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total commercial construction	1,095	1,942	1,358	307	166	93	148	—	5,109
Owner occupied commercial mortgage									
Pass	2,721	2,445	2,747	2,581	2,199	2,988	223	29	15,933
Special Mention	22	46	70	58	32	61	9	—	298
Substandard	30	34	136	82	73	245	10	1	611
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total owner occupied commercial mortgage	2,773	2,525	2,953	2,721	2,304	3,294	242	30	16,842
Non-owner occupied commercial mortgage									
Pass	2,879	3,082	2,744	2,041	1,598	2,134	119	3	14,600
Special Mention	—	66	293	43	4	86	—	—	492
Substandard	12	15	171	39	116	653	—	—	1,006
Doubtful	—	—	—	—	20	76	—	—	96
Ungraded	—	—	—	—	—	—	—	—	—
Total non-owner occupied commercial mortgage	2,891	3,163	3,208	2,123	1,738	2,949	119	3	16,194
Commercial and industrial									
Pass	9,677	4,862	3,417	2,042	1,101	1,408	6,886	62	29,455
Special Mention	92	53	178	245	25	69	114	—	776
Substandard	61	127	225	106	167	207	274	4	1,171
Doubtful	5	23	35	15	1	18	6	—	103
Ungraded	—	—	—	—	—	—	135	—	135
Total commercial and industrial	9,835	5,065	3,855	2,408	1,294	1,702	7,415	66	31,640
Leases									
Pass	739	506	300	147	96	46	—	—	1,834
Special Mention	13	17	29	5	4	—	—	—	68
Substandard	21	29	23	13	9	8	—	—	103
Doubtful	1	3	2	2	1	—	—	—	9
Ungraded	—	—	—	—	—	—	—	—	—
Total leases	774	555	354	167	110	54	—	—	2,014
Total commercial	$ 17,368	$ 13,250	$ 11,728	$ 7,726	$ 5,612	$ 8,092	$ 7,924	$ 99	$ 71,799

SVB - Risk Classifications by Class


December 31, 2024


Risk Classification:	Term Loans by Origination Year						Revolving	Revolving Converted to Term Loans	Total
dollars in millions	**2024**	**2023**	**2022**	**2021**	**2020**	**2019 & Prior**	**Revolving**		**Total**
Global fund banking									
Pass	$ 892	$ 179	$ 147	$ 20	$ 14	$ 12	$ 26,588	$ 36	$ 27,888
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	5	8	2	—	1	—	16
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total global fund banking	892	179	152	28	16	12	26,589	36	27,904
Investor dependent - early stage									
Pass	293	201	94	5	—	—	97	3	693
Special Mention	8	8	3	—	—	—	—	—	19
Substandard	44	83	62	17	—	—	41	—	247
Doubtful	15	16	6	—	—	—	1	—	38
Ungraded	—	—	—	—	—	—	—	—	—
Total investor dependent - early stage	360	308	165	22	—	—	139	3	997
Investor dependent - growth stage									
Pass	842	439	258	32	—	—	218	—	1,789
Special Mention	9	20	3	—	—	—	26	—	58
Substandard	78	90	102	14	1	—	20	—	305
Doubtful	11	3	22	5	—	—	3	—	44
Ungraded	—	—	—	—	—	—	—	—	—
Total investor dependent - growth stage	940	552	385	51	1	—	267	—	2,196
Innovation C&I and cash flow dependent									
Pass	2,136	1,433	1,205	347	120	—	2,147	5	7,393
Special Mention	53	183	77	57	4	—	89	—	463
Substandard	94	220	389	226	28	—	180	—	1,137
Doubtful	—	—	7	—	—	—	97	—	104
Ungraded	—	—	—	—	—	—	—	—	—
Total innovation C&I and cash flow dependent	2,283	1,836	1,678	630	152	—	2,513	5	9,097
Total SVB	$ 4,475	$ 2,875	$ 2,380	$ 731	$ 169	$ 12	$ 29,508	$ 44	$ 40,194

Consumer Loans - Delinquency Status by Class

Days Past Due:	December 31, 2024								
	Term Loans by Origination Year							Revolving Converted to Term Loans	
dollars in millions	2024	2023	2022	2021	2020	2019 & Prior	Revolving		Total
Residential mortgage									
Current	$ 2,178	$ 2,968	$ 5,264	$ 5,148	$ 2,913	$ 4,353	$ 4	$ —	$ 22,828
30-59 days	3	13	19	23	31	95	—	—	184
60-89 days	1	3	5	2	2	28	—	—	41
90 days or greater	—	4	6	7	9	73	—	—	99
Total residential mortgage	2,182	2,988	5,294	5,180	2,955	4,549	4	—	23,152
Revolving mortgage									
Current	—	—	—	—	—	—	2,420	108	2,528
30-59 days	—	—	—	—	—	—	16	6	22
60-89 days	—	—	—	—	—	—	1	5	6
90 days or greater	—	—	—	—	—	—	3	8	11
Total revolving mortgage	—	—	—	—	—	—	2,440	127	2,567
Consumer auto									
Current	617	358	277	155	68	27	—	—	1,502
30-59 days	3	3	3	2	1	1	—	—	13
60-89 days	1	1	1	1	—	—	—	—	4
90 days or greater	1	1	1	1	—	—	—	—	4
Total consumer auto	622	363	282	159	69	28	—	—	1,523
Consumer other									
Current	147	144	99	30	6	18	531	—	975
30-59 days	1	—	—	—	—	1	3	—	5
60-89 days	—	—	1	—	—	—	2	—	3
90 days or greater	—	—	—	—	—	1	2	—	3
Total consumer other	148	144	100	30	6	20	538	—	986
Total consumer	$ 2,952	$ 3,495	$ 5,676	$ 5,369	$ 3,030	$ 4,597	$ 2,982	$ 127	$ 28,228

The following tables represent current credit quality indicators by origination year as of December 31, 2023:

Commercial Loans - Risk Classifications by Class

Risk Classification:	December 31, 2023								
	Term Loans by Origination Year						Revolving	Revolving Converted to Term Loans	Total
dollars in millions	2023	2022	2021	2020	2019	2018 & Prior			
Commercial construction									
Pass	$ 1,062	$ 1,615	$ 620	$ 226	$ 63	$ 57	$ 39	$ 4	$ 3,686
Special Mention	—	10	6	81	47	—	—	—	144
Substandard	—	47	5	31	—	5	—	—	88
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total commercial construction	1,062	1,672	631	338	110	62	39	4	3,918
Owner occupied commercial mortgage									
Pass	2,544	2,859	2,902	2,467	1,666	2,107	193	31	14,769
Special Mention	26	19	24	28	43	72	1	—	213
Substandard	7	91	99	61	45	176	10	—	489
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total owner occupied commercial mortgage	2,577	2,969	3,025	2,556	1,754	2,355	204	31	15,471
Non-owner occupied commercial mortgage									
Pass	3,132	3,150	2,212	1,860	1,148	1,930	80	3	13,515
Special Mention	14	45	33	96	171	90	9	—	458
Substandard	2	48	27	127	365	330	—	—	899
Doubtful	—	—	2	13	67	39	2	—	123
Ungraded	—	—	—	—	—	—	—	—	—
Total non-owner occupied commercial mortgage	3,148	3,243	2,274	2,096	1,751	2,389	91	3	14,995
Commercial and industrial									
Pass	8,472	4,858	3,347	1,660	952	1,351	6,818	34	27,492
Special Mention	105	134	149	89	69	26	194	—	766
Substandard	92	236	144	217	127	258	264	4	1,342
Doubtful	2	19	5	—	12	20	13	—	71
Ungraded	—	—	—	—	—	—	123	—	123
Total commercial and industrial	8,671	5,247	3,645	1,966	1,160	1,655	7,412	38	29,794
Leases									
Pass	732	499	290	209	91	35	—	—	1,856
Special Mention	18	22	20	7	4	1	—	—	72
Substandard	28	32	21	19	6	8	—	—	114
Doubtful	3	4	3	1	1	—	—	—	12
Ungraded	—	—	—	—	—	—	—	—	—
Total leases	781	557	334	236	102	44	—	—	2,054
Total commercial	$ 16,239	$ 13,688	$ 9,909	$ 7,192	$ 4,877	$ 6,505	$ 7,746	$ 76	$ 66,232

SVB - Risk Classifications by Class


December 31, 2023


Risk Classification:	Term Loans by Origination Year						Revolving	Revolving Converted to Term Loans	Total
	2023	**2022**	**2021**	**2020**	**2019**	**2018 & Prior**	**Revolving**		**Total**
Global fund banking									
Pass	$ 453	$ 202	$ 40	$ 36	$ 14	$ 3	$ 24,702	$ 66	$ 25,516
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	7	9	3	—	—	18	—	37
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total global fund banking	453	209	49	39	14	3	24,720	66	25,553
Investor dependent - early stage									
Pass	421	453	85	4	1	—	99	2	1,065
Special Mention	8	14	1	—	—	—	—	—	23
Substandard	40	138	51	3	—	—	51	—	283
Doubtful	12	12	3	—	—	1	4	—	32
Ungraded	—	—	—	—	—	—	—	—	—
Total investor dependent - early stage	481	617	140	7	1	1	154	2	1,403
Investor dependent - growth stage									
Pass	1,034	967	217	25	8	2	198	5	2,456
Special Mention	6	25	—	—	—	—	—	—	31
Substandard	66	192	83	7	1	—	27	—	376
Doubtful	—	12	20	—	—	—	2	—	34
Ungraded	—	—	—	—	—	—	—	—	—
Total investor dependent - growth stage	1,106	1,196	320	32	9	2	227	5	2,897
Innovation C&I and cash flow dependent									
Pass	2,370	2,238	833	293	80	44	2,598	—	8,456
Special Mention	99	103	36	66	—	—	92	—	396
Substandard	51	185	254	76	25	—	175	—	766
Doubtful	—	—	—	—	—	10	30	—	40
Ungraded	—	—	—	—	—	—	—	—	—
Total innovation C&I and cash flow dependent	2,520	2,526	1,123	435	105	54	2,895	—	9,658
Total SVB	$ 4,560	$ 4,548	$ 1,632	$ 513	$ 129	$ 60	$ 27,996	$ 73	$ 39,511

Consumer Loans - Delinquency Status by Class

Days Past Due:	December 31, 2023								
	Term Loans by Origination Year							Revolving Converted to Term Loans	
dollars in millions	2023	2022	2021	2020	2019	2018 & Prior	Revolving		Total
Residential mortgage									
Current	$ 3,155	$ 5,588	$ 5,521	$ 3,174	$ 1,381	$ 3,702	$ 13	$ —	$ 22,534
30-59 days	3	16	15	7	10	85	—	—	136
60-89 days	1	1	5	4	1	21	—	—	33
90 days or greater	1	4	2	6	1	59	—	—	73
Total residential mortgage	3,160	5,609	5,543	3,191	1,393	3,867	13	—	22,776
Revolving mortgage									
Current	—	—	—	—	—	—	2,056	80	2,136
30-59 days	—	—	—	—	—	—	11	4	15
60-89 days	—	—	—	—	—	—	1	2	3
90 days or greater	—	—	—	—	—	—	6	5	11
Total revolving mortgage	—	—	—	—	—	—	2,074	91	2,165
Consumer auto									
Current	525	427	261	131	56	28	—	—	1,428
30-59 days	1	3	2	1	1	1	—	—	9
60-89 days	1	1	1	—	—	—	—	—	3
90 days or greater	—	1	1	—	—	—	—	—	2
Total consumer auto	527	432	265	132	57	29	—	—	1,442
Consumer other									
Current	215	170	52	8	5	21	690	—	1,161
30-59 days	1	1	—	—	—	—	6	—	8
60-89 days	—	—	—	—	—	1	2	—	3
90 days or greater	—	—	—	—	—	2	2	—	4
Total consumer other	216	171	52	8	5	24	700	—	1,176
Total consumer	$ 3,903	$ 6,212	$ 5,860	$ 3,331	$ 1,455	$ 3,920	$ 2,787	$ 91	$ 27,559

Gross Charge-offs

Gross charge-off vintage disclosures by origination year and loan class are summarized in the following tables:

	Year Ended December 31, 2024								
	Term Loans by Origination Year							Revolving Converted to Term Loans	
dollars in millions	2024	2023	2022	2021	2020	2019 & Prior	Revolving		Total
Commercial									
Owner occupied commercial mortgage	$ —	$ —	$ —	$ —	$ —	$ 12	$ —	$ —	$ 12
Non-owner occupied commercial mortgage	—	—	—	—	36	81	—	—	117
Commercial and industrial	17	46	81	19	5	17	63	1	249
Leases	2	6	7	7	3	4	—	—	29
Total commercial	19	52	88	26	44	114	63	1	407
Consumer									
Residential mortgage	—	—	—	—	—	1	—	—	1
Revolving mortgage	—	—	—	—	—	—	—	1	1
Consumer auto	1	2	2	1	—	—	—	—	6
Consumer other	—	2	1	1	—	1	17	—	22
Total consumer	1	4	3	2	—	2	17	1	30
SVB									
Investor dependent - early stage	—	41	66	18	2	—	7	—	134
Investor dependent - growth stage	—	14	37	10	1	6	2	—	70
Innovation C&I and cash flow dependent	—	2	—	—	—	2	12	—	16
Total SVB	—	57	103	28	3	8	21	—	220
Total loans and leases	$ 20	$ 113	$ 194	$ 56	$ 47	$ 124	$ 101	$ 2	$ 657

	Year Ended December 31, 2023								
	Term Loans by Origination Year							Revolving Converted to Term Loans	
dollars in millions	2023	2022	2021	2020	2019	2018 & Prior	Revolving		Total
Commercial									
Owner occupied commercial mortgage	$ —	$ —	$ —	$ —	$ —	$ —	$ 1	$ —	$ 1
Non-owner occupied commercial mortgage	—	—	—	—	66	21	—	—	87
Commercial and industrial	31	90	40	53	15	16	55	1	301
Leases	2	10	7	3	2	1	—	—	25
Total commercial	33	100	47	56	83	38	56	1	414
Consumer									
Residential mortgage	—	—	—	—	—	2	—	—	2
Consumer auto	1	1	1	1	—	—	—	—	4
Consumer other	7	1	1	—	—	—	13	—	22
Total consumer	8	2	2	1	—	2	13	—	28
SVB									
Investor dependent - early stage	2	30	29	3	—	—	11	—	75
Investor dependent - growth stage	22	37	25	12	—	—	1	—	97
Innovation C&I and cash flow dependent	6	—	—	—	—	—	18	—	24
Total SVB	30	67	54	15	—	—	30	—	196
Total loans and leases	$ 71	$ 169	$ 103	$ 72	$ 83	$ 40	$ 99	$ 1	$ 638

Loan Modifications for Borrowers Experiencing Financial Difficulties

As part of BancShares' ongoing credit risk management practices, BancShares attempts to work with borrowers when necessary to extend or modify loan terms to better align with the borrowers' current ability to repay. BancShares' modifications granted to debtors experiencing financial difficulties typically take the form of term extensions, interest rate reductions, payment delays, principal forgiveness, or a combination thereof. Modifications are made in accordance with internal policies and guidelines to conform to regulatory guidance.

The following tables present the amortized cost of loan modifications made to debtors experiencing financial difficulty, disaggregated by class and type of loan modification. The tables also provide financial effects by type of such loan modifications for the respective loan class.

Amortized Cost of Loans Modified during the year ended December 31, 2024

dollars in millions

	Term Extension [1]	Payment Delay	Interest Rate Reduction	Term Extension [1] and Interest Rate Reduction	Term Extension [1] and Payment Delay	Other Combinations [2]	Total	Percent of Total Loan Class
Commercial								
Commercial construction	$ 11	$ 1	$ —	$ —	$ —	$ —	$ 12	0.22 %
Owner occupied commercial mortgage	37	10	4	1	2	—	54	0.32
Non-owner occupied commercial mortgage	184	6	—	9	26	—	225	1.39
Commercial and industrial	88	31	30	14	2	—	165	0.52
Total commercial	320	48	34	24	30	—	456	0.64
Consumer								
Residential mortgage	10	—	2	2	—	—	14	0.06
Revolving mortgage	9	—	—	1	—	—	10	0.38
Total consumer	19	—	2	3	—	—	24	0.08
SVB								
Investor dependent - early stage	—	27	—	—	12	1	40	3.94
Investor dependent - growth stage	7	37	—	—	15	—	59	2.67
Innovation C&I and cash flow dependent	55	67	—	—	—	—	122	1.35
Total SVB	62	131	—	—	27	1	221	0.55
Total loans and leases	$ 401	$ 179	$ 36	$ 27	$ 57	$ 1	$ 701	0.50 %

[1] Term extensions include modifications in which the balloon principal payment was deferred to a later date or the loan amortization period was extended.
[2] Consists of $1 million of Investor dependent - early stage loans modified with a term extension, interest rate reduction, and payment delay.

Amortized Cost of Loans Modified during the year ended December 31, 2023

dollars in millions

	Term Extension [1]	Payment Delay	Interest Rate Reduction	Term Extension [1] and Interest Rate Reduction	Term Extension [1] and Payment Delay	Other Combinations [2]	Total	Percent of Total Loan Class
Commercial								
Commercial construction	$ 4	$ —	$ —	$ —	$ —	$ —	$ 4	0.10 %
Owner occupied commercial mortgage	16	—	2	—	—	—	18	0.11
Non-owner occupied commercial mortgage	258	—	—	40	—	—	298	1.99
Commercial and industrial	106	10	—	5	—	—	121	0.41
Total commercial	384	10	2	45	—	—	441	0.67
Consumer								
Residential mortgage	8	—	—	3	—	3	14	0.06
Revolving mortgage	2	—	—	1	—	—	3	0.12
Total consumer	10	—	—	4	—	3	17	0.06
SVB								
Investor dependent - early stage	3	17	—	—	—	6	26	1.88
Investor dependent - growth stage	8	28	—	—	—	—	36	1.24
Innovation C&I and cash flow dependent	72	—	—	—	7	—	79	0.81
Total SVB	83	45	—	—	7	6	141	0.36
Total loans and leases	$ 477	$ 55	$ 2	$ 49	$ 7	$ 9	$ 599	0.45 %

[1] Term extensions include modifications in which the balloon principal payment was deferred to a later date or the loan amortization period was extended.
[2] Consists of $6 million of Investor dependent - early stage loans modified with a term extension, interest rate reduction, and payment delay as well as $3 million of Residential mortgages modified with a payment delay and interest rate reduction.

Financial Effects of Loan Modifications made during the year ended December 31, 2024

dollars in millions

	Weighted Average Term Extension (in Months)	Weighted Average Interest Rate Reduction	Weighted Average Payment Delay (in Months)	Amount of Principal Forgiven
Commercial				
Commercial construction	6	0.60 %	5	$ —
Owner occupied commercial mortgage	30	1.42	7	—
Non-owner occupied commercial mortgage	20	0.78	40	—
Commercial and industrial	23	0.79	9	—
Leases	11	—	6	—
Total commercial	21	0.84	21	—
Consumer				
Residential mortgage	71	1.89	11	—
Revolving mortgage	37	4.27	—	—
Consumer auto	31	0.53	—	—
Consumer other	60	9.66	—	—
Total consumer	56	2.73	11	—
SVB				
Investor dependent - early stage	10	2.75	7	—
Investor dependent - growth stage	12	—	8	—
Innovation C&I and cash flow dependent	12	—	12	—
Total SVB	12	2.75	10	—
Total loans and leases	21	1.00 %	13	$ —

Financial Effects of Loan Modifications made during the year ended December 31, 2023

dollars in millions

	Weighted Average Term Extension (in Months)	Weighted Average Interest Rate Reduction	Weighted Average Payment Delay (in Months)	Amount of Principal Forgiven
Commercial				
Commercial construction	9	— %	—	$ —
Owner occupied commercial mortgage	17	3.52	—	—
Non-owner occupied commercial mortgage	12	3.00	—	—
Commercial and industrial	20	2.04	7	—
Leases	16	—	—	—
Total commercial	14	2.93	7	—
Consumer				
Residential mortgage	78	4.13	6	—
Revolving mortgage	59	2.81	—	—
Consumer auto	27	0.69	—	—
Consumer other	53	9.42	—	—
Total consumer	74	4.08	6	—
SVB				
Investor dependent - early stage	9	1.00	5	—
Investor dependent - growth stage	9	—	5	—
Innovation C&I and cash flow dependent	4	—	5	—
Total SVB	5	1.00	5	—
Total loans and leases	14	2.89 %	6	$ —

Borrowers experiencing financial difficulties are typically identified in our credit risk management process before loan modifications occur. An assessment of whether a borrower is experiencing financial difficulty is reassessed or performed on the date of a modification. Since the effect of most modifications made to borrowers experiencing financial difficulty is already included in the ALLL because of the measurement methodologies used to estimate the ALLL, a change to the ALLL is generally not recorded upon modification. Upon BancShares' determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is charged off.

At December 31, 2024, there were $62 million of loans modified in the twelve months ended December 31, 2024, which defaulted subsequent to modification.

The following tables present the amortized cost and performance of loans to borrowers experiencing financial difficulties for which the terms of the loan were modified during the referenced periods. The period of delinquency is based on the number of days the scheduled payment is contractually past due.

Modified Loans Payment Status (year ended December 31, 2024)

dollars in millions

	Current	30–59 Days Past Due	60–89 Days Past Due	90 Days or Greater Past Due	Total
Commercial					
Commercial construction	$ 12	$ —	$ —	$ —	$ 12
Owner occupied commercial mortgage	51	3	—	—	54
Non-owner occupied commercial mortgage	220	5	—	—	225
Commercial and industrial	130	1	1	33	165
Total commercial	413	9	1	33	456
Consumer					
Residential mortgage	8	2	1	3	14
Revolving mortgage	9	—	—	1	10
Total consumer	17	2	1	4	24
SVB					
Investor dependent - early stage	29	11	—	—	40
Investor dependent - growth stage	59	—	—	—	59
Innovation C&I and cash flow dependent	122	—	—	—	122
Total SVB	210	11	—	—	221
Total loans and leases	$ 640	$ 22	$ 2	$ 37	$ 701

Modified Loans Payment Status (year ended December 31, 2023)

dollars in millions

	Current	30–59 Days Past Due	60–89 Days Past Due	90 Days or Greater Past Due	Total
Commercial					
Commercial construction	$ 4	$ —	$ —	$ —	$ 4
Owner occupied commercial mortgage	17	1	—	—	18
Non-owner occupied commercial mortgage	297	—	—	1	298
Commercial and industrial	116	3	1	1	121
Total commercial	434	4	1	2	441
Consumer					
Residential mortgage	12	—	1	1	14
Revolving mortgage	3	—	—	—	3
Total consumer	15	—	1	1	17
SVB					
Investor dependent - early stage	22	—	—	4	26
Investor dependent - growth stage	36	—	—	—	36
Innovation C&I and cash flow dependent	39	—	—	40	79
Total SVB	97	—	—	44	141
Total loans and leases	$ 546	$ 4	$ 2	$ 47	$ 599

At December 31, 2024, there were $55 million of commitments to lend additional funds to debtors experiencing financial difficulty for which the terms of the loan were modified during the twelve months ended December 31, 2024. At December 31, 2023, there were $13 million of commitments to lend additional funds to debtors experiencing financial difficulty for which the terms of the loan were modified during the twelve months ended December 31, 2023.

Loans Pledged

The following table provides information regarding loans pledged as collateral for borrowing capacity through the FHLB of Atlanta, the FRB and FDIC.

Loans Pledged

dollars in millions		December 31, 2024		December 31, 2023
FHLB of Atlanta				
Lendable collateral value of pledged non-PCD loans	$	17,873	$	15,072
Less: advances		—		—
Less: letters of credit		1,450		1,450
Available borrowing capacity	$	16,423	$	13,622
Pledged non-PCD loans	$	30,421	$	25,370
FRB				
Lendable collateral value of pledged non-PCD loans	$	5,475	$	5,115
Less: advances		—		—
Available borrowing capacity	$	5,475	$	5,115
Pledged non-PCD loans	$	6,309	$	6,273
FDIC				
Lendable collateral value of pledged loans	$	41,282	$	51,179
Less: advances		—		—
Less: Purchase Money Note		35,991		36,072
Available borrowing capacity	$	5,291	$	15,107
Pledged loans	$	41,040	$	51,179

As a member of the FHLB, FCB can access financing based on an evaluation of its creditworthiness, statement of financial position, size and eligibility of collateral. FCB may at any time grant a security interest in, sell, convey or otherwise dispose of any of the assets used for collateral, provided that FCB is in compliance with the collateral maintenance requirement immediately following such disposition.

Under borrowing arrangements with the FRB, BancShares has access to the FRB Discount Window on a secured basis. There were no outstanding borrowings with the FRB Discount Window at December 31, 2024 or December 31, 2023.

In connection with the SVBB Acquisition, FCB and the FDIC entered into financing agreements, including the five-year Purchase Money Note of approximately $36.07 billion, and the Advance Facility Agreement, providing total advances available through March 27, 2025 of up to $70 billion. Refer to Note 2—Business Combinations for further discussion of these agreements and related collateral requirements and limits on usage.

NOTE 5 — ALLOWANCE FOR LOAN AND LEASE LOSSES

The ALLL is reported as a separate line item on the Consolidated Balance Sheets, while the reserve for off-balance sheet credit exposure is included in other liabilities, presented in Note 14—Other Liabilities. The provision or benefit for credit losses related to (i) loans and leases (ii) off-balance sheet credit exposure, and (iii) investment securities available for sale is reported in the Consolidated Statements of Income as provision or benefit for credit losses.

The Initial PCD ALLL for the SVBB Acquisition and the CIT Merger were established through a PCD Gross-Up and there were no corresponding increases to the provision for credit losses. The PCD Gross-Ups are discussed further in Note 1—Significant Accounting Policies and Basis of Presentation.

The initial ALLL for Non-PCD loans and leases acquired in the SVBB Acquisition and the CIT Merger were established through corresponding increases to the provision for credit losses (the "Day 2 Provision for Loan and Lease Losses").

The initial reserve for off-balance sheet credit exposure acquired in the SVBB Acquisition and the CIT Merger were established through a corresponding increase to the provision for off-balance sheet credit exposure (the "Day 2 Provision for Off-Balance Sheet Credit Exposure").

The ALLL activity for loans and leases is summarized in the following table:

Allowance for Loan and Lease Losses

dollars in millions	Year Ended December 31, 2024				Year Ended December 31, 2023			
	Commercial	Consumer	SVB	Total	Commercial	Consumer	SVB	Total
Balance at beginning of period	$ 1,126	$ 166	$ 455	$ 1,747	$ 789	$ 133	$ —	$ 922
Initial PCD ALLL	—	—	—	—	14	3	203	220
Day 2 Provision for Loan and Lease Losses	—	—	—	—	39	43	380	462
Provision for loan and lease losses	298	8	163	469	651	2	50	703
Total provision for loan and lease losses	298	8	163	469	690	45	430	1,165
Charge-offs	(407)	(30)	(220)	(657)	(414)	(28)	(196)	(638)
Recoveries	46	14	57	117	47	13	18	78
Balance at end of period	$ 1,063	$ 158	$ 455	$ 1,676	$ 1,126	$ 166	$ 455	$ 1,747

dollars in millions	Year Ended December 31, 2022			
	Commercial	Consumer	SVB	Total
Balance at beginning of period	$ 80	$ 98	$ —	$ 178
Initial PCD ALLL	258	14	—	272
Day 2 Provision for Loan and Lease Losses	432	22	—	454
Provision (benefit) for loan and lease losses	101	(4)	—	97
Total provision for loan and lease losses	533	18	—	551
Charge-offs	(126)	(20)	—	(146)
Recoveries	44	23	—	67
Balance at end of period	$ 789	$ 133	$ —	$ 922

The decrease in the ALLL at December 31, 2024 compared to December 31, 2023 was mainly due to changes in loan mix, improvements in the macroeconomic forecast, and decreases in specific reserves for individually evaluated loans. The mix shift was mostly within SVB loans and reflected increases in the global fund banking portfolio, which has a lower loss rate relative to the rest of our portfolios, and decreases in the investor dependent portfolios, which have higher loss rates. These decreases were partially offset by increases related to loan growth and a $20 million loan loss reserve for Helene.

The following table presents the components of the provision for credit losses:

Provision for Credit Losses

dollars in millions	Year Ended December 31,		
	2024	2023	2022
Day 2 Provision for Loan and Lease Losses	$ —	$ 462	$ 454
Provision for loan and lease losses	469	703	97
Total provision for loan and lease losses	469	1,165	551
Day 2 Provision for Off-Balance Sheet Credit Exposure	—	254	59
(Benefit) provision from off-balance sheet credit exposure	(38)	(44)	35
Total (benefit) provision for off-balance sheet credit exposure	(38)	210	94
Provision for credit losses	$ 431	$ 1,375	$ 645

NOTE 6 — LEASES

Lessee

BancShares' leases primarily include administrative offices and bank locations. Substantially all of our lease liabilities relate to United States real estate leases under operating lease arrangements. Our real estate leases have remaining lease terms of up to 33 years. Our lease terms may include options to extend or terminate the lease, and our operating leases have renewal terms that can extend from 1 to 25 years. The options are included in the lease term when it is determined that it is reasonably certain the option will be exercised.

The following table presents supplemental balance sheet information and remaining weighted average lease terms and discount rates:

Supplemental Lease Information

dollars in millions	Classification	December 31, 2024	December 31, 2023
Lease assets:			
Operating lease ROU assets	Other assets	$ 316	$ 354
Finance leases	Premises and equipment	15	9
Total lease assets		$ 331	$ 363
Lease liabilities:			
Operating leases	Other liabilities	$ 357	$ 396
Finance leases	Other borrowings	15	9
Total lease liabilities		$ 372	$ 405
Weighted-average remaining lease terms:			
Operating leases		7.4 years	8.1 years
Finance leases		11.7 years	15.4 years
Weighted-average discount rate:			
Operating leases		2.94 %	2.70 %
Finance leases		3.96	3.52

As of December 31, 2024, there were no leases that have not yet commenced that would have a material impact on BancShares' consolidated financial statements.

The following table presents components of lease cost:

Components of Net Lease Cost

dollars in millions	Classification	Year Ended December 31,		
		2024	2023	2022
Operating lease cost [1]	Occupancy expense	$ 76	$ 64	$ 58
Finance lease ROU asset amortization	Equipment expense	2	2	2
Variable lease cost [2]	Occupancy expense	28	25	12
Sublease income	Occupancy expense	(6)	(3)	(2)
Net lease cost [1], [2]		$ 100	$ 88	$ 70

[1] In addition, approximately $34 million and $6 million related to subleases or closures of leased real estate were included in acquisition-related expenses in the Consolidated Statements of Income for the years ended December 31, 2023 and December 31, 2022, respectively.
[2] Includes short-term lease cost.

Operating lease cost is recognized as a single lease cost on a straight-line basis over the lease term.

For finance leases, the ROU asset is amortized straight-line over the lease term as equipment expense and interest on the lease liability is recognized separately; however, interest on the lease liability was less than $1 million per year and is therefore not presented in the table above.

Variable lease cost includes common area maintenance, property taxes, utilities, and other operating expenses related to leased premises recognized in the period in which the expense was incurred. Certain of our lease agreements also include rental payments adjusted periodically for inflation. While lease liabilities are not remeasured because of these changes, these adjustments are treated as variable lease costs and recognized in the period in which the expense is incurred.

Sublease income results from leasing excess building space that BancShares is no longer utilizing under operating leases, which have remaining lease terms of up to 12 years.

The following table presents supplemental cash flow information related to leases:

Supplemental Cash Flow Information

dollars in millions	Year Ended December 31,					
	2024		**2023**		**2022**	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	77	$	63	$	54
Financing cash flows from finance leases		2		2		2
ROU assets obtained in exchange for new operating lease liabilities		28		69		19
ROU assets obtained in exchange for new finance lease liabilities		8		4		5

The following table presents lease liability maturities at December 31, 2024:

Maturity of Lease Liabilities

dollars in millions	**Operating Leases**	**Finance Leases**	**Total**
2025	68	3	71
2026	67	3	70
2027	56	2	58
2028	42	1	43
2029	37	1	38
Thereafter	124	10	134
Total undiscounted lease payments	394	20	414
Difference between undiscounted cash flows and discounted cash flows	37	5	42
Lease liabilities, at present value	357	15	372

Lessor

BancShares leases equipment to commercial end-users under operating lease and finance lease arrangements. The majority of operating lease equipment is long-lived rail equipment, which is typically leased several times over its life. We also lease technology and office equipment, and large and small industrial, medical, and transportation equipment under both operating leases and finance leases.

Our Rail operating leases typically do not include purchase options. Many of our finance leases, and other equipment operating leases, offer the lessee the option to purchase the equipment at fair market value or for a nominal fixed purchase option. Many of the leases that do not have a nominal purchase option include renewal provisions resulting in some leases continuing beyond the initial contractual term. Our leases typically do not include early termination options. Continued rent payments are due if leased equipment is not returned at the end of the lease.

The following table provides the net book value of operating lease equipment (net of accumulated depreciation of $941 million at December 31, 2024, which includes $4 million of impairment on operating lease equipment, and $658 million at December 31, 2023) by equipment type.

Operating Lease Equipment

dollars in millions	**December 31, 2024**		**December 31, 2023**	
Railcars and locomotives[1]	$	8,573	$	7,966
Other equipment		750		780
Total[1]	$	9,323	$	8,746

[1] *Includes off-lease rail equipment of $219 million at December 31, 2024 and $253 million at December 31, 2023.*

The following table presents the components of the finance lease net investment on a discounted basis:

Components of Net Investment in Finance Leases

dollars in millions		December 31, 2024		December 31, 2023
Lease receivables	$	1,764	$	1,780
Unguaranteed residual assets		235		262
Total net investment in finance leases		1,999		2,042
Leveraged lease net investment[1]		15		13
Total	$	2,014	$	2,055

[1] Leveraged leases are reported net of non-recourse debt of $2 million at December 31, 2024 and $5 million at December 31, 2023. Our leveraged lease arrangements commenced before the ASC 842, Leases, effective date of January 1, 2019, and continue to be reported under the leveraged lease accounting model. ASC 842 eliminated leveraged lease accounting for new leases and for existing leases modified on or after the standard's effective date.

The table that follows presents lease income related to BancShares' operating and finance leases:

Lease Income

dollars in millions		Year Ended December 31,				
		2024		**2023**		**2022**
Lease income – operating leases	$	966	$	895	$	796
Variable lease income – operating leases [1]		82		76		68
Rental income on operating leases		1,048		971		864
Interest income – sales type and direct financing leases		175		171		169
Variable lease income included in other noninterest income [2]		61		59		51
Interest income – leveraged leases		4		12		20
Total lease income	$	1,288	$	1,213	$	1,104

[1] Primarily includes per diem railcar operating lease rental income earned on a time or mileage usage basis.
[2] Includes revenue related to insurance coverage on leased equipment and leased equipment property tax reimbursements due from customers.

The following tables present lease payments due on non-cancellable operating leases and lease receivables due on finance leases at December 31, 2024. Excluded from these tables are variable lease payments, including rentals calculated based on asset usage levels, rentals from future renewal and re-leasing activity, and expected sales proceeds from remarketing equipment at lease expiration, all of which are components of lease profitability.

Maturity Analysis of Operating Lease Payments

dollars in millions		
2025	$	864
2026		713
2027		543
2028		361
2029		216
Thereafter		348
Total	$	3,045

Maturity Analysis of Lease Receivable Payments - Sales Type and Direct Financing Leases

dollars in millions		
2025	$	741
2026		541
2027		360
2028		205
2029		94
Thereafter		48
Total undiscounted lease receivables	$	1,989
Difference between undiscounted cash flows and discounted cash flows		225
Lease receivables, at present value	$	1,764

NOTE 7 — PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31, 2024 and 2023 are summarized as follows:

dollars in millions	Useful Life (years)	December 31, 2024	December 31, 2023
Land	indefinite	$ 407	$ 403
Premises and leasehold improvements	3 - 30	1,598	1,609
Furniture, equipment and software	2 - 15	1,629	1,260
Total		3,634	3,272
Less accumulated depreciation and amortization		1,628	1,395
Premises and equipment, net		$ 2,006	$ 1,877

Depreciation and amortization expense is included in equipment expense and net occupancy expense in the Consolidated Statements of Income and was $276 million, $225 million, and $142 million for the years ended December 31, 2024, 2023 and 2022, respectively.

For the year ended December 31, 2024, there were $22 million of impairment charges primarily on software and related projects, of which $9 million was included in acquisition-related expenses, with the remaining included in other noninterest expense. For the year ended December 31, 2023, there were $35 million of impairment charges primarily on software, of which $32 million was included in acquisition-related expenses, with the remaining amount included in other non-interest expense.

NOTE 8 — GOODWILL AND CORE DEPOSIT INTANGIBLES

Goodwill

BancShares had goodwill of $346 million at December 31, 2024 and 2023. There was no goodwill impairment during the years ended December 31, 2024, 2023, or 2022. Goodwill relates to the General Bank reporting unit.

Refer to Note 1—Significant Accounting Policies and Basis of Presentation for accounting policies and impairment testing related to goodwill and intangible assets.

Core Deposit Intangibles

Core deposit intangibles represent the estimated fair value of core deposits and other customer relationships acquired. Core deposit intangibles are being amortized over their estimated useful lives. The following tables summarize the activity for core deposit intangibles:

Core Deposit Intangibles

	Year Ended December 31,	
dollars in millions	2024	2023
Balance at beginning of period, net of accumulated amortization	$ 312	$ 140
Core deposit intangibles related to the SVBB Acquisition	—	230
Less: amortization for the period	63	58
Balance at end of period, net of accumulated amortization	$ 249	$ 312

The following table summarizes the accumulated amortization balance for core deposit intangibles:

Core Deposit Intangible Accumulated Amortization

dollars in millions	December 31, 2024	December 31, 2023
Gross balance	$ 501	$ 501
Less: accumulated amortization	252	189
Balance, net of accumulated amortization	$ 249	$ 312

The following table summarizes the expected amortization expense as of December 31, 2024 in subsequent periods for core deposit intangibles:

Core Deposit Intangible Expected Amortization

dollars in millions

2025	$	54
2026		46
2027		39
2028		34
2029		30
Thereafter		46
Balance, net of accumulated amortization	$	249

Intangible Liability

An intangible liability was recorded in other liabilities for net below market lessor lease contract rental rates related to the rail portfolio. This lease intangible is being amortized on a straight-line basis over the lease term, thereby increasing rental income (a component of noninterest income) over the remaining term of the lease agreements.

The following tables summarize the activity for the intangible liability:

Intangible Liability

	Year Ended December 31,			
dollars in millions	**2024**		**2023**	
Balance at January 1	$	24	$	36
Amortization		(6)		(12)
Balance at December 31, net of accumulated amortization	$	18	$	24

The following tables summarize the accumulated amortization balance for the intangible liability:

Intangible Liability Accumulated Amortization

dollars in millions	**December 31, 2024**		**December 31, 2023**	
Gross balance	$	52	$	52
Accumulated amortization		(34)		(28)
Balance, net of accumulated amortization	$	18	$	24

The following table summarizes the expected amortization as of December 31, 2024 in subsequent annual periods for the intangible liability:

Intangible Liability Amortization

dollars in millions

2025	$	4
2026		3
2027		3
2028		2
2029		2
Thereafter		4
	$	18

NOTE 9 — VARIABLE INTEREST ENTITIES

Unconsolidated VIEs

The table below provides a summary of the assets and liabilities included on the Consolidated Balance Sheets associated with unconsolidated VIEs. The table also presents our maximum exposure to loss which consists of outstanding book basis and unfunded commitments for future investments, and represents potential losses that would be incurred under hypothetical circumstances, such that the value of BancShares' interests and any associated collateral declines to zero and assuming no recovery. BancShares believes the possibility is remote under this hypothetical scenario; accordingly, this disclosure is not an indication of expected loss.

Unconsolidated VIEs Carrying Value

dollars in millions	December 31, 2024	December 31, 2023
Affordable housing tax credit investments	$ 2,357	$ 1,887
Other tax credit equity investments	2	3
Total tax credit equity investments	$ 2,359	$ 1,890
Other unconsolidated investments	157	162
Total affordable housing tax credit and other unconsolidated investments (maximum loss exposure) [1]	$ 2,516	$ 2,052
Liabilities for commitments to fund tax credit investments [2]	$ 1,214	$ 947

[1] Included in other assets.
[2] Represents commitments to invest in qualified affordable housing investments and other investments qualifying for community reinvestment tax credits. These commitments are payable on demand and are included in other liabilities.

We have investments in qualified affordable housing projects, primarily to support our CRA initiatives and obtain tax credits. These investments are accounted for using PAM and provide tax benefits in the form of tax deductions from operating losses and tax credits. Under PAM, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received, and the net investment performance is recognized on the Consolidated Statements of Income as a component of income tax expense.

The table below summarizes the amortization of our affordable housing tax credit investments and the related tax credits and other tax benefits that are recognized in income tax expense on the Consolidated Statements of Income.

Tax Credit Investments Recognized in Income Tax Expense

dollars in millions	Year Ended December 31,		
	2024	2023	2022
Amortization of affordable housing tax credit investments [1]	$ 237	$ 169	$ 60
Tax credits from affordable housing tax credit investments	(231)	(157)	(60)
Other tax benefits from affordable housing tax credit investments	(56)	(29)	(17)
Net income tax benefit from affordable housing tax credit investments [2]	$ (50)	$ (17)	$ (17)

[1] Amortization is included in depreciation, amortization, and accretion, net as an adjustment to reconcile net income to net cash provided by operating activities on the Consolidated Statements of Cash Flows.
[2] Net income tax benefit impact is included in net income in cash flows from operating activities on the Consolidated Statements of Cash Flows. Changes in income taxes payable are reported in the net change in other liabilities as an adjustment to reconcile net income to net cash provided by operating activities.

Refer to Note 1—Significant Accounting Policies and Basis of Presentation for additional information on accounting for VIEs, including PAM.

NOTE 10 — OTHER ASSETS

The following table includes the components of other assets:

Other Assets

dollars in millions	December 31, 2024	December 31, 2023
Affordable housing tax credit and other unconsolidated investments [1]	$ 2,516	$ 2,052
Accrued interest receivable	902	832
Fair value of derivative financial instruments	660	640
Pension and other retirement plan assets	658	568
Right of use assets for operating leases, net	316	354
Income tax receivable	505	209
Counterparty receivables	69	114
Bank-owned life insurance	106	105
Nonmarketable equity securities	127	103
Other real estate owned	56	58
Mortgage servicing rights	27	25
Federal Home Loan Bank stock	20	20
Other	778	777
Total other assets	$ 6,740	$ 5,857

[1] Refer to Note 9—Variable Interest Entities for additional information.

NOTE 11 — DEPOSITS

The following table provides detail on deposit types:

Deposit Types

dollars in millions	December 31, 2024	December 31, 2023
Noninterest-bearing demand	$ 38,633	$ 39,799
Checking with interest	25,343	23,754
Money market	35,722	30,625
Savings	42,278	35,244
Time	13,253	16,432
Total deposits	$ 155,229	$ 145,854

At December 31, 2024, the scheduled maturities of time deposits were:

Deposit Maturities

dollars in millions

Twelve months ended December 31,	
2025	$ 12,724
2026	445
2027	39
2028	23
2029	22
Thereafter	—
Total time deposits	$ 13,253

Time deposits with a denomination of $250,000 or more were $3.80 billion and $4.16 billion at December 31, 2024 and 2023, respectively.

NOTE 12 — BORROWINGS

Short-term Borrowings

Securities Sold under Agreements to Repurchase
BancShares held $367 million and $485 million at December 31, 2024 and 2023, respectively, of securities sold under agreements to repurchase that have overnight contractual maturities and are collateralized by government agency securities. The weighted average interest rate for securities sold under agreements to repurchase was 0.59% and 0.43% at December 31, 2024 and 2023, respectively.

BancShares utilizes securities sold under agreements to repurchase to facilitate the needs for collateralization of commercial customers and secure wholesale funding needs. Repurchase agreements are transactions whereby BancShares offers to sell to a counterparty an undivided interest in an eligible security at an agreed upon purchase price, and which obligates BancShares to repurchase the security at an agreed upon date, repurchase price and interest rate. These agreements are recorded at the amount of cash received in connection with the transactions and are reflected as securities sold under customer repurchase agreements.

BancShares monitors collateral levels on a continuous basis and maintains records of each transaction specifically describing the applicable security and the counterparty's fractional interest in that security, and segregates the security from general assets in accordance with regulations governing custodial holdings of securities. The primary risk with repurchase agreements is market risk associated with the investments securing the transactions, as additional collateral may be required based on fair value changes of the underlying investments. Securities pledged as collateral under repurchase agreements are maintained with safekeeping agents. The carrying value of investment securities pledged as collateral under repurchase agreements was $435 million and $502 million at December 31, 2024 and 2023, respectively.

Long-term Borrowings
The following table presents long-term borrowings, net of the respective unamortized purchase accounting adjustments and issuance costs, at December 31, 2024 and 2023:

Long-term Borrowings

dollars in millions	Maturity	December 31, 2024	December 31, 2023
Parent Company:			
Subordinated:			
Fixed-to-Floating subordinated notes at 3.375%	March 2030	$ 350	$ 349
Junior subordinated debentures (FCB/SC Capital Trust II)[1]	June 2034	—	18
Subsidiaries:			
Senior:			
Senior unsecured fixed-to-floating rate notes at 2.969%[2]	September 2025	—	318
Fixed senior unsecured notes at 6.00%	April 2036	58	59
Subordinated:			
Fixed subordinated notes at 6.125%	March 2028	445	460
Fixed-to-Fixed subordinated notes at 4.125%[3]	November 2029	—	101
Junior subordinated debentures (SCB Capital Trust I)[1]	April 2034	—	10
Secured:			
Purchase Money Note to FDIC fixed at 3.50% [4]	March 2028	35,816	35,846
Capital lease obligations	Maturities through May 2057	15	8
Total long-term borrowings		$ 36,684	$ 37,169

[1] The borrowings were called during the first quarter of 2024, resulting in a $2 million loss on extinguishment of debt for the year ended December 31, 2024.
[2] Included a callable feature one year prior to maturity and the debt was redeemed in September 2024.
[3] Included an optional redemption feature five years prior to maturity which was exercised in November 2024.
[4] Issued in connection with the SVBB Acquisition and secured by collateral. Refer to Note 2—Business Combinations and Note 4—Loans and Leases.

Contractual maturities of long-term borrowings (borrowings with original maturities of more than one year) at December 31, 2024 are included in the following table.

Long-term Borrowings Maturities

dollars in millions

Year Ended December 31, [1]		
2025	$	(36)
2026		(39)
2027		(39)
2028		36,380
2029		1
Thereafter		417
Total long-term borrowings	$	36,684

[1] *Amounts in this table include amortization and accretion of purchase accounting adjustments based on the scheduled periods of recognition.*

Pledged Assets

Refer to the "Loans Pledged" section in Note 4—Loans and Leases for information on loans pledged as collateral to secure borrowings.

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS

Our derivatives designated as hedging instruments include interest rate swap contracts utilized to manage our interest rate exposure for items on our Consolidated Balance Sheets. This includes floating-rate loan portfolio cash flow hedges and fair value hedges of our fixed-rate borrowings and deposits.

Our derivatives not designated as hedging instruments mainly include interest rate and foreign exchange contracts that our customers utilized for their risk management needs. We typically manage our exposure to these customer derivatives by entering into offsetting or "back-to-back" interest rate and foreign exchange contracts with third-party dealers.

Derivative instruments that are cleared through certain central counterparty clearing houses are settled-to-market and reported net of collateral positions.

For further information on accounting for derivatives and hedging, refer to Note 1—Significant Accounting Policies and Basis of Presentation.

The following table presents notional amounts and fair values of derivative financial instruments:

Notional Amount and Fair Value of Derivative Financial Instruments

dollars in millions	December 31, 2024			December 31, 2023		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives designated as hedging instruments (Qualifying hedges)						
Fair Value Hedges						
Interest rate contracts hedging time deposits	$ 334	$ —	$ —	$ —	$ —	$ —
Interest rate contracts hedging long-term borrowings	750	—	—	815	—	—
Total fair value hedges [1] [4]	1,084	—	—	815	—	—
Cash Flow Hedges						
Interest rate contracts hedging loans [1] [4]	3,500	1	—	—	—	—
Total derivatives designated as hedging instruments	$ 4,584	$ 1	$ —	$ 815	$ —	$ —
Derivatives not designated as hedging instruments (Non-qualifying hedges)						
Interest rate contracts [1] [4]	$ 26,235	$ 491	$ (516)	$ 24,548	$ 530	$ (518)
Foreign exchange contracts [2]	7,843	152	(108)	9,142	104	(117)
Other contracts [3]	1,316	16	(1)	983	6	(1)
Total derivatives not designated as hedging instruments	$ 35,394	$ 659	$ (625)	$ 34,673	$ 640	$ (636)
Gross derivatives fair values presented in the Consolidated Balance Sheets		$ 660	$ (625)		$ 640	$ (636)
Less: gross amounts offset in the Consolidated Balance Sheets		—	—		—	—
Net amount presented in other assets and other liabilities in the Consolidated Balance Sheets		660	(625)		640	(636)
Less: amounts subject to master netting agreements [5]		(48)	48		(97)	97
Less: cash collateral pledged (received) subject to master netting agreements [6]		(539)	2		(405)	39
Total net derivative fair value		$ 73	$ (575)		$ 138	$ (500)

[1] Fair value balances include accrued interest.

[2] The foreign exchange contracts exclude foreign exchange spot contracts. The notional and net fair value amounts of these contracts were $177 million and $0 million, respectively, as of December 31, 2024, and $179 million and $0 million, respectively, as of December 31, 2023.

[3] Other derivative contracts not designated as hedging instruments include risk participation agreements and equity warrants.

[4] BancShares accounts for swap contracts cleared by the Chicago Mercantile Exchange and LCH Clearnet as "settled-to-market." As a result, the derivative asset and liability fair values in the table above are presented net of the variation margin payments. Therefore, the gross derivative assets and liabilities were "netted down" by $83 million and $22 million, respectively, at December 31, 2024, which includes $14 million and $0 million relating to qualifying hedges, respectively. Gross derivative assets and liabilities were "netted down" by $66 million and $37 million, respectively, at December 31, 2023, which includes $4 million and $0 million, respectively, relating to qualifying hedges.

[5] BancShares' derivative transactions are governed by International Swaps and Derivatives Association ("ISDA") agreements that allow for net settlements of certain payments as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. BancShares believes its ISDA agreements meet the definition of a master netting arrangement or similar agreement for purposes of the above disclosure.

[6] In conjunction with the ISDA agreements described above, BancShares has entered into collateral arrangements with its counterparties, which provide for the exchange of cash depending on the change in the market valuation of the derivative contracts outstanding. Such collateral is available to be applied in settlement of the net balances upon an event of default of one of the counterparties. Collateral pledged or received is included in other assets or deposits, respectively.

Fair Value Hedges

The following table presents the impact of fair value hedges recorded in interest expense on the Consolidated Statements of Income:

Recognized Gains (Losses) on Fair Value Hedges

dollars in millions		Year Ended December 31,		
	Interest Expense	2024	2023	2022
Gain on hedging instruments - time deposits	Deposits	$ —	$ —	$ —
(Loss) gain on hedging instruments - borrowings	Borrowings	(4)	4	—
Loss on hedged item - time deposits	Deposits	(1)	—	—
Gain (loss) on hedged item - borrowings	Borrowings	3	(5)	—
Net loss on fair value hedges	Total interest expense	$ (2)	$ (1)	$ —

The following table presents the carrying value of hedged items and associated cumulative hedging adjustment related to fair value hedges:

Carrying Value of Hedged Items

dollars in millions	Carrying Value of Hedged Items	Cumulative Fair Value Hedging Adjustment Included in the Carrying Value of Hedged Items	
		Currently Designated	No Longer Designated
December 31, 2024			
Long-term borrowings	$ 795	$ 2	$ —
Deposits	335	1	—
December 31, 2023			
Long-term borrowings	879	5	—

Cash Flow Hedges

The following table presents the pretax unrealized gain on hedging instruments in cash flow hedges, which are reported in other comprehensive income, and the pretax amount reclassified from AOCI to earnings:

Unrealized Gain on Cash Flow Hedges

dollars in millions	Year Ended December 31,		
	2024	2023	2022
Other comprehensive income on cash flow hedge derivatives before reclassifications	$ 11	$ —	$ —
Amounts reclassified from AOCI to earnings	—	—	—
Other comprehensive income on cash flow hedge derivatives	$ 11	$ —	$ —

The following table presents other information for cash flow hedges:

Other Information for Cash Flow Hedges

dollars in millions	December 31, 2024	December 31, 2023
Unrealized gain on cash flow hedge derivatives reported in AOCI, net of income taxes	$ 8	$ —
Estimate to be reclassified from AOCI to earnings during the next 12 months, net of income taxes [1]	$ 7	$ —
Maximum number of months over which forecasted cash flows are hedged	24	—

[1] Reclassified amounts could differ from amounts actually recognized due to items such as changes in interest rates, hedge de-designations and the addition of other hedges.

Non-Qualifying Hedges

The following table presents gains on non-qualifying hedges recognized on the Consolidated Statements of Income:

Gains (Losses) on Non-Qualifying Hedges

dollars in millions	Amounts Recognized	Year Ended December 31,		
		2024	2023	2022
Interest rate contracts	Other noninterest income	$ 22	$ 32	$ 12
Foreign currency forward contracts	Other noninterest income	59	(8)	20
Other contracts	Other noninterest income	2	1	1
Total non-qualifying hedges - income statement impact		$ 83	$ 25	$ 33

Refer to Note 15—Fair Value for further information on derivatives.

NOTE 14 — OTHER LIABILITIES

The following table includes the components of other liabilities:

Other Liabilities

dollars in millions	December 31, 2024	December 31, 2023
Deferred taxes [1]	$ 3,534	$ 3,579
Commitments to fund tax credit investments	1,214	947
Accrued personnel cost	1,024	924
Fair value of derivative financial instruments	625	636
Lease liabilities	357	396
Reserve for off-balance sheet credit exposure	278	316
Accrued interest payable	134	137
Accounts payable and other	1,030	971
Total other liabilities	$ 8,196	$ 7,906

[1] *Primarily includes deferred taxes associated with the SVBB Acquisition as further discussed in Note 2—Business Combinations. Also includes UTB accruals as further discussed in Note 20—Income Taxes.*

NOTE 15 — FAIR VALUE

Fair Value Hierarchy

BancShares measures certain financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels.

Assets and liabilities are recorded at fair value according to a fair value hierarchy comprised of three levels. The levels are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The level within the fair value hierarchy for an asset or liability is based on the lowest level of input significant to the fair value measurement with Level 1 inputs considered highest and Level 3 inputs considered lowest. A brief description of each input level follows:

- Level 1 inputs are quoted prices in active markets for identical assets and liabilities.

- Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted prices observable for the assets or liabilities and market corroborated inputs.

- Level 3 inputs are unobservable inputs for the asset or liability. These unobservable inputs and assumptions reflect the estimates market participants would use in pricing the asset or liability.

Assets and Liabilities Measured at Fair Value - Recurring Basis

dollars in millions

	December 31, 2024			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets				
Investment securities available for sale				
U.S. Treasury	$ 13,903	$ —	$ 13,903	$ —
Government agency	77	—	77	—
Residential mortgage-backed securities	15,620	—	15,620	—
Commercial mortgage-backed securities	3,666	—	3,666	—
Corporate bonds	467	—	299	168
Municipal bonds	17	—	17	—
Total investment securities available for sale	$ 33,750	$ —	$ 33,582	$ 168
Marketable equity securities	101	48	53	—
Loans held for sale	55	—	55	—
Derivative assets [1]				
Total qualifying hedge assets	$ 1	$ —	$ 1	$ —
Interest rate contracts — non-qualifying hedges	$ 491	$ —	$ 490	$ 1
Foreign exchange contracts — non-qualifying hedges	152	—	152	—
Other derivative contracts — non-qualifying hedges	16	—	—	16
Total non-qualifying hedge assets	$ 659	$ —	$ 642	$ 17
Total derivative assets	$ 660	$ —	$ 643	$ 17
Liabilities				
Derivative liabilities [1]				
Interest rate contracts — qualifying hedges	$ —	$ —	$ —	$ —
Interest rate contracts — non-qualifying hedges	$ 516	$ —	$ 516	$ —
Foreign exchange contracts — non-qualifying hedges	108	—	108	—
Other derivative contracts — non-qualifying hedges	1	—	—	1
Total non-qualifying hedge liabilities	$ 625	$ —	$ 624	$ 1
Total derivative liabilities	$ 625	$ —	$ 624	$ 1

	December 31, 2023			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets				
Investment securities available for sale				
U.S. Treasury	$ 10,508	$ —	$ 10,508	$ —
Government agency	117	—	117	—
Residential mortgage-backed securities	6,686	—	6,686	—
Commercial mortgage-backed securities	2,131	—	2,131	—
Corporate bonds	482	—	325	157
Municipal bonds	12	—	12	—
Total investment securities available for sale	$ 19,936	$ —	$ 19,779	$ 157
Marketable equity securities	84	36	48	—
Loans held for sale	38	—	38	—
Derivative assets [1]				
Interest rate contracts — qualifying hedges	$ —	$ —	$ —	$ —
Interest rate contracts — non-qualifying hedges	$ 530	$ —	$ 529	$ 1
Foreign exchange contracts — non-qualifying hedges	104	—	104	—
Other derivative contracts — non-qualifying hedges	6	—	—	6
Total non-qualifying hedge assets	$ 640	$ —	$ 633	$ 7
Total derivative assets	$ 640	$ —	$ 633	$ 7
Liabilities				
Derivative liabilities [1]				
Interest rate contracts — qualifying hedges	$ —	$ —	$ —	$ —
Interest rate contracts — non-qualifying hedges	$ 518	$ —	$ 518	$ —
Foreign exchange contracts — non-qualifying hedges	117	—	117	—
Other derivative contracts — non-qualifying hedges	1	—	—	1
Total non-qualifying hedge liabilities	$ 636	$ —	$ 635	$ 1
Total derivative liabilities	$ 636	$ —	$ 635	$ 1

[1] *Derivative fair values include accrued interest.*

The methods and assumptions used to estimate the fair value of each class of financial instruments measured at fair value on a recurring basis are as follows:

Investment securities available for sale. The fair value of U.S. Treasury, government agency, mortgage-backed securities, municipal bonds, and a portion of the corporate bonds are generally estimated using a third-party pricing service. To obtain an understanding of the processes and methodologies used, management reviews correspondence from the third-party pricing service. Management also performs a price variance analysis process to corroborate the reasonableness of prices. The third-party provider evaluates securities based on comparable investments with trades and market data and will utilize pricing models which use a variety of inputs, such as benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers as needed. These securities are generally classified as Level 2. The remaining corporate bonds held are generally measured at fair value based on indicative bids from broker-dealers using inputs that are not directly observable. These securities are classified as Level 3.

Marketable equity securities. Equity securities are measured at fair value using observable closing prices. The valuation also considers the amount of market activity by examining trade volume. Equity securities are classified as Level 1 if they are traded in an active market and as Level 2 if the observable closing price is from a less than active market.

Loans held for sale. Certain residential real estate loans originated for sale to investors are carried at fair value based on quoted market prices for similar types of loans. Accordingly, the inputs used to calculate fair value of originated residential real estate loans held for sale are considered Level 2 inputs.

Derivative Assets and Liabilities. Derivatives were valued using models that incorporate inputs depending on the type of derivative. Other than the fair value of equity warrants and credit derivatives, which were estimated using Level 3 inputs, most derivative instruments were valued using Level 2 inputs based on observed pricing for similar assets and liabilities and model-based valuation techniques for which all significant assumptions are observable in the market. Refer to Note 13—Derivative Financial Instruments for notional amounts and fair values.

The following tables summarize information about significant unobservable inputs related to BancShares' categories of Level 3 financial assets and liabilities measured on a recurring basis:

Quantitative Information About Level 3 Fair Value Measurements - Recurring Basis

dollars in millions

Financial Instrument	Estimated Fair Value		Valuation Technique	Significant Unobservable Inputs
	December 31, 2024	December 31, 2023		
Assets				
Corporate bonds	$ 168	$ 157	Indicative bid provided by broker	Multiple factors, including but not limited to, current operations, financial condition, cash flows, and recently executed financing transactions related to the issuer.
Interest rate & other derivative — non-qualifying hedges	$ 17	$ 7	Internal valuation model	Multiple factors, including but not limited to, private company valuation, illiquidity discount, and estimated life of the instrument.
Liabilities				
Interest rate & other derivative — non-qualifying hedges	$ 1	$ 1	Internal valuation model	Not material

The following table summarizes the changes in estimated fair value for all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

Changes in Estimated Fair Value of Level 3 Financial Assets and Liabilities - Recurring Basis

dollars in millions	Year Ended December 31, 2024			Year Ended December 31, 2023		
	Corporate Bonds	Other Derivative Assets — Non-Qualifying	Other Derivative Liabilities — Non-Qualifying	Corporate Bonds	Other Derivative Assets — Non-Qualifying	Other Derivative Liabilities — Non-Qualifying
Beginning balance	$ 157	$ 7	$ 1	$ 174	$ —	$ —
Purchases	—	9	—	—	6	—
Changes in fair value included in earnings	(1)	2	—	—	1	—
Changes in fair value included in comprehensive income	12	—	—	(8)	—	—
Transfers in	—	—	—	—	—	1
Maturity and settlements	—	(1)	—	(9)	—	—
Ending balance	$ 168	$ 17	$ 1	$ 157	$ 7	$ 1

Fair Value Option

The following table summarizes the difference between the aggregate fair value and the UPB for residential mortgage loans originated for sale measured at fair value:

Aggregate Fair Value and UPB - Residential Mortgage Loans

dollars in millions	December 31, 2024			December 31, 2023		
	Fair Value	Unpaid Principal Balance	Difference	Fair Value	Unpaid Principal Balance	Difference
Originated loans held for sale	$ 55	$ 54	$ 1	$ 38	$ 37	$ 1

BancShares has elected the fair value option for residential mortgage loans originated for sale. This election reduces certain timing differences in the Consolidated Statements of Income and better aligns with the management of the portfolio from a business perspective. The changes in fair value that were recorded as a component of mortgage income were insignificant for the year ended December 31, 2024 and 2023. Interest earned on loans held for sale is recorded within interest income on loans and leases in the Consolidated Statements of Income.

No originated loans held for sale were 90 or more days past due or on nonaccrual status as of December 31, 2024 or December 31, 2023.

Assets Measured at Estimated Fair Value on a Non-recurring Basis

Certain assets or liabilities are required to be measured at estimated fair value on a non-recurring basis subsequent to initial recognition. Generally, these adjustments are the result of LOCOM or other impairment accounting. The following table presents carrying value of assets measured at estimated fair value on a non-recurring basis for which gains and losses have been recorded in the periods. The gains and losses reflect amounts recorded for the respective periods, regardless of whether the asset is still held at period end.

Assets Measured at Fair Value - Non-recurring Basis

dollars in millions	Fair Value Measurements				Total Gains (Losses)
	Total	Level 1	Level 2	Level 3	
December 31, 2024					
Assets held for sale - loans	$ 13	$ —	$ —	$ 13	$ (7)
Loans - collateral dependent loans	388	—	—	388	(171)
Other real estate owned	16	—	—	16	6
Total	$ 417	$ —	$ —	$ 417	$ (172)
December 31, 2023					
Assets held for sale - loans	$ 12	$ —	$ —	$ 12	$ (4)
Loans - collateral dependent loans	265	—	—	265	(131)
Other real estate owned	16	—	—	16	4
Total	$ 293	$ —	$ —	$ 293	$ (131)

Certain other assets are adjusted to their fair value on a non-recurring basis, including certain loans, OREO, and goodwill, which are periodically tested for impairment. Most loans held for investment, deposits, and borrowings are not reported at fair value.

The methods and assumptions used to estimate the fair value of each class of financial instruments measured at fair value on a non-recurring basis are as follows:

Assets held for sale - loans. Loans held for investment subsequently transferred to held for sale are carried at the LOCOM. When available, the fair values for the transferred loans are based on quoted prices from the purchase commitments for the individual loans being transferred and are considered Level 1 inputs. The fair value of Level 2 assets was primarily estimated based on prices of recent trades of similar assets. For other loans held for sale, the fair value of Level 3 assets was primarily measured under the income approach using the discounted cash flow model based on Level 3 inputs including discount rate or the price of committed trades. Gains and losses are recorded in noninterest income.

Loans - collateral dependent loans. The population of Level 3 loans measured at fair value that are experiencing financial difficulty and are on a non-recurring basis includes collateral-dependent loans evaluated individually. Collateral values are determined using appraisals or other third-party value estimates of the subject property discounted based on estimated selling costs, and adjustments for other external factors that may impact the marketability of the collateral. Gains and losses generally reflect the required net provision and charge-offs specific to the loans included in the population for the respective periods and are recorded in the provision for credit losses.

Other real estate owned. OREO is carried at LOCOM. OREO asset valuations are determined by using appraisals or other third-party value estimates of the subject property with discounts, generally between 6% and 10%, applied for estimated selling costs and other external factors that may impact the marketability of the property. At December 31, 2024 and December 31, 2023, the weighted average discount applied was 9.45% and 8.59%, respectively. Changes to the value of the assets between scheduled valuation dates are monitored through continued communication with brokers and monthly reviews by the asset manager assigned to each asset. If there are any significant changes in the market or the subject property, valuations are adjusted or new appraisals are ordered to ensure the reported values reflect the most current information. Refer to Note 1— Significant Accounting Policies and Basis of Presentation for further accounting information.

Financial Instruments Fair Value

The table below presents the carrying values and estimated fair values for financial instruments, excluding leases and certain other assets and liabilities for which these disclosures are not required.

Carrying Values and Fair Values of Financial Assets and Liabilities

dollars in millions

	Carrying Value	Estimated Fair Value			
December 31, 2024		Level 1	Level 2	Level 3	Total
Financial Assets					
Cash and due from banks	$ 814	$ 814	$ —	$ —	$ 814
Interest-earning deposits at banks	21,364	21,364	—	—	21,364
Securities purchased under agreements to resell	158	—	158	—	158
Investment in marketable equity securities	101	48	53	—	101
Investment securities available for sale	33,750	—	33,582	168	33,750
Investment securities held to maturity	10,239	—	8,702	—	8,702
Loans held for sale	82	—	55	27	82
Net loans	136,567	—	1,463	133,409	134,872
Accrued interest receivable	902	—	902	—	902
Federal Home Loan Bank stock	20	—	20	—	20
Mortgage servicing rights	27	—	—	47	47
Derivative assets - qualifying hedges	1	—	1	—	1
Derivative assets - non-qualifying hedges	659	—	642	17	659
Financial Liabilities					
Deposits with no stated maturity	141,976	—	141,976	—	141,976
Time deposits	13,253	—	13,247	—	13,247
Credit balances of factoring clients	1,016	—	—	1,016	1,016
Securities sold under customer repurchase agreements	367	—	367	—	367
Long-term borrowings	36,669	—	36,220	—	36,220
Accrued interest payable	134	—	134	—	134
Derivative liabilities - qualifying hedges	—	—	—	—	—
Derivative liabilities - non-qualifying hedges	625	—	624	1	625

	Carrying Value	Estimated Fair Value			
December 31, 2023		Level 1	Level 2	Level 3	Total
Financial Assets					
Cash and due from banks	$ 908	$ 908	$ —	$ —	$ 908
Interest-earning deposits at banks	33,609	33,609	—	—	33,609
Securities purchased under agreements to resell	473	—	473	—	473
Investment in marketable equity securities	84	36	48	—	84
Investment securities available for sale	19,936	—	19,779	157	19,936
Investment securities held to maturity	9,979	—	8,503	—	8,503
Loans held for sale	73	—	38	35	73
Net loans	129,545	—	1,479	125,217	126,696
Accrued interest receivable	832	—	832	—	832
Federal Home Loan Bank stock	20	—	20	—	20
Mortgage servicing rights	25	—	—	42	42
Derivative assets - qualifying hedges	—	—	—	—	—
Derivative assets - non-qualifying hedges	640	—	633	7	640
Financial Liabilities					
Deposits with no stated maturity	129,427	—	129,427	—	129,427
Time deposits	16,427	—	16,416	—	16,416
Credit balances of factoring clients	1,089	—	—	1,089	1,089
Securities sold under customer repurchase agreements	485	—	485	—	485
Long-term borrowings	37,160	—	36,816	—	36,816
Accrued interest payable	137	—	137	—	137
Derivative liabilities - qualifying hedges	—	—	—	—	—
Derivative liabilities - non-qualifying hedges	636	—	635	1	636

The methods and assumptions used to estimate the fair value of each class of financial instruments not discussed elsewhere are as follows:

Interest-earning Deposits at Banks. The carrying value of interest-earning deposits at banks approximates its fair value due to its short-term nature. The balances at December 31, 2024 and December 31, 2023 included $211 million and $211 million, respectively, as a required minimum deposit under the Advance Facility Agreement.

Net loans. The carrying value of net loans is net of the ALLL. Loans are generally valued by discounting expected cash flows using market inputs with adjustments based on cohort level assumptions for certain loan types as well as internally developed estimates at a business segment level. Due to the significance of the unobservable market inputs and assumptions, as well as the absence of a liquid secondary market for most loans, these loans are classified as Level 3. Certain loans are measured based on observable market prices sourced from external data providers and classified as Level 2. Nonaccrual loans are written down and reported at their estimated recovery value, which approximates their fair value, and classified as Level 3.

Securities Purchased Under Agreements to Resell. The fair value of securities purchased under agreements to resell equal the carrying value due to the short term nature, generally overnight, and therefore present an insignificant risk of change in fair value due to changes in market interest rate, and classified as Level 2.

Investment securities held to maturity. BancShares' portfolio of debt securities held to maturity consists of mortgage-backed securities issued by government agencies and government sponsored entities, U.S. Treasury notes, unsecured bonds issued by government agencies and government sponsored entities, and securities issued by the Supranational Entities & Multilateral Development Banks. We primarily use prices obtained from pricing services to determine the fair value of securities, which are Level 2 inputs.

FHLB stock. The carrying amount of FHLB stock is a reasonable estimate of fair value, as these securities are not readily marketable and are evaluated for impairment based on the ultimate recoverability of the par value. BancShares considers positive and negative evidence, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of the par value. BancShares investment in FHLB stock is ultimately recoverable at par. The inputs used in the fair value measurement for the FHLB stock are considered Level 2 inputs.

Mortgage servicing rights. The fair value of MSRs is determined using a pooling methodology. Similar loans are pooled together and a model which relies on discount rates, estimates of prepayment rates and the weighted average cost to service the loans is used to determine the fair value. The inputs used in the fair value measurement for MSRs are considered Level 3 inputs.

Deposits. The estimated fair value of deposits with no stated maturity, such as demand deposit accounts, money market accounts, and savings accounts was the amount payable on demand at the reporting date. The fair value of time deposits was estimated based on a discounted cash flow technique using Level 2 inputs appropriate to the contractual maturity.

Credit balances of factoring clients. The impact of the time value of money from the unobservable discount rate for credit balances of factoring clients is inconsequential due to the short term nature of these balances, therefore, the fair value approximated carrying value, and the credit balances are classified as Level 3.

Short-term borrowed funds. Includes repurchase agreements. The fair value approximates carrying value and are classified as Level 2.

Long-term borrowings. For certain long-term senior and subordinated unsecured borrowings, the fair values are sourced from a third-party pricing service. The fair values of other long-term borrowings are determined by discounting future cash flows using current interest rates for similar financial instruments. The inputs used in the fair value measurement for FHLB borrowings, senior and subordinated debentures, and other borrowings are classified as Level 2.

For all other financial assets and financial liabilities, the carrying value is a reasonable estimate of the fair value as of December 31, 2024 and December 31, 2023. The carrying value and fair value for these assets and liabilities are equivalent because they are relatively short-term in nature and there is no interest rate or credit risk that would cause the fair value to differ from the carrying value. Cash and due from banks, and interest-earning deposits at banks, are classified on the fair value hierarchy as Level 1. Accrued interest receivable and accrued interest payable are classified as Level 2.

Refer to Note 1—Significant Accounting Policies and Basis of Presentation for further descriptions of accounting policies related to certain of these assets and liabilities.

NOTE 16 — STOCKHOLDERS' EQUITY

A roll forward of common stock activity is presented in the following table:

Number of Shares of Common Stock

	December 31, 2024		December 31, 2023	
	Outstanding		Outstanding	
	Class A	Class B	Class A	Class B
Common stock - beginning of period	13,514,933	1,005,185	13,501,017	1,005,185
Shares purchased under authorized repurchase plan	(814,641)	—	—	—
Restricted stock units vested, net of shares held to cover taxes	12,144	—	13,916	—
Common stock - end of period	12,712,436	1,005,185	13,514,933	1,005,185

Common Stock
The Parent Company has Class A common stock and Class B Common stock, each with a par value of $1. Class A common stockholders have one vote per share while Class B common stockholders have 16 votes per share.

Restricted Stock Units
Refer to Note 21—Employee Benefit Plans for discussion of the RSUs.

Non-Cumulative Perpetual Preferred Stock

BancShares has Series A, Series B, and Series C preferred stock.

On March 12, 2020, BancShares issued and sold an aggregate of 13,800,000 depositary shares, each representing a 1/40th interest in a share of 5.375% non-cumulative perpetual preferred stock, series A preferred stock (equivalent to $1,000 per share of the Series A preferred stock) for a total of $345 million.

CIT Series A and CIT Series B preferred stock automatically converted into the right to receive one share of BancShares' Series B preferred stock and BancShares Series C preferred stock, respectively.

The following table summarizes BancShares' non-cumulative perpetual preferred stock:

Preferred Stock

dollars in millions, except per share and par value data

Preferred Stock	Issuance Date	Earliest Redemption Date	Par Value	Shares Authorized, Issued and Outstanding	Liquidation Preference Per Share	Total Liquidation Preference	Dividend
Series A	March 12, 2020	March 15, 2025	$ 0.01	345,000	$ 1,000	$ 345	5.375%
Series B[1]	January 3, 2022	January 4, 2027	0.01	325,000	1,000	325	SOFR + 3.972%
Series C	January 3, 2022	January 4, 2027	0.01	8,000,000	25	200	5.625%

[1] *Upon conversion to SOFR in 2023, BancShares began paying a credit spread adjustment in addition to the stated dividend.*

Dividends on BancShares Series A, B, and C preferred stock (together, "BancShares Preferred Stock") will be paid when, as, and if declared by the Board of Directors of the Parent Company, or a duly authorized committee thereof, to the extent that the Parent Company has lawfully available funds to pay dividends. If declared, dividends with respect to the BancShares Preferred Stock will accrue and be payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year. Dividends on the BancShares Preferred Stock will not be cumulative.

The Parent Company may redeem the BancShares Preferred Stock at its option, and subject to any required regulatory approval, at a redemption price equal to the "Liquidation Preference Per Share" in the table above, plus any declared and unpaid dividends to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any dividend payment date on or after the "Earliest Redemption Date" in the table above, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event.

NOTE 17 — ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following table details the components of AOCI:

Components of Accumulated Other Comprehensive (Loss) Income

dollars in millions

	December 31, 2024			December 31, 2023		
	Pretax	Income Taxes	Net of Income Taxes	Pretax	Income Taxes	Net of Income Taxes
Unrealized loss on securities available for sale	$ (762)	$ 178	$ (584)	$ (752)	$ 175	$ (577)
Unrealized loss on securities available for sale transferred to held to maturity	(6)	2	(4)	(7)	2	(5)
Defined benefit pension items	182	(47)	135	122	(31)	91
Unrealized gain on cash flow hedge derivatives	11	(3)	8	—	—	—
Total accumulated other comprehensive loss	$ (575)	$ 130	$ (445)	$ (637)	$ 146	$ (491)

The following table details the changes in the components of AOCI, net of income taxes:

Changes in Accumulated Other Comprehensive (Loss) Income by Component

dollars in millions

	Unrealized loss on securities available for sale	Unrealized loss on securities available for sale transferred to held to maturity	Defined benefit pension items	Unrealized gain on cash flow hedge derivatives	Total accumulated other comprehensive loss
Balance as of December 31, 2023	$ (577)	$ (5)	$ 91	$ —	$ (491)
AOCI activity before reclassifications	(7)	—	44	8	45
Amounts reclassified from AOCI to earnings	—	1	—	—	1
Other comprehensive (loss) income for the period	(7)	1	44	8	46
Balance as of December 31, 2024	$ (584)	$ (4)	$ 135	$ 8	$ (445)
Balance as of December, 31, 2022	$ (739)	$ (6)	$ 10	$ —	$ (735)
AOCI activity before reclassifications	143	—	81	—	224
Amounts reclassified from AOCI to earnings	19	1	—	—	20
Other comprehensive income for the period	162	1	81	—	244
Balance as of December 31, 2023	$ (577)	$ (5)	$ 91	$ —	$ (491)

Other Comprehensive Income

The amounts included in the Consolidated Statements of Comprehensive Income are net of income taxes. The following table presents the pretax and after tax components of other comprehensive income:

Other Comprehensive Income (Loss) by Component

dollars in millions								
	Year Ended December 31,							
	2024			**2023**				
	Pretax	**Income Taxes**	**Net of Income Taxes**	**Pretax**	**Income Taxes**	**Net of Income Taxes**	**Income Statement Line Items**
Unrealized loss on securities available for sale:							
AOCI activity before reclassifications	$ (10)	$ 3	$ (7)	$ 194	$ (51)	$ 143	
Amounts reclassified from AOCI to earnings	—	—	—	26	(7)	19	Realized loss on sale of investment securities, net
Other comprehensive (loss) income on securities available for sale	$ (10)	$ 3	$ (7)	$ 220	$ (58)	$ 162	
Unrealized loss on securities available for sale transferred to held to maturity:							
Amounts reclassified from AOCI to earnings	$ 1	$ —	$ 1	$ 1	$ —	$ 1	Interest on investment securities
Other comprehensive income on securities available for sale transferred to held to maturity	$ 1	$ —	$ 1	$ 1	$ —	$ 1	
Defined benefit pension items:							
Actuarial gain	$ 60	$ (16)	$ 44	$ 109	$ (28)	$ 81	
Unrealized gain on cash flow hedge derivatives:							
AOCI activity before reclassifications	$ 11	$ (3)	$ 8	$ —	$ —	$ —	
Amounts reclassified from AOCI to earnings	—	—	—	—	—	—	Interest and fees on loans
Other comprehensive income on cash flow hedge derivatives	$ 11	$ (3)	$ 8	$ —	$ —	$ —	
Total other comprehensive income	$ 62	$ (16)	$ 46	$ 330	$ (86)	$ 244	

NOTE 18 — REGULATORY CAPITAL

BancShares and FCB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on BancShares' Consolidated Financial Statements. Certain activities, such as the ability to undertake new business initiatives, including acquisitions, the access to and cost of funding for new business initiatives, the ability to pay dividends, the ability to repurchase shares or other capital instruments, the level of deposit insurance costs, and the level and nature of regulatory oversight, largely depend on a financial institution's capital strength.

Federal banking agencies approved regulatory capital guidelines ("Basel III") aimed at strengthening previous capital requirements for banking organizations. The following table includes the Basel III requirements for regulatory capital ratios.

	Basel III Minimums	Basel III Conservation Buffers	Basel III Requirements
Regulatory capital ratios			
Total risk-based capital	8.00 %	2.50 %	10.50 %
Tier 1 risk-based capital	6.00	2.50	8.50
Common equity Tier 1	4.50	2.50	7.00
Tier 1 leverage	4.00	—	4.00

The FDIC also has Prompt Corrective Action ("PCA") thresholds for regulatory capital ratios. The regulatory capital ratios for BancShares and FCB are calculated in accordance with the guidelines of the federal banking authorities. The regulatory capital ratios for BancShares and FCB exceed the Basel III requirements and the PCA well capitalized thresholds as of December 31, 2024 and 2023 as summarized in the following table.

dollars in millions	Basel III Requirements	PCA Well Capitalized Thresholds	December 31, 2024		December 31, 2023	
			Amount	Ratio	Amount	Ratio
BancShares						
Total risk-based capital	10.50 %	10.00 %	$ 24,610	15.04 %	$ 23,891	15.75 %
Tier 1 risk-based capital	8.50	8.00	22,137	13.53	21,150	13.94
Common equity Tier 1	7.00	6.50	21,256	12.99	20,270	13.36
Tier 1 leverage	4.00	5.00	22,137	9.90	21,150	9.83
FCB						
Total risk-based capital	10.50 %	10.00 %	$ 23,975	14.66 %	$ 23,600	15.56 %
Tier 1 risk-based capital	8.50	8.00	21,852	13.37	21,227	13.99
Common equity Tier 1	7.00	6.50	21,852	13.37	21,227	13.99
Tier 1 leverage	4.00	5.00	21,852	9.78	21,227	9.88

As of December 31, 2024, BancShares and FCB had risk-based capital ratio conservation buffers of 7.04% and 6.66%, respectively, which are in excess of the Basel III conservation buffer of 2.50%. As of December 31, 2023, BancShares and FCB had risk-based capital ratio conservation buffers of 7.75% and 7.56%, respectively. The capital ratio conservation buffers represent the excess of the regulatory capital ratio as of December 31, 2024 and 2023 over the Basel III minimum for the ratio that is the binding constraint.

Additional Tier 1 capital for BancShares includes preferred stock discussed further in Note 16—Stockholders' Equity. Additional Tier 2 capital for BancShares and FCB primarily consists of qualifying ALLL and qualifying subordinated debt.

Dividend Restrictions

Dividends paid from FCB to the Parent Company are the primary source of funds available to the Parent Company for payment of dividends to its stockholders. The Board of Directors of FCB may approve distributions, including dividends, as it deems appropriate, subject to the requirements of the FDIC and the General Statutes of North Carolina, provided that the distributions do not reduce the regulatory capital ratios below the applicable requirements. FCB could have paid additional dividends to the Parent Company in the amount of $7.63 billion while continuing to meet the requirements for well capitalized banks at December 31, 2024. Dividends declared by FCB and paid to the Parent Company amounted to $2.22 billion for the year ended December 31, 2024. Payment of dividends is made at the discretion of FCB's Board of Directors and may be contingent upon satisfactory earnings as well as projected capital needs.

NOTE 19 — EARNINGS PER COMMON SHARE

The following table sets forth the computation of the basic and diluted earnings per common share:

Earnings per Common Share

dollars in millions, except per share data	Year Ended December 31,		
	2024	2023	2022
Net income	$ 2,777	$ 11,466	$ 1,098
Preferred stock dividends	61	59	50
Net income available to common stockholders	$ 2,716	$ 11,407	$ 1,048
Weighted average common shares outstanding			
Basic shares outstanding	14,341,872	14,527,902	15,531,924
Stock-based awards	783	11,711	18,020
Diluted shares outstanding	14,342,655	14,539,613	15,549,944
Earnings per common share			
Basic	$ 189.42	$ 785.14	$ 67.47
Diluted	$ 189.41	$ 784.51	$ 67.40

RSUs are discussed in Note 21—Employee Benefit Plans.

NOTE 20 — INCOME TAXES

The provision (benefit) for income taxes for the year ended December 31, 2024, 2023 and 2022 is comprised of the following:

Provision (Benefit) for Income Taxes

dollars in millions	Year Ended December 31		
	2024	**2023**	**2022**
Current U.S. federal income tax provision	$ 649	$ 400	$ 58
Deferred U.S. federal income tax provision / (benefit)	68	46	170
Total federal income tax provision	717	446	228
Current state and local income tax provision	157	372	4
Deferred state and local income tax (benefit) / provision	(71)	(222)	23
Total state and local income tax provision	86	150	27
Total non-U.S. income tax provision	12	15	9
Total provision for income taxes	$ 815	$ 611	$ 264

A reconciliation from the U.S. Federal statutory rate to BancShares' actual effective income tax rate for the year ended December 31, 2024, 2023 and 2022 is presented below. Income tax expense (benefit) includes, if applicable, federal, state and foreign taxes.

Percentage of Pretax Income

dollars in millions	Effective Income Tax Rate								
	2024			**2023**			**2022**		
	Pretax Income	**Income Tax Expense (Benefit)**	**Percentage of Pretax Income**	**Pretax Income**	**Income Tax Expense (Benefit)**	**Percentage of Pretax Income**	**Pretax Income**	**Income Tax Expense (Benefit)**	**Percentage of Pretax Income**
Federal income taxes and rate	$ 3,592	$ 754	21.0 %	$ 12,077	$ 2,536	21.0 %	1,362	$ 286	21.0 %
Increase (decrease) due to:									
State and local income taxes, net of federal income tax benefit		118	3.3 %		804	6.7 %		53	3.9 %
Gain on acquisition		—	— %		(2,703)	(22.4)%		(105)	(7.7)%
Tax credits		(44)	(1.2)%		(26)	(0.2)%		(20)	(1.5)%
Effect of BOLI surrender		—	— %		—	— %		48	3.5 %
Adjustment to unrecognized tax benefits		44	1.2 %		2	— %		—	— %
Deferred tax liability adjustment		(78)	(2.2)%		11	0.1 %		(8)	(0.6)%
Difference in tax rates applicable to non-U.S. earnings		1	— %		1	— %		1	0.1 %
Valuation allowances		(11)	(0.3)%		(40)	(0.3)%		(5)	(0.4)%
Other		31	0.9 %		26	0.2 %		14	1.1 %
Provision for income taxes and effective income tax rate		$ 815	22.7 %		$ 611	5.1 %		$ 264	19.4 %

BancShares permanently reinvested eligible earnings of certain foreign subsidiaries and, accordingly, does not accrue any U.S. or foreign taxes that would be due if those earnings were repatriated. As of December 31, 2024, this assertion resulted in an unrecognized net deferred tax liability of approximately $20 million on reinvested earnings of $698 million.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2024 and 2023 are presented below:

Components of Deferred Income Tax Assets and Liabilities

dollars in millions	2024	2023
Deferred Tax Assets:		
Allowance for loan and lease losses	$ 500	$ 542
Net unrealized loss on investment securities available for sale	226	235
Deferred compensation	128	152
Capitalized costs	110	75
Lease liabilities	84	115
Tax credits	79	21
Net operating loss carry forwards	76	118
Accrued liabilities and reserves	53	104
Other	59	63
Total gross deferred tax assets	1,315	1,425
Deferred Tax Liabilities:		
Basis difference in loans	(2,243)	(2,598)
Operating leases	(1,847)	(1,729)
Loans and direct financing leases	(329)	(260)
Pension assets	(129)	(110)
Right of use assets for operating leases	(73)	(110)
Other	(149)	(169)
Total deferred tax liabilities	(4,770)	(4,976)
Total net deferred tax liability before valuation allowances	(3,455)	(3,551)
Less: valuation allowances	(17)	(28)
Net deferred tax liability after valuation allowances	$ (3,472)	$ (3,579)

Net Operating Loss Carryforwards and Valuation Adjustments

The SVBB Acquisition was an asset acquisition for tax purposes and is therefore considered a taxable transaction. The basis difference in loans in the table above reflects the largest component of the DTL related to the SVBB Acquisition. Deferred taxes were not recorded for the affordable housing tax credit investments in accordance with PAM. Refer to Note 2—Business Combinations for additional information on the DTL acquired in the SVBB Acquisition.

As of December 31, 2024, BancShares has DTAs totaling $76 million on its global net operating losses ("NOLs"). This includes: (1) DTAs of $60 million (net of federal expense) relating to cumulative state NOLs of $1.28 billion, including amounts of reporting entities that file in multiple jurisdictions, (2) DTAs of $11 million relating to cumulative non-U.S. NOLs of $48 million, and (3) DTAs of $5 million relating to cumulative federal NOLs of $25 million. The U.S. federal NOLs were substantially utilized in 2023 and the remaining federal NOLs are limited under Internal Revenue Code Sec. 382 and begin to expire in 2030. State NOLs began to expire in 2024 and non-US NOLs will begin to expire in 2041.

As of December 31, 2024, BancShares has DTAs of $79 million from its global tax credits. This includes: (1) DTAs of $62 million from federal tax credits, which BancShares has committed to purchase in 2025, (2) DTAs of $12 million (net of federal expense) from state tax credits, and (3) DTAs of $5 million from non-U.S. tax credits. The federal tax credits begin to expire in 2045, the state tax credits have an indefinite carryforward, and the non-U.S. credits begin to expire in 2035.

During 2024, management updated BancShares' forecast of future U.S. state taxable income. The updated forecast continues to support a valuation allowance of $17 million (net of federal benefit) on U.S. state DTAs relating to certain state NOLs as of December 31, 2024.

BancShares' ability to recognize DTAs is evaluated on a quarterly basis to determine if there are any significant events that would affect our ability to utilize existing DTAs. If events are identified that affect our ability to utilize our DTAs, changes to the valuation allowance may be required.

Liabilities for Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of UTBs is as follows:

Unrecognized Tax Benefits

| dollars in millions | December 31, 2024 | | | December 31, 2023 | December 31, 2022 |
	Liabilities for Unrecognized Tax Benefits	Interest / Penalties	Total	Total	Total
Balance at beginning of period	$ 28	$ 3	$ 31	$ 30	$ 31
Effect of CIT Merger	—	—	—	—	6
Additions for tax positions related to current year	8	—	8	—	—
Additions for tax positions related to prior years	42	6	48	5	1
Reductions for tax positions of prior years	—	—	—	—	(2)
Expiration of statutes of limitations	(1)	—	(1)	(2)	(1)
Settlements	—	—	—	(2)	(5)
Balance at end of period	$ 77	$ 9	$ 86	$ 31	$ 30

BancShares recognizes tax benefits when it is more likely than not that the position will prevail, based solely on the technical merits under the tax law of the relevant jurisdiction. BancShares will recognize the tax benefit if the position meets this recognition threshold determined based on the largest amount of the benefit that is more than likely to be recognized.

During the year ended December 31, 2024, BancShares recorded a net increase in UTBs, including interest and penalties. The net increase primarily related to additions for tax positions related to prior and current years and was partially offset by the expiration of statutes of limitations.

As of December 31, 2024, the accrued liability for interest and penalties is $9 million. BancShares recognizes accrued interest and penalties on UTBs in income tax expense.

BancShares has UTBs relating to uncertain state tax positions in various state jurisdictions resulting from tax filings submitted to the states. No tax benefit has been recorded for these uncertain tax positions in the consolidated financial statements. It is reasonably possible that these uncertain tax positions may be settled or resolved in the next twelve months. No reasonable estimate of the settlement or resolution can be made.

The entire $86 million of UTBs including interest and penalties at December 31, 2024, would lower BancShares' effective income tax rate, if realized. Management believes that it is reasonably possible the total potential liability before interest and penalties may be increased or decreased by $10 million within the next twelve months of the reporting date because of anticipated settlement with taxing authorities, resolution of open tax matters, and the expiration of various statutes of limitations.

Income Tax Audits

BancShares is subject to examinations by the U.S. Internal Revenue Service and other taxing authorities in jurisdictions where BancShares has significant business operations for the years ranging from 2015 through 2024. The tax years under examination vary by jurisdiction. BancShares does not expect completion of those audits to have a material impact on the firm's financial condition, but it may be material to operating results for a particular period, depending, in part, on the operating results for that period.

The table below presents the earliest tax years that remain subject to examination by major jurisdiction.

Jurisdiction	December 31, 2024
U.S. Federal	2021
New York State and City	2015
North Carolina	2016
California	2017
Canada	2017

NOTE 21 — EMPLOYEE BENEFIT PLANS

The benefit plans include noncontributory defined benefit pension plans and 401(k) savings plans, which are qualified under the Internal Revenue Code. BancShares also maintains agreements with certain executives providing supplemental benefits paid upon death or separation from service at an agreed-upon age.

BancShares sponsors benefit plans for its qualifying employees and eligible former employees of First Citizens Bancorporation, Inc. ("Bancorporation") and its former subsidiary, First Citizens Bank and Trust Company, Inc. ("First-Citizens South"). Bancorporation merged with BancShares, Inc. on October 1, 2014 and First-Citizens South merged with FCB on January 1, 2015.

Certain benefit plans of CIT were assumed by BancShares upon closing of the CIT Merger. CIT sponsored both funded and unfunded noncontributory defined benefit pension and postretirement plans, executive retirement plans, and a 401(k) savings plan covering certain employees as further discussed below.

There were no benefit plans assumed in connection with the SVBB Acquisition.

Retirement and Post-Retirement Plans
Pension Plans
BancShares sponsors three qualified noncontributory defined benefit pension plans (the "Pension Plans"), including the First-Citizens Bank & Trust Company and Adopting Related Employers Pension Plan (the "FCB Pension Plan"), the First Citizens Bank and Trust Company, Inc. Pension Plan (the "First-Citizens South Pension Plan"), and a plan assumed upon completion of the CIT Merger (the "CIT Pension Plan").

BancShares employees who were hired prior to April 1, 2007 and qualified under length of service and other requirements are covered by the FCB Pension Plan, which was closed to new participants as of April 1, 2007. There were no discretionary contributions made to the FCB Pension Plan during 2024 or 2023.

Certain legacy First-Citizens South employees that qualified under length of service and other requirements are covered by the First-Citizens South Pension Plan, which was closed to new participants as of September 1, 2007. There were no discretionary contributions made to the First-Citizens South Pension Plan during 2024 or 2023.

Participants in the FCB Pension Plan and First-Citizens South Pension Plan were fully vested after five years of service. Retirement benefits are based on years of service and highest annual compensation for five consecutive years during the last ten years of employment. BancShares assumed the CIT Pension Plan upon completion of the CIT Merger. There were no discretionary contributions made to the CIT Pension Plan during 2024 or 2023.

BancShares makes contributions to the Pension Plans in amounts between the minimum required for funding and the maximum amount deductible for federal income tax purposes. Management evaluates the need for its contributions to these plans on a periodic basis based upon numerous factors including, but not limited to, funded status, returns on plan assets, discount rates and the current economic environment.

Supplemental and Executive Retirement Plans
Upon completion of the CIT Merger, BancShares assumed a frozen U.S. non-contributory supplemental retirement plan (the "Supplemental Retirement Plan") and an additional retirement plan for certain executives (the "Executive Retirement Plan"), which had been closed to new participants since 2006 and whose participants were all inactive. There were no discretionary contributions made to the Executive Retirement Plan or the Supplemental Retirement Plan in 2024 or 2023. Accumulated balances under the Executive Retirement Plan and the Supplemental Retirement Plan continue to receive periodic interest, subject to certain government limits. The interest credit was 4.3% and 3.9%, respectively, for the years ended December 31, 2024 and 2023.

Postretirement Benefit Plans
Upon completion of the CIT Merger, BancShares assumed four postretirement benefit plans ("the Postretirement Plans") that provided healthcare and life insurance benefits to eligible retired employees. For most eligible retirees, healthcare was contributory and life insurance was non-contributory. The Postretirement Plans were funded on a "pay-as-you-go" basis. Certain Postretirement Plans were terminated during the first quarter of 2022 and BancShares recognized a reduction in other noninterest expense of approximately $27 million during 2022 related to obligations previously accrued.

Funding for Retirement and Postretirement Plans

The funding policy for the Pension Plans is to contribute an amount each year to meet all Employee Retirement Income Security Act ("ERISA") minimum requirements, including amounts to meet quarterly funding requirements, avoid "at-risk" status and avoid any benefit restrictions. BancShares may also contribute additional voluntary amounts each year (up to the maximum tax-deductible amount) in order to achieve certain target funding levels in the plans, with consideration also given to current and future cash flow and tax positions. No contributions are currently expected for the year ending December 31, 2025. The tables and disclosures below address the following: (i) the Pension Plans, the Supplemental Retirement Plan, and the Executive Retirement Plan (the "Retirement Plans") and (ii) the Postretirement Plans (collectively with the Retirement Plans, the "Plans"). The Supplemental and Executive Retirement Plans are unfunded. Therefore, the tables and disclosures below regarding plan assets apply to the Pension Plans, which are funded.

Obligations and Funded Status

The following table provides the changes in benefit obligations, assets and the funded status of the Plans at December 31, 2024 and 2023.

Obligations and Funded Status

dollars in millions	Retirement Plans	
	2024	2023
Change in benefit obligation		
Projected benefit obligation at January 1	$ 1,169	$ 1,115
Service cost	10	9
Interest cost	59	61
Actuarial (gain) loss	(30)	50
Benefits paid	(68)	(66)
Projected benefit obligation at December 31	1,140	1,169
Change in plan assets		
Fair value of plan assets at January 1	1,589	1,404
Actual return on plan assets	121	245
Employer contributions	6	6
Benefits paid	(68)	(66)
Fair value of plan assets at December 31	1,648	1,589
Funded status at December 31	$ 508	$ 420
Information for retirement plans with a benefit obligation in excess of plan assets		
Projected and accumulated benefit obligations	$ 49	$ 54
Reported in Consolidated Balance Sheets		
Funded Pension Plans (other assets)	557	474
Unfunded Supplemental and Executive Retirement Plans (other liabilities)	(49)	(54)
Net funded status of Retirement Plans	$ 508	$ 420

The following table details the amounts recognized in accumulated other comprehensive income, before income taxes, at December 31, 2024 and 2023. Refer to Note 17—Accumulated Other Comprehensive (Loss) Income for additional information.

dollars in millions	Retirement Plans	
	2024	2023
Net actuarial gain	$ 182	$ 122

The accumulated benefit obligation for the Plans at December 31, 2024 and 2023 was $1.09 billion and $1.12 billion, respectively. The Plans use a measurement date of December 31.

The following table shows the components of periodic benefit cost related to the Plans and changes in assets and benefit obligations of the Plans recognized in other comprehensive income, before income taxes, for the years ended December 31, 2024, 2023 and 2022. Refer to Note 17—Accumulated Other Comprehensive (Loss) Income for additional information. Periodic benefit costs related to Postretirement Plans were less than $1 million for the years ended December 31, 2024 and 2023.

Net Periodic Benefit Costs and Other Amounts

dollars in millions	Retirement Plans			Postretirement Plans
	Year Ended December 31			Year Ended December 31
	2024	2023	2022	2022
Service cost	$ 10	$ 9	$ 14	$ —
Interest cost	59	61	43	—
Expected return on assets	(91)	(85)	(87)	—
Net prior service credit amortization	—	—	—	(27)
Amortization of net actuarial loss	—	—	12	—
Total net periodic benefit	(22)	(15)	(18)	(27)
Current year actuarial (gain) loss	(60)	(109)	33	—
Amortization of actuarial loss	—	—	(12)	—
Current year amortization of prior service cost	—	—	—	27
Amortization of prior service cost	—	—	—	(27)
Net (gain) loss recognized in other comprehensive income	(60)	(109)	21	—
Total recognized in net periodic benefit cost and other comprehensive income	$ (82)	$ (124)	$ 3	$ (27)

The actuarial gain in 2024 was primarily due to return on assets greater than expected and increased discount rates, partially offset by higher interest crediting rate. The actuarial gain in 2023 was primarily due to return on assets greater than expected, partially offset by the impact of a decreased discount rate.

Service costs and the amortization of prior service costs are recorded in personnel expense, while interest cost, expected return on assets and the amortization of actuarial gains or losses are recorded in other noninterest expense.

The assumptions used to determine the benefit obligations at December 31, 2024 and 2023 are as follows:

Weighted Average Assumptions

	Retirement Plans	
	2024	2023
Discount rate	5.69 %	5.17 %
Rate of compensation increase	4.60	5.60
Interest crediting rate [1]	4.50	4.00

[1] Specific to cash investments in the CIT Pension Plan.

The assumptions used to determine the net periodic benefit cost for the years ended December 31, 2024, 2023 and 2022, are as follows:

Weighted Average Assumptions

	Retirement Plans			Postretirement Plans
	2024	2023	2022	2022
Discount rate	5.17 %	5.57 %	3.03 %	3.02 %
Rate of compensation increase	5.60	5.60	5.60	N/A
Expected long-term return on plan assets	6.18	6.14	5.87	N/A
Interest crediting rate [1]	4.00	4.25	1.50	N/A

[1] Specific to cash investments in the CIT Pension Plan.

The estimated discount rate, which represents the interest rate that could be obtained for a suitable investment used to fund the benefit obligations, is based on a yield curve developed from high-quality corporate bonds across a full maturity spectrum. The projected cash flows of the Pension Plans are discounted based on this yield curve and a single discount rate is calculated to achieve the same present value. The increase in discount rate from the prior year is reflective of the current market conditions.

The weighted average expected long-term rate of return on Pension Plans' assets represents the average rate of return expected to be earned on the Pension Plans' assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return on the Pension Plans' assets, historical and current returns, as well as investment allocation strategies, are considered.

Assets of the Pension Plans

For the Pension Plans, our primary total return objective is to achieve returns over the long term that will fund retirement liabilities and provide desired benefits of the Pension Plans in a manner that satisfies the fiduciary requirements of the ERISA. The Pension Plans' assets have a long-term time horizon that runs concurrent with the average life expectancy of the participants. As such, the Pension Plans can assume a time horizon that extends well beyond a full market cycle and can assume a reasonable level of risk. It is expected, however, that both professional investment management and sufficient portfolio diversification will smooth volatility and help generate a consistent level of return. The investments are broadly diversified across global, economic and market risk factors in an attempt to reduce volatility and target multiple return sources. Within approved guidelines and restrictions, the investment manager has discretion over the timing and selection of individual investments. Depending on the investment type, Pension Plan assets may be held by the BancShares' trust department or held by a third-party servicer.

Equity securities are measured at fair value using observable closing prices. These securities are classified as Level 1 as they are traded in an active market. Fixed income securities are generally estimated using a third-party pricing service. The third-party provider evaluates securities based on comparable investments with trades and market data and will utilize pricing models which use a variety of inputs, such as benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers as needed. These securities are generally classified as Level 2.

Investments in collective investment funds, limited partnerships and common collective trusts were measured using the net asset value per share practical expedient and are not required to be classified in the fair value hierarchy.

There were no direct investments in equity securities of BancShares included in the Pension Plans' assets in any of the years presented.

The following tables summarize the fair values and fair value hierarchy for the assets of the Pension Plans at December 31, 2024 and 2023.

Fair Value Measurements

dollars in millions

						December 31, 2024		
	Market Value	Level 1	Level 2	Level 3	Not Classified [1]	Weighted Average Target Allocation Pension Plans	Actual % of Plans' Assets
Cash and equivalents	$ 56	$ 56	$ —	$ —	$ —	—% - 5%	3 %
Equity securities						25% - 65%	48 %
Common and preferred stock	145	145	—	—	—		
Mutual funds	182	182	—	—	—		
Exchange traded funds	458	458	—	—	—		
Fixed income						30% - 65%	45 %
U.S. government and government agency securities	7	—	7	—	—		
Corporate bonds	6	—	6	—	—		
Collective investment funds (fixed income)	736	—	—	—	736		
Alternative investments						—% - 30%	4 %
Limited partnerships	58	—	—	—	58		
Total pension assets	$ 1,648	$ 841	$ 13	$ —	$ 794		100 %

						December 31, 2023		
	Market Value	Level 1	Level 2	Level 3	Not Classified [1]	Weighted Average Target Allocation Pension Plans	Actual % of Plans' Assets
Cash and equivalents	$ 31	$ 31	$ —	$ —	$ —	—% - 5%	2 %
Equity securities						25% - 65%	45 %
Common and preferred stock	134	134	—	—	—		
Mutual funds	126	126	—	—	—		
Exchange traded funds	459	459	—	—	—		
Fixed income						30% - 65%	50 %
U.S. government and government agency securities	17	—	17	—	—		
Corporate bonds	15	—	15	—	—		
Exchange traded funds	13	13	—	—	—		
Collective investment funds (fixed income)	753	—	—	—	753		
Alternative investments						—% - 30%	3 %
Limited partnerships	41	—	—	—	41		
Total pension assets	$ 1,589	$ 763	$ 32	$ —	$ 794		100 %

[1] These investments have been measured using the net asset value per share practical expedient and are not required to be classified in the above tables.

Cash Flows
The following table presents estimated future benefits projected to be paid for the next ten years from the Pension Plans' assets or from BancShares' general assets calculated using current actuarial assumptions. Actual benefit payments may differ from projected benefit payments.

Projected Benefits

dollars in millions	Retirement Plans
2025	$ 72
2026	76
2027	79
2028	81
2029	83
2030-2034	435

401(k) Savings Plans

BancShares sponsors two qualified defined contribution plans, the FCB 401(k) Plan and the FCB Legacy 401(k) Plan (the "Legacy 401(k) Plan," and together with the FCB 401(k) Plan, the "401(k) Plans"), which allow employees to voluntarily defer a pre-tax and/or post-tax portion of their compensation for retirement and receive certain employer contributions as further described below. Employees are eligible to participate in only one of the 401(k) Plans, depending on their hire date and whether they were hired before the Pension Plans and 401(k) Plans were restructured in 2007 (the "Restructuring of the Plans"), and in accordance with their elections made at that time.

Employees hired prior to the Restructuring of the Plans who elected to continue participation in their respective Pension Plan and "legacy" 401(k) plans are eligible to make deferrals and receive employer matching contributions in accordance with the Legacy 401(k) Plan. Under the Legacy 401(k) Plan, FCB matches participants' deferrals in an amount equal to 100% of the first 3%, and 50% of the next 3%, of the participant's compensation that he or she defers, up to and including a maximum matching contribution of 4.5% of the participant's eligible compensation.

Employees hired prior to the Restructuring of the Plans who elected to participate in an "enhanced" 401(k) plan (now, the FCB 401(k) Plan) and associates hired or rehired after the Restructuring of the Plans (including former CIT and Silicon Valley Bank associates) can only participate in the FCB 401(k) Plan. Under the FCB 401(k) Plan, BancShares matches participants' deferrals in an amount equal to 100% of the first 6% of the participant's eligible compensation. The matching contribution immediately vests. In addition, BancShares may make discretionary nonelective employer contributions under the FCB 401(k) Plan to each eligible participant's account, without regard to the amount of the participant's deferrals. Historically, this nonelective employer contribution has been equal to 3% of participants' eligible compensation. The nonelective employer contribution vests after three years of service.

BancShares recognized expense for contributions to the 401(k) Plans of $165 million, $114 million, and $55 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Additional Benefits for Executives, Directors, and Officers

BancShares has entered into contractual agreements with certain executives providing payments for a period of no more than ten years following separation from service occurring no earlier than an agreed-upon age. These agreements also provide a death benefit in the event a participant dies prior to separation from service or during the payment period following separation from service. BancShares has also assumed liability for contractual obligations to directors and officers of previously acquired entities.

The following table provides the accrued liability as of December 31, 2024 and 2023, and the changes in the accrued liability during the years then ended:

dollars in millions		2024		2023
Accrued liability as of January 1	$	34	$	36
Benefit expense and interest cost		3		2
Benefits paid		(4)		(4)
Accrued liability as of December 31	$	33	$	34
Discount rate at December 31		4.86 %		5.09 %

Other Compensation Plans

BancShares offers various short-term and long-term incentive plans for certain employees. Compensation awarded under these plans may be based on defined formulas, performance criteria, or at the discretion of management. The incentive compensation programs were designed to motivate employees through a balanced approach of risk and reward for their contributions toward BancShares' success. As of December 31, 2024 and 2023, the accrued liability for incentive compensation was $705 million and $676 million, respectively.

Certain compensation awards converted to BancShares' RSUs at completion of the CIT Merger. Compensation expense related to these awards was recognized over the vesting period or the requisite service period, which is generally three years for BancShares' RSUs, under the graded vesting method whereby each vesting tranche of the award is amortized separately as if each were a separate award. There are no unvested RSUs outstanding at December 31, 2024 as 2024 was the last year of vesting.

The following table presents the vesting activity during 2024 and 2023 and the unvested RSUs at December 31, 2023. There were no grants of stock-based compensation awards during 2024 or 2023. The fair value of RSUs that vested and settled in stock during 2024 and 2023 were $31 million and $16 million, respectively.

Stock-Settled Awards Outstanding

share amounts in whole dollars

	Stock-Settled Awards	
	Number of Shares	Weighted Average Grant Date Value[1]
December 31, 2024		
Unvested at beginning of period	20,255	$ 859.76
Forfeited / cancelled	—	859.76
Vested / settled awards	(20,255)	859.76
Unvested at end of period	—	$ 859.76
December 31, 2023		
Unvested at beginning of period	42,989	$ 859.76
Forfeited / cancelled	(643)	859.76
Vested / settled awards	(22,091)	859.76
Unvested at end of period	20,255	$ 859.76

[1] *Represents the share price of BancShares as of the CIT Merger Date.*

NOTE 22 — SEGMENT INFORMATION

Effective January 1, 2024, we changed our segment reporting as further described in Note 1—Significant Accounting Policies and Basis of Presentation and the segment disclosures below for 2023 and 2022 were recast to conform with those segment reporting changes.

BancShares' segments include the General Bank, the Commercial Bank, SVB Commercial, and Rail. All other financial information not included in the segments is reported in the Corporate section of the segment disclosures. We do not aggregate multiple operating segments into a reportable segment. Therefore, each of our operating segments are reportable segments.

Certain noninterest expenses are directly incurred by a segment, while others are not. Noninterest expenses not directly incurred by a segment are included in Corporate unless allocated to a segment ("Allocated Expenses"). Under our segment expense allocation methodology, Allocated Expenses increase noninterest expense of the applicable segment(s), with an offsetting decrease to Corporate noninterest expense. "All other noninterest expense" in the segment reporting tables below are presented net of Allocated Expenses, resulting in a reduction to expense (or "Contra Expense") for Corporate.

General Bank

The General Bank segment delivers products and services to consumers and businesses through our extensive network of branches and various digital channels. We offer a full suite of deposit products, loans (primarily residential mortgages and business and commercial loans), cash management, private banking and wealth management, payment services, and treasury services. We offer conforming and jumbo residential mortgage loans throughout the United States that are primarily originated through branches and retail referrals, employee referrals, internet leads, direct marketing and a correspondent lending channel, as well as through our private banking service. Private banking and wealth management offers a customized suite of products and services to individuals and institutional clients, as well as private equity and venture capital professionals and executive leaders of the innovation companies they support, and premium wine clients. The General Bank segment offers brokerage, investment advisory, private stock loans, other secured and unsecured lending products and vineyard development loans, as well as planning-based financial strategies, family office, financial planning, tax planning and trust services. The General Bank segment also includes a community association bank channel that supports deposit, cash management and lending to homeowner associations and property management companies.

Revenue is primarily generated from interest earned on loans. Noninterest income is primarily generated from fees for banking and advisory services, including lending-related fees, most of BancShares' income related to deposit fees and service charges, cardholder services, along with essentially all of the wealth management services income. We primarily originate loans by utilizing our branch network and industry referrals, as well as direct digital marketing efforts. We derive our SBA loans through a network of SBA originators. We periodically purchase loans on a whole-loan basis. We also invest in community development that supports the construction of affordable housing in our communities in line with our CRA initiatives.

Commercial Bank

The Commercial Bank segment provides a range of lending, leasing, capital markets, asset management, and other financial and advisory services, primarily to small and middle market companies in a wide range of industries, including energy, healthcare, technology media and telecommunications, asset-backed lending, capital finance, maritime, aerospace and defense, and sponsor finance. Loans offered are primarily senior secured loans collateralized by accounts receivable, inventory, machinery and equipment, transportation equipment, and/or intangibles, and are often used for working capital, plant expansion, acquisitions, or recapitalizations. These loans include revolving lines of credit and term loans and, depending on the nature of the collateral, may be referred to as collateral-backed loans, asset-based loans or cash flow loans. We provide senior secured loans to developers and other CRE professionals. Additionally, we provide small business loans and leases, including both capital and operating leases, through a highly automated credit approval, documentation and funding process.

We provide factoring, receivable management and secured financing to businesses that operate in several industries. These include apparel, textile, furniture, home furnishings, and consumer electronics. Factoring entails the assumption of credit risk with respect to trade accounts receivable arising from the sale of goods from our factoring clients to their customers that have been factored (i.e., sold or assigned to the factor). Our factoring clients, which are generally manufacturers or importers of goods, are the counterparties on factoring, financing or receivables purchasing agreements to sell trade receivables to us. Our factoring clients' customers, which are generally retailers, are the account debtors and obligors on trade accounts receivable that have been factored.

Revenue is primarily generated from interest and fees on loans. Noninterest income is mostly generated from rental income on operating lease equipment, lending-related fees, including most of BancShares' capital market fees, and other revenue from banking services. Noninterest income also includes all of the commissions earned on factoring-related activities. We derive most of our commercial lending business through direct marketing to borrowers, lessees, manufacturers, vendors, and distributors. We also utilize referrals as a source for commercial lending business. We may periodically buy participations or syndications of loans and lines of credit and purchase loans on a whole-loan basis.

SVB Commercial

The SVB Commercial segment offers products and services to commercial clients and investors across stages, sectors and regions in the innovation ecosystem, as well as private equity and venture capital firms. The SVB Commercial segment provides solutions to the financial needs of commercial clients. Loan products consist of capital call lines of credit, investor dependent loans, cash flow dependent loans, and innovation C&I loans made primarily to technology, life science and healthcare companies.

Revenue is primarily generated from interest earned on loans. Noninterest income is mostly generated from fees, including essentially all of client investment fees and most of the international fees, and other revenue from lending-related activities and banking services.

Deposit products include business and analysis checking accounts, money market accounts, multi-currency accounts, bank accounts, sweep accounts, and positive pay services. Services are provided through online and mobile banking platforms as well as branch locations.

Rail

The Rail segment offers customized leasing and financing solutions on a fleet of railcars and locomotives to railroads and shippers throughout North America. Railcar types include covered hopper cars used to ship grain and agricultural products, plastic pellets, sand, and cement; tank cars for energy products and chemicals; gondolas for coal, steel coil and mill service products; open-top hopper cars for coal and aggregates; boxcars for paper and auto parts; and centerbeams and flat cars for lumber. Revenue is generated primarily from rental income on operating lease equipment, which is included in noninterest income, and to a lesser extent, gains on sale of leasing equipment.

Corporate

All other financial information not included in the segments is reported in Corporate. Corporate contains BancShares' centralized treasury function, which manages the investment security portfolio, interest-earning deposits at banks and corporate/ wholesale funding (e.g., borrowings, Direct Bank deposits and brokered deposits). Corporate deposits are primarily comprised of Direct Bank deposits.

Corporate includes interest income on investment securities and interest-earning deposits at banks; interest expense for borrowings, Direct Bank deposits, and brokered deposits; as well as funds transfer pricing allocations. Noninterest income includes gains or losses on sales of investment securities, fair value adjustments on marketable equity securities, and income from BOLI. Personnel cost in Corporate includes the personnel costs not allocated to the operating segments. Corporate includes acquisition-related expenses and certain items related to accounting for business combinations, such as gains on acquisitions, Day 2 Provision for Credit Losses and discount accretion income for certain acquired loans. Corporate also includes the offsetting impacts of Allocated Expenses as discussed above.

Segment Results and Select Period End Balances

The following tables present the condensed income statements by segment and include the significant segment expenses and measure of segment profit or loss that are further discussed in Note 1—Significant Accounting Policies and Basis of Presentation.

dollars in millions	Year Ended December 31, 2024					
	General Bank	Commercial Bank	SVB Commercial	Rail	Corporate [1]	BancShares [2]
Net interest income (expense)	$ 2,980	$ 1,100	$ 2,274	$ (186)	$ 975	$ 7,143
Rental income on operating lease equipment	—	227	—	821	—	1,048
All other noninterest income	612	315	565	15	60	1,567
Total noninterest income	612	542	565	836	60	2,615
Total revenue	3,592	1,642	2,839	650	1,035	9,758
Depreciation on operating lease equipment	—	185	—	209	—	394
Maintenance and other operating lease expenses	—	—	—	219	—	219
Personnel cost	787	233	530	25	1,503	3,078
Acquisition-related expenses	—	—	—	—	210	210
All other noninterest expense [3]	1,244	493	1,023	50	(976)	1,834
Total noninterest expense	2,031	911	1,553	503	737	5,735
Provision for credit losses	153	144	134	—	—	431
Income before income taxes	1,408	587	1,152	147	298	3,592
Income tax expense (benefit)	362	147	295	36	(25)	815
Net income	$ 1,046	$ 440	$ 857	$ 111	$ 323	$ 2,777
Select Period End Balances						
Loans and leases	$ 66,768	$ 33,197	$ 40,194	$ 62	$ —	$ 140,221
Operating lease equipment, net	—	750	—	8,573	—	9,323
Deposits	73,062	3,283	36,637	18	42,229	155,229

(1) Corporate includes all other financial information that is not included in the reportable segments as further discussed above and in Note 1—Significant Accounting Policies and Basis of Presentation.

(2) In the segment reporting table above, there are no reconciling differences between BancShares and the aggregate of all reportable segments and Corporate.

(3) All other noninterest expense represents "other segment items" under ASC 280 and primarily includes Allocated Expenses, net occupancy expense, equipment expense, professional fees, third-party processing fees, FDIC insurance expense, marketing expense, and intangible amortization. All other noninterest expense is presented net of Allocated Expenses in the segment reporting table above, resulting in Contra Expense for Corporate as further discussed above.

dollars in millions		Year Ended December 31, 2023					
		General Bank	Commercial Bank	SVB Commercial	Rail	Corporate [1]	BancShares [2]
Net interest income (expense)		$ 2,580	$ 1,015	$ 1,647	$ (143)	$ 1,613	$ 6,712
Rental income on operating lease equipment		—	231	—	740	—	971
All other noninterest income		526	329	430	5	9,814	11,104
Total noninterest income		526	560	430	745	9,814	12,075
Total revenue		3,106	1,575	2,077	602	11,427	18,787
Depreciation on operating lease equipment		—	180	—	191	—	371
Maintenance and other operating lease expenses		—	—	—	222	—	222
Personnel cost		725	194	401	22	1,294	2,636
Acquisition-related expenses		—	—	—	—	470	470
All other noninterest expense [3]		1,114	450	883	45	(856)	1,636
Total noninterest expense		1,839	824	1,284	480	908	5,335
Provision for credit losses		77	517	65	—	716	1,375
Income before income taxes		1,190	234	728	122	9,803	12,077
Income tax expense		319	69	184	32	7	611
Net income		$ 871	$ 165	$ 544	$ 90	$ 9,796	$ 11,466
Select Period End Balances							
Loans and leases		$ 62,832	$ 30,936	$ 39,511	$ 23	$ —	$ 133,302
Operating lease equipment, net		—	780	—	7,966	—	8,746
Deposits		68,729	3,228	34,730	13	39,154	145,854

[1] Corporate includes all other financial information that is not included in the reportable segments as further discussed above and in Note 1—Significant Accounting Policies and Basis of Presentation.

[2] In the segment reporting table above, there are no reconciling differences between BancShares and the aggregate of all reportable segments and Corporate.

[3] All other noninterest expense represents "other segment items" under ASC 280 and primarily includes Allocated Expenses, net occupancy expense, equipment expense, professional fees, third-party processing fees, FDIC insurance expense, marketing expense, and intangible amortization. All other noninterest expense is presented net of Allocated Expenses in the segment reporting table above, resulting in Contra Expense for Corporate as further discussed above.

dollars in millions

	General Bank	Commercial Bank	SVB Commercial	Rail	Corporate [1]	BancShares [2]
			Year Ended December 31, 2022			
Net interest income (expense)	$ 1,830	$ 884	$ —	$ (80)	$ 312	$ 2,946
Rental income on operating lease equipment	—	212	—	652	—	864
All other noninterest income	483	306	—	4	479	1,272
Total noninterest income	483	518	—	656	479	2,136
Total revenue	2,313	1,402	—	576	791	5,082
Depreciation on operating lease equipment	—	169	—	176	—	345
Maintenance and other operating lease expenses	—	—	—	189	—	189
Personnel cost	549	171	—	20	668	1,408
Acquisition-related expenses	—	—	—	—	231	231
All other noninterest expense [3]	909	405	—	42	(454)	902
Total noninterest expense	1,458	745	—	427	445	3,075
Provision for credit losses	11	121	—	—	513	645
Income (loss) before income taxes	844	536	—	149	(167)	1,362
Income tax expense (benefit)	214	128	—	37	(115)	264
Net income (loss)	$ 630	$ 408	$ —	$ 112	$ (52)	$ 1,098
Select Period End Balances						
Loans and leases	$ 43,212	$ 27,491	$ —	$ 78	$ —	$ 70,781
Operating lease equipment, net	—	723	—	7,433	—	8,156
Deposits	67,894	3,219	—	15	18,280	89,408

[1] *Corporate includes all other financial information that is not included in the reportable segments as further discussed above and in Note 1—Significant Accounting Policies and Basis of Presentation.*

[2] *In the segment reporting table above, there are no reconciling differences between BancShares and the aggregate of all reportable segments and Corporate.*

[3] *All other noninterest expense represents "other segment items" under ASC 280 and primarily includes Allocated Expenses, net occupancy expense, equipment expense, professional fees, third-party processing fees, FDIC insurance expense, marketing expense, and intangible amortization. All other noninterest expense is presented net of Allocated Expenses in the segment reporting table above, resulting in Contra Expense for Corporate as further discussed above.*

NOTE 23 — COMMITMENTS AND CONTINGENCIES

Commitments

To meet the financing needs of its customers, BancShares and its subsidiaries have financial instruments with off-balance sheet risk. These financial instruments involve elements of credit, interest rate or liquidity risk and include commitments to extend credit and standby letters of credit.

The accompanying table summarizes credit-related commitments and other purchase and funding commitments:

dollars in millions	December 31, 2024	December 31, 2023
Financing Commitments		
Financing assets (excluding leases)	$ 53,250	$ 57,567
Letters of Credit		
Standby letters of credit	2,188	2,412
Other letters of credit	103	103
Deferred Purchase Agreements	1,802	2,076
Purchase and Funding Commitments [(1)]	178	685

[(1)] BancShares' purchase and funding commitments relate to the equipment leasing businesses' commitments to fund Rail's railcar manufacturer purchase and upgrade commitments.

Financing Commitments

Commitments to extend credit are legally binding agreements to lend to customers. These commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Established credit standards control the credit risk exposure associated with these commitments. In some cases, BancShares requires collateral be pledged to secure the commitment, including cash deposits, securities and other assets.

Financing commitments, referred to as loan commitments or lines of credit, primarily reflect BancShares' agreements to lend to its customers, subject to the customers' compliance with contractual obligations. At December 31, 2024 and 2023, substantially all undrawn financing commitments were senior facilities. Financing commitments also include $79 million and $66 million at December 31, 2024 and December 31, 2023, respectively, related to off-balance sheet commitments to fund equity investments. Commitments to fund equity investments are contingent on events that have yet to occur and may be subject to change.

As financing commitments may not be fully drawn, may expire unused, may be reduced or canceled at the customer's request, and may require the customer to be in compliance with certain conditions, commitment amounts do not necessarily reflect actual future cash flow requirements.

The table above excludes uncommitted revolving credit facilities extended by Commercial Services to its clients for working capital purposes. In connection with these facilities, Commercial Services has the sole discretion throughout the duration of these facilities to determine the amount of credit that may be made available to its clients at any time and whether to honor any specific advance requests made by its clients under these credit facilities.

Letters of Credit

Standby letters of credit are commitments to pay the beneficiary thereof if drawn upon by the beneficiary upon satisfaction of the terms of the letter of credit. Those commitments are primarily issued to support public and private borrowing arrangements. To mitigate its risk, BancShares' credit policies govern the issuance of standby letters of credit. The credit risk related to the issuance of these letters of credit is essentially the same as in extending loans to clients and, therefore, these letters of credit are collateralized when necessary. These financial instruments generate fees and involve, to varying degrees, elements of credit risk in excess of amounts recognized in the Consolidated Balance Sheets.

Deferred Purchase Agreements

A DPA is provided in conjunction with factoring, whereby a client is provided with credit protection for trade receivables without purchasing the receivables. The trade receivables terms generally require payment in 90 days or less. If the client's customer is unable to pay an undisputed receivable solely as the result of credit risk, BancShares is then required to purchase the receivable from the client, less any borrowings for such client based on such defaulted receivable. The outstanding amount in the table above, less $166 million and $143 million at December 31, 2024 and December 31, 2023, respectively, of borrowings for such clients, is the maximum amount that BancShares would be required to pay under all DPAs. This maximum amount would only occur if all receivables subject to DPAs default in the manner described above, thereby requiring BancShares to purchase all such receivables from the DPA clients.

The table above includes $1.74 billion and $1.92 billion of DPA exposures at December 31, 2024 and December 31, 2023, respectively, related to receivables on which BancShares has assumed the credit risk. The table also includes $59 million and $161 million available under DPA credit line agreements provided at December 31, 2024 and December 31, 2023, respectively. The DPA credit line agreements specify a contractually committed amount of DPA credit protection and are cancellable by us only after a notice period, which is typically 90 days or less.

Litigation and Other Contingencies

The Parent Company and certain of its subsidiaries have been named as a defendant in legal actions arising from its normal business activities in which damages in various amounts are claimed. BancShares is also exposed to litigation risk relating to the prior business activities of banks from which assets were acquired and liabilities assumed.

BancShares is involved, and from time to time in the future may be involved, in a number of pending and threatened judicial, regulatory, and arbitration proceedings as well as proceedings, investigations, examinations and other actions brought or considered by governmental and self-regulatory agencies. These matters arise in connection with the ordinary conduct of BancShares' business. At any given time, BancShares may also be in the process of responding to subpoenas, requests for documents, data and testimony relating to such matters and engaging in discussions to resolve the matters (all of the foregoing collectively being referred to as "Litigation"). While most Litigation relates to individual claims, BancShares may be subject to putative class action claims and similar broader claims and indemnification obligations.

In light of the inherent difficulty of predicting the outcome of Litigation matters and indemnification obligations, particularly when such matters are in their early stages or where the claimants seek indeterminate damages, BancShares cannot state with confidence what the eventual outcome of the pending Litigation will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines, or penalties related to each pending matter will be, if any. In accordance with applicable accounting guidance, BancShares' establishes reserves for Litigation when those matters present loss contingencies as to which it is both probable that a loss will occur and the amount of such loss can reasonably be estimated. Based on currently available information, BancShares does not believe that the outcome of Litigation that is currently pending will have a material impact on BancShares' consolidated financial statements. The actual results of resolving such matters may be substantially higher than the amounts reserved.

For certain Litigation matters in which BancShares is involved, BancShares is able to estimate a range of reasonably possible losses in excess of established reserves and insurance. For other matters for which a loss is probable or reasonably possible, such an estimate cannot be determined. For Litigation and other matters where losses are reasonably possible, management currently estimates an aggregate range of reasonably possible losses of up to $10 million in excess of any established reserves and any insurance we reasonably believe we will collect related to those matters. This estimate represents reasonably possible losses (in excess of established reserves and insurance) over the life of such Litigation, which may span a currently indeterminable number of years, and is based on information currently available as of December 31, 2024. The Litigation matters underlying the estimated range will change from time to time, and actual results may vary significantly from this estimate.

Those Litigation matters for which an estimate is not reasonably possible or as to which a loss does not appear to be reasonably possible, based on current information, are not included within this estimated range and, therefore, this estimated range does not represent BancShares' maximum loss exposure.

The foregoing statements about BancShares' Litigation are based on BancShares' judgments, assumptions, and estimates and are necessarily subjective and uncertain. In the event of unexpected future developments, it is possible that the ultimate resolution of these cases, matters, and proceedings, if unfavorable, may be material to BancShares' consolidated financial position in a particular period.

NOTE 24 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BancShares has investments in qualified affordable housing projects primarily for CRA purposes and obtaining tax credits. These investments are accounted for in accordance with PAM. BancShares also has investments in various trusts, partnerships, and limited liability corporations established in conjunction with structured financing transactions of equipment, power and infrastructure projects, and workout transactions. BancShares' interests in these entities were entered into in the ordinary course of business and are accounted for under the equity or cost methods. Refer to Note 9—Variable Interest Entities and Note 10—Other Assets for additional information.

The combination of investments in and loans to unconsolidated entities represents BancShares' maximum exposure to loss, as BancShares does not provide guarantees or other forms of indemnification to unconsolidated entities.

BancShares has, and expects to have in the future, banking transactions in the ordinary course of business with its directors, executive officers, principal shareholders, and their immediate family (collectively "Related Persons"), including transactions in which Related Persons may have a material interest. Loans to Related Persons totaled $42 million and $27 million as of December 31, 2024 and 2023, respectively. Unfunded loan commitments available to Related Persons totaled $14 million and $10 million as of December 31, 2024 and 2023, respectively.

NOTE 25 — PARENT COMPANY FINANCIAL STATEMENTS

The following tables present condensed stand-alone financial statements of the Parent Company:

Parent Company
Condensed Balance Sheets

dollars in millions		December 31, 2024		December 31, 2023
Assets				
Cash and due from banks	$	310	$	200
Interest-earning deposits at banks		1		5
Investment in marketable equity securities		99		82
Note receivable from banking subsidiary		200		—
Investment in banking subsidiary		21,932		21,324
Investment in other subsidiaries		97		50
Other assets		75		60
Total assets	$	22,714	$	21,721
Liabilities and Stockholders' Equity				
Subordinated debt	$	350	$	367
Borrowings due to banking subsidiary		44		45
Other liabilities		92		54
Total liabilities		486		466
Stockholders' equity		22,228		21,255
Total liabilities and stockholders' equity	$	22,714	$	21,721

Parent Company
Condensed Statements of Income

		Year Ended December 31				
dollars in millions		2024		2023		2022
Income						
Dividends from banking subsidiary	$	2,221	$	367	$	1,410
Other income (loss)		25		(8)		(2)
Total income		2,246		359		1,408
Expenses						
Interest expense		16		22		19
Other expenses		61		40		26
Total expenses		77		62		45
Income before income taxes and equity in undistributed net income of subsidiaries		2,169		297		1,363
Income tax (benefit) expense		(22)		(14)		44
Income before equity in undistributed net income of subsidiaries		2,191		311		1,319
Equity in undistributed (distributed) net income of subsidiaries		586		11,155		(221)
Net income		2,777		11,466		1,098
Preferred stock dividends		61		59		50
Net income available to common stockholders	$	2,716	$	11,407	$	1,048

Parent Company

Condensed Statements of Cash Flows

dollars in millions	Year Ended December 31 2024	2023	2022
OPERATING ACTIVITIES			
Net income	$ 2,777	$ 11,466	$ 1,098
Adjustments to reconcile net income to cash provided by operating activities:			
(Undistributed) distributed net income of subsidiaries	(586)	(11,155)	221
Deferred tax expense (benefit)	2	(5)	48
Net amortization of premiums and discounts	—	—	1
Fair value adjustment on marketable equity securities, net	(13)	11	6
Stock based compensation expense	—	5	19
Realized gain on sale of investment securities, net	(6)	—	—
Net change in other assets	(15)	(17)	(3)
Net change in other liabilities	(5)	3	(2)
Other operating activities	3	—	—
Net cash provided by operating activities	2,157	308	1,388
INVESTING ACTIVITIES			
Net decrease (increase) in interest-earning deposits at banks	4	(2)	3
Purchase of marketable equity securities	(6)	—	—
Proceeds from sale of marketable equity securities	15	—	—
Note receivable from banking subsidiary	(200)	—	—
Net cash paid in acquisition	—	—	(51)
Other investing activities	(23)	—	—
Net cash used in investing activities	(210)	(2)	(48)
FINANCING ACTIVITIES			
Repayment of other borrowings	—	—	(68)
Repayment of subordinated debt	(17)	(87)	—
(Repayment) proceeds for borrowings due to banking subsidiary	(1)	(15)	20
Repurchase of Class A common stock	(1,648)	—	(1,240)
Cash dividends paid	(158)	(117)	(83)
Other financing activities	(13)	(6)	(24)
Net cash used in financing activities	(1,837)	(225)	(1,395)
Net change in cash and due from banks	110	81	(55)
Cash and due from banks at beginning of year	200	119	174
Cash and due from banks at end of year	$ 310	$ 200	$ 119
CASH PAYMENTS (REFUNDS) FOR:			
Interest	$ 15	$ 23	$ 18
Income taxes	(1)	470	(536)

Item 9A. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we are able to record, process, summarize and report in a timely manner the information required to be disclosed in the reports we file under the Exchange Act.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

We review our internal controls over financial reporting on an ongoing basis and make changes intended to ensure the quality of our financial reporting. There were no changes in our internal control over financial reporting during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, BancShares' internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of BancShares is responsible for establishing and maintaining adequate internal control over financial reporting. BancShares' internal control system was designed to provide reasonable assurance to the BancShares' management and Board regarding the preparation and fair presentation of published financial statements.

BancShares' management assessed the effectiveness of BancShares' internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* (2013). Based on that assessment, BancShares' management believes, as of December 31, 2024, BancShares' internal control over financial reporting is effective. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

BancShares' independent registered public accounting firm has issued an audit report on BancShares' internal control over financial reporting. This report appears under "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting" in Item 8. Financial Statements and Supplementary Data.

Item 9B. Other Information.

(a) None

(b) Director and Officer 10b5-1 Trading Arrangements

During the fourth quarter of 2024, none of BancShares' directors or officers adopted or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

PART III

Item 14. Principal Accounting Fees and Services

Our independent registered public accounting firm is KPMG LLP, Raleigh, NC, PCAOB Firm ID: 185.

The other information required by this Item 14 is incorporated herein by reference from the "Proposal 3: Ratification of Appointment of Independent Accountants" section of the 2025 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated October 15, 2020, by and among CIT Group Inc., the Registrant, First-Citizens Bank & Trust Company, and FC Merger Subsidiary IX, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K dated October 20, 2020)
2.2	Amendment No. 1, dated September 30, 2021, to the Agreement and Plan of Merger dated October 15, 2020, by and among CIT Group Inc., the Registrant, First-Citizens Bank & Trust Company, and FC Merger Subsidiary IX, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated September 30, 2021)
2.3	Purchase and Assumption Agreement All Deposits, dated March 27, 2023, by and among the Federal Deposit Insurance Corporation, receiver of Silicon Valley Bridge Bank, N.A., the Federal Deposit Insurance Corporation and First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed March 31, 2023)
2.4	Extensions of Time to the Purchase and Assumption Agreement All Deposits, dated March 27, 2023, by and among the Federal Deposit Insurance Corporation, receiver of Silicon Valley Bridge Bank, N.A., the Federal Deposit Insurance Corporation and First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 2.1 to the Registrant's Form 10-Q for the quarter ended June 30, 2023)
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended, dated April 26, 2023 (incorporated by reference to Exhibit 3.01 to the Registrant's Form 8-K dated May 1, 2023)
3.2	Certificate of Designation of 5.375% Non-Cumulative Perpetual Preferred Stock, Series A, dated March 11, 2020 (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
3.3	Restated Certificate of Designation of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, dated February 22, 2022 (incorporated by reference to Exhibit 3.3 to the Registrant's Form 10-K for the year ended December 31, 2021)
3.4	Restated Certificate of Designation of 5.625% Non-Cumulative Perpetual Preferred Stock, Series C, dated February 22, 2022 (incorporated by reference to Exhibit 3.4 to the Registrant's Form 10-K for the year ended December 31, 2021)
3.5	Amended and Restated Bylaws of the Registrant, dated January 24, 2023- (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K dated January 24, 2023)
4.1	Specimen of Registrant's Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-K for the year ended December 31, 2008)
4.2	Specimen of Registrant's Class B Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registrant's Form 10-K for the year ended December 31, 2008)
4.3	Specimen of Registrant's 5.375% Non-Cumulative Perpetual Preferred Stock, Series A, Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
4.4	Specimen of Registrant's Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 1 of the Registrant's Form S-4 Registration Statement (333-250131) filed on December 21, 2020)
4.5	Specimen of Registrant's 5.625% Non-Cumulative Perpetual Preferred Stock, Series C, Certificate (incorporated by reference to Exhibit 4.4 to Amendment No. 1 of the Registrant's Form S-4 Registration Statement (333-250131) filed on December 21, 2020)
4.6	Deposit Agreement, dated as of March 12, 2020, among the Registrant, Broadridge Corporate Issuer Solutions, Inc., as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
4.7	Form of Depositary Receipt (included as Exhibit A in Exhibit 4.6 hereto)
4.8	Description of the Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (filed herewith)
4.9	Instruments defining the rights of holders of long-term debt will be furnished to the SEC upon request.
4.10	Amended and Restated Initial Purchase Money, Note dated March 27, 2023, made by First-Citizens Bank & Trust Company and payable to the order of the Federal Deposit Insurance Corporation, as received for Silicon Valley Bridge Bank, National Association, or its successors and registered assigns (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K dated November 27, 2023)
4.11	Custodial and Paying Agency Agreement, dated March 27, 2023, by and among First-Citizens Bank & Trust Company, individually and as custodian and debtor, U.S. Bank & Trust Company, National Association, as paying agent, and the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, National Association, as notes designee and as collateral agent (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K filed on November 27, 2023)
*10.1	Executive Consultation, Separation from Service and Death Benefit Agreement, dated January 1, 2005, by and between Registrant's subsidiary First-Citizens Bank & Trust Company and Frank B. Holding, Jr. (incorporated by reference to Exhibit 9.1 to the Registrant's Form 8-K dated February 18, 2011)
*10.2	Executive Consultation, Separation from Service and Death Benefit Agreement, dated January 24, 2011, by and between Registrant's subsidiary First-Citizens Bank & Trust Company and Hope Holding Bryant (incorporated by reference to Exhibit 9.5 to the Registrant's Form 8-K dated February 18, 2011)
*10.3	Employee Consultation, Post-Retirement, Non-Competition and Death Benefit Agreement, dated August 1, 2011, by and between Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First Citizens Bank and Trust Company, Inc., and Peter M. Bristow (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.4	Employee Consultation, Post-Retirement, Non-Competition and Death Benefit Agreement, dated August 1, 2011, by and between Registrant's subsidiary, First-Citizens Bank & Trust Company as successor by merger to First Citizens Bank and Trust Company, Inc., and Craig L. Nix (incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.5	Executive Consultation, Separation from Service and Death Benefit Agreement, dated January 24, 2011, by and between Registrant's subsidiary First-Citizens Bank & Trust Company and Jeffery L. Ward (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K for the year ended December 31, 2020)
*10.6	409A Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First Citizens Bank and Trust Company, Inc., effective January 31, 2013 (incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K for the year ended December 31, 2014)

*10.7	Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First Citizens Bank and Trust Company, Inc., effective January 1, 1998 (incorporated by reference to Exhibit 10.13 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.8	Amended and Restated Long-Term Incentive Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, effective January 1, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated January 25, 2022)
*10.9	Form of Long-Term Incentive Plan Award Agreement (for awards in 2022) (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 2021)
*10.10	Form of Long-Term Incentive Plan Award Agreement (for awards in 2023) (filed herewith)
*10.11	Form of Long-Term Incentive Plan Award Agreement (for awards in 2024) (filed herewith)
*10.12	Form of Long-Term Incentive Plan Award Agreement (for awards in 2025) (filed herewith)
*10.13	Nonqualified Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, effective March 1, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated February 24, 2021)
*10.14	Merger Performance Plan of Registrant's subsidiary, First-Citizen's Bank & Trust Company, effective January 1, 2022 (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended March 31, 2022)
10.15	Commercial Shared-Loss Agreement, dated March 27, 2023, by and between the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, National Association, and First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed March 31, 2023)
10.16	Advance Facility Agreement, dated March 27, 2023, by and among First-Citizens Bank & Trust Company and the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, National Association, as lender and as collateral agent (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on November 27, 2023)
10.17	Security Agreement, dated March 27, 2023, by and among First-Citizens Bank & Trust Company, individually and as grantor and debtor, and the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, National Association, as notes designee and as collateral agent (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on November 27, 2023)
19	Insider Trading Policy, dated February 19, 2025 (filed herewith)
21	Subsidiaries of the Registrant (filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP (filed herewith)
24	Power of Attorney (filed herewith)
31.1	Certification of Chief Executive Officer (filed herewith)
31.2	Certification of Chief Financial Officer (filed herewith)
32.1	Certification of Chief Executive Officer (filed herewith)
32.2	Certification of Chief Financial Officer (filed herewith)
97	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to the Registrant's Form 10-K for the year ended December 31, 2023)
**101.INS	Inline XBRL Instance Document (filed herewith)
**101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith)
**101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)
**101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)
**101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)
**101.DEF	Inline XBRL Taxonomy Definition Linkbase (filed herewith)
**104	Cover Page Interactive Data File (embedded within the Inline XBRL document filed as Exhibit 101)
*	Management contract or compensatory plan or arrangement.
**	Interactive data files are furnished but not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Citizens BancShares, Inc. (Registrant)

/s/ Frank B. Holding, Jr.

Frank B. Holding, Jr.
Chairman and Chief Executive Officer

Dated: February 21, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the Registrant and in the capacities indicated on February 21, 2025.

Signature	Title	Date
/s/ Frank B. Holding, Jr. **Frank B. Holding, Jr.**	Chairman and Chief Executive Officer	February 21, 2025
/s/ Craig L. Nix **Craig L. Nix**	Chief Financial Officer (principal financial officer and principal accounting officer)	February 21, 2025
/s/ Ellen R. Alemany * **Ellen R. Alemany**	Director	February 21, 2025
/s/ John M. Alexander, Jr. * **John M. Alexander, Jr.**	Director	February 21, 2025
/s/ Victor E. Bell, III * **Victor E. Bell, III**	Director	February 21, 2025
/s/ Peter M. Bristow * **Peter M. Bristow**	Director	February 21, 2025
/s/ Hope H. Bryant * **Hope H. Bryant**	Director	February 21, 2025
/s/ Michael A. Carpenter * **Michael A. Carpenter**	Director	February 21, 2025
/s/ H. Lee Durham, Jr. * **H. Lee Durham, Jr.**	Director	February 21, 2025
/s/ Eugene Flood, Jr. * **Eugene Flood, Jr.**	Director	February 21, 2025

Signature	Title	Date
/s/ Robert R. Hoppe *	Director	February 21, 2025
Robert R. Hoppe		
/s/ David G. Leitch *	Director	February 21, 2025
David G. Leitch		
/s/ Robert E. Mason, IV *	Director	February 21, 2025
Robert E. Mason, IV		
/s/ Robert T. Newcomb *	Director	February 21, 2025
Robert T. Newcomb		
/s/ R. Mattox Snow, III *	Director	February 21, 2025
R. Mattox Snow, III		

*   Craig L. Nix hereby signs this Annual Report on Form 10-K on February 21, 2025, on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a Power of Attorney filed herewith.

By: /s/ Craig L. Nix

     Craig L. Nix
     As Attorney-In-Fact

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First Citizens BancShares, Inc. | 4300 Six Forks Road | Raleigh, North Carolina 27609